As filed with the Securities and Exchange Commission on May 31, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
Under
The Securities Act of 1933

NUANCE COMMUNICATIONS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	3577	94-3156479
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1 Wayside Road
Burlington, Massachusetts 01803
(781) 565-5000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James R. Arnold, Jr.
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, Massachusetts 01803
(781) 565-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert Sanchez, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street, NW Fifth Floor Washington, D.C. 20006 (202) 973-8800	Jo-Anne Sinclair, Esq. Vice President and General Counsel Nuance Communications, Inc. 1 Wayside Road Burlington, Massachusetts 01803 (781) 565-5000	Brian Keeler, Esq. Julio E. Vega, Esq. Bingham McCutchen LLP 150 Federal Street Boston, Massachusetts 02110 (617) 951-8000

Approximate date of commencement of proposed sale to the public: As soon as practical after effectiveness of this registration statement and upon consummation of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

			Proposed
Title of Each Class of Securities	Amount to be	Proposed	Maximum Aggregate	Amount of
to be Registered	Registered (1)	Maximum Offering Price per Unit	Offering Price(2)	Registration Fee
Common Stock, par value $0.001 per share	5,836,576 shares	N/A	$0	$0

(1)	Based upon the estimated maximum number of shares of common stock, par value $0.001 per share, of Nuance Communications, Inc. that may be issued pursuant to the merger.

(2)	Estimated solely for purposes of calculating the registration fee required by the Securities Act of 1933, as amended, and computed pursuant to Rules 457(f)(2) under the Securities Act. The proposed maximum aggregate offering price has been estimated as $0 because (i) the amount of cash to be paid by the registrant pursuant to the merger, approximately $210,000,000, exceeds (ii) the product of (A) the book value of a share of VoiceSignal common stock or common stock equivalent as of March 31, 2007 $(0.02) and (B) 152,823,927, the maximum number of shares of VoiceSignal common stock and common stock equivalents expected to be exchanged in connection with the merger.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

THE INFORMATION IN THIS JOINT INFORMATION STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NUANCE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS JOINT INFORMATION STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED MAY 31, 2007

VOICE SIGNAL TECHNOLOGIES, INC.
June   , 2007

Dear Voice Signal Technologies, Inc. Stockholders:

As previously communicated, the boards of directors of Nuance Communications, Inc. and Voice Signal Technologies, Inc. have unanimously approved a merger, which provides for the merger of a subsidiary of Nuance into VoiceSignal. If we complete the merger, VoiceSignal will become a wholly owned subsidiary of Nuance and your shares of VoiceSignal stock will be converted into the right to receive a mix of cash and shares of Nuance common stock.

We are soliciting an action by written consent which asks you to adopt the Agreement and Plan of Merger, dated as of May 14, 2007, by and among Nuance, Vicksburg Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Nuance, VoiceSignal, U.S. Bank National Association, as escrow agent and Stata Venture Partners, LLC, as the representative of the VoiceSignal’s stockholders, with respect to the merger of Vicksburg Acquisition Corporation with and into VoiceSignal upon the terms and subject to the conditions thereof and approve the transactions contemplated by the merger agreement. The merger is more completely described in the accompanying joint information statement/prospectus, and a copy of the merger agreement is attached as Annex A thereto.

AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE MERGER REFERRED TO ABOVE AND CONCLUDED THAT IT IS IN THE BEST INTERESTS OF VOICESIGNAL AND ITS STOCKHOLDERS. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU CONSENT TO THE ACTION REFERRED TO ABOVE.

In the material accompanying this letter you will find a joint information statement/prospectus relating to the actions to be taken by the VoiceSignal stockholders pursuant to the enclosed action by written consent. The joint information statement/prospectus more fully describes the merger agreement and the proposed merger and includes information about VoiceSignal and Nuance.

We encourage you to read the joint information statement/prospectus, which includes important information about the merger. IN ADDITION, THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 15 OF THE JOINT INFORMATION STATEMENT/PROSPECTUS CONTAINS A DESCRIPTION OF RISKS THAT YOU SHOULD CONSIDER IN EVALUATING THE MERGER.

It is important that you use this opportunity to take part in the affairs of VoiceSignal by voting pursuant to the action by written consent. PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ACCOMPANYING ACTION BY WRITTEN CONSENT IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED. YOUR VOTE IS VERY IMPORTANT.

Sincerely,

/s/
Richard J. Geruson
Richard J. Geruson
Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR THE SECURITIES OF NUANCE TO BE ISSUED PURSUANT TO THE MERGER, OR DETERMINED IF THIS JOINT INFORMATION STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This joint information statement/prospectus is dated June   , 2007, and is first being sent to VoiceSignal stockholders on or about June   , 2007.

ADDITIONAL INFORMATION

See the section entitled “Where You Can Find More Information” on page 140 of this joint information statement/prospectus for more information about the documents referred to in this joint information statement/prospectus.

You should rely only on the information contained in this joint information statement/prospectus in deciding how to vote on the action by written consent of VoiceSignal stockholders. No one has been authorized to provide you with information that is different from that contained in this joint information statement/prospectus. This joint information statement/prospectus is dated June   , 2007. You should not assume that the information contained in this joint information statement/prospectus is accurate as of any date other than that date.

This joint information statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint information statement/prospectus regarding VoiceSignal has been provided by VoiceSignal and information contained in this joint information statement/prospectus regarding Nuance and Vicksburg Acquisition Corporation has been provided by Nuance.

i

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QUESTIONS AND ANSWERS ABOUT THE MERGER OF VOICESIGNAL AND NUANCE

Q:	WHY ARE VOICESIGNAL AND NUANCE PROPOSING THE MERGER?

A:	We are proposing the merger because we believe the combination of our two companies will bring together a broad set of speech technologies, products and professional services in a diversified organization that is able to support partners and customers more effectively and efficiently.

Q:	WHAT WILL HAPPEN TO VOICESIGNAL AS A RESULT OF THE MERGER?

A:	If the merger is completed, VoiceSignal will become a wholly owned subsidiary of Nuance.

Q:	WHAT WILL I RECEIVE IN THE MERGER?

A:	Upon completion of the merger, VoiceSignal stockholders will be entitled to receive aggregate merger consideration consisting of approximately $210 million in cash and approximately 5,836,576 shares of Nuance common stock. The merger consideration payable to VoiceSignal stockholders upon completion of the merger is subject to a number of adjustments, including adjustments for (i) certain expenses incurred by VoiceSignal in connection with the merger and (ii) the exercise of vested VoiceSignal stock options between the date of the merger agreement and completion of the merger. As a result, the exact consideration that a VoiceSignal stockholder will receive may not be known at the time the written consent is effective and will depend on the magnitude of the adjustments, if any, described above. All VoiceSignal stockholders will also have a portion of the merger consideration that they would otherwise be entitled to receive deposited in an escrow fund that will be used to compensate Nuance if Nuance is entitled to indemnification under the merger agreement.

The maximum number of shares of Nuance common stock to be issued by Nuance in the merger was fixed at the time the merger agreement was signed. Nuance common stock trades on the NASDAQ Global Select Market and is subject to price fluctuation. Therefore, the value of the Nuance common stock you receive as merger consideration cannot be known at the time the written consent is effective. The value of the Nuance common stock you receive in the merger may be equal to, less than or greater than its value on the date the merger agreement was signed and/or the date of the written consent.

Q:	WHAT IS THE ESCROW AND HOW DOES IT WORK?

A:	Upon completion of the merger, Nuance will withhold $30 million from the cash portion of the consideration to be distributed to the VoiceSignal stockholders in connection with the merger and deposit such amount into an escrow fund. This escrowed amount will be available to compensate Nuance if it is entitled to indemnification under the merger agreement. Any portion of this escrowed amount that, twelve months following the completion of the merger, has not been used to indemnify Nuance and that is not the subject of an unresolved claim for indemnification by Nuance will be distributed to the VoiceSignal stockholders.

Q:	WHO IS THE STOCKHOLDERS REPRESENTATIVE?

A:	Stata Venture Partners, LLC will serve as the representative of the VoiceSignal stockholders. As such, Stata Venture Partners, LLC will represent your interests after the merger and will be entitled to make decisions regarding the escrow fund. By approving the merger agreement, the merger and related transactions, you are consenting to the appointment of Stata Venture Partners, LLC as your representative.

Q:	WHAT HAPPENS TO VOICESIGNAL STOCK OPTIONS IN THE MERGER?

A:	All holders of outstanding VoiceSignal stock options that are vested and exercisable at or prior to the effective time of the merger or that become vested and exercisable as a result of the merger, will be provided with the opportunity to exercise the options on a “net exercise” basis and exchanged for the appropriate amount of merger consideration. All outstanding VoiceSignal stock options that are unvested at the effective time of the merger will, at Nuance’s option, either be (i) assumed by Nuance on generally the same terms and conditions governing outstanding options immediately prior to the completion of the merger, except that the number of Nuance common shares into which each outstanding VoiceSignal option will be exercisable and the exercise price will be appropriately adjusted to reflect the ratio of Nuance common shares into which VoiceSignal common shares are converted pursuant to the merger agreement or (ii) fully accelerated and cashed out at their net exercise value.

Q:	MAY VOICESIGNAL OPTIONHOLDERS EXERCISE VESTED STOCK OPTIONS BETWEEN NOW AND COMPLETION OF THE MERGER?

A:	Yes. Any shares of VoiceSignal stock that an optionholder receives upon exercise of vested stock options prior to completion of the merger will be converted into the right to receive the merger consideration described above, subject to the escrow provisions described above.

Q:	WILL I RECEIVE FRACTIONAL SHARES OF NUANCE STOCK IN THE MERGER?

A:	No. The number of shares of Nuance common stock that each VoiceSignal stockholder will receive in the merger will be rounded down to the nearest whole share and each holder will receive a cash payment in an amount equal to any fractional share that would otherwise be issued to such holder multiplied by $15.42.

Q:	WILL MY RIGHTS AS A NUANCE STOCKHOLDER BE DIFFERENT FROM MY RIGHTS AS A VOICESIGNAL STOCKHOLDER?

A:	Yes. Upon completion of the merger, you will become a Nuance stockholder. There are important differences between the rights of stockholders of Nuance and stockholders of VoiceSignal. Please carefully review the description of these differences in the section of this joint information statement/prospectus entitled “Comparison of Stockholder Rights” beginning on page 135.

Q:	WHAT STOCKHOLDER APPROVALS ARE REQUIRED TO COMPLETE THE MERGER?

A:	We cannot complete the merger unless, among other things, (i) a majority of the outstanding shares of VoiceSignal capital stock on an as-converted-to-common stock basis and (ii) a majority of the outstanding shares of VoiceSignal Series C preferred stock and Series D preferred stock, voting together as a single class on an as converted-to-common stock basis, vote to adopt the merger agreement and approve the transactions contemplated thereby. As of May 31, 2007, VoiceSignal directors, executive officers and their affiliates were entitled to vote approximately 88% of the outstanding shares of VoiceSignal capital stock on an as-converted-to-common stock basis and approximately 91% of the VoiceSignal Series C preferred stock and Series D preferred stock voting together on an as-converted-to-common basis. VoiceSignal directors, executive officers and their affiliates holding approximately 74% of the outstanding shares of VoiceSignal capital stock on an as-converted-to-common stock basis and approximately 78% of the Series C preferred stock and Series D preferred stock, voting together on an as-converted-to-common stock basis, have already agreed with Nuance and VoiceSignal, in a voting agreement, to vote their shares of VoiceSignal stock in favor of the adoption of the merger agreement and approval of the transactions contemplated thereby. No vote of Nuance stockholders is required to complete the merger.

Q:	HOW DOES THE BOARD OF DIRECTORS OF VOICESIGNAL RECOMMEND THAT I VOTE?

A:	The VoiceSignal board of directors unanimously recommends that VoiceSignal stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated thereby.

Q:	WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A:	We expect to complete the merger as quickly as possible once all the conditions to the merger, including obtaining the approvals of VoiceSignal stockholders, are fulfilled. While we cannot predict the exact timing, we currently expect to complete the merger in June 2007.

Q:	WHERE CAN I FIND MORE INFORMATION ABOUT VOICESIGNAL AND NUANCE?

A:	You can find more information about VoiceSignal and Nuance from reading this joint information statement/prospectus and the various sources described in this joint information statement/prospectus under the section entitled “Where You Can Find More Information.”

Q:	WHERE DO I RETURN VOICESIGNAL’S ACTION BY WRITTEN CONSENT AND BY WHEN?

A:	We request that the completed and executed action by written consent be received by mail or fax no later than June , 2007, to the following address:

Voice Signal Technologies, Inc.
150 Presidential Way, Suite 310
Woburn, Massachusetts 01801
Attn: Corporate Secretary
Facsimile: (781) 970-2300

Q:	CAN VOICESIGNAL’S STOCKHOLDERS CHANGE THEIR VOTES AFTER THEY HAVE MAILED THEIR SIGNED ACTION BY WRITTEN CONSENT?

A:	Yes. VoiceSignal stockholders can change their votes at any time before a sufficient number of written consents to take a corporation action have been filed with the corporate secretary by delivering a signed written revocation or a later-dated signed written consent to the address set forth in the answer to the previous question.

Q:	WHO IS PAYING FOR THE SOLICITATION OF THE ACTION BY WRITTEN CONSENT?

A:	Nuance is paying the cost of soliciting the action by written consent, including the printing and filing of this joint information statement/prospectus, and any additional information furnished to VoiceSignal stockholders, except that Nuance and VoiceSignal will pay their respective legal and accounting fees incurred in connection with preparing this joint information statement/prospectus. Neither Nuance nor VoiceSignal has engaged a proxy solicitation firm to solicit the written consents from VoiceSignal’s stockholders.

Q:	WHAT DO I NEED TO DO TO VOTE?

A:	After carefully reading and considering the information contained in this joint information statement/prospectus, please mail your completed and signed action by written consent in the enclosed postage-paid return envelope as soon as possible so that your shares may be voted. In order to assure that we obtain your vote, please vote as instructed on the action by written consent.

Q:	ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE TRANSACTIONS CONTEMPLATED THEREBY?

A:	Yes. You should consider the risk factors set out in the section entitled “Risk Factors” beginning on page 15 of this joint information statement/prospectus.

Q:	WILL VOICESIGNAL STOCKHOLDERS BE ABLE TO TRADE THE NUANCE COMMON STOCK THAT THEY RECEIVE PURSUANT TO THE MERGER?

A:	Yes. VoiceSignal stockholders will be able to trade the shares of Nuance common stock they receive pursuant to the merger once the stock certificates representing such shares have been received from the exchange agent upon their surrender to the exchange and paying agent of the VoiceSignal stock certificates. The shares of Nuance common stock that VoiceSignal stockholders receive pursuant to the merger will be listed on the NASDAQ Global Select Market under the symbol “NUAN.” Certain persons who are deemed affiliates of VoiceSignal will be required to comply with Rule 145 promulgated under the Securities Act of 1933, as amended, which we refer to as the Securities Act, if they sell their shares of Nuance common stock received pursuant to the merger.

Q:	IS THE MERGER EXPECTED TO BE TAXABLE TO ME?

A:	Generally, yes. The receipt of the merger consideration for VoiceSignal capital stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, generally you will recognize gain or loss as a result of the merger measured by the difference, if any, between (i) the fair market value of the Nuance common stock as of the effective time of the merger and the cash received and (ii) your adjusted tax basis in the VoiceSignal capital stock exchanged therefore in the merger.

You should read “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 35 for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q:	SHOULD I SEND IN MY VOICESIGNAL STOCK CERTIFICATES NOW?

A:	No. If VoiceSignal stockholders adopt the merger agreement and approve the transactions contemplated thereby, immediately prior to the completion of the merger, Nuance will send VoiceSignal stockholders written instructions, including a letter of transmittal, that will explain how to exchange VoiceSignal stock certificates for Nuance common stock certificates and cash. Please do not send in any VoiceSignal stock certificates until you receive these written instructions and the letter of transmittal.

Q:	AM I ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER?

A:	Yes. The stockholders of VoiceSignal may be entitled, under certain circumstances, to appraisal rights under Delaware law. For a detailed discussion of appraisal rights under Delaware law, please see “The Merger — Appraisal Rights” beginning on page 38.

Q:	WHO CAN HELP ANSWER MY QUESTIONS?

A:	If you have any questions about the merger or if you need additional copies of this joint information statement/prospectus or the enclosed action by written consent, you should contact:

VOICE SIGNAL TECHNOLOGIES, INC.
150 Presidential Way, Suite 310
Woburn, Massachusetts 01801
(781) 970-5200
Attention: Damon Pender, Vice President of Finance

SUMMARY OF THE MERGER

The following is a summary of the information contained in this document relating to the merger of VoiceSignal and Nuance. This summary may not contain all of the information that is important to you. You should carefully read this entire joint information statement/prospectus and the other documents to which we refer. In particular, you should read the annexes attached to this joint information statement/prospectus, including the merger agreement, which is attached as Annex A and is incorporated by reference into this joint information statement/prospectus.

The Companies

Voice Signal Technologies, Inc.
150 Presidential Way, Suite 310
Woburn, Massachusetts 01801
(781) 970-5200
http://www.voicesignal.com

Voice Signal Technologies, Inc. develops and markets voice software solutions for cell phones and other mobile devices. By enabling people to use voice to access phone features and network services through their handsets, VoiceSignal’s solutions make it significantly easier to realize the potential of mobile computing on a wide range of handsets and devices. VoiceSignal’s products range from VSuite, VoiceSignal’s line of small footprint voice interface solutions for voice dialing and voice commands, to VSearch, VoiceSignal’s recently announced voice-enabled client-server platform for mobile search.

Nuance Communications, Inc.
1 Wayside Road
Burlington, Massachusetts 01803
(781) 565-5000
http://www.nuance.com

Nuance Communications, Inc. is a leading provider of speech and imaging solutions for businesses and consumers around the world. Its technologies, applications and services make the user experience more compelling by transforming the way people interact with information and how they create, share and use documents. Every day, millions of users and thousands of businesses experience Nuance’s proven applications.

Vicksburg Acquisition Corporation
1 Wayside Road
Burlington, Massachusetts 01803
(781) 565-5000
http://www.nuance.com

Vicksburg Acquisition Corporation is a wholly owned subsidiary of Nuance recently formed solely for the purpose of effecting the merger. It has no business operations.

Structure of the Merger (See page 41)

The merger is structured as a reverse-triangular merger pursuant to which Vicksburg Acquisition Corporation, a wholly owned subsidiary of Nuance, will merge with and into VoiceSignal, and thereafter will cease to exist as a separate corporate entity. After completion of the merger, VoiceSignal will be a wholly owned subsidiary of Nuance.

The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this joint information statement/prospectus. Please carefully read the merger agreement as it is the legal document that governs the proposed merger.

Consideration in the Merger (See pages 41 and 42)

Upon completion of the merger, VoiceSignal stockholders will be entitled to receive aggregate merger consideration consisting of approximately $210 million in cash and approximately 5,836,576 shares of Nuance common stock. The merger consideration payable to VoiceSignal stockholders upon completion of the merger is subject to a number of adjustments, including adjustments for (i) certain expenses incurred by VoiceSignal in connection with the merger and (ii) the exercise of vested VoiceSignal stock options between the date of the merger agreement and completion of the merger. As a result, the exact consideration that a VoiceSignal stockholder will receive may not be known at the time the written consent is effective as it will depend on the magnitude of the adjustments, if any, described above. All VoiceSignal stockholders will also have a portion of the merger consideration that they would otherwise be entitled to receive deposited in an escrow account that will be used to compensate Nuance if Nuance is entitled to indemnification under the merger agreement.

The maximum number of shares of Nuance common stock to be issued by Nuance in the merger was fixed at the time the merger agreement was signed. Nuance common stock trades on the NASDAQ Global Select Market and is subject to price fluctuation. Therefore, the value of the Nuance common stock you will receive in the merger cannot be known at this time. The value of the Nuance common stock you receive in the merger may be equal to, less than or greater than its value on the date the merger agreement was signed and/or the date the written consent is effective.

Treatment of Options (See pages 43 and 44)

Vested VoiceSignal Stock Options

•	Nuance will not assume or otherwise replace any VoiceSignal stock option that is vested and exercisable as of the effective time of the merger or that becomes vested and exercisable as a result of the merger.

•	Prior to completion of the merger, VoiceSignal will give each holder of a vested stock option the opportunity to decline to accept an otherwise automatic modification of such holder’s vested stock options such that:

•	immediately prior to the effective time of the merger, and conditioned on the completion of the merger, such holder shall automatically be deemed to have exercised such vested stock option pursuant to a net exercise program whereby such holder will be deemed to have paid the total exercise price required under such vested stock option by relinquishing that number of shares of VoiceSignal common stock underlying such option in an amount necessary to pay the applicable total exercise price and any applicable withholding taxes required because of such net exercise of such vested stock option.

•	After net exercise, the holder of each such vested VoiceSignal stock option will participate in the merger in the same way, and to the same extent, as if such holder owned the number of shares of VoiceSignal common stock delivered after the automatic deemed net exercise.

Unvested VoiceSignal Options

•	Nuance will have the opportunity to make a written election prior to the effective time of the merger, either to assume every unvested VoiceSignal option or, instead, to cause all such unvested VoiceSignal options to vest and terminate in exchange for a cash payment to the holder of each such terminated option.

•	The cash payment Nuance will make to each holder of an unvested option if Nuance elects to terminate the unvested options will be equal to (i) the number of shares of VoiceSignal common stock underlying the VoiceSignal option multiplied by (ii) the amount of merger consideration to which each outstanding share of VoiceSignal stock on an as-converted-to-common-stock-basis is entitled in the merger, minus (iii) the total amount of the exercise price due under such option.

•	If, instead of terminating the unvested options and making the cash payment described above, Nuance elects to assume all unvested VoiceSignal options, each such assumed option will be converted into an option to purchase a number of shares of Nuance common stock at an exercise price appropriately adjusted for the conversion of VoiceSignal common stock into Nuance common stock in the merger.

•	If any time after completion of the merger, Nuance or VoiceSignal shall terminate for any reason or no reason, other than for “Cause,” the employment of any holder of an assumed option that was unvested at the effective time of the merger, or the holder of any assumed option that was unvested at the effective time of the merger shall terminate for “Good Reason” his or her employment with Nuance or VoiceSignal, then, immediately upon such termination, such unvested option shall automatically become exercisable for all of the shares of Nuance common stock subject to such assumed option.

•	“Cause” means a determination by the Nuance board of directors that the holder of an assumed unvested option has (a) engaged in willful misconduct or unlawful or dishonest conduct in connection with the performance of such holder’s duties and responsibilities as an employee or consultant of Nuance or VoiceSignal; (b) materially breached any of such holder’s obligations under any agreement between such holder and Nuance or VoiceSignal that pertains to such holder’s employment or consulting relationship with Nuance or VoiceSignal; (c) been convicted of a felony; or (d) refused to obey or follow a lawful and reasonable directive issued by such holder’s direct supervisor.

•	“Good Reason” means with regard to a holder of an assumed unvested option: (a) a material change in such holder’s position and responsibilities as an employee or consultant of Nuance or VoiceSignal, except in connection with the termination of such holder’s employment; (b) a reduction in such holder’s base salary or consulting fees not agreed to by such holder; or (c) a material breach by Nuance or VoiceSignal of their obligations under any agreement with such holder.

Voting Requirements (See pages 27 and 28)

We cannot complete the merger unless, among other things, (i) a majority of the outstanding shares of VoiceSignal common stock and VoiceSignal preferred stock, voting together as a single class with each share of VoiceSignal common stock entitled to cast one vote and each share of VoiceSignal preferred stock entitled to cast that number of votes equal to the number of shares of VoiceSignal common stock into which such share of VoiceSignal preferred stock is convertible and (ii) a majority of the outstanding shares of VoiceSignal Series C preferred stock and Series D preferred stock, voting together as a single class, on an as-converted-to-common-stock basis, vote to adopt the merger agreement and approve the transactions contemplated thereby. As of May 31, 2007, VoiceSignal directors, executive officers and their affiliates were entitled to vote approximately 88% of the outstanding shares of VoiceSignal capital stock, voting on an as-converted-to-common-stock basis, and approximately 91% of the VoiceSignal Series C preferred stock and Series D preferred stock voting together as a single class, on an as-converted-to-common-stock basis. VoiceSignal directors, executive officers and their affiliates holding approximately 74% of the outstanding shares of VoiceSignal capital stock on an as-converted-to-common stock basis and approximately 78% of the Series C preferred stock and Series D preferred stock, voting together on an as-converted-to-common stock basis, have already agreed with Nuance and VoiceSignal, in a voting agreement, to vote their shares of VoiceSignal stock in favor of the adoption of the merger agreement and approval of the transactions contemplated thereby. No vote of Nuance stockholders is required to complete the merger.

Recommendations of the VoiceSignal Board of Directors Regarding the Merger (See pages 32 and 33)

After careful consideration of numerous factors, the VoiceSignal board of directors has determined that the proposed merger is advisable, and is fair to and in the best interests of VoiceSignal and its stockholders and unanimously recommends that VoiceSignal stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated thereby.

Completion and Effectiveness of the Merger (See page 41)

We will complete the merger when all of the conditions to completion of the merger are satisfied or waived. The merger will become effective when the certificate of merger we file with the State of Delaware is accepted for filing or at a later time if we specify a later time in the certificate.

While we cannot predict the exact timing, we currently expect to complete the merger in June 2007.

Conditions to Completion of the Merger (See pages 50 and 51)

Each of VoiceSignal’s and Nuance’s obligation to complete the merger is subject to the satisfaction or waiver of a number of conditions, including:

•	that no governmental entity shall have enacted, issued, promulgated, enforced or entered any law, decree, injunction or other order that is in effect and that has the effect of making the merger illegal or otherwise prohibiting completion of the merger;

•	that no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing completion of the merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental entity or instrumentality, domestic or foreign, seeking any of the foregoing be threatened or pending;

•	that VoiceSignal stockholders shall have adopted the merger agreement, and approved the transactions contemplated thereby, including the appointment of Stata Venture Partners, LLC as the stockholder representative;

•	that the registration statement, of which this joint information statement/prospectus is a part, be effective;

•	that the waiting period (and any extension thereof) applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the HSR Act, and similar merger notification laws or regulations of foreign governmental entities in connection with the merger shall have expired or been terminated;

•	that each company’s representations and warranties in the merger agreement are true and correct, to the extent set forth in the merger agreement, except when the failure of such representations or warranties to be true and correct have not resulted, and would not reasonably be expected to result in, individually or in the aggregate with other such failures, a material adverse effect, to the other party;

•	that each party has complied in all material respects with its covenants and agreements in the merger agreement, to the extent set forth in the merger agreement; and

•	that no material adverse effect exist on either company.

Termination of the Merger Agreement (See pages 53 and 54)

VoiceSignal and Nuance may mutually agree at any time to terminate the merger agreement without completing the merger.

In addition, either of VoiceSignal or Nuance may, without the consent of the other, terminate the merger agreement in either of the following circumstances:

•	if the merger is not completed by November 14, 2007; or

•	if: (i) there shall be a final non-appealable order of a federal or state court in effect preventing consummation of the merger, or (ii) there shall be any law enacted, promulgated or issued or deemed applicable to completion of the merger by any governmental entity that would make completion of the merger illegal.

In addition, Nuance may, without the consent of VoiceSignal, terminate the merger agreement in either of the following circumstances:

•	if there shall be any action taken, or any law enacted, promulgated or issued or deemed applicable to the merger by any governmental entity, that would prohibit Nuance’s ownership or operation of the business of VoiceSignal; or

•	if Nuance is not in material breach of its obligations under the merger agreement and there has been a breach of any representation, warranty, covenant or agreement of VoiceSignal or the stockholders contained in the merger agreement such that the closing conditions regarding such representations, warranties and covenants would not be satisfied and such breach has not been cured within ten calendar days after written notice to VoiceSignal and the stockholder representative, unless the breach, by its nature, cannot be cured.

In addition, VoiceSignal may, without the consent of Nuance, terminate the merger agreement if:

•	none of VoiceSignal or the stockholders is in material breach of their respective obligations under the merger agreement and there has been a breach of any representation, warranty, covenant or agreement of Nuance contained in the merger agreement such that the closing conditions regarding Nuance’s representations, warranties and covenants would not be satisfied and such breach has not been cured within ten calendar days after written notice thereof to Nuance, unless the breach, by its nature, cannot be cured.

Payment of Certain VoiceSignal Expenses following Termination (See page 54)

Nuance has agreed to pay up to $1 million of transaction-related expenses incurred by VoiceSignal if the merger agreement is terminated under certain circumstances.

Prohibition from Soliciting Other Offers (See page 48)

VoiceSignal has agreed that it will not solicit or encourage the initiation of any inquiries regarding any acquisition proposals or proposals by third parties. If VoiceSignal receives an inquiry or proposal, VoiceSignal must immediately suspend any discussions with the party making such inquiry or proposal and notify Nuance of such inquiry or proposal.

Voting Agreements (See pages 54 and 55)

As an inducement to Nuance entering into the merger agreement, certain of VoiceSignal’s executive officers, directors and affiliates entered into a voting agreement with Nuance in which each has agreed, among other things, to vote his, her or its shares of VoiceSignal capital stock in favor of the adoption of the merger agreement and approval of the transactions contemplated thereby and against any action that would delay or prevent the merger and against any alternative transaction. These persons have the right, as of May 31, 2007, to vote a total of approximately 74% shares of VoiceSignal capital stock on an as-converted-to-common-stock basis and approximately 78% of the Series C preferred stock and Series D preferred stock, voting together on an as-converted-to-common stock basis. In connection with the voting agreements, these persons have granted an irrevocable proxy appointing members of the Nuance board of directors, and each of them individually, as their sole and exclusive attorneys and proxies to vote their shares in accordance with the terms of the voting agreements.

Share Ownership of Directors and Executive Officers of VoiceSignal (See pages 54 and 55)

As of May 31, 2007, VoiceSignal directors, executive officers and their affiliates were entitled to vote approximately 88% of the outstanding shares of VoiceSignal capital stock voting together as a single class, on an as-converted-to-common-stock basis, and approximately 91% of the VoiceSignal Series C preferred stock and Series D preferred stock voting together as a single class, on an as-converted-to-common-stock basis.

The vote required for the adoption of the merger agreement and approval of the transactions contemplated thereby is, (i) a majority of the outstanding shares of VoiceSignal common stock and VoiceSignal preferred stock, voting together as a single class with each share of VoiceSignal common stock entitled to cast one vote and each share of VoiceSignal preferred stock entitled to cast a number of votes equal to the number of shares of VoiceSignal common stock into which such share of VoiceSignal preferred stock is convertible and (ii) a majority of the outstanding shares of VoiceSignal Series C preferred stock and Series D preferred stock, voting together as a single class on an as-converted-to common stock basis.

Interests of Directors and Officers in the Merger (See pages 33-35)

You should be aware that certain VoiceSignal officers and directors have interests in the merger that may be different from, or in addition to, interests of VoiceSignal stockholders generally. These interests include, among others:

•	Certain directors and officers each individually beneficially own or control over 5% of VoiceSignal capital stock on an as-converted-to-common stock basis.

•	The employment agreements with certain VoiceSignal executive officers entitle them to certain benefits in the event of a Change in Control (as defined in the agreements) of VoiceSignal and severance payments under certain circumstances.

•	The agreement of Nuance to honor the obligations of VoiceSignal pursuant to indemnification agreements between Nuance and its directors and officers and to provide directors’ and officers’ liability insurance coverage for a period of six years following the effective time of the merger.

•	VoiceSignal has entered into a letter agreement with four senior executives pursuant to which these executives will become entitled to receive bonuses totalling $795,000 upon the effective time of the merger.

•	Acceleration of certain VoiceSignal options held by certain officers and the partial acceleration of certain VoiceSignal options held by certain other officers.

The VoiceSignal board of directors was aware of these interests in approving the merger.

Regulatory Approvals (See page 50)

Under the HSR Act, as amended, the merger may not be consummated unless certain filings have been submitted to the Federal Trade Commission, or the FTC, and the Antitrust Division of the Department of Justice, or the Antitrust Division, and certain waiting period requirements have been satisfied. VoiceSignal and Nuance have filed the appropriate notification and report forms with the FTC and with the Antitrust Division.

The FTC and the Antitrust Division frequently evaluate transactions like the proposed merger. At any time before or after the completion of the merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it deems necessary or advisable in the public interest, including seeking to enjoin the completion of the merger or seeking the divestiture of substantial assets of VoiceSignal or Nuance. In addition, certain private parties, as well as states attorneys general and other antitrust authorities, may challenge the transaction under antitrust laws under certain circumstances.

In addition, the merger may be subject to various foreign antitrust laws.

VoiceSignal and Nuance believe that the completion of the merger will not violate any antitrust laws. There can be no assurance that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made that the result will be favorable.

Listing of Nuance Common Stock (See page 38)

The authorization of the shares of Nuance common stock to be issued in the merger for listing on the NASDAQ Global Select Market is a condition to the merger.

Appraisal Rights (See pages 38-41)

Subject to compliance with the procedures set forth in Section 262 of the Delaware General Corporation Law, or DGCL, VoiceSignal stockholders who do not vote in favor of adoption of the merger agreement and approval of the transactions contemplated thereby and otherwise comply with the requirements of the DGCL will be entitled to appraisal rights in connection with the merger, whereby such stockholders may receive the “fair value” of their VoiceSignal shares in cash. Failure to take any of the steps required under Section 262 of the DGCL on a timely basis may result in a loss of those appraisal rights. The provisions of Delaware law that grant appraisal rights and govern such procedures are attached as Annex B.

SUMMARY CONSOLIDATED FINANCIAL DATA OF NUANCE

The following table presents summary historical consolidated financial data of Nuance for the five most recent fiscal years and the first six months of the current fiscal year comparative to the same period in the prior fiscal year. The financial data is derived from Nuance’s consolidated financial statements. Since the information in this table is only a summary and does not provide all of the information contained in Nuance’s financial statements, including related notes, you should read Management’s Discussion and Analysis of Nuance’s Financial Condition and Results of Operations” beginning on page 75 and Nuance’s consolidated financial statements, including related notes beginning on page F-3.

Nuance Communications, Inc.
Selected Summary Historical Financial Data

					Nine
	Six Months Ended				Months
	March 31,		Fiscal Year Ended		Ended	Fiscal Year Ended
			Sep. 30,	Sep. 30,	Sep. 30,	Dec. 31,	Dec. 31,
	2007	2006	2006	2005	2004	2003	2002
	(In thousands, except per share data)

Consolidated Statement of Operations Data:
Total revenue	$265,483	$147,280	$388,510	$232,388	$130,907	$135,399	$106,619
Income (loss) from operations	17,697	(59)	8,370	2,032	(7,993)	(6,462)	6,603
Income (loss) before income taxes	4,392	(1,244)	(7,071)	1,395	(8,045)	(5,787)	6,587
Net income (loss)	$(2,964)	$(6,272)	$(22,887)	$(5,417)	$(9,378)	$(5,518)	$6,333

Net income (loss) per share:
Basic and diluted	$(0.02)	$(0.04)	$(0.14)	$(0.05)	$(0.09)	$(0.07)	$0.09

Weighted average common shares outstanding:
Basic	170,501	159,859	163,873	109,540	103,780	78,398	67,010

Diluted	170,501	159,859	163,873	109,540	103,780	78,398	72,796

	As of
	Mar. 31,	Sep. 30,	Sep. 30,	Sep. 30,	Dec. 31,	Dec. 31,
	2007	2006	2005	2004	2003	2002
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$89,204	$112,334	$71,687	$22,963	$42,584	$18,853
Short term investments	—	—	24,127	7,373	—	—
Working capital	30,714	51,273	12,130	27,940	44,305	16,842
Total assets	1,274,157	1,235,074	757,212	392,653	401,940	143,690
Long-term liabilities	454,298	446,430	79,775	45,360	48,340	725
Total stockholders’ equity	615,314	576,596	514,665	301,745	303,226	119,378

SUMMARY CONSOLIDATED FINANCIAL DATA OF VOICESIGNAL

The following table presents summary historical consolidated financial data of VoiceSignal for the five most recent fiscal years and the three months ended March 31, 2007 and 2006. The financial data are derived from VoiceSignal’s consolidated financial statements, some of which are not included in this joint information statement/prospectus. Because the information in this table is only a summary and does not provide all of the information contained in VoiceSignal’s financial statements, including related notes, you should read VoiceSignal’s “Management’s Discussion and Analysis of VoiceSignal’s Financial Condition and Results of Operations” beginning on page 115 and VoiceSignal’s consolidated financial statements, including related notes, beginning on page F-88.
Voice Signal Technologies, Inc.
Selected Summary Historical Financial Data

	Three Months Ended
	March 31,		Fiscal Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(In thousands, except per share data)

Consolidated Statement of Operations Data:
Total revenue	$6,558	$5,513	$24,601	$11,741	$7,467	$2,442	$2,078
Income (loss) from operations	1,861	1,334	7,205	(3,304)	(2,986)	(5,879)	(4,734)
Income (loss) before income taxes	1,894	1,352	7,195	(3,097)	(2,942)	(5,835)	(5,757)
Net income (loss)	$2,233	$1,385	$7,382	$113	$(2,942)	$(5,836)	$(5,758)

Net income (loss) available to common shareholders	$1,762	$914	$5,499	$(1,770)	$(4,809)	$(7,252)	$(6,574)
Net income (loss) per share:
Basic	$0.10	$0.06	$0.32	$(0.11)	$(0.30)	$(0.45)	$(0.42)

Diluted	$0.02	$0.01	$0.06	$(0.11)	$(0.30)	$(0.45)	$(0.42)

Weighted average common shares outstanding:
Basic	17,287	16,609	16,980	16,507	16,063	15,941	15,681

Diluted	122,347	122,132	121,823	16,507	16,063	15,941	15,681

	As of
	Mar. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,936	$3,983	$297	$1,959	$5,049	$2,923
Short term investments	3,043	3,000	6,117	—	—	—
Working capital	10,693	8,699	3,178	2,266	4,018	2,223
Total assets	21,446	20,123	16,952	8,089	5,862	4,400
Long-term liabilities	2,036	2,400	4,868	1,267	1,039	617
Total stockholders’ deficit	(21,150)	(22,975)	(28,704)	(26,950)	(22,227)	(15,049)

SUPPLEMENTARY FINANCIAL INFORMATION OF VOICESIGNAL

The following table presents historical quarterly consolidated data of VoiceSignal that is derived from unaudited consolidated statements that, in the opinion of management, include all recurring adjustments necessary for a fair statement of such information (in thousands):

	Quarter Ended
	March 31,	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept, 30,	June 30,	March 31,
	2007	2006	2006	2006	2006	2005	2005	2005	2005

Total revenue	$6,558	$7,223	$6,121	$5,744	$5,513	$4,605	$2,830	$2,198	$2,108
Gross margin	6,119	6,792	5,691	5,273	5,020	4,217	2,502	1,883	1,811
Net income (loss)	2,233	2,903	1,749	1,345	1,385	4,121	(374)	(1,982)	(1,652)

SUMMARY UNAUDITED PRO FORMA CONDENSED
COMBINED CONSOLIDATED FINANCIAL DATA

The following table presents summary unaudited pro forma combined financial data which reflects the proposed acquisition of VoiceSignal. The summary unaudited pro forma combined financial data are derived from and should be read in conjunction with the unaudited pro forma combined financial statements and related notes thereto included in this joint information statement/prospectus. See “Unaudited Pro Forma Financial Information” beginning on page F-231.

	Six Months	Fiscal Year
	Ended	Ended
	March 31,	September 30,
	2007	2006
	(In thousands, except per share data)

Pro Forma Combined Statement of Operations Data:
Total revenue	$288,666	$511,224
Income (loss) from operations	14,984	(24,447)
Loss before income taxes	(9,685)	(76,746)
Net loss	$(16,906)	$(93,554)

Net loss per share:
Basic and Diluted	$(0.10)	$(0.55)

Weighted average common shares outstanding:
Basic and Diluted	176,338	169,710

As of
March 31, 2007

Pro Forma Combined Balance Sheet Data:
Cash and cash equivalents	$138,172
Short term investments	3,043
Working capital	102,416
Total assets	1,635,238
Long-term liabilities	718,456
Total stockholders’ equity	706,166

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table reflects (i) the historical income (loss) from continuing operations and book value per share of Nuance common stock in comparison to the pro forma income (loss) from continuing operations and book value per share after giving effect to the proposed merger with VoiceSignal; and (ii) the historical income (loss) from continuing operations and book value per share of VoiceSignal common stock in comparison with the equivalent pro forma income (loss) from continuing operations and book value per share. The comparative historical and pro forma per share data should be read in conjunction with the unaudited pro forma combined financial statements and related notes thereto and the historical consolidated financial statements of Nuance and notes thereto, which can be found beginning on page F-3 of this joint information statement/prospectus, and the historical consolidated financial statements of VoiceSignal, which information can be found beginning on page F-88 of this joint information statement/prospectus. The pro forma combined financial data are not necessarily indicative of the operating results of future operations or the actual results that would have occurred had the merger been completed at the beginning of the period presented.

Nuance and VoiceSignal did not declare or pay cash dividends on their common stock during the fiscal years ended September 30, 2006 and December 31, 2006, respectively, or during the six months and three months ended March 31, 2007, respectively. They do not intend to pay dividends on their common stock in the foreseeable future; however, VoiceSignal will convert any accrued dividends into shares of VoiceSignal capital stock prior to the closing of the merger. See “Comparative Per Share Market Price Data.”

	Six Months	Fiscal Year
	Ended	Ended
	March 31,	September 30,
	2007	2006

Nuance:
Loss from continuing operations per share:
Historical — basic and diluted	$(0.02)	$(0.14)
Pro forma — basic and diluted	$(0.10)	$(0.55)
Book value per share:
Historical(1)	$3.52

Pro forma(2)	$3.91

VoiceSignal:
Income (loss) from continuing operations per share:
Historical — basic for the fiscal year ended December 31, 2006		$0.32

Historical — diluted for the fiscal year ended December 31, 2006		$0.06

Equivalent pro forma for the fiscal year ended September 30, 2006 — basic and diluted(3)		$(0.02)

Book value per share:
Historical(1)	$(1.22)

Equivalent pro forma	$0.15

(1)	The historical book value per share was calculated by dividing stockholders’ equity (deficit) by the number of shares of common stock outstanding at March 31, 2007.

(2)	The pro forma combined book value per share was computed by dividing pro forma stockholders’ equity by the pro forma number of shares of Nuance common stock which would have been outstanding had the merger been completed as of the balance sheet date.

(3)	The equivalent pro forma loss are equal to the pro forma loss per share for the fiscal year ended September 30, 2006, after giving effect to the proposed merger with VoiceSignal, multiplied by 0.0382, the number of shares of Nuance common stock to be issued in exchange for each share of VoiceSignal common stock.

MARKET PRICE DATA

Nuance common stock trades on the NASDAQ Global Select Market under the symbol “NUAN.” The following table sets forth, for each quarter of Nuance’s fiscal year indicated, the high and low closing sales prices per Nuance common share, in each case as reported on the Nasdaq Global Select Market.

	High	Low

2005
First Quarter	$4.51	$3.28
Second Quarter	$4.80	$3.43
Third Quarter	$4.64	$3.42
Fourth Quarter	$5.35	$3.74
2006
First Quarter	$7.89	$4.60
Second Quarter	$12.04	$7.41
Third Quarter	$13.48	$7.37
Fourth Quarter	$10.39	$6.94
2007
First Quarter	$12.02	$7.64
Second Quarter	$16.63	$11.00
Third Quarter, through Market close on May 30, 2007	$17.20	$14.94

Nuance has never declared or paid dividends on its common stock and does not have any current plans to pay any dividends in the future.

VoiceSignal’s capital stock is not listed for trading on any exchange or automated quotation service. As of May 31, 2007, there were 39 holders of record of VoiceSignal capital stock. VoiceSignal has never declared or paid cash dividends on its capital stock and does not plan to pay any cash dividends prior to the merger but will convert any accrued dividends into shares of VoiceSignal capital stock prior to closing.

The table below shows the high and low sales prices per share of Nuance common stock as reported on the NASDAQ Global Select Market on (1) May 14, 2007, the last full trading day preceding public announcement that Nuance and VoiceSignal had entered into the merger agreement, and (2) June   , 2007, the last trading day for which closing prices were available at the time of the printing of this joint information statement/prospectus.

The table also includes the equivalent high and low prices per share of VoiceSignal common stock on those dates. This equivalent high and low price per share reflects the fluctuating value of the Nuance common stock that VoiceSignal stockholders would receive in exchange for each share of VoiceSignal capital stock if the merger was completed on either of these dates applying the exchange ratio of 0.0382 shares of Nuance common stock and $1.3875 of cash, without interest, for each share of VoiceSignal capital stock exchanged in the merger.

Equivalent
Price per
	Nuance Common Stock				Share
	High		Low		High		Low

May 14, 2007		$15.49		$15.23		$1.98		$1.97
June , 2007	$		$		$		$

The foregoing table shows only historical comparisons. These comparisons may not provide meaningful information to you in determining whether to adopt the merger agreement and approve the transactions contemplated thereby. Because the maximum number of shares of Nuance common stock to be issued in the merger is fixed, changes in the market price of Nuance common stock will affect the dollar value of Nuance common stock to be received by VoiceSignal stockholders pursuant to the merger. VoiceSignal stockholders are urged to obtain current market quotations for Nuance common stock and to review carefully the other information contained in this joint information statement/prospectus or incorporated by reference into this joint information statement/prospectus in considering whether to adopt the merger agreement and approve the transactions contemplated thereby. See the section entitled “Where You Can Find More Information” on page 140.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint information statement/prospectus and the documents incorporated by reference into this joint information statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions, that, if they never materialize or prove incorrect, could cause the results of Nuance and its consolidated subsidiaries, on the one hand, or VoiceSignal and its consolidated subsidiaries, on the other, to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “should,” “would,” “strategy,” “plan” and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals relating to, and the closing of, the merger; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the difficulty of maintaining expense growth while increasing revenues; the challenges of integration and restructuring associated with the merger and the challenges of achieving the anticipated synergies; the possibility that the merger may not close or that Nuance or VoiceSignal may be required to modify some aspect of the acquisition in order to obtain regulatory approval; the challenge of maintaining revenues on a combined company basis following the merger; and other risks and uncertainties described in the section entitled “Risk Factors” beginning on page 15 of this joint information statement/prospectus.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, results of Nuance and VoiceSignal could differ materially from the expectations in these statements. The forward-looking statements included in this joint information statement/prospectus are made only as of the date of this joint information statement/prospectus, and neither Nuance nor VoiceSignal is under any obligation to update their respective forward-looking statements and neither party intends to do so.

RISK FACTORS

You should carefully consider the risks described below before making your decision to vote for adoption of the merger agreement and approval of the transactions contemplated thereby. The risks and uncertainties described below are not the only ones facing Nuance and VoiceSignal. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor may also harm our respective business operations. If any of the events, contingencies, circumstances or conditions described in the following risks actually occurs, our respective businesses, financial condition or our results of operations could be seriously harmed. If that happens, the trading price of Nuance common stock could decline and you may lose part or all of the value of any Nuance shares held by you.

Risks Related to the Merger

By voting to adopt the merger agreement and approve the transactions contemplated thereby, VoiceSignal stockholders will be choosing to invest in Nuance common stock. Nuance and VoiceSignal will operate as a combined company in a market environment that cannot be predicted and that involves significant risks, many of which will be beyond the control of the combined company. In addition to the other information contained in this joint information statement/prospectus, you should carefully consider the risks described below before deciding how to vote your shares. Additional risks and uncertainties not presently known to Nuance and VoiceSignal or that are not currently believed to be important to you also may adversely affect the merger and Nuance and VoiceSignal as a combined company.

You should pay particular attention to the following risks relating to the merger.

The Nuance common stock to be received by VoiceSignal stockholders in the merger may fluctuate in value.

The market value of Nuance common stock is likely to change, both before and after the merger, and no one can accurately predict what the market value will be at any given time. Market prices of Nuance common stock may vary for many reasons, including changes in the business, operations or prospects of Nuance, market assessments of the likelihood that the merger will be completed, the timing of regulatory considerations and general market and economic conditions. Because the market price of Nuance common stock may fluctuate, the value of the Nuance common stock to be received by VoiceSignal stockholders will depend upon the market price of the shares at the time they are actually received following the closing of the merger. We urge you to obtain current market quotations for Nuance common stock.

Certain transaction-related expenses of VoiceSignal will reduce the total consideration to be received by VoiceSignal stockholders in the merger.

The total consideration to be received by VoiceSignal stockholders in the merger will be reduced by transaction-related expenses of VoiceSignal. For a description of how these expenses are calculated and how they affect the total consideration to be received by VoiceSignal stockholders in the merger, see the section entitled “The Merger Agreement” beginning on page 41 of this joint information statement/prospectus and in detail in the merger agreement.

As a result of the escrow provisions and indemnification obligations contained in the merger agreement, the VoiceSignal stockholders may not receive the full consideration in the Merger.

Pursuant to the merger agreement, $30 million of the cash consideration will be deposited on behalf of VoiceSignal stockholders in escrow for a period of twelve months. The escrowed amount will be held by the escrow agent so that it is available to indemnify Nuance and other persons against losses arising out of: (i) any breach or inaccuracy of a representation or warranty of VoiceSignal contained in the merger agreement or in any certificate or other instruments delivered pursuant to the merger agreement, (ii) any failure by VoiceSignal to perform or comply with any covenant applicable to it contained in the merger agreement, (iii) any third party expenses in connection with the merger in excess of those upon which the parties agreed and (iv) any payments to dissenting stockholders. Any escrowed amount that, twelve months following the completion of the merger has not been used to indemnify Nuance or other persons entitled to indemnification and that is not the subject of an unresolved claim for indemnification by Nuance or any such other persons entitled to indemnification will be distributed to the VoiceSignal stockholders. There can be no assurance that VoiceSignal stockholders will receive any of the consideration that is deposited in the escrow account.

If the conditions to the merger are not satisfied or waived, the merger will not occur.

A number of conditions must be either satisfied or waived before the merger can be completed. Most of these conditions relate to actions that must be taken by VoiceSignal and certain of its employees and stockholders. A number of these conditions, including obtaining government approvals, are not within the control of VoiceSignal. A smaller number of conditions relate to actions that must be taken by Nuance. Neither Nuance nor VoiceSignal can assure you that each of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the merger will not occur. These conditions are described under the section entitled “Conditions to Completion of the Merger” in the “Agreements Related to the Merger” section of this joint information statement/prospectus beginning on page 50 and in detail in the merger agreement.

If the merger is not completed, VoiceSignal will be subject to a number of risks.

If the merger is not completed, VoiceSignal will be subject to a number of risks, including: (i) the possible loss of key employees, management personnel and customers; (ii) the accrual of legal, accounting and other fees and costs incurred in connection with the merger in excess of the $1 million that Nuance has agreed to pay if the merger agreement is terminated under certain circumstances; and (iii) the risk of disruption of VoiceSignal’s business. In addition, if the merger is not completed, VoiceSignal’s business reputation and goodwill could be harmed.

Although Nuance and VoiceSignal expect that the merger will result in benefits to the combined company, the combined company may not realize those benefits because of integration and other challenges.

The failure of the combined company to meet the challenges involved in integrating the operations of Nuance and VoiceSignal successfully or otherwise to realize any of the anticipated benefits of the merger, could seriously harm the results of operations of the combined company. Realizing the benefits of the merger will depend in part on the integration of technology, operations, and personnel. The integration of the companies is a complex, time-consuming and expensive process that, without proper planning and implementation, could significantly disrupt the businesses of Nuance and VoiceSignal. The challenges involved in this integration include the following:

•	consolidating and rationalizing corporate IT and administrative infrastructures;

•	coordinating sales and marketing efforts to effectively communicate the capabilities of the combined company;

•	coordinating and rationalizing research and development activities to enhance introduction of new products and technologies with reduced cost; and

•	preserving important relationships of both Nuance and VoiceSignal and resolving potential conflicts that may arise.

The combined company may not successfully integrate the operations of Nuance and VoiceSignal in a timely manner, or at all. The combined company may not realize the anticipated benefits or synergies of the merger to the extent, or in the timeframe, anticipated. These anticipated benefits and synergies are based on projections and assumptions, not actual experience, and assume a successful integration.

Some directors and officers of VoiceSignal have interests that could have affected their decision to support or approve the merger.

The interests of some VoiceSignal directors and executive officers in the merger and their participation in arrangements are different from, or are in addition to, those of VoiceSignal stockholders generally and could have affected their decision to support or approve the merger. As a result, these directors and officers may be more likely to recommend the proposals relating to the merger than if they did not have these interests. Please see the section entitled “Interests of VoiceSignal Directors and Officers in the Merger” under “The Merger” section of this joint information statement/prospectus beginning on page 33.

Nuance and VoiceSignal expect to incur significant costs associated with the merger.

Each of Nuance and VoiceSignal will incur significant transaction costs in connection with the merger. Nuance and VoiceSignal have agreed that all third party expenses incurred by VoiceSignal, including any bonuses paid to VoiceSignal employees in connection with the merger in excess of $397,500, will either be deducted from the merger consideration or the escrow amount described above. Nuance and VoiceSignal believe the combined entity may incur charges to operations, which currently are not reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of Nuance common stock following the merger.

In accordance with United States generally accepted accounting principles, the combined company will account for the merger using the purchase method of accounting, which will result in charges to Nuance’s earnings that could harm the market value of Nuance common stock following completion of the merger. Under the purchase method of accounting, the combined company will allocate the total estimated purchase price to VoiceSignal’s net tangible assets, amortizable intangible assets, intangible assets with indefinite lives and in-process research and development based on their fair values as of the date of completion of the merger, and record the excess of the purchase price over those fair values as goodwill. The combined company will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the merger. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, the combined company may be required to incur material charges relating to the impairment of those assets. These depreciation, amortization, in-process research and development and potential impairment charges could have a material impact on the combined company’s results of operations.

To be successful, the combined company must retain and motivate key employees. Any failure to do so could seriously harm the combined company.

To be successful, the combined company must retain and motivate key employees. The market for highly skilled employees is limited, and the loss of any of these key employees could have a significant impact on the combined company’s operations. Employee retention may be a particularly challenging issue in connection with the merger. Accordingly, Nuance has developed and adopted retention programs designed to assure the continued dedication of these key employees and to provide them with financial incentives to remain with the combined company following the merger. A number of factors, however, may counteract the benefits of these retention programs. In particular, employees of VoiceSignal may experience uncertainty about their future role with the combined company until or after strategies with regard to the combined company are announced or executed. The combined company also must continue to motivate these employees and keep them focused on the strategies and goals of the combined company, which may be particularly difficult due to the potential distractions of the merger.

Whether or not the merger is completed, the announcement and pendency of the proposed merger may cause disruptions in the business of VoiceSignal or disruptions in the business of Nuance, which could have material adverse effects on each company’s or the combined company’s business and operations.

Whether or not the merger is completed, Nuance’s and VoiceSignal’s customers, in response to the announcement and pendency of the merger, may delay or defer purchase decisions, which could have a material adverse effect on the business of each company or the combined company. The extent of this adverse effect could depend on the length of time prior to completion of the merger or termination of the merger agreement.

Failure to complete the merger could negatively impact Nuance’s stock price, and the future business and operation of both Nuance and VoiceSignal.

If the merger is not completed for any reason, both VoiceSignal and Nuance may be subject to a number of material risks, including the following:

•	Neither VoiceSignal nor Nuance would realize any anticipated benefits from being a part of a combined company;

•	VoiceSignal may experience difficulties in attracting strategic customers and partners who were expecting to use the products proposed to be offered by the combined company;

•	VoiceSignal must pay all or a portion of certain costs relating to the merger, such as legal, accounting, financial advisor and printing fees, even if the merger is not completed, which costs will be substantial; however, in the event that the merger agreement is terminated under certain circumstances more specifically set forth in the merger agreement, Nuance has agreed to pay up to $1 million of VoiceSignal’s transaction-related expenses; and

•	VoiceSignal may not be able to find another buyer willing to pay a price in an alternative transaction that is equivalent to, or higher than, the price that would be paid pursuant to the merger.

Regulatory agencies, private parties, state attorneys general and other antitrust authorities may raise challenges to the merger on antitrust grounds.

Under the HSR Act, the merger may not be consummated unless certain filings have been submitted to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. In addition, the merger may be subject to various foreign antitrust laws. Nuance and VoiceSignal filed the appropriate notification and report forms with the FTC and with the Antitrust Division and are awaiting the expiration, or notice of the early termination, of the waiting period.

The FTC and the Antitrust Division frequently evaluate transactions like the merger. At any time before or after the completion of the merger, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking the divestiture of substantial assets of Nuance or VoiceSignal. In addition, certain private parties, as well as states attorneys general and other antitrust authorities, may challenge the transaction under antitrust laws under certain circumstances.

There can be no assurance that the waiting period under the HSR Act will be permitted to expire or be terminated at all or without materially adverse restrictions or conditions that would have an adverse effect on the combined company. The combined company may be required to agree to various operating restrictions, before or after receipt of stockholder approval, in order to obtain the necessary authorizations and approvals of the merger or to assure that governmental authorities do not seek to block the merger.

Risks Related to Nuance

Risks Related to Nuance’s Business

Nuance’s operating results may fluctuate significantly from period to period, and this may cause its stock price to decline.

Nuance’s revenue and operating results have fluctuated in the past and are expected to continue to fluctuate in the future. Given this fluctuation, Nuance believes that quarter to quarter comparisons of revenue and operating results are not necessarily meaningful or an accurate indicator of Nuance’s future performance. As a result, Nuance’s results of operations may not meet the expectations of securities analysts or investors in the future. If this occurs, the price of Nuance’s stock would likely decline. Factors that contribute to fluctuations in operating results include the following:

•	slowing sales by Nuance’s distribution and fulfillment partners to their customers, which may place pressure on these partners to reduce purchases of Nuance’s products;

•	volume, timing and fulfillment of customer orders;

•	Nuance’s efforts to generate additional revenue from its portfolio of intellectual property;

•	concentration of operations with one manufacturing partner and ability to control expenses related to the manufacture, packaging and shipping of Nuance’s boxed software products;

•	customers delaying their purchasing decisions in anticipation of new versions of Nuance’s products;

•	customers delaying, canceling or limiting their purchases as a result of the threat or results of terrorism;

•	introduction of new products by Nuance or its competitors;

•	seasonality in purchasing patterns of Nuance’s customers;

•	reduction in the prices of Nuance’s products in response to competition or market conditions;

•	returns and allowance charges in excess of accrued amounts;

•	timing of significant marketing and sales promotions;

•	impairment charges against goodwill and other intangible assets;

•	write-offs of excess or obsolete inventory and accounts receivable that are not collectible;

•	increased expenditures incurred pursuing new product or market opportunities;

•	general economic trends as they affect retail and corporate sales; and

•	higher than anticipated costs related to fixed-price contracts with Nuance’s customers.

Due to the foregoing factors, among others, Nuance’s revenue and operating results are difficult to forecast. Nuance’s expense levels are based in significant part on Nuance’s expectations of future revenue and Nuance may not be able to reduce its expenses quickly to respond to a shortfall in projected revenue. Therefore, Nuance’s failure to meet revenue expectations would seriously harm its operating results, financial condition and cash flows.

Nuance has grown, and may continue to grow, through acquisitions, which could dilute its existing stockholders and could involve substantial integration risks.

As part of Nuance’s business strategy, Nuance has in the past acquired, and expects to continue to acquire, other businesses and technologies. In connection with past acquisitions, Nuance issued a substantial number of shares of common stock as transaction consideration and also incurred significant debt to finance the cash consideration used for Nuance’s acquisitions of Dictaphone Corporation, BlueStar Resources Limited (the parent company of Focus Enterprises Limited and Focus Infosys India Private Limited) and BeVocal, Inc. Nuance may continue to issue equity securities for future acquisitions, which would dilute existing stockholders, perhaps significantly depending on the terms of the acquisition. Nuance may also incur additional debt in connection with future acquisitions, which, if available at all, may place additional restrictions on Nuance’s ability to operate its business. Furthermore, Nuance’s prior acquisitions required substantial integration and management efforts. Acquisitions of this nature involve a number of risks, including:

•	difficulty in transitioning and integrating the operations and personnel of the acquired businesses, including different and complex accounting and financial reporting systems;

•	potential disruption of Nuance’s ongoing business and distraction of management;

•	potential difficulty in successfully implementing, upgrading and deploying in a timely and effective manner new operational information systems and upgrades of Nuance’s finance, accounting and product distribution systems;

•	difficulty in incorporating acquired technology and rights into Nuance’s products and technology;

•	unanticipated expenses and delays in completing acquired development projects and technology integration;

•	management of geographically remote units both in the United States and internationally;

•	impairment of relationships with partners and customers;

•	customers delaying purchases of Nuance’s products pending resolution of product integration between Nuance’s existing and its newly acquired products;

•	entering markets or types of businesses in which Nuance has limited experience; and

•	potential loss of key employees of the acquired company.

As a result of these and other risks, Nuance may not realize anticipated benefits from its acquisitions. Any failure to achieve these benefits or failure to successfully integrate acquired businesses and technologies could seriously harm Nuance’s business.

Purchase accounting treatment of Nuance’s acquisitions could decrease Nuance’s net income or expected revenue in the foreseeable future, which could have a material and adverse effect on the market value of Nuance common stock.

Under accounting principles generally accepted in the United States of America, Nuance has accounted for its acquisitions using the purchase method of accounting. Under purchase accounting, Nuance records the market value of Nuance common stock or other form of consideration issued in connection with the acquisition and the amount of direct transaction costs as the cost of acquiring the company or business. Nuance has allocated that cost to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as acquired technology, acquired trade names and acquired customer relationships based on their respective fair values. Intangible assets generally will be amortized over a five to ten year period. Goodwill and certain intangible assets with indefinite lives, are not subject to amortization but are subject to at least an annual impairment analysis, which may result in an impairment charge if the carrying value exceeds its implied fair value. As of March 31, 2007, Nuance had identified intangible assets amounting to approximately $230.5 million and goodwill of approximately $750.8 million. In addition, purchase accounting limits Nuance’s ability to recognize certain revenue that otherwise would have been recognized by the acquired company as an independent business. Accordingly, due to the purchase method of accounting, the combined company may recognize less revenue than Nuance and the acquired company would have recognized as independent companies.

Nuance’s significant debt could adversely affect its financial health and prevent Nuance from fulfilling its obligations under its credit facility.

Nuance has a significant amount of debt. On April 5, 2007, Nuance entered into an amended and restated credit facility which consists of a $442.0 million term loan due March 2013 and a $75.0 million revolving credit line due March 2012. As of April 30, 2007, $441.5 million remained outstanding under the term loan. As of April 30, 2007 there were $17.4 million of letters of credit issued under the revolving credit line and there were no outstanding borrowings under the revolving credit line. Nuance also anticipates incurring additional debt under the amended and restated credit facility to fund the cash portion of the acquisition of VoiceSignal. Nuance’s debt level could have important consequences, for example it could:

•	require Nuance to use of a large portion of its cash flow to pay principal and interest on the credit facility, which will reduce the availability of Nuance’s cash flow to fund working capital, capital expenditures, research and development expenditures and other business activities;

•	restrict Nuance from making strategic acquisitions or exploiting business opportunities;

•	place Nuance at a competitive disadvantage compared to its competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in Nuance’s debt, Nuance’s ability to borrow additional funds, dispose of assets or pay cash dividends.

In addition, a substantial portion of Nuance’s debt bears interest at variable rates. If market interest rates increase, Nuance’s debt service requirements will increase, which would adversely affect its cash flows. While Nuance has entered into an interest rate swap agreement limiting Nuance’s exposure for a portion of its debt, such agreement does not offer complete protection from this risk.

Nuance has a history of operating losses, and may incur losses in the future, which may require Nuance to raise additional capital on unfavorable terms.

Nuance reported net losses of approximately $3.0 million for the six months ended March 31, 2007 and $22.9 million, $5.4 million and $9.4 million for fiscal years 2006, 2005 and 2004, respectively. Nuance had an accumulated deficit of approximately $193.1 million at March 31, 2007. If Nuance is unable to achieve and maintain profitability, the market price for Nuance’s stock may decline, perhaps substantially. Nuance cannot assure you that its revenue will grow or that Nuance will achieve or maintain profitability in the future. If Nuance does not achieve profitability, Nuance may be required to raise additional capital to maintain or grow its operations. The terms of any transaction to raise additional capital, if available at all, may be highly dilutive to existing investors or contain other unfavorable terms, such as a high interest rate and restrictive covenants.

Nuance depends on limited or sole source suppliers for critical components. The inability to obtain sufficient components as required, and under favorable purchase terms, could harm Nuance’s business.

Nuance is dependent on certain suppliers, including limited and sole source suppliers, to provide key components used in its products. Nuance has experienced, and may continue to experience, delays in component deliveries, which in turn could cause delays in product shipments and require the redesign of certain products. In addition, if Nuance is unable to procure necessary components under favorable purchase terms, including at favorable prices and with the order lead-times needed for the efficient and profitable operation of Nuance’s business, its results of operations could suffer.

Speech technologies may not achieve widespread acceptance by businesses, which could limit Nuance’s ability to grow its speech business.

Nuance has invested and expects to continue to invest heavily in the acquisition, development and marketing of speech technologies. The market for speech technologies is relatively new and rapidly evolving. Nuance’s ability to increase revenue in the future depends in large measure on acceptance of speech technologies in general and Nuance’s products in particular. The continued development of the market for Nuance’s current and future speech solutions will also depend on the following factors:

•	consumer demand for speech-enabled applications;

•	development by third-party vendors of applications using speech technologies; and

•	continuous improvement in speech technology.

Sales of Nuance’s speech products would be harmed if the market for speech technologies does not continue to develop or develops more slowly than Nuance expects, and, consequently, Nuance’s business could be harmed and Nuance may not recover the costs associated with its investment in its speech technologies.

The markets in which Nuance operates are highly competitive and rapidly changing and Nuance may be unable to compete successfully.

There are a number of companies that develop or may develop products that compete in Nuance’s targeted markets. The individual markets in which Nuance competes are highly competitive, and are rapidly changing. Within imaging, Nuance competes directly with ABBYY, Adobe, I.R.I.S. and NewSoft. Within speech, Nuance competes with AT&T, Fonix, IBM, Microsoft and Philips. Within healthcare dictation and transcription, Nuance competes with Philips Medical, Spheris and other smaller providers. In speech, some of Nuance’s partners such as Avaya, Cisco, Edify, Genesys and Nortel develop and market products that can be considered substitutes for Nuance’s solutions. In addition, a number of smaller companies in both speech and imaging produce technologies or products that are in some markets competitive with Nuance’s solutions. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their technologies to address the needs of Nuance’s prospective customers.

The competition in these markets could adversely affect Nuance’s operating results by reducing the volume of the products Nuance licenses or the prices Nuance can charge. Some of Nuance’s current or potential competitors, such as Adobe, IBM and Microsoft, have significantly greater financial, technical and marketing resources than Nuance does. These competitors may be able to respond more rapidly than Nuance can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than Nuance does.

Some of Nuance’s customers, such as IBM and Microsoft, have developed or acquired products or technologies that compete with Nuance’s products and technologies. These customers may give higher priority to the sale of these competitive products or technologies. To the extent they do so, market acceptance and penetration of Nuance’s products, and therefore Nuance’s revenue, may be adversely affected.

Nuance’s success will depend substantially upon Nuance’s ability to enhance its products and technologies and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and incorporate technological advancements. If Nuance is unable to develop new products and enhance functionalities or technologies to adapt to these changes, or if Nuance is unable to realize synergies among its acquired products and technologies, its business will suffer.

The failure to successfully maintain the adequacy of Nuance’s system of internal control over financial reporting could have a material adverse impact on its ability to report its financial results in an accurate and timely manner.

Nuance’s management’s assessment of the effectiveness of its internal control over financial reporting, as of September 30, 2005, identified a material weakness in Nuance’s internal controls related to tax accounting, primarily as a result of a lack of necessary corporate accounting resources and ineffective execution of certain controls designed to prevent or detect actual or potential misstatements in the tax accounts. While Nuance has taken remediation measures to correct this material weakness, which measures are more fully described in Item 9A of its Annual Report on Form 10-K/A, Nuance cannot assure you that it will not have material weaknesses in its internal controls in the future. Any failure in the effectiveness of Nuance’s system of internal control over financial reporting could have a material adverse impact on its ability to report its financial results in an accurate and timely manner.

A significant portion of Nuance’s revenue and a significant portion of Nuance’s research and development are based outside the United States. Nuance’s results could be harmed by economic, political, regulatory and other risks associated with these international regions.

Because Nuance licenses its products worldwide, its business is subject to risks associated with doing business internationally. Nuance anticipates that revenue from international operations will continue to increase in the remainder of fiscal 2007. Reported international revenue, classified by the major geographic areas in which its customers are located, represented approximately $63.1 million for the six months ended March 31, 2007 and approximately $100.2 million, $71.5 million and $39.4 million, for fiscal 2006, 2005 and 2004 respectively. Most of Nuance’s international revenue is generated by sales in Europe and Asia. In addition, some of Nuance’s products are developed and manufactured outside the United States. A significant portion of the development and manufacturing of Nuance’s speech products are completed in Belgium, and a significant portion of its imaging research and development is conducted in Hungary. In connection with prior acquisitions Nuance has added research and development resources in Aachen, Germany, Montreal, Canada and Tel Aviv, Israel. Accordingly, its future results could be harmed by a variety of factors associated with international sales and operations, including:

•	changes in a specific country’s or region’s economic conditions;

•	geopolitical turmoil, including terrorism and war;

•	trade protection measures and import or export licensing requirements imposed by the United States or by other countries;

•	compliance with foreign and domestic laws and regulations;

•	negative consequences from changes in applicable tax laws;

•	difficulties in staffing and managing operations in multiple locations in many countries;

•	difficulties in collecting trade accounts receivable in other countries; and

•	less effective protection of intellectual property.

Nuance is exposed to fluctuations in foreign currency exchange rates.

Because Nuance has international subsidiaries and distributors that operate and sell its products outside the United States, Nuance is exposed to the risk of changes in foreign currency exchange rates or declining economic conditions in these countries. In certain circumstances, Nuance has entered into forward exchange contracts to hedge against foreign currency fluctuations on intercompany balances with its foreign subsidiaries. Nuance uses these contracts to reduce its risk associated with exchange rate movements, as the gains or losses on these contracts are intended to offset any exchange rate losses or gains on the hedged transaction. Nuance does not engage in foreign currency speculation. Hedges are designated and documented at the inception of the hedge and are evaluated for effectiveness monthly. Forward exchange contracts hedging firm commitments qualify for hedge accounting when they are designated as a hedge of the foreign currency exposure and they are effective in minimizing such exposure. With Nuance’s increased international presence in a number of geographic locations and with international revenue projected to increase in the remainder of fiscal 2007, Nuance is exposed to changes in foreign currencies including the Euro, British Pound, Canadian Dollar, Japanese Yen, Israeli New Shekel, Indian Rupee and the Hungarian Forint. Changes in the value of the Euro or other foreign currencies relative to the value of the U.S. dollar could adversely affect future revenue and operating results.

Impairment of Nuance’s intangible assets could result in significant charges that would adversely impact its future operating results.

Nuance has significant intangible assets, including goodwill and intangibles with indefinite lives, which are susceptible to valuation adjustments as a result of changes in various factors or conditions. The most significant intangible assets are patents and core technology, completed technology, customer relationships and trademarks. Customer relationships are amortized on an accelerated basis based upon the pattern in which the economic benefit of customer relationships are being utilized. Other identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. Nuance assesses the potential impairment of identifiable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment of such assets, include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of or use of the acquired assets or the strategy for Nuance’s overall business;

•	significant negative industry or economic trends;

•	significant decline in Nuance’s stock price for a sustained period; and

•	a decline in Nuance’s market capitalization below net book value.

Future adverse changes in these or other unforeseeable factors could result in an impairment charge that would impact Nuance’s results of operations and financial position in the reporting period identified. As of March 31, 2007, Nuance had identified intangible assets amounting to approximately $230.5 million and goodwill of approximately $750.8 million.

If Nuance is unable to attract and retain key personnel, its business could be harmed.

If any of Nuance’s key employees were to leave, Nuance could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. Nuance’s employment relationships are generally at-will and Nuance has had key employees leave in the past. Nuance cannot assure you that one or more key employees will not leave in the future. Nuance intends to continue to hire additional highly qualified personnel, including software engineers and operational personnel, but may not be able to attract, assimilate or retain qualified personnel in the future. Any failure to attract, integrate, motivate and retain these employees could harm Nuance’s business.

Nuance’s medical transcription services may be subject to legal claims for failure to comply with laws governing the confidentiality of medical records.

Healthcare professionals who use Nuance’s medical transcription services deliver to Nuance health information about their patients including information that constitutes a record under applicable law that Nuance may store on its computer systems. Numerous federal and state laws and regulations, the common law and contractual obligations govern collection, dissemination, use and confidentiality of patient-identifiable health information, including:

•	state and federal privacy and confidentiality laws;

•	Nuance’s contracts with customers and partners;

•	state laws regulating healthcare professionals;

•	Medicaid laws; and

•	the Health Insurance Portability and Accountability Act of 1996 and related rules proposed by the Health Care Financing Administration.

The Health Insurance Portability and Accountability Act of 1996 establishes elements including, but not limited to, federal privacy and security standards for the use and protection of protected health information.

Any failure by Nuance or by its personnel or partners to comply with applicable requirements may result in a material liability to Nuance.

Although Nuance has systems and policies in place for safeguarding protected health information from unauthorized disclosure, these systems and policies may not preclude claims against Nuance for alleged violations of applicable requirements. There can be no assurance that Nuance will not be subject to liability claims that could have a material adverse affect on Nuance’s business, results of operations and financial condition.

Risks Related to Nuance’s Intellectual Property and Technology

Unauthorized use of Nuance’s proprietary technology and intellectual property could adversely affect Nuance’s business and results of operations.

Nuance’s success and competitive position depend in large part on Nuance’s ability to obtain and maintain intellectual property rights protecting its products and services. Nuance relies on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect its intellectual property and proprietary rights. Unauthorized parties may attempt to copy aspects of Nuance’s products or to obtain, license, sell or otherwise use information that Nuance regards as proprietary. Policing unauthorized use of Nuance’s products is difficult and Nuance may not be able to protect its technology from unauthorized use. Additionally, Nuance’s competitors may independently develop technologies that are substantially the same or superior to Nuance’s technologies and that do not infringe Nuance’s rights. In these cases, Nuance would be unable to prevent its competitors from selling or licensing these similar or superior technologies. In addition, the laws of some foreign countries do not protect Nuance’s proprietary rights to the same extent as the laws of the United States. Although the source code for Nuance’s proprietary software is protected both as a trade secret and as a copyrighted work, litigation may be necessary to enforce Nuance’s intellectual property rights, to protect Nuance’s trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation, regardless of the outcome, can be very expensive and can divert management efforts.

Third parties have claimed and may claim in the future that Nuance is infringing their intellectual property, and Nuance could be exposed to significant litigation or licensing expenses or be prevented from selling its products if such claims are successful.

From time to time, Nuance is subject to claims that Nuance or its customers may be infringing or contributing to the infringement of the intellectual property rights of others. Nuance may be unaware of intellectual property rights of others that may cover some of its technologies and products. If it appears necessary or desirable, Nuance may seek licenses for these intellectual property rights. However, Nuance may not be able to obtain licenses from some or all claimants, the terms of any offered licenses may not be acceptable to Nuance, and Nuance may not be able to resolve disputes without litigation. Any litigation regarding intellectual property could be costly and time-consuming and could divert the attention of Nuance’s management and key personnel from its business operations. In the event of a claim of intellectual property infringement, Nuance may be required to enter into costly royalty or license agreements. Third parties claiming intellectual property infringement may be able to obtain injunctive or other equitable relief that could effectively block Nuance’s ability to develop and sell its products.

On April 10, 2007, Disc Link Corporation filed a patent infringement action against Nuance in the United States District Court for the Eastern District of Texas. Damages are sought in an unspecified amount. In this lawsuit, Disc Link Corporation alleges that Nuance infringes U.S. Patent No. 6,314,574, titled “Information Distribution System.” Nuance is in the early stages of evaluating these claims and intends to defend the action vigorously.

On May 31, 2006, GTX Corporation filed an action against Nuance in the United States District Court for the Eastern District of Texas claiming patent infringement. Damages were sought in an unspecified amount. In the lawsuit, GTX Corporation alleged that Nuance is infringing United States Patent No. 7,016,536 entitled “Method and Apparatus for Automatic Cleaning and Enhancing of Scanned Documents.” Nuance believes these claims have no merit and intends to defend the action vigorously.

On November 27, 2002, AllVoice Computing plc filed an action against Nuance in the United States District Court for the Southern District of Texas claiming patent infringement. In the lawsuit, AllVoice Computing plc alleges that Nuance is infringing United States Patent No. 5,799,273 entitled “Automated Proofreading Using Interface Linking Recognized Words to their Audio Data While Text is Being Changed.” Such patent generally discloses techniques for manipulating audio data associated with text generated by a speech recognition engine. Although Nuance has several products in the speech recognition technology field, Nuance believes that its products do not infringe AllVoice Computing plc’s patent because, in addition to other defenses, Nuance does not use the claimed techniques. Damages are sought in an unspecified amount. Nuance filed an Answer on December 23, 2002. The United States District Court for the Southern District of Texas entered summary judgment against AllVoice Computing plc and dismissed all claims against Nuance on February 21, 2006. AllVoice Computing plc filed a notice of appeal from this judgment on April 26, 2006. Nuance believes these claims have no merit and intends to defend the action vigorously.

Nuance believes that the final outcome of the current litigation matters described above will not have a significant adverse effect on Nuance’s financial position and results of operations. However, even if Nuance’s defense is successful, the litigation could require significant management time and could be costly. Should Nuance not prevail in these litigation matters, Nuance may be unable to sell and/or license certain of its technologies Nuance considers to be proprietary, and its operating results, financial position and cash flows could be adversely impacted.

Nuance’s software products may have bugs, which could result in delayed or lost revenue, expensive correction, liability to Nuance’s customers and claims against Nuance.

Complex software products such as Nuance’s may contain errors, defects or bugs. Defects in the solutions or products that Nuance develops and sells to its customers could require expensive corrections and result in delayed or lost revenue, adverse customer reaction and negative publicity about Nuance or its products and services. Customers who are not satisfied with any of Nuance’s products may also bring claims against Nuance for damages, which, even if unsuccessful, would likely be time-consuming to defend, and could result in costly litigation and payment of damages. Such claims could harm Nuance’s reputation, financial results and competitive position.

Risks Related to Nuance’s Corporate Structure, Organization and Common Stock

The holdings of Nuance’s two largest stockholders may enable them to influence matters requiring stockholder approval.

On March 19, 2004, Warburg Pincus, a global private equity firm agreed to purchase all outstanding shares of Nuance stock held by Xerox Corporation for approximately $80 million. Additionally, on May 9, 2005 and September 15, 2005 Nuance sold shares of common stock, and warrants to purchase common stock to Warburg Pincus for aggregate gross proceeds of approximately $75.1 million. As of March 31, 2007, Warburg Pincus beneficially owned approximately 23% of Nuance’s outstanding common stock, including warrants exercisable for up to 7,066,538 shares of Nuance common stock and 3,562,238 shares of Nuance’s outstanding Series B Preferred Stock, each of which is convertible into one share of Nuance common stock. Fidelity is Nuance’s second largest stockholder, owning approximately 9.5% of Nuance common stock. Because of their large holdings of Nuance’s capital stock relative to other stockholders, each of these two stockholders acting individually, or together, have a strong influence over matters requiring approval by Nuance’s stockholders.

The market price of Nuance common stock has been and may continue to be subject to wide fluctuations.

Nuance’s stock price historically has been, and may continue to be, volatile. Various factors contribute to the volatility of the stock price, including, for example, quarterly variations in Nuance’s financial results, new product introductions by Nuance or its competitors and general economic and market conditions. While

Nuance cannot predict the individual effect that these factors may have on the market price of Nuance common stock, these factors, either individually or in the aggregate, could result in significant volatility in Nuance’s stock price during any given period of time. Moreover, companies that have experienced volatility in the market price of their stock often are subject to securities class action litigation. If Nuance were the subject of such litigation, it could result in substantial costs and divert management’s attention and resources.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new regulations promulgated by the Securities and Exchange Commission and the rules of the NASDAQ Global Select Market, are resulting in increased general and administrative expenses for companies such as Nuance. These new or changed laws, regulations and standards are subject to varying interpretations in many cases, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in higher costs necessitated by ongoing revisions to disclosure and governance practices. Nuance is committed to maintaining high standards of corporate governance and public disclosure. As a result, Nuance intends to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If Nuance’s efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, Nuance’s business may be harmed.

Nuance has implemented anti-takeover provisions, which could discourage or prevent a takeover, even if an acquisition would be beneficial to Nuance’s stockholders.

Provisions of Nuance’s certificate of incorporation, bylaws and Delaware law, as well as other organizational documents could make it more difficult for a third party to acquire Nuance, even if doing so would be beneficial to Nuance’s stockholders. These provisions include:

•	authorized “blank check” preferred stock;

•	prohibiting cumulative voting in the election of directors;

•	limiting the ability of stockholders to call special meetings of stockholders;

•	requiring all stockholder actions to be taken at meetings of Nuance’s stockholders; and

•	establishing advance notice requirements for nominations of directors and for stockholder proposals.

THE VOICESIGNAL ACTION BY WRITTEN CONSENT OF STOCKHOLDERS

VoiceSignal’s board of directors is using this joint information statement/prospectus to solicit an action by written consent from the stockholders of VoiceSignal. This joint information statement/prospectus and accompanying action by written consent are first being mailed to VoiceSignal stockholders on or about June   , 2007.

Matters to be Acted on by Written Consent

Purpose of the Written Consent.  The purpose of the written consent is for VoiceSignal stockholders to vote on the adoption of the merger agreement and approval of the transactions contemplated thereby.

Recommended Action.  The VoiceSignal board of directors has unanimously approved the merger agreement, the merger and the related transactions and has determined that the merger agreement, the merger and the related transactions are fair to, and in the best interests of, VoiceSignal and its stockholders. Accordingly, the VoiceSignal board of directors unanimously recommends to the VoiceSignal stockholders that they vote “FOR” the adoption of the merger agreement and approval of the transactions contemplated thereby, including the appointment of Stata Venture Partners, LLC, as stockholder representative.

Outstanding Shares on May 31, 2007.  As of May 31, 2007, there were 17,363,169 shares of VoiceSignal common stock and 80,084,844 shares of VoiceSignal preferred stock outstanding, for an aggregate of 105,116,073 of shares of VoiceSignal capital stock on an as-converted-to-common stock basis, and there were approximately 39 holders of record.

Shares Entitled to Vote.  Only holders of record of VoiceSignal shares are entitled to receive and vote on the action by written consent. You will be entitled to one vote for each share of VoiceSignal stock you own on an as-converted-to-common stock basis.

Vote Requirement.  Approval of the adoption of the merger agreement requires the effective vote of (i) a majority of the outstanding shares of VoiceSignal common stock and VoiceSignal preferred stock, voting together as a single class with each share of VoiceSignal common stock entitled to cast one vote and each share of VoiceSignal preferred stock entitled to cast a number of votes equal to the number of shares of VoiceSignal common stock into which such share of VoiceSignal preferred stock is convertible and (ii) a majority of the outstanding shares of VoiceSignal Series C preferred stock and Series D preferred stock, voting together as a single class on an as-converted-to-common stock basis.

Failure to return a signed written consent to VoiceSignal will have the same effect as a vote AGAINST the matters submitted for approval to the VoiceSignal stockholders.

Revocability Of Action By Written Consent.  The stockholder actions on which you are being asked to act by written consent will be effective at the time when written consents sufficient to approve the required corporate action have been filed with the corporate secretary of VoiceSignal. You may revoke your written consent at any time prior to the effective time of the stockholder action by delivering to the corporate secretary of VoiceSignal at the address set forth below a signed written revocation or a later-dated, signed written consent.

All written notices of revocation and other communications with respect to revocation of written consents should be addressed Voice Signal Technologies, Inc., Attn: Corporate Secretary, 150 Presidential Way, Woburn, MA 01801.

Shares Beneficially Owned by VoiceSignal Directors and Executive Officers as of May 31, 2007.  As of May 31, 2007, directors and executive officers of VoiceSignal and their affiliates beneficially owned, and were entitled to vote, 92,146,389 shares of VoiceSignal common stock, on an as-converted-to-common stock basis, or approximately 88% of the total outstanding VoiceSignal common stock and approximately 91% of the Voice Signal Series C preferred stock and Series D preferred stock voting together as a single class on an-as-converted-to-common stock basis.

You should also be aware that as of close of business on May 31, 2007, ten of VoiceSignal’s directors, executive officers and stockholders affiliated with certain VoiceSignal directors have already agreed to vote an aggregate of approximately 13,900,000 shares of VoiceSignal common stock, 1,000,000 shares of VoiceSignal Series A preferred stock, 6,094,718 shares of VoiceSignal Series C preferred stock and 49,614,300 shares of VoiceSignal Series D preferred stock for an aggregate total of 77,930,422 shares of VoiceSignal capital stock on an as-converted-to-common stock basis, in favor of adoption of the merger agreement and approval of the transactions contemplated thereby. These shares represent approximately 74% of the VoiceSignal capital stock outstanding, on an as-converted-to-common stock basis and approximately 78% of the outstanding Series C preferred stock and Series D preferred stock, voting together as a single class on an as-converted-to-common stock basis, as of May 31, 2007. See the section entitled “VoiceSignal Voting Agreements” in this joint information statement/prospectus.

Do not send in any stock certificates with your action by written consent. The exchange agent for the merger will mail transmittal forms with instructions for the surrender of stock certificates representing VoiceSignal shares to former VoiceSignal stockholders as soon as practicable prior to the completion of the merger.

THE MERGER

The following is a description of the material aspects of the proposed merger and related transactions. The following description may not contain all of the information that is important to you. You should read this entire joint information statement/prospectus, including the section entitled “Agreements Related to the Merger,” and the other documents we refer to carefully for a more complete understanding of the merger and the related transactions.

Background of the Merger

Both Nuance and VoiceSignal regularly evaluate strategic opportunities, including potential mergers with other companies, acquisitions of other companies or assets, and licensing, marketing and development alliances.

From time to time since 2003, VoiceSignal and Nuance have engaged in preliminary discussions regarding a possible business combination. Since February 2004, VoiceSignal and Nuance have been engaged in litigation regarding various patent and trade secret disputes.

In April 2006, Nuance approached VoiceSignal about a possible merger. The VoiceSignal board of directors subsequently decided it was appropriate to engage a financial advisor to assist with evaluation of the Nuance offer and other unsolicited offers being received. In August 2006, VoiceSignal engaged Goldman, Sachs & Co., a financial advisor, to evaluate strategic opportunities and to assist VoiceSignal with the possible sale of all or a portion of VoiceSignal or the undertaking of an initial public offering of its common stock.

On June 13, 2006, Nuance and VoiceSignal entered into a Mutual Non-Disclosure and FRE 408 Agreement in order to facilitate preliminary discussions regarding a potential strategic transaction.

From time to time between September 2006 and March 2007, representatives of Nuance and VoiceSignal engaged in preliminary discussions regarding a potential strategic transaction between the companies. Prior to March 2007, the VoiceSignal board of directors did not view the proposed merger consideration as beneficial to the VoiceSignal stockholders or adequately representative of the value of VoiceSignal.

On November 2, 2006, Nuance and VoiceSignal entered into a new Mutual Non-Disclosure and FRE 408 Agreement in order to facilitate additional preliminary discussions regarding a potential strategic transaction.

During March 2007, representatives of Nuance’s management team and representatives of Lehman Brothers, Nuance’s financial advisor, met several times to discuss financial analyses regarding a potential acquisition of VoiceSignal. On March 23, 2007, Nuance contacted VoiceSignal and delivered a formal, non-binding, offer to Richard Geruson, Chief Executive Officer and a member of the board of directors of VoiceSignal, offering to purchase VoiceSignal for $290 million and presented a term sheet and draft merger agreement outlining the proposed transaction.

On March 26, 2007, the VoiceSignal board of directors discussed via conference call the term sheet that had been received from Nuance and the conditions for the proposed acquisition. The board of directors consulted with outside legal counsel, and requested their counsel to review the term sheet and proposed merger agreement.

On March 27, 2007, the VoiceSignal board of directors met telephonically to discuss the high-level issues identified by its legal counsel. Representatives from Goldman, Sachs also telephonically attended the meeting of the board of directors. The board of directors discussed several aspects of the proposed merger with Goldman, Sachs and legal counsel. The board of directors then reviewed the proposed transaction without the outside advisors. After the meeting, the board of directors directed management to engage in negotiations with Nuance to attempt to resolve any outstanding issues and attempt to reach a definitive merger agreement with Nuance.

On March 28, 2007, Paul Ricci, Nuance’s Chairman and Chief Executive Officer, and Richard Palmer, Nuance’s Senior Vice President of Corporate Development, met telephonically with representatives of

Goldman, Sachs, VoiceSignal’s financial advisor, to discuss the terms of the proposed transaction and the process the companies would follow to complete the transaction.

Between March 28, 2007 and April 4, 2007, representatives of Nuance, Lehman Brothers, Goldman, Sachs and legal advisors to VoiceSignal and Nuance met telephonically several times to negotiate the major economic terms of the transaction and the terms under which VoiceSignal would agree to enter into an exclusive negotiating period.

On April 4, 2007, VoiceSignal and Nuance entered into an exclusivity agreement. Pursuant to the terms of the agreement, Nuance was not allowed to perform diligence of VoiceSignal until a non-disclosure agreement among the parties had been executed and a mutually satisfactory form of the merger agreement had been reached.

On April 16 and 17, 2007, Mr. Ricci, Lee Barbieri, a member of VoiceSignal’s board of directors, Mr. Geruson, and their respective financial and legal advisors met telephonically to negotiate certain open points of the merger agreement.

On April 19, 2007, the VoiceSignal board of directors met telephonically to review the status of the negotiations with Nuance. Mr. Geruson reviewed the timetable for reaching a transaction with Nuance and updated the board of directors on the diligence process to be completed prior to the execution of a merger agreement. Mr. Geruson and the VoiceSignal board of directors considered the total purchase price, the mix of proposed merger consideration, the treatment of vested and unvested stock options at closing and the size of the proposed escrow to cover indemnification claims.

On April 30, 2007, the parties agreed to an updated Non-Disclosure and FRE 408 Agreement. The agreement set forth the process and procedures for the receipt of the diligence information by Nuance and its advisors.

On May 2, 2007, the Nuance board of directors held a regular meeting via conference call, at which it considered the possible acquisition of VoiceSignal. Among other matters, the directors discussed: (1) the strategic benefits of the transaction; (2) financial analyses and other information with respect to the companies presented by Lehman Brothers; (3) the financing alternatives available to Nuance in order to consummate the transaction; and (4) the impact of the transaction on Nuance and its stockholders.

On May 4, 2007, pursuant to the terms of the exclusivity agreement between the parties, VoiceSignal, through its legal advisor, notified Nuance that VoiceSignal had received an acquisition inquiry, offer or proposal from a third party.

On May 5, 2007, Nuance and VoiceSignal agreed on the form of a merger agreement. Pursuant to the terms of the non-disclosure agreement, Nuance’s legal counsel and financial advisors began the review of VoiceSignal’s diligence material in the offices of VoiceSignal’s legal counsel. From May 6, 2007 through May 11, 2007, these advisors continued their diligence review of VoiceSignal.

On May 10, 2007, representatives of VoiceSignal and Goldman, Sachs met telephonically with Mr. Ricci and representatives of Lehman Brothers to discuss an overview of Nuance’s business.

On May 12, 2007, VoiceSignal, through its legal advisor, notified Nuance that VoiceSignal had received another acquisition inquiry, offer or proposal from a third party.

On May 12, 2007, the VoiceSignal board of directors met telephonically to review the status of the proposed merger. Mr. Geruson informed the board of directors that a merger agreement had been negotiated with respect to the potential transaction and that Nuance’s diligence review had been completed. Mr. Geruson requested that VoiceSignal’s outside legal counsel update the board of directors with the terms of the merger agreement and review any changes that had occurred during the negotiations. The board of directors also considered the letter agreement between VoiceSignal and certain executive officers with respect to transaction bonuses payable upon closing of the merger and the acceleration of the option awards to certain founders upon the closing of the merger. The VoiceSignal board of directors then unanimously approved the transactions contemplated by the merger agreement and the appointment of Stata Venture Partners, LLC as the stockholder representative.

On May 12, 2007, the Nuance board of directors held a special meeting, at which it reviewed the terms and status of the negotiations. The board requested additional information from management and then agreed to reconvene the following day.

On the evening of May 12, 2007, Mr. Ricci, Steve Chambers, President of Nuance’s Speech Division, Helgi Bloom, Director of Corporate Development for Nuance, Messrs. Barbieri and Geruson, and Damon Pender, VoiceSignal’s Vice President of Finance, held a conference call to discuss certain aspects of VoiceSignal’s business.

On May 13, 2007, the Nuance board of directors held a special meeting, at which management and representatives of Lehman Brothers and Nuance’s accounting consultants and legal advisors discussed the findings of Nuance’s diligence of VoiceSignal, the strategic benefits of the acquisition and reported on the final terms of the merger agreement and related agreements. Representatives of Lehman Brothers reviewed financial analyses with respect to the proposed acquisition. After consideration of these presentations, the Nuance board of directors unanimously approved the acquisition and merger agreement.

On May 14, 2007, Nuance, VoiceSignal and Vicksburg Acquisition Corporation entered into the merger agreement.

On May 14, 2007, certain executive officers, directors and related stockholder affiliates holding approximately 74% of the capital stock of VoiceSignal on an as-converted-to-common stock basis and approximately 78% of the Series C preferred stock and Series D preferred stock, voting together as a single class on an as-converted-to-common stock basis entered into voting agreements with Nuance pursuant to which they have agreed to vote in favor of the merger upon presentation to the VoiceSignal stockholders.

Consideration of the Merger by Nuance

The Nuance board of directors considered a number of alternatives for enhancing its competitive position in the speech technology markets and increasing stockholder value. The Nuance board of directors believes that the proposed merger is in the best interest of Nuance and its stockholders. The Nuance board of directors unanimously approved the merger agreement and the merger. This decision was based on a number of factors, including the potential benefits that the Nuance board of directors believes will contribute to the future success of the combined company. These benefits include:

•	the ability to better serve the customer base of each company with a comprehensive portfolio of technologies, applications and expertise that will enable customers to effectively deploy innovative speech-solutions;

•	the ability of the combined company to bring together an array of technical resources, including scientists and engineers and an expanded intellectual property portfolio;

•	the complementary nature of the technologies of the combined company;

•	the ability to leverage a unified sales infrastructure to expand sales coverage and create improved opportunities for selling the products of the combined company;

•	the ability to leverage combined technical assets and expertise to focus on technology specific to specific verticals, increased ability to develop applications more efficiently and optimization of technology to improve performance;

•	the ability of the combined company to employ the skills and resources of both companies’ management teams; and

•	the transaction is expected to achieve synergies from the combined research and development, marketing, sales and administrative areas of the company following the merger.

The Nuance board of directors evaluated all of the potential benefits described above in light of their knowledge of VoiceSignal’s business, financial condition and prospects, Nuance’s business, financial condition and prospects, and the market for speech technology solutions. The Nuance board of directors also identified and considered potentially negative factors that could result from the merger, including the risks posed by the necessary integration of the businesses and operations of the two companies and the risk that the combined company will not be able to fully realize potential synergies and cost saving opportunities. In addition, the Nuance board of directors considered a number of other factors in evaluating the proposed merger, including presentations given by Nuance’s management. In view of the variety of factors considered by the Nuance board of directors in its evaluation of the merger, the Nuance board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its decision. In addition, individual members of the Nuance board of directors may have given different weight to different factors. While the list of potential benefits described in this section as having been considered by the Nuance board of directors is not intended to be the complete list of all of the potential benefits considered, it is believed to include the potential benefits considered by the Nuance board of directors to be material.

The Nuance board of directors believes that the merger is advisable, and is fair to and in the best interests of Nuance and its stockholders.

Consideration of the Merger by VoiceSignal

VoiceSignal has been in operation since 1995, and has historically raised capital through private financings. The VoiceSignal board of directors considered a number of alternatives for enhancing its competitive position in the speech technology market and increasing stockholder value. Prior to March 2007, the board of directors considered several acquisitions of companies to grow the company and increase the value of the company for stockholders. The VoiceSignal board of directors also considered raising capital and increasing stockholder liquidity through an initial public offering of its common stock.

The VoiceSignal board of directors believes that the proposed merger is in the best interests of VoiceSignal and its stockholders. The VoiceSignal board of directors unanimously approved the proposed merger and related merger agreement. This decision was based on a number of factors, including:

•	the total merger consideration of approximately $300 million, to be comprised of $210 million in cash and $90 million in shares of Nuance common stock;

•	the opportunity for VoiceSignal’s stockholders to gain liquidity and participate in the future performance of a larger provider of speech and imaging solutions;

•	the relative financial conditions, results of operations and prospects of VoiceSignal and Nuance;

•	the board of director’s belief that the merger would allow VoiceSignal and Nuance to achieve synergies in the form of cost savings and other efficiencies;

•	the general market conditions and changes in the outlook for the industries in which Nuance’s and VoiceSignal’s businesses operate;

•	the requested escrow amount for Nuance indemnification claims of $30 million for a period of twelve months subsequent to the closing of the merger;

•	the treatment of VoiceSignal outstanding stock options, which includes: the assumption of unvested options by Nuance and the opportunity for holders of vested options to net exercise their vested options in order to pay the applicable total exercise price and receive their pro rate share of the merger consideration; and

•	the ability for the parties to close the merger after signing the merger agreement.

In reaching its decision to approve and adopt the merger agreement and the transactions contemplated thereby, the VoiceSignal board of directors also identified and considered a number of potentially negative factors that could result from the merger, including the following:

•	the risks that the integration of the businesses, products and personnel of the two companies will not be successfully implemented and may require a significant amount of management time and resources;

•	the risk that the potential synergies and cost-saving opportunities identified by Nuance and VoiceSignal will not be fully realized or not fully realized in the time frame anticipated;

•	in the event that the transaction is not consummated, the possible negative effects of the announcement of the merger on VoiceSignal’s relationships with customers and suppliers, employee morale and potential loss of key employees, and the impact on our sales, operating results and stock price, and the negative impact that the transaction costs incurred in connection with the proposed merger would have on Voice Signal’s cash reserves and operating results;

•	because VoiceSignal stockholders will receive shares of Nuance common stock as part of the merger consideration, the price volatility of Nuance’s common stock which may reduce the market price of the Nuance common stock that VoiceSignal stockholders will receive upon the closing of the merger;

•	the restrictions that the merger agreement imposes on actively soliciting competing bids;

•	the limitations that the merger agreement imposes on VoiceSignal’s ability to operate its business until the transaction closes or is terminated;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts; and

•	the other risks described in this joint information statement/prospectus in the section entitled “Risk Factors.”

The VoiceSignal board of directors evaluated all of the factors described above in light of its knowledge of VoiceSignal’s business, financial condition and prospects, Nuance’s business, financial condition and prospects, and the market opportunities for speech technology solutions. In view of the variety of factors considered by the VoiceSignal board of directors in its evaluation of the merger, the VoiceSignal board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its decision. In addition, individual members of the VoiceSignal board of directors may have given different weight to different factors. The list of factors described in this section as having been considered by the VoiceSignal board of directors is not intended to be the complete list of all factors considered but is believed to include all of the factors considered by the VoiceSignal board of directors to be material.

After considering all of the information and factors described in this section, the VoiceSignal board of directors unanimously approved the merger, the merger agreement and the other transactions contemplated by the merger agreement. The VoiceSignal board of directors believes that the merger agreement and the merger are fair to, advisable and in the best interests of VoiceSignal and its stockholders. The VoiceSignal board of directors has unanimously recommended that the VoiceSignal stockholders vote FOR the adoption of the merger agreement and approval of the transactions contemplated thereby.

Interests of VoiceSignal Directors and Officers in the Merger

When VoiceSignal stockholders consider the recommendation of the board of directors of VoiceSignal with respect to the merger, they should be aware that some of the officers and directors of VoiceSignal have interests in connection with the merger, that are different from, or in addition to, the interests of their stockholders, as summarized below. In making their decision to recommend the merger, the board of directors of VoiceSignal was aware of these interests and considered them among the other matters described above under the section entitled “The Merger — Consideration of the Merger by VoiceSignal” on page 32.

The table below sets forth the interests of the directors and officers of VoiceSignal in VoiceSignal’s capital stock as of June   , 2007.

				Weighted
	Aggregate	Aggregate	Aggregate	Average
	Shares of	Shares	Shares	Exercise
	Voice Signal	Subject to	Subject to	Price of
	Common	Options	Unvested	Outstanding	Relationship to
Name	Stock*	Outstanding	Options	Options	VoiceSignal

Lee Barbieri(1)	37,513,664	—	—	n/a	Director
Thomas DiBenedetto(2)	12,647,281	—	—	n/a	Director
Frank Boyer	—	275,000	154,688	$0.09	Director
Richard Geruson	—	8,316,114	519,757	$0.09	Director, Chief Executive Officer
Jason Martin(3)	23,018,936	—	—	n/a	Director
Daniel L. Roth	7,090,133	2,019,103	50,000	$0.09	Director, President
Victor Zue	—	90,000	—	$0.45	Director
Thomas Lazay	7,090,133	639,701	39,981	$0.09	Vice President of Product Management
Damon Pender	50,000	104,920	37,500	$0.26	Vice President of Finance

*	Includes shares of preferred stock on an as-converted-to-common stock basis.

(1)	Shares beneficially owned consists of the 37,513,664 shares held by Stata Venture Partners, LLC.

(2)	Shares beneficially owned includes 3,189,815 held in various trusts for the benefit of family members of Mr. DiBenedetto.

(3)	Shares beneficially owned consists of 23,018,936 shares held by Argonaut Holdings LLC.

Accelerated Vesting of Stock Options.  All outstanding vested stock options will terminate following the completion of the merger if not exercised before such time. Certain outstanding stock options held by directors and officers of VoiceSignal are subject to acceleration benefits in connection with the merger. The table above identifies, for each VoiceSignal director and officer, as of June   , 2007, the aggregate number of shares subject to outstanding options of VoiceSignal common stock that may contain acceleration of vesting benefits in connection with the merger.

Stock Option Acceleration Agreements with Executive Officers.  On May 12, 2007, VoiceSignal’s board of directors approved the acceleration of all stock option awards held by Thomas Lazay and Daniel Roth, providing that upon the completion of the merger, all unvested stock options held by both Mr. Lazay and Mr. Roth will be 100% vested.

Employment Agreement with VoiceSignal’s CEO.  The letter agreement with Richard Geruson, VoiceSignal’s Chief Executive Officer and a member of the board of directors, dated September 4, 2003, provides that if VoiceSignal terminates Mr. Geruson’s employment without cause or if his employment terminates due to resignation for good reason, death or disability, Mr. Geruson shall receive (i) one times his annual compensation; (ii) continuing benefits for a period of twelve months of termination; (iii) his target bonus for the year of termination of employment; and (iv) a six month acceleration of vesting for his then unvested equity. Upon a change in control of VoiceSignal, 50% of Mr. Geruson’s then unvested equity will immediately vest. If such termination occurs within two years following a change of control, 100% of his unvested equity will vest in full.

Employment Agreements.  VoiceSignal has also entered into agreements with certain officers and key employees that provide severance benefits if such officer’s or key employee’s employment is terminated under certain circumstances.

Under the following employment agreements, if VoiceSignal terminates the employment of any of these employees without cause or their employment terminates due to resignation for good reason (including a voluntary resignation for any reason within three (3) months after a change in control) or disability, such employee shall receive the following severance benefits:

•	Agreement with Daniel Roth, dated as of September 6, 2003, provides that Mr. Roth will receive twelve months base salary, target bonus for the year and continuing health benefits for the twelve months following termination of employment.

•	Agreement with Thomas Lazay, dated as of September 6, 2003, provides that Mr. Lazay will receive twelve months base salary, target bonus for the year and continuing health benefits for twelve months following termination of employment.

In addition, VoiceSignal entered into a Change in Control Separation Agreement with Damon Pender, dated as of April 20, 2004, that provides that if Mr. Pender is terminated by VoiceSignal within six months of a change in control, Mr. Pender will receive six months salary and continuing health benefits for six months following termination of employment.

Change in Control Bonuses.  VoiceSignal has entered into a letter agreement with the following officers and directors providing that upon the effective date of the merger, each of the following officers and directors will receive payments, as set forth below:

Individual	Title	Amount

Richard Geruson	Chief Executive Officer, Director	$495,000
Damon Pender	Vice President of Finance	$250,000
Frank Boyer	Director	$25,000
Victor Zue	Director	$25,000

Voting Agreements.  Certain of VoiceSignal directors and officers have entered into voting agreements with Nuance in connection with the merger. See the section entitled “Agreements Related to the Merger — VoiceSignal Voting Agreements” beginning on page 55 for a description of these agreements.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion summarizes certain U.S. federal income tax consequences of the merger that are generally applicable to holders of VoiceSignal capital stock. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, which is referred to as the Code, existing Treasury regulations thereunder, and current administrative rulings and court decisions, all as of the date hereof and all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to holders of VoiceSignal capital stock as described herein. Stockholders should be aware that this discussion does not deal with all U.S. federal income tax consequences that may be relevant to the individual stockholders in light of each stockholder’s particular circumstances, including, for example, for a stockholder who is a foreign person or entity, a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) or a partner in such partnership, an estate, a trust, a tax-exempt entity, a financial institution, an insurance company, a dealer in securities, a stockholder who acquired VoiceSignal capital stock in connection with a stock option or stock purchase plan or otherwise in connection with the performance of services, who is subject to the alternative minimum tax provisions of the Code or who holds shares of VoiceSignal capital stock as part of a hedge, straddle, or other risk reduction, constructive sale or conversion transaction. This discussion assumes that the shares of VoiceSignal capital stock are held as capital assets (generally, for investment). In addition, the following discussion does not address the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not such transactions are in connection with the merger), including without limitation transactions in which shares of VoiceSignal capital stock are acquired or shares of Nuance common stock are disposed of. Moreover, this summary does not address the tax consequences of the merger or related transactions to holders of promissory notes, options or warrants to purchase VoiceSignal capital stock, or to stockholders who receive consideration other than the merger Consideration or other than in exchange for VoiceSignal capital stock. Furthermore, no foreign, state or local tax considerations are addressed herein.

Taxable sale of VoiceSignal capital stock.  The receipt of the merger consideration pursuant to the merger, or the receipt of cash pursuant to the exercise of appraisal rights under Delaware law, in exchange for shares of VoiceSignal capital stock will be taxable to the stockholders of VoiceSignal. Stockholders generally will recognize gain or loss equal to the difference between their adjusted tax basis in the surrendered VoiceSignal capital stock and the proceeds received pursuant to the merger or the exercise of appraisal rights, including any cash and the fair market value of any shares of Nuance common stock. Except for the portion of any payment from the escrow fund taxed as interest income (as described below), and the payment of interest as directed by a Delaware court with respect to dissenting shares, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the stockholder’s holding period for the VoiceSignal capital stock is more than one year as of the completion of the merger. For non-corporate stockholders, long-term capital gain is currently subject to a maximum federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

Gain or loss must be calculated separately for each block of VoiceSignal capital stock (i.e., shares of VoiceSignal capital stock acquired at the same time in a single transaction). Stockholders who own separate blocks of VoiceSignal capital stock should consult their tax advisors with respect to these rules.

Installment Sale Reporting.  Because the cash deposited in the escrow fund is to be received by the stockholders, if at all, after the close of the taxable year in which the merger occurs, any gain realized by a stockholder on the sale of VoiceSignal capital stock should be reported under the installment method, unless the stockholder affirmatively elects out of or is otherwise ineligible for installment method reporting. The installment method does not apply to any stockholder who will recognize a loss upon the sale of such stockholder’s VoiceSignal capital stock.

Generally, under the installment method, a portion of each payment received is taxable as gain in the year of receipt, a portion represents a tax-free recovery of the stockholder’s basis in the shares of VoiceSignal capital stock and, with respect to any payment more than six months after the completion of the merger, a portion is taxable as imputed interest (as discussed below). The gain to a stockholder generally would be calculated by multiplying the value of any payment received (excluding the portion of such payment treated as interest income under the imputed interest rules described below) by the “gross profit ratio.” The “gross profit ratio” is the ratio that (1) the selling price less the stockholder’s adjusted basis in the shares of VoiceSignal capital stock bears to (2) the total selling price of the stockholder’s shares of VoiceSignal capital stock. When a maximum sales price is stated, Treasury regulations regarding the installment method generally require stockholders to assume, for purposes of calculating the selling price and the gross profit ratio, that they will receive the maximum possible amount of sale proceeds at the earliest possible times under the terms of the merger agreement. However, the selling price does not include amounts treated as interest income under the imputed interest rules described below.

One significant effect of the installment method of which stockholders should be aware is that the amount of gain attributable to the merger consideration paid on completion of the merger may be reduced by only a portion of the stockholder’s basis in the shares of VoiceSignal capital stock. To the extent the installment sale rules result in a net over inclusion of gain, a stockholder generally would be entitled to a capital loss.

Imputed Interest.  Under the installment method, a portion of any payment more than six months after the completion of the merger will be treated as interest income taxable at ordinary income rates when received, and will reduce the amount of gain (or increase the amount of loss) otherwise recognizable. The portion of any payment more than six months after the completion of the merger that will be treated as interest income is determined by discounting the actual amount of the payment, using the appropriate applicable federal rate, from the date the payment becomes fixed to the date of the completion of the merger. The discounted amount is then subtracted from the actual amount of the payment, and the remainder is the portion of the payment treated as interest income.

Section 453A Additional Interest Charges on Deferred Taxes.  Under Section 453A of the Code, additional annual interest charges may be imposed on the portion of a stockholder’s tax liability that is deferred by the installment method in connection with sales of any property (including the shares of VoiceSignal capital stock) with a sales price greater than $150,000, to the extent that the aggregate face amount of installment receivables that arise from all $150,000 sales by the stockholder (including sales of shares of VoiceSignal capital stock) during the year and that remain outstanding as of the close of the year exceeds $5 million.

Electing Out of Installment Method.  Stockholders may elect not to use the installment method for U.S. federal income tax purposes. Such election not to use the installment method should be made on a stockholder’s return for the taxable year in which the completion of the merger occurs. A stockholder who elects out of the installment method must recognize gain on the sale (including gain based on the fair market value of the escrow fund) in accordance with such stockholder’s method of accounting. To the extent that a payment from the escrow fund is more or less than the amount previously taken into income, a stockholder would be required to recognize additional gain or loss.

STOCKHOLDERS WHO ANTICIPATE RECOGNIZING A GAIN AS A RESULT OF THE MERGER ARE STRONGLY ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE EFFECT TO THEM OF THE APPLICATION OF THE INSTALLMENT METHOD AND WHETHER THEY SHOULD ELECT OUT THE INSTALLMENT METHOD BASED ON THEIR PARTICULAR SITUATIONS.

Backup Withholding.  In order to avoid “backup withholding” of U.S. federal income tax on payments to VoiceSignal stockholders, unless an exception applies, each stockholder must provide such stockholder’s correct taxpayer identification number, or TIN, on IRS Form W-9 (or, if appropriate, another withholding form) and certify under penalties of perjury that such number is correct and that such stockholder is not subject to backup withholding. If a VoiceSignal stockholder fails to provide the correct taxpayer or certification, payments received may be subject to backup withholding, currently at a 28% rate. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

Accounting Treatment of the Merger

Nuance will account for the merger using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” As such, the assets acquired and liabilities assumed of VoiceSignal will be recorded at their fair values as of the date of the merger. Any excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets acquired will be recorded as goodwill. The results of operations of VoiceSignal will be included in Nuance’s results of operations from the date of the closing of the merger.

Regulatory Approvals

Under the HSR Act, the merger may not be consummated unless certain filings have been submitted to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. Nuance and VoiceSignal filed the appropriate notification and report forms with the FTC and with the Antitrust Division and are awaiting the expiration, or notice of the early termination, of the waiting period.

The FTC and the Antitrust Division frequently evaluate transactions like the merger. At any time before or after the completion of the merger, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking the divestiture of substantial assets of Nuance or VoiceSignal. In addition, certain private parties, as well as state attorneys general and other antitrust authorities, may challenge the transaction under antitrust laws under certain circumstances.

In addition, the merger may be subject to various foreign antitrust laws.

Nuance and VoiceSignal believe that the completion of the merger will not violate any antitrust laws. There can be no assurance, however, that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, what the result will be.

Listing on the Nasdaq National Market of Nuance Shares Issued Pursuant to the Merger

The authorization for listing of the shares of Nuance common stock to be issued in the merger on the NASDAQ Global Select Market, subject to official notice of issuance, is a condition to the merger.

Restrictions on Sales of Shares of Nuance Common Stock Received in the Merger

The shares of Nuance common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable, except for shares of Nuance common stock issued to any person who is deemed to be an “affiliate” of VoiceSignal prior to the merger. Persons who may be deemed to be “affiliates” of VoiceSignal prior to the merger include individuals or entities that control, are controlled by, or are under common control of VoiceSignal prior to the merger, and may include officers and directors, as well as principal stockholders of VoiceSignal prior to the merger. Affiliates of VoiceSignal will be notified separately of their affiliate status.

Persons who may be deemed to be affiliates of VoiceSignal prior to the merger may not sell any of the shares of Nuance common stock received by them in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

Nuance’s registration statement on Form S-4, of which this joint information statement/prospectus is a part, does not cover the resale of shares of Nuance common stock to be received in connection with the merger by persons who may be deemed to be affiliates of VoiceSignal prior to the merger.

Appraisal Rights

Holders of record of VoiceSignal capital stock who do not vote in favor of adopting the merger agreement, the merger, and approving the transactions contemplated by the merger agreement, and who otherwise comply with the applicable provisions of Section 262 of the Delaware General Corporation Law, which we refer to throughout this joint information statement/prospectus as the DGCL, will be entitled to exercise appraisal rights under Section 262 of the DGCL.

This means that those who do not provide written consent in favor of the proposal relating to approval of the adoption of merger agreement, the merger and the transactions contemplated by the merger agreement and who comply with the other provisions of Section 262 will have the right to seek payment of the fair market value of their stock if the merger is completed. A copy of Section 262 is attached hereto as Annex B. A stockholder’s execution of the written consent provided with this joint information will constitute a waiver of applicable dissenters’ rights. Only stockholders as of the date the merger is approved are eligible to assert dissenters’ rights.

Appraisal Rights Under Delaware Law.  The following is a summary of the procedures to be followed under Section 262, the full text of which is attached hereto as Annex B and is incorporated herein by reference. The summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 and to any amendments to such section after the date of this joint information statement/prospectus. Failure to follow any of the procedures of Section 262 may result in termination or waiver of appraisal rights under Section 262. VoiceSignal stockholders should assume that VoiceSignal will take no action to perfect any appraisal rights of any stockholder. Any VoiceSignal stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Only a holder of record of shares of VoiceSignal capital stock who has not consented to the merger will be entitled to seek appraisal. The demand for appraisal must be executed by or for the holder of record, fully and correctly, as such holder’s name appears on the holder’s certificates evidencing shares of VoiceSignal capital stock. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such shares.

A record holder, such as a broker who holds shares of VoiceSignal capital stock as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the shares held for such beneficial owners. In such case, the written demand for appraisal should set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of shares, such demand will be presumed to cover all shares held in the name of such record owner.

Under Sections 228(d) and 262(d)(2) of the DGCL, VoiceSignal is required to mail to each holder of VoiceSignal capital stock who has not consented in writing to the adoption and approval of the merger agreement, and the merger and the transactions contemplated thereby, a Notice of Corporate Action Taken Without a Meeting and Notice of Availability of Appraisal and Dissenters’ Rights, referred to as the Notice of Action Taken and Appraisal Rights. The Notice of Action Taken and Appraisal Rights must be delivered to the applicable VoiceSignal stockholders by either VoiceSignal following receipt of the requisite approval of the adoption and approval of the merger agreement, the merger and the transactions contemplated thereby, or by VoiceSignal within 10 days following the consummation of the merger. Any stockholder entitled to appraisal rights may, on or before 20 days after the date of mailing of the Notice of Action Taken and Appraisal Rights, demand in writing from VoiceSignal an appraisal of his, her or its shares of VoiceSignal capital stock. Such demand will be sufficient if it reasonably informs VoiceSignal of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of the stockholder’s shares. Failure to make such a demand on or before the expiration of such twenty-day period will foreclose a stockholder’s rights to appraisal. Stockholders should not expect to receive any additional notice with respect to the deadline for demanding appraisal rights.

A VoiceSignal stockholder who elects to exercise appraisal rights must mail or deliver the written demand for appraisal to:

Voice Signal Technologies, Inc.
150 Presidential Way, Suite 310
Woburn, MA 01801
Attn: Corporate Secretary
Telephone: (781) 970-5200
Facsimile: (781) 970-5300

A stockholder may withdraw a demand for appraisal within 60 days after the effective time of the merger. Thereafter, the approval of VoiceSignal will be needed for such a withdrawal. Upon withdrawal of a demand for appraisal, a VoiceSignal stockholder will be entitled to receive the consideration set forth in the merger agreement in exchange for his, her or its shares of VoiceSignal capital stock.

Within 120 days after the effective time of the merger, referred to as the 120-Day Period, in compliance with Section 262, any VoiceSignal stockholder who has properly demanded an appraisal and who has not withdrawn the stockholder’s demand as provided above (such stockholders being referred to collectively as the Dissenting Stockholders) and VoiceSignal each have the right to file in the Delaware Court of Chancery a petition demanding a determination of the value of the shares held by all of the Dissenting Stockholders. If, within the 120-day Period, no petition shall have been filed as provided above, all rights to appraisal will cease and all of the Dissenting Stockholders who owned shares of VoiceSignal capital stock will become entitled to receive the consideration set forth in the merger agreement in exchange for his, her or its shares of VoiceSignal capital stock. VoiceSignal is not obligated and does not currently intend to file a petition. Any Dissenting Stockholder is entitled, within the 120-day Period and upon written request to VoiceSignal, to receive from VoiceSignal a statement setting forth the aggregate number of shares not voted in favor of the merger and with respect to which demands for appraisal have been received and the aggregate number of Dissenting Stockholders.

Upon the filing of a petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to VoiceSignal and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by VoiceSignal.

If a hearing on the petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 and are entitled to an appraisal of their shares. The Delaware Court may require that Dissenting Stockholders submit their share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their share certificates pending resolution of the appraisal proceedings.

The shares will be appraised by the Delaware Court at the fair value thereof as of the effective time of the merger exclusive of any element of value arising from the accomplishment or expectation of the merger. In determining the value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc. et al., decided February 1, 1983, the Delaware Supreme Court expanded the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated, in making this determination of fair value, that the court must consider market value, asset value, dividends, earnings, prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which “throw any light on future prospects of the merged corporation.” The Delaware Supreme Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Weinberger, the Delaware Supreme Court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

VoiceSignal stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more, the same or less than the consideration payable pursuant to the merger agreement.

The Delaware Court may also (i) determine a fair rate of interest (simple or compound), if any, to be paid to Dissenting Stockholders in addition to the fair value of the shares for the period from the effective time of the merger to the date of payment, (ii) assess costs of the proceeding among the parties as the Delaware Court deems equitable, and (iii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just. From and after the effective time of the merger, Dissenting Stockholders will not be entitled to vote their shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such shares payable to stockholders of record thereafter.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of these rights, in which event a VoiceSignal stockholder will be entitled to receive the consideration payable with respect to their shares of VoiceSignal capital stock in accordance with the merger agreement (without interest).

Consequently, any VoiceSignal stockholder willing to exercise appraisal rights is urged to consult with legal counsel prior to attempting to exercise such rights.

AGREEMENTS RELATED TO THE MERGER

The Merger Agreement

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this joint information statement/prospectus and is incorporated into this joint information statement/prospectus by reference. You should read the merger agreement in its entirety, as it is the legal document governing this merger, and the provisions of the merger agreement are not easily summarized.

Structure of the Merger

The merger is structured as a reverse-triangular merger pursuant to which Vicksburg Acquisition Corporation, a wholly owned subsidiary of Nuance, will merge with and into VoiceSignal. Thereafter, Vicksburg Acquisition Corporation will cease to exist as a separate corporate entity and VoiceSignal will continue as the surviving corporation and as a wholly owned subsidiary of Nuance. Unless otherwise determined by Nuance, prior to the effective time of the merger, the certificate of incorporation of the combined company shall be amended and restated as of the effective time of the merger to be identical to the certificate of incorporation of Vicksburg Acquisition Corporation as in effect immediately prior to the effective time of the merger; provided, however, that at the effective time of the merger, Article I of the certificate of incorporation of the combined company shall be amended and restated in its entirety to read as follows: “The name of the corporation is Voice Signal Technologies, Inc.”

Effective Time and Timing of Closing

The merger will be completed and become effective when the certificate of merger related to the merger of Vicksburg Acquisition Corporation with and into VoiceSignal is filed with the Secretary of State of the State of Delaware, or at such later time as we may agree and as is specified in the certificate of merger, in accordance with Delaware law. The closing of the merger will take place as soon as practicable after all conditions to the merger have been satisfied or waived, or on such other date as we may agree. We currently anticipate that we will complete the merger promptly after the action by written consent has been obtained, assuming VoiceSignal’s stockholders give their requisite approvals and all conditions to the merger have been satisfied or waived.

Merger Consideration

Upon completion of the merger, VoiceSignal stockholders will be entitled to receive aggregate merger consideration consisting of approximately $210 million in cash and approximately 5,836,576 shares of Nuance common stock. The merger consideration actually payable to VoiceSignal stockholders upon completion of the merger is subject to the following adjustments:

•	the $210 million in cash will be increased by an amount equal to any cash proceeds received by VoiceSignal in respect of the exercise of any stock options between the date of the merger agreement and completion of the merger as well as any cash paid in lieu of fractional shares of Nuance common stock that would otherwise be issued in the merger;

•	the $210 million in cash will be decreased by an amount equal to all fees and expenses incurred by VoiceSignal in connection with the negotiating and completing the merger, such as legal, accounting financial advisory, consulting and all other fees and expenses of third parties; and

•	the number of shares of Nuance common stock may be reduced to account for the rounding of share distributions and payment in cash of fractional shares to VoiceSignal stockholders.

As a result of these adjustments as well as adjustments in the allocation of the merger consideration among VoiceSignal stockholders resulting from dividend obligations to certain holders of VoiceSignal preferred stock that fluctuate depending upon the actual date on which the merger is completed, the exact consideration that a VoiceSignal stockholder will receive will not be known at the time the written consent is effective and will depend on the magnitude of these adjustments.

All VoiceSignal stockholders will also have a portion of the merger consideration that they would otherwise be entitled to receive deposited in an escrow account that will be used to compensate Nuance if Nuance is entitled to indemnification under the merger agreement.

The maximum number of shares of Nuance common stock to be issued by Nuance in the merger was fixed at the time the merger agreement was signed. Nuance common stock trades on the NASDAQ Global Select Market and is subject to price fluctuation. Therefore, the value of the Nuance common stock you receive in the merger cannot be known at the time the written consent is effective. The value of the Nuance common stock you receive in the merger may be equal to, less than or greater than its value on the date the merger agreement was signed and/or the time the written consent is effective.

Fractional Shares

Nuance will not issue any fractional shares of common stock in connection with the merger. Instead, each holder of VoiceSignal capital stock who would otherwise be entitled to receive a fraction of a share of Nuance common stock will be entitled to receive cash, without interest, in an amount equal to such fraction multiplied by $15.42.

Exchange of VoiceSignal Stock Certificates for Nuance Stock Certificates

Immediately prior to the completion of the merger, the exchange agent for the merger will mail to each record holder of VoiceSignal capital stock a letter of transmittal and instructions for surrendering the record holder’s VoiceSignal stock certificates in exchange for the consideration to be received by VoiceSignal stockholders in the merger. Only those holders of VoiceSignal capital stock who properly surrender their VoiceSignal stock certificates in accordance with the exchange agent’s instructions will receive:

•	certificates representing the number of whole shares of Nuance common stock to which they are entitled pursuant to the merger agreement;

•	cash representing the cash portion of the consideration to which they are entitled pursuant to the merger agreement; and

•	cash in lieu of any fractional share of Nuance common stock.

The surrendered certificates representing VoiceSignal capital stock will be canceled. After the effective time of the merger, each certificate representing shares of VoiceSignal capital stock that has not been surrendered will represent only the right to receive each of the items, as the case may be, enumerated above. Following the completion of the merger, VoiceSignal will not register any transfers of VoiceSignal capital stock on its stock transfer books. Holders of VoiceSignal capital stock should not send in their VoiceSignal stock certificates until they receive a letter of transmittal from the exchange agent for the merger, with instructions for the surrender of VoiceSignal stock certificates.

Appraisal Rights

Subject to compliance with the procedures set forth in Section 262 of the Delaware General Corporation Law, or DGCL, VoiceSignal stockholders who do not vote in favor of, or consent to, the adoption of the merger agreement and approval of the transactions contemplated thereby and otherwise comply with the requirements of the DGCL will not receive the merger consideration in exchange for their shares, but instead will be entitled to appraisal rights in connection with the merger, whereby such stockholders may receive the appraised value of their shares of VoiceSignal capital stock held by them in accordance with the provisions of such Section 262 of the DGCL. Failure to take any of the steps required under Section 262 of the DGCL on a timely basis may result in a loss of those appraisal rights.

Distributions with Respect to Unexchanged Shares; Adjustments

Holders of VoiceSignal capital stock are not entitled to receive any dividends or other distributions on Nuance common stock until the merger is completed. Such holders will not receive interest in respect of the cash portion of the merger consideration. In the event of any stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change with respect to VoiceSignal capital stock or Nuance common stock occurring after May 14, 2007 and prior to the closing of the merger, all calculations in the merger agreement that are based upon numbers of shares of any class or series (or trading prices therefore) affected by such event will be equitably adjusted to the extent necessary to provide the same economic effect as contemplated by the merger agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

Transfers of Ownership and Lost Stock Certificates

If the payment of the portion of the merger consideration to which a VoiceSignal stockholder is entitled is to be paid to a person other than the person in whose name the certificates surrendered in exchange therefore are registered, it will be a condition of payment that the certificates so surrendered be properly endorsed and otherwise in proper form for transfer (including, if requested, a medallion guarantee), and that the persons requesting such payment will have paid to Nuance or any agent designated by it any transfer or other taxes required. In the event that any certificates representing VoiceSignal capital stock shall have been lost, stolen or destroyed, the holder of such certificate may need to deliver a bond prior to receiving any merger consideration.

Vested VoiceSignal Stock Options

Nuance will not assume or otherwise replace any VoiceSignal stock option that is vested and exercisable as of the effective time of the merger or that becomes vested and exercisable as a result of the merger.

Prior to completion of the merger, VoiceSignal will give each holder of a vested stock option the opportunity to decline to accept an otherwise automatic modification of such holders vested stock options such that:

•	immediately prior to the effective time of the merger, and conditioned on the completion of the merger, such holder shall automatically be deemed to have exercised such vested stock option pursuant to a net exercise program whereby such holder will be deemed to have paid the total exercise price required under such vested stock option by relinquishing that number of shares of VoiceSignal common stock underlying such option in an amount necessary to pay the applicable total exercise price and any applicable withholding taxes required because of such net exercise of such vested stock option.

After net exercise, the holder of each such vested VoiceSignal stock option will participate in the merger in the same way, and to the same extent, as if such holder owned the number of shares of VoiceSignal common stock delivered after the automatic deemed net exercise.

Unvested VoiceSignal Options

Nuance will have the opportunity to make a written election prior to the effective time of the merger, to either assume every unvested VoiceSignal option or, instead, cause all such unvested VoiceSignal options to vest and terminate in exchange for a cash payment to the holder of each such terminated option.

•	The cash payment Nuance will make to each holder of an unvested option if Nuance elects to terminate the unvested options will be equal to (i) the number of shares of VoiceSignal common stock underlying the VoiceSignal option multiplied by (ii) amount of merger consideration to which each outstanding share of VoiceSignal stock on an as-converted-to-common stock basis is entitled in the merger, minus (iii) the total amount of the exercise price due under such option.

•	If, instead of terminating the unvested options and making the cash payment described above, Nuance elects to assume all unvested VoiceSignal options, each such assumed option will be converted into an option to purchase a number of shares of Nuance common stock at an exercise price appropriately adjusted for the conversion of VoiceSignal common stock into Nuance common stock in the merger.

If any time after completion of the merger, Nuance or VoiceSignal shall terminate for any reason, other than for “Cause,” the employment of any holder of an assumed option that was unvested at the effective time of the merger, or the holder of any assumed option that was unvested at the effective time of the merger shall terminate for “Good Reason” his or her employment with Nuance or VoiceSignal, then, immediately upon such termination, such unvested option shall automatically become exercisable for all of the shares of Nuance common stock subject to such assumed option.

•	“Cause” means a determination by the Nuance board of directors that the holder of an assumed unvested option has (a) engaged in willful misconduct or unlawful or dishonest conduct in connection with the performance of such holder’s duties and responsibilities as an employee or consultant of Nuance or VoiceSignal; (b) materially breached any of such holder’s obligations under any agreement between such holder and Nuance or VoiceSignal that pertains to such holder’s employment or consulting relationship with Nuance or VoiceSignal; (c) been convicted of a felony; or (d) refused to obey or follow a lawful and reasonable directive issued by such holder’s direct supervisor.

•	“Good Reason” means with regard to a holder of an assumed unvested option: (a) a material change in such holder’s position and responsibilities as an employee or consultant of Nuance or VoiceSignal, except in connection with the termination of such holder’s employment; (b) a reduction in such holder’s base salary or consulting fees not agreed to by such holder; or (c) a material breach by Nuance or VoiceSignal of their obligations under any agreement with such holder.

Representations and Warranties

The merger agreement contains representations and warranties made by each of Nuance and Vicksburg Acquisition Corporation on the one hand, and VoiceSignal, on the other, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. The representations and warranties are subject, in some cases, to specified exceptions and qualifications.

Representations and warranties made by both VoiceSignal and Nuance relate to, among other things:

•	Nuance’s and VoiceSignal’s due incorporation, good standing and possession of all governmental licenses, authorizations, permits, consents and approvals required to carry such organizations’ respective businesses;

•	Nuance’s and VoiceSignal’s corporate power and authority to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement;

•	the possession by Nuance and VoiceSignal of any required consents or approvals of government entities necessary to consummate the transactions contemplated by the merger agreement;

•	the absence of any violations of or conflicts with Nuance’s or VoiceSignal’s organizational documents, applicable laws and certain agreements as a result of entering into the merger agreement and the escrow agreement and consummating the transactions contemplated by the merger agreement;

•	the accuracy of Nuance’s and VoiceSignal’s financial statements and other information contained in such documents;

•	the absence of litigation or outstanding court orders; and

•	the absence of undisclosed liabilities of Nuance and VoiceSignal.

The merger agreement also contains representations and warranties made by VoiceSignal relating to, among other things:

•	its capitalization, including in particular the number of shares of VoiceSignal common and preferred stock and stock options outstanding;

•	the existence of any subsidiaries;

•	the requisite approval of its stockholders and the unanimous approval by its board of directors of the merger agreement and the transactions contemplated by the merger agreement;

•	sufficient internal accounting controls;

•	the absence of certain changes or events since December 31, 2006, including:

•	any transaction by VoiceSignal made outside the ordinary course;

•	any capital expenditure or expenditures in excess of specified amounts;

•	any payment, discharge or satisfaction of any liabilities in excess of specified amounts;

•	any damage, destruction or loss of material assets;

•	any change in any method of accounting, except as required by generally accepted accounting principles;

•	any changes to VoiceSignal’s tax reporting or tax accounting;

•	any material revaluation of VoiceSignal’s assets;

•	any increase in salary or compensation to VoiceSignal officers, directors or employees;

•	any incurrence of indebtedness for borrowed money;

•	any waiver or release of any rights or claims of VoiceSignal in excess of specified amounts;

•	commencement or settlement of any lawsuit;

•	any receipt by VoiceSignal of any claim of infringement; and

•	any sale or license of VoiceSignal’s intellectual property or modification or amendment of any existing agreement relating to intellectual property, other than in the ordinary course;

•	certain tax representations with respect to VoiceSignal;

•	any restrictions on business practices or distribution of technology or products of VoiceSignal;

•	its leased real property;

•	its intellectual property;

•	the significant contractual agreements to which VoiceSignal is a party;

•	certain interests of certain officers, directors or stockholders of VoiceSignal;

•	its minute books;

•	certain environmental matters with respect to VoiceSignal;

•	the absence of finders’ fees;

•	employment and labor matters, including matters relating to the Employee Retirement Income Security Act and VoiceSignal’s employee benefit plans;

•	its insurance coverage;

•	absence of any notices of violation of laws;

•	its bank accounts;

•	the accuracy of the information supplied by VoiceSignal and contained in this joint information statement/prospectus; and

•	disclaimer of representations and warranties related to pending litigation between Nuance and VoiceSignal.

The merger agreement further contains representations and warranties made by Nuance and Vicksburg Acquisition Corporation relating to, among other things:

•	their capital structure;

•	the sufficiency of capital held by Nuance to pay the cash consideration in connection with the merger;

•	the timely filing of appropriate documents with the Securities and Exchange Commission;

•	the absence of certain changes or events between December 31, 2006, and the date of the merger agreement, including:

•	any material adverse effect;

•	any declaration or payment of a dividend with respect to Nuance common stock;

•	any amendment of Nuance’s certificate of incorporation or bylaws, or material term of any outstanding security;

•	any material change in Nuance’s method of accounting;

•	any split, combination or reclassification of Nuance capital stock;

•	the due authorization and valid issuance of fully paid and nonassessable Nuance common stock to be issued as merger consideration;

•	the formation of merger sub solely for purposes of the merger; and

•	the accuracy of the information supplied by Nuance and contained in this registration and information statement.

The representations and warranties of each of VoiceSignal and Nuance contained in the merger agreement will survive the merger for a period of twelve months from completion of the merger.

Covenants of VoiceSignal

Except as contemplated by the merger agreement, VoiceSignal has agreed that, until completion of the merger or termination of the merger agreement, it will use commercially reasonable efforts to (i) conduct its and its subsidiaries’ business in the usual, regular and ordinary course, in substantially the same manner as previously conducted, (ii) in the ordinary course of business consistent with past practices pay its debts and pay or perform other material obligations and, when due, its taxes (subject to good faith disputes over such debts, taxes or obligations), (iii) preserve intact its present business organization, (iv) use commercially reasonable efforts to keep available the services of its present executive officers and other key employees, and (v) use commercially reasonable efforts to preserve in the ordinary course of business its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings. In addition, VoiceSignal shall promptly notify Nuance in writing of any material adverse effect involving its business or operations.

Under the merger agreement, VoiceSignal also agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless Nuance consents in writing, VoiceSignal will not:

•	adopt or propose any change to its certificate of incorporation or bylaws;

•	make any expenditures or commitments in excess of the amounts in the merger agreement;

•	other than as specifically described in the merger agreement, pay, discharge, waive or satisfy any indebtedness in excess of the amounts in the merger agreement;

•	adopt or change accounting methods other than as required by generally accepted accounting practices;

•	make or change any material tax election;

•	materially revalue any of its assets;

•	declare, set aside or pay any dividends on shares of capital stock;

•	split, combine or reclassify any shares of VoiceSignal capital stock;

•	issue or authorize the issuance of any securities in substitution of VoiceSignal capital stock;

•	repurchase, redeem or otherwise acquire shares of VoiceSignal capital stock;

•	increase the salary or other compensation of any officer, director employee or advisor, except in the ordinary course;

•	sell, lease, license or dispose of any properties or assets, except in the ordinary course and consistent with past practices;

•	make any loans, purchase debt securities or amend the terms of existing loan agreements;

•	incur any indebtedness for borrowed money, guarantee any indebtedness or issue any debt securities;

•	waive or release any material right or claim of VoiceSignal;

•	commence or settle any lawsuit, except as described in the merger agreement;

•	issue, grant, deliver or purchase any shares of VoiceSignal capital stock of any class, except in connection with the exercise of outstanding options;

•	issue, grant, deliver or purchase any options, warrants, convertible securities or other rights to acquire any shares of VoiceSignal capital stock;

•	sell, lease, license or transfer any right to VoiceSignal’s intellectual property or modify any existing agreement to do the same;

•	purchase or license the intellectual property of a third party or modify any existing agreement to do the same;

•	enter any agreement or modify an existing agreement related to the development of any intellectual property;

•	change the pricing or royalties charged by VoiceSignal to its customers or licensees, other than as described in the merger agreement;

•	enter into or amend any exclusive marketing, distribution, development, manufacturing agreement;

•	purchase or sell any real estate or enter into or modify any existing lease;

•	amend or terminate existing material contractual arrangements;

•	acquire any business or corporation;

•	adopt or amend any plan providing for employee benefits;

•	enter into strategic alliances affiliate agreements or joint marketing agreements, except as described in the merger agreement;

•	promote, demote, hire or terminate any employees, except as described in the merger agreement;

•	alter any interest VoiceSignal may have in any corporation or association;

•	cancel, amend or renew any material insurance policy; or

•	take any or agree to any actions that would prevent VoiceSignal from performing its obligations under the merger agreement or result in any conditions under the merger agreement not to be satisfied.

Alternative Transactions — VoiceSignal

VoiceSignal has agreed that neither it, nor any of its subsidiaries, nor any of the executive officers or directors of it or its subsidiaries shall, and that it shall use its commercially reasonable efforts to cause all other employees and any investment banker, attorney, accountant or other representative retained by VoiceSignal not to, directly or indirectly:

•	solicit, encourage, seek, entertain, support, assist, initiate or participate in any inquiry, negotiations or discussions, or enter into any agreement, with respect to any acquisition proposal, as defined below, or effect any such transaction;

•	disclose any information not customarily disclosed to any person concerning the business, technologies or properties of VoiceSignal, or afford to any person access to its properties, technologies, books or records, not customarily afforded such access;

•	assist or cooperate with any person to make any proposal to purchase all or any part of the VoiceSignal capital stock or assets (other than inventory in the ordinary course of business); or

•	enter into any agreement with any person regarding an acquisition proposal.

An “acquisition proposal” means any offer or proposal relating to any transaction or series of related transactions, other than the merger, involving:

•	any offer or proposal to acquire all or any part of the business, properties or technologies of VoiceSignal, other than transactions in the ordinary course and consistent with past practices; or

•	any offer or proposal to acquire any amount of the capital stock of Vicksburg (whether or not outstanding), whether by merger, purchase of assets, enter offer, license or otherwise.

VoiceSignal also has agreed to suspend immediately all negotiations, discussions or agreements regarding an acquisition proposal and notify Nuance immediately after receiving such acquisition proposal or any request regarding the business, technologies or properties of VoiceSignal, and to provide Nuance with the identity of the offeror or the party and the specific terms of such offer or proposal.

Other Covenants

The merger agreement contains a number of other covenants by Nuance and VoiceSignal including:

•	Preparation of Registration Statement and Information Statement. Nuance and VoiceSignal agreed to promptly prepare and file this joint information statement/prospectus and the registration statement of which it is a part, and Nuance agreed to promptly prepare and file the registration statement following the execution of the merger agreement. Both parties also agreed to use commercially reasonable efforts to have the registration statement declared effective by the SEC as promptly as practicable. VoiceSignal agreed to furnish information regarding VoiceSignal and its stockholders as reasonably required.

•	VoiceSignal Stockholders Vote. VoiceSignal agreed to obtain sufficient stockholder votes to adopt the merger agreement and approve the merger and the transactions contemplated thereby and to prepare and distribute appropriate solicitation material relating thereto. Such vote will be obtained either through a VoiceSignal special meeting or written consent.

•	Parachute Payment Approval. VoiceSignal agreed to use commercially reasonable efforts to obtain stockholder approval for certain payments to certain executive officers of VoiceSignal such that these payments will not be declared parachute payments under the Code.

•	Access to Information. VoiceSignal agreed to afford Nuance reasonable access during the period prior to the effective time of the merger to an employee list, officers and other employees for discussion regarding VoiceSignal’s core business and processes, and officers and other employees of VoiceSignal for limited technical discussions to facilitate integration of VoiceSignal technology in the combined company.

•	Confidentiality. Nuance and VoiceSignal agreed that any information obtained from the other during the period prior to the effective time of the merger shall be governed by confidential nondisclosure agreements.

•	Expenses. Whether or not the merger is consummated, Nuance and VoiceSignal agreed that all transaction-related expenses incurred by a party shall be borne by such party, excluding certain disclosed expenses as provided in more detail in the merger agreement. If the Merger Agreement is terminated under certain circumstances, Nuance has agreed to reimburse VoiceSignal for up to $1 million of transaction-related expenses incurred by VoiceSignal.

•	FIRPTA Compliance. On the effective date of the merger, VoiceSignal shall deliver to Nuance a FIRPTA compliance certificate in a form reasonably acceptable to Nuance.

•	Public Announcements. Nuance and VoiceSignal have agreed to consult with one another before issuing any press release or otherwise making any public statements about the merger or related transactions, unless otherwise required by any applicable laws or regulations.

•	Nuance Notification of Certain Matters. Nuance agreed to use commercially reasonable efforts to give prompt notice to VoiceSignal of the occurrence or non-occurrence of any event which would cause Nuance not to satisfy a closing condition to the consummation of the merger.

•	Third Party Consents. VoiceSignal agreed to use all commercially reasonable efforts to obtain any material consents, waivers or approvals under any of its contracts which are required to be obtained in connection with the consummation of the merger.

•	Termination of 401(k) Plans and Other Plans. VoiceSignal agreed to adopt resolutions to terminate its 401(k) and other group severance, separation and salary continuation plans effective no later than the date immediately preceding the effective date of the merger.

•	Financials. VoiceSignal agreed to provide, as soon as practicable, the unaudited balance sheet as of March 31, 2007 and the related unaudited statement of income, cash flow and changes in redeemable convertible preferred stock, stockholders’ deficit and comprehensive income (loss) for the three-month period then ended, within thirty days from the end of such quarter, the unaudited balance sheet and the related unaudited statement of income, cash flow and changes in redeemable convertible preferred stock, stockholders’ deficit and comprehensive income (loss) for the fiscal quarters ending thereafter, in each case reviewed by VoiceSignal’s independent accountants, and promptly upon the completion of such audit, the audited consolidated balance sheets as of December 31, 2006 and related consolidated statements of income, cash flow and changes in redeemable convertible preferred stock, stockholders’ deficit and comprehensive income (loss) for the twelve-month period then ended.

•	Disclosure Supplements. VoiceSignal agreed to supplement the disclosure schedules to disclose any matter arising prior to the effective date of the merger that would have been required to be set forth in the disclosure schedules or that has become inaccurate.

•	Non-Disparagement. Until the earlier of the effective time of the merger or termination of the merger agreement, Nuance and VoiceSignal will not, and will not cause their respective affiliates, directors, officers, employees and representatives to, disparage, deprecate or make any negative comments with respect to the business, operations, properties, assets, technologies, products or services of the other party.

•	Stockholder Arrangements. VoiceSignal shall take any actions necessary to termination any voting agreements, investor rights agreements, stockholders agreements and similar agreements so that following the effective time of the merger neither Nuance nor the combined company will have any obligations or liabilities thereunder.

Indemnification and Insurance

The merger agreement provides that after the completion of the merger, Nuance will, and will cause VoiceSignal (as a wholly owned subsidiary) to fulfill all obligations of VoiceSignal to indemnify its present and former officers, directors, employees, agents and their heirs, devisees, legatees, executors and assigns. Nuance has agreed that the certificate of incorporation and bylaws of VoiceSignal following the merger will contain provisions with respect to indemnification, contribution, advancement of expenses and elimination of liability for monetary damages at least as favorable as those contained in the certificate of incorporation and bylaws of VoiceSignal prior to the merger. Subject to certain limitations, for six years after completion of the merger, Nuance and VoiceSignal (as a wholly owned subsidiary) will, to the fullest extent permitted under applicable law, indemnify and hold harmless (including advancement of expenses) each present or former officer or director of VoiceSignal from and against all damages suffered by any of them for actions taken or omitted to be taken in their capacities as officers or directors of VoiceSignal. Nuance has agreed to purchase a directors’ and officers’ insurance “tail” policy under VoiceSignal’s existing directors’ and officers’ insurance policy which will provide coverage no less advantageous overall than the existing coverage for a period of six years following the merger, so long as the “tail” policy does not cost more than $100,000.

Employment Arrangements

Nuance and VoiceSignal agreed that Nuance and VoiceSignal’s chief executive officer will jointly approach VoiceSignal’s employees to discuss the terms and conditions on which Nuance proposes to continue the employment of each employee, if at all. Any offers will have terms and conditions determined by Nuance and consistent with standard Nuance employment arrangements and will supersede any prior employment agreements and other arrangements with such employees in effect prior to the closing of the merger, subject to any existing individual retention and severance agreements. All communications with employees will be done by Nuance and VoiceSignal cooperatively, constructively and proactively.

Regulatory Approvals

Each of Nuance and VoiceSignal agreed to use all commercially reasonable efforts to take promptly all actions to consummate and make effective the transactions contemplated by the merger agreement, to obtain all necessary consents, waivers and approvals, to effect all necessary registrations and filings, and to file with the FTC and the Antitrust Division of the United States Department of Justice Notification and Report Forms relating to the transactions contemplated in the merger agreement by the HSR Act; provided, however, that Nuance shall not be required to agree to any divestiture by Nuance or VoiceSignal or any of Nuance’s subsidiaries or affiliates, of shares of capital stock or of any business, assets or property of Nuance or its subsidiaries or affiliates, or of VoiceSignal or its affiliates, or of the imposition of any material limitation on the ability of any of them to conduct their own business or own or exercise control of such assets, properties and stock.

Conditions to Completion of the Merger

The respective obligations of Nuance and Vicksburg Acquisition Corporation, on the one hand, and VoiceSignal, on the other, to complete the merger are subject to the satisfaction or waiver, by the each party entitled to waive such condition, of each of the following conditions before completion of the merger:

•	that no governmental entity shall have enacted, issued, promulgated, enforced or entered any law, decree, injunction or other order that is in effect and that has the effect of making the merger illegal or otherwise prohibiting completion of the merger;

•	that no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing completion of the merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental entity or instrumentality, domestic or foreign, seeking any of the foregoing be threatened or pending;

•	that VoiceSignal stockholders shall have adopted the merger agreement, and approved the merger and related transactions, including the appointment of Stata Venture Partners, LLC as the stockholder representative;

•	that the registration statement, of which this joint information statement/prospectus is a part, be declared effective by the SEC;

•	that the waiting period (and any extension thereof) applicable to the merger under the HSR Act and similar merger notification laws or regulations of foreign governmental entities in connection with the merger shall have expired or been terminated;

•	that each company’s representations and warranties in the merger agreement are true and correct, to the extent set forth in the merger agreement, except when the failure of such representations or warranties to be true and correct have not resulted, and would not reasonably be expected to result in, individually or in the aggregate with other such failures, a material adverse effect, to the other party;

•	that each company has complied in all material respects with its covenants and agreements in the merger agreement, to the extent set forth in the merger agreement;

•	that VoiceSignal shall have terminated certain agreements with its stockholders; and

•	that no material adverse effect shall exist with respect to each company.

Survival of Representations and Warranties; Indemnification.

Under the merger agreement, VoiceSignal’s and Nuance’s representations and warranties will survive until one year after the effective time of the merger, which we refer to as the expiration date. If either VoiceSignal delivers to Nuance or Nuance delivers to VoiceSignal written notice of a claim for indemnification prior to the expiration date, then the relevant representations and warranties will survive as to such claim until such claim has been finally resolved.

•	The merger agreement provides that Nuance and its affiliates, officers, directors, employees, agents, successors and assigns will be indemnified by VoiceSignal’s stockholders, severally for any damages incurred by Nuance arising out of:

•	any breach or inaccuracy of any representation or warranty made by VoiceSignal or its stockholders in the merger agreement or any related document;

•	any breach of a covenant or agreement made or to be performed by VoiceSignal or its stockholders contained in the merger agreement;

•	the failure to subtract from the merger consideration before completion of the merger all third party expenses incurred by VoiceSignal in connection with negotiation of the merger agreement and completion of the merger and related transactions; or

•	the obligation to pay any amounts to VoiceSignal stockholders who have had their shares of VoiceSignal stock appraised in accordance with Delaware law if those amounts are greater than the amount of merger consideration that would have been allocated to the appraised shares under the merger agreement.

•	Nuance’s right to receive indemnification payments under the merger agreement is subject to a number of limitations, including the following:

•	Nuance may not receive any indemnification payments for breaches of representations or warranties unless the aggregate amount of damages arising out of all breaches of representations and warranties exceeds $3 million and then Nuance is not entitled to indemnification for the first $500,000 of such damages;

•	except in the case of fraud or intentional breach of a covenant, the maximum amount of damages for which Nuance is entitled to indemnification is the amount in the escrow fund;

•	any damages for which Nuance is entitled to indemnification shall generally be reduced by amounts actually recovered by Nuance under applicable insurance policies, but Nuance will not have any obligation to carry any insurance or make any insurance claims;

•	Nuance will not be entitled to indemnification for any matter that was disclosed by VoiceSignal under its covenant to supplement the disclosure schedules if Nuance has had the option not to complete the merger, either because the matter in the supplemental disclosure causes the failure of a closing condition or because VoiceSignal has given Nuance the choice not to complete the merger because of the supplemental disclosure;

•	Nuance will not be entitled to indemnification under the merger agreement if the merger is not completed; and

•	Nuance may not recover for diminution in value to the extent caused by any business interruption, loss of future revenue, cash flows or profits.

•	The merger agreement also provides that the VoiceSignal stockholders will be indemnified by Nuance for any damages incurred by them arising out of:

•	any breach or inaccuracy of a representation of Nuance or Vicksburg Acquisition Corporation contained in the merger agreement or any related document; or

•	any failure by Nuance or Vicksburg Acquisition Corporation to perform or comply with any covenant made under the merger agreement.

•	The VoiceSignal stockholders’ right to indemnification payments under the merger agreement is subject to a number of limitations, including the following:

•	the maximum amount the VoiceSignal stockholders can recover from Nuance is limited to $30 million, except in the case of Nuance’s failure to honor its obligations to indemnify the former officers and directors of VoiceSignal or in the case of Nuance’s failure to deliver the merger consideration; and

•	the VoiceSignal stockholders will not be entitled to indemnification under the merger agreement if the merger is not completed.

Escrow Fund

Upon completion of the merger, Nuance will withhold $30 million in cash from the consideration to be distributed to the VoiceSignal stockholders in connection with the merger and deposit such amount into an escrow fund. This escrowed amount will be available to compensate Nuance if it is entitled to indemnification under the merger agreement. Any portion of this escrowed amount that, twelve months following the completion of the merger, has not been used to indemnify Nuance and that is not the subject of an unresolved claim for indemnification by Nuance will be distributed to the VoiceSignal stockholders. The escrowed amount will be held by US Bank, National Association, as the escrow agent under the terms of the merger agreement. The amount of the escrow fund contributed by each VoiceSignal stockholder will be proportional to each such holder’s pro rata portion of the total merger consideration.

VoiceSignal Board of Directors Recommendations

The merger agreement requires the VoiceSignal board of directors:

•	to unanimously recommend that its stockholders vote in favor of the adoption of the merger agreement and approval of the merger; and

•	to determine that that the terms and conditions of the Merger are fair to, and in the best interests of, the VoiceSignal stockholders.

Definition of Material Adverse Change

As it Pertains to Nuance:

Nuance Material Adverse Effect means any change, event or effect that (i) is materially adverse to the business, assets (whether tangible or intangible), financial condition, or results of operations of Nuance and its subsidiaries, taken as a whole or (ii) will or is reasonably likely to materially impede the ability of Nuance to timely consummate the transactions contemplated by the merger agreement in accordance with the terms hereof; provided, however, that, for purposes of clause (i) above, in no event shall any of the following be taken into account in determining whether there has been or will be a Nuance Material Adverse Effect: (A) any effect resulting from changes or effects in general worldwide or United States economic, capital market or political conditions (which changes or effects do not disproportionately affect Nuance), (B) any effect resulting from changes or effects generally affecting the industries or markets in which Nuance operates (which changes or effects do not disproportionately affect Nuance), (C) any effect resulting from any act of war or terrorism (or, in each case, any escalation thereof) (which changes or effects do not disproportionately affect Nuance), (D) any changes in applicable laws or generally accepted accounting principles, (E) any effect resulting directly from the announcement or pendency of the merger, (F) any change in and of itself in Nuance’s Stock price or trading volume, or (G) any change, event or effect resulting from or arising out of any action on the part of VoiceSignal or any of its affiliates, including, without limitation, actions taken in the ordinary course of business.

As it Pertains to VoiceSignal:

VoiceSignal Material Adverse Effect means any change, event or effect that is materially adverse to the business, assets (whether tangible or intangible), financial condition, operations or capitalization of VoiceSignal and any subsidiaries, taken as a whole; provided, however, that, in no event shall any of the following be taken into account in determining whether there has been or will be a VoiceSignal Material Adverse Effect: (A) any effect resulting from changes or effects in general worldwide or United States economic, capital market or political conditions (which changes or effects do not disproportionately affect VoiceSignal), (B) any effect resulting from changes or effects generally affecting the industries or markets in which VoiceSignal operates (which changes or effects do not disproportionately affect VoiceSignal), (C) any effect resulting from any act of war or terrorism (or, in each case, any escalation thereof) (which changes or effects do not disproportionately affect VoiceSignal), (D) any changes in applicable laws or generally accepted accounting principles, (E) any effect resulting directly from the announcement or pendency of the merger, or (F) any change, event or effect resulting from or arising out of any action on the part Nuance or any of its affiliates, including, without limitation, actions taken in the ordinary course of business.

Termination of the Merger Agreement

The merger agreement may be terminated in accordance with its terms at any time, except as set forth below, prior to completion of the merger, whether before or after the approval of stockholders:

VoiceSignal and Nuance may mutually agree at any time to terminate the merger agreement without completing the merger.

In addition, either of VoiceSignal or Nuance may, without the consent of the other, terminate the merger agreement in either of the following circumstances:

•	if the merger is not completed by November 14, 2007; or

•	if: (i) there shall be a final non-appealable order of a federal or state court in effect preventing consummation of the merger, or (ii) there shall be any law enacted, promulgated or issued or deemed applicable to completion of the merger by any governmental entity that would make completion of the merger illegal.

In addition, Nuance may, without the consent of VoiceSignal, terminate the merger agreement in either of the following circumstances:

•	if there shall be any action taken, or any law enacted, promulgated or issued or deemed applicable to the merger by any governmental entity, that would prohibit Nuance’s ownership or operation of the business of VoiceSignal; or

•	if Nuance is not in material breach of its obligations under the merger agreement and there has been a breach of any representation, warranty, covenant or agreement of VoiceSignal or the stockholders contained in the merger agreement such that the closing conditions regarding such representations, warranties and covenants would not be satisfied and such breach has not been cured within ten calendar days after written notice to VoiceSignal and the stockholder representative, unless the breach, by its nature, cannot be cured.

In addition, VoiceSignal may, without the consent of Nuance, terminate the merger agreement if:

•	none of VoiceSignal or the stockholders is in material breach of their respective obligations under the merger agreement and there has been a breach of any representation, warranty, covenant or agreement of Nuance contained in the merger agreement such that the closing conditions regarding Nuance’s representations, warranties and covenants would not be satisfied and such breach has not been cured within ten calendar days after written notice thereof to Nuance, unless the breach, by its nature, cannot be cured.

Payment of Certain VoiceSignal Expenses

Nuance has agreed to pay up to $1 million of transaction-related expenses incurred by VoiceSignal if the merger agreement is terminated under certain circumstances.

Costs and Expenses

In general, all costs and expenses incurred in connection with the merger agreement will be paid by the party incurring such expenses whether or not the merger is consummated. Notwithstanding the foregoing, Nuance and VoiceSignal have agreed that third party expenses incurred by VoiceSignal, including bonuses payable to certain members of VoiceSignal management upon the consummation of the merger, in excess of $397,500 will either be deducted from the merger consideration or the escrow amount described above.

VoiceSignal Voting Agreements

The following is a summary of certain material provisions of the VoiceSignal voting agreements. This summary is qualified in its entirety by reference to the form of voting agreement, a copy of which is attached as Annex C to this joint information statement/prospectus and is incorporated into this joint information statement/prospectus by reference.

Agreement to Vote

Each of Argonaut Holdings LLC, Daniel Roth, Thomas J. Lazay, Stata Venture Partners, LLC, DiBenedetto Family Trust U/A 11/01/91 FBO Thomas A. DiBenedetto, DiBenedetto Family Trust U/A 11/01/91 FBO Christian R. DiBenedetto, DiBenedetto Family Trust U/A 11/01/91 FBO Cory J. DiBenedetto, DiBenedetto Family Trust U/A 11/01/91 FBO Marc A. DiBenedetto, DiBenedetto 1993 Family Trust and Lawrence DiBenedetto has entered into a voting agreement with Nuance.

Each of these VoiceSignal directors, executive officers and affiliates has agreed to vote his, her or its shares of VoiceSignal capital stock, and any and all options, warrants and other rights to acquire shares of

VoiceSignal capital stock, (i) in favor of adoption of the merger agreement and approval of the transactions contemplated thereby, (ii) against any proposal made in opposition to or in competition with the merger, (iii) against any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of VoiceSignal with any party, (iv) against any sale, lease or transfer of any significant part of the assets of VoiceSignal, (v) against any reorganization, recapitalization, dissolution, liquidation or winding up VoiceSignal, (vi) against any material change in the capitalization of VoiceSignal or VoiceSignal’s corporate structure, (vii) against any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the merger agreement, (viii) in favor of waiving any notices that may have been or may be required as a result of or relating to the merger and the transactions contemplated by the merger agreement, and (ix) in favor of Stata Venture Partners, LLC as the agent and attorney-in-fact for and on and behalf of the stockholders in connection with the merger agreement. These persons have the right, as of May 31, 2007, to vote a total of 77,930,422 shares of VoiceSignal capital stock on an as-converted-to-common-stock basis, or approximately 74% of the outstanding shares of VoiceSignal stock on an as-converted-to-common stock basis and approximately 78% of the outstanding shares of Series C preferred stock and Series D preferred stock, voting together on an as-converted-to-common stock basis.

In connection with the voting agreements, these persons have granted an irrevocable proxy appointing members of the Nuance board of directors, and each of them individually, as their sole and exclusive attorneys and proxies to vote their shares in accordance with the terms of the voting agreements.

Transfer Restrictions

The voting agreement, subject to certain exceptions, restricts or limits the ability of each stockholder that is a party to the agreement to sell, transfer, pledge, encumber, grant an option with respect to or otherwise dispose of any of his or her shares of VoiceSignal capital stock, or to agree to do the foregoing. Several exceptions to this restriction exist, such as the right to transfer to a family member, a trust for the benefit of family members, a charitable trust or a charity if the transferee agrees in writing to be bound by the voting agreement.

The irrevocable proxy and voting agreement will terminate upon the earlier to occur of:

•	the completion of the merger; or

•	the termination of the merger agreement in accordance with its terms.

SELECTED FINANCIAL DATA OF NUANCE

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Nuance’s Financial Condition and Results of Operations” beginning on page 75 and the consolidated financial statements of Nuance and related notes thereto included elsewhere in this joint information statement/prospectus. The financial data for interim periods presented is derived from unaudited financial statements and is not necessarily indicative of the results expected for any other interim period or for the fiscal year as a whole.

	Six Months Ended				Nine Months
	March 31,		Fiscal Year Ended		Ended	Fiscal Year Ended
			September 30,	September 30,	September 30,	December 31,	December 31,
	2007	2006	2006	2005	2004	2003	2002
	(In thousands, except per share data)

Revenues:
Product and licensing	$146,064	$101,736	$235,825	$171,200	$98,262	$128,681	$101,524
Professional services, subscription and hosting(2)	60,807	29,971	81,320	47,308	25,358	—	—
Maintenance and support	58,612	15,573	71,365	13,880	7,287	—	—
Related parties	—	—	—	—	—	6,718	5,095

Total revenue	265,483	147,280	388,510	232,388	130,907	135,399	106,619

Costs and Expenses:
Cost of revenue:
Cost of product and licensing(1)	22,287	9,737	31,394	20,378	10,348	26,123	16,419
Cost of professional services, subscription and hosting(1)	43,120	22,134	59,015	34,737	20,456	—	—
Cost of maintenance and support(1)	13,538	3,537	17,723	4,938	2,559	—	—
Cost of revenue from amortization of intangible assets	5,842	4,951	12,911	9,150	8,431	10,516	9,470

Total cost of revenue	84,787	40,359	121,043	69,203	41,794	36,639	25,889

Gross margin	180,696	106,921	267,467	163,185	89,113	98,760	80,730

Operating expenses:
Research and development(1)	34,087	25,059	59,403	39,190	26,390	33,938	27,633
Sales and marketing(1)	85,721	53,684	128,412	78,797	49,554	48,706	32,990
General and administrative(1)	32,925	25,553	55,343	31,959	18,394	16,258	10,678
Amortization of other intangible assets	10,266	3,984	17,172	3,984	1,967	2,297	1,682
Stock-based compensation expense	—	—	—	—	—	330	103
Restructuring and other charges (credits), net	—	(1,300)	(1,233)	7,223	801	3,693	1,041

Total operating expenses	162,999	106,980	259,097	161,153	97,106	105,222	74,127

Income (loss) from operations	17,697	(59)	8,370	2,032	(7,993)	(6,462)	6,603

	Six Months Ended				Nine Months
	March 31,		Fiscal Year Ended		Ended	Fiscal Year Ended
			September 30,	September 30,	September 30,	December 31,	December 31,
	2007	2006	2006	2005	2004	2003	2002
	(In thousands, except per share data)

Other income (expense):
Interest income	2,715	1,384	3,305	1,244	429	465	354
Interest expense	(15,181)	(1,786)	(17,614)	(1,644)	(340)	(793)	(369)
Other (expense) income, net	(839)	(783)	(1,132)	(237)	(141)	1,003	(1)

Income (loss) before income taxes	4,392	(1,244)	(7,071)	1,395	(8,045)	(5,787)	6,587
Provision for (benefit from) income taxes	7,356	4,356	15,144	6,812	1,333	(269)	254

Income (loss) before cumulative effect of accounting change	(2,964)	(5,600)	(22,215)	(5,417)	(9,378)	(5,518)	6,333
Cumulative effect of accounting change	—	672	672	—	—	—	—

Net income (loss)	$(2,964)	$(6,272)	$(22,887)	$(5,417)	$(9,378)	$(5,518)	$6,333

Net income (loss) per share, basic and diluted	$(0.02)	$(0.04)	$(0.14)	$(0.05)	$(0.09)	$(0.07)	$0.09

Weighted average common shares outstanding, basic	170,501	159,859	163,873	109,540	103,780	78,398	67,010

Weighted average common shares outstanding, diluted	170,501	159,859	163,873	109,540	103,780	78,398	72,796

(1) Excludes stock-based compensation expense as follows:
Cost of product and licensing	$—	$—	$—	$—	$—	$11	$—
Cost of professional services , subscription and hosting	—	—	—	—	—	—	—
Research and development	—	—	—	—	—	—	—
Sales and marketing	—	—	—	—	—	15	—
General and administrative	—	—	—	—	—	116	—
Restructuring and other charges, net	—	—	—	—	—	188	103

	$—	$—	$—	$—	$—	$330	$103

(2)	As a result of the acquisition of Speechworks in August 2003, professional services became a material component of Nuance’s business. As a result of the acquisition, beginning in Fiscal 2004, Nuance began to separately track and disclose professional services revenues and cost of revenue. Prior to Fiscal 2004, it did not separately disclose professional services revenue and cost of revenue as they were immaterial and it is not practical to reclassify these revenues and associated costs, retrospectively.

	As of	As of
	March 31,	September 30,	September 30,	September 30,	December 31	December 31
	2007	2006	2005	2004	2003	2002
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$89,204	$112,334	$71,687	$22,963	$42,584	$18,853
Short term investments	—	—	24,127	7,373	—	—
Working capital	30,714	51,273	12,130	27,940	44,305	16,842
Total assets	1,274,157	1,235,074	757,212	392,653	401,940	143,690
Long-term liabilities	454,298	446,430	79,775	45,360	48,340	725
Total stockholders’ equity	615,314	576,596	514,665	301,745	303,226	119,378

SELECTED FINANCIAL DATA OF VOICESIGNAL

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of VoiceSignal’s Financial Condition and Results of Operations” beginning on page 115 and the consolidated financial statements of VoiceSignal and related notes thereto beginning on page F-88. The financial data for the years ended December 31, 2003 and 2002 and for the interim periods ending March 31, 2007 and 2006 presented is derived from unaudited financial statements and is not necessarily indicative of the results expected for any other interim period or for the fiscal year as a whole. See “Where You Can Find More Information” on page 140.

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
			(In thousands, except per share data)
Revenue:
Product and licensing	$6,050	$4,570	$21,519	$10,056	$6,508	$1,260	$989
Professional services	508	943	3,082	1,685	959	1,182	1,089

Total revenue	6,558	5,513	24,601	11,741	7,467	2,442	2,078

Costs and expenses:
Cost of revenue:
Professional services	313	376	1,351	1,328	495	469	495
Cost of revenue from amortization of intangible assets	126	117	474	—	—	—	—

Total cost of revenue	439	493	1,825	1,328	495	469	495

Gross margin	6,119	5,020	22,776	10,413	6,972	1,973	1,583

Operating expenses:
Research and development	1,716	1,531	6,001	5,351	4,088	4,373	3,539
Sales and marketing	1,247	1,021	4,214	4,072	3,131	1,141	1,106
General and administrative	1,295	1,134	5,356	4,294	2,739	2,338	1,672

Total operating expenses	4,258	3,686	15,571	13,717	9,958	7,852	6,317

Income (loss) from operations	1,861	1,334	7,205	(3,304)	(2,986)	(5,879)	(4,734)
Interest income (expense), net	33	18	(10)	207	44	44	(1,023)

Income (loss) before income taxes	1,894	1,352	7,195	(3,097)	(2,942)	(5,835)	(5,757)
Provision for (benefit from) income taxes	(339)	(33)	(187)	(3,210)	—	1	1

Net income (loss)	$2,233	$1,385	$7,382	$113	$(2,942)	$(5,836)	$(5,758)

Net income (loss) available to common shareholders	$1,762	$914	$5,499	$(1,770)	$(4,809)	$(7,252)	$(6,574)
Net income (loss) per share:
Basic	$0.10	$0.06	$0.32	$(0.11)	$(0.30)	$(0.45)	$(0.42)

Diluted	$0.02	$0.01	$0.06	$(0.11)	$(0.30)	$(0.45)	$(0.42)

Weighted average common shares outstanding:
Basic	17,287	16,609	16,980	16,507	16,063	15,941	15,681

Diluted	122,347	122,132	121,823	16,507	16,063	15,941	15,681

	As of
	March 31,	As of December 31,
	2007	2006	2005	2004	2003	2002
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,936	$3,983	$297	$1,959	$5,049	$2,923
Short term investments	3,043	3,000	6,117	—	—	—
Working capital	10,693	8,699	3,178	2,266	4,018	2,223
Total assets	21,446	20,123	16,952	8,089	5,862	4,400
Long-term liabilities	2,036	2,400	4,868	1,267	1,039	617
Total stockholders’ deficit	(21,150)	(22,975)	(28,704)	(26,950)	(22,227)	(15,049)

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The selected unaudited pro forma combined financial data should be read in conjunction with the unaudited pro forma combined financial statements and related notes thereto, the historical consolidated financial statements of Nuance, and related notes thereto, “Management’s Discussion and Analysis of Nuance’s Financial Condition and Results of Operations” beginning on page 75 and “Management’s Discussion and Analysis of VoiceSignal’s Financial Condition and Results of Operations” beginning on page 115, included in this joint information statement/prospectus, and the historical consolidated financial statements of VoiceSignal, located in this joint information statement/prospectus.

		Fiscal Year
	Six Months	Ended
	Ended	September 30,
	March 31, 2007	2006
	(In thousands except per share date)

Product and licensing	$158,622	$292,648
Professional services, subscription and hosting	71,432	108,698
Maintenance and support	58,612	109,878

Total revenue	288,666	511,224

Costs and expenses:
Cost of product and licensing	22,287	53,406
Cost of professional services, subscription and hosting	49,189	76,258
Cost of maintenance and support	13,538	26,213
Cost of revenue from amortization of intangible assets	7,212	17,277

Total cost of revenue	92,226	173,154

Gross margin	196,440	338,070
Operating expenses:
Research and development	37,270	69,460
Sales and marketing	88,523	154,030
General and administrative	37,580	77,070
Amortization of other intangible assets	18,083	38,444
Merger expense	—	22,379
Cost of and loss related to sale of divisions	—	2,367
Restructuring and other credits, net	—	(1,233)

Total operating expenses	181,456	362,517

Income (loss) from operations	14,984	(24,447)
Other income (expense):
Interest income	2,748	3,896
Interest expense	(26,652)	(54,658)
Other (expense) income, net	(765)	(1,547)

Loss before income taxes	(9,685)	(76,746)
Provision for income taxes	7,221	16,136

Loss before cumulative effect of accounting change	(16,906)	(92,882)
Cumulative effect of accounting change	—	672

Net loss	$(16,906)	$(93,554)

Net loss per common share:
Basic and Diluted	$(0.10)	$(0.55)

Weighted average common shares outstanding,
Basic and diluted	176,338	169,710

As of
March 31, 2007

Pro Forma Combined Balance Sheet Data:
Cash and cash equivalents	$138,172
Short term investments	3,043
Working capital	102,416
Total assets	1,635,238
Long-term liabilities	718,456
Total stockholders’ equity	706,166

NUANCE’S BUSINESS

Introduction

Nuance is a leading provider of speech and imaging solutions for businesses and consumers around the world. Nuance’s technologies, applications and services are transforming the way people create, use and interact with information and make the experience of its end users a more compelling, convenient and satisfying one.

The value of Nuance’s solutions is best realized in markets that are information and process-intensive, such as healthcare, telecommunications, financial services, legal services and government administration. Nuance delivers premier, comprehensive technologies and services as an independent application or as part of a larger integrated system. Nuance is an active participant in rapidly growing markets for speech, including healthcare dictation and transcription, call center automation, mobile search and communication and embedded technologies for consumer products. In imaging, Nuance is positioned to benefit from increasing demand for PDF and networked imaging solutions.

Every day, millions of users and thousands of businesses experience Nuance by calling directory assistance, getting account information over a telephone, dictating patient records, controlling mobile phones using their voice or reproducing documents that can be shared and searched. As of March 31, 2007, Nuance has deployed thousands of speech applications for some of the world’s most respected companies, manufacturers and healthcare organizations. Nuance’s imaging devices are used by millions of business professionals and are included in hundreds of imaging devices and applications.

Today, Nuance offers the world’s largest portfolio of speech and imaging products backed by the expertise of its professional services organization and a partner network that can create solutions for businesses and organizations around the globe. Nuance markets and distributes our products indirectly through a global network of resellers comprising system integrators, independent software vendors, value-added resellers, hardware vendors, telecommunications carriers and distributors; and directly to businesses and consumers through a dedicated direct sales force and the Nuance e-commerce website (www.nuance.com).

Nuance’s business is predicated on providing partners and customers with a comprehensive portfolio of value-added solutions, ensuring technological leadership, promoting the broad adoption of innovative technology and building global sales and channel relationships. From Nuance’s founding until 2001, Nuance focused exclusively on delivering imaging solutions that simplified converting and managing information as it moved from paper formats to electronic systems. In December 2001, Nuance entered the speech market through the acquisition of the Speech & Language Technology Business from Lernout & Hauspie. Nuance believed speech solutions were a natural complement to imaging solutions as both are developed, marketed and delivered through similar resources and channels. Nuance continues to execute against a strategy of being the market leader in speech solutions through the organic growth of Nuance’s business as well as through strategic acquisitions. Nuance has successfully completed numerous acquisitions since 2000 and expects to continue to make acquisitions of other companies, businesses and technologies to complement Nuance’s internal investments. Acquisitions completed in recent years include the following significant transactions:

•	On January 30, 2003, Nuance acquired Royal Philips Electronics Speech Processing Telephony and Voice Control business units to expand Nuance’s solutions for speech in call centers, automobiles and mobile devices.

•	On August 11, 2003, Nuance acquired SpeechWorks International, Inc. to broaden Nuance’s speech applications for telecommunications, call centers and embedded environments as well as establish a professional services organization.

•	On February 1, 2005, Nuance acquired Phonetic Systems Ltd. to complement Nuance’s solutions and expertise in automated directory assistance and enterprise speech applications.

•	On September 15, 2005, Nuance acquired the former Nuance Communications, Inc., or Former Nuance, to expand its portfolio of technologies, applications and services for call center automation, customer self-service and directory assistance.

•	On March 31, 2006, Nuance acquired Dictaphone Corporation, a leading healthcare information technology company that provides a broad range of digital dictation, transcription, and report management system solutions.

•	On December 29, 2006, Nuance acquired Mobile Voice Control, Inc. to further accelerate its deployment of speech-enabled solutions in the wireless industry.

•	On March 26, 2007, Nuance acquired Bluestar Resources Limited, the parent of Focus Enterprises Limited and Focus Infosys India Private Limited, which provide medical transcription services, to enhance Nuance’s hosted services offerings.

•	On April 24, 2007, Nuance acquired BeVocal, Inc. to expand its product portfolio in the areas of mobile customer lifecycle management, mobile premium services and other mobile consumer products.

Nuance was incorporated in 1992 as Visioneer, Inc. under the laws of the state of Delaware. In 1999, the company changed its name to ScanSoft, Inc. and also changed its ticker symbol to SSFT. In October 2004, the company changed its fiscal year end to September 30, resulting in a nine-month fiscal year for 2004. In October 2005, the company changed its name to Nuance Communications, Inc., to reflect its core mission of being the world’s most comprehensive and innovative provider of speech solutions, and in November 2005, the company changed its ticker symbol to NUAN.

Market Opportunity

The ability to access, exchange and manage information with speed and sophistication through various means — information systems, dictation processes, call centers, documents, mobile devices — is often an important characteristic of the most successful organizations worldwide. Many organizations define their strategy and assess their ability to compete and manage their customer relationships based on the quality, diversity and availability of their information products, services and resources. The format of vital information is wide and varied, ranging from the spoken word in multiple languages to customer database systems to paper, electronic files and Internet content.

Confronted by exponentially increasing information through more and more channels, consumers, business personnel and healthcare professionals employ a variety of resources for retrieving information, transcribing patient information, conducting transactions and performing their jobs. The Internet, telecommunications systems, wireless and mobile networks and related corporate infrastructure have emerged as powerful global communications networks and channels for conducting business.

These electronic systems have fundamentally changed the way organizations and consumers obtain information, communicate, purchase goods and conduct business. Today, businesses and manufacturers around the world share a common motivation to enhance the service they provide to their customers and differentiate their offerings while improving operating efficiency. Customer satisfaction, employee productivity and company operating results can often be linked to an organization’s ability to manage, utilize and communicate information effectively.

Nuance Solutions

Nuance creates technologies, applications and solutions that transform the way people access, share, manage and use information, both in business and in daily life. Nuance helps enterprises, professionals and consumers increase productivity, reduce costs and save time by developing and commercializing new technologies that make the user experience more compelling and productive. Nuance’s speech offerings utilize the human voice, and are advancing towards a vision of the future where natural conversations will be the preferred interface for these interactions and will make the user experience more compelling. Nuance’s imaging solutions build on decades of experience and technology development to deliver businesses, manufacturers and consumers a broad set of PDF and document offerings.

Nuance provides a broad set of speech and imaging offerings to its customers that increase their end users’ productivity, reduce costs and save time in the following areas:

Customer Care and Call Center Automation

Organizations turn to Nuance’s speech solutions as a means to improve the quality of their customer care while reducing the associated costs and ensuring a positive customer experience. Nuance’s speech solutions allow users to direct their own calls, obtain information and conduct transactions by simply speaking naturally over any telephone.

Nuance’s speech solutions are used within a wide range of applications across many customer-service intensive sectors, including financial services, telecommunications, healthcare, utilities, government, travel and entertainment. For example, Nuance’s software is integrated into applications that provide flight information, personal banking, equipment repair and claims processing. Nuance provides an extensive portfolio of speech technologies and applications that offer superior accuracy, support up to 49 languages and dialects for Nuance’s speech recognition and 26 languages for its natural-sounding synthesized speech. Nuance’s solutions adhere to global industry standards and the company provides speech technologies and services in more languages than any other vendor worldwide.

These speech solutions are licensed to enterprises, such as those in the Fortune 1000, and telecommunications carriers. Although in certain cases Nuance sells directly to customers, the majority of Nuance’s solutions are fulfilled through channel networks comprised of telecommunications equipment companies, systems integrators and technology providers, such as Avaya, Cisco, Genesys, Intervoice and Nortel, that integrate Nuance’s solutions into their proprietary hardware and software platforms.

Nuance complements its technologies and products with a global professional services organization that supports customers and partners with business and systems consulting project management, user interface design and application development assistance. Nuance services its customers from its corporate headquarters in Burlington, Massachusetts and through other principal offices located in the United States, Canada, Belgium, Israel and Japan.

Healthcare Dictation and Transcription

The healthcare industry is under pressure to streamline operations and reduce costs while at the same time find new ways to improve patient care. In recent years, the healthcare industry — comprising hospitals, clinics, medical groups, physicians’ offices, insurance providers and service organizations — has increasingly turned to speech solutions to automate manual processes, especially with respect to dictation and transcription.

Today, clinical documentation is based largely on the manual transcription of recorded physician dictation, representing a significant industry worldwide. This presents an opportunity for Nuance to apply speech technologies to automate manual processes, reduce costs, speed access to accurate data, and significantly improve patient care.

Nuance is a leading supplier of speech recognition solutions to the healthcare industry through desktop and integrated OEM dictation products, and recently through complete transcription processing and workflow solutions. In March 2006, Nuance acquired Dictaphone to expand Nuance’s product portfolio, market reach and revenue streams within the large and rapidly growing healthcare vertical.

Today, more than 3,000 hospitals, clinics, and group practices, and over 400,000 physicians, use Nuance’s Dictaphone healthcare solutions to manage the dictation and transcription of patient records. Nuance’s voice platform helps reduce the high cost of medical reporting, managing both a traditional transcription workflow and the use of in-house speech recognition to reduce the reliance on manual transcription. Nuance’s enterprise-level speech recognition includes phone-based dictation, transcriptionist editing tools and physician self-completion control.

Desktop Dictation

Nuance’s desktop dictation applications increase productivity by using speech to create documents, streamline repetitive and complex tasks, input data, complete forms and automate manual transcription processes. The Dragon NaturallySpeaking family of products delivers enhanced productivity for professionals and consumers who need to create documents and transcripts. Professionals and consumers also look to Nuance’s dictation solutions as a way to maximize the productivity of their existing workers, including those with disabilities, and to comply with government requirements relating to workplace safety and accessibility.

Nuance’s Dragon NaturallySpeaking solutions allow users to convert speech automatically into text at up to 160 words-per-minute. Nuance’s software supports a vocabulary of more than 300,000 words that can be expanded by users to include specialized words and phrases, is designed to adapt to individual voice patterns and accents and is able to achieve accuracy rates of up to 99%.

Nuance offers a range of desktop and server solutions, each with features that match a specific customer target. Nuance’s dictation software is currently available in eight languages. Nuance utilizes a combination of its global reseller network and direct sales to distribute our speech recognition and dictation products.

Embedded Speech for Mobile Devices and Consumer Products

Voice capabilities are becoming ubiquitous in consumer and mobile devices, from cell phones and PDAs to automobiles and navigation systems. Nuance’s embedded speech solutions add voice control capabilities to these devices, allowing people to use spoken words or commands for dialing a mobile phone by saying a name, entering destination information into an automotive navigation system, dictating a text message or having emails and screen information read aloud.

Nuance’s embedded speech solutions identify specific words and phrases at any moment in time and convert these spoken words into instructions that control specific functions within applications. Nuance’s solutions support dynamic vocabularies and have sophisticated noise management capabilities that improve accuracy, even in noisy environments. Nuance’s products scale to meet the size and accuracy requirements for automotive and navigation systems and offer rapid application development tools, extensive compatibility with hardware and operating systems and support of multiple languages.

Nuance’s embedded speech solutions are used by automobile, cell phone, entertainment and aftermarket system manufacturers and their suppliers including Alpine, Bosch-Blaupunkt, Delphi, General Motors, LG, Microsoft, Motorola, Nokia, Pioneer, Samsung, Sony and Visteon. These technologies are included as part of a larger system, application or solution that is designed, manufactured and sold by Nuance’s customers. These customers include handset and other device manufacturers and tier-one suppliers; companies whose size and importance qualify them to be direct suppliers to the major automotive manufacturers as well as in-dash radio, navigation system and other electronic device manufacturers.

Mobile Search and Communication

The mobile device and wireless phone market is one of the fastest growing technology markets in the world and the opportunity to provide content, advertising, and services creates a significant opportunity. While many phones and devices today have Web and data capabilities, advanced mobile phone functionality and much of the available mobile content remains virtually invisible to users because it is too deeply hidden in confusing menu hierarchies. Nuance believes speech technology provides a means to overcome these challenges and create growth for mobile services.

Nuance’s mobile speech solutions, comprising elements from many of its dictation, network and embedded speech solutions, offer an innovative approach to accessing search and communications services on mobile devices. Nuance offers user interaction with mobile search and communications applications that enable consumers to significantly increase the utility of their mobile devices, while enabling handset vendors and service providers to tap into significant new sources of revenue.

Nuance’s search and communication solutions allow consumers to use their voices to browse and download mobile content including ringtones, music, videos, wallpapers, and games; search local information databases for business listings, yellow pages, restaurant guides and movie schedules by naturally speaking their requests; dictate text messages to mobile instant messaging and mobile email dictation significantly faster than with the keypad; and allow wireless subscribers to access their personal or public address books, calendar and a range of information services using simple speech commands.

PDF and Document Imaging Solutions

Nuance’s PDF and document imaging solutions help businesses and consumers by automating a range of document processes — increasing productivity, saving time and reducing costs. With products for enterprises, small-to-medium-sized businesses and home offices, Nuance’s ScanSoft Imaging Solutions offer cost-effective PDF applications for business users; convert paper and PDF into documents that can be easily edited; and simplify scanning and document management using multifunction scanners and networked digital copiers.

Nuance’s OmniPage product family uses optical character recognition technology to deliver highly accurate document and PDF conversion, replacing the need to manually re-create documents. Nuance’s OmniPage applications are used by individuals and in professional office settings. Nuance utilizes a combination of its global reseller network and direct sales to distribute its document conversion and PDF products. Nuance licenses its software to companies such as Brother, Canon, Dell, HP and Xerox, which bundle its solutions with multifunction devices, digital copiers, printers and scanners. Nuance also licenses software development toolkits to independent software vendors who use its technology for production capture or desktop applications, including vendors such as Autodesk, Canon, EMC/Captiva, Filenet, Kofax, Microsoft, Sharp and Verity.

Nuance’s PaperPort product family converts paper into digital documents that can be easily archived, retrieved and shared. Nuance’s software can be used in conjunction with network scanning devices to preserve an image of a document exactly as it appears on paper. Nuance’s software automatically indexes the scanned image so that it can be stored together with other digital documents on a desktop, over a network or within an enterprise content management system. Nuance utilizes a combination of its global reseller network and direct sales to distribute its digital paper management products. Nuance also licenses its software to companies such as Brother, Hewlett-Packard, and Xerox, who bundle Nuance’s solutions with multifunction devices, digital copiers, printers and scanners.

Nuance’s PDF Converter product family comprises affordable solutions used to create PDF files and turn existing PDF files into fully-formatted Microsoft Word, Microsoft Excel and Corel WordPerfect documents that can be edited. Nuance’s PDF solutions are used by business professionals and consumers and have proven to be a cost-effective alternative to those offered by Adobe Systems. PDF Converter Professional, Nuance’s flagship PDF application, allows users to view, manipulate and edit PDF documents as well as create and complete PDF forms. PDF Create! is an affordable solution to enable the creation of PDF from all PC applications, including support for PDF security, font embedding and other advanced features.

Sales, Marketing and Distribution

Nuance markets and distributes its products through a variety of means, including indirectly through a global network of resellers, comprising system integrators, independent software vendors, value-added resellers, hardware vendors, telecommunications carriers and distributors and directly through Nuance’s dedicated direct sales force and through its e-commerce website (www.nuance.com).

Nuance has established relationships with more than 2,000 channel partners, including leading system vendors, independent software vendors, value-added resellers and distributors, through whom Nuance markets and distributes its products and solutions. In speech, companies such as Avaya, Bosch-Blaupunkt, Cisco, Delphi, Genesys, LG, Microsoft, Nokia, Nortel, Samsung and Visteon embed Nuance’s technologies into telecommunications systems and automotive, PC, handset, healthcare or multimedia applications. In Imaging, companies such as Brother, Dell, Hewlett-Packard, Visioneer and Xerox include Nuance’s technology in digital copiers, printers and scanners, as well as multifunction devices that combine these capabilities and companies such as Corel, Canon, Captiva, Kofax, Sharp and Verity embed Nuance’s imaging technology into their commercial software applications.

Nuance licenses its applications to enterprises, professionals and consumers through distribution and fulfillment partners, including 1450, Ingram Micro, Tech Data and Digital River. These distribution and fulfillment partners provide Nuance’s products to computer superstores, consumer electronic stores, eCommerce Web sites, mail order houses and office superstores, such as Amazon.com, Best Buy, CDW, MicroWarehouse, Circuit City, CompUSA, Fry’s Electronics, Office Depot, PC Connection and Staples.

As of September 30, 2006, Nuance had 448 full-time employees in sales and marketing, with 298 in the United States and 150 internationally.

Research and Development/Intellectual Property

In recent years, Nuance has developed and acquired extensive technology assets, intellectual property and industry expertise in speech and imaging which provide Nuance with a competitive advantage in markets where it competes. Nuance’s technologies are based on complex mathematical formulas which require extensive amounts of linguistic and image data, acoustic models and recognition techniques. A significant investment in capital and time would be necessary to replicate Nuance’s current capabilities.

Nuance continues to invest in its technologies to maintain its market-leading position and to develop new applications. Nuance’s technologies are covered by more than 550 patents or patent applications, expiring on various dates between 2007 and 2023. Nuance’s intellectual property, whether purchased and included as an asset on its balance sheet, or developed internally and thus not generally included as an asset on its balance sheet, is critical to Nuance’s success and competitive position and, ultimately, to its market value. Nuance relies on a combination of patents, copyrights, trademarks, services marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect its intellectual property and proprietary rights.

As of September 30, 2006, Nuance had 417 full-time employees in research and development. Nuance’s research and development expenses for the twelve months ended September 30, 2006 and 2005, and the nine months ending September 30, 2004 were $59.4 million, $39.2 million and $26.4 million, respectively.

International Operations

Nuance’s international headquarters are located in Belgium and Nuance has additional principal offices in a number of international locations including: Canada, Germany, Hungary, Israel, Japan and the United Kingdom. The responsibilities of Nuance’s international operations include research and development, customer support, sales and marketing and administration. Additionally, Nuance maintains smaller sales, services and support offices throughout the world to support its international customers and to expand international revenue opportunities.

Geographic revenue classification is based on the geographic areas in which Nuance’s customers are located. For fiscal 2006, 2005 and 2004, 74%, 69% and 70% of revenue was generated in the United States and 26%, 31% and 30% of revenue was generated by our international operations, respectively.

For a discussion of risks attendant to Nuance’s international operations, see Risk Factors — “A significant portion of Nuance’s revenue and a significant portion of Nuance’s research and development are based outside the United States. Nuance’s results could be harmed by economic, political, regulatory and other risks associated with these international regions.”

Strategy

Nuance focuses on providing competitive and value-added solutions for its customers and partners through a broad set of technologies, service offerings and channel capabilities. To continue to provide industry leading solutions, through acquisitions and organic growth, Nuance intends to:

•	Participate Broadly In Speech. Nuance intends to leverage its comprehensive technologies and leadership in speech to expand its opportunities in the call center, automotive, healthcare,

telecommunications and mobile markets. Nuance also intends to pursue emerging opportunities to use its speech technologies within consumer devices, games and other embedded applications. To expand Nuance’s position in speech, Nuance intends to introduce new versions of its products and applications complete new license agreements with customers and partners that will resell its technologies; and continue to make strategic acquisitions that Nuance believes complement its existing capabilities in the telecommunications, automotive and electronics markets.

•	Pursue Opportunities for Dictation and Transcription in Healthcare. Nuance intends to increase its investments and efforts in providing dictation solutions to the healthcare market, where Nuance believes there is a large and attractive opportunity to automate transcription processes and information workflow. Nuance has formed a healthcare-specific sales organization aggressively to pursue sales into healthcare provider organizations; expanded its reseller and system integrator channels within healthcare; and entered into OEM license agreements with leading healthcare IT hardware and software vendors.

•	Pursue Strategic Acquisitions. Nuance has selectively pursued strategic acquisitions to expand its technology, channel and service resources and to complement its organic growth. Nuance expects to continue to make acquisitions of other companies, businesses and technologies to complement its existing capabilities and its internal investments in these areas and has a team that focuses on evaluating market needs and potential acquisitions to fulfill them. Nuance has a disciplined methodology for integrating acquired companies and businesses after the transaction is complete.

•	Expand Worldwide Channels. Nuance intends to expand its global channel network and build upon its existing distribution channels, especially in Europe, Asia and Latin America. Along these lines, Nuance has added sales employees in different geographic regions and launched programs and events to help recruit new partners for its channel network.

•	Expand PDF and Imaging Solutions. Nuance intends to enhance the value and functionality of its PDF and imaging solutions to enable enterprises to address the proliferation of PDF, the expanded use of content management systems and the widespread adoption of networked multifunction and digital scanning devices. Nuance intends to continue to introduce new and improved versions of its products to take advantage of developing market opportunities. Nuance also plans to enhance its software development toolkits so its technologies can be integrated with more third-party and OEM solutions.

Competition

The individual markets in which Nuance competes are highly competitive and are subject to rapid technology changes. There are a number of companies that develop or may develop products that compete in Nuance’s target markets; however, currently there is no one company that competes with Nuance in all of its product areas. While Nuance expects competition to continue to increase both from existing competitors and new market entrants, Nuance believes that it will compete effectively based on many factors, including:

•	Technological Superiority. Nuance’s speech and imaging technologies, applications and solutions are often recognized as the most proficient products in their respective categories. Nuance’s speech technology has industry-leading recognition accuracy and provides a natural, speech-enabled interaction with systems, devices and applications. Nuance’s imaging technology is viewed as the most accurate in the industry, with rates as high as 99.8%. Technology publications, analyst research and independent benchmarks have indicated Nuance’s products rank at or above performance levels of alternative solutions.

•	Broad Distribution Channels. Nuance’s extensive global network of resellers, comprising system integrators, independent software vendors, value-added resellers, hardware vendors, telecommunications carriers and distributors; Nuance’s dedicated direct sales force; and, its e-commerce website (www.nuance.com) enables it to address the needs of specific markets, such as financial, legal, healthcare and government, and introduce new products quickly and effectively.

•	International Appeal. The international reach of Nuance’s products is due to the broad language coverage of its offerings, including its speech technology which provides recognition for up to

49 languages and dialects and natural sounding synthesized speech in 26 languages and supports a broad range of hardware platforms and operating systems. Nuance’s imaging technology supports more than 100 languages. Nuance currently has a significant portion of its operations located outside of the United States.

•	Specialized Professional Services. Nuance’s superior technology when coupled with the high quality of its professional services, allows Nuance’s customers and partners to place a high degree of confidence and trust in its ability to deliver results.

Within speech, Nuance competes with AT&T, Fonix, IBM, Loquendo, Microsoft, Philips and Telisma. Within healthcare dictation and transcription, Nuance competes with Philips Medical, Spheris and other smaller providers. Within imaging, Nuance competes directly with ABBYY, Adobe, eCopy, and I.R.I.S. In speech, some of Nuance’s partners such as Avaya, Cisco, Edify, Genesys and Nortel develop and market products that can be considered substitutes for Nuance’s solutions. In addition, a number of smaller companies in both speech and imaging produce technologies or products that are competitive with Nuance’s solutions in some markets. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their technologies to address the needs of Nuance’s prospective customers.

Some of Nuance’s competitors or potential competitors in its markets, such as Adobe, IBM and Microsoft, have significantly greater financial, technical and marketing resources than Nuance does. These competitors may be able to respond more rapidly than Nuance can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than Nuance does. See “Risk Factors — The markets in which Nuance operates are highly competitive and rapidly changing and Nuance may be unable to compete successfully.”

Employees

As of September 30, 2006, Nuance employed 1,681 full-time employees worldwide in 16 countries, including 448 in sales and marketing, 417 in research and development, 329 in professional service consulting, 211 in customer service and support and 276 in general and administration, including information services personnel. Nuance’s employees are not represented by any labor union and are not organized under a collective bargaining agreement, and Nuance has never experienced a work stoppage. Nuance believes that its relationships with its employees are generally good.

Company Information

Nuance’s website is located at www.nuance.com. This joint information statement/prospectus, the Nuance Annual Reports on Form 10-K, the Nuance Quarterly Reports on Form 10-Q, the Nuance Current Reports on Form 8-K, and all amendments to these reports, as well as proxy statements and other information Nuance files with or furnishes to the SEC are accessible free of charge on Nuance’s website. Nuance makes these documents available as soon as reasonably practicable after it files them with, or furnishes them to, the SEC. Except as otherwise stated in these documents, the information contained on Nuance’s website or available by hyperlink from its website is not incorporated by reference into this joint information statement/prospectus or any other documents Nuance files with or furnishes to the SEC.

Nuance Properties

The Nuance corporate headquarters and administrative, sales, marketing, research and development and support functions occupy approximately 105,000 square feet of space that are leased in Burlington,

Massachusetts. Nuance also leases additional properties in the United States and a number of foreign countries. The following table summarizes Nuance’s significant properties as of September 30, 2006:

Location	Sq. Ft.	Lease Term	Primary Use
	(approx.)

Burlington, Massachusetts	105,000	May 2015	Corporate headquarters and administrative, sales, marketing, research and development and support functions.
Menlo Park, California(1)	34,000	August 2009	Sales, marketing and support functions.
Aachen, Germany	20,000	March 2011	Research and development.
Budapest, Hungary	21,000	December 2009	Research and development.
Merelbeke, Belgium	25,000	April 2010	International headquarters, sales, marketing and research and development.
Montreal, Quebec	48,000	June 2006 to March 2011	Sales, marketing, research and development, customer support and order fulfillment functions.
Pacific Shores, Redwood City, California(2)	141,000	July 2012	Seventy-five percent of this facility is unoccupied, the remainder has been sublet to a third party.
Melbourne, Florida(3)	130,000	Owned	Administrative, sales, marketing, and support functions. A portion of this facility has been leased to a third party.
New York, New York(4)	34,000	February 2016	Subleased to two separate third-party tenants.

(1)	This is a lease that was assumed as part of Nuance’s acquisition of the company formerly known as Nuance Communications, Inc. 10,000 sq. ft. of the 34,000 sq. ft. is unoccupied.

(2)	The lease for this property was assumed as part of Nuance’s acquisition of the company formerly known as Nuance. See Note 3 of Notes to Consolidated Financial Statements of Nuance Communications, Inc.

(3)	This building is owned and was acquired as part of the Dictaphone acquisition.

(4)	The lease for this property was assumed as part of Nuance’s acquisition of SpeechWorks.

In addition to the properties referenced above, Nuance also leases a number of small sales and marketing offices in the United States and internationally. As of September 30, 2006, Nuance was productively utilizing substantially all of the space in its facilities, except for space identified above as “unoccupied” or that has been leased or subleased to third parties.

Legal Proceedings

Like many companies in the software industry, Nuance has from time to time been notified of claims that Nuance may be infringing certain intellectual property rights of others. These claims have been referred to counsel, and they are in various stages of evaluation and negotiation. If it appears necessary or desirable, Nuance may seek licenses for these intellectual property rights. There is no assurance that licenses will be offered by all claimants, that the terms of any offered licenses will be acceptable to Nuance or that in all cases the dispute will be resolved without litigation, which may be time consuming and expensive, and may result in injunctive relief or the payment of damages by Nuance.

On May 31, 2006 GTX Corporation, or GTX, filed an action against Nuance in the United States District Court for the Eastern District of Texas claiming patent infringement. Damages were sought in an unspecified amount. In the lawsuit, GTX alleged that Nuance is infringing United States Patent No. 7,016,536 entitled “Method and Apparatus for Automatic Cleaning and Enhancing of Scanned Documents.” Nuance believes the claims have no merit and intends to defend the action vigorously.

On November 27, 2002, AllVoice Computing plc filed an action against Nuance in the United States District Court for the Southern District of Texas claiming patent infringement. In the lawsuit, AllVoice alleges that Nuance is infringing United States Patent No. 5,799,273 entitled “Automated Proofreading Using Interface Linking Recognized Words to their Audio Data While Text is Being Changed”, which is referred to as the ’273 Patent. The ’273 Patent generally discloses techniques for manipulating audio data associated with text generated by a speech recognition engine. Although Nuance has several products in the speech recognition technology field, Nuance believes that its products do not infringe the ’273 Patent because, in addition to other defenses, they do not use the claimed techniques. Damages are sought in an unspecified amount. Nuance filed an Answer on December 23, 2002. The United States District Court for the Southern District of Texas entered summary judgment against AllVoice and dismissed all claims against Nuance on February 21, 2006. AllVoice filed a notice of appeal from this judgment on April 26, 2006. Nuance believes these claims have no merit and intends to defend the action vigorously.

On April 10, 2007, Disc Link Corporation filed a patent infringement action against Nuance in the United States District Court for the Eastern District of Texas. Damages are sought in an unspecified amount. In this lawsuit, Disc Link alleges that Nuance infringes U.S. Patent No. 6,314,574, titled “Information Distribution System.” Nuance is in the early stages of evaluating these claims and intends to defend the action vigorously.

In August 2001, the first of a number of complaints was filed in the United States District Court for the Southern District of New York, on behalf of a purported class of persons who purchased the former Nuance Communications, Inc., referred to as Former Nuance, stock between April 12, 2000 and December 6, 2000. Those complaints have been consolidated into one action. The complaint generally alleges that various investment bank underwriters engaged in improper and undisclosed activities related to the allocation of shares in Former Nuance’s initial public offering of securities. The complaint makes claims for violation of several provisions of the federal securities laws against those underwriters, and also against Former Nuance and some of the Former Nuance’s directors and officers. Similar lawsuits, concerning more than 250 other companies’ initial public offerings, were filed in 2001. In February 2003, the Court denied a motion to dismiss with respect to the claims against Former Nuance. In the third quarter of 2003, a proposed settlement in principle was reached among the plaintiffs, issuer defendants (including Former Nuance) and the issuers’ insurance carriers. The settlement calls for the dismissal and release of claims against the issuer defendants, including Former Nuance, in exchange for a contingent payment to be paid, if necessary, by the issuer defendants’ insurance carriers and an assignment of certain claims. The timing of the conclusion of the settlement remains unclear, and the settlement is subject to a number of conditions, including approval of the court. The settlement is not expected to have any material impact upon Nuance, as payments, if any, are expected to be made by insurance carriers. In July 2004, the underwriters filed a motion opposing approval by the court of the settlement among the plaintiffs, issuers and insurers. In March 2005, the court granted preliminary approval of the settlement, subject to the parties agreeing to modify the term of the settlement which limits each underwriter from seeking contribution against its issuer for damages it may be forced to pay in the action. On April 24, 2006, the court held a fairness hearing in connection with the motion for final approval of the settlement. The court has yet to issue a ruling on the motion for final approval. On December 5, 2006, the Court of Appeals for the Second Circuit reversed the court’s order certifying a class in several “test cases” that had been selected by the underwriter defendants and plaintiffs in the coordinated proceeding. The settlement remains subject to a number of conditions, including final court approval. In the event the settlement is not concluded, Nuance intends to defend the litigation vigorously. Nuance believes it has meritorious defenses to the claims against Former Nuance.

DEVELOPMENTS IN NUANCE’S BUSINESS DURING FISCAL 2007

Acquisition of Mobile Voice Control

On December 29, 2006, Nuance acquired all of the outstanding capital stock of Mobile Voice Control, Inc., or MVC, for a purchase price consisting of a combination of cash and Nuance common stock. In connection with the closing of the acquisition, Nuance issued an aggregate of 784,266 shares of Nuance common stock to the former stockholders of MVC. Subsequently, Nuance agreed to repurchase a portion of those shares issued at closing from the former MVC stockholders. Nuance may issue up to an additional 1,700,840 shares of Nuance common stock upon the achievement of certain revenue milestones for the calendar years ending December 31, 2007 and December 31, 2008. The issuance of no portion of these additional shares is guaranteed. The MVC acquisition allowed Nuance to further accelerate the deployment of speech-enabled solutions in the wireless industry, in particular within the mobile search and communications markets. MVC’s products offerings include a speech-enabled service that allows consumers easily to dictate and send e-mail or text messages, dial a contact, create calendar entries, and search web content entirely with their voice.

Acquisition of Bluestar Resources/Focus Infomatics

On March 26, 2007, Nuance acquired all of the outstanding capital stock of Bluestar Resources Ltd., (the parent company of Focus Enterprises Limited and Focus Infosys India Private Limited), a healthcare transcription solution company with operations in India and the United States, for an aggregate purchase price of approximately $59.3 million. The acquisition expanded Nuance’s ability to deliver web-based speech recognition editing services and significantly accelerated Nuance’s strategy to automate manual transcription in the healthcare industry. In connection with the Focus acquisition, Nuance granted 185,367 shares of its common stock, in the form of stand-alone restricted stock units, as an inducement material to 61 individuals entering into employment agreements with Nuance. The issuance of the restricted stock units was approved by the compensation committee of the Nuance board of directors. The restricted stock units vest over a three-year period, subject to acceleration upon the achievement of certain performance targets.

Expanded Credit Facility

On April 5, 2007, Nuance entered into (i) an Amended and Restated Credit Agreement dated as of April 5, 2007, among Nuance, the Lenders party to the credit agreement from time to time, UBS AG, Stamford Branch, as administrative agent, Citicorp North America, Inc., as syndication agent, Credit Suisse Securities (USA) LLC, as documentation agent, Citigroup Global Markets Inc. and UBS Securities LLC, as joint lead arrangers, Credit Suisse Securities (USA) LLC and Banc Of America Securities LLC, as co-arrangers, and Citigroup Global Markets INC., UBS Securities LLC and Credit Suisse Securities (USA) LLC, as joint bookrunners and (ii) an Amendment Agreement, dated as of April 5, 2007, among Nuance, UBS AG, Stamford Branch, as administrative agent, Citicorp North America, INC., as syndication agent, Credit Suisse Securities (USA) LLC, as documentation agent, the Lenders party thereto from time to time, Citigroup Global Markets Inc. and UBS Securities LLC, as joint lead arrangers and joint bookrunners, Credit Suisse Securities (USA) LLC, as joint bookrunner and co-arranger, and Banc Of America Securities LLC, as co-arranger.

The Credit Agreement and the Amendment Agreement, provide for the amendment and restatement of Nuance’s prior 7-year term facility and 6-year revolving credit facility, which, together we refer to as the expanded facility. The expanded facility includes $90 million of additional term debt resulting in a $442 million term facility due in March 2013 and a $75 million revolving credit facility due in March 2012. The additional funds received by Nuance under the expanded facility were used to fund the cash portion of the merger consideration for Nuance’s acquisitions of BeVocal, Inc. and Focus Infomatics, Inc. and for other general corporate purposes and is secured by substantially all of the assets of Nuance and its domestic subsidiaries. The Credit Agreement contains customary covenants, including covenants that in certain cases restrict the ability of Nuance and our subsidiaries to incur additional indebtedness, create or permit liens on assets, enter into sale-leaseback transactions, make loans or investments, sell assets, make acquisitions, pay dividends, or repurchase stock. The Credit Agreement also contains customary events of default, including failure to make payments, failure to observe covenants, breaches of representations and warranties, defaults under certain other material indebtedness, failure to satisfy material judgments, a change of control and certain insolvency events.

Acquisition of BeVocal

On April 24, 2007, Nuance acquired all of the outstanding capital stock of BeVocal, Inc. The aggregate consideration delivered to the former stockholders of BeVocal consisted of approximately 8.3 million shares of Nuance common stock and an initial payment of approximately $15 million in cash, net of the estimated cash closing balance of BeVocal. Additionally, Nuance agreed to a contingent payment of up to an additional $60,000,000 in cash to be paid, if at all, approximately 18 months following the closing, upon the achievement of certain performance objectives. The acquisition of BeVocal brought Nuance an expanded product portfolio with additions in the areas of mobile customer lifecycle management, mobile premium services and other mobile consumer products. In connection with the BeVocal acquisition, Nuance granted 501,530 shares of its common stock, in the form of stand-alone restricted stock units, and options to purchase 750,000 shares of its common stock as an inducement that is material to 145 individuals entering into employment arrangements with Nuance. The issuance of the restricted stock units and stock options was approved by the compensation committee of the Nuance board of directors. The restricted stock units vest over a three-year period, subject to acceleration upon the achievement of certain performance targets and the stock options vest over a four-year period.

Agreement to Acquire VoiceSignal

On May 14, 2007, Nuance entered into an agreement and plan of merger pursuant to which it agreed to acquire VoiceSignal to enhance Nuance’s ability to satisfy the accelerating demand for speech enabled mobile devices and services. The aggregate consideration consists of (i) approximately 5.84 million shares of Nuance common stock, and (ii) an initial cash payment of approximately $204 million, net of the estimated cash closing balance of Voice Signal. The proposed transaction is described in greater detail in this joint information statement/prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
NUANCE’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis, or MD&A, is intended to help the reader understand the results of operations and financial condition of Nuance’s business. MD&A is provided as a supplement to, and should be read in conjunction with, Nuance’s consolidated financial statements and the accompanying notes to the consolidated financial statements included in this joint information statement/prospectus.

Forward-looking Statements

This joint information statement/prospectus contains forward-looking statements. These forward-looking statements include predictions regarding:

•	Nuance’s future revenue, cost of revenue, research and development expenses, selling, general and administrative expenses, amortization of other intangible assets and gross margin;

•	Nuance’s strategy relating to speech and imaging technologies;

•	the potential of future product releases;

•	Nuance’s product development plans and investments in research and development;

•	Nuance’s future acquisitions, and anticipated benefits from prior acquisitions;

•	Nuance’s international operations and localized versions of our products; and

•	Nuance’s legal proceedings and litigation matters.

You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “continue” or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Nuance’s actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described under “Risk Factors” and elsewhere in this joint information statement/prospectus.

OVERVIEW

Nuance is a leading provider of speech and imaging solutions for businesses and consumers around the world. Nuance’s technologies, applications and services are transforming the way people create, use and interact with information and make the experience of Nuance’s end users a more compelling, convenient and satisfying one.

Nuance’s speech technologies enable voice-activated services over a telephone, transform speech into written word, and permit the control of devices and applications by simply speaking. With the acquisition of Dictaphone, Nuance expanded its speech technologies in the automatic conversion of voice reports into electronic patient reports for a wide range of users in the transcription and healthcare industry. Nuance’s imaging solutions offer cost-effective PDF applications for business users, convert paper and PDF into documents that can be easily edited, and simplify scanning and document management using multifunction scanners and networked digital copiers.

Nuance’s software can be delivered as part of a larger integrated system, such as systems for customer service call centers, or as an independent application, such as dictation, medical transcription, document or PDF conversion, navigation systems in automobiles or digital copiers on a network. In select situations Nuance sells or licenses intellectual property in conjunction with, or in place of, embedding its intellectual property in software. Nuance’s products and technologies deliver a measurable return on investment to its customers and Nuance’s goal is to help its customers optimize productivity and reduce costs.

Nuance markets and distributes its products indirectly through a global network of resellers comprising system integrators, independent software vendors, value-added resellers, hardware vendors, telecommunications carriers and distributors; and directly to businesses and consumers through a dedicated direct sales force and Nuance’s e-commerce website (www.nuance.com).

Nuance was incorporated in 1992 as Visioneer, Inc. under the laws of the state of Delaware. In 1999, Nuance changed its name to ScanSoft, Inc. and also changed its ticker symbol to SSFT. In October 2004, Nuance changed its fiscal year end to September 30, resulting in a nine-month fiscal year for 2004. In October 2005, Nuance changed its name to Nuance Communications, Inc., to reflect its core mission of being the world’s most comprehensive and innovative provider of speech solutions, and in November 2005 Nuance changed its ticker symbol to NUAN.

Nuance’s business is predicated on providing its partners and customers with a comprehensive portfolio of value-added solutions, ensuring technological leadership, promoting the broad adoption of its innovative technology and building global sales and channel relationships. Nuance continues to execute on its strategy of maintaining leadership in speech and imaging through sustained growth in its ongoing operations as well as through strategic acquisitions that complement its existing capabilities.

Nuance’s focus on providing competitive and value-added solutions for its customers and partners requires a broad set of technologies, service offerings and channel capabilities. Nuance has successfully completed numerous acquisitions since 2000 and expects to continue to make acquisitions of other companies, businesses and technologies to complement its internal investments. Nuance has a team that focuses on evaluating market needs and potential acquisitions to fulfill them. In addition, Nuance has a disciplined methodology for integrating acquired companies and businesses after the transaction is complete. Acquisitions completed in recent years include the following significant transactions:

•	On January 30, 2003, Nuance acquired Royal Philips Electronics Speech Processing Telephony and Voice Control business units to expand Nuance’s solutions for speech in call centers and within automobiles and mobile devices.

•	On August 11, 2003, Nuance acquired SpeechWorks International, Inc. to broaden Nuance’s speech applications for telecommunications, call centers and embedded environments as well as establish a professional services organization.

•	On February 1, 2005, Nuance acquired Phonetic Systems Ltd. to complement Nuance’s solutions and expertise in automated directory assistance and enterprise speech applications.

•	On September 15, 2005, Nuance acquired the former Nuance Communications, Inc., which is referred to as Former Nuance, to expand Nuance’s portfolio of technologies, applications and services for call center automation, customer self service and directory assistance.

•	On March 31, 2006, Nuance acquired Dictaphone Corporation, a leading healthcare information technology company, to broaden Nuance’s range of digital dictation, transcription, and report management system solutions.

•	On December 29, 2006, Nuance acquired Mobile Voice Control, Inc. to further accelerate its deployment of speech-enabled solutions in the wireless industry.

•	On March 26, 2007, Nuance acquired Bluestar Resources Limited, the parent of Focus Enterprises Limited and Focus Infosys India Private Limited, which provide medical transcription services, to enhance Nuance’s hosted services offerings.

•	On April 24, 2007, Nuance acquired BeVocal, Inc. to expand its product portfolio in the areas of mobile customer lifecycle management, mobile premium services and other mobile consumer products.

RESULTS OF OPERATIONS

The following table presents, as a percentage of total revenue, certain selected financial data for the periods indicated:

	Three Months Ended March 31,		Six Months Ended March 31,
	2007	2006	2007	2006

Revenue:
Product and licensing	53.2%	67.7%	55.0%	69.1%
Professional services, subscription and hosting	24.9	21.5	22.9	20.3
Maintenance and support	21.9	10.8	22.1	10.6

Total revenue	100.0	100.0	100.0	100.0

Costs and expenses:
Cost of product and licensing	9.1	6.6	8.4	6.6
Cost of professional services, subscription and hosting	17.1	15.8	16.2	15.0
Cost of maintenance and support revenue	5.0	2.3	5.1	2.4
Cost of revenue from amortization of intangible assets	2.2	3.5	2.2	3.4

Gross margin	66.6	71.8	68.1	72.6

Research and development	13.3	18.0	12.8	17.0
Sales and marketing	31.7	35.3	32.3	36.5
General and administrative	13.3	15.2	12.4	17.3
Amortization of other intangible assets	3.9	2.8	3.9	2.7
Restructuring and other charges, net	—	(1.8)	—	(0.9)

Total operating expenses	62.2	69.5	61.4	72.6

Income from operations	4.4	2.3	6.7	—
Other expense, net	(4.9)	(1.4)	(5.0)	(0.8)

Income (loss) before income taxes	(0.5)	0.9	1.7	(0.8)
Provision for income taxes	0.8	2.8	2.8	3.0

Loss before cumulative effect of accounting changes	(1.3)	(1.9)	(1.1)	(3.8)
Cumulative effect of accounting change	—	—	—	(0.5)

Net loss	(1.3)%	(1.9)%	(1.1)%	(4.3)%

Total Revenue

The following table shows total revenue by geographic location, based on the location of Nuance’s customers, in absolute dollars and percentage change (dollars in millions):

	Three Months Ended March 31,				Six Months Ended March 31,
			Dollar	Percent			Dollar	Percent
	2007	2006	Change	Change	2007	2006	Change	Change

United States	$100.9	$47.7	$53.2	112%	$202.4	$97.7	$104.7	107%
International	31.2	24.0	7.2	30%	63.1	49.6	13.5	27%

Total revenue	$132.1	$71.7	$60.4	84%	$265.5	$147.3	$118.2	80%

The increase in total revenue for the three months ended March 31, 2007, as compared to the same period ended March 31, 2006, was primarily due to $45.7 million of revenue related to the acquisition of Dictaphone, and a $14.7 million, or 21%, increase in organic revenue. Included in this organic growth, network revenue increased by 16%, dictation revenue increased 33%, embedded revenue increased by 28% and imaging revenue increased by 16%.

Based on the location of Nuance’s customers, the geographic split for the three months ended March 31, 2007 was 76% of total revenue in the United States and 24% internationally. This compares to 67% of total revenue in the United States and 33% internationally for the three months ended March 31, 2006. The increase in percentage of revenue generated in the United States was due to sales of Dictaphone products, which are substantially all in the United States.

The increase in total revenue for the six months ended March 31, 2007, as compared to the same period ended March 31, 2006 was primarily due to $88.8 million of revenue related to Nuance’s acquisition of Dictaphone, and to a lesser extent was due to increases in network revenue, dictation revenue, embedded revenue and imaging revenue.

Based on the location of Nuance’s customers, the geographic split for the six months ended March 31, 2007 was 76% of total revenue in the United States and 24% internationally. This compares to 66% of total revenue in the United States and 34% internationally for the six months ended March 31, 2006. The increase in percentage of revenue generated in the United States was due to sales of Dictaphone products, which are substantially all in the United States.

Product and Licensing Revenue

Product and licensing revenue primarily consists of sales and licenses of speech and imaging products and technology. The following table shows product and licensing revenue in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended March 31,				Six Months Ended March 31,
			Dollar	Percent			Dollar	Percent
	2007	2006	Change	Change	2007	2006	Change	Change

Product and licensing revenue	$70.3	$48.6	$21.7	45%	$146.1	$101.7	$44.4	44%

As a percentage of total revenue	53%	68%			55%	69%

The increase in product and licensing revenue for the three months ended March 31, 2007, as compared to the same period ended March 31, 2006, was primarily due to $13.0 million of revenue attributable to the acquisition of Dictaphone. Speech related product and licensing revenue increased $19.5 million, or 60%, for the three months ended March 31, 2007, as compared to the same period ended March 31, 2006. The growth in speech revenue resulted from the acquisition of Dictaphone, as well as increased sales of Nuance’s dictation products, embedded products, and networked-based products. Product and licensing revenue from Nuance’s imaging products increased by $2.3 million, or 15%, due to increased sales of Nuance’s PDF product family. Due to a change in revenue mix driven primarily by the growth of maintenance and support revenue, product and licensing revenue as a percentage of total revenue declined 15% for the three month period ended March 31, 2007, as compared to the same period ended March 31, 2006. The increase in speech related product and licensing revenue for the six months ended March 31, 2007, as compared to the same period ended March 31, 2006, was primarily due to $24.9 million of revenue attributable to the acquisition of Dictaphone. Speech related product and licensing revenue increased $41.0 million, or 60%, for the six months ended March 31, 2007, as compared to the same period ended March 31, 2006. The growth in speech revenue resulted from the acquisition of Dictaphone, as well as increased sales of Nuance’s dictation products, embedded products and networked-based products. Product and licensing revenue from Nuance’s imaging products increased by $3.3 million, or 10%, due to increased sales of Nuance’s PDF product family. Due to a change in revenue mix driven primarily by the growth of maintenance and support revenue, product and licensing revenue as a percentage of total revenue declined 14% for the six month period ended March 31, 2007, as compared to the same period ended March 31, 2006.

Professional Services, Subscription and Hosting Revenue

Professional services revenue primarily consists of consulting, implementation and training services for speech customers. Subscription and hosting revenue primarily relates to delivering hosted and on-site directory assistance and transcription and dictation services over a specified term. The following table shows professional services, subscription and hosting revenue in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended March 31,				Six Months Ended March 31,
			Dollar	Percent			Dollar	Percent
	2007	2006	Change	Change	2007	2006	Change	Change

Professional services, subscription and hosting revenue	$32.8	$15.4	$17.4	113%	$60.8	$30.0	$30.8	103%

As a percentage of total revenue	25%	22%			23%	20%

The increase in professional services, subscription and hosting revenue for the three months ended March 31, 2007, as compared to the same period ended March 31, 2006, was primarily due to a $13.3 million increase in revenue attributable to Nuance’s acquisition of Dictaphone. The remaining increase is primarily attributable to an increase in combined network and embedded consulting services.

The increase in professional services revenue for the six months ended March 31, 2007, as compared to the same period ended March 31, 2006, was primarily due to a $25.0 million increase in revenue attributable to Nuance’s acquisition of Dictaphone. The remaining increase is primarily attributable to an increase in combined network and embedded consulting services.

Maintenance and Support Revenue

Maintenance and support revenue primarily consists of technical support and maintenance service for speech products including network, embedded and dictation and transcription products. The following table shows maintenance and support revenue in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended March 31,				Six Months Ended March 31,
			Dollar	Percent			Dollar	Percent
	2007	2006	Change	Change	2007	2006	Change	Change

Maintenance and support revenue	$28.9	$7.8	$21.1	271%	$58.6	$15.6	$43.0	276%

As a percentage of total revenue	22%	11%			22%	11%

The increase in maintenance and support revenue for the three months ended March 31, 2007, as compared to the same period ended March 31, 2006, was primarily due to a $19.3 million increase in revenue attributable to the acquisition of Dictaphone, which has a significant number of maintenance and support contracts. The remaining $1.8 million increase in maintenance and support revenue is primarily attributable to an increase in network maintenance and support contracts.

The increase in maintenance and support revenue for the six months ended March 31, 2007, as compared to the same period ended March 31, 2006, was primarily due to a $38.9 million increase in revenue attributable to the acquisition of Dictaphone, which has a significant number of maintenance and support contracts. The remaining $4.1 million increase in maintenance and support revenue is primarily attributable to an increase in network maintenance and support contracts.

Cost of Product and Licensing Revenue

Cost of product and licensing revenue primarily consists of material and fulfillment costs, manufacturing and operations costs, third-party royalty expenses, and share-based payments. The following table shows cost of product and licensing revenue, in absolute dollars and as a percentage of product and licensing revenue (dollars in millions):

	Three Months Ended March 31,				Six Months Ended March 31,
			Dollar	Percent			Dollar	Percent
	2007	2006	Change	Change	2007	2006	Change	Change

Cost of product and licensing revenue	$12.1	$4.8	$7.3	152%	$22.3	$9.7	$12.6	130%

As a percentage of product and licensing revenue	17%	10%			15%	10%

The increase in cost of product and licensing revenue for the three months ended March 31, 2007, as compared to the same period ended March 31, 2006, was primarily due to $5.8 million of costs attributable to the acquired Dictaphone business. As a percentage of product and licensing revenue, cost of revenue increased 7% for the three months ended March 31, 2007, as compared to the same period ended March 31, 2006. The increase was largely due to the higher cost of Nuance’s Dictaphone healthcare products resulting from the inclusion of third party hardware in the solutions licensed to customers.

The increase in cost of product and licensing revenue for the six months ended March 31, 2007, as compared to the same period ended March 31, 2006, was primarily due to $10.1 million of costs attributable to the acquired Dictaphone business. As a percentage of product and licensing revenue, cost of revenue increased 5% for the six months ended March 31, 2007, as compared to the same period ended March 31, 2006. The increase was largely due to the higher cost of Nuance’s Dictaphone healthcare products resulting from the inclusion of third party hardware in the solutions licensed to customers.

Cost of Professional Services, Subscription and Hosting Revenue

Cost of professional services, subscription and hosting revenue primarily consists of compensation for consulting personnel, outside consultants, overhead, and share-based payments, as well as the hardware and communications fees that support our subscription and hosted solutions. The following table shows cost of professional services, subscription and hosting revenue, in absolute dollars and as a percentage of professional services, subscription and hosting revenue (dollars in millions):

	Three Months Ended March 31,				Six Months Ended March 31,
			Dollar	Percent			Dollar	Percent
	2007	2006	Change	Change	2007	2006	Change	Change

Cost of professional services, subscription and hosting revenue	$22.6	$11.3	$11.3	100%	$43.1	$22.1	$21.0	95%

As a percentage of professional services, subscription and hosting revenue	69%	74%			71%	74%

The increase in cost of professional services, subscription and hosting revenue for the three months ended March 31, 2007, as compared to the same period ended March 31, 2006, was primarily due to a $10.7 million increase in cost attributable to the acquisition of Dictaphone, which has a large subscription-based licensing and hosted application customer base.

The increase in cost of professional services, subscription and hosting revenue for the six months ended March 31, 2007, as compared to the same period ended March 31, 2006, was primarily due to a $21.2 million increase in cost attributable to the acquisition of Dictaphone, which has a large subscription-based licensing and hosted application customer base.

Cost of Maintenance and Support Revenue

Cost of maintenance and support revenue primarily consists of compensation for product support personnel and overhead, as well as share-based payments. The following table shows cost of maintenance and support revenue, in absolute dollars and as a percentage of maintenance and support revenue (dollars in millions):

	Three Months Ended March 31,				Six Months Ended March 31,
			Dollar	Percent			Dollar	Percent
	2007	2006	Change	Change	2007	2006	Change	Change

Cost of maintenance and support revenue	$6.6	$1.6	$5.0	313%	$13.5	$3.5	$10.0	286%

As a percentage of maintenance and support revenue	23%	21%			23%	23%

The increase in cost of maintenance and support revenue for the three months ended March 31, 2007, as compared to the same period ended March 31, 2006, was primarily due to a $4.1 million increase in cost attributable to the acquisition of Dictaphone, which has a significant number of maintenance and support contracts.

The increase in cost of maintenance and support revenue for the six months ended March 31, 2007, as compared to the same period ended March 31, 2006, was primarily due to an $8.5 million increase in cost attributable to the acquisition of Dictaphone, which has a significant number of maintenance and support contracts.

Cost of Revenue from Amortization of Intangible Assets

Cost of revenue from amortization of intangible assets consists of the amortization of acquired patents and core and completed technology using the straight-line basis over their estimated useful lives. Nuance evaluates the recoverability of intangible assets periodically or whenever events or changes in business circumstances indicate that the carrying value of its intangible assets may not be recoverable. The following table shows cost of revenue from amortization of intangible assets in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended March 31,				Six Months Ended March 31,
			Dollar	Percent			Dollar	Percent
	2007	2006	Change	Change	2007	2006	Change	Change

Cost of revenue from amortization of intangible assets	$3.0	$2.5	$0.5	20%	$5.8	$5.0	$0.8	16%

As a percentage of total revenue	2%	3%			2%	3%

The increase in amortization of other intangible assets for the three months ended March 31, 2007, as compared to the same period ended March 31, 2006, was attributable to a $0.9 million increase in the amortization of identifiable technology acquired in connection with Nuance’s acquisitions of Dictaphone and MVC, net of a $0.4 million decrease in amortization expense related to a purchased technology that was written down to its net realizable value during the fourth quarter of fiscal 2006.

The increase in amortization of other intangible assets for the six months ended March 31, 2007, as compared to the same period ended March 31, 2006, was attributable to a $1.7 million increase in the amortization of identifiable technology acquired in connection with Nuance’s acquisitions of Dictaphone and MVC, net of a $0.9 million decrease in amortization expense related to a purchased technology that was written down to its net realizable value during the fourth quarter of fiscal 2006.

Research and Development Expense

Research and development expense primarily consists of salaries and benefits, overhead, as well as share-based payments relating to our engineering staff. The following table shows research and development expense, in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended March 31,				Six Months Ended March 31,
			Dollar	Percent			Dollar	Percent
	2007	2006	Change	Change	2007	2006	Change	Change

Total research and development expense	$17.6	$12.9	$4.7	36%	$34.1	$25.1	$9.0	36%

As a percentage of total revenue	13%	18%			13%	17%

The increase in research and development expense for the three months ended March 31, 2007, as compared to the same period ended March 31, 2006, was primarily due to a $2.5 million increase in compensation related expenses associated with increased average headcount of 55 employees, mainly resulting from Nuance’s acquisition of Dictaphone. The remaining increase was due to a $1.1 million increase in outside contractor related expenses and a $1.1 million increase primarily due to headcount related expenses, including share-based payments, travel and infrastructure related expenses. While continuing to increase in absolute dollars, research and development expense decreased as a percentage of total revenue. This decrease primarily reflects synergies resulting from the integration of the research and development organizations of acquired businesses into Nuance’s research and development organization.

The increase in research and development expense for the six months ended March 31, 2007, as compared to the same period ended March 31, 2006, was primarily due to a $4.9 million increase in compensation related expenses associated with increased average headcount of 42 employees mainly resulting from Nuance’s acquisition of Dictaphone. The remaining increase was due to an increase of $2.3 million in outside contractor related expenses and a $1.8 million increase primarily due to other headcount related expenses, including share-based payments, travel and infrastructure related expenses. While continuing to increase in absolute dollars, research and development expense decreased as a percentage of total revenue. This decrease primarily reflects synergies resulting from the integration of the research and development organizations of acquired businesses into Nuance’s research and development organization.

Sales and Marketing Expense

Sales and marketing expense includes salaries and benefits, share-based payments, commissions, advertising, direct mail, public relations, tradeshows and other costs of marketing programs, travel expenses associated with Nuance’s sales organization and overhead. The following table shows sales and marketing expense in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended March 31,				Six Months Ended March 31,
			Dollar	Percent			Dollar	Percent
	2007	2006	Change	Change	2007	2006	Change	Change

Total sales and marketing expense	$41.9	$25.4	$16.5	65%	$85.7	$53.7	$32.0	60%

As a percentage of total revenue	32%	35%			32%	36%

The increase in sales and marketing expense for the three months ended March 31, 2007, compared to the same period ended March 31, 2006, was primarily due to an increase of $11.0 million in compensation and headcount related expenses, including salaries and commissions, temporary employees, travel and infrastructure related expenses associated with increased average headcount of 144 sales employees and 28 marketing employees, mainly resulting from Nuance’s acquisition of Dictaphone. The remaining increase was due to a $3.2 million increase in share-based payments and a $2.3 million increase in advertising and marketing spending for existing products as well as healthcare products for Dictaphone. While continuing to increase in absolute dollars, sales and marketing expense decreased relative to Nuance’s total revenue. This decrease primarily reflects synergies resulting from the integration of the sales and marketing organizations of acquired businesses into Nuance’s sales and marketing organization.

The increase in sales and marketing expense for the six months ended March 31, 2007, compared to the same period ended March 31, 2006, was primarily due to an increase of $21.8 million in compensation and headcount related expenses, including salaries and commissions, temporary employees, travel and infrastructure related expenses associated with increased average headcount of 132 sales employees and 24 marketing employees, mainly resulting from Nuance’s acquisition of Dictaphone. The remaining increase was due to a $5.5 million increase in share-based payments and a $4.7 million increase in advertising and marketing spending for existing products as well as healthcare products for Dictaphone. While continuing to increase in absolute dollars, sales and marketing expense decreased relative to Nuance’s total revenue. This decrease primarily reflects synergies resulting from the integration of the sales and marketing organizations of acquired businesses into Nuance’s sales and marketing organization.

General and Administrative Expense

General and administrative expense primarily consists of personnel costs (including share-based payments and other overhead) for administration, finance, human resources, information systems, facilities and general management, fees for external professional advisors including accountants and attorneys, insurance, and provisions for doubtful accounts. The following table shows general and administrative expense in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended March 31,				Six Months Ended March 31,
			Dollar	Percent			Dollar	Percent
	2007	2006	Change	Change	2007	2006	Change	Change

Total general and administrative expense	$17.5	$10.9	$6.6	61%	$32.9	$25.6	$7.3	29%

As a percentage of total revenue	13%	15%			12%	17%

The increase in general and administrative expense for the three months ended March 31, 2007, as compared to the same period ended March 31, 2006, was due primarily to an increase of $2.8 million in compensation related expense for increased headcount and external contractors, and an increase of $2.6 million in share-based payments. While general and administrative expense increased in absolute dollars, the expense decreased as a percent of total revenue. This decrease primarily reflects synergies resulting from the integration of the general and administrative organizations of acquired businesses into Nuance’s general and administrative organization.

The increase in general and administrative expense for the six months ended March 31, 2007, as compared to the same period ended March 31, 2006 was due primarily to an increase of $4.4 million in share-based payments, and an increase of $3.9 million in compensation expense for increased headcount and external contractors. These increases were partially offset by a decrease of $1.8 million in legal and professional service fees. While general and administrative expense increased in absolute dollars, the expense decreased as a percent of total revenue. This decrease primarily reflects synergies resulting from the integration of the general and administrative organizations of acquired businesses into Nuance’s general and administrative organization, as well as lower legal and professional service fees.

Amortization of Other Intangible Assets

Amortization of other intangible assets into operating expense includes amortization of acquired customer and contractual relationships, non-competition agreements and acquired trade names and trademarks. Customer relationships are amortized on an accelerated basis based upon the pattern in which the economic benefit of customer relationships are being utilized. Other identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. Nuance evaluates these assets for impairment and for appropriateness of their remaining life on an ongoing basis. The following table shows amortization of other intangible assets in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended March 31,				Six Months Ended March 31,
			Dollar	Percent			Dollar	Percent
	2007	2006	Change	Change	2007	2006	Change	Change

Total amortization and other intangible assets	$5.1	$2.0	$3.1	155%	$10.3	$4.0	$6.3	158%

As a percentage of total revenue	4%	3%			4%	3%

The increase in amortization of other intangible assets for the three months ended March 31, 2007, as compared to the same period ended March 31, 2006, was attributable to the amortization of identifiable intangible assets acquired from Nuance’s acquisition of Dictaphone on March 31, 2006.

The increase in amortization of other intangible assets for the six months ended March 31, 2007, as compared to the same period ended March 31, 2006, was primarily attributable to a $5.9 million increase in the amortization of identifiable intangible assets acquired from Nuance’s acquisition of Dictaphone on March 31, 2006.

Restructuring and Other Charges (Credits), Net

Current activity charged against the restructuring accrual for the six months ended March 31, 2007 was as follows (dollars in millions):

	Facilities	Personnel	Total

Balance at September 30, 2006	$0.5	$0.4	$0.9
Cash payments and foreign exchange	(0.5)	—	(0.5)

Balance at March 31, 2007	$—	$0.4	$0.4

The remaining personnel-related accrual as of March 31, 2007 is primarily composed of amounts due under a restructuring charge taken in the fourth quarter of fiscal 2005 which is expected to be paid during fiscal 2007.

Other Income (Expense), Net

The following table shows other income (expense), net in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended March 31,				Six Months Ended March 31,
			Dollar	Percent			Dollar	Percent
	2007	2006	Change	Change	2007	2006	Change	Change

Interest income	$1.3	$0.6	$0.7	117%	$2.7	$1.4	$1.3	93%

Interest expense	(7.5)	(0.8)	(6.7)	838%	(15.2)	(1.8)	(13.4)	744%

Other income (expense), net	(0.3)	(0.8)	0.5	63%	(0.9)	(0.8)	(0.1)	13%

Total other income (expense), net	$(6.5)	$(1.0)	$(5.5)	550%	$(13.4)	$(1.2)	$(12.2)	1017%

As a percentage of total revenue	(5)%	(1)%			(5)%	(1)%

The increase in interest income was primarily due to higher cash balances and increased interest rates during the three and six month periods ended March 31, 2007, as compared to the same periods ended March 31, 2006. The increase in interest expense was mainly due to interest expense paid, as well as the amortization of debt issuance costs, associated with the credit facility Nuance entered into on March 31, 2006. Other income (expense) principally consisted of foreign exchange gains (losses) as a result of the changes in foreign exchange rates on certain of Nuance’s foreign subsidiaries whose operations are denominated in other than their local currencies, as well as the translation of certain of our intercompany balances.

Provision for Income Taxes

The following table shows the provision for income taxes in absolute dollars and the effective income tax rate (dollars in millions):

	Three Months Ended March 31,				Six Months Ended March 31,
			Dollar	Percent			Dollar	Percent
	2007	2006	Change	Change	2007	2006	Change	Change

Provision for income taxes	$1.0	$2.1	$(1.1)	52%	$7.4	$4.4	$3.0	68%

Effective income tax rate	(149)%	304%			167%	(350)%

The provision for income taxes includes provisions for current and deferred federal, state, and foreign taxes of approximately $0.9 million and $3.6 million for the three and six month periods ended March 31, 2007, respectively, and an increase in the valuation allowance of approximately $0.1 million and $3.7 million for the same periods, respectively.

The difference between Nuance’s effective income tax rate and the federal statutory rate of 35% is due primarily to state income taxes, the disallowance for tax purposes of certain share-based compensation charges, and the increase in Nuance’s valuation allowance with respect to certain deferred tax assets.

Valuation allowances have been established for Nuance’s net deferred tax assets which Nuance believes do not meet the “more likely than not” realization criteria established by SFAS 109, “Accounting for Income Taxes.” The U.S. deferred tax assets relate primarily to net operating loss and tax credit carryforwards (resulting both from business combinations and from operations). Deferred tax liabilities have been recorded that relate primarily to intangible assets established in connection with business combinations. Certain of these intangible assets have indefinite lives, and the resulting deferred tax liability associated with these assets is not allowed as an offset to Nuance’s net deferred tax assets for purposes of determining the required amount of Nuance’s valuation allowance. At March 31, 2007, the amount of deferred tax liability associated with certain goodwill and indefinite lived intangibles was approximately $19.5 million.

The utilization of deferred tax assets that were acquired in a business combination results in a reduction of Nuance’s valuation allowance and an increase to goodwill. Nuance’s establishment of new deferred tax assets as a result of operating activities requires an increase in Nuance’s valuation allowance and a corresponding increase to tax expense.

The tax provision also includes state and foreign tax expense as determined on a legal entity and tax jurisdiction basis.

RESULTS OF OPERATIONS

The following table presents, as a percentage of total revenue, certain selected financial data for the twelve months ended September 30, 2006 and 2005, and the nine months ended September 30, 2004.

			Nine-Month
	Year Ended	Year Ended	Period Ended
	September 30,	September 30,	September 30,
	2006	2005	2004

Revenue:
Product and licensing	60.7%	73.7%	75.0%
Professional services, subscription and hosting	20.9	20.3	19.4
Maintenance and support	18.4	6.0	5.6

Total revenue	100.0	100.0	100.0

Costs and expenses:
Cost of product and licensing	8.1	8.8	7.9
Cost of professional services, subscription and hosting	15.2	14.9	15.5
Cost of maintenance and support	4.6	2.1	2.0
Cost of revenue from amortization of intangible assets	3.3	3.9	6.5

Gross Margin	68.8	70.3	68.1

Research and development	15.3	16.9	20.2
Sales and marketing	33.1	33.9	37.8
General and administrative	14.2	13.8	14.1
Amortization of other intangible assets	4.4	1.7	1.5
Restructuring and other charges (credits), net	(0.3)	3.1	0.6

Total operating expenses	66.7	69.4	74.2

Income (loss) from operations	2.1	0.9	(6.1)
Other income (expense), net	(3.9)	(0.3)	(0.1)

Income (loss) before income taxes	(1.8)	0.6	(6.2)
Provision for income taxes	3.9	2.9	1.0

Loss before cumulative effect of accounting changes	(5.7)	(2.3)	(7.2)
Cumulative effect of accounting change	(0.2)	0.0	0.0

Net loss	(5.9)%	(2.3)%	(7.2)%

REVENUE

The following table shows total revenue by geographic location, based on the location of Nuance’s customers, in absolute dollars and percentage change (in thousands, except percentages):

Total Revenue

			Nine-Month
			Period Ended
			September 30,	% Change	% Change
	Fiscal 2006	Fiscal 2005	2004	2006 vs 2005	2005 vs 2004

United States	$288,300	$160,927	$91,472	79.1%	75.9%
International	100,210	71,461	39,435	40.2	81.2

Total Revenue	$388,510	$232,388	$130,907	67.2%	77.5%

Fiscal 2006 Compared to Fiscal 2005

Total revenue for the fiscal year ended September 30, 2006 increased by $156.1 million as compared to the fiscal year ended September 30, 2005. The increase was primarily due to $112.4 million of revenue related to Nuance’s acquisitions of Former Nuance and Dictaphone. Organic total revenue increased $43.7 million, or 19%, in fiscal 2006. Included in this organic growth, network revenue increased 20%, dictation revenue increased 26% primarily as a result of the release of Dragon NaturallySpeaking version 9.0, while embedded revenue increased by 37% and imaging revenue increased by 6%.

Based on the location of the customers, the geographic split in fiscal 2006 was 74% of total revenue in the United States and 26% internationally. This compares to 69% of total revenue in the United States and 31% internationally for the year ended September 30, 2005. The increase in revenue generated in the United States was primarily due to sales of Dictaphone products, 93.0% of which revenue is derived in the United States. Excluding the Dictaphone revenue for fiscal 2006, 68% of total revenue was derived from customers in the United States and 32% internationally.

Fiscal 2005 Compared to Fiscal 2004

Total revenue for fiscal 2005 increased by $101.5 million as compared to fiscal 2004. The increase in revenue was due to several factors, including a twelve-month fiscal period in 2005, which included a seasonally strong fourth calendar quarter that contributed $60.6 million of total revenue. Excluding that incremental quarter, total revenue increased $40.9 million, or 31.2%. The substantial majority of the growth derived from comparative periods due to organic growth in product lines existing as of January 1, 2004 and to a lesser extent based on revenue related to acquisitions consummated in late fiscal 2004 and during fiscal 2005.

The geographic revenue split, based on the location of our customers, was 69% of total revenue in fiscal 2005 in the United States and 31% internationally. This compares to 70% of total revenue in the United States and 30% internationally for the nine month period ended September 30, 2004.

Product and Licensing Revenue

Product and licensing revenue primarily consists of sales and licenses of Nuance’s speech and imaging products and technology. The following table shows product and licensing revenue in absolute dollars and as a percentage of total revenue (in thousands, except percentages):

			Nine-Month
			Period Ended
			September 30,	% Change	% Change
	Fiscal 2006	Fiscal 2005	2004	2006 vs 2005	2005 vs 2004

Product and licensing revenue	$235,825	$171,200	$98,262	37.7%	74.2%

As a percentage of total revenue	60.7%	73.7%	75.0%

Fiscal 2006 Compared to Fiscal 2005

Product and licensing revenue for fiscal 2006 increased by $64.6 million compared to fiscal 2005. This increase in product and licensing revenue was primarily due to $39.8 million of revenue attributable to Nuance’s acquisitions of Former Nuance and Dictaphone. Excluding the impact of these acquisitions, product and licensing revenue grew $24.8 million, or 15%, compared to the fiscal year ended September 30, 2005. Due to a change in revenue mix, driven primarily by the growth of maintenance and support revenue, product and licensing revenue as a percentage of total revenue declined 13% in fiscal 2006 as compared to fiscal 2005.

Speech related product and licensing revenue increased 56% in fiscal 2006 compared to fiscal 2007, growing to 70% of total product and licensing revenue in fiscal 2006, up from 60% in fiscal 2005. Excluding revenue due to Nuance’s acquisitions of Former Nuance and Dictaphone, speech related product and licensing revenue increased by $19.6 million, or 19%, in fiscal 2006 compared to fiscal 2005. The growth in speech revenue resulted from increased sales of Nuance’s legacy network products, embedded products in automotive and handsets, as well as increased sales in dictation fueled by our fourth quarter release of Dragon NaturallySpeaking 9.0. Product and licensing revenue from Nuance’s imaging products increased by $5.2 million, or 8%, due to increased sales of Nuance’s PDF product family with the September 2006 release of PDF 4.0 and the May 2006 release of PaperPort 11.

Fiscal 2005 Compared to Fiscal 2004

Product and licensing revenue for fiscal 2005 increased by $72.9 million compared to fiscal 2004. The increase in product and licensing revenue is generally attributable to the factors discussed above with respect to total revenue, including the seasonably strong fourth calendar quarter of calendar 2004 that contributed $46.8 million of increased product and licensing revenue. Excluding the revenue from the additional three-month period, product and licensing revenue increased $26.1 million, or 26.6%. The substantial majority of the growth in addition to the additional three months was growth from organic products that Nuance had in our product portfolio as of January 1, 2004, and to a lesser extent was based on revenue related to recent acquisitions. Speech related product and licensing revenue increased to 60% of total product and licensing revenue for fiscal 2005, up from 55% of total product and licensing revenue in fiscal 2004. Expressed in dollars, revenue from speech related products totaled $104.2 million for fiscal 2005, as compared to $54.6 million for fiscal 2004. Within speech, network revenue remained relatively stable at 25% of total product and licensing revenue in fiscal 2005, while embedded revenue increased to 10% of total product and licensing revenue in fiscal 2005, up from 7% in fiscal 2004. The increase in embedded revenue was largely attributable to the acquisition of ART in January 2005. Dictation revenue in fiscal 2005 increased to 25% of total product and licensing revenue, up from 22% for fiscal 2004, primarily due to the release of Dragon NaturallySpeaking 8.0 in the first quarter of fiscal 2005, as well as the May 2005 acquisition of MedRemote.

Imaging related product and licensing revenue increased to $66.9 million for fiscal 2005, up 53% from fiscal 2004. Of this increase, 33% is due to the additional three months included in fiscal 2005, with the majority of the remaining increase attributable to increased sales of Nuance’s PaperPort product family, which had a new release in the first quarter of fiscal 2005.

Professional Services, Subscription and Hosting Revenue

Professional services revenue primarily consists of consulting, implementation and training services for speech customers. Subscription and hosting revenue primarily relates to delivering hosted and on-site directory assistance and transcription and dictation services over a specified term. The following table shows professional services, subscription and hosting revenue in absolute dollars and as a percentage of total revenue (in thousands, except percentages):

			Nine-Month
			Period Ended
			September 30,	% Change	% Change
	Fiscal 2006	Fiscal 2005	2004	2006 vs 2005	2005 vs 2004

Professional services, subscription and hosting revenue	$81,320	$47,308	$25,358	71.9%	86.6%

As a percentage of total revenue	20.9%	20.3%	19.4%

Fiscal 2006 Compared to Fiscal 2005

Professional services, subscription and hosting revenue for fiscal 2006 increased by $34.0 million as compared to fiscal 2005. The largest component of this increase in professional services revenue was $22.0 million of revenue due to Nuance’s acquisitions of Former Nuance and Dictaphone. Included in the Dictaphone revenue is $16.0 million of revenue relating to the subscription and hosting customer base. Excluding the impact of these acquisitions, Nuance’s professional services revenue increased by $12.0 million, or 26% compared to fiscal 2005, with most product lines contributing to this growth. Network services, excluding revenue attributable to Former Nuance, provided $9.0 million, or 26% organic growth, based on growth in core network consulting, subscription and hosting and training revenue.

Fiscal 2005 Compared to Fiscal 2004

Professional services, subscription and hosting revenue for fiscal 2005 increased by $22.0 million as compared to fiscal 2004. The increase in professional services revenue was partially attributed to the inclusion of the seasonably strong fourth calendar quarter of calendar 2004 that contributed $11.0 million of increased professional services revenue. In addition to the revenue from that extra three-month period, professional services revenue increased $11.0 million, or 43%. The substantial majority of the growth was derived from organic growth in products existing as of January 1, 2004 and a lesser portion was attributable to acquisitions made in fiscal 2005. The organic growth is primarily due to the continued demand for consulting services, both in project size and in the volume of projects. Also contributing to the total growth, but to a lesser extent, was revenue from subscription based licensing and hosting services.

Maintenance and Support Revenue

Maintenance and support revenue primarily consists of technical support and maintenance service for Nuance’s speech products including network, embedded and dictation and transcription products. The following table shows maintenance and support revenue in absolute dollars and as a percentage of total revenue (in thousands, except percentages):

			Nine Month
			Period Ended
			September 30,	% Change	% Change
	Fiscal 2006	Fiscal 2005	2004	2006 vs. 2005	2005 vs. 2004

Maintenance and support revenue	$71,365	$13,880	$7,287	414.2%	90.5%

As a percentage of total revenue	18.4%	6.0%	5.6%

Fiscal 2006 Compared to Fiscal 2005

Maintenance and support revenue increased by $57.5 million in fiscal 2006 compared to fiscal 2005. As a percentage of total revenue, maintenance and support revenue grew 12.4% in fiscal 2006, up from 6% in fiscal 2005. $50.5 million of this increase is due to Nuance’s acquisitions of Former Nuance and Dictaphone, both of which have a significant customer base of maintenance and support contracts from historic sales of product. Excluding the impact of these acquisitions, maintenance and support revenue increased $7.0 million, or 50%, in fiscal 2006 compared to fiscal 2005, due to Nuance’s continued strong renewal rates as well as from new sales in our network products.

Fiscal 2005 Compared to Fiscal 2004

Maintenance and support revenue for fiscal 2005 increased by $6.6 million compared to fiscal 2004. $2.8 million of this increase is attributable to the additional three months included in fiscal 2005. Excluding that incremental quarter, maintenance and support revenue increased $3.3 million, or 45%. The substantial majority of the growth derived from comparative periods was the result of organic growth in product lines existing as of January 1, 2004, and to a lesser extent the acquisitions consummated in late fiscal 2004 and during fiscal 2005.

COSTS AND EXPENSES

In fiscal 2006, stock-based compensation includes the amortization of the fair value of share-based payments made to employees and to members of the Nuance board of directors, under the provisions of SFAS 123R, which Nuance adopted on October 1, 2005 (see Note 2, Summary of Significant Accounting Policies, in the accompanying Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K). As a result of the adoption of SFAS 123R, Nuance has recorded $22.5 million of expense related to share-based payments during fiscal 2006 as compared to $3.0 million in fiscal 2005 and $1.5 million in fiscal 2004. To isolate the effects of the accounting change and to facilitate comparative review of Nuance’s operations between the fiscal 2006, fiscal 2005 and fiscal 2004 periods, presented below is each cost and expense line in tabular format, with and without the amounts recorded in each period relating to share-based payments. Unless noted otherwise, discussion of fiscal 2006 compared to fiscal 2005 represents discussion of costs and expenses excluding share-based payments.

Cost of Product and Licensing Revenue

Cost of product and licensing revenue primarily consists of material and fulfillment costs, manufacturing and operations costs, and third-party royalty expenses. The following table shows cost of product and licensing revenue including and excluding the cost of product and licensing revenue attributable to stock-based compensation, in absolute dollars and as a percentage of product and licensing revenue (in thousands, except percentages):

			Nine Month
			Period Ended
			September 30,	% Change	% Change
	Fiscal 2006	Fiscal 2005	2004	2006 vs. 2005	2005 vs. 2004

Cost of product and licensing revenue	$31,394	$20,378	$10,348	54.1%	96.9%
Share-based payments	88	10	—

Cost of product and licensing revenue, excluding share-based payments	$31,306	$20,368	$10,348	53.7%	96.8%

As a percentage of product and licensing revenue:
Including share-based payments	13.3%	11.9%	10.5%

Excluding share-based payments	13.3%	11.9%	10.5%

Fiscal 2006 Compared to Fiscal 2005

Cost of product and licensing revenue, excluding share-based payments, for fiscal 2006 increased $10.9 million as compared to fiscal 2005 primarily due to $9.3 million of costs due to Nuance’s acquisitions of Former Nuance and Dictaphone. As a percentage of product and licensing revenue, cost of product and licensing revenue increased 1.4% in fiscal 2006, largely due to Dictaphone products that have higher cost of goods sold relative to Nuance’s other products. The added costs of goods sold for Dictaphone products are primarily due to third party hardware that is included in the solutions licensed to customers.

Excluding Dictaphone, in fiscal 2006 the cost of product and licensing revenue increased by $1.9 million, while declining to 9.2% of product and licensing revenue. The decrease as a percent of revenue was due to several factors. Most notably, the materials costs decreased by 0.7%, to 3.9% of product and licensing revenue, due to a decrease in imaging boxed products relative to speech products which carry lower materials costs. Additionally, royalties decreased by $0.5 million compared to fiscal 2005 driven largely by contractual changes for Nuance’s embedded product lines’ royalties.

Fiscal 2005 Compared to Fiscal 2004

Cost of product and licensing revenue for fiscal 2005 grew $10.0 million compared to fiscal 2004. This 96.9% increase is due to a number of factors, most significant of which is the additional three months included in 2005 as compared to 2004. Additionally, the expenses have increased along with the 75.2% growth in product and licensing revenue as compared to fiscal 2004. As a percentage of product and licensing revenue, cost of product and licensing revenue for fiscal 2005 increased to 11.9% as compared to 10.6% in fiscal 2004. This increase is primarily due to higher third party royalty expense that amounted to $4.2 million for fiscal 2005, compared to $1.2 million in fiscal 2004. The $3.0 million increase is due to a number of factors including more products that have royalties associated with them, higher royalties associated with renegotiated contracts with third parties for certain imaging products, and the 75.2% increase in product and licensing revenue. Partially offsetting the royalty increase was a modest decrease in material costs of product and licensing revenue, from 5.0% of product and licensing revenue in fiscal 2004 to 4.6% for fiscal 2005.

Cost of Professional Services, Subscription and Hosting Revenue

Cost of professional services, subscription and hosting revenue primarily consists of compensation for consulting personnel, outside consultants and overhead, as well as the hardware and communications fees that support Nuance’s subscription and hosted solutions. The following table shows cost of revenue including and excluding the cost of revenue attributable to stock-based compensation, in absolute dollars and as a percentage of professional services, subscription and hosting revenue (in thousands, except percentages):

			Nine Month
			Period Ended
			September 30,	% Change	% Change
	Fiscal 2006	Fiscal 2005	2004	2006 vs. 2005	2005 vs. 2004

Cost of professional services, subscription and hosting revenue	$59,015	$34,737	$20,456	69.9%	69.8%
Share-based payments	1,873	107	59

Cost of professional services, subscription and hosting revenue, excluding share-based payments	$57,142	$34,630	$20,397	65.0%	69.8%

As a percentage of professional services, subscription and hosting revenue:
Including share-based payments	72.6%	73.4%	80.7%

Excluding share-based payments	70.3%	73.2%	80.4%

Fiscal 2006 Compared to Fiscal 2005

Cost of professional services, subscription and hosting revenue, excluding share-based payments, increased $22.5 million in fiscal 2006 as compared to fiscal 2005 primarily due to $14.9 million of costs due to Nuance’s acquisitions of Former Nuance and Dictaphone, both of which have robust professional services organizations to support revenue streams. Additionally, Dictaphone has a large subscription-based licensing and hosted application customer base. The 65.0% growth in costs supports the 71.9% growth in related revenue for fiscal 2006. Cost of professional services as a percentage of the revenue, excluding share-based payments, improved 2.9% as synergies were realized from the merging of the service teams from Former Nuance and Dictaphone. These improvements were offset partially by increased expenses for the subscription and hosting services.

Fiscal 2005 Compared to Fiscal 2004

Cost of professional services, subscription and hosting revenue for fiscal 2005 increased $14.2 million compared to fiscal 2004. This increase was due to a number of factors including the additional three months included in fiscal 2005. Additionally, incremental costs were necessary to support the 86.6% growth in related revenue. As a percentage of the related revenue, cost of professional services, subscription and hosting revenue for fiscal 2005 decreased to 73.2% compared to 80.4% in fiscal 2004. The percentage decrease in professional services cost as a percent of professional services revenue is attributable to a number of factors, including a reduction in outside consultant expenses and a more efficient utilization of existing headcount.

Cost of Maintenance and Support Revenue

Cost of maintenance and support revenue primarily consists of compensation for product support personnel and overhead. The following table shows cost of maintenance and support revenue including and excluding the cost of maintenance and support revenue attributable to stock-based compensation, in absolute dollars and as a percentage of maintenance and support revenue (in thousands, except percentages):

			Nine Month
			Period Ended
			September 30,	% Change	% Change
	Fiscal 2006	Fiscal 2005	2004	2006 vs. 2005	2005 vs. 2004

Cost of maintenance and support revenue	$17,723	$4,938	$2,559	258.9%	93.0%
Share-based payments	525	15	7

Cost of maintenance and support revenue, excluding share-based payments	$17,198	$4,923	$2,552	249.3%	92.9%

As a percentage of maintenance and support revenue:
Including share-based payments	24.8%	35.6%	35.1%

Excluding share-based payments	24.1%	35.5%	35.0%

Fiscal 2006 Compared to Fiscal 2005

Cost of maintenance and support revenue, excluding share-based payments, for fiscal 2006 increased $12.3 million compared to fiscal 2005 due primarily to $8.0 million of costs for the additional headcount to support the additional revenue from Nuance’s acquisitions of Former Nuance and Dictaphone. As a percentage of maintenance and support revenue, cost of revenue decreased 11.4% in fiscal 2006 to 24.1%. This decrease in percentage is primarily attributable to lower costs relative to the revenue in Nuance’s healthcare maintenance and support business following Nuance’s acquisition of Dictaphone. Speech margins, excluding the acquisition of Dictaphone, also improved in fiscal 2006, primarily due to synergies realized upon the combination of pre-existing and acquired product lines following the acquisition of Former Nuance.

Fiscal 2005 Compared to Fiscal 2004

Cost of maintenance and support revenue for fiscal 2005 grew $2.4 million as compared to fiscal 2004. This increase was due to a number of factors including the additional three months included in fiscal 2005. Additionally, incremental costs were necessary to support the 79.6% growth in related revenue. As a percentage of maintenance revenue, cost of maintenance revenue increased 2.5% in fiscal 2005 as compared to fiscal 2004. The percentage increase was attributable to increased staffing made in advance of the anticipation of increasing revenue.

Cost of Revenue from Amortization of Intangible Assets

Cost of revenue from amortization of intangible assets consists of the amortization of acquired patents and core and completed technology using the straight-line basis over their estimated useful lives. Nuance evaluates the recoverability of intangible assets periodically or whenever events or changes in business circumstances indicate that the carry value of our intangible assets may not be recoverable. The following table shows cost of revenue from amortization of intangible assets in absolute dollars and as a percentage of total revenue (in thousands, except percentages):

			Nine Month
			Period Ended
			September 30,	% Change	% Change
	Fiscal 2006	Fiscal 2005	2004	2006 vs. 2005	2005 vs. 2004

Cost of revenue from amortization of intangible assets	$12,911	$9,150	$8,431	41.1%	8.5%

As a percentage of total revenue	3.3%	3.9%	6.5%

Fiscal 2006 Compared to Fiscal 2005

Cost of revenue from amortization of intangible assets increased $3.8 million in fiscal 2006 as compared to fiscal 2005. The increase was primarily attributable to the $4.4 million in amortization of intangible assets acquired in connection with Nuance’s acquisitions of Dictaphone in March 2006 and Former Nuance in September 2005. Additionally, the increase was due to $0.4 million in expense relative to amortization of the license that resulted from our December 4, 2006 settlement and licensing of technology from z4 Technologies, Inc. [(refer to Note 23 of Notes to Nuance’s Consolidated Financial Statements for discussion of this subsequent event)]. In addition, during the fourth quarter of fiscal 2006, Nuance determined that it would not make additional investments to support a technology licensed from a non-related third-party in 2003. As a result, Nuance revised the cash flow estimates related to the purchased technology and recorded an additional $2.6 million in cost of revenue to write down the purchased technology to its net realizable value. These increases were offset in part by the cessation of the amortization of technology and patents that was established in connection with acquisitions consummated in 1999 and 2000.

Based on the amortizable intangible assets as of September 30, 2006, and assuming no impairment or reduction in expected lives, Nuance expects cost of revenue from amortization of intangible assets for fiscal 2007 to be $11.2 million.

Fiscal 2005 Compared to Fiscal 2004

Cost of revenue from amortization of intangible assets increased $0.7 million in fiscal 2005 as compared to fiscal 2004. The increase was attributable to the additional three months included in the fiscal 2005 period, partially offset by the net amount of amortization of intangible assets that became fully amortized in fiscal 2004 and new amortization on assets established in connection with Nuance’s acquisitions during fiscal 2004 and 2005.

Research and Development Expense

Research and development expense primarily consists of salaries and benefits and overhead relating to Nuance’s engineering staff. The following table shows research and development expense including and excluding the research and development expense attributable to share-based payments, in absolute dollars and as a percentage of total revenue (in thousands, except percentages):

			Nine Month
			Period Ended
			September 30,	% Change	% Change
	Fiscal 2006	Fiscal 2005	2004	2006 vs. 2005	2005 vs. 2004

Total research and development expense	$59,403	$39,190	$26,390	51.6%	48.5%
Share-based payments	4,578	241	228

Research and development expense, excluding share-based payments	$54,825	$38,949	$26,162	40.8%	48.9%

As a percentage of total revenue:
Including share-based payments	15.3%	16.9%	20.2%

Excluding share-based payments	14.1%	16.8%	20.0%

Fiscal 2006 Compared to Fiscal 2005

Research and development expense, excluding share-based payments, increased $15.9 million in fiscal 2006 compared to fiscal 2005 primarily due to a $12.9 million increase in compensation-related expense associated with increased average headcount of 80 employees mainly resulting from Nuance’s acquisitions of Former Nuance and Dictaphone. The remaining increase was attributable to an increase in other headcount related expenses, including travel and infrastructure-related expenses as Nuance continued to invest in its products. While continuing to increase in absolute dollars, research and development expense has decreased relative to Nuance’s total revenue. This decrease in expense as a percentage of total revenue reflects synergies following previous acquisitions.

Nuance believes that the development of new products and the enhancement of existing products are essential to its success. Accordingly, Nuance plans to continue to invest in research and development activities. To date, Nuance has not capitalized any internal development costs as the cost incurred after technological feasibility but before release of products has not been significant. While Nuance will continue to invest in research and development, in fiscal 2007, it expects research and development expenses to decline as a percentage of revenue.

Fiscal 2005 Compared to Fiscal 2004

Research and development expense, excluding share-based payments, increased $12.8 million in fiscal 2005 as compared to fiscal 2004. The increase in expenses after reflecting the effect of the three months ended December 2004 in fiscal 2004, results in additional expenses of $3.9 million, or 11% in fiscal 2005 as compared to fiscal 2004 on an annualized basis. While increasing in absolute dollars, research and development expense decreased relative to Nuance’s total revenue. This decrease in expense as a percentage of total revenue reflects synergies following previous acquisitions.

Sales and Marketing Expense

Sales and marketing expense includes salaries and benefits, commissions, advertising, direct mail, public relations, tradeshows and other costs of marketing programs, travel expenses associated with Nuance’s sales organization and overhead. The following table shows sales and marketing expense including and excluding the sales and marketing expense attributable to share-based payments, in absolute dollars and as a percentage of total revenue (in thousands, except percentages):

			Nine Month
			Period Ended
			September 30,	% Change	% Change
	Fiscal 2006	Fiscal 2005	2004	2006 vs. 2005	2005 vs. 2004

Total sales and marketing expense	$128,412	$78,797	$49,554	63.0%	59.0%
Share-based payments	7,332	872	420

Sales and marketing expense, excluding share-based payments	$121,080	$77,925	$49,134	55.4%	58.6%

As a percentage of total revenue:
Including share-based payments	33.1%	33.9%	37.8%

Excluding share-based payments	31.2%	33.5%	37.5%

Fiscal 2006 Compared to Fiscal 2005

Sales and marketing expense, excluding share-based payments, increased $43.2 million in fiscal 2006 as compared to fiscal 2005. $34.7 million of this increase was attributable to an increase in salaries and other variable costs, commissions and travel expenses relating to an increase in average headcount of 207 employees primarily resulting from Nuance’s acquisitions of Former Nuance and Dictaphone and continued investment in the sales force for Nuance’s existing products. In addition, Nuance’s marketing expenses increased $7.8 million primarily to support new product releases made during 2006, including PaperPort 11 and Dragon Naturally Speaking 9.0, as well as additional marketing expenses of Dictaphone and Former Nuance products. While the expense in absolute dollars increased, sales and marketing expense as a percentage of revenue decreased as Nuance achieved higher sales volumes while controlling Nuance’s cost structure.

Nuance expects sales and marketing expenses to increase as it continues to pursue our strategic goals. While increasing in absolute dollars, Nuance expects to see a decrease in sales and marketing expenses as a percentage of revenue in fiscal 2007 as the expected revenue growth outpaces the expenses in this area.

Fiscal 2005 Compared to Fiscal 2004

Sales and marketing expense, excluding share-based payments, increased $28.8 million in fiscal 2005 compared to fiscal 2004. The increase in expenses after reflecting the effect of the three months ended December 2004, resulted in additional expenses of $10.2 million, or 15% in fiscal 2005 compared to fiscal 2004 on an annualized basis. While increasing in absolute dollars, sales and marketing expense as a percent of total revenue dropped 4.0% in fiscal 2005 compared to fiscal 2004. Decreases in expenses as a percent of revenue were derived largely from an improved efficiency of the sales organization, allowing for total compensation of sales and marketing employees to decrease as a percentage of revenue, to 18.9% of total revenue for fiscal 2005, down from 21.1% for fiscal 2004. Additionally, while the cost of marketing programs increased in absolute dollars to $16.9 million for fiscal 2005 from $10.7 million for fiscal 2004, this represents a decrease in terms of the percentage compared to total revenue of 0.9%, from 8.2% in fiscal 2004 to 7.3% in fiscal 2005.

General and Administrative Expense

General and administrative expenses primarily consist of personnel costs, (including overhead), for administration, finance, human resources, information systems, facilities and general management, fees for external professional advisors including accountants and attorneys, insurance, and provisions for doubtful accounts. The following table shows general and administrative expense including and excluding the general and administrative expense attributable to share-based payments, in absolute dollars and as a percentage of total revenue (in thousands, except percentages):

			Nine Month
			Period Ended
			September 30,	% Change	% Change
	Fiscal 2006	Fiscal 2005	2004	2006 vs. 2005	2005 vs. 2004

Total general and administrative expense	$55,343	$31,959	$18,394	73.2%	73.7%
Share-based payments	7,471	1,751	587

General and administrative expense, excluding share-based payments	$47,872	$30,208	$17,807	58.5%	69.6%

As a percentage of total revenue:
Including share-based payments	14.2%	13.8%	14.1%

Excluding share-based payments	12.3%	13.0%	13.6%

Fiscal 2006 Compared to Fiscal 2005

General and administrative expense, excluding share-based payments, increased $17.7 million in fiscal 2006 compared to fiscal 2005. The acquisition of Dictaphone contributed $7.7 million of this increase, including $3.0 million paid to Dictaphone staff for non-recurring activities necessary to transition knowledge and processes post-acquisition and $0.8 million in non-recurring activities performed by certain advisors who supported planning and integration efforts for this acquisition. General and administrative expenses, excluding those related to Dictaphone, increased $10.0 million due primarily to compensation for increased employees and external contractors in the finance, human resources, legal and other general and administrative functions. This increase in spending on staff and contractors was related to the integration of the acquisitions we made in fiscal 2005, as well as to compliance with new regulations, such as the implementation of SFAS 123R in fiscal 2006. These new initiatives were partially offset by a reduction in overall costs for staffing and contractors needed to comply with the provisions of Sarbanes Oxley in fiscal 2006 compared to fiscal 2005. While the expense increased in absolute dollars, general and administrative expense as a percentage of revenue decreased as Nuance achieved higher sales volumes while controlling its cost structure.

Nuance expects to continue to see general and administrative expenses as a percentage of total revenue decrease as revenue growth outpaces expense growth. Notwithstanding the decrease as a percentage of total revenue, Nuance expects to increase the total amount expended relating to general and administrative expenses as it supports the growth of its business.

Fiscal 2005 Compared to Fiscal 2004

General and administrative expense, excluding share-based payments, increased $13.6 million in fiscal 2005 compared to fiscal 2004. The increase in expenses after reflecting the effect of the three months ended December 2004 in fiscal 2004, results in additional expenses of $6.3 million, or 24.7% in fiscal 2005 as compared to fiscal 2004 on an annualized basis. The increase in fiscal 2005 was primarily the result of costs relating to incremental headcount and fees for professional consultants. The costs relating to headcount were mainly attributable to additional team members in the finance, facilities and IT departments. The increase in expenditures for professional consultants includes fees for Sarbanes Oxley compliance, accounting and legal advisors, and advisors supporting Nuance’s planning and integration efforts related to its acquisition of Former Nuance.

Amortization of Other Intangible Assets

Amortization of other intangible assets into operating expense includes amortization of acquired customer and contractual relationships, non-competition agreements and acquired trade names and trademarks. Customer relationships are amortized on an accelerated basis based upon the pattern in which the economic benefit of customer relationships are being utilized. Other identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. Nuance evaluates these assets for impairment and for appropriateness of their remaining life on an ongoing basis. The following table shows amortization of other intangible assets in absolute dollars and as a percentage of total revenue (in thousands, except percentages):

			Nine Month
			Period Ended
			September 30,	% Change	% Change
	Fiscal 2006	Fiscal 2005	2004	2006 vs. 2005	2005 vs. 2004

Amortization of other intangible assets	$17,172	$3,984	$1,967	331.0%	102.5%

As a percentage of total revenue	4.4%	1.7%	1.5%

Fiscal 2006 Compared to Fiscal 2005

Amortization of intangible assets increased $13.2 million in fiscal 2006 as compared to fiscal 2005 largely attributable to the $10.8 million of amortization of identifiable intangible assets related to Nuance’s acquisition of Dictaphone and full year amortization relating to Nuance’s acquisitions of Former Nuance, Rhetorical, ART, Phonetic and MedRemote acquisitions.

Fiscal 2005 Compared to Fiscal 2004

Operating expenses derived from the amortization of intangible assets increased $2.0 million in fiscal 2005 as compared to fiscal 2004. The increase relates to the additional three months included in fiscal 2005, and to the amortization of intangible assets that were purchased in connection with Nuance’s acquisitions during fiscal 2004 and 2005.

Restructuring and Other Charges (Credits), Net

During the second quarter of fiscal 2006, Nuance recorded a $1.3 million reduction to existing restructuring reserves as a result of the execution of a favorable sublease agreement relating to one of the facilities included in Nuance’s 2005 restructuring plan. The amount was partially offset by other net adjustments of $0.1 million associated with prior years’ restructuring programs.

In fiscal 2005, Nuance incurred restructuring charges of $7.2 million. The charges were related to the elimination of ten employees during the first quarter of 2006, a plan of restructuring relative to certain of Nuance’s facilities in June 2005, and a September 2005 plan of restructuring to eliminate additional facilities and a reduction of approximately 40 employees in connection with Nuance’s acquisition of Former Nuance. The facilities charges included $0.2 million related to the write-down of leasehold improvements based on their net book value relative to the fair market value for their shortened lives. The reduction in personnel was primarily from the research and development and sales and marketing teams, and was based on the elimination of redundancies resulting from the acquisition of Former Nuance.

The following table sets forth the activity relating to the restructuring accruals in fiscal 2006, 2005 and 2004 (in thousands):

	Personnel	Facilities	Asset
	Related	Costs	Impairment	Total

Balance at December 31, 2003	$1,552	$309	$—	$1,861
Restructuring and other charges	801	—	—	801
Non-cash write-off	(348)	—	—	(348)
Cash payments	(1,599)	(141)	—	(1,740)

Balance at September 30, 2004	406	168	—	574
Restructuring and other charges	2,928	4,083	212	7,223
Non-cash write-off	—	—	(212)	(212)
Cash payments	(1,548)	(232)	—	(1,780)

Balance at September 30, 2005	1,786	4,019	—	5,805
Restructuring and other charges (credits)	(52)	(1,181)	—	(1,233)
Cash payments	(1,360)	(2,308)	—	(3,668)

Balance at September 30, 2006	374	$530	$—	$904

The remaining personnel related accrual as of September 30, 2006 is primarily composed of amounts due under the 2005 restructuring plans which will be paid in fiscal 2007.

Other Income (Expense), Net

The following table shows other income (expense), net in absolute dollars and as a percentage of total revenue (in thousands, except percentages):

			Nine Month
			Period Ended
			September 30,	% Change	% Change
	Fiscal 2006	Fiscal 2005	2004	2006 vs. 2005	2005 vs. 2004

Interest income	$3,305	$1,244	$429	165.7%	190.0%
Interest expense	(17,614)	(1,644)	(340)	971.4	383.5
Other income (expense), net	(1,132)	(237)	(141)	377.6%	68.1%

Total other income (expense), net	$(15,441)	$(637)	$(52)

As a percentage of total revenue	(3.9)%	(0.3)%	(0.1)%

Fiscal 2006 Compared to Fiscal 2005

Interest income increased $2.1 million in fiscal 2006, as compared to fiscal 2005, primarily due to higher cash and investment balances during fiscal 2006, as compared to the prior year, and to a lesser degree to greater yields on Nuance’s cash and investments. Interest expense increased by $16.0 million during fiscal 2006, as compared to fiscal 2005, mainly due to $12.2 million of interest expense paid quarterly on the new credit facility Nuance entered into on March 31, 2006. Additionally, Nuance has recorded $4.6 million of non-cash interest expense mainly related to imputed interest in association with certain lease obligations included in Nuance’s accrued business combination costs and accrued restructuring charges, the amortization of debt issuance costs associated with the new credit facility Nuance entered into on March 31, 2006 as well as to the accretion of the interest related to the note payable from Nuance’s Phonetic acquisition in February 2005. Other income (expense) principally consisted of foreign exchange gains (losses) as a result of the changes in foreign exchange rates on certain of Nuance’s foreign subsidiaries whose operations are denominated in other than their local currencies, as well as the translation of certain of Nuance’s intercompany balances.

Nuance expects interest expense to increase in during fiscal 2007, relative to fiscal 2006, as it pays interest on the 2006 credit facility, and amortizes the debt issuance costs, for the full year as compared to the six month period that the debt was outstanding in fiscal 2006. Nuance will continue to record interest expense as it relates to certain lease obligations included in Nuance’s accrued restructuring and accrued business combination costs.

Fiscal 2005 Compared to Fiscal 2004

Interest income increased $0.8 million in fiscal 2005, as compared to fiscal 2004, primarily attributable to higher cash and investment balances during the year. Interest expense increased $1.3 million in fiscal 2005, as compared to fiscal 2004, mainly due to the recognition of non cash interest expense in association with the deferred installment payments of $16.4 million and $17.5 million, respectively, in connection with Nuance’s acquisitions of ART and Phonetic during the second quarter of fiscal 2005.

			Nine Month
			Period Ended
			September 30,	% Change	% Change
	Fiscal 2006	Fiscal 2005	2004	2006 vs. 2005	2005 vs. 2004

Income tax provision (benefit)	$15,144	$6,812	$1,333	122.3%	411.0%

Effective income tax rate	(214.2)%	488.3%	(16.6)%

Fiscal 2006 Compared to Fiscal 2005 and Fiscal 2004

The variance from the federal statutory rate in all periods was due primarily to the increase in Nuance’s valuation allowance with respect to certain deferred tax assets. Valuation allowances have been established for the U.S. net deferred tax asset, which Nuance believes do not meet the “more likely than not” realization criteria established by SFAS 109, “Accounting for Income Taxes.” Due to a history of cumulative losses in the United States, a full valuation allowance has been recorded against the net deferred assets of Nuance’s U.S. entities. At September 30, 2006, Nuance had a valuation allowance for U.S. net deferred tax assets of approximately $312.1 million. The U.S. net deferred tax assets is composed of tax assets primarily related to net operating loss carryforwards (resulting both from business combinations and from operations) and tax credits, offset by deferred tax liabilities primarily related to intangible assets. Certain of these intangible assets have indefinite lives, and the resulting deferred tax liability associated with these assets is not allowed as an offset to Nuance’s deferred tax assets for purposes of determining the required amount of Nuance’s valuation allowance.

Nuance’s utilization of deferred tax assets that were acquired in a business combination (primarily net operating loss carryforwards) results in a reduction in the associated valuation allowance and an increase to goodwill. Nuance’s establishment of new deferred tax assets as a result of operating activities requires the establishment of valuation allowances based upon the SFAS 109 “more likely than not” realization criteria. The establishment of a valuation allowance relating to operating activities is recorded as an increase to tax expense.

Nuance’s tax provision also includes state and foreign tax expense, which is determined on either a legal entity or separate tax jurisdiction basis.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents totaled $89.2 million as of March 31, 2007, a decrease of $23.1 million as compared to $112.3 million as of September 30, 2006. This decrease was composed of cash provided by operating activities of $61.3 million, offset by the net impact of cash used in investing of $66.9 million and financing activities of $17.3 million. Nuance’s working capital was $30.7 million at March 31, 2007 and our accumulated deficit was $193.1 million. In April 2007, Nuance amended its 2006 Credit Agreement, and received additional net proceeds of approximately $87.5 million from this amendment, Nuance also consummated the acquisition of BeVocal in April 2007 and paid $15.0 million in cash, net of the estimated cash closing balance of BeVocal, to BeVocal’s former shareholders. Nuance does not expect its accumulated deficit will impact its future ability to operate given its strong cash and financial position.

Cash and cash equivalents totaled $112.3 million as of September 30, 2006, an increase of $16.5 million compared to $95.8 million including marketable securities of $24.1 million as of September 30, 2005. In addition, Nuance had $0.8 million and $11.7 million of certificates of deposit relating to certain of its facilities leases as of September 30, 2006 and 2005, respectively. Nuance completed fiscal 2006 with working capital of $51.3 million as compared to $12.1 million in fiscal 2005. As of September 30, 2006, total retained deficit was $190.1 million. Nuance does not expect its retained deficit will impact its future ability to operate given Nuance’s strong cash and financial position. Nuance’s cash and cash equivalents increased by $40.6 million in fiscal 2006. This increase was composed of cash provided by operating activities of $47.9 million, partially offset by the net impact of cash provided by financing activities and cash used in investing activities.

Cash provided by operating activities

Cash provided by operating activities for the six months ended March 31, 2007 was $61.3 million, an increase of $47.0 million, or 329%, as compared to net cash provided by operating activities of $14.3 million for the six months ended March 31, 2006. The increase was primarily composed of $26.4 million, or 127%, relating to the net loss after adding back non-cash items such as depreciation and amortization, and share-based payments; in the six months ended March 31, 2007, this amount was $47.1 million compared to $20.7 million in the comparable period in fiscal 2006.

Changes in working capital accounts in the fiscal 2007 period contributed an additional $20.7 million net increase to cash provided by operating activities. Notably included in the improved cash flows were: accounts receivable which changed by $11.6 million, having changed from a use of $3.3 million in the fiscal 2006 period to a source of $8.3 million in the fiscal 2007 period; and, accounts payable and accrued expenses which changed by $10.7 million in the comparative periods, having changed from a use of $8.6 million in the fiscal 2006 period to a source of $2.0 million in the fiscal 2007 period.

Cash provided by operating activities for fiscal 2006 was $47.9 million, an increase of $31.7 million, or 196%, from $16.2 million provided by operating activities in fiscal 2005. The increase was primarily composed of changes relating to the net loss after adding back non-cash items such as depreciation and amortization, and share-based compensation; in fiscal 2006 this amount was $54.9 million compared to $20.9 million in fiscal 2005, an increase of $34.0 million, or 163%. This increase was offset by changes in working capital of $2.3 million, of which an $8.7 million use of cash for non-Dictaphone operations was offset by $6.4 million source of cash due to changes in Dictaphone working capital. The change in non-Dictaphone working capital was due to improved billing and collection processes resulting in improved days outstanding for accounts receivable billings. The Dictaphone working capital was also positive due to the collection of accounts receivable and acquired unbilled accounts receivable. For both non-Dictaphone and Dictaphone working capital, the cash provided from net accounts receivable was offset by payments relative to accounts payable and accrued expenses, a net decrease in deferred revenue, and a net increase in prepaid and other assets. Deferred revenue of Dictaphone and non-Dictaphone decreased largely due to amounts that were included in the beginning balance sheet relating to customer contracts also included in acquired unbilled accounts receivable, including the deferred revenue accounts of Former Nuance in the case of the non-Dictaphone changes.

Cash used in investing activities

Cash used in investing activities for the six months ended March 31, 2007 was $66.9 million, as compared to net cash used in investing activities of $365.6 million for the six months ended March 31, 2006. The change in cash used in investing activities was primarily driven by the net cash paid for acquisitions in each period; in the fiscal 2006 period $376.8 million was paid, largely relating to the acquisition of Dictaphone, and in the fiscal 2007 period $59.1 million was paid, largely relating to the acquisition of Focus. In fiscal 2006, net proceeds of $17.0 million relating to net maturities of short-term investments partially offset the payments made for acquisitions, including the acquisition of Dictaphone.

Cash used in investing activities for fiscal 2006 was $366.0 million, an increase of $321.4 million, or 721%, as compared to $44.6 million for fiscal 2005. The increase in cash used in investing was primarily driven by an increase of $331.5 million in cash paid for our acquisitions, of which the majority of the fiscal 2006 payments related to our acquisition of Dictaphone on March 31, 2006. $3.8 million of the increase related to incremental additions to property and equipment. The increase in cash used in investing activities was partially offset by an $11.1 million decrease in restricted cash and $3.1 million of incremental maturities of marketable securities.

Cash provided by (used in) financing activities

Cash used in financing activities for the six months ended March 31, 2007 was $17.3 million, as compared to net cash provided by financing activities of $350.2 million for the six months ended March 31, 2006. The change was composed primarily of the net receipts of $346.0 million on the 2006 Credit Facility. Nuance’s proceeds from stock option and other share-based employee benefit plans decreased in the comparable periods by $10.2 million, from $25.3 million in the fiscal 2006 period to $15.1 million in the fiscal 2007 period. Debt payments increased by $3.3 million in the fiscal 2007 period, due to payments made under the 2006 Credit Facility discussed above. Deferred payments on acquisitions increased by $4.2 million to $18.6 million in the fiscal 2007 period relating to Nuance’s 2005 acquisitions of ART and Phonetic from $14.4 million in the fiscal 2006 period. Nuance’s repurchase of shares also contributed to increased cash outflows of $3.7 million in the fiscal 2007 period.

Cash provided by financing activities for fiscal 2006 was $358.6 million, an increase of $282.1 million compared to $76.5 million in fiscal 2005. The increase in cash provided by financing activities was primarily driven by $346.0 million net proceeds from the new credit facility entered into in March 2006. Additionally, the proceeds from the issuance of common stock under employee based compensation plans increased $24.6 million, or 397%. These increases were partially offset by $73.8 million in net proceeds from the issuance of common stock under private placements that occurred in fiscal 2005 and deferred acquisition payments of $14.4 million related to Nuance’s acquisition of ART in fiscal 2005.

Credit Facility

On March 31, 2006 Nuance entered into a senior secured credit facility, the 2006 Credit Facility. The 2006 Credit Facility consists of a $355.0 million, 7-year term loan which matures on March 31, 2013 and a $75.0 million revolving credit line which matures on March 31, 2012. The available revolving credit line capacity is reduced, as necessary, to account for letters of credit outstanding. As of March 31, 2007, there were $17.4 million of letters of credit issued under the revolving credit line and there were no outstanding borrowings under the revolving credit line.

Borrowings under the 2006 Credit Facility bear interest at a rate equal to the applicable margin plus, at Nuance’s option, either (a) a base rate (which is the higher of the corporate base rate of UBS AG, Stamford Branch, or the federal funds rate plus 0.50% per annum) or (b) LIBOR determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in U.S. dollars. The applicable margin for borrowings under the 2006 Credit Facility ranges from 0.50% to 1.00% per annum with respect to base rate borrowings and from 1.50% to 2.00% per annum with respect to LIBOR-based borrowings, depending upon Nuance’s leverage ratio. As of March 31, 2007, Nuance’s applicable margin was 1.00% for base rate borrowings and 2.00% for LIBOR-based borrowings. Nuance is required to pay a commitment fee for unutilized commitments under the revolving credit facility at a rate ranging from 0.375% to 0.50% per annum, based upon Nuance’s leverage ratio. As of March 31, 2007, Nuance’s commitment fee rate was 0.375%.

Nuance capitalized approximately $9.0 million in debt issuance costs related to the opening of the 2006 Credit Facility. The costs associated with the revolving credit facility are being amortized as interest expense over six years, through March 2012, while the costs associated with the term loan are being amortized as interest expense over seven years, through March 2013, which is the maturity date of the revolving line and term facility, respectively under the 2006 Credit Facility. The effective interest rate method is used to calculate the amortization of the debt issuance costs for both the revolving credit facility and the term loan. These debt issuance costs, net of accumulated amortization of $1.3 million, are included in other assets in the consolidated balance sheet as of March 31, 2007.

The $355.0 million term loan is subject to repayment consisting of a baseline amortization of 1% per annum ($3.55 million per year, due in four equal quarterly installments), and an annual excess cash flow sweep, as defined in the 2006 Credit Facility, which will be first payable beginning in the first quarter of fiscal 2008, based on the excess cash flow generated in fiscal 2007. As of March 31, 2007, Nuance has repaid $3.6 million of principal under the term loan agreement. Any borrowings not paid through the baseline repayment, the excess cash flow sweep, or any other mandatory or optional payments that Nuance may make, will be repaid upon maturity. If only the baseline repayments are made, the aggregate annual maturities of the term loan would be as follows (in thousands):

Year Ending September 30,	Amount

2007 (April 1, 2007 to September 30, 2007)	$1,775
2008	3,550
2009	3,550
2010	3,550
2011	3,550
2012	3,550
Thereafter	331,925

Total	$351,450

Nuance’s obligations under the 2006 Credit Facility are unconditionally guaranteed by, subject to certain exceptions, each of Nuance’s existing and future direct and indirect wholly-owned domestic subsidiaries. The 2006 Credit Facility and the guarantees thereof are secured by first priority liens and security interests in the following: 100% of the capital stock of substantially all of Nuance’s domestic subsidiaries and 65% of the outstanding voting equity interests and 100% of the non-voting equity interests of first-tier foreign subsidiaries, material tangible and intangible assets, and present and future intercompany debt. The 2006 Credit Facility also contains provisions for mandatory prepayments of outstanding term loans, subject to certain exceptions, with: 100% of net cash proceeds of asset sales, 100% of net cash proceeds of issuance or incurrence of debt, and 100% of extraordinary receipts. Nuance may voluntarily prepay the 2006 Credit Facility without premium or penalty other than customary “breakage” costs with respect to LIBOR-based loans.

The 2006 Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, Nuance’s ability to: incur additional indebtedness, create liens on assets, enter into certain sale and lease-back transactions, make investments, make certain acquisitions, sell assets, engage in mergers or consolidations, pay dividends and distributions or repurchase our capital stock, engage in certain transactions with affiliates, change the business conducted by Nuance, amend certain charter documents and material agreements governing subordinated indebtedness, prepay other indebtedness, enter into agreements that restrict dividends from subsidiaries and enter into certain derivatives transactions. The 2006 Credit Facility is governed by financial covenants that include, but are not limited to, maximum total leverage and minimum interest coverage ratios, as well as to a maximum capital expenditures limitation. The 2006 Credit Facility also contains certain customary affirmative covenants and events of default. As of March 31, 2007, Nuance was in compliance with the covenants.

On April 5, 2007, Nuance amended its 2006 Credit Facility, and received additional net proceeds of approximately $87.5 million. The 2006 Credit Facility and the amendment provide for the amendment and restatement of Nuance’s existing 7-year term facility and 6-year revolving credit facility (together, the “Expanded 2006 Credit Facility”). The Expanded 2006 Credit Facility includes $90 million of additional term debt resulting in a $442 million term facility due in March 2013 and a $75 million revolving credit facility due in March 2012. The additional funds net of debt issuance costs received by Nuance under the Expanded 2006 Credit Facility was used to fund the cash portion of the merger consideration for the Focus and BeVocal acquisitions. The Expanded 2006 Credit Facility contains customary covenants, including, among other things, covenants that in certain cases restrict Nuance’s ability and that of its subsidiaries to incur additional indebtedness, create or permit liens on assets, enter into sale-leaseback transactions, make loans or investments, sell assets, make acquisitions, pay dividends, or repurchase stock.

Nuance believes that cash flows from future operations in addition to cash and marketable securities on hand, will be sufficient to meet its working capital, investing, financing and contractual obligations, as they become due for the foreseeable future. Nuance also believes that in the event future operating results are not as planned, that it could take actions, including restructuring actions and other cost reduction initiatives, to reduce operating expenses to levels which, in combination with expected future revenue, will continue to generate sufficient operating cash flow. In the event that these actions are not effective in generating operating cash flows Nuance may be required to issue equity or debt securities on less than favorable terms.

Off-Balance Sheet Arrangements, Contractual Obligations, Contingent Liabilities and Commitments

Contractual Obligations

The following table outlines Nuance’s contractual payment obligations as of March 31, 2007 (in millions):

	Payments Due by Period
		Remaining		Fiscal 2009	Fiscal 2011
Contractual Obligations	Total	Fiscal 2007	Fiscal 2008	and 2010	and 2012	Thereafter

Term loan under credit facility	$351.5	$1.8	$3.6	$7.1	$7.1	$331.9
Lease obligations and other term loan:
Capital leases and other term loan	1.6	0.6	0.6	0.4	—	—
Operating leases	52.0	3.6	8.2	14.7	10.7	14.8
Other lease obligations associated with the closing of duplicate facilities related to restructurings and acquisitions(1)	5.8	0.8	1.6	2.0	1.1	0.3
Pension, minimum funding requirement(2)	6.9	0.9	1.6	3.4	1.0	—
Purchase commitments(3)	4.1	4.1	—	—	—	—
Other long-term liabilities assumed(4)	82.7	6.2	12.8	26.8	26.8	10.1

Total contractual cash obligations	$504.6	$18.0	$28.4	$54.4	$46.7	$357.1

(1)	Obligations include contractual lease commitments related to a facility that was part of a 2005 restructuring plan. As of March 31, 2007, total gross lease obligations are $3.2 million and are included in the contractual obligations herein. The remaining obligations represent contractual lease commitments associated with the implemented plans to eliminate duplicate facilities in conjunction with Nuance’s acquisition of Former Nuance during fiscal 2005 and Nuance’s acquisition of Dictaphone during fiscal 2006, and have been included as liabilities in Nuance’s consolidated balance sheet as part of purchase accounting. As of March 31, 2007, Nuance has subleased two of the facilities to unrelated third parties with total sublease income of $4.1 million through fiscal 2013.

(2)	Nuance’s U.K. pension plan has a minimum funding requirement of £859,900 (approximately $1,687 million based on the exchange rate at March 31, 2007) for each of the next 4 years, through fiscal 2011.

(3)	These amounts include non-cancelable purchase commitments for inventory in the normal course of business to fulfill customers’ orders currently scheduled in Nuance’s backlog.

(4)	Obligations include assumed long-term liabilities relating to restructuring programs initiated by the predecessor companies prior to Nuance’s acquisition of SpeechWorks International, Inc. in August 2003, and Nuance’s acquisition of Former Nuance in September 2005. These restructuring programs related to the closing of two facilities with lease terms set to expire in 2016 and 2012, respectively. Total contractual obligations under these two leases are $82.7 million. As of March 31, 2007, Nuance has sub-leased certain of the office space related to these two facilities to unrelated third parties. Total sublease income under contractual terms is expected to be $20.8 million, which ranges from $2.7 million to $2.9 million on an annualized basis through 2016.

Contingent Liabilities and Commitments

In connection with Nuance’s acquisition of Phonetic, Nuance agreed to make contingent payments of up to $35.0 million upon the achievement of certain performance targets in accordance with the purchase agreement. On June 1, 2006, Nuance notified the former shareholders of Phonetic that the performance targets for the first scheduled payment of up to $12.0 million were not achieved. The former shareholders of Phonetic have objected to the 2006 determination. Nuance is currently in discussions with the former shareholders of Phonetic in regards to this matter.

In connection with its acquisition of BeVocal, Nuance agreed to make contingent payments of up to $60.0 million upon the achievement of certain performance objectives, for the calendar year ending December 31, 2007. In addition, in connection with Nuance’s acquisition of Mobile Voice Control, Inc., Nuance agreed to issue up to an additional 1,700,840 shares of Nuance common stock to the former shareholders of Mobile Voice Control, Inc. upon the achievement of revenue milestones for the calendar years ending December 31, 2007 and December 31, 2008.

Financial Instruments

During fiscal 2006, Nuance entered into an interest rate swap with a notional value of $100 million. The interest rate swap was entered into as a hedge of the 2006 Credit Facility to effectively change the characteristics of the interest rate without actually changing the debt instrument. At its inception, Nuance documented the hedging relationship and determined that the hedge is perfectly effective and designated it as a cash flow hedge. The interest rate swap will hedge the variability of the cash flows caused by changes in U.S. dollar LIBOR interest rates. The swap was marked to market at each reporting date. The fair value of the swap at March 31, 2007 was $0.6 million which was included in other liabilities. Changes in the fair value of the cash flow hedge are reported in stockholders’ equity as a component of other comprehensive income.

Off-Balance Sheet Arrangements

Through March 31, 2007, Nuance has not entered into any off balance sheet arrangements or transactions with unconsolidated entities or other persons.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 has as its objective to reduce both complexity in accounting for financial instruments and volatility in earnings caused by measuring related assets and liabilities differently. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year, provided that the entity makes that choice in the first 120 days of that fiscal year. Nuance is currently evaluating the impact, if any, that SFAS 159 may have on its consolidated financial statements.

In December 2006, the FASB issued EITF 00-19-2, “Accounting for Registration Payment Arrangements.” EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies.” For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of EITF 00-19-2, this guidance shall be effective for financial statements issued for fiscal years beginning after December 15, 2006. Nuance is evaluating the impact, if any, that EITF 00-19-2 may have on its consolidated financial statements.

In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements 87, 88, 106 and 132(R).” SFAS 158

requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions). Under SFAS 158, Nuance is required to recognize the funded status of its defined benefit postretirement plan and to provide the required disclosures commencing as of September 30, 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end is effective for Nuance’s fiscal year ended September 30, 2009. Nuance is evaluating the impact that SFAS 158 will have on its consolidated financial statements.

In July 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes.” FIN 48 prescribes the recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for Nuance’s fiscal year beginning October 1, 2007. Nuance is evaluating the effect that the adoption of FIN 48 will have on its consolidated financial statements.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, Nuance evaluates its estimates, assumptions and judgments, including those related to revenue recognition; allowance for doubtful accounts and returns; accounting for patent legal defense costs; the costs to complete the development of custom software applications; the valuation of goodwill, other intangible assets and tangible long-lived assets; accounting for acquisitions; share-based payments; obligation relating to pension and post-retirement benefit plans; interest rate swaps which are characterized as derivative instruments; income tax reserves and valuation allowances; and loss contingencies. Nuance management bases its estimates on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Nuance believes the following critical accounting policies most significantly affect the portrayal of its financial condition and results of operations and require its most difficult and subjective judgments.

Revenue Recognition.  Nuance recognizes product and licensing revenue in accordance with Statement of Position, or SOP, 97-2, “Software Revenue Recognition,” and SOP 98-9, Modification of SOP 97-2, “Software Revenue Recognition, with Respect to Certain Transactions,” and related authoritative literature. The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence, or VSOE, of fair value exists for those elements. Nuance’s software arrangements generally include software and post contract support which includes telephone support and the right to receive unspecified upgrades/enhancements on a when-and-if-available basis, typically for one to three years. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements and the fair value of the respective elements could materially impact the amount of earned and unearned revenue. Judgment is also required to assess whether future releases of certain software represent new products or upgrades and enhancements to existing products. In accordance with SOP 97-2, revenue is recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable and (iv) collectibility is probable.

Non-software revenue is recognized in accordance with, the Securities and Exchange Commission’s Staff Accounting Bulletin, or SAB, 104, “Revenue Recognition in Financial Statements.” Under SAB 104, Nuance recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fees are fixed or determinable and (iv) collectibility is reasonably assured.

Professional services revenue is recognized in accordance with SOP 81-1, “Accounting for Performance of Construction Type and Certain Performance Type Contracts” on the percentage-of-completion method. Nuance generally determines the percentage-of-completion by comparing the labor hours incurred to date to the estimated total labor hours required to complete the project. Nuance considers labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates to complete are made in the periods in which facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

Nuance makes estimate of sales returns based on historical experience. In accordance with Statement of Financial Accounting Standards, or SFAS, 48, “Revenue Recognition When Right of Return Exists,” the provision for these estimated returns is recorded as a reduction of revenue and accounts receivable at the time that the related revenue is recorded. Nuance also makes estimates and reduces revenue recognized for price protection and rebates, and certain marketing allowances at the time the related revenue is recorded. If actual results differ significantly from Nuance’s estimates, such differences could have a material impact on Nuance’s results of operations for the period in which the actual results become known.

Nuance’s revenue recognition policies require management to make significant estimates. Management analyzes various factors, including a review of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized and thus affects Nuance’s results of operations and financial condition.

Capitalized Patent Defense Costs.  Nuance monitors the anticipated outcome of legal actions, and if Nuance determines that the success of the defense of a patent is probable, and so long as Nuance believes that the future economic benefit of the patent will be increased, Nuance then capitalizes external legal costs incurred in the defense of these patents, up to the level of the expected increased future economic benefit. If changes in the anticipated outcome occur, Nuance writes off any capitalized costs in the period the change is determined. As of September 30, 2006 and 2005, capitalized patent defense costs totaled $6.4 million and $2.3 million, respectively.

Research and Development Costs.  Nuance accounts for the internal costs relating to research and development activities in accordance with SFAS 2, “Accounting for Research and Development Costs,” and SFAS 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Research and development costs incurred for new software products and enhancements to existing products, other than certain software development costs that qualify for capitalization, are expensed as incurred. Software development costs incurred subsequent to the establishment of technological feasibility, but prior to the general release of the product, are capitalized and amortized to cost of revenue over the estimated useful life of the related products. Judgment is required in determining when technological feasibility of a product is established. Nuance has determined that technological feasibility for its software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established have not been material, and accordingly, Nuance has expensed the internal costs relating to research and development when incurred.

Purchased Computer Software.  The cost of purchased computer software to be sold, leased, or otherwise marketed is capitalized if the purchased software has an alternative future use. Otherwise, the cost is expensed as incurred. Capitalized purchased computer software is amortized to cost of revenue over the estimated useful life of the related products. At each balance sheet date, Nuance evaluates these assets for impairment by comparing the unamortized cost to the net realizable value. Amortization expense was $5.1 million, $2.1 million and $1.6 million for fiscal 2006, 2005 and 2004, respectively. Included in the fiscal 2006 amortization expense was an additional $2.6 million of expense representing an impairment determined to exist in order to value the purchased computer software at its net realizable value. See Note 8 of the Notes to Nuance’s Consolidated

Financial Statements. The net unamortized purchased computer software included in other intangible assets at September 30, 2006 and 2005 were $1.6 million and $5.2 million, respectively.

Valuation of Long-lived Tangible and Intangible Assets and Goodwill.  Nuance has significant long-lived tangible and intangible assets, including goodwill and intangible assets with indefinite lives, which are susceptible to valuation adjustments as a result of changes in various factors or conditions. The most significant long-lived tangible and intangible assets are fixed assets, patents and core technology, completed technology, customer relationships and trademarks. All finite-lived intangible assets are amortized based upon patterns in which the economic benefits of customer relationships are expected to be utilized. The values of intangible assets, with the exception of goodwill and intangible assets with indefinite lives, were initially determined by a risk-adjusted, discounted cash flow approach. Nuance assesses the potential impairment of identifiable intangible assets and fixed assets whenever events or changes in circumstances indicate that the carrying values may not be recoverable and at least annually. Factors Nuance considers important, which could trigger an impairment of such assets, include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of or use of the acquired assets or the strategy for Nuance’s overall business;

•	significant negative industry or economic trends;

•	significant decline in Nuance’s stock price for a sustained period; and

•	a decline in Nuance’s market capitalization below net book value.

Future adverse changes in these or other unforeseeable factors could result in an impairment charge that would materially impact future results of operations and financial position in the reporting period identified.

In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” Nuance tests goodwill and intangible assets with indefinite lives for impairment on an annual basis as of July 1, and between annual tests if indicators of potential impairment exist. The impairment test compares the fair value of the reporting unit to its carrying amount, including goodwill and intangible assets with indefinite lives, to assess whether impairment is present. Nuance has reviewed the provisions of SFAS 142 with respect to the criteria necessary to evaluate the number of reporting units that exist. Based on its review, Nuance has determined that it operates in one reporting unit. Based on this assessment, Nuance has not had any impairment charges during its history as a result of its impairment evaluation of goodwill and other indefinite-lived intangible assets under SFAS 142.

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” Nuance periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of those assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded carrying value for the asset. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. No impairment charges were taken in fiscal 2006, 2005 or 2004, based on the review of long-lived assets under SFAS 144.

Significant judgments and estimates are involved in determining the useful lives of Nuance’s long-lived assets, determining what reporting units exist and assessing when events or circumstances would require an interim impairment analysis of goodwill or other long-lived assets to be performed. Changes in Nuance’s organization or its management reporting structure, as well as other events and circumstances, including but not limited to technological advances, increased competition and changing economic or market conditions, could result in (a) shorter estimated useful lives, (b) additional reporting units, which may require alternative methods of estimating fair values or greater disaggregation or aggregation in Nuance’s analysis by reporting unit, and/or (c) other changes in previous assumptions or estimates. In turn, this could have a significant impact on Nuance’s consolidated financial statements through accelerated amortization and/or impairment charges.

Accounting for Acquisitions.  Nuance has completed a number of significant business and other asset acquisitions over the preceding five years which have resulted in significant goodwill and other intangible asset balances. Nuance’s future business strategy contemplates that it may continue to pursue additional acquisitions in the future. Nuance’s accounting for acquisitions involves significant judgments and estimates primarily, but not limited to: the fair value of certain forms of consideration, the fair value of acquired intangible assets, which involve projections of future revenue and cash flows, the fair value of other acquired assets and assumed liabilities, including potential contingencies, and the useful lives and, as applicable, the reporting unit, of the assets. Nuance’s financial position or results of operations may be materially impacted by changes in Nuance’s initial assumptions and estimates relating to prior or future acquisitions. Additionally, under SFAS 142, Nuance determines the fair value of the reporting unit, for purposes of the first step in its annual goodwill impairment test, based on its market value. If prior or future acquisitions are not accretive to its results of operations as expected, Nuance’s market value declines dramatically, or Nuance determines it has more than one reporting unit, Nuance may be required to complete the second step which requires significant judgments and estimates and which may result in material impairment charges in the period in which they are determined.

Accounting for Long-Term Facility Obligations.  Nuance has historically acquired companies which have previously established restructuring charges relating to lease exit costs, and Nuance has recorded restructuring charges of its own that include lease exit costs. Nuance follows the provisions of EITF 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” or SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” as applicable. In accounting for these obligations, Nuance is required to make assumptions relating to the time period over which the facility will remain vacant, sublease terms, sublease rates and discount rates. Nuance bases its estimates and assumptions on the best information available at the time of the obligation having arisen. These estimates are reviewed and revised as facts and circumstances dictate; changes in these estimates could have a material effect on the amount accrued on the balance sheet.

Accounting for Share-Based Payments.  Nuance accounts for share-based payments in accordance with SFAS 123(R), “Share-Based Payment.” Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period which is generally the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected dividends, share price volatility and the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, share-based compensation expense and Nuance’s results of operations could be materially impacted.

Pension and Post-Retirement Benefit Plans.  Nuance has defined benefit pension plans that were assumed as part of the acquisition of Dictaphone Corporation on March 31, 2006, which provide certain retirement and death benefits for former Dictaphone employees located in the United Kingdom and Canada. Nuance also assumed a post-retirement health care and life insurance benefit plan, which is frozen relative to new enrollment, and which provides certain post-retirement health care and life insurance benefits, as well as a fixed subsidy for qualified former employees in the United States and Canada. Nuance uses several actuarial and other factors which attempt to estimate the ultimate expense, liability and assets values related to its pension and post-retirement benefit plans. These factors include assumptions about discount rates, expected return on plan assets and the rate of future compensation increases. In addition, subjective assumptions, such as withdrawal and mortality rates, are also utilized. The assumptions may differ materially from actual results due to the changing market and economic condition or other factors, and depending on their magnitude, could have a significant impact on the amount Nuance recorded. Pension and post-retirement benefit plan assumptions are included in [Note [18] of Notes to the Consolidated Financial Statements.]

Income Taxes.  Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Nuance does not provide for U.S. income taxes on the undistributed earnings of its foreign subsidiaries, which Nuance considers to be indefinitely reinvested outside of the U.S. in accordance with Accounting Principles Board (APB) Opinion No. 23, “Accounting for Income Taxes — Special Areas.”

Nuance makes judgments regarding the realizability of its deferred tax assets. In accordance with SFAS 109, “Accounting for Income Taxes,” the carrying value of the net deferred tax assets is based on the belief that it is more likely than not that Nuance will generate sufficient future taxable income to realize these deferred tax assets after consideration of all available evidence. Nuance regularly reviews its deferred tax assets for recoverability considering historical profitability, projected future taxable income, and the expected timing of the reversals of existing temporary differences and tax planning strategies.

Valuation allowances have been established for U.S. deferred tax assets, which Nuance believes do not meet the “more likely than not” criteria established by SFAS 109. If Nuance is subsequently able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been established, then it may be required to recognize these deferred tax assets through the reduction of the valuation allowance which would result in a material benefit to Nuance’s results of operations in the period in which the benefit is determined, excluding the recognition of the portion of the valuation allowance which relates to net deferred tax assets acquired in a business combination and created as a result of share-based payments. The recognition of the portion of the valuation allowance which relates to net deferred tax assets resulting from share-based payments will be recorded as additional paid-in-capital; the recognition of the portion of the valuation allowance which relates to net deferred tax assets acquired in a business combination will reduce goodwill, other intangible assets, and to the extent remaining, the provision for income taxes.

Loss Contingencies.  Nuance is subject to legal proceedings, lawsuits and other claims relating to labor, service and other matters arising in the ordinary course of business, as discussed in Note 17 of Notes to the Consolidated Financial Statements. Quarterly, Nuance reviews the status of each significant matter and assess its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, Nuance accrues a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, Nuance reassesses the potential liability related to its pending claims and litigation and may revise its estimates. Such revisions in the estimates of the potential liabilities could have a material impact on Nuance’s results of operations and financial position.

VOICESIGNAL’S BUSINESS

Overview

VoiceSignal develops and markets voice software solutions for cell phones and other mobile devices. By enabling people to use voice to access phone features and network services through their handsets, VoiceSignal’s solutions make it dramatically easier to realize the potential of mobile computing on a wide range of handsets and devices. VoiceSignal’s products range from VSuite, the Company’s highly successful line of small footprint voice interface solutions for voice dialing and voice commands, to VSearch, VoiceSignal’s recently announced voice-enabled client-server platform for mobile search.

Since shipping its first voice dialing product in 2002, VoiceSignal has shipped its software on more than 110 million mobile devices from top handset manufacturers. VoiceSignal solutions are available in over twenty languages and ship on a wide variety of mobile devices, from entry-level to enterprise-class devices and smart phones.

VoiceSignal has well-established relationships with major original equipment manufacturer customers, deep collaboration with the world’s major carriers, and extensive proprietary technology for small footprint, ultra-efficient speech recognition and speech synthesis.

VoiceSignal was incorporated in October 1995 as a Massachusetts corporation, and re-incorporated as a Delaware corporation in May 2000. VoiceSignal is backed by private equity funds, Stata Venture Partners, LLC and Argonaut Holdings LLC. VoiceSignal’s fiscal year ends on December 31.

Market Opportunity

In recent years, mobile handsets have become a ubiquitous information appliance, offering far more than a means of placing and receiving voice calls. Mobile handsets today provide a means of connecting users to a wide variety of network-based services and information. Such services include access to business listings and information, maps and directions, music catalogs and ringtones, and personalized internet content. The market for these services is expanding rapidly, fueled by consumer demand and the availability of more sophisticated ways of delivering highly targeted information.

As carriers race to provide mobile device users with access to an ever-widening world of mobile services and information, handset users have an ever-greater need for devices that streamline access to these services. However, the combination of smaller handsets and more features means that users are unable to take full advantage of what is available to them due to the limitations of the device user interface. Although mobile phone users want new features and services, they also want access to them to be as easy and as natural as making a phone call.

VoiceSignal solutions strive to overcome the critical handset input problem and major impediment to carrier revenue by eliminating multiple layers of menu clicks for calling, texting, accessing services, downloading content, and searching on a mobile handset. VoiceSignal’s solutions range from voice dialing applications to Voice-enabled search, which provides mobile phone users with the ability to get local business listings, as well as mobile content such as ring tones, wallpapers, maps and applications by pressing a dedicated handset button and making a simple voice command.

VoiceSignal Solutions

VoiceSignal has been a pioneer in developing innovative voice solutions for mobile handsets. VoiceSignal has developed or is developing the following product lines:

•	VSuite is VoiceSignal’s voice dialing and voice control software, used for initiating calls, addressing messages, opening menus or applications, and controlling other features of the phone by voice.

•	VoiceMode is VoiceSignal’s dictation, or “speech-to-text” product for dictating text messages or email by voice.

•	VSpeak is VoiceSignal’s speech synthesis, or “text-to-speech” technology, which can be used for reading messages, emails, web pages, and other text-based information.

•	VSearch is VoiceSignal’s voice-enabled mobile search product, planned for release in calendar 2007. VSearch enables one-step access to network-based information and services, such as business listings, maps, directions, music catalogs, ringtones, and more.

•	VSAPI is the VoiceSignal application programming interface, which enables third parties to develop their own speech-enabled applications based on VoiceSignal technology.

VoiceSignal’s solutions can be combined to create a consistent voice experience for users of mobile devices and mobile information services. Each of VoiceSignal’s product lines are described in greater detail below.

VSearch — Voice-Enabled Mobile Search

VoiceSignal believes that the market for mobile search will grow rapidly, offering significant opportunities for solutions that combine the benefits of a simple, direct voice user interface with information retrieval technology.

VSearch is VoiceSignal’s recently announced client-server solution for voice-enabled mobile search. VSearch will provide one-step access to the vast search capabilities of the web from a mobile phone. Because the VSearch application is embedded with VSuite into the phone and integrated with the phone’s native user experience, VSearch offer the unique advantage that it can be launched with a single button push and simple search command directly from the phone’s idle screen. VSearch can be launched as a subscription service or as an advertiser-supported service that gives mobile phone users access to directory assistance, ringtones, music, games, weather forecasts, sports scores, the latest stock quotes, maps and even special offers from advertisers.

Not only does the VSearch system make use of speech recognition technology to convert user queries into text, it also formats, prioritizes and optimizes the results, including relevant advertising messages, so that the user sees information that is highly targeted to their original query. VSearch is planned for commercial deployment by the end of 2007.

VoiceMode — Dictation (Speech-to-Text)

VoiceMode is VoiceSignal’s dictation (speech-to-text) application, offering users an alternative to the keypad for entering text into SMS messages, emails, and other similar applications. The VoiceMode application is entirely embedded on the mobile device and does not require a network server. Consequently, VoiceMode works even when no network connection is present. VoiceMode is designed to work seamlessly with other text input modes, such as multi-tap or predictive text, so users can effortlessly switch to VoiceMode when it is most convenient, and switch back to another input mode when voice input is not needed or wanted.

VSpeak — Voice Synthesis (Text to Speech)

VSpeak is an intelligible text-to-speech application that is capable of running within the resource constraints of a mobile device. VSpeak can read text messages, web pages or any other text on a VSpeak-enabled handset. By making it possible for people to easily and safely receive text messages on a mobile phone, even when their hands and eyes are otherwise occupied, VSpeak enhances an individual’s ability to use a mobile phone regardless of where they are or what they are doing. VSpeak also means that the visually impaired will be able to receive text messages and use operator services on their mobile phones, which would otherwise be unavailable to them.

VSpeak has been developed to help address the requirements of government regulations regarding accessibility of mobile devices.

VSuite — Voice Dialing and Voice Control

VSuite is a voice dialing and command and control platform that does not require any training. VSuite eliminates the 10-20 button pushes normally associated with looking up information, dialing a number or doing any number of other tasks on a mobile phone. As soon as contact names and numbers are entered in the phonebook, VSuite allows the user to lookup contact information, dial any name or number in the contact list, address text messages and pictures, digit dial any number and access features on the phone or carrier services in a single command.

In addition to making dialing and task completion easier and quicker, VSuite helps address the requirements for hands-free, eyes-free use of mobile devices.

VSAPI — Voice API

VSAPI is an application programming interface that enables original equipment manufactures, or OEMs, and third party application developers to use VoiceSignal’s VSuite recognizer and VSpeak text-to-speech engine to build their own new speech-enabled applications.

Technology

VoiceSignal’s solutions are based on its own proprietary speech recognition and speech synthesis engines. These engines rely on mathematical models and statistical paradigms adapted and enhanced to run efficiently on computationally limited embedded platforms. VoiceSignal solutions are capable of running on all popular mobile hardware and software platforms, and are currently available on open OS platforms, proprietary platforms such as Qualcomm, TI, Intel, Agere, and Philips chipsets.

In order to facilitate easy integration onto a manufacturer’s platform, these speech solutions are designed to be separate from other system components and are provided as a precompiled pre-tested library.

Research and Development/Intellectual Property

VoiceSignal’s ability to meet its customers’ expectations for innovation and enhancement depends on a number of factors, including its ability to identify and respond to emerging technological trends in its target markets, develop and maintain competitive products, enhance its existing products by adding features and functionality that differentiate them from those of its competitors and bring products to market on a timely basis and at competitive prices.

Consequently, VoiceSignal continues to enhance the features and performance of its existing products and has made, and intends to continue to make, significant investments in research and product development. VoiceSignal’s research and development expenses were $6.0 million, $5.4 million and $4.1 million for the fiscal years ended December 31, 2006, 2005 and 2004, respectively. As of March 31, 2007, VoiceSignal had 58 employees engaged in research and product development activities.

VoiceSignal’s performance depends significantly on its ability to protect its intellectual property and proprietary rights to the technologies used in its products. If VoiceSignal’s technology is not adequately protected, its competitors could use the technologies that VoiceSignal has developed to enhance their products and services, which could harm VoiceSignal’s business.

VoiceSignal has been issued two U.S. patents, allowed one U.S. patent and 42 other U.S. provisional and non-provisional patent applications are pending, as well as counterparts in other jurisdictions around the world. Its registered trademarks in the United States include “VOICESIGNAL”, “VOICEMODE”, “VSPEAK, “VSUITE”, and “VSEARCH.”

Sales, Marketing, and Distribution

VoiceSignal markets its embedded speech products to both OEMs and mobile carriers, and license its products to OEMs. The Company currently has license agreements with and collects royalties from Motorola, Samsung, Research in Motion (or RIM), and others. Samsung and Motorola combined account for more than

85% of total revenue for all periods provided. VoiceSignal markets its VSearch mobile search solution to mobile operators and OEMs.

VoiceSignal sells its products through a direct sales force. As of March 31, 2007, VoiceSignal had 15 employees in sales and marketing worldwide.

International sales of products and services accounted for 51%, 60% and 83% of VoiceSignal’s total revenues for the fiscal years ended December 31, 2006, 2005 and 2004, respectively. Sales to South Korea accounted for 51%, 58% and 82% of VoiceSignal’s total revenues for fiscal years ended December 31, 2006, 2005 and 2004, respectively. VoiceSignal’s international sales strategy is to sell directly to large operators and to partner with leading distributors and systems integrators who have strong industry backgrounds and market presence in their respective markets and geographic regions. For further information regarding segment revenue, geographic areas and significant customers, please refer to Note 16 of the VoiceSignal Notes to Consolidated Financial Statements.

VoiceSignal believes that customer service and ongoing technical support are an essential part of the sales process in the telecommunications industry. Senior management and assigned account managers play an important role in ongoing account management and relationships. VoiceSignal believes maintaining focus on these customer relationships will enable VoiceSignal to improve customer satisfaction and develop products to meet specific customer needs.

Competition

VoiceSignal’s embedded speech business faces competition from other speech technology companies, both large and small, many of whom have significantly greater financial, technical and marketing resources than VoiceSignal does. These competitors may be able to respond more rapidly than VoiceSignal can to new or emerging technologies or changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products than VoiceSignal. These competitors include IBM, Microsoft, Conversay, Infotalk, Infinity Telecom, Cyberon, Fonix, Qualcomm, SVox, Acapela Group, and Loquendo. In addition, a number of smaller companies may produce technologies or products that are competitive with VoiceSignal solutions in some markets. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their technologies to address the needs of prospective customers.

VoiceSignal’s embedded speech business also faces competition from its own current or potential customers whose internal R&D organizations have developed or are seeking to develop embedded speech recognition technology. These organizations include Motorola, Nokia, LG, and Samsung.

The market for voice-enabled mobile search is extremely volatile and competitive, and is subject to rapid technological change. In this market, VoiceSignal faces competition from Google, Yahoo, Microsoft, V-Enable, IBM, Promptu, VoiceBox, Mobeus, Medio Systems, JumpTap, and InfoSpace.

VoiceSignal expects that it will continue to compete primarily on the basis of quality, technical capability, breadth of product and service offerings, functionality, price and time to market.

Employees and Management

As of March 31, 2007, VoiceSignal had 83 full-time employees, including 15 in sales and marketing, 58 in research and development, and 10 in general and administration, including information technology. VoiceSignal’s employees are not represented by any labor union and are not covered by any collective bargaining agreements.

VoiceSignal’s Chief Executive Officer is Rich Geruson, previously a senior executive at Nokia, IBM, Toshiba, and McKinsey. Prior to joining VoiceSignal in 2003, Mr. Geruson was the Senior Vice President of Nokia Mobile Phones in the Americas.

Facilities

VoiceSignal leases approximately 16,000 square feet of office space in Woburn, Massachusetts, pursuant to a lease that expires in June 2009. VoiceSignal also maintains sales offices in London, Seoul, Tokyo, Shanghai, and Taipei. VoiceSignal believes that its current facilities are suitable and adequate to meet its current needs. VoiceSignal intends to add new facilities or expand existing facilities as it adds employees, and it believes that suitable additional or substitute space will be available as needed to accommodate any such expansion of its operations.

Legal proceedings

Since 2004, VoiceSignal and Nuance have been engaged with each other in litigation regarding various patent and trade secret matters. In addition, the software and communications infrastructure industries are characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. As a result, VoiceSignal may be involved in various legal proceedings from time to time.

Company Information

VoiceSignal’s web site is located at www.voicesignal.com. VoiceSignal’s principal executive offices are located at 150 Presidential Way, Woburn, MA 02801 and its main telephone number is (781) 970-5200.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
VOICESIGNAL’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operation of VoiceSignal is intended to help the reader understand the results of operations and financial condition of VoiceSignal’s business. This Management’s Discussion and Analysis is provided as a supplement to, and should be read in conjunction with, VoiceSignal’s consolidated financial statements and related notes thereto included elsewhere in this joint information statement/prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. The actual results could differ materially from those anticipated in the forward-looking statements, as a result of many factors, including those identified below, in “Risk Factors” and elsewhere in this joint information statement/prospectus.

OVERVIEW

Voice Signal Technologies, Inc., a Delaware corporation, is a privately held corporation based in Woburn, Massachusetts. Its subsidiaries include Voice Signal Technologies OY, located in Finland, and VoiceSignal KK, located in Japan, both of which are foreign corporations, as well as VoiceSignal Korea, Inc., located in Korea, and VoiceSignal International, Inc., located in China and England, both of which are Massachusetts corporations. Any reference to VoiceSignal includes its subsidiaries, unless otherwise apparent from the context.

VoiceSignal develops state-of-the-art small footprint, highly accurate, speech solutions for use on wireless mobile devices. VoiceSignal licenses its solutions to original equipment manufacturers, or OEMs, of mobile information devices, such as phones, handhelds, and directly to consumers of mobile devices.

VoiceSignal has been in operation since 1995 and its fiscal year ends on December 31.

RESULTS OF OPERATIONS

Comparison of the Three Months ended March 31, 2007 and 2006

Revenue

The table set forth below presents, as a percentage of total revenue, certain selected financial data for the periods indicated:

	Three Months
	Ended March 31,
	2007	2006

Revenue:
Royalties and licensing	92.3%	82.9%
Professional services	7.7	17.1

Total revenue	100.0	100.0

Costs and expenses:
Cost of revenue from amortization of intangible assets	1.9	2.1
Cost of professional services	4.8	6.8

Gross margin	93.3	91.1

Research and development	26.2	27.8
Sales and marketing	19.0	18.5
General and administrative	19.7	20.6

Total operating expenses	64.9	66.9

Income from operations	28.4	24.2
Interest income, net	0.5	0.3

Income before income taxes	28.9	24.5
Benefit for income taxes	5.2	0.6

Net income	34.0%	25.1%

Total Revenue

The table below presents total revenue in absolute dollars and percentage change (dollars in millions):

	Three Months Ended March 31,
			Dollar	Percent
	2007	2006	Change	Change

North America	$3.6	$2.5	$1.1	41%
International	$3.0	$3.0	$0.0	0%

Total revenue	$6.6	$5.5	$1.1	$19%

Total revenue increased $1.1 million, or 19%, in the three months ended March 31, 2007 as compared to the three months ended March 31, 2006. The increase in total revenue was primarily due to increased volume of shipping product containing VoiceSignal’s technology from existing customers as well as volume from a new customer acquired in September, 2006. Two customers comprised 90% and 96% of total revenue for the three months ending March 31, 2007 and March 31, 2006, respectively.

Based on the location of the customers, the geographic split in the three months ended March 31, 2007 was 55% of total revenue in North America and 45% internationally. This compares to 46% of total revenue in North America and 54% internationally for the three months ended year ended March 31, 2006. The increase in revenue generated in North America was primarily due to increased sales with one large customer in the United States combined with a new customer located in North America.

Royalty and Licensing Revenue

Royalty and licensing revenue primarily consists of shipments of licensed speech products. The table below sets forth royalty and licensing revenue in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended March 31,
			Dollar	Percent
	2007	2006	Change	Change

Royalty and licensing revenue	$6.1	$4.6	$1.5	32%

As a percentage of total revenue	92%	83%

Royalty and licensing revenue increased $1.5 million, or 32%, in the three months ended March 31, 2007 as compared to the three months ended March 31, 2006. The increase in royalty and licensing revenue was primarily due to increased volume of shipping product containing VoiceSignal technology from existing customers, as well as volume from a new customer acquired in September 2006. Two customers comprised 91% and 95% of royalty and licensing revenue for the three months ending March 31, 2007 and March 31, 2006, respectively.

Professional Services

Professional services revenue primarily consists of consulting and implementation services. The table set forth below presents professional services in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended March 31,
			Dollar	Percent
	2007	2006	Change	Change

Professional services revenue	$0.5	$0.9	$(0.4)	(46)%

As a percentage of total revenue	8%	17%

Professional services revenue decreased $0.4 million, or 46%, in the three months ended March 31, 2007 as compared to the three months ended March 31, 2006. The decrease in professional services revenue was primarily due to the combination of (1) an unusually high number of integrations for the three months ended March 31, 2006, and (2) a decrease in the average billable hourly rate as compared to the three months ended March 31, 2006. Two customers comprised 78% and 100% of professional services revenue for the three months ending March 31, 2007 and March 31, 2006, respectively. As certain other VoiceSignal customers begin to perform more of the integration services using their own internal resources, VoiceSignal’s professional service revenue from these customers decreases.

Cost of Royalties and Licensing

Cost of revenue from amortization of intangible assets primarily consists of amortization of intellectual property that was purchased for use in VoiceSignal’s products. The table set forth below presents cost of royalties and licensing in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended March 31,
			Dollar	Percent
	2007	2006	Change	Change

Cost of revenue from amortization of intangible assets	$0.13	$0.12	$0.01	(8)%

As a percentage of total revenue	2%	2%

Cost of amortization of intangible assets increased $0.01 million, or 8%, in the three months ended March 31, 2007 as compared to the three months ended March 31, 2006. The increase in cost of amortization of intangible assets was primarily due to additional intellectual property purchased in October 2006 which began to be amortized when purchased.

Cost of Professional Services

Cost of professional services primarily consists of compensation for integration support personnel and overhead. The table set forth below presents professional services in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended March 31,
			Dollar	Percent
	2007	2006	Change	Change

Cost of professional services	$0.3	$0.4	$(0.1)	(25)%

As a percentage of total revenue	5%	7%

Cost of professional services decreased $0.1 million, or 25% in the three months ended March 31, 2007 as compared to the three months ended March 31, 2006. The decrease in cost of professional services was primarily due to an unusually high number of integrations for the three months ended March 31, 2006 as several customers were uploading VoiceSignal’s product on to new platforms.

Research and Development Expense

Research and development expense primarily consists of salaries and benefits, overhead, as well as share-based payments relating to VoiceSignal’s research and engineering staff. The table below shows research and development expense, in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended March 31,
			Dollar	Percent
	2007	2006	Change	Change

Total research and development expense	$1.7	$1.5	$0.2	12%

As a percentage of total revenue	26%	28%

Research and development expense increased $0.2 million or 12%, for the three months ended March 31, 2007, as compared to the same period ended March 31, 2006. The increase in research and development expense was primarily due to an increase in compensation related expenses associated with increased average headcount of five employees. While continuing to increase in absolute dollars, research and development expense decreased as a percentage of total revenue from 28% in the three months ended March 31, 2006 to 26% for the three months ended March 31, 2007.

VoiceSignal believes that the development of new products and the enhancement of existing products are essential to its success. Accordingly, VoiceSignal plans to continue to invest in research and development activities. To date, VoiceSignal has not capitalized any internal development costs as the cost incurred after technological feasibility but before release of products has not been significant. While VoiceSignal will continue to invest in research and development in fiscal 2007, VoiceSignal expects research and development expenses to decline as a percentage of revenue.

Sales and Marketing Expense

Sales and marketing expense includes salaries and benefits, share-based payments, commissions, public relations, tradeshows and other costs of marketing programs, travel expenses associated with VoiceSignal’s sales organization and overhead. The table set forth below shows sales and marketing expense in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended March 31,
			Dollar	Percent
	2007	2006	Change	Change

Total sales and marketing expense	$1.2	$1.0	$0.2	22%

As a percentage of total revenue	19%	19%

Sales and marketing expense increased $0.2 million, or 22%, for the three months ended March 31, 2007, as compared to the same period ended March 31, 2006. The increase in sales and marketing expense was primarily due to an increase in compensation related expenses, including salaries and commissions. While continuing to increase in absolute dollars, sales and marketing expense decreased as a percent of total revenue.

General and Administrative Expense

General and administrative expense primarily consists of personnel costs for administration, finance, human resources, information systems, facilities and general management, and fees for external professional advisors including accountants and attorneys. The table set forth below shows general and administrative expense in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended March 31,
			Dollar	Percent
	2007	2006	Change	Change

Total general and administrative expense	$1.3	$1.1	$0.2	18%

As a percentage of total revenue	20%	21%

General and administrative expense increased $0.2 million, or 18%, for the three months ended March 31, 2007, as compared to the same period ended March 31, 2006. The increase in general and administrative expense was due primarily to an increase in compensation related expense for increased headcount and increased costs from VoiceSignal’s foreign offices. Head count increased by one employee and VoiceSignal opened one new international office and expanded another office from three to five employees. While general and administrative expense increased in absolute dollars, the expense decreased as a percent of total revenue.

Benefit for Income Taxes

The table set forth below shows the benefit for income taxes in absolute dollars and the effective income tax rate (dollars in millions):

	Three Months Ended March 31,
			Dollar	Percent
	2007	2006	Change	Change

Income tax benefit	$0.34	$0.03	$0.31	1,033%

Effective income tax rate	18%	2%

The benefit for income taxes includes a decrease in the valuation allowance of approximately $0.9 million and $0.5 million for the periods ended March 31, 2007 and 2006, respectively due to the increased likelihood that VoiceSignal would generate sufficient taxable income to utilize a portion of the net deferred income tax recorded.

The difference between VoiceSignal’s effective income tax rate and the federal statutory rate of 35% is due primarily to the change in its valuation allowance with respect to certain deferred tax assets, state income taxes, and the disallowance for tax purposes of certain share-based compensation charges.

The tax benefit also includes state and foreign tax expense as determined on a legal entity and tax jurisdiction basis.

Comparison of Years Ended December 31, 2006, 2005 and 2004

Revenue

The table below sets forth, as a percentage of total revenue, certain selected financial data for the periods indicated:

	Year Ended December 31,
	2006	2005	2004

Revenue:
Royalties and licensing	87.5%	85.7%	87.2%
Professional services	12.5	14.3	12.8

Total revenue	100.0	100.0	100.0

Costs and expenses:
Cost of amortization of intangible assets	1.9	0.0	0.0
Cost of professional services	5.5	11.3	6.6

Gross margin	92.6	88.7	93.4

Research and development	24.4	45.6	54.8
Sales and marketing	17.1	34.7	41.9
General and administrative	21.8	36.6	36.7

Total operating expenses	64.7	64.7	68.2

Income from operations	29.3	(28.1)	(40.0)
Interest income, net	0.0	1.8	0.6

Income before income taxes	29.2	(26.4)	(39.4)
Income tax benefit	0.8	27.3	0.0

Net income	30.0%	1.0%	(39.4)%

Total Revenue

The table below shows total revenue in absolute dollars and percentage change (dollars in millions):

	Three Years Ended December 31,
				% Change	% Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

North America	$12.1	$4.7	$1.3	156%	262%
International	$12.5	$7.0	$6.2	78%	13%

Total revenue	$24.6	$11.7	$7.5	110%	57%

Fiscal 2006 Compared to Fiscal 2005

Total revenue for fiscal year 2006 increased by $12.9 million, or 110%, as compared to the fiscal year 2005. The increase in total revenue was primarily due to increased volume of shipping product containing VoiceSignal’s technology from VoiceSignal’s two largest customers. These two customers comprised 94% and 87% of total revenue for fiscal years 2006 and 2005, respectively. VoiceSignal expects volume will continue to increase for these two customers in 2007.

Based on the location of the customers, the geographic split in fiscal 2006 was 49% of total revenue in North America and 51% internationally. This compares to 40% of total revenue in North America and 60% internationally for fiscal 2005. The increase in revenue generated in North America was primarily due to increased sales with one large customer in the United States combined with a new customer located in North America.

Fiscal 2005 Compared to Fiscal 2004

Total revenue for fiscal year 2005 increased by $4.3 million, or 57%, as compared to the fiscal year 2004. The increase in total revenue was primarily due to increased volume of shipping product containing VoiceSignal technology from VoiceSignal’s two largest customers. These two customers comprised 87% and 93% of total revenue for fiscal years 2005 and 2004, respectively. In addition, one customer who began shipping product late in fiscal 2004 increased its volume of shipping product in 2005.

Based on the location of the customers, the geographic split in fiscal 2005 was 40% of total revenue in North America and 60% internationally. This compares to 17% of total revenue in North America and 83% internationally for fiscal 2004. The increase in revenue generated in North America was primarily due to increased sales with one existing customer and one new customer located in the United States.

Royalty and Licensing Revenue

Royalty and licensing revenue primarily consists of shipments of licensed speech products. The table below sets forth royalty and licensing revenue in absolute dollars and as a percentage of total revenue (dollars in millions):

	Year Ended December 31,
				% Change	% Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

Royalty and licensing revenue	$21.5	$10.1	$6.5	114%	55%

As a percentage of total revenue	87%	86%	87%

Fiscal 2006 Compared to Fiscal 2005

Royalty and licensing revenue for fiscal year 2006 increased by $11.5 million, or 114%, as compared to the fiscal year 2005. The increase in royalty and licensing revenue in 2006 was primarily due to increased volume of products containing VoiceSignal technology shipped by VoiceSignal’s two largest customers. These two customers comprised 94% and 87% of royalty and licensing revenue for fiscal years 2006 and 2005, respectively.

Fiscal 2005 Compared to Fiscal 2004

Royalty and licensing revenue for fiscal year 2005 increased by $3.5 million, or 55% as compared to the fiscal year 2004. The increase in royalty and licensing revenue was primarily due to increased volume of shipping product containing VoiceSignal technology by VoiceSignal’s two largest customers. These two customers comprised 87% and 93% of royalty and licensing revenue for fiscal years 2005 and 2004, respectively. In addition, one customer who began shipping product late in fiscal 2004 increased the volume of shipping product containing VoiceSignal technology as well.

Professional Services

Professional services revenue primarily consists of consulting and implementation services. The table below shows professional services in absolute dollars and as a percentage of total revenue (dollars in millions):

	Year Ended December 31,
				% Change	% Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

Professional services revenue	$3.1	$1.7	$1.0	83%	76%

As a percentage of total revenue	13%	14%	13%

Fiscal 2006 Compared to Fiscal 2005

Professional services revenue for fiscal year 2006 increased by $1.4 million, or 83%, as compared to the fiscal year 2005. The increase in professional services revenue was primarily due to an increase in the number of product integrations performed for VoiceSignal customers in 2006. Two customers comprised 97% and 92% of professional services revenues for fiscal years 2006 and 2005, respectively.

Fiscal 2005 Compared to Fiscal 2004

Professional services revenue for fiscal year 2005 increased by $0.7 million, or 76% as compared to the fiscal year 2004. The increase in professional services revenue was primarily due to an increase in the number of product integrations performed for VoiceSignal customers in 2005. Two customers comprised 92% and 97% of professional services revenue for fiscal years 2005 and 2004, respectively.

Cost of Revenue from Amortization of Intangible Assets

Cost of revenue from amortization of intangible assets primarily consists of amortization of intellectual property that was purchased for use in VoiceSignal’s products. The table set forth below presents cost of revenue from amortization of intangible assets in absolute dollars and as a percentage of total revenue (dollars in millions):

	Year Ended December 31,
				% Change	% Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

Cost of revenue from amortization of intangible assets	$0.5	$0.0	$0.0	n/a	n/a

As a percentage of total revenue	2%	0%	0%

Fiscal 2006 Compared to Fiscal 2005

Cost of revenue from amortization of intangible assets for fiscal year 2006 was $0.5 million. There were no cost of royalties and licensing for fiscal years 2005 and 2004. The intellectual property that is amortized was first purchased in December of 2005 and put into service in January 2006 and therefore there was no amortization prior to 2006.

Fiscal 2005 Compared to Fiscal 2004

There were no cost of royalties and licensing for fiscal years 2005 and 2004. The intellectual property that is amortized was first purchased in December of 2005 and put into service in January 2006. As a result, there was no amortization prior to 2006.

Cost of Professional Services

Cost of professional services primarily consists of compensation for integration support personnel and overhead. The table set forth below presents professional services in absolute dollars and as a percentage of total revenue (dollars in millions):

	Year Ended December 31,
				% Change	% Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

Cost of professional services revenue	$1.4	$1.3	$0.5	8%	168%

As a percentage of total revenue	6%	11%	7%

Fiscal 2006 Compared to Fiscal 2005

Cost of professional services for fiscal year 2006 increased by $0.1 million, or 8%, as compared to the fiscal year 2005. Cost of professional services was relatively flat compared to 2005 as VoiceSignal’s customer mix was consistent for both years. The growth in total revenue was driven primarily by higher volume of individual products and not a significant increase in the number of integrations. VoiceSignal’s major customers have moved to a model where they assume more of the integration effort and require less assistance from VoiceSignal.

Fiscal 2005 Compared to Fiscal 2004

Cost of professional services for fiscal year 2005 increased by $0.8 million, or 168%, as compared to the fiscal year 2004. The increase in cost of professional services was primarily due to a high number of integrations of VoiceSignal’s product on to new platforms. In late 2004, VoiceSignal signed a contract amendment with a customer which guaranteed certain minimum volume levels for 2005 and 2006. This customer initiated many integrations to assure that they would hit those volumes.

Research and Development Expense

Research and development expense primarily consists of salaries and benefits, overhead, as well as share-based payments relating to VoiceSignal’s research and engineering staff. The table below sets forth research and development expense, in absolute dollars and as a percentage of total revenue (dollars in millions):

	Year Ended December 31,
				% Change	% Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

Total research and development expense	$6.0	$5.4	$4.1	12%	31%

As a percentage of total revenue	24%	46%	55%

Fiscal 2006 Compared to Fiscal 2005

Research and development expense for fiscal year 2006 increased by $0.6 million, or 12%, as compared to the fiscal year 2005. The increase in research and development expenses was primarily due to an increase in compensation-related expense associated with increased average headcount of seven additional employees. At the end of fiscal 2006, VoiceSignal had 57 research and development employees as compared to 54 at the end of fiscal 2005.

Fiscal 2005 Compared to Fiscal 2004

Research and development expense for fiscal year 2005 increased by $1.3 million, or 31%, as compared to the fiscal year 2004. The increase in research and development expenses was primarily due to an increase in compensation-related expense associated with increased average headcount of 16 employees. At the end of fiscal 2005, VoiceSignal had 54 research and development employees as compared to 33 at the end of fiscal 2004.

Sales and Marketing Expense

Sales and marketing expense includes salaries and benefits, share-based payments, commissions, public relations, tradeshows and other costs of marketing programs, travel expenses associated with the Company’s sales organization and overhead. The table below shows sales and marketing expense in absolute dollars and as a percentage of total revenue (dollars in millions):

	Year Ended December 31,
				% Change	% Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

Total sales and marketing expense	$4.2	$4.1	$3.1	4%	30%

As a percentage of total revenue	17%	35%	42%

Fiscal 2006 Compared to Fiscal 2005

Sales and marketing expense for fiscal year 2006 increased by $0.1 million, or 4%, as compared to the fiscal year 2005. The increase in sales and marketing expenses was primarily due to an increase in compensation related expense associated with increased average headcount of one employee. At the end of fiscal 2006 VoiceSignal had 15 sales and marketing employees as compared to 14 at the end of fiscal 2005.

Fiscal 2005 Compared to Fiscal 2004

Sales and marketing expense for fiscal year 2005 increased by $1.0 million, or 30%, as compared to the fiscal year 2004. The increase in sales and marketing expenses was primarily due to an increase in compensation-related expense associated with additional international hiring. In addition, VoiceSignal opened several international sales offices during 2005 which resulted in higher expenses as compared to 2004. The average increase in headcount was six employees. At the end of fiscal 2005 VoiceSignal had 14 sales and marketing employees as compared to 9 at the end of fiscal 2004.

General and Administrative Expense

General and administrative expense primarily consists of personnel costs for administration, finance, human resources, information systems, facilities and general management, and fees for external professional advisors including accountants and attorneys. The table below shows general and administrative expense in absolute dollars and as a percentage of total revenue (dollars in millions):

	Year Ended December 31,
				% Change	% Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

Total general and administrative expense	$5.4	$4.3	$2.7	25%	57%

As a percentage of total revenue	22%	37%	37%

Fiscal 2006 Compared to Fiscal 2005

General and administrative expense for fiscal year 2006 increased by $1.1 million, or 25%, as compared to the fiscal year 2005. The increase in general and administrative expenses was primarily due to an increase in legal costs associated with the various litigation matters in which VoiceSignal is involved, as well as an increase in compensation-related expense associated with increased average headcount. Expenses associated with litigation costs were $2.4 million in 2006 as compared to $1.7 million in 2005. At the end of fiscal 2006, VoiceSignal had 10 general and administrative employees as compared to 9 at the end of fiscal 2005.

Fiscal 2005 Compared to Fiscal 2004

General and administrative expense for fiscal year 2005 increased by $1.6 million, or 57%, as compared to the fiscal year 2004. The increase in general and administrative expenses was primarily due to an increase in legal costs associated with the various litigation matters in which VoiceSignal is involved, increased patent prosecution costs to protect the Company’s intellectual property, and an increase in compensation-related expense associated with increased average headcount. Expenses associated with litigation costs were $1.7 million in 2005 as compared to $0.5 million in 2004. At the end of fiscal 2005, VoiceSignal had 9 general and administrative employees as compared to 7 at the end of fiscal 2004.

Benefit for Income Taxes

The table below shows the provision for income taxes in absolute dollars and the effective income tax rate (dollars in millions):

	Year Ended December 31,
				% Change	% Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

Income tax benefit	$0.2	$3.2	$0.0	94%	N/A

Effective income tax rate	3%	104%	0%

The benefit for income taxes includes a decrease in the valuation allowance of approximately $3.4 million in 2006 and $2.0 million in 2005 and an increase in the valuation allowance of approximately $1.7 million in 2004.

The difference between VoiceSignal’s effective income tax rate and the federal statutory rate of 35% is due primarily to changes in Voice Signal’s valuation allowance with respect to certain deferred tax assets, state income taxes, and the disallowance for tax purposes of certain share-based compensation charges.

The tax provision also includes state and foreign tax expense as determined on a legal entity and tax jurisdiction basis.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents totaled $1.9 million as of March 31, 2007, a decrease of $2.1 million as compared to $4.0 million as of December 31, 2006. This decrease was composed of cash used in operating activities of $1.9 million and cash used in investing of $0.2 million. VoiceSignal’s working capital was $10.7 million at March 31, 2007 and the accumulated deficit was $23 million. Cash and cash equivalents totaled $4.0 million as of December 31, 2006, an increase of $3.7 million as compared to $0.3 million as of December 31, 2005. This increase was composed of cash provided by operating activities of $1.1 million and cash provided by investing activities of $2.6 million. VoiceSignal’s working capital was $8.7 million at December 31, 2006 and its accumulated deficit was $24.8 million. VoiceSignal does not expect that its accumulated deficit will impact its future ability to operate given its strong cash and financial position.

Cash provided by (used in) operating activities

Cash used in operating activities for the three months ended March 31, 2007 was $1.9 million, an increase of $0.2 million, or 12%, as compared to net cash used in operating activities of $1.7 million for the three months ended March 31, 2006. The increase was due to a $2.8 million, or 1229%, increase in accounts receivable. This amount was $3.1 million compared to $0.2 million in the comparable period in fiscal 2006. The increase in accounts receivable was primarily due to a payment that was due in the three months ended March 31, 2007 that was received after the period then ended.

Cash provided by operating activities for 2006 was $1.1 million, a decrease of $4.5 million, or 81%, as compared to net cash provided by operating activities of $5.6 million in 2005. Cash provided by operating activities was comprised of $7.4 million in net income and $0.8 million amortization and depreciation partially offset by a decrease in net working capital of $7.1 million. The decrease in net working capital was primarily due to changes in deferred revenue of $4.8 million and accounts receivable of $2.7 million. The primary reason for the significant changes in deferred revenue and accounts receivable as compared to the 2005 balances is that the Company received a payment in 2005 of $10.4 million for services to be provided for several years which increased its 2005 deferred revenue balance.

Cash provided by operating activities for 2005 was $5.6 million, an increase of $9.5 million, or 243%, as compared to net cash used in operating activities of $3.9 million in 2004. The increase was primarily composed of changes in net working capital of $9.6 million as compared to 2004 partially offset by 2006 income of $0.1 as compared to 2004 net loss of $2.9. The primary reasons for the increase of cash provided by changes in net working capital were from changes in accounts receivable and deferred revenue. In 2005 deferred revenue and accounts receivable added $7.0 million and $2.0 million, respectively to cash provided by operating activities. In 2004, cash used in operations included accounts receivable of $5.2 million and cash provided by deferred revenue of $3.1 million. In 2005, the Company received a payment of $10.4 million from one customer for services to be provided for several years which increased its 2005 deferred revenue balance.

Cash provided by (used in) investing activities

Cash used in investing activities for the three months ended March 31, 2007 was $0.2 million, as compared to net cash provided by investing activities of $2.0 million for the three months ended March 31, 2006. The change in cash used in investing activities was primarily driven by the net cash provided by the redemption of short-term investments in the fiscal 2006 period of $2.1 million.

Cash provided by investing activities for 2006 was $2.6 million as compared to net cash used in investing activities of $7.2 million for 2005. The change in cash provided by investing activities was primarily caused by the redemption of approximately $3 million of short-term investments in 2006 that had been purchased in 2005. In 2005, cash used in investing activities included approximately $6 million for the purchase of short-term investments, and a $0.7 million use of cash for the purchase of a data license.

Cash used in investing activities for 2005 was $7.2 million as compared to $0.2 million for 2004. The change in cash used in investing activities was primarily caused by the purchase of approximately $6 million of short-term investments in 2005. In 2005, cash used in investing activities also included $0.7 million outflow of cash for the purchase of a data license

Cash provided by (used in) financing activities

Cash provided by financing activities was less than $0.1 million for each of the three months ended March 31, 2007 and 2006 and primarily consisted of cash received for exercise of stock options. Cash provided by financing activities was less than $0.1 million for both 2006 and 2005 and primarily consisted of cash received for exercise of stock options. Cash provided by financing activities in 2005 was less than $0.1 million as compared to $1.0 million in 2004. Cash provided by financing activities in 2004 included $0.9 million for the issuance of preferred stock.

Cash and cash equivalents totaled $4.0 million as of December 31, 2006, an increase of $3.7 million as compared to $0.3 million as of December 31, 2005. This increase was composed of cash provided by operating activities of $1.1 million and cash provided by investing of $2.6 million. VoiceSignal’s working capital was $8.7 million at December 31, 2006 and its accumulated deficit was $24.8 million.

VoiceSignal does not expect its accumulated deficit will impact its future ability to operate given its strong cash and financial position.

Credit Facility

In November 2006, the Company entered into an agreement with a financial institution to provide a revolving line of credit with a borrowing base of $1,500,000 plus 80% of the Company’s accounts receivable balance billed within the prior 90 days, up to a total available balance of $5,000,000. Borrowings under the line of credit bear interest at the bank’s prime rate plus one-half of one percent (8.75% at March 31, 2007). As of March 31, 2007, the Company had no borrowings under this revolving line of credit.

The line of credit has an original term of 24 months and is subject to certain restrictive covenants. The most significant covenants relate to maintaining certain financial ratios, prohibiting change of control without the consent of the bank, requiring certain periodic reporting and limiting certain other transactions.

Off-Balance Sheet Arrangements, Contractual Obligations, Contingent Liabilities and Commitments

Contractual Obligations

The Company leases certain offices at the Woburn location that requires future increases in the minimum base rent. Minimum lease payments through the expiration of the lease are as follows (in thousands):

Remaining in 2007	$200
2008	$274
2009	$137

Total	$611

Off-Balance Sheet Arrangements

Through March 31, 2007, VoiceSignal has not entered into any off-balance sheet arrangements or material transactions with unconsolidated entities or other persons.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, VoiceSignal evaluates its estimates and judgments, in particular those related to revenue recognition; software development costs; assumptions used in valuing stock-based compensation instruments; evaluating loss contingencies; and valuation allowances for deferred tax assets. Actual amounts could differ significantly from these estimates. VoiceSignal’s management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

VoiceSignal believes the following critical accounting policies most significantly affect the portrayal of its financial condition and results of operations and require VoiceSignal’s most difficult and subjective judgments.

Revenue Recognition.  In accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position, or SOP, No. 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Software Revenue Recognition, With Respect to Certain Transactions,” revenue from sales of software products is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant Company obligations with regard to the product’s functionality remain, the fee is fixed or determinable and collectibility is probable. VoiceSignal’s software arrangements generally contain multiple elements such as royalty fees, professional services, and licenses fees. VoiceSignal has not established the fair values of the elements based on vendor specific objective evidence in the multiple element contracts. For those arrangements that require the customers to make large initial payments under multiple element contracts, VoiceSignal recognizes the revenue from the initial payments ratably over the period VoiceSignal expects to provide services, which is either the term of the respective agreement or the units shipped, provided the agreement specifies a fixed number of units. Additional payments received from customers during the term of the contracts for professional services or royalties are recognized as the services are provided or units are shipped to the customer, provided all other elements are delivered.

Non-software revenue is recognized in accordance with, the Securities and Exchange Commission’s Staff Accounting Bulletin, or SAB, 104, “Revenue Recognition in Financial Statements.” Under SAB 104, VoiceSignal recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fees are fixed or determinable and (iv) collectibility is reasonably assured.

VoiceSignal’s revenue recognition policies require management to make significant estimates. VoiceSignal’s management analyzes various factors, including a review of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized and thus affects the results of operations and financial condition.

Research and Development Costs.  VoiceSignal accounts for the internal costs relating to research and development activities in accordance with SFAS 2, “Accounting for Research and Development Costs,” and SFAS 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Research and development costs incurred for new software products and enhancements to existing products, other than certain software development costs that qualify for capitalization, are expensed as incurred. Software development costs incurred subsequent to the establishment of technological feasibility, but prior to the general release of the product, are capitalized and amortized to cost of revenue over the estimated useful life of the related products. Judgment is required in determining when technological feasibility of a product is established. VoiceSignal has determined that technological feasibility for its software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established have not been material, and accordingly, VoiceSignal has expensed the internal costs relating to research and development when incurred.

Accounting for Share-Based Payments.  VoiceSignal accounts for share-based payments in accordance with SFAS 123(R), “Share-Based Payment.” Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period which is generally the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including determining the fair value of the underlying stock, estimating expected dividends, share price volatility and the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, share-based compensation expense and results of operations could be materially impacted.

Income Taxes.  Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. VoiceSignal does not provide for U.S. income taxes on the undistributed earnings of its foreign subsidiaries, which it considers to be indefinitely reinvested outside of the U.S. in accordance with Accounting Principles Board (APB) Opinion No. 23, “Accounting for Income Taxes — Special Areas.”

VoiceSignal makes judgments regarding the realizability of its deferred tax assets. In accordance with SFAS 109, “Accounting for Income Taxes,” the carrying value of the net deferred tax assets is based on the belief that it is more likely than not that the Company will generate sufficient future taxable income to realize these deferred tax assets after consideration of all available evidence. VoiceSignal regularly reviews its deferred tax assets for recoverability considering historical profitability, projected future taxable income, and the expected timing of the reversals of existing temporary differences and tax planning strategies.

Valuation allowances have been established for U.S. deferred tax assets, which VoiceSignal believes does not meet the “more likely than not” criteria established by SFAS 109. If VoiceSignal is subsequently able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been established, then VoiceSignal may be required to recognize these deferred tax assets through the reduction of the valuation allowance which would result in a material benefit to VoiceSignal’s results of operations in the period in which the benefit is determined, excluding the recognition of the portion of the valuation allowance which relates to net deferred tax assets acquired in a business combination and created as a result of share-based payments. The recognition of the portion of the valuation allowance which relates to net deferred tax assets resulting from share-based payments will be recorded as additional paid-in-capital; the recognition of the portion of the valuation allowance which relates to net deferred tax assets acquired in a business combination will reduce goodwill, other intangible assets, and to the extent remaining, the provision for income taxes. Under the provisions of the Internal Revenue Code, certain substantial changes in VoiceSignal’s ownership may result in a limitation on the amount of net operating carry forwards, which can be used in future years.

Loss Contingencies.  VoiceSignal is subject to legal proceedings, lawsuits and other claims relating to labor, service and other matters arising in the ordinary course of business, as discussed in Note 8 of VoiceSignal Notes to the Consolidated Financial Statements. Quarterly, VoiceSignal reviews the status of each significant matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, VoiceSignal accrues a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, VoiceSignal reassesses the potential liability related to its pending claims and litigation and may revise its estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, or FIN 48, “Accounting for Income Tax Uncertainties,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold of more-likely-than-not and a measurement attribute on all tax positions taken or expected to be taken in a tax return in order to be recognized in the financial statements. In making this assessment, a company must determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based solely on the technical merits of the position and that the tax position will be examined by appropriate taxing authority that would have full knowledge of all relevant information. Once the recognition threshold is met, the tax position is then measured to determine the actual amount of benefit to recognize in the financial statements. In addition, the recognition threshold of more-likely-than-not must continue to be met in each reporting period to support continued recognition of the tax benefit. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the financial reporting period in which that threshold is no longer met. VoiceSignal adopted FIN 48 effective January 1, 2007, and there was no impact to VoiceSignal’s financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and volatility in earnings caused by measuring related assets and liabilities differently. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year, provided that the entity makes that choice in the first 120 days of that fiscal year. VoiceSignal is currently evaluating the impact, if any, that SFAS 159 may have on its consolidated financial statements.

DESCRIPTION OF NUANCE CAPITAL STOCK

Nuance is authorized to issue 560,000,000 shares of common stock, $0.001 par value, and 40,000,000 shares of preferred stock, $0.001 par value. The following description of Nuance capital stock is subject to and qualified in its entirety by Nuance’s certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this joint information statement/prospectus forms a part, and by the applicable provisions of Delaware law.

Common Stock

As of April 30, 2007, there were 176,390,889 shares of Nuance common stock outstanding, excluding shares of common stock held by Nuance in its treasury, and 3,132,119 shares of common stock issued and held by Nuance in its treasury.

The holders of Nuance common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Nuance common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Nuance, the holders of Nuance common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. Nuance common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to Nuance common stock. The rights, preferences, and privileges of holders of Nuance common stock are subject to, and may be adversely affected by, the rights of holders of shares of Nuance preferred stock, as discussed below.

Preferred Stock

Nuance is authorized to issue up to 40,000,000 shares of preferred stock, par value $0.001 per share. Nuance has designated 100,000 shares as Series A participating preferred stock and 15,000,000 shares as Series B preferred stock. The Series B preferred stock is convertible into shares of common stock on a one-for-one basis. The Series B preferred stock has a liquidation preference of $1.30 per share plus all declared but unpaid dividends. The holders of Series B preferred stock are entitled to non-cumulative dividends at the rate of $0.05 per annum per share, payable when, and if declared by the board of directors. To date, no dividends have been declared by the board of directors. Holders of Series B preferred stock have no voting rights, except those rights provided under Delaware law. The Company has reserved 3,562,238 shares of its common stock for issuance upon conversion of the Series B preferred stock. The undesignated shares of preferred stock will have rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Nuance board of directors upon issuance of the preferred stock.

Nuance preferred stock may have the effect of delaying, deferring or preventing a change in control of Nuance without further action by the stockholders. Additionally, the issuance of preferred stock may adversely affect the rights of the holders of common stock as follows:

•	Dividends. Nuance preferred stock is entitled to receive dividends out of any legally available assets, when and if declared by the Nuance board of directors and prior and in preference to any declaration or payment of any dividend on the common stock. In addition, after the first issuance of the Series A participating preferred stock, Nuance cannot declare a dividend or make any distribution on the common stock unless Nuance concurrently declares a dividend on such Series A participating preferred stock. Moreover, Nuance cannot pay dividends or make any distribution on the common stock as long as dividends payable to the Series A participating preferred stock are in arrears. With respect to the Series B preferred stock, Nuance cannot declare a dividend or make any distribution on the common stock unless full dividends on the Series B preferred stock have been paid or declared and the sum sufficient for the payment set apart.

•	Voting Rights. Each share of Series A participating preferred stock entitles its holder to 1,000 votes on all matters submitted to a vote of Nuance stockholders. In addition, the Series A participating preferred stock and the common stock holders vote together as one class on all matters submitted to a vote of our stockholders. The holders of Series B preferred stock are not entitled to vote on any matter (except as provided in Delaware law in connection with amendments to the Nuance certificate of incorporation that, among other things, would alter or change the rights and preferences of the class, in which case each share of Series B preferred stock would be entitled to one vote). However, the Series B preferred stock is convertible into common stock, and as a result, may dilute the voting power of the common stock.

•	Liquidation, Dissolution or Winding Up. The preferred stock is entitled to certain liquidation preferences upon the occurrence of a liquidation, dissolution or winding up of Nuance. If there are insufficient assets or funds to permit this preferential amount, then Nuance’s entire assets and all of our funds legally available for distribution will be distributed ratably among the preferred stockholders. The remaining assets, if any, will be distributed to the common stockholders on a pro rata basis.

•	Preemptive Rights. The Nuance Series A participating preferred stock and Series B preferred stock do not have any preemptive rights.

Options and Warrants

As of April 30, 2007, not more than 18,470,116 shares of Nuance common stock were reserved for issuance upon exercise of outstanding employee and director stock options to purchase shares of Nuance common stock. As of April 30, 2007, there were warrants outstanding to purchase an aggregate of 7,197,103 shares of Nuance common stock and 5,512,484 outstanding restricted stock units outstanding. Conversion of any or all of these options or warrants into shares of Nuance common stock will result in dilution to other holders of Nuance common stock.

Anti-Takeover Provisions

Certain provisions of Delaware law and the Nuance certificate of incorporation and bylaws could make the acquisition of Nuance by means of a tender offer, or the acquisition of control of Nuance by means of a proxy contest or otherwise more difficult. These provisions, summarized below, are intended to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of Nuance to negotiate with the Nuance board of directors. Nuance believes that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure Nuance outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law.  Nuance is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved by Nuance’s board of directors in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Other Provisions in the Nuance certificate of incorporation and bylaws.  The Nuance certificate of incorporation and bylaws provide other mechanisms that may help to delay, defer or prevent a change in control. For example, the Nuance certificate of incorporation provides that stockholders may not take action by written consent without a meeting, but must take any action at a duly called annual or special meeting.

This provision makes it more difficult for stockholders to take action opposed by the Nuance board of directors.

The Nuance certificate of incorporation does not provide for cumulative voting in the election of directors. Cumulative voting provides for a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on Nuance’s board of directors based on the number of shares of Nuance stock that such stockholder holds than if cumulative voting were permitted. The elimination of cumulative voting makes it more difficult for a minority stockholder to gain a seat on Nuance’s board of directors to influence the board of directors’ decision regarding a takeover.

Under the Nuance certificate of incorporation, 24,900,000 shares of preferred stock remain undesignated. The authorization of undesignated preferred stock makes it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of Nuance.

The Nuance bylaws contain advance notice procedures that apply to stockholder proposals and the nomination of candidates for election as directors by stockholders other than nominations made pursuant to the notice given by Nuance with respect to such meetings or nominations made by or at the direction of the board of directors.

Lastly, Nuance’s bylaws eliminate the right of stockholders to act by written consent without a meeting.

These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Nuance.

Transfer Agent and Registrar

The transfer agent and registrar for Nuance common stock is U.S. Stock Transfer Corporation.

MARKET FOR NUANCE’S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

Market Information

Nuance common stock trades on the NASDAQ Global Select Market under the symbol “NUAN.” The following table sets forth, for each quarter of Nuance’s fiscal years indicated, the high and low closing sales prices per Nuance common share, in each case as reported on the Nasdaq Global Select Market.

	High	Low

2005
First Quarter	$4.51	$3.28
Second Quarter	$4.80	$3.43
Third Quarter	$4.64	$3.42
Fourth Quarter	$5.35	$3.74
2006
First Quarter	$7.89	$4.60
Second Quarter	$12.04	$7.41
Third Quarter	$13.48	$7.37
Fourth Quarter	$10.39	$6.94
2007
First Quarter	$12.02	$7.64
Second Quarter	$16.63	$11.00
Third Quarter, through Market close on May 30, 2007	$17.20	$14.94

The high and low sale prices of Nuance common stock as of May 14, 2007, the date immediately prior to public announcement of the merger, were $15.49 and $15.23, respectively. In addition, as of June   , 2007, the high and low sale prices of Nuance common stock were $      and $     , respectively.

Holders

As of April 30, 2007, there were 1,173 stockholders of record of Nuance common stock.

None of the (i) persons who are known to be the beneficial owners of more than 5% of any class of Nuance’s equity securities, (ii) Nuance directors, and (iii) Nuance directors and officers as a group will acquire shares of Nuance common stock in connection with the merger. Completion of the merger and the issuance of Nuance common stock in the merger will not result in a change in the percentage of any class of Nuance equity securities beneficially owned by any of the foregoing persons that exceeds 1%.

Dividend Policy

Nuance has never declared or paid any cash dividends on its capital stock. Nuance currently expects to retain future earnings, if any, to finance the growth and development of Nuance’s business and does not anticipate paying any cash dividends in the foreseeable future. The terms of Nuance’s credit facility place restrictions on Nuance’s ability to pay dividends except for stock dividends.

PERFORMANCE GRAPH

The following performance graph compares the Company’s cumulative total return on its Common Stock for a 69-month period ended September 30, 2006 with the cumulative total return of the Russell 2000, and the S&P Information Technology indices assuming $100 was invested in the Company’s Common Stock and each of the indices on December 31, 2000. The measurement periods shown in the performance graph below correspond to the Company’s fiscal years ended December 31, 2001, 2002, 2003 and September 30, 2004, 2005 and 2006. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

Comparison of 5 Year Cumulative Total Return*
Among Nuance Communications, Inc., The Russell 2000 Index
and The S&P Information Technology Index

	Cumulative Total Return
	12/00	12/01	12/02	12/03	9/04	9/05	9/06
Nuance Communications, Inc.	100.00	917.24	1109.22	1134.81	870.31	1136.95	1742.75
Russell 2000	100.00	102.49	81.49	120.00	124.46	146.80	161.37
S&P Information Technology	100.00	74.13	46.40	68.31	61.70	70.00	72.28

* $100 invested on December 31, 2000 in stock or index-including reinvestment of dividends.

Quantitative and Qualitative Disclosures about Market Risk

Nuance is exposed to market risk from changes in foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. Nuance manages its exposure to these market risks through its regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.

Exchange Rate Sensitivity.  Nuance is exposed to changes in foreign currency exchange rates. Any foreign currency transaction, defined as a transaction denominated in a currency other than the U.S. dollar, will be reported in U.S. dollars at the applicable exchange rate. Assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date and income and expense items are translated at average rates for the period. The primary foreign currency denominated transactions include revenue and expenses and the resulting accounts receivable and accounts payable balances reflected on Nuance’s balance sheet. Therefore, the change in the value of the U.S. dollar as compared to foreign currencies will have either a positive or negative effect on Nuance’s financial position and results of operations. Historically, Nuance’s primary exposure has related to transactions denominated in the Euro, British Pound, Canadian Dollar, Japanese Yen, Israeli New Shekel, and Hungarian Forint.

Assuming a 10% appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates at September 30, 2006, the impact to Nuance’s revenue, operating results or cash flows could be adversely affected.

In certain instances, Nuance has entered into forward exchange derivative contracts to hedge against foreign currency fluctuations. In all cases, Nuance uses these derivative instruments to reduce its foreign exchange risk by essentially creating offsetting market exposures. The success of the hedging program depends on Nuance’s forecasts of transaction activity in the various currencies. Nuance does not use derivative instruments for trading or speculative purposes. At September 30, 2006, there were no outstanding derivative foreign exchange hedging instruments and Nuance did not enter into any forward exchange derivative contracts during fiscal 2006.

On November 3, 2003, Nuance entered into a forward exchange derivative contract to hedge its foreign currency exposure related to 3.5 million euros of inter-company receivables from its Belgian subsidiary to the United States. The contract had a one-year term that expired on November 1, 2004. On November 1, 2004, Nuance renewed this forward hedge contract; the renewed contract had a one-year term expiring on November 1, 2005; however it was cancelable at Nuance’s discretion. In February 2005, Nuance liquidated the contract. For fiscal year 2005 and 2004, Nuance realized a loss of $0.4 million, and recognized a gain of less than $0.1 million, respectively, related to this hedge.

On November 5, 2003, Nuance entered into a forward exchange derivative contract to hedge its foreign currency exposure related to 7.5 million Singapore Dollars of inter-company receivables from its Singapore subsidiary to the United States. The original contract expired on January 30, 2004, but was extended to October 29, 2004. The contract was terminated on October 29, 2004. Nuance realized a loss of approximately $0.2 million in connection with the termination of this hedge.

Interest Rate Sensitivity.  Nuance is exposed to interest rate risk as a result of its significant cash and cash equivalents, and the outstanding debt under its March 31, 2006 credit facility.

At September 30, 2006, Nuance held approximately $112.3 million of cash and cash equivalents primarily consisting of cash and money-market funds. Due to the low current market yields and the short-term nature of Nuance’s investments, a hypothetical change in market rates is not expected to have a material effect on the fair value of Nuance’s portfolio or results of operations.

At September 30, 2006, Nuance’s total outstanding debt balance exposed to variable interest rates was $353.2 million. To partially offset this variable interest rate exposure, Nuance entered into a $100 million interest rate swap derivative contract. The interest rate swap is structured to offset period changes in the variable interest rate without changing the characteristics of the underlying debt instrument. A hypothetical change in market rates would have a significant impact on the interest expense and amounts payable relating to the $253.2 million of debt that is not offset by the interest rate swap; assuming a 1.0% change in interest rates, the interest expense would increase $2.5 million per annum.

COMPARISON OF STOCKHOLDER RIGHTS

The following is a description of the material differences between the rights of holders of Nuance common stock and the rights of holders of VoiceSignal common stock. While we believe that this description covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the certificates of incorporation and bylaws of Nuance and VoiceSignal and it is qualified in its entirety by applicable Delaware law as well as by Nuance’s and VoiceSignal’s respective certificates of incorporation and bylaws. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. You should carefully read this entire joint information statement/prospectus and the other documents we refer to for a more complete understanding of the differences between being a stockholder of Nuance and being a stockholder of VoiceSignal. Nuance has filed with the SEC its certificate of incorporation and bylaws and will send copies of these documents to you upon your request. See the section of this joint information statement/prospectus entitled “Where You Can Find More Information.”

Nuance and VoiceSignal are both Delaware corporations. The rights of each company’s stockholders are generally governed by the law of the State of Delaware and each company’s certificate of incorporation and bylaws. Upon completion of the merger, stockholders of VoiceSignal will become stockholders of Nuance, and the Nuance certificate of incorporation and bylaws will govern the rights of former VoiceSignal stockholders. No changes to the Nuance certificate of incorporation or bylaws will be adopted in connection with the merger.

If you are a holder of shares of VoiceSignal preferred stock, you will be receiving shares of Nuance common stock in exchange for your shares of VoiceSignal preferred stock. As such, there are certain rights you will be foregoing as a holder of VoiceSignal preferred stock (which may further vary depending upon which series of VoiceSignal preferred stock you hold), including, without limitation, liquidation preferences and antidilution protection. In addition, if you are a holder of VoiceSignal Series C preferred stock or Series D preferred stock, you will also be giving up certain other rights, such as the right to vote as a separate class to elect one or more directors, certain protective provisions that may require your consent before various corporate actions are taken, the right to accrued dividends, and redemption rights.

Authorized Capital Stock

Nuance’s certificate of incorporation, as amended, authorizes the issuance of 600,000,000 shares of capital stock, consisting of:

•	560,000,000 shares of common stock, par value $0.001 per share; and

•	40,000,000 shares of preferred stock, par value $0.001 per share, 100,000 shares of which have been designated as Series A Participating Preferred Stock and 15,000,000 shares of which have been designated as Series B Preferred Stock.

VoiceSignal’s certificate of incorporation authorizes the issuance of 208,084,844 shares of capital stock consisting of:

•	128,000,000 shares of common stock, par value $0.001 per share; and

•	80,084,844 shares of preferred stock, par value $0.001 per share, 5,600,000 shares of which have been designated as Series A Preferred Stock, 1,820,000 shares of which have been designated as Series B Preferred Stock, 6,383,294 shares of which have been designated as Series C Preferred Stock and 66,281,550 shares of which have been designated as Series D Preferred Stock.

Board of Directors

Nuance’s certificate of incorporation provides that the number of directors comprising the Nuance board of directors shall be fixed, and may be changed from time to time, by an amendment to Nuance’s bylaws that has been duly adopted by the Nuance board of directors or by the Nuance stockholders. Nuance’s bylaws provide that the number of directors comprising the Nuance board of directors shall be determined by resolution of the Nuance board of directors or the Nuance stockholders. The Nuance board of directors currently has nine members.

VoiceSignal’s certificate of incorporation does not currently fix the number of directors comprising the VoiceSignal board of directors. VoiceSignal’s bylaws provide that the authorized number of directors will be not less than one nor more than thirteen. VoiceSignal’s bylaws provide that the exact number of directors comprising the VoiceSignal board of directors shall be determined by resolution of the VoiceSignal board of directors or the VoiceSignal stockholders. The VoiceSignal board of directors currently has seven members.

Removal of Directors

Each of Nuance’s and VoiceSignal’s bylaws provide that any director, or the entire board of directors, may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Filling Vacancies on the Board of Directors

Nuance’s bylaws provide that vacancies on the Nuance board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by the sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified or until their earlier resignation or removal.

VoiceSignal’s bylaws provide that vacancies on the VoiceSignal board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, and the director so chosen shall hold office until the term expires.

Stockholder Action by Written Consent

Nuance’s certificate of incorporation provides that no action required to be taken or that may be taken at any annual or special meeting of the Nuance stockholders may be taken without a meeting, and that the power of the Nuance stockholders to consent in writing without a meeting to the taking of action is specifically denied.

Nuance’s bylaws provide that special meetings of the Nuance stockholders may be called at any time by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of the stockholders owning not less than 10% of the entire capital stock of the corporation issued and outstanding and entitled to vote. Nuance’s bylaws provide that special meetings of the Nuance board of directors may be called at any time by the president, provided certain notice is given to each of the directors, and shall be called by the president or secretary on the written request of two directors, unless the board consists of only one director, in which case special meetings shall be called by the president or secretary on written request of the sole director.

VoiceSignal’s bylaws provide that stockholders of VoiceSignal may take any action required by law to be taken at any annual or special meeting of stockholders of VoiceSignal without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. VoiceSignal’s bylaws provide that special meetings of the VoiceSignal stockholders may be called by the board of directors, the chairman, if any, the president or any vice president. VoiceSignal’s bylaws provide that special meetings of the VoiceSignal board of directors for any purpose or purposes may be called at any time by the chairman of the board, the president, any two directors, or by the secretary on written request of two or more directors.

Amendment of Certificate of Incorporation

Nuance’s certificate of incorporation may be amended as provided by Delaware law; and all rights conferred upon stockholders therein are granted subject to this reservation; provided, however, that Nuance’s certificate of incorporation may not be amended in any manner which would materially alter or change the power, preferences or special rights of Nuance’s Participating Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the then outstanding shares of Nuance’s Series A Preferred Stock, voting as a separate class. As of the date hereof, no Nuance Series A Preferred Stock is issued or outstanding.

VoiceSignal’s certificate of incorporation may not be amended without the prior written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series C Preferred Stock and

Series D Preferred Stock voting together as a single class, and in no event shall be amended in any manner which would seek to avoid the observance or performance of any of the terms to be observed or performed thereunder.

Amendment of Bylaws

Nuance’s certificate of incorporation provides that the Nuance board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of Nuance’s bylaws.

Nuance’s bylaws provide that, except for Section 7 of Article VII (Prohibitions on Toxics), Nuance’s bylaws may be altered, amended or repealed or new bylaws adopted by Nuance stockholders or the Nuance board of directors, when such power is conferred upon the board of directors by the certificate of incorporation.

VoiceSignal’s bylaws provide that, except for Section 7.6 (Amendment to Indemnification), VoiceSignal’s bylaws may be adopted, amended or repealed at any meeting of the board of directors upon notice thereof or at any meeting of the stockholder by vote of the holders of the majority of the stock issued and outstanding and entitled to vote at such meeting; provided, however, that the board of directors may not amend or repeal Article 8.1 (Amendments) or any provision of the bylaws which by applicable law, the certificate of incorporation or the bylaws requires action by stockholders.

Indemnification of Officers and Directors

Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person against liability under Section 145.

Each of Nuance and VoiceSignal’s certificates of incorporation contains a provision eliminating the personal liability of its directors to the company or its stockholders for monetary damages for breach of fiduciary duty as a director. Nuance’s certificate of incorporation further provides that Nuance is authorized to provide, to the fullest extent permitted by applicable law, indemnification for its agents through bylaw provisions, agreements with such agents, vote of stockholders or disinterested directors or otherwise, with respect to actions for breach of duty to Nuance, it stockholders and others.

The bylaws of Nuance generally provide for the mandatory indemnification of, and payment of expenses incurred by, its directors and officers to the fullest extent permitted by applicable law unless the proceedings were initiated by the director or officer that was not authorized by the board of directors. The bylaws of VoiceSignal generally provide for the indemnification of, and payment of expenses incurred by, its directors, officers, employees and agents to fullest extent permitted by applicable law. Nuance and VoiceSignal have also entered into indemnification agreements with their respective directors and officers.

In addition, in accordance with the terms of the merger agreement and upon completion of the merger, Nuance has agreed, as permitted by law, to fulfill and honor the obligations of VoiceSignal pursuant to any indemnification agreements between VoiceSignal and its directors, officers, employees and agents. Subject to the limitations contained in the merger agreement, Nuance has also agreed for a period of six years after the effective time of the merger, to maintain directors’ and officers’ liability insurance covering those persons who were covered by VoiceSignal directors’ and officers’ liability insurance policy as of the effective time of the merger, on comparable terms to those applicable as of the effective time of the merger to VoiceSignal directors and officers and covering all periods prior to the effective time of the merger.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the shares of Nuance common stock offered by this joint information statement/prospectus will be passed upon for Nuance by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting of Nuance Communications, Inc. included in this joint information statement/prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the joint information statement/prospectus, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

Voice Signal Technologies, Inc.’s consolidated financial statements as of December 31, 2006 and 2005, and for each of the years in the three year period ended December 31, 2006 included herein have been audited by Vitale, Caturano, & Company, Ltd., independent accountants, as indicated in their report with respect, thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

The consolidated financial statements of Bluestar Resources Limited at December 31, 2006 and 2005, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by S.R. Batliboi & Associates (a member firm of Ernst & Young Global), independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The audited financial statements of Dictaphone Corporation included in this joint information statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated statements of operations, changes in stockholders’ equity and cash flows of Dictaphone Corporation and its subsidiaries for the year ended December 31, 2003 appearing in this joint information statement/prospectus, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report with respect thereto, and have been included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and the related financial statement schedule as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 of Former Nuance Communications, Inc. included in this joint information statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements of Phonetic Systems Ltd. as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 included in this joint information statement/prospectus have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, as stated in their report, in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Nuance has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Nuance common stock to be issued to VoiceSignal stockholders pursuant to the merger. This joint information statement/prospectus constitutes the prospectus of Nuance filed as part of the registration statement. The registration statement and its exhibits are available for inspection and copying as set forth below.

In addition, Nuance files annual, quarterly and current reports, proxy and information statements and other information with the SEC under the Exchange Act of 1934. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza
Room 1024
450 Fifth Street, N.W.
Washington, D.C. 20549

Reports, proxy statements and other information concerning Nuance may be inspected at:

The National Association of Securities Dealers
1735 K Street, N.W.
Washington, D.C. 20006

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a Website that contains reports, proxy statements and other information regarding each of us. The address of the SEC web site is http://www.sec.gov.

You may also obtain these documents by requesting them in writing or by telephone from Nuance at:

Nuance Communications, Inc.
1 Wayside Road
Burlington, Massachusetts 01803
(781) 565-5000
Attention: Garrison Smith

Additionally, VoiceSignal stockholders should call Damon Pender, Vice President of Finance at (781) 970-5200 with any questions about the merger.

Information on Nuance Web Site

Information on any Nuance Internet web site is not part of this document and you should not rely on that information in deciding whether to approve the share issuance, unless that information is also in this joint information statement/prospectus or in a document that is incorporated by reference in this joint information statement/prospectus.

Information on VoiceSignal Web Site

Information on any VoiceSignal Internet web site is not part of this document and you should not rely on that information in deciding whether to adopt the merger agreement and approve the transactions contemplated thereby, unless that information is also in this joint information statement/prospectus or in a document that is incorporated by reference in this joint information statement/prospectus.

THIS JOINT INFORMATION STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS JOINT INFORMATION STATEMENT/PROSPECTUS, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT INFORMATION STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS JOINT INFORMATION STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN THIS JOINT INFORMATION STATEMENT/PROSPECTUS BY REFERENCE OR IN THE AFFAIRS OF NUANCE OR VOICE SIGNAL SINCE THE DATE OF THIS JOINT INFORMATION STATEMENT/PROSPECTUS. THE INFORMATION CONTAINED IN THIS JOINT INFORMATION STATEMENT/PROSPECTUS WITH RESPECT TO VOICESIGNAL AND ITS SUBSIDIARIES WAS PROVIDED BY VOICESIGNAL AND ITS SUBSIDIARIES AND THE INFORMATION CONTAINED IN THIS JOINT INFORMATION STATEMENT/PROSPECTUS WITH RESPECT TO NUANCE AND ITS SUBSIDIARIES WAS PROVIDED BY NUANCE AND ITS SUBSIDIARIES, AS THE CASE MAY BE.

NUANCE COMMUNICATIONS, INC.

INDEX TO FINANCIAL STATEMENTS

Page

Nuance Communications, Inc. (Formerly ScanSoft, Inc.):

Consolidated Balance Sheets at March 31, 2007 (unaudited) and September 30, 2006	F-3
Consolidated Statements of Operations for the three and six month periods ended March 31, 2007 and 2006 (unaudited)	F-4
Consolidated Statements of Cash Flows for the six month periods ended March 31, 2007 and 2006 (unaudited)	F-5
Notes to Consolidated Financial Statements (unaudited)	F-6

Reports of Independent Registered Public Accounting Firm	F-31
Consolidated Balance Sheets at September 30, 2006 and September 30, 2005	F-34
Consolidated Statements of Operations for the years ended September 30, 2006 and September 30, 2005 and the nine month period ended September 30, 2004	F-35
Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) for the years ended September 30, 2006 and September 30, 2005 and the nine month period ended September 30, 2004	F-36
Consolidated Statements of Cash Flows for the years ended September 30, 2006 and September 30, 2005 and the nine month period ended September 30, 2004	F-37
Notes to Consolidated Financial Statements	F-38

Voice Signal Technologies, Inc.:

Consolidated Balance Sheets at March 31, 2007 (unaudited) and December 31, 2006	F-88
Consolidated Statements of Income for the three month periods ended March 31, 2007 and 2006 (unaudited)	F-89
Consolidated Statements of Cash Flows for the three month periods ended March 31, 2007 and 2006 (unaudited)	F-90
Notes to Consolidated Financial Statements (unaudited)	F-91

Reports of Independent Public Accounting Firm	F-98
Consolidated Balance Sheets at December 31, 2006 and December 31, 2005	F-99
Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004	F-100
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock, Stockholders’ Deficit and Comprehensive Income (loss)	F-101
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	F-102
Notes to Consolidated Financial Statements	F-103

Bluestar Resources Limited:

Report of Independent Auditors	F-118
Consolidated Balance Sheets — December 31, 2006 and 2005	F-119
Consolidated Statements of Income — Years Ended December 31, 2006 and 2005	F-120
Consolidated Statements of Shareholder’s Equity — Years Ended December 31, 2006 and 2005	F-121
Consolidated Statements of Cash Flows — Years Ended December 31, 2006 and 2005	F-122
Notes to Consolidated Financial Statements — Years Ended December 31, 2006 and 2005	F-123

Dictaphone Corporation:

Reports of Independent Accountants and Independent Registered Public Accounting Firm	F-134
Consolidated Balance Sheets at December 31, 2005 and December 31, 2004	F-136
Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003	F-137
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-138
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2005, 2004 and 2003	F-139
Notes to Consolidated Financial Statements	F-140

*	Represents the former Nuance Communications, Inc. which was acquired by ScanSoft, Inc. on September 15, 2005 following which ScanSoft, Inc. changed its name to Nuance Communications, Inc.

Nuance Communications, Inc.
(formerly ScanSoft, Inc.)

Quarterly Financial Statements

NUANCE COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,
	2007	2006
	(Unaudited)
	(In thousands, except
	share and per
	share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$89,204	$112,334
Accounts receivable, less allowances of $18,364 and $20,207, respectively	117,267	110,778
Acquired unbilled accounts receivable	5,456	19,748
Inventories, net	8,352	6,795
Prepaid expenses and other current assets	14,589	13,245
Deferred tax assets	391	421

Total current assets	235,259	263,321

Land, building and equipment, net	31,755	30,700
Goodwill	750,835	699,333
Other intangible assets, net	230,490	220,040
Other long-term assets	25,818	21,680

Total assets	$1,274,157	$1,235,074

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and obligations under capital leases	$4,310	$3,953
Accounts payable	32,886	27,768
Accrued expenses	57,228	52,674
Current portion of accrued business combination costs	13,582	14,810
Deferred maintenance revenue	64,660	63,269
Unearned revenue and customer deposits	31,879	30,320
Deferred acquisition payments, net	—	19,254

Total current liabilities	204,545	212,048

Long-term debt and obligations under capital leases, net of current portion	348,703	349,990
Accrued business combination costs, net of current portion	40,286	45,255
Deferred maintenance revenue, net of current portion	11,562	9,800
Deferred tax liability	31,064	19,926
Other liabilities	22,683	21,459

Total liabilities	658,843	658,478

Commitments and contingencies
Stockholders’ equity:
Series B preferred stock, $0.001 par value; 40,000,000 shares authorized; 3,562,238 shares issued and outstanding (liquidation preference $4,631)	4,631	4,631
Common stock, $0.001 par value; 560,000,000 shares authorized; 178,023,654 and 173,182,430 shares issued and 174,895,599 and 170,152,247 shares outstanding, respectively	179	174
Additional paid-in capital	814,336	773,120
Treasury stock, at cost (3,128,055 and 3,030,183 shares, respectively)	(14,323)	(12,859)
Accumulated other comprehensive income	3,581	1,656
Accumulated deficit	(193,090)	(190,126)

Total stockholders’ equity	615,314	576,596

Total liabilities and stockholders’ equity	$1,274,157	$1,235,074

The accompanying notes are an integral part of these consolidated financial statements.

NUANCE COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2007	2006	2007	2006
	(Unaudited)
	(In thousands, except per share amounts)

Revenue:
Product and licensing	$70,324	$48,553	$146,064	$101,736
Professional services, subscription and hosting	32,842	15,405	60,807	29,971
Maintenance and support	28,896	7,770	58,612	15,573

Total revenue	132,062	71,728	265,483	147,280

Costs and expenses:
Cost of revenue:
Cost of product and licensing	12,075	4,755	22,287	9,737
Cost of professional services, subscription and hosting	22,567	11,343	43,120	22,134
Cost of maintenance and support	6,560	1,648	13,538	3,537
Cost of revenue from amortization of intangible assets	2,956	2,476	5,842	4,951

Total cost of revenue	44,158	20,222	84,787	40,359

Gross Margin	87,904	51,506	180,696	106,921
Operating expenses:
Research and development	17,575	12,902	34,087	25,059
Sales and marketing	41,861	25,351	85,721	53,684
General and administrative	17,540	10,906	32,925	25,553
Amortization of other intangible assets	5,116	1,984	10,266	3,984
Restructuring and other charges, net	—	(1,300)	—	(1,300)

Total operating expenses	82,092	49,843	162,999	106,980

Income (loss) from operations	5,812	1,663	17,697	(59)
Other income (expense):
Interest income	1,310	636	2,715	1,384
Interest expense	(7,494)	(770)	(15,181)	(1,786)
Other (expense) income, net	(322)	(853)	(839)	(783)

Income (loss) before income taxes	(694)	676	4,392	(1,244)
Provision for income taxes	1,037	2,056	7,356	4,356

Loss before cumulative effect of accounting change	(1,731)	(1,380)	(2,964)	(5,600)
Cumulative effect of accounting change	—	—	—	(672)

Net loss	$(1,731)	$(1,380)	$(2,964)	$(6,272)

Basic and diluted earnings per share:
Loss before cumulative effect of accounting change	$(0.01)	$(0.01)	$(0.02)	$(0.04)
Cumulative effect of accounting change	—	—	—	—

Net loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.04)

Weighted average common shares outstanding:
Basic and diluted	171,747	163,407	170,501	159,859

The accompanying notes are an integral part of these consolidated financial statements.

NUANCE COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	March 31,
	2007	2006
	(Unaudited)
	(In thousands, except
	share amounts)

Cash flows from operating activities
Net loss	$(2,964)	$(6,272)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	5,468	3,429
Amortization of other intangible assets	16,108	8,935
Accounts receivable allowances	717	374
Share-based payments, including cumulative effect of accounting change	20,954	9,645
Non-cash interest expense	2,097	1,456
Deferred tax provision	4,225	2,490
Normalization of rent expense	531	663
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	8,314	(3,308)
Inventories	(1,074)	15
Prepaid expenses and other assets	(3,096)	3,209
Accounts payable	5,475	1,497
Accrued expenses and other liabilities	(3,440)	(10,131)
Deferred maintenance revenue, unearned revenue and customer deposits	8,031	2,278

Net cash provided by operating activities	61,346	14,280

Cash flows from investing activities
Capital expenditures for property and equipment	(5,055)	(3,930)
Payments for acquisitions, net of cash acquired	(59,087)	(376,828)
Proceeds from maturities of marketable securities	—	23,059
Purchases of certificates of deposit	—	(6,104)
Payments for capitalized patent defense costs	(3,399)	(1,778)
Decrease in restricted cash	674	—

Net cash used in investing activities	(66,867)	(365,581)

Cash flows from financing activities
Payments of notes payable and capital leases	(3,432)	(160)
Deferred acquisition payments	(18,650)	(14,433)
Proceeds from bank debt, net of issuance costs	—	346,032
Purchase of treasury stock	(1,463)	(978)
Repurchase shares from former MVC stockholders	(3,178)	—
Payments on other long-term liabilities	(5,720)	(5,643)
Net proceeds from issuance of common stock under employee share-based payment plans	15,101	25,346

Net cash provided by (used in) financing activities	(17,342)	350,164

Effects of exchange rate changes on cash and cash equivalents	(267)	(370)

Net decrease in cash and cash equivalents	(23,130)	(1,507)
Cash and cash equivalents at beginning of period	112,334	71,687

Cash and cash equivalents at end of period	$89,204	$70,180

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$1,672	$1,343

Cash paid for interest	$13,084	$343

Non cash investing and financing activities:
Issuance of 784,266 shares of common stock in connection with the acquisition of Mobile Voice Control, Inc.	$8,300	$—

The accompanying notes are an integral part of these consolidated financial statements.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	Organization and Presentation

Nuance Communications, Inc. (the “Company” or “Nuance”) offers businesses and consumers competitive and value-added speech, dictation and imaging solutions that facilitate the way people access, share, manage and use information in business and daily life. The Company was incorporated in 1992 as Visioneer, Inc. In 1999, the Company changed its name to ScanSoft, Inc., and changed its ticker symbol to SSFT. In October 2005, the Company changed its name to Nuance Communications, Inc. and changed its ticker symbol to NUAN in November 2005.

On March 26, 2007, the Company acquired Bluestar Resources Limited, the parent of Focus Enterprises Limited and Focus India Private Limited (collectively “Focus”), a provider of medical transcription services with operations in the United States and India (Note 3).

On December 29, 2006, the Company acquired Mobile Voice Control, Inc. (“MVC”), a provider of speech enabled mobile search and messaging services headquartered in Mason, Ohio (Note 3).

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position of the Company at March 31, 2007, the results of operations for the three and six month periods ended March 31, 2007 and 2006, and cash flows for the six month periods ended March 31, 2007 and 2006. Although the Company believes that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information normally included in the footnotes prepared in accordance with U.S. generally accepted accounting principles has been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. The accompanying financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 10-K/A for the fiscal year ended September 30, 2006 filed with the Securities and Exchange Commission on December 15, 2006. The results for the six month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2007, or any future period.

Reclassification

Certain amounts presented in prior periods’ consolidated financial statements have been reclassified to conform to the current periods’ presentation.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, assumptions and judgments, including those related to revenue recognition; allowance for doubtful accounts and returns; accounting for patent legal defense costs; the costs to complete the development of custom software applications; the valuation of goodwill, other intangible assets and tangible long-lived assets; accounting for acquisitions; share-based payments; the obligation relating to pension and post-retirement benefit plans; interest rate swaps which are characterized as derivative instruments; income tax reserves and valuation allowances; and loss contingencies. The Company bases its estimates on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual amounts could differ significantly from these estimates.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated.

Revenue Recognition

The Company recognizes software revenue in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9 and all related interpretations. Non-software revenue is recognized in accordance with, the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition in Financial Statements,” and SOP 81-1, “Accounting for Performance of Construction Type and Certain Performance Type Contracts.” For revenue arrangements with multiple elements outside of the scope of SOP 97-2, the Company accounts for the arrangements in accordance with Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Elements,” and allocates an arrangement’s fees into separate units accounting based on their relative fair value. In select situations, we sell or license intellectual property in conjunction with, or in place of, embedding our intellectual property in software. In general, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, collectibility is probable, and vendor specific objective evidence (“VSOE”) of fair value exists for any undelivered elements. When contracts contain substantive customer acceptance provisions, revenue and related costs are deferred until such acceptance is obtained. The Company reduces recognized revenue for estimated future returns, price protection and rebates, and certain marketing allowances at the time the related revenue is recorded.

When products are sold through distributors or resellers, title and risk of loss generally passes upon shipment, at which time the transaction is invoiced and payment is due. Shipments to distributors and resellers without right of return are recognized as revenue upon shipment by the Company. Certain distributors and value-added resellers have been granted rights of return for as long as the distributors or resellers hold the inventory. The Company has not analyzed historical returns from these distributors and resellers to have a basis upon which to estimate future sales returns. As a result, the Company recognizes revenue from sales to these distributors and resellers when the products are sold through to retailers and end-users. Based on reports from distributors and resellers of their inventory balances at the end of each period, the Company records an allowance against accounts receivable and reduces revenue for all inventories subject to return at the sales price.

The Company also makes an estimate of sales returns based on historical experience. In accordance with Statement of Financial Accounting Standards (“SFAS”) 48, “Revenue Recognition When Right of Return Exists,” the provision for these estimated returns is recorded as a reduction of revenue and accounts receivable at the time that the related revenue is recorded. If actual returns differ significantly from the Company’s estimates, such differences could have a material impact on the Company’s results of operations for the period in which the actual returns become known.

Revenue from royalties on sales of the Company’s products by original equipment manufacturers (“OEMs”), where no services are included, is recognized in the quarter earned so long as the Company has been notified by the OEM that such royalties are due, and provided that all other revenue recognition criteria are met.

Revenue from products offered on a subscription and/or hosting basis is recognized in the period the services are provided, based on a fixed minimum fee and/or variable fees based on the volume of activity. Subscription and hosting revenue is recognized as the Company is notified by the customer or through management reports that such revenue is due, provided that all other revenue recognition criteria are met.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

When the Company provides maintenance and support services, it recognizes the revenue ratably over the term of the related contracts, typically one to three years. When maintenance and support contracts renew automatically, the Company provides a reserve based on historical experience for contracts expected to be cancelled for non-payment. All known and estimated cancellations are recorded as a reduction to revenue and accounts receivable.

Professional services are generally not considered essential to the functionality of the software and are recognized as revenue when the related services are performed. Professional services revenue is generally recognized based on the percentage-of-completion method in accordance with SOP 81-1. The Company generally determines the percentage-of-completion by comparing the labor hours incurred to date to the estimated total labor hours required to complete the project. The Company considers labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates to complete are made in the periods in which facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results. When the Company provides services on a time and materials basis, it recognizes revenue as it performs the services based on actual time incurred.

The Company may sell, under one contract or related contracts, software licenses, professional services, and/or a maintenance and support arrangement. The total contract value is attributed first to the undelivered elements based on VSOE of their fair value. VSOE is established by the price charged when that element is sold separately. The remainder of the contract value is attributed to the delivered elements, typically software licenses, which are typically recognized as revenue upon delivery, provided all other revenue recognition criteria are met. When the Company provides professional services considered essential to the functionality of the software, such as custom application development for a fixed fee, it recognizes revenue from the services as well as any related software licenses on a percentage-of-completion basis.

The Company follows the guidance of EITF 01-09, “Accounting for Consideration Given by a Vendor (Including a Reseller of the Vendor’s Products),” and records consideration given to a reseller as a reduction of revenue to the extent the Company has recorded cumulative revenue from the customer or reseller. However, when the Company receives an identifiable benefit in exchange for the consideration and can reasonably estimate the fair value of the benefit received, the consideration is recorded as an operating expense.

The Company follows the guidance of EITF 01-14, “Income Statement Characterization of Reimbursements for ‘Out-of-Pocket’ Expenses Incurred,” and records reimbursements received for out-of-pocket expenses as revenue, with offsetting costs recorded as cost of revenue. Out-of-pocket expenses generally include, but are not limited to, expenses related to transportation, lodging and meals.

The Company follows the guidance of EITF 00-10, “Accounting for Shipping and Handling Fees and Costs,” and records shipping and handling costs billed to customers as revenue with offsetting costs recorded as cost of revenue.

Goodwill and Other Intangible Assets

The Company has significant long-lived tangible and intangible assets, including goodwill and intangible assets with indefinite lives, which are susceptible to valuation adjustments as a result of changes in various factors or conditions. The most significant long-lived tangible and other intangible assets are fixed assets, patents and core technology, completed technology, customer relationships and trademarks. All finite-lived intangible assets are amortized based upon patterns in which the economic benefits of such assets are expected to be utilized. The values of intangible assets, with the exception of goodwill and intangible assets with indefinite lives, were initially determined by a risk-adjusted, discounted cash flow approach. The Company

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

assesses the potential impairment of identifiable intangible assets and fixed assets whenever events or changes in circumstances indicate that the carrying values may not be recoverable. Factors it considers important, which could trigger an impairment of such assets, include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of or use of the acquired assets or the strategy for the Company’s overall business;

•	significant negative industry or economic trends;

•	significant decline in the Company’s stock price for a sustained period; and

•	a decline in the Company’s market capitalization below net book value.

Future adverse changes in these or other unforeseeable factors could result in an impairment charge that would impact future results of operations and financial position in the reporting period identified.

In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives are tested for impairment on an annual basis as of July 1, and between annual tests if indicators of potential impairment exist. The impairment test compares the fair value of the reporting unit to its carrying amount, including goodwill and intangible assets with indefinite lives, to assess whether impairment is present. The Company has reviewed the provisions of SFAS 142 with respect to the criteria necessary to evaluate the number of reporting units that exist. Based on its review, the Company has determined that it operates in one reporting unit. Based on this assessment, the Company has not had any impairment charges during its history as a result of its impairment evaluation of goodwill and other indefinite-lived intangible assets under SFAS 142.

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of those assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value for the asset. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. No impairment charges were taken during the six month periods ended March 31, 2007 and 2006, based on the review of long-lived assets under SFAS 144. The Company may make business decisions in the future which may result in the impairment of intangible assets.

Significant judgments and estimates are involved in determining the useful lives and amortization patterns of long-lived assets, determining what reporting units exist and assessing when events or circumstances would require an interim impairment analysis of goodwill or other long-lived assets to be performed. Changes in the organization or the Company’s management reporting structure, as well as other events and circumstances, including but not limited to technological advances, increased competition and changing economic or market conditions, could result in (a) shorter estimated useful lives, (b) additional reporting units, which may require alternative methods of estimating fair values or greater disaggregation or aggregation in our analysis by reporting unit, and/or (c) other changes in previous assumptions or estimates. In turn, this could have a significant impact on the consolidated financial statements through accelerated amortization and/or impairment charges.

Capitalized Patent Defense Costs

The Company monitors the anticipated outcome of legal actions, and if it determines that the success of the defense of a patent is probable, and so long as the Company believes that the future economic benefit of

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

the patent will be increased, the Company capitalizes external legal costs incurred in the defense of these patents, up to the level of the expected increased future economic benefit. If changes in the anticipated outcome occur, the Company writes off any capitalized costs in the period the change is determined. As of March 31, 2007 and September 30, 2006, capitalized patent defense costs totaled $9.8 million and $6.4 million, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss), which includes current period foreign currency translation adjustments, unrealized gains (losses) related to derivatives reported as cash flow hedges, and unrealized gains (losses) on marketable securities. For the purposes of comprehensive income (loss) disclosures, the Company does not record tax provisions or benefits for the net changes in the foreign currency translation adjustment, as the Company intends to reinvest undistributed earnings in its foreign subsidiaries permanently.

The components of comprehensive income (loss), are as follows (in thousands):

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2007	2006	2007	2006

Net loss	$(1,731)	$(1,380)	$(2,964)	$(6,272)
Other comprehensive income (loss):
Foreign currency translation adjustment	1,083	379	1,956	605
Net unrealized losses on cash flow hedge derivatives	(235)	—	(31)	—
Net unrealized losses on marketable securities	—	(15)	—	(39)

Other comprehensive income	848	364	1,925	566

Total comprehensive income (loss)	$(883)	$(1,016)	$(1,039)	$(5,706)

Net Income (Loss) Per Share

The Company computes net income (loss) per share under the provisions of SFAS 128, “Earnings per Share,” and EITF 03-06, “Participating Securities and Two — Class Method under FASB Statement No. 128, ‘Earnings per Share.”” Accordingly, basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the period.

Diluted net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period plus the dilutive effect of common equivalent shares, which include outstanding stock options, warrants, unvested shares of restricted stock using the treasury stock method and the convertible debenture using the as converted method. Common equivalent shares are excluded from the computation of diluted net income (loss) per share if their effect is anti-dilutive. Potentially dilutive common equivalent shares aggregating 25.0 million and 21.5 million shares for the three month periods ended March 31, 2007 and 2006, respectively; and 24.4 million and 30.4 million shares for the six month periods ended March 31, 2007 and 2006, respectively, have been excluded from the computation of diluted net income (loss) per share because their inclusion would be anti-dilutive.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Accounting for Share-Based Payments

The Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”) effective October 1, 2005. The Company has several equity instruments that are required to be evaluated under SFAS 123R, including: stock option plans, an employee stock purchase plan, awards in the form of restricted shares (“Restricted Stock”) and awards in the form of units of stock purchase rights (“Restricted Units”). The Restricted Stock and Restricted Units are collectively referred to as “Restricted Awards.” SFAS 123R requires the recognition of the fair value of share-based payments as a charge against earnings. The Company recognizes share-based payment expense over the requisite service period of the individual grantees, which generally equals the vesting period. Based on the provisions of SFAS 123R the Company’s share-based payments awards are accounted for as equity instruments. In connection with the adoption of SFAS 123R, the Company is required to amortize stock-based instruments with performance-related vesting terms over the period from the grant date to the sooner of the date upon which the performance vesting condition will be met (when that condition is expected to be met), or the time-based vesting dates. The cumulative effect of the change in accounting as a result of the adoption of SFAS 123R in fiscal 2006 was $0.7 million. The amounts included in the consolidated statements of operations relating to share-based payments are as follows (dollars in thousands):

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2007	2006	2007	2006

Cost of product and licensing	$7	$27	$12	$48
Cost of professional services, subscription and hosting	906	419	1,450	709
Cost of maintenance and support	279	64	467	112
Research and development	1,819	1,208	3,026	2,060
Sales and marketing	4,853	1,644	8,302	2,755
General and administrative	4,500	1,868	7,697	3,289
Cumulative effect of accounting change	—	—	—	672

	$12,364	$5,230	$20,954	$9,645

Stock Options

The Company has several share-based payment plans under which employees, officers, directors and consultants may be granted stock options to purchase the Company’s common stock generally at the fair market value on the date of grant. Plans do not allow for options to be granted at below fair market value nor can they be re-priced at anytime. Options granted under original plans of the Company become exercisable over various periods, typically two to four years and have a maximum term of 7 years. The Company also assumed an option plan in connection with its acquisition of Nuance Communications, Inc. (“Former Nuance”) on September 15, 2005. These stock options are governed by the original agreement (the “Former Nuance Stock Option Plan”) that they were issued under, but are now exercisable for shares of the Company. No further stock options may be issued under the Former Nuance Stock Option Plan. All stock options have been granted with exercise prices equal to or greater than the fair market value of the Company’s common stock on

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

the date of grant. The table below summarizes activity relating to stock options for the six months ended March 31, 2007:

			Weighted Average
	Number of	Weighted Average	Remaining	Aggregate
	Shares	Exercise Price	Contractual Term	Intrinsic Value(1)

Outstanding at September 30, 2006	20,654,083	$4.80
Granted	1,410,200	$11.22
Exercised	(3,312,318)	$4.29
Forfeited	(360,373)	$6.52
Expired	(10,509)	$4.57

Outstanding at March 31, 2007	18,381,083	$5.35	5.2 years	$183.0 million

Exercisable at March 31, 2007	11,641,376	$4.13	4.9 years	$130.2 million

(1)	The aggregate intrinsic value on this table was calculated based on the positive difference between the closing market value of the Company’s common stock on March 31, 2007 ($15.31) and the exercise price of the underlying options. Stock options to purchase 12,345,137 shares of common stock were exercisable as of March 31, 2006.

As of March 31, 2007, the total unamortized fair value of stock options was $24.1 million with a weighted average remaining recognition period of 2.4 years. During the three and six month periods ended March 31, 2007 and 2006, the following activity occurred under the Company’s plans:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2007	2006	2007	2006

Weighted-average grant-date fair value per share	$5.67	$4.97	$5.04	$4.54
Total intrinsic value of stock options exercised (in millions)	$23.12	$19.60	$30.45	$28.70

The Company uses the Black-Scholes option pricing model to calculate the grant-date fair value of an award. The fair value of the stock options granted during the three and six month periods ended March 31, 2007 and 2006 were calculated using the following weighted-average assumptions:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2007	2006	2007	2006

Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	51.4%	63.0%	53.3%	63.0%
Average risk-free interest rate	4.7%	4.5%	4.7%	4.5%
Expected term (in years)	3.8	4.6	3.8	4.6

The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on the historical volatility of the Company’s common stock over the period commensurate with the expected life of the options and the historical implied volatility from traded options with a term of 180 days or greater. The risk-free interest rate is derived from the average U.S. Treasury STRIPS rate during the period, which approximates the rate in effect at the time of grant, commensurate with the expected life of the instrument. Upon the adoption of SFAS 123R, the Company used the simplified method provided for under SEC Staff Accounting Bulletin No. 107, which averages the contractual term of the Company’s options (7.0 years) with the vesting term

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

(2.2 years). Beginning in the fourth quarter of fiscal 2006 the Company has estimated the expected life based on the historical exercise behavior.

Restricted Awards

The Company is authorized to issue equity incentive awards in the form of Restricted Awards, including Restricted Units and Restricted Stock, which are individually discussed below. Unvested Restricted Awards may not be sold, transferred or assigned. The fair value of the Restricted Awards is measured based upon the market price of the underlying common stock as of the date of grant, reduced by the purchase price of $0.001 per share of the awards. The Restricted Awards generally are subject to vesting over a period of two to three years, and may have opportunities for acceleration for achievement of defined goals. Beginning in fiscal 2006, the Company began to issue certain Restricted Awards with vesting solely dependent on the achievement of specified performance targets. The fair value of the Restricted Awards is amortized to expense over its applicable vesting period using the straight-line method. In the event that the employees’ employment with the Company terminates, or in the case of awards with only performance goals those goals are not met, any unvested shares are forfeited and revert to the Company.

Restricted Units are not included in issued and outstanding common stock until the shares are vested. The table below summarizes activity relating to Restricted Units for the six months ended March 31, 2007:

	Number of Shares	Weighted Average
	Underlying	Remaining	Aggregate
	Restricted Units	Contractual Term	Intrinsic Value(1)

Outstanding at September 30, 2006	2,750,054
Granted	2,003,231
Vested	(671,522)
Forfeited	(215,396)

Outstanding at March 31, 2007	3,866,367	1.2 years	$59.2 million

Expected to become exercisable	3,397,979	1.2 years	$52.0 million

(1)	The aggregate intrinsic value on this table was calculated based on the positive difference between the closing market value of the Company’s common stock on March 31, 2007 ($15.31) and the exercise price of the underlying Restricted Units.

The purchase price for vested Restricted Units is $0.001 per share. As of March 31, 2007, unearned share-based payment expense related to unvested Restricted Units is $21.8 million, which will, based on expectations of future performance vesting criteria, when applicable, be recognized over a weighted-average period of 1.2 years. 45% of the Restricted Units outstanding as of March 31, 2007 is subject to performance vesting acceleration conditions. During the three and six month periods ended March 31, 2007 and 2006 the following activity occurred related to Restricted Units:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2007	2006	2007	2006

Weighted-average grant-date fair value per share	$12.09	$8.56	$11.02	$8.38
Total intrinsic value of shares vested (in millions)	$5.76	$0.88	$8.39	$2.01

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Restricted Stock is included in the issued and outstanding common stock in these financial statements at date of grant. The table below summarizes activity relating to Restricted Stock for the six months ended March 31, 2007:

	Number of Shares	Weighted Average
	Underlying	Grant Date
	Restricted Stock	Fair Value

Nonvested balance at September 30, 2006	1,547,341	$5.93
Granted	14,555	$8.24
Vested	(304,935)	$5.33

Nonvested balance at March 31, 2007	1,256,961	$6.11

The purchase price for vested Restricted Stock is $0.001 per share. As of March 31, 2007, unearned share-based payment expense related to unvested Restricted Stock is $4.5 million, which will, based on expectations of future performance vesting criteria, when applicable, be recognized over a weighted-average period of 1.3 years. 73% of the Restricted Stock outstanding as of March 31, 2007 are subject to performance vesting acceleration conditions. During the three and six month periods ended March 31, 2007 and 2006 the following activity occurred related to Restricted Stock:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2007	2006	2007	2006

Weighted-average grant-date fair value per share	N/A	N/A	$8.24	N/A
Total intrinsic value of shares vested (in millions)	$4.62	$0.25	$4.62	$1.37

The Company has historically repurchased common stock upon its employees’ vesting in Restricted Awards, in order to allow the employees to cover their tax liability as a result of the Restricted Awards having vested. Assuming that the Company repurchased one-third of all vesting Restricted Awards outstanding as of March 31, 2007, such amount approximating a tax rate of its employees, and based on the weighted average recognition period of 1.3 years, the Company would repurchase approximately 1.0 million shares during the twelve month period ending March 31, 2008. During the six months ended March 31, 2007, the Company repurchased 227,637 shares of restricted awards at a cost of $3.1 million to cover employees’ tax obligations related to vesting of Restricted Awards.

Employee Stock Purchase Plan

The Company’s 1995 Employee Stock Purchase Plan (“the Plan”), as amended and restated on March 31, 2006, authorizes the issuance of a maximum of 3,000,000 shares of common stock in semi-annual offerings to employees at a price equal to the lower of 85% of the closing price on the applicable offering commencement date or 85% of the closing price on the applicable offering termination date. Compensation expense for the employee stock purchase plan is recognized in accordance with SFAS 123R. Compensation expense related to the employee stock purchase plan was $0.5 million and $1.0 million for the three and six months ended March 31, 2007, respectively, and was $0.2 million and $0.4 million for the three and six months ended March 31, 2006, respectively.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company does not provide for U.S. income taxes on the undistributed earnings of its

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

foreign subsidiaries, which the Company considers to be indefinitely reinvested outside of the U.S. in accordance with Accounting Principles Board (APB) Opinion No. 23, “Accounting for Income Taxes — Special Areas.”

The Company makes judgments regarding the realizability of its deferred tax assets. In accordance with SFAS 109, “Accounting for Income Taxes,” the carrying value of the net deferred tax assets is based on the belief that it is more likely than not that the Company will generate sufficient future taxable income to realize these deferred tax assets after consideration of all available evidence. The Company regularly reviews its deferred tax assets for recoverability considering historical profitability, projected future taxable income, and the expected timing of the reversals of existing temporary differences and tax planning strategies.

Valuation allowances have been established for U.S. deferred tax assets, which the Company believes do not meet the “more likely than not” criteria established by SFAS 109. If the Company is subsequently able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been established, then the Company may be required to recognize these deferred tax assets through the reduction of the valuation allowance which would result in a material benefit to its results of operations in the period in which the benefit is determined, excluding the recognition of the portion of the valuation allowance which relates to net deferred tax assets acquired in a business combination and created as a result of share-based payments. The recognition of the portion of the valuation allowance which relates to net deferred tax assets resulting from share-based payments will be recorded as additional paid-in-capital; the recognition of the portion of the valuation allowance which relates to net deferred tax assets acquired in a business combination will reduce goodwill, other intangible assets, and to the extent remaining, the provision for income taxes.

Financial Instruments and Hedging Activities

The Company follows the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments. To achieve hedge accounting, the criteria specified in SFAS 133, must be met, including (i) ensuring at the inception of the hedge that formal documentation exists for both the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge and (ii) at the inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value attributed to the hedged risk during the period that the hedge is designated. Further, an assessment of effectiveness is required whenever financial statements or earnings are reported. Absent meeting these criteria, changes in fair value are recognized currently in other expense, net of tax, in the income statement. Once the underlying forecasted transaction is realized, the gain or loss from the derivative designated as a hedge of the transaction is reclassified from accumulated other comprehensive income to the income statement, in the related revenue or expense caption, as appropriate. Any ineffective portion of the derivatives designated as cash flow hedges is recognized in current earnings. As of March 31, 2007, there was a $100 million interest rate swap (“the Swap”) outstanding. The Swap was entered into in conjunction with a term loan on March 31, 2006. The Swap was designated as a cash flow hedge, and changes in the fair value of this cash flow hedge derivative are recorded in stockholders’ equity as a component of accumulated other comprehensive income (loss). At March 31, 2007 and September 30, 2006, the fair value of the Swap was $0.6 million and was included in other liabilities.

Recently Issued Accounting Standards

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 has as its objective to reduce both complexity in accounting for financial instruments and volatility in earnings caused by measuring related assets and liabilities differently. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

different measurement attributes for similar types of assets and liabilities. The statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year, provided that the entity makes that choice in the first 120 days of that fiscal year. The Company is evaluating the impact, if any, that SFAS 159 may have on its consolidated financial statements.

In December 2006, the FASB issued EITF 00-19-2, “Accounting for Registration Payment Arrangements.” EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies.” For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of EITF 00-19-2, this guidance shall be effective for financial statements issued for fiscal years beginning after December 15, 2006. The Company is evaluating the impact, if any, that EITF 00-19-2 may have on its consolidated financial statements.

In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements 87, 88, 106 and 132(R).” SFAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions). Under SFAS 158, the Company will be required to recognize the funded status of its defined benefit postretirement plan and to provide the required disclosures commencing as of September 30, 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end is effective for the Company’s fiscal year ended September 30, 2009. The Company is currently evaluating the impact that SFAS 158 will have on its consolidated financial statements.

In July 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes.” FIN 48 prescribes the recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for its fiscal year beginning October 1, 2007. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

3.	Business Acquisitions

Acquisition of Focus

On March 26, 2007, the Company acquired all of the outstanding capital stock of Bluestar Resources Limited, the parent of Focus Enterprises Limited and Focus India Private Limited (collectively “Focus”) which provides medical transcription services with operations in the United States and India. The purchase price consists of $59.3 million in cash including transaction costs, and the assumption of certain obligations. The acquisition has been accounted for under the purchase method of accounting, and the results of operations have been included in the accompanying consolidated statements of operations from the date of acquisition. The following table summarizes the preliminary allocation of the purchase price (in thousands):

Total purchase consideration:
Cash	$54,477
Debt assumed	2,060
Transaction costs	2,800

Total purchase consideration	$59,337

Allocation of the purchase consideration:
Accounts receivable	$3,982
Property and equipment	1,452
Other current and non current assets	953
Identifiable intangible assets	23,700
Goodwill	40,733

Total assets acquired	70,820
Accounts payable and accrued expenses	(2,071)
Deferred income tax liabilities	(9,008)
Other liabilities	(404)

Total liabilities assumed	(11,483)

Net assets acquired	$59,337

Customer relationships are amortized based upon patterns in which the economic benefits of customer relationships are expected to be utilized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

	Amount	Weighted Average Life
		(In years)

Customer relationships	$19,800	6.0
Core and completed technology	2,900	7.4
Non-competes	1,000	6.2

Total	$23,700

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Acquisition of Mobile Voice Control, Inc.

On December 29, 2006, the Company acquired all of the outstanding capital stock of Mobile Voice Control, Inc. (“MVC”), a provider of speech-enabled mobile search and messaging services, for $12.8 million. The purchase price consists of $4.5 million in cash including transaction costs, and 784,266 shares of the Company’s common stock valued at $8.3 million. The acquisition has been accounted for under the purchase method of accounting, and the results of operations have been included in the accompanying consolidated statements of operations from the date of acquisition. The following table summarizes the preliminary allocation of the purchase price (in thousands):

Total purchase consideration:
Common stock issued	$8,300
Cash	4,104
Transaction costs	386

Total purchase consideration	$12,790

Allocation of the purchase consideration:
Current and non current assets	$79
Identifiable intangible assets	2,700
Goodwill	10,176

Total assets acquired	12,955
Total liabilities assumed	(165)

Net assets acquired	$12,790

Under the agreement, the Company agreed to make maximum additional payments of $18.0 million in contingent purchase price upon achievement of certain established financial targets through December 31, 2008. Additional payments, if any, related to this contingency will be accounted for as additional goodwill.

Customer relationships are amortized based upon patterns in which the economic benefits of customer relationships are expected to be utilized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

	Amount	Weighted Average Life
		(In years)

Customer relationships	$1,300	5
Completed technology	1,100	4
Non-competes	300	3

Total	$2,700

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

4.	Accounts Receivable

Accounts receivable, excluding acquired unbilled accounts receivable, consisted of the following (in thousands):

	March 31,	September 30,
	2007	2006

Accounts receivable	$119,242	$118,580
Unbilled accounts receivable	16,389	12,405

	135,631	130,985
Less — allowance for doubtful accounts	(4,383)	(4,106)
Less — reserve for distribution and reseller accounts receivable	(6,701)	(9,797)
Less — allowance for sales returns	(7,280)	(6,304)

Total	$117,267	$110,778

Unbilled accounts receivable primarily relate to product revenue earned under royalty-based arrangements for which billing occurs in the month following receipt of the royalty report, and for professional services revenue earned under percentage of completion contracts that have not yet been billed based on the terms of the specific arrangement.

5.  Inventories, net

Inventories, net of allowances, consisted of the following (in thousands):

	March 31,	September 30,
	2007	2006

Components and parts	$2,923	$2,311
Inventory at customers	4,589	3,173
Finished products	840	1,311

Total	$8,352	$6,795

Inventory at customers reflects equipment related to in-process installations of solutions of Dictaphone contracts with customers. These contracts have not been recorded to revenue as of March 31, 2007, and therefore the inventory is on the balance sheet until such time as the contract is recorded to revenue and the inventory will be expensed to cost of sales.

6.	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill during the six months ended March 31, 2007, are as follows (in thousands):

Balance as of September 30, 2006	$699,333
Goodwill acquired — MVC acquisition	10,176
Goodwill acquired — Focus acquisition	40,733
Purchase accounting adjustments	(1,790)
Effect of foreign currency translation	2,383

Balance as of March 31, 2007	$750,835

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Goodwill adjustments during the six months ended March 31, 2007 included $2.0 million relating to the utilization of acquired deferred tax assets, offset by $0.2 million of purchase accounting adjustments related to previous acquisitions.

Other intangible assets consist of the following (dollars in thousands):

	At March 31, 2007
	Gross Carrying	Accumulated	Net Carrying	Weighted Average
	Amount	Amortization	Amount	Remaining Life
				(Years)

Customer relationships	$168,939	$30,614	$138,325	8.2
Technology and patents	94,931	36,333	58,598	5.6
Tradenames and trademarks, subject to amortization	6,951	2,760	4,191	5.5
Non-competition agreement	1,886	310	1,576	5.1

Subtotal	272,707	70,017	202,690
Tradename, indefinite life	27,800	—	27,800	n/a

Total	$300,507	$70,017	$230,490

Amortization expense for the Company’s other intangible assets with finite lives was $8.1 million and $16.1 million for the three and six months ended March 31, 2007, respectively, and was $4.5 million and $8.9 million for the three and six months ended March 31, 2006, respectively. Estimated future amortization expense for each of the five succeeding years is as follows (in thousands):

		Other
	Cost of	Operating
Year Ending September 30,	Revenue	Expenses	Total

2007 (April 1, 2007 to September 30, 2007)	$5,826	$12,295	$18,121
2008	11,446	23,381	34,827
2009	10,428	21,221	31,649
2010	9,642	18,477	28,119
2011	9,018	16,968	25,986
2012	6,940	15,823	22,763
Thereafter	5,298	35,927	41,225

Total	$58,598	$144,092	$202,690

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

7.	Accrued Expenses

Accrued expenses consist of the following (in thousands):

	March 31,	September 30,
	2007	2006

Accrued compensation	$19,709	$21,310
Accrued sales and marketing incentives	3,825	4,454
Accrued royalties	2,738	2,452
Accrued professional fees	4,580	3,823
Accrued acquisition costs and liabilities	1,670	747
Income taxes payable	4,958	3,857
Accrued other	19,748	16,031

Total	$57,228	$52,674

8.	Deferred and Contingent Acquisition Payments

In connection with the Company’s acquisition of Phonetic Systems Ltd. (“Phonetic”) in February 2005, a deferred payment of $17.5 million was due and paid in full to the former shareholders of Phonetic on February 1, 2007. Under the agreement, the Company also agreed to make maximum additional payments of $35.0 million in contingent purchase price upon achievement of certain established financial and performance targets through December 31, 2007. On June 1, 2006, the Company notified the former shareholders of Phonetic that the financial and performance targets for the first scheduled payment of up to $12.0 million were not achieved. The former shareholders of Phonetic have objected to this determination. The Company and the former shareholders of Phonetic are discussing this matter. Additional payments, if any, related to this contingency will be accounted for as additional goodwill.

9.	Pension and Other Postretirement Benefit Plans

In connection with the acquisition of Dictaphone on March 31, 2006, the Company assumed the assets and obligations related to its defined benefit pension plans, which provide certain retirement and death benefits for former Dictaphone employees located in the United Kingdom and Canada. The Company also assumed a post-retirement health care and life insurance benefit plan which provides certain post-retirement health care and life insurance benefits, as well as a fixed subsidy for qualified former employees in the United States and Canada. Amounts recognized in other assets and liabilities in the consolidated balance sheet as of March 31, 2007 are as follows (in thousands):

	Pension	Other
	Benefits	Benefits

Prepaid benefit cost	$2,263	$—
Accrued benefit liability	(7,159)	(1,442)

Net amount recognized	$(4,896)	$(1,442)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

The components of net periodic benefit cost of the benefit plans for the three and six months ended March 31, 2007 are as follows (in thousands):

	Three Months Ended		Six Months Ended
	March 31, 2007		March 31, 2007
	Pension	Other	Pension	Other
	Benefits	Benefits	Benefits	Benefits

Service cost	$70	$26	$138	$53
Interest Cost	298	19	592	37
Amortization of net (gain) loss	—	—	—	—
Expected return on plan assets	(302)	—	(602)	—
Amortization of prior service cost	—	—	—	—

Net period benefit cost	$66	$45	$128	$90

10.	Credit Facilities and Debt

On March 31, 2006, the Company entered into a senior secured credit facility (the “2006 Credit Facility”). The 2006 Credit Facility consists of a $355.0 million 7-year term loan which matures on March 31, 2013 and a $75.0 million revolving credit line which matures on March 31, 2012. The available revolving credit line capacity is reduced, as necessary, to account for certain letters of credit outstanding. As of March 31, 2007, there were $17.4 million of letters of credit issued under the revolving credit line and there were no other outstanding borrowings under the revolving credit line.

Borrowings under the 2006 Credit Facility bear interest at a rate equal to the applicable margin plus, at the Company’s option, either (a) a base rate (which is the higher of the corporate base rate of UBS AG, Stamford Branch, or the federal funds rate plus 0.50% per annum) or (b) LIBOR determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in U.S. dollars. The applicable margin for borrowings under the 2006 Credit Facility ranges from 0.50% to 1.00% per annum with respect to base rate borrowings and from 1.50% to 2.00% per annum with respect to LIBOR-based borrowings, depending upon the Company’s leverage ratio. As of March 31, 2007, the Company’s applicable margin was 1.00% for base rate borrowings and 2.00% for LIBOR-based borrowings. The Company is required to pay a commitment fee for unutilized commitments under the revolving credit facility at a rate ranging from 0.375% to 0.50% per annum, based upon our leverage ratio. As of March 31, 2007, the commitment fee rate was 0.375%.

The Company capitalized approximately $9.0 million in debt issuance costs related to the opening of the 2006 Credit Facility. The costs associated with the revolving credit facility are being amortized as interest expense over six years, through March 2012, while the costs associated with the term loan are being amortized as interest expense over seven years, through March 2013, which are the maturity dates of the revolving line and term facility, respectively under the 2006 Credit Facility. The effective interest method is used to calculate the amortization of the debt issuance costs for both the revolving credit facility and the term loan. These debt issuance costs, net of accumulated amortization of $1.3 million, are included in other assets in the consolidated balance sheet as of March 31, 2007.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

The $355.0 million term loan is subject to repayment consisting of a baseline amortization of 1% per annum ($3.55 million per year, due in four equal quarterly installments), and an annual excess cash flow sweep, as defined in the 2006 Credit Facility, which will be first payable beginning in the first quarter of fiscal 2008, based on the excess cash flow generated in fiscal 2007. As of March 31, 2007, we have repaid $3.6 million of principal under the term loan agreement. Any borrowings not paid through the baseline repayment, the excess cash flow sweep, or any other mandatory or optional payments that the Company may make, will be repaid upon maturity. If only the baseline repayments are made, the aggregate annual maturities of the term loan would be as follows (in thousands):

Year Ending September 30,	Amount

2007 (April 1, 2007 to September 30, 2007)	$1,775
2008	3,550
2009	3,550
2010	3,550
2011	3,550
2012	3,550
Thereafter	331,925

Total	$351,450

The Company’s obligations under the 2006 Credit Facility are unconditionally guaranteed by, subject to certain exceptions, each of its existing and future direct and indirect wholly-owned domestic subsidiaries. The 2006 Credit Facility and the guarantees thereof are secured by first priority liens and security interests in the following: 100% of the capital stock of substantially all of the Company’s domestic subsidiaries and 65% of the outstanding voting equity interests and 100% of the non-voting equity interests of first-tier foreign subsidiaries, material tangible and intangible assets, and present and future intercompany debt. The 2006 Credit Facility also contains provisions for mandatory prepayments of outstanding term loans, subject to certain exceptions, with: 100% of net cash proceeds of asset sales, 100% of net cash proceeds of issuance or incurrence of debt, and 100% of extraordinary receipts. The Company may voluntarily prepay the 2006 Credit Facility without premium or penalty other than customary “breakage” costs with respect to LIBOR-based loans.

The 2006 Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of the Company and its subsidiaries to: incur additional indebtedness, create liens on assets, enter into certain sale and lease-back transactions, make investments, make certain acquisitions, sell assets, engage in mergers or consolidations, pay dividends and distributions or repurchase the Company’s capital stock, engage in certain transactions with affiliates, change the business conducted by the Company and its subsidiaries, amend certain charter documents and material agreements governing subordinated indebtedness, prepay other indebtedness, enter into agreements that restrict dividends from subsidiaries and enter into certain derivatives transactions. The 2006 Credit Facility is governed by financial covenants that include, but are not limited to, maximum total leverage and minimum interest coverage ratios, as well as to a maximum capital expenditures limitation. The 2006 Credit Facility also contains certain customary affirmative covenants and events of default. As of March 31, 2007, the Company was in compliance with the covenants under the 2006 Credit Facility.

On April 5, 2007, the Company amended and restated its 2006 Credit Facility to modify certain covenants as well as provide for an incremental $90 million term loan facility (Note 18).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

11.	Accrued Business Combination Costs

In connection with the acquisitions of SpeechWorks International, Inc. in August 2003 and Former Nuance in September 2005, the Company has assumed obligations relating to certain leased facilities expiring in 2016 and 2012, respectively, that were abandoned by the acquired companies prior to the acquisition date. The fair value of the obligations, net of estimated sublease income, are recognized as liabilities assumed by the Company and accordingly are included in the allocation of the purchase price, generally resulting in an increase to the recorded amount of the goodwill. The net payments have been discounted in calculating the fair value of the obligation as of the date of acquisition, and the discount is being accreted through expected maturity. Cash payments net of sublease receipts are presented as cash used in financing activities on the consolidated statements of cash flows. As of March 31, 2007, the total gross payments due from the Company to the landlords of the facilities is $82.7 million. This is reduced by $20.8 million of sublease income and a $5.5 million present value discount.

Additionally, the Company has implemented restructuring plans to eliminate duplicate facilities, personnel or assets in connection with the business combinations. In accordance with EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” costs such as these are recognized as liabilities assumed by the Company, and accordingly are included in the allocation of the purchase price, generally resulting in an increase to the recorded amount of the goodwill. As of March 31, 2007, total gross payments due from the Company to the landlords of the facilities is $2.6 million. This is reduced by $0.9 million of sublease income. The gross value of the lease exit costs will be paid through fiscal 2009. These gross payment obligations are included in the commitments disclosed in Note 14.

Current activity charged against the accrued business combination costs for the six months ended March 31, 2007 was as follows (in thousands):

	Facilities	Personnel	Total

Balance at September 30, 2006	$59,221	$844	$60,065
Charged to goodwill	35	(361)	(326)
Charged to interest expense	981	—	981
Cash payments, net of sublease receipts	(6,369)	(483)	(6,852)

Balance at March 31, 2007	$53,868	$—	$53,868

12.	Restructuring and Other Charges

Current activity charged against the restructuring accrual for the six months ended March 31, 2007 was as follows (in thousands):

	Facilities	Personnel	Total

Balance at September 30, 2006	$530	$374	$904
Cash payments and foreign exchange	(455)	(3)	(458)

Balance at March 31, 2007	$75	$371	$446

The remaining personnel-related accrual as of March 31, 2007 is primarily composed of amounts due under a restructuring charge taken in the fourth quarter of fiscal 2005 which is expected to be paid during fiscal 2007.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

13.	Stockholders’ Equity

Preferred Stock

The Company is authorized to issue up to 40,000,000 shares of preferred stock, par value $0.001 per share. The Company has designated 100,000 shares as Series A Preferred Stock and 15,000,000 shares as Series B Preferred Stock. In connection with the acquisition of ScanSoft from Xerox Corporation (“Xerox”), the Company issued 3,562,238 shares of Series B Preferred Stock to Xerox. On March 19, 2004, the Company announced that Warburg Pincus, a global private equity firm, had agreed to purchase all outstanding shares of the Company’s stock held by Xerox Corporation for approximately $80 million, including the 3,562,238 shares of Series B Preferred Stock. The Series B Preferred stock is convertible into shares of common stock on a one-for-one basis. The Series B Preferred Stock has a liquidation preference of $1.30 per share plus all declared but unpaid dividends. The holders of Series B Preferred Stock are entitled to non-cumulative dividends at the rate of $0.05 per annum per share, payable when, and if declared by the Board of Directors. To date, no dividends have been declared by the Board of Directors. Holders of Series B Preferred Stock have no voting rights, except those rights provided under Delaware law. The undesignated shares of preferred stock will have rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors upon issuance of the preferred stock. The Company has reserved 3,562,238 shares of its common stock for issuance upon conversion of the Series B Preferred Stock.

Common Stock

On March 22, 2007, the Company’s shareholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to increase the number of shares of common stock the Company is authorized to issue from 280,000,000 shares to 560,000,000 shares.

On January 26, 2007, the Company repurchased 261,422 shares of the Company’s common stock from former MVC stockholders which were originally issued in connection with the acquisition of MVC on December 29, 2006, for a total purchase price of $3.2 million.

On December 29, 2006, the Company issued 784,266 shares of its common stock in connection with the acquisition of MVC.

On May 5, 2005, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) by and among the Company, Warburg Pincus Private Equity VIII, L.P. and certain of its affiliated entities (collectively “Warburg Pincus”) pursuant to which Warburg Pincus agreed to purchase, and the Company agreed to sell, 3,537,736 shares of its common stock and warrants to purchase 863,236 shares of its common stock for an aggregate purchase price of $15.1 million. The warrants have an exercise price of $5.00 per share and a term of four years. On May 9, 2005, the sale of the shares and the warrants pursuant to the Securities Purchase Agreement was completed. The Company also entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) by and among the Company and Warburg Pincus pursuant to which Warburg Pincus agreed to purchase and the Company agreed to sell 14,150,943 shares of the Company’s common stock and warrants to purchase 3,177,570 shares of the Company’s common stock for an aggregate purchase price of $60.0 million. The warrants have an exercise price of $5.00 per share and a term of four years. The warrants provide the holder with the option to exercise the warrants on a net, or cashless, basis. On September 15, 2005, the sale of the shares and the warrants pursuant to the Securities Purchase Agreement was completed. The net proceeds from these two fiscal 2005 financings was $73.9 million. In connection with the financings, the Company granted Warburg Pincus registration rights giving Warburg Pincus the right to request that the Company use commercially reasonable efforts to register some or all of the shares of common stock issued to Warburg Pincus under both the Securities Purchase Agreement and Stock Purchase Agreement,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

including shares of common stock underlying the warrants. The Company has evaluated these warrants under EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and has determined that the warrants should be classified within the stockholders’ equity section of the accompanying consolidated balance sheets.

Common Stock Warrants

In fiscal 2005, the Company issued several warrants for the purchase of its common stock. Warrants were issued to Warburg Pincus as described above. Additionally, on November 15, 2004, in connection with the acquisition of Phonetic, the Company issued unvested warrants to purchase 750,000 shares of its common stock at an exercise price of $4.46 per share that will vest, if at all, upon the achievement of certain performance targets. The warrants provide the holder with the option to exercise the warrants on a net, or cashless, basis. The initial valuation of the warrants occurred upon closing of the Phonetic acquisition, February 1, 2005, and was treated as purchase consideration in accordance with EITF 97-8, “Accounting for Contingent Consideration Issued in a Purchase Business Combination.”

In March 1999 the Company issued Xerox a ten-year warrant with an exercise price for each warrant share of $0.61. This warrant is exercisable for the purchase of 525,732 shares of the Company’s common stock. On March 19, 2004, the Company announced that Warburg Pincus, a global private equity firm, had agreed to purchase all outstanding shares of the Company’s stock held by Xerox Corporation, including this warrant, for approximately $80 million. In connection with this transaction, Warburg Pincus acquired new warrants to purchase 2.5 million additional shares of the Company’s common stock from the Company for total consideration of $0.6 million. The warrants have a six-year life and an exercise price of $4.94. The warrants provide the holder with the option to exercise the warrants on a net, or cashless, basis.

In connection with the acquisition of SpeechWorks in 2003, the Company issued a warrant to its investment banker, expiring on August 11, 2011, for the purchase of 150,000 shares of the Company’s common stock at an exercise price of $3.98 per share. The warrant provides the holder with the option to exercise the warrants on a net, or cashless, basis. The warrant became exercisable on August 11, 2005, and was valued at its issuance at $0.2 million based upon the Black-Scholes option pricing model with the following assumptions: expected volatility of 60%, a risk-free interest rate of 4.03%, an expected term of 8 years, no dividends and a stock price of $3.92, based on the Company’s stock price at the time of issuance. During the six months ended March 31, 2007, the warrant was exercised to purchase 125,620 shares of the Company’s common stock. The holder of the warrant elected a cashless exercise resulting in a net issuance of 75,623 shares of the Company’s common stock. As of March 31, 2007, a warrant to purchase 24,380 shares of the Company’s common stock remains outstanding.

Also in connection with the acquisition of SpeechWorks, the Company assumed outstanding warrants previously issued by SpeechWorks to America Online. These warrants allow for the purchase of up to 219,421 shares of the Company’s common stock, and were issued in connection with a long-term marketing arrangement. The warrant is currently exercisable at a price of $14.49 per share and provides the holder with the option to exercise the warrants on a net, or cashless, basis. The warrant expires on June 30, 2007 and the value of the warrant was insignificant.

Based on its review of EITF 00-19, the Company has determined that each of the above-noted warrants should be classified within the stockholders’ equity section of the accompanying consolidated balance sheets.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

14.	Commitments and Contingencies

Operating Leases

The Company has various operating leases for office space around the world. In connection with many of its acquisitions the Company assumed facility lease obligations. Among these assumed obligations are lease payments related to certain office locations that were vacated by certain of the acquired companies prior to the acquisition date (Note 11). Additionally, certain of the Company’s lease obligations have been included in various restructuring charges (Note 12). The following table outlines the Company’s gross future minimum payments under all non-cancelable operating leases as of March 31, 2007 (in thousands):

			Other
			Contractual
	Operating	Leases Under	Obligations
Year Ending September 30,	Leases	Restructuring	Assumed	Total

2007 (April 1, 2007 to September 30, 2007)	$3,574	$815	$6,185	$10,574
2008	8,267	1,558	12,780	22,605
2009	7,906	1,432	13,202	22,540
2010	6,757	523	13,639	20,919
2011	5,877	540	14,172	20,589
2012	4,844	557	12,661	18,062
Thereafter	14,764	332	10,093	25,189

Total	$51,989	$5,757	$82,732	$140,478

At March 31, 2007, the Company has subleased certain office space that is included in the above table to third parties. Total sub-lease income under contractual terms is $24.9 million and which ranges from approximately $1.0 million to $3.8 million on an annual basis through February 2016.

In connection with certain of its acquisitions, the Company assumed certain financial guarantees that the acquired companies had committed to the landlords. As of March 31, 2007, the total outstanding financial guarantees related to real estate were $17.4 million and are secured by the 2006 Credit Facility.

Litigation and Other Claims

Like many companies in the software industry, the Company has, from time to time been notified of claims that it may be infringing certain intellectual property rights of others. These claims have been referred to counsel, and they are in various stages of evaluation and negotiation. If it appears necessary or desirable, the Company may seek licenses for these intellectual property rights. There is no assurance that licenses will be offered by all claimants, that the terms of any offered licenses will be acceptable to the Company or that in all cases the dispute will be resolved without litigation, which may be time consuming and expensive, and may result in injunctive relief or the payment of damages by the Company.

On April 10, 2007, Disc Link Corporation (“Disc Link”) filed a patent infringement action against the Company in the United States District Court for the Eastern District of Texas. Damages are sought in an unspecified amount. In this lawsuit, Disc Link alleges that the Company infringes U.S. Patent No. 6,314,574, titled “Information Distribution System.” The Company is in the early stages of evaluating these claims and intends to defend the action vigorously.

On November 8, 2006, VoiceSignal Technologies, Inc. filed an action against the Company and eleven of its resellers in the United States District Court for the Western District of Pennsylvania claiming patent infringement. Damages were sought in an unspecified amount. In the lawsuit, VoiceSignal alleges that the Company is infringing United States Patent No. 5,855,000 which relates to improving correction in a dictation

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

application based on a two input analysis. The Company believes these claims have no merit and intends to defend the action vigorously.

On May 31, 2006 GTX Corporation (“GTX”), filed an action against the Company in the United States District Court for the Eastern District of Texas claiming patent infringement. Damages were sought in an unspecified amount. In the lawsuit, GTX alleged that the Company is infringing United States Patent No. 7,016,536 entitled “Method and Apparatus for Automatic Cleaning and Enhancing of Scanned Documents.” The Company believes these claims have no merit and intends to defend the action vigorously.

On November 27, 2002, AllVoice Computing plc (“AllVoice”) filed an action against the Company in the United States District Court for the Southern District of Texas claiming patent infringement. In the lawsuit, AllVoice alleges that the Company is infringing United States Patent No. 5,799,273 entitled “Automated Proofreading Using Interface Linking Recognized Words to their Audio Data While Text is Being Changed” (the “‘273 Patent”). The ‘273 Patent generally discloses techniques for manipulating audio data associated with text generated by a speech recognition engine. Although the Company has several products in the speech recognition technology field, the Company believes that its products do not infringe the ‘273 Patent because, in addition to other defenses, they do not use the claimed techniques. Damages are sought in an unspecified amount. The Company filed an Answer on December 23, 2002. The United States District Court for the Southern District of Texas entered summary judgment against AllVoice and dismissed all claims against the Company on February 21, 2006. AllVoice filed a notice of appeal from this judgment on April 26, 2006. The Company believes these claims have no merit and intends to defend the action vigorously.

The Company believes that the final outcome of the current litigation matters described above will not have a significant adverse effect on its financial position and results of operations. However, even if the Company’s defense is successful, the litigation could require significant management time and could be costly. Should the Company not prevail in these litigation matters, its operating results, financial position and cash flows could be adversely impacted.

Guarantees and Other

The Company currently includes indemnification provisions in the contracts into which it enters with its customers and business partners. Generally, these provisions require the Company to defend claims arising out of its products’ infringement of third-party intellectual property rights, breach of contractual obligations and/or unlawful or otherwise culpable conduct on its part. The indemnity obligations imposed by these provisions generally cover damages, costs and attorneys’ fees arising out of such claims. In most, but not all, cases, the Company’s total liability under such provisions is limited to either the value of the contract or a specified, agreed upon amount. In some cases its total liability under such provisions is unlimited. In many, but not all, cases, the term of the indemnity provision is perpetual. While the maximum potential amount of future payments the Company could be required to make under all the indemnification provisions in its contracts with customers and business partners is unlimited, it believes that the estimated fair value of these provisions is minimal due to the low frequency with which these provisions have been triggered.

The Company has entered into agreements to indemnify its directors and officers to the fullest extent authorized or permitted under applicable law. These agreements, among other things, provide for the indemnification of its directors and officers for expenses, judgments, fines, penalties and settlement amounts incurred by any such person in his or her capacity as a director or officer of the Company, whether or not such person is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under the agreements. In accordance with the terms of the SpeechWorks merger agreement, the Company is required to indemnify the former members of the SpeechWorks board of directors, on similar terms as described above, for a period of six years from the acquisition date. In connection with this indemnification, the Company was required to purchase a director and officer insurance policy related to this obligation for a period of three years from the date of acquisition. This three-year policy

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

was purchased in 2003. In accordance with the terms of each of the Former Nuance and Dictaphone merger agreements, the Company is required to indemnify the former members of the Former Nuance and Dictaphone boards of directors, on similar terms as described above, for a period of six years from the acquisition date. In connection with these indemnifications, the Company has purchased director and officer insurance policies related to these obligations covering the full period of six years.

At March 31, 2007, the Company has $4.1 million of non-cancelable purchase commitments for inventory to fulfill customers’ orders currently scheduled in its backlog.

15.	Segment and Geographic Information and Significant Customers

The Company has reviewed the provisions of SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” with respect to the criteria necessary to evaluate the number of operating segments that exist. Based on its review, the Company has determined that it operates in one segment. Changes in the organization or the Company’s management reporting structure, as well as other events and circumstances, including but not limited to technological advances, increased competition and changing economic or market conditions, could result in (a) shorter estimated useful lives, (b) additional reporting units, which may require alternative methods of estimating fair values or greater disaggregation or aggregation in our analysis by reporting unit, and/or (c) other changes in previous assumptions or estimates. In turn, this could have a significant impact on the consolidated financial statements through accelerated amortization and/or impairment charges.

Revenue, classified by the major geographic areas in which the Company’s customers are located, were as follows (in thousands):

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2007	2006	2007	2006

United States	$100,830	$47,750	$202,380	$97,661
International	31,232	23,978	63,103	49,619

Total	$132,062	$71,728	$265,483	$147,280

No country outside of the United States composed greater than 10% of total revenue.

The following table presents revenue information for principal product lines, which do not constitute separate segments (in thousands):

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2007	2006	2007	2006

Speech	$113,460	$55,556	$228,462	$113,724
Imaging	18,602	16,172	37,021	33,556

Total	$132,062	$71,728	$265,483	$147,280

No customer accounted for greater than 10% of revenue or accounts receivable as of March 31, 2007 or September 30, 2006.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

The following table summarizes the Company’s long-lived assets, including intangible assets and goodwill, by geographic location (in thousands):

	March 31,	September 30,
	2007	2006

United States	$893,146	$865,884
International	145,752	105,869

Total	$1,038,898	$971,753

16.	Pro Forma Results

The following table reflects unaudited pro forma results of operations of the Company assuming that the Dictaphone and Focus acquisitions had occurred on October 1, 2005 (in thousands, except per share amounts):

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2007	2006	2007	2006

Revenue	$136,822	$114,643	$274,885	$235,726
Net loss	$(3,565)	$(37,784)	$(6,283)	$(49,828)
Net loss per basic and diluted share	$(0.02)	$(0.23)	$(0.04)	$(0.31)

The Company has not furnished pro forma financial information relating to the MVC acquisition because such information is not material. The unaudited pro forma results of operations are not necessarily indicative of the actual results that would have occurred had the transactions actually taken place at the beginning of the periods indicated.

17.	Related Parties

A member of the Company’s Board of Directors is also a partner at Wilson Sonsini Goodrich & Rosati, Professional Corporation, a law firm that provides services to the Company. In the six months ended March 31, 2007 and the fiscal year 2006, the Company paid $0.3 million and $4.9 million, respectively, to Wilson Sonsini Goodrich & Rosati for professional services provided to the Company. As of March 31, 2007 and September 30, 2006, the Company had $3.4 million and $0.6 million, respectively, included in accounts payable and accrued expenses to Wilson Sonsini Goodrich & Rosati.

18.	Subsequent Events

On February 12, 2007, the Company entered into an agreement and plan of merger to acquire BeVocal, Inc. (“BeVocal”), a provider of self-service customer care solutions that address the unique business requirements of the mobile communications market and its customers. The transaction closed on April 24, 2007. Under the terms of the agreement and plan of merger, the purchase price payable to BeVocal’s stockholders consists of an initial payment of approximately $15.0 million in cash, net of the estimated cash closing balance of BeVocal, and approximately 8.3 million shares of the Company’s common stock. Up to an additional $60.0 million in cash may also be paid, if at all, approximately 18 months following the closing, upon the achievement of certain performance objectives.

On April 5, 2007, the Company amended its 2006 Credit Facility, and received additional net proceeds of approximately $87.5 million. The 2006 Credit Facility and the amendment provide for the amendment and restatement of the Company’s existing 7-year term facility and 6-year revolving credit facility (together, the “Expanded 2006 Credit Facility”). The Expanded 2006 Credit Facility includes $90 million of additional term debt resulting in a $442 million term facility due in March 2013 and a $75 million revolving credit facility due in March 2012. The additional funds net of debt issuance costs received by the Company under the Expanded 2006 Credit Facility was used to fund the cash portion of the merger consideration of Focus and

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

BeVocal as discussed in Note 3 and above. The Expanded 2006 Credit Facility contains customary covenants, including, among other things, covenants that in certain cases restrict the ability of the Company and its subsidiaries to incur additional indebtedness, create or permit liens on assets, enter into sale-leaseback transactions, make loans or investments, sell assets, make acquisitions, pay dividends, or repurchase stock.

F-31

Nuance Communications, Inc.
(formerly ScanSoft, Inc.)

Annual Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Nuance Communications, Inc.
Burlington, Massachusetts

We have audited the accompanying consolidated balance sheets of Nuance Communications, Inc. (the “Company”) as of September 30, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the two years in the period ended September 30, 2006, and for the nine-month period ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nuance Communications, Inc. at September 30, 2006 and 2005, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2006, and for the nine-month period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Nuance Communications, Inc.’s internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 14, 2006, expressed an unqualified opinion thereon.

As described in note 16 of the Notes to Consolidated Financial Statements, Nuance Communications, Inc. adopted Statement of Financial Accounting Standards No.  123(R), “Share-Based Payment,” effective October 1, 2005.

/s/  BDO SEIDMAN, LLP
BDO Seidman, LLP

Boston, Massachusetts
December 14, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Nuance Communications, Inc.
Burlington, Massachusetts

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Nuance Communications, Inc. (the “Company”) maintained effective internal control over financial reporting as of September 30, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Dictaphone Corporation, which the Company acquired on March 31, 2006, and which is included in the 2006 consolidated financial statements of Nuance Communications, Inc. from the date of the acquisition and constituted approximately 42.8% of consolidated assets as of September 30, 2006, and approximately 20.1% of consolidated revenue for the year ended September 30, 2006. Management did not assess the effectiveness of internal controls over financial reporting of Dictaphone Corporation because the Company acquired this entity during its fiscal year ended September 30, 2006. Refer to Note 3 to the consolidated financial statements for further discussion of this acquisition and its impact on the Company’s consolidated financial statements. Our audit of internal control over financial reporting of Nuance Communications, Inc. also did not include an evaluation of the internal control over financial reporting of Dictaphone Corporation.

In our opinion, management’s assessment that Nuance Communications, Inc. maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by COSO. Also, in our opinion, Nuance

Communications, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on the criteria established in Internal Control-Integrated Framework issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of Nuance Communications, Inc. and our report dated December 14, 2006 expressed an unqualified opinion thereon and indicated that the Company adopted Statement of Financial Accounting Standards No.  123(R), “Share-Based Payment,” effective October 1, 2005.

/s/  BDO SEIDMAN, LLP
BDO Seidman, LLP

Boston, Massachusetts
December 14, 2006

NUANCE COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

	September 30,	September 30,
	2006	2005
	(In thousands, except
	share and per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$112,334	$71,687
Marketable securities	—	24,127
Accounts receivable, less allowances of $18,201 and $13,118, respectively	110,778	66,488
Acquired unbilled accounts receivable	19,748	3,052
Inventories, net	6,795	313
Prepaid expenses and other current assets	13,245	9,235
Deferred tax assets	421	—

Total current assets	263,321	174,902

Land, building and equipment, net	30,700	14,333
Goodwill	699,333	458,313
Other intangible assets, net	220,040	92,350
Other long-term assets	21,680	17,314

Total assets	$1,235,074	$757,212

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and obligations under capital leases	$3,953	$27,711
Accounts payable	27,768	17,347
Accrued expenses	52,674	60,153
Current portion of accrued business combination costs	14,810	17,027
Deferred maintenance revenue	63,269	13,298
Unearned revenue and customer deposits	30,320	10,822
Deferred acquisition payments, net	19,254	16,414

Total current liabilities	212,048	162,772

Long-term debt and obligations under capital leases, net of current portion	349,990	35
Accrued business combination costs, net of current portion	45,255	54,972
Deferred maintenance revenue, net of current portion	9,800	291
Deferred tax liability	19,926	4,241
Deferred acquisition payments, net — Phonetic	—	16,266
Other liabilities	21,459	3,970

Total liabilities	658,478	242,547

Commitments and contingencies
Stockholders’ equity:
Series B preferred stock, $0.001 par value; 40,000,000 shares authorized; 3,562,238 shares issued and outstanding (liquidation preference $4,631)	4,631	4,631
Common stock, $0.001 par value; 280,000,000 shares authorized; 173,182,430 and 159,431,907 shares issued and 170,152,247 and 156,585,046 shares outstanding, respectively	174	160
Additional paid-in capital	773,120	699,427
Treasury stock, at cost (3,030,183 and 2,846,861 shares, respectively)	(12,859)	(11,432)
Deferred compensation	—	(8,782)
Accumulated other comprehensive income (loss)	1,656	(2,100)
Accumulated deficit	(190,126)	(167,239)

Total stockholders’ equity	576,596	514,665

Total liabilities and stockholders’ equity	$1,235,074	$757,212

The accompanying notes are an integral part of these consolidated financial statements.

NUANCE COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended		Nine Months Ended
	September 30,	September 30,	September 30,
	2006	2005	2004
	(In thousands, except per share amounts)

Revenue:
Product and licensing	$235,825	$171,200	$98,262
Professional services, subscription and hosting	81,320	47,308	25,358
Maintenance and support	71,365	13,880	7,287

Total revenue	388,510	232,388	130,907

Costs and Expenses:
Cost of revenue:
Cost of product and licensing	31,394	20,378	10,348
Cost of professional services, subscription and hosting	59,015	34,737	20,456
Cost of maintenance and support	17,723	4,938	2,559
Cost of revenue from amortization of intangible assets	12,911	9,150	8,431

Total cost of revenue	121,043	69,203	41,794

Gross margin	267,467	163,185	89,113
Operating expenses:
Research and development	59,403	39,190	26,390
Sales and marketing	128,412	78,797	49,554
General and administrative	55,343	31,959	18,394
Amortization of other intangible assets	17,172	3,984	1,967
Restructuring and other charges (credits), net	(1,233)	7,223	801

Total operating expenses	259,097	161,153	97,106

Income (loss) from operations	8,370	2,032	(7,993)
Other income (expense):
Interest income	3,305	1,244	429
Interest expense	(17,614)	(1,644)	(340)
Other (expense) income, net	(1,132)	(237)	(141)

Income (loss) before income taxes	(7,071)	1,395	(8,045)
Provision for income taxes	15,144	6,812	1,333

Loss before cumulative effect of accounting change	(22,215)	(5,417)	(9,378)
Cumulative effect of accounting change	672	—	—

Net loss	$(22,887)	$(5,417)	$(9,378)

Basic and diluted earnings per share:
Loss before cumulative effect of accounting change	$(0.13)	$(0.05)	$(0.09)
Cumulative effect of accounting change	(0.01)	—	—

Net loss per share	$(0.14)	$(0.05)	$(0.09)

Weighted average common shares outstanding:
Basic and diluted	163,873	109,540	103,780

The accompanying notes are an integral part of these consolidated financial statements.

NUANCE COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY AND COMPREHENSIVE INCOME/(LOSS)

									Accumulated
			Common		Additional				Other		Total	Comprehensive
	Preferred Stock		Stock		Paid-In	Treasury Stock		Deferred	Comprehensive	Accumulated	Stockholders’	Income
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Compensation	Income (Loss)	Deficit	Equity	(Loss)
	(In thousands, except share amounts)

Balance at December 31, 2003	3,562,238	$4,631	105,327,485	$105	$464,350	2,735,466	$(10,925)	$(1,743)	$(748)	$(152,444)	$303,226
Issuance of common stock under employee stock-based compensation plans			2,570,697	3	6,221						6,224
Issuance of restricted stock, net			706,504	1	5,253	4,000		(5,254)
Issuance of warrant					382						382
Compensation expense associated with restricted stock								1,532			1,532
Repurchase of common stock at cost						32,041	(146)				(146)
Comprehensive loss:
Net loss										(9,378)	(9,378)	$(9,378)
Unrealized loss on marketable securities									(140)		(140)	(140)
Foreign currency translation adjustment									45		45	45

Comprehensive loss												$(9,473)

Balance at September 30, 2004	3,562,238	4,631	108,604,686	109	476,206	2,771,507	(11,071)	(5,465)	(843)	(161,822)	301,745
Issuance of common stock under employee stock-based compensation plans			2,040,339	2	6,085						6,087
Issuance of stock in connection with Rhetorical acquisition			449,437	—	1,671						1,671
Issuance of warrant in connection with Phonetic acquisition					370						370
Issuance of stock in connection with MedRemote acquisition			1,544,228	2	6,498						6,500
Issuance of stock and stock options in connection with Nuance acquisition			28,760,031	29	132,609			(4,218)			128,420
Issuance of stock and warrants in private placements of common stock, net of offering costs of $1,161			17,688,679	18	73,893						73,911
Issuance of restricted stock, net			344,507	—	2,095			(2,095)			—
Compensation expense associated with restricted stock and stock options								2,996			2,996
Repurchase of common stock at cost						75,354	(361)				(361)
Comprehensive loss:
Net loss										(5,417)	(5,417)	$(5,417)
Unrealized gain on marketable securities									98		98	98
Foreign currency translation adjustment									(1,355)		(1,355)	(1,355)

Comprehensive loss												$(6,674)

Balance at September 30, 2005	3,562,238	$4,631	159,431,907	160	699,427	2,846,861	(11,432)	(8,782)	(2,100)	(167,239)	514,665
Issuance of common stock under employee stock-based compensation plans			8,002,211	8	31,163						31,171
Issuance of restricted stock			1,194,958	1							1
Cancellation of restricted stock relating to employee tax withholding			(43,680)		(392)						(392)
Issuance of common stock to non-employee for service			9,700	—	59						59
Issuance of common stock upon conversion of convertible debenture			4,587,334	5	27,519						27,524
Share-based payments, including cumulative effect of accounting change					13,757			8,782			22,539
Excess tax benefit from share-based payment plans					1,726						1,726
Repurchase of common stock at cost						183,322	(1,427)				(1,427)
Additional offering costs related to 2005 issuance of stock and warrants in private placements					(139)						(139)
Comprehensive loss:
Net loss										(22,887)	(22,887)	$(22,887)
Unrealized gain on marketable securities									42		42	42
Unrealized losses on cash flow hedge derivatives									(570)		(570)	(570)
Foreign currency translation adjustment									4,284		4,284	4,284

Comprehensive loss												$(19,131)

Balance at September 30, 2006	3,562,238	$4,631	173,182,430	$174	$773,120	3,030,183	$(12,859)	$—	$1,656	$(190,126)	$576,596

The accompanying notes are an integral part of these consolidated financial statements.

NUANCE COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Nine Months
	Year Ended	Year Ended	Ended
	September 30,	September 30,	September 30,
	2006	2005	2004
	(In thousands)

Cash flows from operating activities
Net loss	$(22,887)	$(5,417)	$(9,378)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	8,366	5,019	2,919
Amortization of other intangible assets	30,083	13,134	10,399
Accounts receivable allowances	1,407	1,516	1,285
Non-cash portion of restructuring charges	1,233	212	395
Share-based payments, including cumulative effect of accounting change	22,539	2,996	1,301
Foreign exchange gain (loss)	—	(874)	113
Non-cash interest expense	3,862	1,006	199
Deferred tax provision	8,811	2,962	859
Normalization of rent expense	1,485	357	—
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	16,599	(19,832)	4,990
Inventories	(1,781)	646	57
Prepaid expenses and other assets	(5,208)	1,219	(967)
Accounts payable	7,534	6,687	553
Accrued expenses and other liabilities	(12,910)	3,719	(3,710)
Deferred maintenance revenue, unearned revenue and customer deposits	(11,186)	2,848	(2,757)

Net cash provided by operating activities	47,947	16,198	6,258

Cash flows from investing activities
Capital expenditures for property and equipment	(8,447)	(4,598)	(3,281)
Proceeds from sale of property and equipment	—	214	—
Payments for acquisitions, net of cash acquired	(392,826)	(61,287)	(734)
Proceeds from maturities of marketable securities	24,159	21,089	260
Purchases of marketable securities	—	—	(24,960)
Decrease in restricted cash	11,131	—	—

Net cash used in investing activities	(365,983)	(44,582)	(28,715)

Cash flows from financing activities
Payments of note payable, capital leases and deferred acquisition payments	(16,667)	(463)	(721)
Proceeds from credit facility, net of issuance costs	346,032	—	—
Payments associated with licensing agreements	—	(2,800)	(2,800)
Purchase of treasury stock	(1,427)	(361)	(146)
Payments under deferred payment agreement	—	—	(410)
Proceeds from issuance of common stock and common stock warrants, net of issuance costs	(139)	73,911	625
Proceeds from issuance of common stock under employee share-based payment plans	30,780	6,190	6,146

Net cash provided by financing activities	358,579	76,477	2,694

Effects of exchange rate changes on cash and cash equivalents	104	631	142

Net (decrease) increase in cash and cash equivalents	40,647	48,724	(19,621)
Cash and cash equivalents at beginning of period	71,687	22,963	42,584

Cash and cash equivalents at end of period	$112,334	$71,687	$22,963

The accompanying notes are an integral part of these consolidated financial statements.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business and Basis of Presentation

Nuance Communications, Inc. (the “Company” or “Nuance”) offers businesses and consumers competitive and value-added speech, dictation and imaging solutions that facilitate the way people access, share, manage and use information in business and daily life. The Company was incorporated in 1992 as Visioneer, Inc. In 1999, the Company changed its name to ScanSoft, Inc., and changed its ticker symbol to SSFT. In October 2005, the Company changed its name to Nuance Communications, Inc. and changed its ticker symbol to NUAN in November 2005.

During fiscal 2004, 2005 and 2006, the Company acquired the following businesses:

•	June 15, 2004 — Telelogue, Inc. (“Telelogue”);

•	September 16, 2004 — Brand & Groeber Communications GbR (“B&G”);

•	December 6, 2004 — Rhetorical Systems, Ltd. (“Rhetorical”);

•	January 21, 2005 — ART Advanced Recognition Technologies, Inc. (“ART”);

•	February 1, 2005 — Phonetic Systems Ltd. (“Phonetic”);

•	May 12, 2005 — MedRemote, Inc. (“MedRemote”);

•	September 15, 2005 — Nuance Communications, Inc. (“Former Nuance”); and

•	March 31, 2006 — Dictaphone Corporation (“Dictaphone”).

Each of these acquisitions has been accounted for under the purchase method of accounting and, accordingly, the results of operations from the acquired businesses have been included in the Company’s consolidated financial statements since the acquisition dates.

Reclassification:  Certain amounts in prior periods’ consolidated financial statements presented have been reclassified to conform to the current year’s presentation. These reclassifications include separate disclosures for (i) “acquired unbilled accounts receivable” on the consolidated balance sheets, which were previously within “accounts receivable”; (ii) “deferred maintenance revenue” and “unearned revenue and customer deposits” on the consolidated balance sheets, which were previously combined as “deferred revenue”; and (iii) “maintenance revenue” and the related costs of revenue which were previously combined with “professional services, subscription and hosting revenue” and the related costs on the consolidated statements of operations.

Change in Fiscal Year:  On October 23, 2004 the Company’s Board of Directors approved a change in the Company’s fiscal year end from December 31 to September 30, effective beginning September 30, 2004. All references in the consolidated financial statements to the period ended September 30, 2004, or fiscal 2004, refers to the nine-month period ended September 30, 2004.

2.	Summary of Significant Accounting Policies

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, assumptions and judgments, including those related to revenue recognition; allowance for doubtful accounts and returns; accounting for patent legal defense costs; the costs to complete the development of custom software applications; the valuation of goodwill, other intangible assets and tangible long-lived assets; accounting for acquisitions; share-based payments; the obligation relating to pension and post-retirement benefit plans; interest rate swaps which are characterized as

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

derivative instruments; income tax reserves and valuation allowances; and loss contingencies. The Company bases its estimates on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual amounts could differ significantly from these estimates.

Basis of Consolidation:  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated.

Revenue Recognition:  The Company recognizes software revenue in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9 and all related interpretations. Non-software revenue is recognized in accordance with, the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition in Financial Statements,” and SOP 81-1, “Accounting for Performance of Construction Type and Certain Performance Type Contracts.” For revenue arrangements with multiple elements outside of the scope of SOP 97-2, the Company accounts for the arrangements in accordance with Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Elements,” and allocates an arrangement’s fees into separate units accounting based on their relative fair value. In select situations, we sell or license intellectual property in conjunction with, or in place of, embedding our intellectual property in software. In general, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, collectibility is probable, and vendor specific objective evidence (“VSOE”) of fair value exists for any undelivered elements. When contracts contain substantive customer acceptance provisions, revenue and related costs are deferred until such acceptance is obtained. The Company reduces revenue recognized for estimated future returns, price protection and rebates, and certain marketing allowances at the time the related revenue is recorded.

When products are sold through distributors or resellers, title and risk of loss generally passes upon shipment, at which time the transaction is invoiced and payment is due. Shipments to distributors and resellers without right of return are recognized as revenue upon shipment by the Company. Certain distributors and value-added resellers have been granted rights of return for as long as the distributors or resellers hold the inventory. The Company has not analyzed historical returns from these distributors and resellers to estimate future sales returns. As a result, the Company recognizes revenue from sales to these distributors and resellers when the products are sold through to retailers and end-users. Based on reports from distributors and resellers of their inventory balances at the end of each period, the Company records an allowance against accounts receivable and reduces revenue for all inventories subject to return at the sales price.

The Company also makes an estimate of sales returns based on historical experience. In accordance with Statement of Financial Accounting Standards (“SFAS”) 48, “Revenue Recognition When Right of Return Exists,” the provision for these estimated returns is recorded as a reduction of revenue and accounts receivable at the time that the related revenue is recorded. If actual returns differ significantly from the Company’s estimates, such differences could have a material impact on the Company’s results of operations for the period in which the actual returns become known.

Revenue from royalties on sales of the Company’s products by original equipment manufacturers (“OEMs”), where no services are included, is recognized in the quarter earned so long as the Company has been notified by the OEM that such royalties are due, and provided that all other revenue recognition criteria are met.

Revenue from products offered on a subscription and/or hosting basis is recognized in the period the services are provided, based on a fixed minimum fee and/or variable fees based on the volume of activity. Subscription and hosting revenue is recognized as the Company is notified by the customer or through management reports that such revenue is due, provided that all other revenue recognition criteria are met.

When the Company provides maintenance and support services, it recognizes the revenue ratably over the term of the related contracts, typically one to three years. When maintenance and support contracts renew

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

automatically, the Company provides a reserve based on historical experience for contracts expected to be cancelled for non-payment. All known and estimated cancellations are recorded as a reduction to revenue and accounts receivable.

Professional services are generally not considered essential to the functionality of the software and are recognized as revenue when the related services are performed. Professional services revenue is generally recognized based on the percentage-of-completion method in accordance with SOP 81-1. The Company generally determines the percentage-of-completion by comparing the labor hours incurred to date to the estimated total labor hours required to complete the project. The Company considers labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates to complete are made in the periods in which facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results. When the Company provides services on a time and materials basis, it recognizes revenue as it performs the services based on actual time incurred.

The Company may sell, under one contract or related contracts, software licenses, professional services, and/or a maintenance and support arrangement. The total contract value is attributed first to the undelivered elements based on VSOE of their fair value. VSOE is established by the price charged when that element is sold separately. The remainder of the contract value is attributed to the delivered elements, typically software licenses, which are typically recognized as revenue upon delivery, provided all other revenue recognition criteria are met. When the Company provides professional services considered essential to the functionality of the software, such as custom application development for a fixed fee, it recognizes revenue from the services as well as any related software licenses on a percentage-of-completion basis.

The Company follows the guidance of EITF 01-09, “Accounting for Consideration Given by a Vendor (Including a Reseller of the Vendor’s Products),” and records consideration given to a reseller as a reduction of revenue to the extent the Company has recorded cumulative revenue from the customer or reseller. However, when the Company receives an identifiable benefit in exchange for the consideration and can reasonably estimate the fair value of the benefit received, the consideration is recorded as an operating expense.

The Company follows the guidance of EITF 01-14, “Income Statement Characterization of Reimbursements for ’Out-of-Pocket’ Expenses Incurred,” and records reimbursements received for out- of-pocket expenses as revenue, with offsetting costs recorded as cost of revenue. Out-of-pocket expenses generally include, but are not limited to, expenses related to transportation, lodging and meals.

The Company follows the guidance of EITF 00-10, “Accounting for Shipping and Handling Fees and Costs,” and records shipping and handling costs billed to customers as revenue with offsetting costs recorded as cost of revenue.

Cash and Cash Equivalents:  Cash and cash equivalents consists of cash on hand, including money market funds and commercial paper with original maturities of 90 days or less.

Allowance against Accounts Receivables:  The Company maintains an allowance for doubtful accounts for the estimated probable losses on uncollectible accounts receivable. The allowance is based upon the credit worthiness of its customers, its historical experience, the age of the receivable and current market and economic conditions. Receivables are written off against these reserves in the period they are determined to be uncollectible. For sell-through arrangements with certain distributors or resellers for whom the Company does not have history, the Company maintains an allowance against accounts receivable for all product subject to return at the sales price. The allowance is recorded based upon ending product balance held by these distributors or resellers at the end of each period and receivables are written off against these reserves in the period the product is returned. The Company also maintains an allowance for sales returns from customers for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which they have historical experience. The returns allowance is recorded as a reduction in revenue and accounts receivable at the time that the related revenue is recorded and the receivables are written off against the allowance in the period the return is received.

Inventories:  Inventories are stated at the lower of cost, computed using the first-in, first-out method, or market. The Company regularly reviews inventory quantities on hand and records a provision for excess and/or obsolete inventory primarily based on future purchase commitments with its suppliers, and the estimated utility of its inventory as well as other factors including technological changes and new product development.

Land, Building and Equipment:  Land, building and equipment are stated at cost. Building and equipment are depreciated over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life. Computer software developed or obtained for internal use is accounted for under SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and is depreciated over the estimated useful life of the software, generally five years or less. Depreciation is computed using the straight-line method. Significant improvements are capitalized and repairs and maintenance costs are expensed as incurred. The cost and related accumulated depreciation of sold or retired assets are removed from the accounts and any gain or loss is included in operations.

Goodwill and Other Intangible Assets:  The Company has significant long-lived tangible and intangible assets, including goodwill and intangible asset with indefinite lives, which are susceptible to valuation adjustments as a result of changes in various factors or conditions. The most significant long-lived tangible and other intangible assets are fixed assets, patents and core technology, completed technology, customer relationships and trademarks. All finite-lived intangible assets are amortized based upon patterns in which the economic benefits of such assets are expected to be utilized. The values of intangible assets, with the exception of goodwill and intangible assets with indefinite lives, were initially determined by a risk-adjusted, discounted cash flow approach. The Company assesses the potential impairment of identifiable intangible assets and fixed assets whenever events or changes in circumstances indicate that the carrying values may not be recoverable. Factors it considers important, which could trigger an impairment of such assets, include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of or use of the acquired assets or the strategy for the Company’s overall business;

•	significant negative industry or economic trends;

•	significant decline in the Company’s stock price for a sustained period; and

•	a decline in the Company’s market capitalization below net book value.

Future adverse changes in these or other unforeseeable factors could result in an impairment charge that would impact future results of operations and financial position in the reporting period identified.

In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives are tested for impairment on an annual basis as of July 1, and between annual tests if indicators of potential impairment exist. The impairment test compares the fair value of the reporting unit to its carrying amount, including goodwill and intangible assets with indefinite lives, to assess whether impairment is present. The Company has reviewed the provisions of SFAS 142 with respect to the criteria necessary to evaluate the number of reporting units that exist. Based on its review, the Company has determined that it operates in one reporting unit. Based on this assessment, the Company has not had any impairment charges during its history as a result of its impairment evaluation of goodwill and other indefinite-lived intangible assets under SFAS 142.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of those assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value for the asset. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. No impairment charges were taken in fiscal 2006, 2005 or 2004, based on the review of long-lived assets under SFAS 144.

Significant judgments and estimates are involved in determining the useful lives and amortization patterns of long-lived assets, determining what reporting units exist and assessing when events or circumstances would require an interim impairment analysis of goodwill or other long-lived assets to be performed. Changes in the organization or the Company’s management reporting structure, as well as other events and circumstances, including but not limited to technological advances, increased competition and changing economic or market conditions, could result in (a) shorter estimated useful lives, (b) additional reporting units, which may require alternative methods of estimating fair values or greater disaggregation or aggregation in our analysis by reporting unit, and/or (c) other changes in previous assumptions or estimates. In turn, this could have a significant impact on the consolidated financial statements through accelerated amortization and/or impairment charges (Notes 7 and 8).

Research and Development Costs:  Internal costs relating to research and development costs incurred for new software products and enhancements to existing products, other than certain software development costs that qualify for capitalization, are expensed as incurred. Software development costs incurred subsequent to the establishment of technological feasibility, but prior to the general release of the product, are capitalized and amortized to cost of revenue over the estimated useful life of the related products. The Company has determined that technological feasibility for its software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established have not been material, and accordingly, the Company has expensed the internal costs relating to research and development when incurred.

Purchased Computer Software:  The cost of purchased computer software to be sold, leased, or otherwise marketed is capitalized if the purchased software has an alternative future use. Otherwise, the cost is expensed as incurred. Capitalized purchased computer software is amortized to cost of revenue over the estimated useful life of the related products. At each balance sheet date, the Company evaluates these assets for impairment by comparing the unamortized cost to the net realizable value. Amortization expense was $5.1 million, $2.1 million and $1.6 million for fiscal 2006, 2005 and 2004, respectively. Included in the fiscal 2006 amortization expense was an additional $2.6 million of expense representing an impairment determined to exist in order to value the purchased computer software at its net realizable value (see Note 8 for additional information). The net unamortized purchased computer software included in other intangible assets at September 30, 2006 and 2005 were $1.6 million and $5.2 million, respectively.

Capitalized Patent Defense Costs:  The Company monitors the anticipated outcome of legal actions, and if it determines that the success of the defense of a patent is probable, and so long as the Company believes that the future economic benefit of the patent will be increased, the Company capitalizes external legal costs incurred in the defense of these patents, up to the level of the expected increased future economic benefit. If changes in the anticipated outcome occur, the Company writes off any capitalized costs in the period the change is determined. As of September 30, 2006 and 2005, capitalized patent defense costs totaled $6.4 million and $2.3 million, respectively.

Advertising Costs:  Advertising costs are expensed as incurred and are classified as sales and marketing expenses. Cooperative advertising programs reimburse customers for marketing activities for certain of the Company’s products, subject to defined criteria. Cooperative advertising obligations are accrued and the costs expensed at the same time the related revenue is recognized. Cooperative advertising expenses are recorded as

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expense to the extent that an advertising benefit separate from the revenue transaction can be identified and the cash paid does not exceed the fair value of that advertising benefit received. Any excess of cash paid over the fair value of the advertising benefit received is recorded as a reduction in revenue. The Company incurred advertising costs of $16.4 million, $11.4 million and $7.4 million for fiscal 2006, 2005 and 2004, respectively.

Income Taxes:  Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company does not provide for U.S. income taxes on the undistributed earnings of its foreign subsidiaries, which the Company considers to be indefinitely reinvested outside of the U.S. in accordance with Accounting Principles Board (“APB”) Opinion 23, “Accounting for Income Taxes — Special Areas.”

The Company makes judgments regarding the realizability of its deferred tax assets. In accordance with SFAS 109, “Accounting for Income Taxes,” the carrying value of the net deferred tax assets is based on the belief that it is more likely than not that the Company will generate sufficient future taxable income to realize these deferred tax assets after consideration of all available evidence. The Company regularly reviews its deferred tax assets for recoverability considering historical profitability, projected future taxable income, and the expected timing of the reversals of existing temporary differences and tax planning strategies.

Valuation allowances have been established for U.S. deferred tax assets, which the Company believes do not meet the “more likely than not” criteria established by SFAS 109. If the Company is subsequently able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been established, then the Company may be required to recognize these deferred tax assets through the reduction of the valuation allowance which would result in a material benefit to its results of operations in the period in which the benefit is determined, excluding the recognition of the portion of the valuation allowance which relates to net deferred tax assets acquired in a business combination and created as a result of share-based payments. The recognition of the portion of the valuation allowance which relates to net deferred tax assets resulting from share-based payments will be recorded as additional paid-in-capital; the recognition of the portion of the valuation allowance which relates to net deferred tax assets acquired in a business combination will reduce goodwill, other intangible assets, and to the extent remaining, the provision for income taxes.

Comprehensive Income (Loss):  Total comprehensive loss, net of taxes, was approximately $19.1 million, $6.7 million and $9.5 million for fiscal 2006, 2005 and 2004, respectively. Comprehensive loss consists of net loss and other comprehensive income (loss), which includes current period foreign currency translation adjustments, unrealized gains (losses) related to derivatives reported as cash flow hedges, and unrealized gains (losses) on marketable securities. For the purposes of comprehensive income (loss) disclosures, the Company does not record tax provisions or benefits for the net changes in the foreign currency translation adjustment, as the Company intends to reinvest undistributed earnings in its foreign subsidiaries permanently.

The components of accumulated other comprehensive income (loss), reflected in the Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss), consisted of the following (in thousands):

	2006	2005	2004

Unrealized losses on cash flow hedge derivatives	$(570)	$—	$—
Unrealized losses on marketable securities	—	(42)	(140)
Cumulative foreign currency translation adjustments	2,226	(2,058)	(703)

	$1,656	$(2,100)	$(843)

Concentration of Risk:  Financial instruments that potentially subject the Company to significant concentrations of credit risk principally consist of cash, cash equivalents, and trade accounts receivable. The Company places its cash and cash equivalents with financial institutions with high credit ratings. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company performs credit evaluations of its customers’ financial condition and does not require collateral, since management does not anticipate nonperformance of payment. The Company also maintains reserves for potential credit losses and such losses have been within management’s expectations. At September 30, 2006 and 2005, no customer represented greater than 10% of the Company’s net accounts receivable balance.

Fair Value of Financial Instruments:  Financial instruments include cash equivalents, marketable securities, accounts receivable, long-term debt and cash flow hedge derivative instruments and are carried in the financial statements at amounts that approximate their fair value.

Foreign Currency Translation:  The Company transacts business in various foreign currencies. In general, the functional currency of a foreign operation is the local country’s currency. Non-functional currency monetary balances are remeasured into the functional currency of the subsidiary with any related gain or loss recorded in other income (expense), net, in the accompanying consolidated statements of operations. Assets and liabilities of operations outside the United States, for which the functional currency is the local currency, are translated into United States dollars using period-end exchange rates. Revenue and expenses are translated at the average exchange rates in effect during each fiscal month during the year. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

Financial Instruments and Hedging Activities:  The Company follows the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments. To achieve hedge accounting, the criteria specified in SFAS 133, must be met, including (i) ensuring at the inception of the hedge that formal documentation exists for both the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge and (ii) at the inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value attributed to the hedged risk during the period that the hedge is designated. Further, an assessment of effectiveness is required whenever financial statements or earnings are reported. Absent meeting these criteria, changes in fair value are recognized currently in other expense, net of tax, in the income statement. Once the underlying forecasted transaction is realized, the gain or loss from the derivative designated as a hedge of the transaction is reclassified from accumulated other comprehensive income to the income statement, in the related revenue or expense caption, as appropriate. Any ineffective portion of the derivatives designated as cash flow hedges is recognized in current earnings. As of September 30, 2006, there was a $100 million interest rate swap (“the Swap”) outstanding. The Swap was entered into in conjunction with the term loan on March 31, 2006. The Swap was designated as a cash flow hedge, and changes in the fair value of this cash flow hedge derivative are recorded in stockholders’ equity as a component of accumulated other comprehensive income (loss).

Accounting for Long-Term Facility Obligations:  The Company has historically acquired companies who have previously established restructuring charges relating to lease exit costs, and has recorded restructuring charges of its own that include lease exit costs. The Company follows the provisions of EITF 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” or SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities,” as applicable. In accounting for these obligations, the Company is required to make assumptions relating to the time period over which the facility will remain vacant, sublease terms, sublease rates and discount rates. The Company bases its estimates and assumptions on the best information available at the time of the obligation having arisen. These estimates are reviewed and revised as facts and circumstances dictate. Changes in these estimates could have a material effect on the amount accrued on the balance sheet.

Accounting for Share-Based Payments:  Effective October 1, 2005, the Company accounts for share-based payments in accordance with SFAS 123(R), “Share-Based Payment” (“SFAS 123R”). Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period which is

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

generally the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected dividends, share price volatility and the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be materially impacted. Prior to the adoption of SFAS 123(R), the Company applied Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees,” to account for its share-based payments. See Note 16 for additional information related to share-based payments.

SFAS 123R requires the presentation of pro forma information for the comparative periods prior to the adoption, as if the Company had accounted for all its employee share-based payments under the fair value method of the original SFAS 123. No amounts relating to the share-based payments have been capitalized. The following table illustrates the pro forma effect on net income (loss) and earnings per share (in thousands, except per-share data):

	Fiscal	Fiscal
	2005	2004

Net loss, as reported	$(5,417)	$(9,378)
Add: employee stock-based compensation included in reported net income	2,996	1,532
Less: employee stock-based compensation under SFAS 123	(9,056)	(9,157)

Net loss, pro forma	$(11,477)	$(17,003)

Net loss per share:
Basic and diluted, as reported	$(0.05)	$(0.09)

Basic and diluted, pro forma	$(0.10)	$(0.16)

The fair value of the stock options granted was estimated on the dates of grant using the Black-Scholes model with the following weighted-average assumptions:

	2005	2004

Dividend yield	0.0%	0.0%
Expected volatility	54.1%	75.7%
Average risk-free interest rate	3.9%	2.6%
Expected term (in years)	3.6	3.5

The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on the historical volatility of the Company’s common stock over the period commensurate with the expected life of the options and the historical implied volatility from traded options with a term of 180 days or greater. The risk-free interest rate is derived from the average U.S. Treasury STRIPS rate during the period, which approximates the rate in effect at the time of grant, commensurate with the expected life of the instrument. During fiscal 2005 and 2004, the Company estimated the expected life based on the historical exercise behavior.

Net Income (Loss) Per Share:  The Company computes net income (loss) per share under the provisions of SFAS 128, “Earnings per Share,” and EITF 03-06, “Participating Securities and Two — Class Method under FASB Statement No. 128, ’Earnings per Share.”’ Accordingly, basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the period.

Diluted net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period plus the dilutive

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effect of common equivalent shares, which include outstanding stock options, warrants, unvested shares of restricted stock using the treasury stock method and the convertible debenture using the as converted method. Common equivalent shares are excluded from the computation of diluted net income (loss) per share if their effect is anti-dilutive. Potentially dilutive common equivalent shares aggregating 19,250,475 for fiscal 2006, 13,133,936 for fiscal 2005 and 12,807,361 for fiscal 2004, have been excluded from the computation of diluted net income (loss) per share because their inclusion would be anti-dilutive.

Recently Issued Accounting Standards:  In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions). Under SFAS 158, the Company will be required to recognize the funded status of its defined benefit postretirement plan and to provide the required disclosures commencing as of September 30, 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end is effective for the Company’s fiscal year ended September 30, 2009. The Company is currently evaluating the impact that SFAS 158 will have on its consolidated financial statements.

In September 2006, the United States Securities and Exchange Commission (“SEC”) issued SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” This SAB provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s financial statements and the related financial statement disclosures. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company does not anticipate that SAB 108 will have a material impact on its financial statements.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes”. FIN 48 prescribes the recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company’s fiscal year beginning October 1, 2007. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated financial statements.

In March 2006, the FASB issued EITF 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)” that clarifies how a company discloses its recording of taxes collected that are imposed on revenue-producing activities. EITF 06-03 is effective for the first interim reporting period beginning after December 15, 2006, and thus the Company is required to adopt this standard as of January 1, 2007, in the second quarter of its fiscal year 2007. The Company is evaluating the impact, if any, that EITF 06-03 may have on its consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments,” which amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006 and is therefore required to be adopted by the Company as of October 1, 2006. The Company does not anticipate the adoption of SFAS 155 will have any impact on its consolidated financial statements.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB 20, “Accounting Changes,” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is therefore required to be adopted by the Company as of October 1, 2006. To the extent the Company makes any accounting changes or error correction in future periods, the adoption of SFAS 154 could have a material impact on its consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Business Acquisitions

Acquisition of Dictaphone Corporation (“Dictaphone”)

On March 31, 2006, the Company acquired all of the outstanding capital stock of Dictaphone Corporation (“Dictaphone”), a leading healthcare information technology company, for approximately $365.0 million in cash, including approximately $5.7 million in estimated transaction costs. The Company acquired Dictaphone to expand its product portfolio, market reach and revenue streams in the healthcare markets. The acquisition has been accounted for under the purchase method of accounting, and the results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. The Company is currently finalizing the valuation of the assets acquired and liabilities assumed; therefore, the fair values set forth below are subject to adjustment as additional information is obtained. The following table summarizes the preliminary allocation of the purchase price (in thousands):

Total purchase consideration:
Cash	$359,240
Estimated transaction costs	5,716

Total purchase consideration	$364,956

Preliminary allocation of the purchase consideration:
Cash	$7,742
Accounts receivables, net	32,060
Acquired unbilled accounts receivable	46,855
Inventories	2,940
Other current assets	4,358
Property and equipment	13,899
Other assets	4,587
Identifiable intangible assets	155,760
Goodwill	239,174

Total assets acquired	507,375

Accounts payable and accrued expenses	(31,804)
Accrued business combination costs	(2,719)
Deferred revenue	(43,731)
Unearned revenue and customer deposits	(42,275)
Deferred income tax liabilities	(13,161)
Pension, postretirement and other liabilities	(8,729)

Total liabilities assumed	(142,419)

Net assets acquired	$364,956

In accordance with EITF 95-3, the Company has commenced integration activities which on a preliminary basis have resulted in recognizing $1.8 in liabilities for employee termination benefits which will be paid through fiscal 2007 and $0.9 million for the remaining contractual obligations associated with the elimination of duplicate facilities.

The Company is also committed to pay $1.2 million in severance and related one-time payments to former employees of Dictaphone so long as they remain with the Company through specified dates in fiscal

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2007. These $1.2 million in payments are not accrued as of September 30, 2006, as they relate to future performance obligations of these employees.

Approximately $26.0 million of the $239.2 million of goodwill will be deductible for income tax purposes. Customer relationships are amortized based upon patterns in which the economic benefits of customer relationships are expected to be utilized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted Average
	Amount	Life
		(In years)

Customer relationships	$105,800	10.0
Existing technology	21,500	6.6
Trade name, subject to amortization	660	4.5

Subtotal	127,960
Trade name, indefinite life	27,800	n/a

Total	$155,760

Acquisition of Nuance Communications, Inc. (“Former Nuance”)

On September 15, 2005, the Company acquired all of the outstanding capital stock of Former Nuance, a Company that provides software that enables enterprises and telecommunications carriers to automate the delivery of information and services over the telephone, for approximately $224.4 million. With the acquisition of Former Nuance, the Company enhanced its portfolio of technologies, applications and services for call center automation, customer self service and directory assistance.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total purchase price included the issuance of 28,760,031 shares of common stock valued at $117.9 million, cash consideration of $82.2 million, assumed stock options valued at $14.7 million, and transaction costs of $9.6 million. The merger is a non-taxable event and has been accounted for under the purchase method of accounting. The results of operations of the acquired business have been included in the financial statements of the Company since the date of acquisition. The following table summarizes the final allocation of the purchase price (in thousands):

Total purchase consideration:
Common stock issued	$117,916
Cash	82,172
Value of options to purchase common stock assumed	14,721
Transaction costs	9,571

Total purchase consideration	$224,380

Allocation of the purchase consideration:
Cash	$58,066
Short-term investments	20,362
Other current assets	12,065
Property and equipment	2,872
Other assets	14,848
Identifiable intangible assets	41,740
Goodwill	146,717

Total assets acquired	296,670
Deferred compensation for stock options assumed	4,218
Accounts payable and accrued expenses	(5,981)
Current portion of accrued facility leases	(12,699)
Accrued acquisition-related fees	(7,083)
Deferred revenue	(8,400)
Long-term facility leases, net of current portion	(42,057)
Other long-term liabilities	(288)

Total liabilities assumed	(72,290)

Net assets acquired	$224,380

In connection with the acquisition of Former Nuance, the Company conducted integration activities which resulted in recognizing liabilities of $1.4 million for lease obligations, and $2.6 million relating to employee termination benefits employee and other contractual obligations. The Company has also assumed obligations relating to a leased facility with lease term set to expire in 2012 which was abandoned by Former Nuance prior to the acquisition date. The fair value of the obligations, net of estimated sublease income, totaling $53.4 million was recognized as assumed liability at date of acquisition. The payment of the lease obligations is discussed in Note 12. Substantially all of the employee-related costs were paid as of September 30, 2006.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Customer relationships are amortized based upon patterns in which the economic benefits of customer relationships are expected to be utilized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Core technology	$17,880	8.0
Completed technology	2,230	4.0
Customer relationships	19,430	6.0
Tradename	2,200	7.0

	$41,740

Acquisition of MedRemote, Inc. (“MedRemote”)

On May 12, 2005, the Company acquired all of the outstanding capital stock of MedRemote, a Company that provides Web-based transcription processing and workflow systems that leverage speech recognition and integrate with existing healthcare information systems, for approximately $13.7 million. The purchase price consisted of $7.2 million in cash including transaction costs, and 1,544,309 shares of common stock valued at $6.5 million. The merger is a non-taxable event and has been accounted for under the purchase method of accounting. The results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. The following table summarizes the final allocation of the purchase price (in thousands):

Total purchase consideration:
Common stock issued	$6,500
Cash	6,569
Transaction costs	678

Total purchase consideration	$13,747

Allocation of the purchase consideration:
Current assets	$2,301
Property and equipment	67
Identifiable intangible assets	2,520
Goodwill	9,342

Total assets acquired	14,230
Total liabilities assumed	(483)

Net assets acquired	$13,747

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Customer relationships are amortized based upon patterns in which the economic benefits of customer relationships are expected to be utilized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
		Life
	Amount	(In years)

Core and completed technology	$1,090	7.0
Customer relationships	1,370	7.1
Non-compete agreements	60	3.0

	$2,520

Acquisition of Phonetic Systems Ltd. (“Phonetic”)

On February 1, 2005, the Company acquired all of the outstanding capital stock of Phonetic, an Israeli corporation which develops and markets an automatic telephone information system. Phonetic provided the Company with an array of technology, customer, partner and employee resources to help fuel its growth and accelerate its deployment of high quality speech applications throughout the world.

The total purchase price of approximately $36.1 million included an initial payment of $17.5 million paid at closing, a deferred payment of $17.5 million due in February 2007, cash paid out related to the proceeds from the employees issuance of stock options totaling $0.4 million, transaction costs of $2.5 million, and the fair value of warrants issued for the purchase of up to 750,000 shares of the Company’s common stock. The present value of the deferred payment of $17.5 million is included in current liabilities in the Consolidated Balance Sheet and is being accreted to the stated amount through the payment date. The merger was a taxable event and has been accounted for under the purchase method of accounting. The results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. The following table summarizes the final allocation of the purchase price (in thousands):

Total purchase consideration:
Cash, including deferred payment obligation at net present value	$33,293
Warrants issued at fair value	370
Transaction costs	2,451

Total purchase consideration	$36,114

Allocation of the purchase consideration:
Current assets	$1,904
Property and equipment	1,248
Other assets	70
Identifiable intangible assets	6,570
Goodwill	35,515

Total assets acquired	45,307

Current liabilities	(7,699)
Long-term liabilities	(1,494)

Total liabilities assumed	(9,193)

Net assets acquired	$36,114

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the agreement, the Company agreed to make maximum additional payments of $35.0 million in contingent purchase price upon achievement of certain established financial targets through December 31, 2007. On June 1, 2006, the Company notified the former shareholders of Phonetic that the performance targets for the first schedule payment of up to $12.0 million were not achieved. The former shareholders of Phonetic have objected to this determination. The Company and the former shareholders of Phonetic are in the early stages of discussing this matter. Additional payments, if any, related to this contingency will be accounted for as additional goodwill.

In connection with the acquisition of Phonetic, the Company closed a facility in Israel and recognized $0.7 million in liabilities at the date of acquisition for the remaining contractual obligations associated with the closed facility in accordance with EITF 95-3.

Customer relationships are amortized based upon patterns in which the economic benefits of customer relationships are expected to be utilized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Core and completed technology	$2,150	9.5
Customer relationships	3,950	7.9
Non-compete agreements	470	5.0

	$6,570

Acquisition of ART Advanced Recognition Technologies, Inc. (“ART”)

On January 21, 2005, the Company acquired all of the outstanding capital stock of ART, a company which designs, develops and sells speech and handwriting recognition software products. With the acquisition of ART, the Company expanded its portfolio of embedded speech solutions to include a deep set of resources, expertise and relationships with the world’s leading mobile device manufacturers and service providers. ART specializes in applications that create voice-based, conversational interfaces that enable users to dial by voice and manage and access their contacts for mobile devices.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total purchase price of approximately $27.7 million consisted of first cash installment payment of $10.0 million paid at closing, a deferred payment of $16.4 million to be paid in December 2005 plus interest of 4%, and $1.3 million of transaction costs. During fiscal 2006, the Company paid $14.4 million of the deferred payment. As of September 30, 2006, the Company still had an outstanding purchase price payment of $2.0 million which represents proceeds withheld by the Company to satisfy claims against the former ART shareholders under the purchase agreement. Subsequent to September 30, 2006, the Company agreed to pay the former ART shareholders $1.0 million and retained the remaining amount in full satisfaction of the claims made against the former ART shareholders and will be used by the Company, if necessary, to satisfy the liabilities that formed the basis of the claims against the former ART shareholders. The merger was a taxable event and has been accounted under the purchase method of accounting. The results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. The following table summarizes the final allocation of the purchase price (in thousands):

Total purchase consideration:
Cash	$26,414
Transaction costs	1,306

Total purchase consideration	$27,720

Allocation of the purchase consideration:
Current assets	$5,546
Property and equipment	769
Other assets	486
Identifiable intangible assets	9,380
Goodwill	19,064

Total assets acquired	35,245

Current liabilities	(3,234)
Long-term liabilities	(4,291)

Total liabilities assumed	(7,525)

Net assets acquired	$27,720

Customer relationships are amortized based upon patterns in which the economic benefits of customer relationships are expected to be utilized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Core and completed technology	$5,150	6.9
Customer relationships	4,210	8.0
Non-compete agreements	20	1.0

	$9,380

Acquisition of Rhetorical Systems, Ltd. (“Rhetorical”)

On December 6, 2004, the Company acquired all of the outstanding capital stock of Rhetorical, a supplier of innovative text-to-speech solutions and tools based in Edinburgh, Scotland. With the acquisition of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Rhetorical, the Company solidified its position as a leading provider of speech synthesis or text-to-speech solutions for a variety of speech-based applications. The Rhetorical acquisition further differentiates the Company’s solutions with a number of techniques, tools, and services that enhance the ability to deliver custom, dynamic voices.

The consideration consisted of 2.8 million Pounds Sterling in cash (valued at $5.4 million using foreign exchange rates as of the date of the acquisition) and 449,437 shares of the Company’s common stock valued at $1.7 million. The acquisition is a taxable event and has been accounted for under the purchase method of accounting. The results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. The following table summarizes the final allocation of the purchase price (in thousands):

Total purchase consideration:
Cash	$5,360
Common stock issued	1,672
Transaction costs	1,091

Total purchase consideration	$8,123

Allocation of the purchase consideration:
Current assets	$824
Property and equipment	153
Identifiable intangible assets	1,310
Goodwill	9,300

Total assets acquired	11,587

Current liabilities	(2,518)
Long-term liabilities	(946)

Total liabilities assumed	(3,464)

Net assets acquired	$8,123

In connection with the acquisition of Rhetorical, the Company closed a facility in Edinburgh, Scotland and recognized $1.3 million in liabilities at date of acquisition for the remaining contractual obligations associated with the closed facility in accordance with EITF 95-3.

Customer relationships are amortized based upon patterns in which the economic benefits of customer relationships are expected to be utilized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Core and completed technology	$490	10.0
Customer relationships — Maintenance	690	8.0
Customer relationships — License and Professional Services	100	0.3
Non-compete agreements	30	1.0

	$1,310

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisition of Brand & Groeber Communications GbR (“B&G”)

On September 16, 2004, the Company acquired all of the outstanding capital stock of B&G, to expand its intellectual property portfolio relating to embedded speech synthesis technology. B&G’s embedded speech application makes mobile phones accessible to the visually impaired. Many of the application’s standard features, like email reading, have broad applicability for all types of users where “eyes-free” use of mobile devices is important, like in the automobile. The total purchase price of approximately $0.6 million consisted of cash consideration of $0.5 million and transaction costs of $0.1 million. Under the agreement, the Company agreed to make maximum additional payments of up to €5.5 million upon achievement of certain established financial targets. From the date of acquisition through December 31, 2005, €0.4 million was paid based on the attainment of certain performance targets. The remaining €5.1 million (approximately $6.5 million based on the currency exchange rates as of September 30, 2006) may be earned based on the attainment of performance targets for calendar 2006 and, to the extent earned, would be paid in January 2007. Any additional payments related to this contingency will be accounted for as additional goodwill. The acquisition has been accounted for under the purchase method of accounting and was taxable to the shareholders. The results of operations of the acquired business have been included in the financial statements of the Company since the date of acquisition.

Identifiable intangible assets with finite lives are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Completed technology	$80	5.0
Customer relationships	180	8.0
Trade names and trademarks	20	8.0

	$280

Acquisition of Telelogue, Inc. (“Telelogue”)

On June 15, 2004, the Company acquired all of the outstanding capital stock of Telelogue, a provider of automated directory assistance applications for telecommunications providers, based in New Jersey. The acquisition of Telelogue enhanced the Company’s automated directory assistance portfolio by adding key customer and partner relationships, methodologies in voice user interface, and several patents used in the successful automation of directory automation services.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total purchase price of approximately $3.3 million included cash consideration equal to $2.2 million, transaction costs of $0.8 million and the assumption of certain obligations of $0.3 million. The merger was a taxable event and had been accounted for under the purchase method of accounting. An additional amount of $2.0 million in contingent consideration was not earned during the period defined in the purchase agreement, and will not become payable. The results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. The following table summarizes the final allocation of the purchase price (in thousands):

Total purchase consideration:
Cash	$2,206
Debt assumed	297
Transaction costs	832

Total purchase consideration	$3,335

Allocation of the purchase consideration:
Current assets	$305
Property and equipment	637
Identifiable intangible assets	550
Goodwill	2,923

Total assets acquired	4,415

Current liabilities	(592)
Long-term liabilities	(488)

Total liabilities assumed	(1,080)

Net assets acquired	$3,335

Identifiable intangible assets with finite lives are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Core technology	$220	7.0
Completed technology	90	3.0
Trade names and trademarks	240	4.0

	$550

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Marketable Securities

The Company accounts for its marketable equity securities in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” Investments are classified as available-for-sale and are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (losses), net of tax. Realized gains and losses on sales of short-term and long-term investments have not been material. Marketable securities have been classified as available-for-sale securities as follows (in thousands):

		Net
		Unrealized
		Gains	Estimated
	Cost	(Losses)	Fair Value

Balance at September 30, 2005
U.S. government agencies	$7,333	$3	$7,336
Corporate notes	16,836	(45)	16,791

Total short-term marketable securities	$24,169	$(42)	$24,127

As of September 30, 2006, the Company did not have any outstanding marketable securities.

5.	Accounts Receivable

Accounts receivable, excluding acquired unbilled accounts receivable, consisted of the following (in thousands):

	September 30,	September 30,
	2006	2005

Accounts receivable	$116,574	$62,212
Unbilled accounts receivable	12,405	17,394

	128,979	79,606
Less — allowance for doubtful accounts	(2,100)	(2,995)
Less — reserve for distribution and reseller accounts receivable	(9,797)	(5,798)
Less — allowance for sales returns	(6,304)	(4,325)

	$110,778	$66,488

Unbilled accounts receivable primarily relate to product revenue earned under royalty-based arrangements for which billing occurs in the month following receipt of the royalty report, and for professional services revenue earned under percentage of completion contracts that have not yet been billed based on the terms of the specific arrangement.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Activities in the allowance for doubtful accounts and other sales reserves were as follows (in thousands):

		Reserve for
	Allowance for	Distribution and	Allowances for
	Doubtful accounts	Reseller	Sales Returns

Balance at December 31, 2003	$1,439	$5,891	$2,870
Additions charged to costs and expenses	1,286	—	—
Write-offs, net of recoveries	(243)	—	—
Reductions (additions) made to revenue, net	—	9	56

Balance at September 30, 2004	2,482	5,900	2,926
Additions charged to costs and expenses	1,310	—	—
Write-offs, net of recoveries	(797)	—	—
Reductions (additions) made to revenue, net	—	(102)	1,399

Balance at September 30, 2005	2,995	5,798	4,325
Additions charged to costs and expenses	1,407	—	—
Write-offs, net of recoveries	(2,302)	—	—
Reductions (additions) made to revenue, net	—	3,999	1,979

Balance at September 30, 2006	$2,100	$9,797	$6,304

Acquired unbilled accounts receivable consist of amounts established under the provisions of EITF 01-3 and relate to future expected billings of certain non-cancelable contracts which have been assumed by the Company in connection with its accounting for acquisitions. To the extent that the products or services deliverable under these contracts were not delivered as of the date of the acquisition, and therefore represent an assumed legal performance obligation by the Company. An asset is recorded for payments due from customers, and a related liability for the fair value of undelivered services is included in unearned revenue and customer deposits relating to such future recognizable revenue. As of September 30, 2006 and 2005, the acquired unbilled accounts receivable were approximately $19.7 million and $3.1 million, respectively. The increase is attributable to the acquisition of Dictaphone in March 2006 (Note 3).

6. Inventories, net

Inventories, net of allowances, consisted of the following (in thousands):

	September 30,	September 30,
	2006	2005

Components and parts	$3,249	$—
Inventory at customers	2,317	—
Finished products	1,229	313

	$6,795	$313

Inventory at customers reflects equipment related to in-process installations of solutions of Dictaphone contracts with customers. These contracts have not been recorded to revenue as of September 30. 2006, and therefore the inventory is on the balance sheet until such time as the contract is recorded to revenue and the inventory will be expensed to cost of sales.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Land, Building and Equipment, Net

Land, building and equipment, net at September 30, 2006 and 2005 were as follows (in thousands):

		September 30,	September 30,
	Useful Life	2006	2005
	(In years)

Land	—	$2,400	$—
Building	30	4,800	—
Machinery & equipment	3-5	1,605	—
Computers, software and equipment	3-5	30,613	21,850
Leasehold improvements	2-10	7,076	4,932
Furniture and fixtures	5	5,217	4,432
Construction in process	—	3,143	30

Subtotal		54,854	31,244
Less: Accumulated depreciation		(24,154)	(16,911)

Land, building and equipment, net		$30,700	$14,333

Depreciation expense, associated with building and equipment, for fiscal 2006, 2005 and 2004 was $8.4 million, $5.0 million and $2.9 million, respectively. Construction in progress is related to the capitalization of internal costs associated with various projects relating to financial systems. The projects are expected to cost an additional approximately $3.3 million to complete, and will be placed into service in fiscal 2007.

8.	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for fiscal years 2006 and 2005, are as follows (in thousands):

Balance as of September 30, 2004	$246,424
Goodwill acquired	218,119
Purchase accounting adjustments	(4,720)
Effect of foreign currency translation	(1,510)

Balance as of September 30, 2005	458,313
Goodwill acquired — Dictaphone acquisition	239,174
Purchase accounting adjustments	(2,547)
Effect of foreign currency translation	4,393

Balance as of September 30, 2006	$699,333

Goodwill adjustments during fiscal 2006 primarily included $7.9 million of the utilization of acquired deferred tax assets in connection with the acquisition of SpeechWorks, Inc. in 2003 and Former Nuance in 2005 as well as $0.8 million final purchase price allocations in connection with various acquisitions during fiscal 2005. These adjustments were partially offset by the inclusion of an additional $5.8 million of pre-acquisition contingencies due to minimum committed royalties in connection with the acquisitions of ART and Phonetic, and $0.3 million of additional transaction costs.

Goodwill adjustments during fiscal 2005 primarily included $2.8 million and $1.8 million of the utilization of acquired deferred tax assets in connection with the acquisition of Speechworks, Inc. in 2003 and Caere Corporation in 2000, respectively and $0.1 million related to final purchase price allocations in connection with the acquisitions made during fiscal 2004.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible assets consist of the following (in thousands):

	At September 30, 2006
				Weighted Average
	Gross Carrying	Accumulated	Net Carrying	Remaining
	Amount	Amortization	Amount	Life (Years)

Customer relationships	$147,814	$20,721	$127,093	8.7
Technology and patents	91,033	30,897	60,136	6.0
Tradenames and trademarks, subject to amortization	8,750	4,092	4,658	5.9
Non-competition agreement	588	235	353	3.3

Subtotal	248,185	55,945	192,240
Tradename, indefinite life	27,800	—	27,800	n/a

Total	$275,985	$55,945	$220,040

	At September 30, 2005
				Weighted Average
	Gross Carrying	Accumulated	Net Carrying	Remaining
	Amount	Amortization	Amount	Life (Years)

Customer relationships	$41,567	$5,701	$35,866	5.6
Technology and patents	67,832	16,771	51,061	7.7
Tradenames and trademarks	8,090	3,132	4,958	9.1
Non-competition agreement	557	92	465	4.7

Total	$118,046	$25,696	$92,350

On March 31, 2003, the Company entered into an agreement with a counter party that grants an exclusive license to the Company to resell the counter party’s productivity application. The Company capitalized $11.4 million as completed technology and has amortized the amount to cost of revenue on a straight-line basis over the period of expected use of five years. During the fourth quarter of fiscal 2006, the Company determined it would not make additional investments to support this technology. As a result, the Company revised its cash flow estimates related to the acquired technology and recorded an additional $2.6 million in cost of revenue to write down the purchased technology to its net realizable value at September 30, 2006. Total net book value of the asset was $0.5 million and $5.2 million as of September 30, 2006 and 2005, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amortization expense for the acquired patents, core and completed technology are included in the cost of revenue from amortization of intangible assets in the accompanying Statements of Operations amounted to $12.9 million, $9.2 million and $8.4 million in fiscal 2006, 2005 and 2004, respectively. Amortization expense included in operating expenses was $17.2 million, $4.0 million and $2.0 million in fiscal 2006, 2005 and 2004, respectively. Estimated amortization expense for each of the five succeeding years as of September 30, 2006, is as follows (in thousands):

		Other
	Cost of	Operating
Year Ending September 30,	Revenue	Expenses	Total

2007	$11,217	$20,369	$31,586
2008	10,565	18,922	29,487
2009	9,745	17,045	26,790
2010	8,960	14,832	23,792
2011	8,542	13,639	22,181
Thereafter	11,107	47,297	58,404

Total	$60,136	$132,104	$192,240

9.	Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	September 30,	September 30,
	2006	2005

Accrued compensation	$21,310	$13,911
Accrued sales and marketing incentives	4,454	2,994
Accrued restructuring and other charges	904	5,805
Accrued professional fees	3,823	6,169
Accrued acquisition costs and liabilities	747	18,233
Income taxes payable	3,857	1,525
Accrued other	17,579	11,516

	$52,674	$60,153

Accrued acquisition costs and liabilities at September 30, 3006 primarily related to the acquisition of Dictaphone on March 31, 2006. Accrued acquisition costs and liabilities at September 30, 2005 included $12.0 million for costs to consummate the acquisition of Former Nuance and $6.2 million payable to shareholders of Former Nuance.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Debt

At September 30, 2006 and 2005, the Company had the following borrowing obligations (in thousands):

	September 30,	September 30,
	2006	2005

2006 Credit Facility	$353,225	$—
2003 0% Convertible Debenture	—	27,524
2002 Credit Facility	—	—
Obligations under capital leases	718	222

	353,943	27,746
Less: current portion	3,953	27,711

	$349,990	$35

2006 Credit Facility

On March 31, 2006 the Company entered into a new senior secured credit facility (the “2006 Credit Facility”). The 2006 Credit Facility consists of a $355.0 million 7-year term loan which matures on March 31, 2013 and a $75.0 million revolving credit line which matures on March 31, 2012. The available revolving credit line capacity is reduced, as necessary, to account for certain letters of credit outstanding. As of September 30, 2006, there were $17.2 million of letters of credit issued under the revolving credit line and there were no other outstanding borrowings under the revolving credit line.

Borrowings under the 2006 Credit Facility bear interest at a rate equal to the applicable margin plus, at the Company’s option, either (a) a base rate (which is the higher of the corporate base rate of UBS AG, Stamford Branch, or the federal funds rate plus 0.50% per annum) or (b) a LIBOR rate determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in U.S. dollars. The applicable margin for borrowings under the 2006 Credit Facility ranges from 0.50% to 1.00% per annum with respect to base rate borrowings and from 1.50% to 2.00% per annum with respect to LIBOR-based borrowings, depending upon the Company’s leverage ratio. As of September 30, 2006, the Company’s applicable margin is 1.00% for base rate borrowings and 2.00% for LIBOR-based borrowings. The Company is required to pay a commitment fee for unutilized commitments under the revolving credit facility at a rate ranging from 0.375% to 0.50% per annum, based upon our leverage ratio. As of September 30, 2006, the commitment fee rate is 0.50%.

The Company capitalized approximately $9.0 million in debt issuance costs related to the opening of the 2006 Credit Facility. The costs associated with the revolving credit facility are being amortized as interest expense over six years, through March 2012, while the costs associated with the term loan are being amortized as interest expense over seven years, through March 2013, which are the maturity dates of the revolving line and term facility, respectively under the 2006 Credit Facility. The effective interest method is used to calculate the amortization of the debt issuance costs for both the revolving credit facility and the term loan. These debt issuance costs, net of accumulated amortization of $0.7 million, are included in other assets in the consolidated balance sheet as of September 30, 2006.

The $355.0 million term loan is subject to repayment consisting of a baseline amortization of 1% per annum ($3.55 million per year, due in four equal quarterly installments), and an annual excess cash flow sweep, as defined in the 2006 Credit Facility, which will be first payable beginning in the first quarter of fiscal 2008, based on the excess cash flow generated in fiscal 2007. As of September 30, 2006, we have repaid $1.8 million of principal under the term loan agreement. Any borrowings not paid through the baseline repayment, the excess cash flow sweep, or any other mandatory or optional payments that the Company may

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

make, will be repaid upon maturity. If only the baseline repayments are made, the aggregate annual maturities of the term loan would be as follows (in thousands):

Year Ending September 30,	Amount

2007	$3,550
2008	3,550
2009	3,550
2010	3,550
2011	3,550
Thereafter	335,475

Total	$353,225

The Company’s obligations under the 2006 Credit Facility are unconditionally guaranteed by, subject to certain exceptions, each of its existing and future direct and indirect wholly-owned domestic subsidiaries. The 2006 Credit Facility and the guarantees thereof are secured by first priority liens and security interests in the following: 100% of the capital stock of substantially all of the Company’s domestic subsidiaries and 65% of the outstanding voting equity interests and 100% of the non-voting equity interests of first-tier foreign subsidiaries, material tangible and intangible assets, and present and future intercompany debt. The 2006 Credit Facility also contains provisions for mandatory prepayments of outstanding term loans, subject to certain exceptions, with: 100% of net cash proceeds of asset sales, 100% of net cash proceeds of issuance or incurrence of debt, and 100% of extraordinary receipts. The Company may voluntarily prepay the 2006 Credit Facility without premium or penalty other than customary “breakage” costs with respect to LIBOR-based loans.

The 2006 Credit Facility agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of the Company and its subsidiaries to: incur additional indebtedness, create liens on assets, enter into certain sale and lease-back transactions, make investments, make certain acquisitions, sell assets, engage in mergers or consolidations, pay dividends and distributions or repurchase the Company’s capital stock, engage in certain transactions with affiliates, change the business conducted by the Company and its subsidiaries, amend certain charter documents and material agreements governing subordinated indebtedness, prepay other indebtedness, enter into agreements that restrict dividends from subsidiaries and enter into certain derivatives transactions. The 2006 Credit Facility is governed by financial covenants that include, but are not limited to, maximum total leverage and minimum interest coverage ratios, as well as to a maximum capital expenditures limitation. The 2006 Credit Facility also contains certain customary affirmative covenants and events of default. As of September 30, 2006, the Company was in compliance with the covenants under the 2006 Credit Facility agreement.

2002 Credit Facility

The Company historically maintained a Loan and Security Agreement (the “2002 Credit Facility”) with Silicon Valley Bank which was initiated on October 31, 2002, and was amended several times, most recently in December 2005. The agreement consisted of a $10.0 million revolving loan which expired on March 31, 2006.

The Company was required to comply with both a minimum adjusted quick ratio and a minimum tangible net worth calculation, as defined in the agreement. Depending on the Company’s adjusted quick ratio, borrowings under the Credit Facility bore interest at the prime rate plus up to 0.75%, (collectively 6.75% at September 30, 2005). Borrowings under the 2002 Credit Facility were collateralized by substantially all of the Company’s personal property, predominantly its accounts receivable, but not its intellectual property. As of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2005, no amounts were outstanding under the Credit Facility and $6.1 million committed for outstanding letters of credit.

2003 0% Convertible Debenture

On January 30, 2003, the Company issued a $27.5 million three-year, zero-interest convertible subordinated debenture due January 2006 to Royal Philips Electronics Speech Processing Technology and Voice Control business unit (“Philips”) as partial consideration for certain assets the Company acquired from Philips. The convertible note was convertible into shares of the Company’s common stock at $6.00 per share at any time until maturity at Philips’ option. The convertible note contained a provision that all amounts unpaid at maturity bear interest at a rate of 3% per quarter until paid. On January 30, 2006, Philips exercised its right to convert the note into 4,587,334 shares of the Company’s common stock at the conversion price of $6.00 per share, in full satisfaction of all amounts due.

11.	Financial Instruments and Hedging Activities

On March 31, 2006, the Company entered into a three-year interest rate swap with a notional value of $100 million (the “Interest Rate Swap”). The Interest Rate Swap was entered into as a partial hedge of the 2006 Credit Facility, discussed in Note 10, to effectively change the characteristics of the interest rate without actually changing the debt instrument. For floating rate debt, interest rate changes generally do not affect the fair market value, but do impact future earnings and cash flows, assuming other factors are held constant. At its inception, the Company formally documented the hedging relationship and has determined that the hedge is perfectly effective and designated it as a cash flow hedge of a portion of the 2006 Credit Facility as defined by SFAS 133. The Interest Rate Swap will hedge the variability of the cash flows caused by changes in U.S. dollar LIBOR interest rates. The swap is marked to market at each reporting date. The fair value of the Interest Rate Swap at September 30, 2006 was $0.6 million which was included in other liabilities. Changes in the fair value of the cash flow hedge derivative are reported in stockholders’ equity as a component of accumulated other comprehensive income (loss).

12.	Accrued Business Combination Costs

In connection with the acquisitions of SpeechWorks International, Inc. in August 2003 and Former Nuance in September 2005, the Company has assumed obligations relating to certain leased facilities expiring in 2016 and 2012, respectively, and that were abandoned by the acquired companies prior to the acquisition date. The fair value of the obligations, net of estimated sublease income, are recognized as liabilities assumed by the Company and accordingly are included in the allocation of the purchase price, generally resulting in an increase to the recorded amount of the goodwill. The net payments have been discounted in calculating the fair value of the obligation as of the date of acquisition, and the discount is being accreted through expected maturity. As of September 30, 2006, the total gross payments due from the Company to the landlords of the facilities is $88.9 million. This is reduced by $17.4 million of sublease income and a $6.5 million present value discount. The gross value of the lease exit costs will be paid out approximately as follows: $12.4 million in fiscal 2007, $12.8 million in fiscal 2008, $13.2 million in fiscal 2009, $13.6 million in fiscal 2010, $14.2 million in fiscal 2011, and $22.8 million from fiscal 2012 through fiscal 2016. These gross payment obligations are included in the commitments disclosed in Note 17.

Additionally, the Company has implemented restructuring plans to eliminate duplicate facilities, personnel or assets in connection with the business combinations. In accordance with EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” costs such as these are recognized as liabilities assumed by the Company, and accordingly are included in the allocation of the purchase price, generally resulting in an increase to the recorded amount of the goodwill. As of September 30, 2006, total gross payments due from the Company to the landlords of the facilities is $3.4 million. This is reduced by

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$1.1 million sublease income. The gross value of the lease exit costs will be paid out approximately as follows: $1.5 million in fiscal 2007, $1.0 million in fiscal 2008 and $0.9 million in fiscal 2009. These gross payment obligations are included in the commitments disclosed in Note 17.

As noted in Note 3, in addition to the facilities accruals, the Company has an obligation relating to certain incentive compensation payments to former employees of the acquired companies whose positions have been eliminated in connection with the combinations. The remaining payments for these obligations are expected to be made in fiscal 2007.

The components of these accrued business combination costs are as follows (in thousands):

	Facilities	Personnel	Total

Balance at September 30, 2004	$14,948	$—	$14,948
Charged to goodwill	56,189	3,523	59,712
Charged to interest expense	281	—	281
Cash payments, net of sublease receipts	(1,555)	(1,387)	(2,942)

Balance at September 30, 2005	69,863	2,136	71,999
Charged to goodwill	802	1,721	2,523
Charged to interest expense	2,332	—	2,332
Cash payments, net of sublease receipts	(13,776)	(3,013)	(16,789)

Balance at September 30, 2006	$59,221	$844	$60,065

13.	Restructuring and Other Charges, net

Fiscal 2006

In fiscal 2006, the Company recorded a recovery of $1.2 million from restructuring and other charges. The recovery consisted of $1.3 million reduction to existing restructuring reserves as a result of a favorable sublease agreement signed during the second quarter of fiscal 2006. The amount was offset by net adjustments of $0.1 million associated with prior years’ restructuring programs.

Fiscal 2005

In fiscal 2005, the Company incurred restructuring charges of $7.2 million. In the first quarter of fiscal 2005, a plan of restructuring relating to the elimination of ten employees was enacted. In June 2005, the Company initiated the process of consolidating certain operations into its new corporate headquarters facility in Burlington, Massachusetts. In addition, at various times during the third fiscal quarter, the Company committed to pursuing the closure and consolidation of certain other domestic and international facilities. As a result of these initiatives, the Company recorded restructuring charges in its third fiscal quarter totaling approximately $2.1 million. In September 2005, in connection with the acquisition of Former Nuance, the Company committed to a plan of restructuring of certain of its personnel and facilities. Under this plan of restructuring, the Company accrued $2.5 million relating to the elimination of approximately 40 personnel, mainly in research and development and sales and marketing; additionally, certain of its facilities were selected to be closed, resulting in an accrual of $2.0 million for future committed facility lease payments, net of assumed sublease income, and $0.2 in property and equipment were written off. The restructuring charge taken in the fourth quarter of fiscal 2005 was related to only the Company’s historic personnel and facilities. Any personnel or facilities-related restructuring activities in connection with the acquisition of Former Nuance were accrued as assumed liabilities in purchase accounting.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal 2004

During the three months ended March 31, 2004, the Company recorded a charge of $0.8 million related to separation agreements with two former members of its senior management team.

The following table sets forth the fiscal 2006, 2005 and 2004 accrual activity relating to restructuring and other charges (in thousands):

			Asset
	Personnel	Facilities	Impairment	Total

Balance at December 31, 2003	$1,552	$309	$—	$1,861
Restructuring and other charges	801	—	—	801
Non-cash write-off	(348)	—	—	(348)
Cash payments	(1,599)	(141)	—	(1,740)

Balance at September 30, 2004	406	168	—	574
Restructuring and other charges	2,928	4,083	212	7,223
Non-cash write-off	—	—	(212)	(212)
Cash payments	(1,548)	(232)	—	(1,780)

Balance at September 30, 2005	1,786	4,019	—	5,805
Restructuring and other charges	(52)	(1,181)	—	(1,233)
Cash payments	(1,360)	(2,308)	—	(3,668)

Balance at September 30, 2006	$374	$530	$—	$904

The remaining personnel-related accrual as of September 30, 2006 is primarily comprised of amounts due under the restructuring charge from the fourth quarter of fiscal 2005, the balance of which will be paid in fiscal 2007. The personnel-related payments made in fiscal 2006 were primarily related to the charges recorded in the fourth quarter of fiscal 2005.

14.	Supplemental Cash Flow Information

Cash paid for Interest and Income Taxes:

During fiscal 2006, 2005 and 2004, the Company made cash payments for interest totaling $13.8 million, $0.6 million and $0.2 million, respectively.

During fiscal 2006, 2005 and 2004, total net cash paid (refunds) for income taxes were $3.4 million, $(0.7) million and $0.6 million, respectively.

Non Cash Investing and Financing Activities:

In January, 2006, the Company issued 4,587,334 shares of its common stock valued at $27.5 million upon conversion of the $27.5 million convertible debenture.

In September 2005, the Company issued 28,760,031 shares of its common stock valued at $117.9 million in connection with the acquisition of Former Nuance. The Company also assumed stock options valued at $14.7 million.

In June 2005, the Company issued 1,544,228 shares of its common stock valued at $6.5 million in connection with the acquisition of MedRemote.

In June 2005, in connection with the acquisition of Phonetic, the Company issued warrants for the purchase of up to 750,000 shares of its common stock, these warrants were valued at $0.4 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2004, the Company issued 449,437 shares of its common stock valued at $1.7 million in connection with the acquisition of Rhetorical.

15.	Stockholders’ Equity

Preferred Stock

The Company is authorized to issue up to 40,000,000 shares of preferred stock, par value $0.001 per share. The Company has designated 100,000 shares as Series A Preferred Stock and 15,000,000 shares as Series B Preferred Stock. In connection with the acquisition of ScanSoft from Xerox Corporation (“Xerox”), the Company issued 3,562,238 shares of Series B Preferred Stock to Xerox. On March 19, 2004, the Company announced that Warburg Pincus, a global private equity firm, had agreed to purchase all outstanding shares of the Company’s stock held by Xerox Corporation for approximately $80 million, including the 3,562,238 shares of Series B Preferred Stock. The Series B Preferred stock is convertible into shares of common stock on a one-for-one basis. The Series B Preferred Stock has a liquidation preference of $1.30 per share plus all declared but unpaid dividends. The holders of Series B Preferred Stock are entitled to non-cumulative dividends at the rate of $0.05 per annum per share, payable when, and if declared by the Board of Directors. To date, no dividends have been declared by the Board of Directors. Holders of Series B Preferred Stock have no voting rights, except those rights provided under Delaware law. The undesignated shares of preferred stock will have rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors upon issuance of the preferred stock. The Company has reserved 3,562,238 shares of its common stock for issuance upon conversion of the Series B Preferred Stock.

Common Stock

On May 5, 2005, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) by and among the Company, Warburg Pincus Private Equity VIII, L.P. and certain of its affiliated entities (collectively “Warburg Pincus”) pursuant to which Warburg Pincus agreed to purchase, and the Company agreed to sell, 3,537,736 shares of its common stock and warrants to purchase 863,236 shares of its common stock for an aggregate purchase price of $15.1 million. The warrants have an exercise price of $5.00 per share and a term of four years. On May 9, 2005, the sale of the shares and the warrants pursuant to the Securities Purchase Agreement was completed. The Company also entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) by and among the Company and Warburg Pincus pursuant to which Warburg Pincus agreed to purchase and the Company agreed to sell 14,150,943 shares of the Company’s common stock and warrants to purchase 3,177,570 shares of the Company’s common stock for an aggregate purchase price of $60.0 million. The warrants have an exercise price of $5.00 per share and a term of four years. On September 15, 2005, the sale of the shares and the warrants pursuant to the Securities Purchase Agreement was completed. The net proceeds from these two fiscal 2005 financings was $73.9 million. In connection with the financings, the Company granted Warburg Pincus registration rights giving Warburg Pincus the right to request that the Company use commercially reasonable efforts to register some or all of the shares of common stock issued to Warburg Pincus under both the Securities Purchase Agreement and Stock Purchase Agreement, including shares of common stock underlying the warrants. The Company has evaluated these warrants under EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and has determined that the warrants should be classified within the stockholders’ equity section of the accompanying consolidated balance sheet.

The Company has issued shares of its common stock in connection with several of its acquisitions. See Note 3 and Note 14 for further disclosure relating to these issuances.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Common Stock Repurchases

As of September 30, 2006 and 2005 the Company had repurchased a total of 3,030,183 and 2,846,861 shares, respectively, under various repurchase programs, discussed below. The Company intends to use the repurchased shares for its employee stock plans and for potential future acquisitions. During fiscal 2006 and 2005, the Company repurchased 183,322 and 75,354 shares of common stock at a cost of $1.4 million and $0.4 million, respectively, to cover employees’ tax obligations related to vesting of restricted stock.

Common Stock Warrants

In fiscal 2005 the Company issued several warrants for the purchase of its common stock. Warrants were issued to Warburg Pincus as described above. Additionally, on November 15, 2004, in connection with the acquisition of Phonetic (Note 3), the Company issued unvested warrants to purchase 750,000 shares of its common stock at an exercise price of $4.46 per share that will vest, if at all, upon the achievement of certain performance targets. The initial valuation of the warrants occurred upon closing of the Phonetic acquisition, February 1, 2005, and was treated as purchase consideration in accordance with EITF 97-8, “Accounting for Contingent Consideration Issued in a Purchase Business Combination.”

In March 1999 the Company issued Xerox a ten-year warrant with an exercise price for each warrant share of $0.61. This warrant is exercisable for the purchase of 525,732 shares of the Company’s common stock. On March 19, 2004, the Company announced that Warburg Pincus, a global private equity firm, had agreed to purchase all outstanding shares of the Company’s stock held by Xerox Corporation, including this warrant, for approximately $80 million. In connection with this transaction, Warburg Pincus acquired new warrants to purchase 2.5 million additional shares of the Company’s common stock from the Company for total consideration of $0.6 million. The warrants have a six-year life and an exercise price of $4.94. The Company received this payment of $0.6 million during the quarter ended June 30, 2004.

In connection with the March 31, 2003 acquisition of the certain intellectual property assets (Note 8), the Company issued a warrant for the purchase of 78,000 shares of the Company’s common stock at an exercise price of $8.10 per share. The warrant was immediately exercisable and was valued at $0.1 million based upon the Black-Scholes option pricing model with the following assumptions: expected volatility of 80%, a risk-free rate of 1.87%, an expected term of 2.5 years, no dividends and a stock price of $4.57 based on the Company’s stock price at the time of issuance. This warrant expired unexercised on October 31, 2005.

In connection with the acquisition of SpeechWorks in 2003, the Company issued a warrant to its investment banker, expiring on August 11, 2009, for the purchase of 150,000 shares of the Company’s common stock at an exercise price of $3.98 per share. The warrant became exercisable August 11, 2005, and was valued at its issuance at $0.2 million based upon the Black-Scholes option pricing model with the following assumptions: expected volatility of 60%, a risk-free interest rate of 4.03%, an expected term of 8 years, no dividends and a stock price of $3.92, based on the Company’s stock price at the time of issuance.

Also in connection with the acquisition of SpeechWorks, the Company assumed outstanding warrants previously issued by SpeechWorks to America Online. These warrants allow for the purchase of up to 219,421 shares of the Company’s common stock, and were issued in connection with a long-term marketing arrangement. The warrant is currently exercisable at a price of $14.49 per share and expires on June 30, 2007. The value of the warrant was insignificant.

Based on its review of EITF 00-19, the Company has determined that each of the above-noted warrants should be classified within the stockholders’ equity section of the accompanying consolidated balance sheet.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Share-Based Payment

The Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”) effective October 1, 2005. The Company has several equity instruments that are required to be evaluated under SFAS 123R, including: stock option plans, an employee stock purchase plan, awards in the form of restricted shares (“Restricted Stock”) and awards in the form of units of stock purchase rights (“Restricted Units”). The Restricted Stock and Restricted Units are collectively referred to as “Restricted Awards.” SFAS 123R requires the recognition of the fair value of share-based payments as a charge against earnings. The Company recognizes share-based payment expense over the requisite service period of the individual grantees, which generally equals the vesting period. Based on the provisions of SFAS 123R the Company’s share-based payments awards are accounted for as equity instruments. Prior to October 1, 2005, the Company followed APB 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for share-based payment. The Company has elected the modified prospective transition method for adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption, as well as to the future vesting of awards granted and not vested as of the date of adoption. The amounts included in the consolidated statements of operations relating to share-based payments are as follows (dollars in thousands):

	2006	2005	2004

Cost of product and licensing	$88	$10	$—
Cost of professional services, subscription and hosting	1,873	107	59
Cost of maintenance and support	525	15	7
Research and development	4,578	241	228
Selling and marketing	7,332	872	420
General and administrative	7,471	1,751	587
Restructuring and other charges, net	—	—	231
Cumulative effect of accounting change	672	—	—

	$22,539	$2,996	$1,532

The Company’s deferred stock-based compensation balance of $8.8 million as of September 30, 2005, which was accounted for under APB 25, was reclassified against additional paid-in-capital upon the adoption of SFAS 123R. The deferred stock-based compensation balance was composed of $4.8 million from the issuance of Restricted Awards and $4.0 million relating to the intrinsic value of stock options assumed in the Company’s September 2005 acquisition of Former Nuance. The unrecognized expense of awards not yet vested at October 1, 2005 is being recognized in net income (loss) in the periods after that date, based on their fair value which was determined using the Black-Scholes valuation method, and the assumptions determined under the original provisions of SFAS 123, “Accounting for Stock-Based Compensation.”

In connection with the adoption of SFAS 123R, the Company is required to amortize stock-based instruments with performance-related vesting terms over the period from the grant date to the sooner of the date upon which the performance vesting condition will be met (when that condition is expected to be met), or the time-based vesting dates. The cumulative effect of the change in accounting principle from APB 25 to SFAS 123R relating to this change was $0.7 million, and is included in the accompanying consolidated statement of operations for fiscal 2006.

Stock Options

The Company has several share-based compensation plans under which employees, officers, directors and consultants may be granted stock options to purchase the Company’s common stock generally at the fair market value on the date of grant. Plans do not allow for options to be granted at below fair market value nor

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

can they be re-priced at anytime. Options granted under original plans of the Company become exercisable over various periods, typically two to four years and have a maximum term of 7 years. The Company also assumed an option plan in connection with its acquisition of Former Nuance on September 15, 2005. These stock options are governed by the original agreement (the “Former Nuance Stock Option Plan”) that they were issued under, but are now exercisable for shares of the Company. No further stock options may be issued under the Former Nuance Stock Option Plan. At September 30, 2006, 28,535,613 shares were authorized for grant under the Company’s stock option plans, of which 5,131,476 shares were available for future grant. All stock options have been granted with exercise prices equal to or greater than the fair market value of the Company’s common stock on the date of grant. Stock options outstanding were as follows:

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Shares	Exercise Price	Contractual Term	Value(1)

Outstanding at December 31, 2003	17,845,632	$3.82
Granted	3,489,750	$4.89
Exercised	(2,238,588)	$2.22
Forfeited	(2,301,856)	$4.70

Outstanding at September 30, 2004	16,794,938	$4.14
Assumed in acquisition of Former Nuance	9,379,433	$3.87
Granted	4,534,050	$4.30
Exercised	(1,655,074)	$2.94
Forfeited	(1,938,498)	$4.74

Outstanding at September 30, 2005	27,114,849	$4.10
Granted	3,417,064	$8.59
Exercised	(7,582,650)	$3.79
Forfeited	(1,138,454)	$4.53
Expired	(1,156,726)	$6.54

Outstanding at September 30, 2006	20,654,083	$4.80	5.6 years	$72.4 million

Exercisable at September 30, 2006	13,026,514	$4.00	5.3 years	$54.3 million

(1)	The aggregate intrinsic value on this table was calculated based on the positive difference between the closing market value of the Company’s common stock on September 30, 2006 ($8.17) and the exercise price of the underlying options.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about stock options outstanding under all stock option plans at September 30, 2006:

	Options Outstanding
		Weighted		Options Exercisable
		Average	Weighted		Weighted
	Number of	Remaining	Average	Number of	Average
Exercise Price Range	Shares	Life in Years	Exercise Price	Shares	Exercise Price

$0.16 — $1.35	2,314,894	4.18	$1.29	2,314,415	$1.29
$1.41 — $3.45	2,426,512	6.52	$2.41	1,959,801	$2.34
$3.46 — $3.88	2,305,710	5.62	$3.81	1,067,542	$3.79
$3.92 — $4.29	2,402,242	5.32	$4.12	1,665,646	$4.11
$4.30 — $4.84	2,384,340	5.62	$4.53	1,694,883	$4.51
$4.86 — $5.36	2,614,464	5.86	$5.25	1,522,898	$5.29
$5.38 — $6.97	2,887,310	5.06	$6.27	2,561,859	$6.31
$7.03 — $9.30	2,626,047	6.56	$8.15	226,220	$7.49
$10.06 — $11.81	687,564	6.59	$11.02	13,250	$10.14
$12.41 — $12.41	5,000	6.58	$12.41	—	—

$0.16 — $12.41	20,654,083	5.63	$4.80	13,026,514	$4.00

Stock options to purchase 13,026,514, 17,709,565 and 10,018,921 shares of common stock were exercisable as of September 30, 2006, 2005 and 2004, respectively.

As of September 30, 2006, the total unamortized fair value of stock options was $24.7 million with a weighted average remaining recognition period of 2.3 years. During fiscal years 2006, 2005, and 2004 the following activity occurred under the Company’s plans:

	2006	2005	2004

Weighted-average grant-date fair value per share	$4.52	$1.87	$2.78
Total intrinsic value of stock options exercised	$36.7 million	$3.3 million	$11.7 million

The fair value of the stock options granted in fiscal 2006 was estimated on the dates of grant using the Black-Scholes model with the following weighted-average assumptions:

Dividend yield	0.0%
Expected volatility	60.9%
Average risk-free interest rate	4.8%
Expected term (in years)	4.3

The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on the historical volatility of the Company’s common stock over the period commensurate with the expected life of the options and the historical implied volatility from traded options with a term of 180 days or greater. The risk-free interest rate is derived from the average U.S. Treasury STRIPS rate during the period, which approximates the rate in effect at the time of grant, commensurate with the expected life of the instrument. Upon the adoption of SFAS 123R, the Company used the simplified method provided for under SEC Staff Accounting Bulletin No. 107, which averages the contractual term of the Company’s options (7.0 years) with the vesting term (2.2 years). Beginning in the fourth quarter of 2006 the Company estimated the expected life based on the historical exercise behavior.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Awards

The Company is authorized to issue equity incentive awards in the form of Restricted Awards. Unvested Restricted Awards may not be sold, transferred or assigned. The fair value of the Restricted Awards is measured based upon the market price of the underlying common stock as of the date of grant, reduced by the purchase price of $0.001 per share of the awards. The Restricted Awards generally are subject to vesting of a period of two to four years, and may have opportunities for acceleration for achievement of defined goals. Beginning in fiscal 2006, the Company began to issue certain Restricted Awards with vesting solely dependent on the achievement of specified performance targets. The fair value of the Restricted Awards is amortized to expense over its applicable vesting period using the straight-line method. In the event that the employees’ employment with the Company terminates, or in the case of awards with only performance goals those goals are not met, any unvested share shall be forfeited and revert to the Company.

Restricted Units are not included in issued and outstanding common stock until the shares are vested, at which point they are included as issued and outstanding. The table below summarizes activity relating to Restricted Units during fiscal 2006:

		Weighted
	Number of	Average	Aggregate
	Shares Underlying	Remaining	Intrinsic
	Restricted Units	Contractual Term	Value(1)

Outstanding at December 31, 2003	—
Granted	391,283
Vested	—
Forfeited	(4,274)

Outstanding at September 30, 2004	387,009
Granted	580,643
Vested	(101,543)
Forfeited	(16,658)

Outstanding at September 30, 2005	849,451
Granted	2,473,223
Vested	(471,462)
Forfeited	(101,158)

Outstanding at September 30, 2006	2,750,054	1.6 years	$22.5 million

Expected to become exercisable	2,478,679	1.6 years	$20.2 million

(1)	The aggregate intrinsic value on this table was calculated based on the positive difference between the closing market value of the Company’s common stock on September 30, 2006 ($8.17) and the exercise price of the underlying Restricted Units.

The purchase price for vested Restricted Units is $0.001 per share. As of September 30, 2006, unearned share-based payments expense related to unvested Restricted Units is $16.1 million, which will, based on expectations of future performance vesting criteria, where applicable, be recognized over a weighted-average period of 1.4 years. 43.7% of the Restricted Units outstanding as of September 30, 2006 are subject to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

performance vesting acceleration conditions. During fiscal years 2006, 2005, and 2004 the following activity occurred related to Restricted Units:

	2006	2005	2004

Weighted-average grant-date fair value per share	$9.15	$4.67	$4.52
Total intrinsic value of shares vested	$4.0 million	$0.5 million	$—

Restricted Stock is included in the issued and outstanding common stock in these financial statements at date of grant. The table below summarizes activity relating to Restricted Stock during fiscal 2006:

	Number of	Weighted
	Shares Underlying	Average Grant
	Restricted Stock	Date Fair Value

Nonvested balance at December 31, 2003	579,458
Granted	752,893
Vested	(187,404)
Forfeited	(46,389)

Nonvested balance at September 30, 2004	1,098,558
Granted	446,663
Vested	(215,947)
Forfeited	(203,571)

Nonvested balance at September 30, 2005	1,125,703	$4.60
Granted	745,145	$7.63
Vested	(311,671)	$5.22
Forfeited	(11,836)	$3.89

Nonvested balance at September 30, 2006	1,547,341	$5.93

The purchase price for vested Restricted Stock is $0.001 per share. As of September 30, 2006, unearned share-based payments expense related to unvested Restricted Stock is $6.2 million, which will, based on expectations of future performance vesting criteria, when applicable, be recognized over a weighted-average period of 1.5 years. 85.6% of the Restricted Stock outstanding as of September 30, 2006 are subject to performance vesting acceleration conditions. During fiscal years 2006, 2005, and 2004 the following activity occurred related to Restricted Stock:

	2006	2005	2004

Weighted-average grant-date fair value per share	$7.63	$3.79	$5.56
Total fair value of shares vested	$2.2 million	$1.0 million	$1.0 million

The Company has historically repurchased common stock upon its employees’ vesting in Restricted Awards, in order to allow the employees to cover their tax liability as a result of the Restricted Awards having vested. Assuming that the Company repurchased one-third of all vesting Restricted Awards outstanding as of September 30, 2006, such amount approximating a tax rate of its employees, and based on the weighted average recognition period of 1.4 years, the Company would repurchase approximately 2.0 million shares during the twelve month period ending September 30, 2007. During fiscal 2006, the Company repurchased 183,322 shares of common stock at a cost of $1.4 million to cover employees’ tax obligations related to vesting of Restricted Awards.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1995 Employee Stock Purchase Plan

The Company’s 1995 Employee Stock Purchase Plan (“the Plan”), as amended and restated on May 14, 2005, authorizes the issuance of a maximum of 3,000,000 shares of common stock in semi-annual offerings to employees at a price equal to the lower of 85% of the closing price on the applicable offering commencement date or 85% of the closing price on the applicable offering termination date. Compensation expense for the employee stock purchase plan is recognized in accordance with SFAS 123R. At September 30, 2006, 1,010,830 million shares were reserved for future issuance. During fiscal 2006, 2005, and 2004, The Company issued 419,561, 385,265 and 332,119 shares of common stock under this plan, respectively. The weighted average fair value of all purchase rights granted in fiscal 2006, 2005 and 2004, were $2.62, $1.29 and $1.51.

The fair value of the purchase rights granted under this plan was estimated on the date of grant using the Black-Scholes option-pricing model that uses the following weighted-average assumptions which were derived in a manner similar to those discussed above relative to stock options:

	2006	2005	2004

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	55.1%	52.3%	50.0%
Average risk-free interest rate	5.0%	3.2%	1.5%
Expected term (in years)	0.5	0.4	0.5

17.	Commitments and Contingencies

Operating Leases

The Company has various operating leases for office space around the world. In connection with many of its acquisitions the Company assumed facility lease obligations. Among these assumed obligations are lease payments related to certain office locations that were vacated by certain of the acquired companies prior to the acquisition date (Note 12). Additionally, certain of the Company’s lease obligations have been included in various restructuring charges (Note 13). The following table outlines the Company’s gross future minimum payments under all non-cancelable operating leases as of September 30, 2006 (in thousands):

	Operating	Leases Under	Other Contractual
Year Ending September 30,	Leases	Restructuring	Obligations Assumed	Total

2007	$6,028	$2,035	$12,371	$20,434
2008	7,020	1,560	12,780	21,360
2009	6,720	1,431	13,202	21,353
2010	5,627	543	13,639	19,809
2011	4,842	560	14,172	19,574
Thereafter	19,425	922	22,754	43,101

Total	$49,662	$7,051	$88,918	$145,631

At September 30, 2006, the Company has subleased certain office space to third parties. Total sub-lease income under contractual terms is $21.9 million, which ranges from $1.7 million to $3.0 million on an annual basis through February 2016.

Total rent expense charged to operations was approximately $7.2 million, $7.4 million and $4.0 million for the years ended September 30, 2006, 2005 and 2004, respectively.

In connection with certain of its acquisitions, the Company assumed certain financial guarantees that the acquired companies had committed to the landlords of certain facilities. These financial guarantees are secured by the 2006 Credit Facility or are secured by certificates of deposit. The total financial guarantees were

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$17.8 million, of which $0.8 and $11.7 million were secured by certificates of deposit which were classified as restricted cash in other assets as of September 30, 2006 and 2005, respectively.

Litigation and Other Claims

Like many companies in the software industry, the Company has, from time to time been notified of claims that it may be infringing certain intellectual property rights of others. These claims have been referred to counsel, and they are in various stages of evaluation and negotiation. If it appears necessary or desirable, the Company may seek licenses for these intellectual property rights. There is no assurance that licenses will be offered by all claimants, that the terms of any offered licenses will be acceptable to the Company or that in all cases the dispute will be resolved without litigation, which may be time consuming and expensive, and may result in injunctive relief or the payment of damages by the Company.

On November 9, 2006, VoiceSignal Technologies, Inc. filed an action against the Company and eleven of its resellers in the United States District Court for the Eastern District of Texas claiming patent infringement. VoiceSignal is seeking damages and injunctive relief. In the lawsuit, VoiceSignal alleges that the Company is infringing United States Patent No. 5,855,000 which is related to improving correction in a dictation application based on a two input analysis. The Company believes the claims have no merit, and intends to defend the action vigorously.

On August 22, 2006, z4 Technologies, Inc. filed an action against the Company and five other defendants, including Symantec, Adobe, Quark, ABBYY and Mathsoft, in the United States District Court for the Eastern District of Texas claiming patent infringement. Damages were sought in an unspecified amount. In the lawsuit, z4 Technologies alleges that the Company is infringing United States Patent Nos. 6,044,471 and 6,785,825 which are directed to a method and apparatus for reducing unauthorized software use. On December 4, 2006, the Company entered into a settlement agreement with z4 Technologies regarding this action. (See Note 23.)

On May 31, 2006 GTX Corporation (“GTX”), filed an action against the Company in the United States District Court for the Eastern District of Texas claiming patent infringement. Damages were sought in an unspecified amount. In the lawsuit, GTX alleged that the Company was infringing United States Patent No. 7,016,536 entitled “Method and Apparatus for Automatic Cleaning and Enhancing of Scanned Documents.” The Company believes the claims have no merit, and it intends to defend the action vigorously.

On November 27, 2002, AllVoice Computing plc (“AllVoice”) filed an action against the Company in the United States District Court for the Southern District of Texas claiming patent infringement. In the lawsuit, AllVoice alleges that the Company is infringing United States Patent No. 5,799,273 entitled “Automated Proofreading Using Interface Linking Recognized Words to Their Audio Data While Text Is Being Changed” (the “273 Patent”). The 273 Patent generally discloses techniques for manipulating audio data associated with text generated by a speech recognition engine. Although the Company has several products in the speech recognition technology field, the Company believes that its products do not infringe the 273 Patent because, in addition to other defenses, they do not use the claimed techniques. Damages are sought in an unspecified amount. The Company filed an Answer on December 23, 2002. On January 4, 2005, the case was transferred to a new judge of the United States District Court for the Southern District of Texas for administrative reasons. The United States District Court for the Southern District of Texas entered summary judgment against AllVoice and dismissed all claims against Nuance on February 21, 2006. AllVoice filed a notice of appeal from the judgment on April 26, 2006.

In August 2001, the first of a number of complaints was filed in the United States District Court for the Southern District of New York, on behalf of a purported class of persons who purchased Former Nuance stock between April 12, 2000 and December 6, 2000. Those complaints have been consolidated into one action. The complaint generally alleges that various investment bank underwriters engaged in improper and undisclosed activities related to the allocation of shares in Former Nuance’s initial public offering of securities. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

complaint makes claims for violation of several provisions of the federal securities laws against those underwriters, and also against Former Nuance and some of the Former Nuance’s directors and officers. Similar lawsuits, concerning more than 250 other companies’ initial public offerings, were filed in 2001. In February 2003, the Court denied a motion to dismiss with respect to the claims against Former Nuance. In the third quarter of 2003, a proposed settlement in principle was reached among the plaintiffs, issuer defendants (including Former Nuance) and the issuers’ insurance carriers. The settlement calls for the dismissal and release of claims against the issuer defendants, including Former Nuance, in exchange for a contingent payment to be paid, if necessary, by the issuer defendants’ insurance carriers and an assignment of certain claims. The timing of the conclusion of the settlement remains unclear, and the settlement is subject to a number of conditions, including approval of the Court. The settlement is not expected to have any material impact upon Former Nuance or the Company, as payments, if any, are expected to be made by insurance carriers, rather than by Former Nuance. In July 2004, the underwriters filed a motion opposing approval by the court of the settlement among the plaintiffs, issuers and insurers. In March 2005, the court granted preliminary approval of the settlement, subject to the parties agreeing to modify the term of the settlement which limits each underwriter from seeking contribution against its issuer for damages it may be forced to pay in the action. On April 24, 2006, the court held a fairness hearing in connection with the motion for final approval of the settlement. The court has yet to issue a ruling on the motion for final approval. On December 5, 2006, the Court of Appeals for the Second Circuit reversed the Court’s order certifying a class in several “test cases” that had been selected by the underwriter defendants and plaintiffs in the coordinated proceeding. The settlement remains subject to a number of conditions, including final court approval. In the event the settlement is not concluded, the Company intends to defend the litigation vigorously. The Company believes it has meritorious defenses to the claims against Former Nuance.

The Company believes that the final outcome of the current litigation matters described above will not have a significant adverse effect on its consolidated financial statements. However, even if the Company’s defense is successful, the litigation could require significant management time and will be costly. Should the Company not prevail in these litigation matters, its operating results, financial position and cash flows could be adversely impacted.

Guarantees and Other

The Company currently includes indemnification provisions in the contracts into which it enters with its customers and business partners. Generally, these provisions require the Company to defend claims arising out of its products’ infringement of third-party intellectual property rights, breach of contractual obligations and/or unlawful or otherwise culpable conduct on its part. The indemnity obligations imposed by these provisions generally cover damages, costs and attorneys’ fees arising out of such claims. In most, but not all, cases, the Company’s total liability under such provisions is limited to either the value of the contract or a specified, agreed upon amount. In some cases its total liability under such provisions is unlimited. In many, but not all, cases, the term of the indemnity provision is perpetual. While the maximum potential amount of future payments the Company could be required to make under all the indemnification provisions in its contracts with customers and business partners is unlimited, it believes that the estimated fair value of these provisions is minimal due to the low frequency with which these provisions have been triggered.

The Company has entered into agreements to indemnify its directors and officers to the fullest extent authorized or permitted under applicable law. These agreements, among other things, provide for the indemnification of its directors and officers for expenses, judgments, fines, penalties and settlement amounts incurred by any such person in his or her capacity as a director or officer of the Company, whether or not such person is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under the agreements. In accordance with the terms of the SpeechWorks merger agreement, the Company is required to indemnify the former members of the SpeechWorks board of directors, on similar terms as described above, for a period of six years from the acquisition date. In

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

connection with this indemnification, the Company was required to purchase a director and officer insurance policy related to this obligation for a period of three years from the date of acquisition, this three-year policy was purchased in 2003. In accordance with the terms of each of the Former Nuance and Dictaphone merger agreements, the Company is required to indemnify the former members of the Former Nuance and Dictaphone boards of directors, on similar terms as described above, for a period of six years from the acquisition date. In connection with these indemnifications, the Company has purchased director and officer insurance policies related to these obligations covering the full period of six years.

At September 30, 2006, the Company has $7.5 million non-cancelable purchase commitments for inventory to fulfill customers’ orders currently scheduled in its backlog.

18.	Pension and Other Post-Retirement Benefits

Defined Contribution Plan

The Company has established a retirement savings plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers substantially all employees of the Company who meet minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pre-tax basis. Effective July 1, 2003, Company match of employee’s contributions was established, dollar for dollar up to 2% of salary. Employees who were hired prior to April 1, 2004 are 100% vested into the plan as soon as they start to contribute to the plan. Employees hired April 1, 2004 and thereafter, vest one-third of the contribution annually over a three-year period. The Company’s contributions to the 401(k) Plan totaled $1.1 million, $0.7 million and $0.5 million for fiscal 2006, 2005 and 2004, respectively.

Defined Benefit Pension Plans and Other Post-Retirement Benefit Plan

In connection with the acquisition of Dictaphone on March 31, 2006, the Company assumed the assets and obligations related to its defined benefit pension plans, which provide certain retirement and death benefits for former Dictaphone employees located in the United Kingdom and Canada. These two pension plans were frozen prior to March 31, 2006. The Company also assumed a post-retirement health care and life insurance benefit plan, which is frozen relative to new enrollment, and which provides certain post-retirement health care and life insurance benefits, as well as a fixed subsidy for qualified former employees in the United States and Canada.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table shows the changes in fiscal 2006 in the projected benefit obligation, plan assets and funded status of the defined benefit pension plans and the other post-retirement benefit plan. The measurement date for benefit obligations was March 31, 2006 and the measurement date for the plan assets was September 30, 2006 (in thousands).

	Pension	Other
	Benefits	Benefits

Change in Benefit Obligation:
Projected benefit obligation, September 30, 2005	$—	$—
Benefit obligation assumed in connection with the acquisition of Dictaphone	22,537	1,309
Service cost	148	50
Interest cost	589	35
Plan participants’ contributions	18	—
Actuarial loss (gain)	(85)	6
Expenses paid	(91)	—
Currency exchange rate changes	1,633	—
Benefits paid	(592)	(26)

Projected benefit obligation, September 30, 2006	$24,157	$1,374

Change in Plan Assets:
Fair value of plan assets, September 30, 2005	$—	$—
Plan assets acquired in connection with the acquisition of Dictaphone	17,397	—
Actual return on plan assets	252	—
Employer contributions	544	26
Plan participants’ contributions	18	—
Expenses paid	(91)	—
Currency exchange rate changes	1,185	—
Benefits paid	(592)	(26)

Fair value of plan assets, September 30, 2006	$18,713	$—

Funded Status:
Funded status at September 30, 2006	$(5,444)	$(1,374)
Unrecognized actuarial gain (loss)	270	6

Net amount recognized	$(5,174)	$(1,368)

Amounts recognized in the Consolidated Balance Sheet as of September 30, 2006 consist of:
Prepaid benefit cost	$2,276	$—
Accrued benefit liability	(7,450)	(1,368)

Net amount recognized	$(5,174)	$(1,368)

The accumulated benefit obligations for the two defined benefit pension plans was $24.0 million at September 30, 2006.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Included in the table below are the amounts relating to the Company’s UK pension plan which has an accumulated benefit obligations and projected benefit obligations in excess of plan assets (in thousands):

	Pension	Other
	Benefits	Benefits

Aggregate projected benefit obligations	$21,022	$1,374
Aggregate accumulated benefit obligations	20,848	—
Aggregate fair value of plan assets	13,458	—

The components of net periodic benefit cost of the benefit plans were as follows (in thousands):

	Pension	Other
	Benefits	Benefits

Service cost	$148	$50
Interest cost	589	35
Expected return on plan assets	(605)	—

Net periodic pension cost	$132	$85

Plan Assumptions:

Weighted-average assumptions used in developing the benefit obligations and net periodic benefit cost for the plans were as follows:

	Pension	Other
	Benefits	Benefits

Discount rate	5.0%	5.5%
Average compensation increase	4.0%	NA	(1)
Expected rate of return on plan assets	6.7%	NA	(2)

(1)	Rate of compensation increase is not applicable to the Company’s other benefits as compensation levels do not impact earned benefits.

(2)	Expected return on plan assets is not applicable to the Company’s other benefit plan as the plan is unfunded.

Because the benefit provided to retirees under the other postretirement benefit plan consists of a fixed subsidy, no health care cost trend is assumed in the measurement of the post-retirement benefit obligations and net periodic benefit costs for fiscal 2006.

The Company considered several factors when developing the expected return on plan assets including the analysis of return relevant to the country where each plan is in effect as well as the historical rates of return from investment. In addition, the Company reviews local actuarial projections and market outlook from investment managers. The expected rate of return above is weighted to reflect each country’s relative portion of the plan assets.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assets Allocation and Investment Strategy:

The percentages of the fair value of plan assets actually allocated and targeted for allocation, by asset category, at September 30, 2006, were as follows:

Asset Category	Actual	Target

Equity securities	63.1%	57.0%
Debt securities	36.9%	43.0%

Total	100.0%	100.0%

The Company’s investment goal for pension plan assets is designed to provides as much assurance as is possible, in the Company’s opinion, that the pension assets are available to pay benefits as they come due and minimize market risk. The expected long-term rate of return for the plan assets is 6.3% for the UK pension plan and 7.5% for the Canadian pension plan.

Employer Contributions:

The Company expects to contribute $1.7 million to its pension plans in fiscal 2007. Included in this contribution is a minimum funding requirement associated with its UK pension which requires annual minimum payment of £859,900 (approximately $1.6 million based on exchange rate at September 30, 2006) for each of the next 5 years until fiscal 2011. Its other post-retirement benefits plan is a non-funded plan, and cash contributions are made each year to cover claims costs incurred in that year. Total cash paid during fiscal 2006 for the post-retirement health care and life insurance benefit plan was not material, and the Company does not expect that the amount in fiscal 2007 will be material.

Estimated Future Benefit Payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

	Pension	Other
Fiscal Year	Benefits	Benefits

2007	$1,192	49
2008	1,216	50
2009	1,239	50
2010	1,263	57
2011	1,288	65
2012-2016	6,592	428

Total	$12,790	$699

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Income Taxes

The components of the income tax provision (benefit) are as follows (in thousands):

			Nine Months
	Year Ended	Year Ended	Ended
	September 30,	September 30,	September 30,
	2006	2005	2004

Current
Federal	$334	$269	$—
Foreign	1,579	(33)	451
State	4,420	1,526	23

	6,333	1,762	474

Deferred
Federal	$7,638	$4,682	$705
Foreign	1,002	(342)	24
State	171	710	130

	8,811	5,050	859

Provision for income taxes	$15,144	$6,812	$1,333

For financial reporting purposes, income (loss) before income taxes includes the following components (in thousands):

			Nine Months
	Year Ended	Year Ended	Ended
	September 30,	September 30,	September 30,
	2006	2005	2004

Domestic income (loss)	$(16,318)	$5,586	$(10,413)
Foreign income (loss)	9,247	(4,191)	2,368

Income (losses) before income taxes	$(7,071)	$1,395	$(8,045)

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets (liabilities) consist of the following (in thousands):

	September 30,	September 30,
	2006	2005

Deferred tax assets:
Net operating loss carryforwards	$247,337	$167,771
Federal and state credit carryforwards	24,685	15,865
Capitalized start-up and development costs	8,069	6,405
Accrued expenses and other reserves	34,505	44,679
Deferred revenue	53,454	4,343
Deferred compensation	4,418	1,131
Depreciation	1,547	3,068
Other	1,050	267

Total deferred tax assets	375,065	243,529
Valuation allowance for deferred tax assets	(329,722)	(214,834)

Net deferred tax assets	45,343	28,695
Deferred tax liabilities:
Acquired intangibles	(64,848)	(32,936)

Net deferred tax liabilities	$(19,505)	$(4,241)

Reported as:
Current deferred tax assets	$421	$—
Long-term deferred tax liabilities	(19,926)	(4,241)

Net deferred tax liabilities	$(19,505)	$(4,241)

At September 30, 2006 and 2005, the Company had federal net operating loss carryforwards of approximately $602.0 million and $379.0 million, respectively, of which approximately $24.6 million and $29.0 million, respectively, relate to tax deductions from share-based payments. At September 30, 2006 and 2005, the Company had state net operating loss carryforwards of approximately $84.7 million and $93.0 million, respectively. At September 30, 2006, the Company had federal and state research and development carryforwards of approximately $16.3 million and $9.6 million, respectively. At September 30, 2005, the Company had federal and state research and development credit carryforwards of approximately $9.6 million and $6.5 million, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in 2009 and extending through 2025, if not utilized.

Utilization of the net operating losses and credits are subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state tax provisions. The annual limitation will result in the expiration of certain net operating losses and credits before utilization.

Significant management judgment is required in determining our provision for income taxes and in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or foreign tax credit carryforwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are determined not likely to be realizable. Realization is based upon a number of factors, including our ability to generate sufficient future taxable income. The valuation allowance was determined in accordance with the provisions of SFAS 109, “Accounting for Income Taxes,” which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. The Company does

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

not expect to reduce its valuation allowance significantly until sufficient positive evidence exists, including sustained profitability, that its deferred tax assets are more likely than not to be realized. The Company will maintain a full valuation allowance on its net U.S. deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance.

As of September 30, 2006, the company’s valuation allowance for U.S. net deferred tax assets totaled $312.1 million, which consists of the beginning of the year allowance of $193.3 million and 2006 charges (benefits) of $10.1 million to income from operations and $0.7 million to other comprehensive income. A portion of the deferred tax liabilities are created by goodwill, and are not allowed as an offset to deferred tax assets for purposes of determining the amount of valuation allowance required. Following the adoption of SFAS 142, deferred tax liabilities resulting from the different treatment of goodwill for book and tax purposes cannot offset deferred tax assets in determining the valuation allowance. As a result, a deferred tax provision is required to increase the Company’s valuation allowance.

The valuation allowance reduces the carrying value of the deferred tax assets generated by foreign tax credits, reserves and accruals and net operating loss (NOL) carryforwards, which would require sufficient future ordinary income in order to realize the tax benefits. If the Company generates taxable income through profitable operations in future years it may be required to recognize these deferred tax assets through the reduction of the valuation allowance which would result in a material benefit to its results of operations in the period in which the benefit is determined, excluding the recognition of the portion of the valuation allowance which relates to net deferred tax assets acquired in a business combination and share-based payments. The valuation allowance associated with tax assets arising in connection with share-based payments of $8.7 and $11.0 million as of September 30, 2006 and 2005, respectively, will be accounted for as additional paid in capital. The valuation allowance associated with tax assets arising from business combinations of $264.3 and $178.5 million as of September 30, 2006 and 2005, respectively, when released, will reduce goodwill, other intangible assets, and to the extent remaining, the provision for income taxes.

A reconciliation of the Company’s effective tax rate to the statutory federal rate is as follows:

			Nine Months
	Year Ended	Year Ended	Ended
	September 30,	September 30,	September 30,
	2006	2005	2004

Federal statutory tax rate	35.0%	35.0%	35.0%
Share-based payments	(32.1)	—	—
Foreign taxes	(8.2)	180.6	6.0
State tax, net of federal benefit	(40.9)	66.4	7.7
Nondeductible expenditures	(6.4)	—	—
Other	(4.1)	4.8	(2.7)
Change in valuation allowance	(159.5)	323.4	(70.1)
Federal research and development credits	—	—	7.5
Federal benefit — refundable taxes	—	(121.9)	—
Federal credits, net	2.0	—	—

	(214.2)%	488.3%	(16.6)%

The cumulative amount of undistributed earnings of the Company’s foreign subsidiaries amounted to, approximately $10.4 million at September 30, 2006. The Company has not provided any additional federal or state income taxes or foreign withholding taxes on the undistributed earnings, as such earnings have been indefinitely reinvested in the business. An estimate of the tax consequences from the repatriation of these

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

earnings is not practicable at this time resulting from the complexities of the utilization of foreign tax credits and other tax assets.

20.	Segment and Geographic Information and Significant Customers

The Company has reviewed the provisions of SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” with respect to the criteria necessary to evaluate the number of operating segments that exist. Based on its review, the Company has determined that it operates in one segment. Changes in the organization or the Company’s management reporting structure, as well as other events and circumstances, including but not limited to technological advances, increased competition and changing economic or market conditions, could result in (a) shorter estimated useful lives, (b) additional reporting units, which may require alternative methods of estimating fair values or greater disaggregation or aggregation in our analysis by reporting unit, and/or (c) other changes in previous assumptions or estimates. In turn, this could have a significant impact on the consolidated financial statements through accelerated amortization and/or impairment charges.

Revenue, classified by the major geographic areas in which the Company’s customers are located, were as follows (in thousands):

			Nine
	Year Ended	Year Ended	Months Ended
	September 30,	September 30,	September 30,
	2006	2005	2005

United States	$288,300	$160,927	$91,472
International	100,210	71,461	39,435

Total	$388,510	$232,388	$130,907

No country outside of the United States composed greater than 10% of total revenue.

The following table presents revenue information for principal product lines, which do not constitute separate segments (in thousands):

			Nine
	Year Ended	Year Ended	Months Ended
	September 30,	September 30,	September 30,
	2006	2005	2005

Speech	$316,106	$164,244	$86,594
Imaging	72,404	68,144	44,313

Total	$388,510	$232,388	$130,907

Two distribution and fulfillment partners, Ingram Micro and Digital River, each accounted for 6% of the Company’s consolidated revenue for fiscal 2006, 11% and 9% for fiscal 2005 and 14% and 8% for fiscal 2004, respectively. No customer accounted for greater than 10% of accounts receivable as of September 30, 2006 or 2005.

The following table summarizes the Company’s long-lived assets, including intangible assets and goodwill, by geographic location (in thousands):

	September 30,	September 30,
	2006	2005

United States	$865,884	$515,477
International	105,869	66,833

Total	$971,753	$582,310

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	Pro Forma Results (Unaudited)

The following table reflects unaudited pro forma results of operations of the Company assuming that the Telelogue, Rhetorical, ART, Phonetic, Former Nuance and Dictaphone acquisitions had occurred on October 1, 2004 (in thousands, except per share data):

	Fiscal	Fiscal
	2006	2005

Revenue	$470,340	$448,277
Net loss	$(63,317)	$(82,504)
Net loss per share	$(0.39)	$(0.55)

22.	Related Parties

At December 31, 2003, Xerox owned approximately 15% of the Company’s outstanding common stock and all of the Company’s outstanding Series B Preferred Stock. In addition, Xerox had the opportunity to acquire additional shares of common stock pursuant to a warrant (Note 15). On March 19, 2004, the Company announced that Warburg Pincus, had agreed to purchase all outstanding shares of the Company’s stock held by Xerox Corporation for approximately $80 million. As a result of the Xerox and Warburg Pincus transaction, Xerox is no longer a related party as of June 30, 2004. During fiscal 2004, Xerox’s related party revenue accounted for approximately 1% of the Company’s total revenue under several non-exclusive agreements in which the Company grants Xerox the royalty-bearing right to copy and distribute certain versions of the Company’s software programs. The Company does not engage in transactions in the normal course of its business with Warburg Pincus.

At September 30, 2005, a member of the Company’s Board of Directors was a senior executive at Convergys Corporation. In October 2005, the member of the Company’s Board of Directors discontinued his affiliation with Convergys, and as a result, Convergys is no longer a related party. The Company and Convergys have entered into multiple non-exclusive agreements in which Convergys resells the Company’s software. Revenue from Convergys during fiscal 2006, 2005 and 2004 were not material.

A member of the Company’s Board of Directors is also a partner at Wilson Sonsini Goodrich & Rosati, Professional Corporation, a law firm that provides services to the Company. In fiscal 2006, 2005 and 2004, the Company paid $4.9 million, $2.1 million and $0.7 million, respectively, to Wilson Sonsini Goodrich & Rosati for professional services provided to the Company. As of September 30, 2006 and 2005 the Company had $0.6 million and $2.5 million, respectively, included in accounts payable and accrued expenses to Wilson Sonsini Goodrich & Rosati.

23.	Subsequent Events

On December 4, 2006, the Company entered into a settlement and license agreement with z4 Technologies regarding the actions filed against the Company on August 22, 2006. In connection with this settlement the Company agreed to license various technologies from z4 Technologies, Inc. $0.4 million is included in cost of revenue from amortization of intangible assets in the accompanying fiscal 2006 statement of operations.

On December 5, 2006, the Company entered into an agreement and plan of merger to acquire Mobile Voice Control, Inc. (“MVC”), a provider of speech-enabled mobile search and messaging services headquartered in Mason, Ohio. The transaction is expected to close prior to December 31, 2006 and is subject to customary closing conditions. Under the terms of the plan of merger, the purchase price payable to MVC’s stockholders consists of cash and 824,276 shares of the Company’s common stock. Up to an additional 1,700,840 shares of common stock may also be issued, if at all, upon the achievement of certain revenue milestones for the calendar years 2007 and 2008; no portion of these contingent shares is guaranteed.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	Quarterly Data (Unaudited)

The following information has been derived from unaudited consolidated financial statements that, in the opinion of management, include all recurring adjustments necessary for a fair statement of such information (in thousands, except per share amounts):

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Year

2006
Total revenue	$75,552	$71,728	$113,096	$128,134	$388,510
Gross margin	$55,415	$51,506	$76,028	$84,518	$267,467
Net loss	$(4,892)	$(1,380)	$(9,400)	$(7,215)	$(22,887)
Net loss per share
Basic	$(0.03)	$(0.01)	$(0.06)	$(0.04)	$(0.14)
Diluted	$(0.03)	$(0.01)	$(0.06)	$(0.04)	$(0.14)
Weighted average common shares outstanding:
Basic	156,389	163,407	167,482	168,244	163,873
Diluted	156,389	163,407	167,482	168,244	163,873

The fourth quarter of fiscal 2006 included an impairment charge of $2.6 million that was recorded in order to value the purchased computer software at its net realizable value.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Year

2005
Total revenue	$60,578	$53,113	$56,814	$61,883	$232,388
Gross margin	$42,606	$36,264	$40,018	$44,297	$163,185
Net income (loss)	$3,141	$(1,002)	$160	$(7,716)	$(5,417)
Net income (loss) per share
Basic	$0.03	$(0.01)	$0.00	$(0.06)	$(0.05)
Diluted	$0.03	$(0.01)	$0.00	$(0.06)	$(0.05)
Weighted average common shares outstanding:
Basic	104,973	105,563	108,713	118,816	109,540
Diluted	112,430	105,563	116,413	118,816	109,540

Voice Signal Technologies, Inc.

Quarterly Financial Statements

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	March 31, 2007	December 31, 2006
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$1,936,721	$3,982,789
Short term investments	3,042,547	3,000,000
Accounts receivable	9,177,806	6,130,653
Prepaid expenses and other current assets	377,102	417,173
Deferred tax asset	4,006,000	3,624,000

Total current assets	18,540,176	17,154,615

Property and equipment, net	804,604	739,861

Other assets:
Intangible assets, net	1,914,772	2,040,516
Other noncurrent assets	186,136	188,051

	2,100,908	2,228,567

	$21,445,688	$20,123,043

LIABILITIES REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$1,130,034	$926,403
Accrued expenses and other current liabilities	894,111	966,464
License obligation, current portion	962,772	894,043
Deferred revenue, current portion	4,836,283	5,645,714
Capital lease obligation, current portion	23,727	23,259

Total current liabilities	7,846,927	8,455,883
License obligation, net of current portion	831,714	876,675
Capital lease obligation, net of current portion	9,209	15,319
Deferred revenue, net of current portion	1,195,143	1,507,810

Total liabilities	9,882,993	10,855,687

Redeemable convertible preferred stock:
Series C redeemable convertible preferred stock, $.001 par value; 6,383,294 shares authorized, issued and outstanding (at redemption value; liquidation preference of $13,013,507)	12,936,240	12,768,200
Series D redeemable convertible preferred stock, $.001 par value; 66,281,550 shares authorized, issued and outstanding (at redemption value; liquidation preference of $33,118,774)	19,776,625	19,473,944

Total redeemable convertible preferred stock	32,712,865	32,242,144

Stockholders’ deficit:
Series A convertible preferred stock, $.001 par value; 5,600,000 shares authorized, issued and outstanding (liquidation preference of $560,000)	5,600	5,600
Series B convertible preferred stock, $.001 par value; 1,820,000 shares authorized, issued and outstanding (liquidation preference of $699,999)	1,820	1,820
Common stock, $.001 par value; 128,000,000 shares authorized; 17,363,196 and 17,228,794 shares issued and outstanding at March 31, 2007 and December 31, 2006 respectively	17,363	17,229
Additional paid-in capital	1,861,081	1,795,483
Accumulated deficit	(23,022,249)	(24,784,382)
Accumulated other comprehensive loss	(13,785)	(10,538)

Total stockholders’ deficit	(21,150,170)	(22,974,788)

	$21,445,688	$(20,123,043)

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

	Three Months	Three Months
	Ended	Ended
	March 31, 2007	March 31, 2006
	(Unaudited)	(Unaudited)

Revenues:
Royalty	$5,806,901	$4,222,286
Professional services	507,757	942,534
License	243,126	347,809

Total revenues	6,557,784	5,512,629

Cost of revenues:
Professional services	313,017	376,192
Cost of revenue from amortization of intangible assets	125,744	116,596

Total cost of revenues	438,761	492,788
Gross profit	6,119,023	5,019,841

Operating expenses:
Research and development	1,716,064	1,531,435
General and administrative	1,295,082	1,133,731
Sales and marketing	1,246,901	1,021,308

	4,258,047	3,686,474

Income from operations	1,860,976	1,333,367
Interest income, net	32,883	18,461

Income before income taxes	1,893,859	1,351,828
Benefit for income taxes	338,995	33,369

Net income	$2,232,854	$1,385,197

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Three Months	Three Months
	Ended	Ended
	March 31, 2007	March 31, 2006
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income	$2,232,854	$1,385,197
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation expense	104,264	68,928
Amortization expense	125,744	116,596
Stock-based compensation	35,640	19,465
Deferred income taxes	(382,000)	(66,730)
Non-cash interest expense	23,768	29,988
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable	(3,047,153)	(229,196)
Prepaid expenses and other current assets	40,071	48,521
Other assets	1,915	85,741
Increase (decrease) in:
Accounts payable	203,631	52,075
Accrued expenses and other current liabilities	(72,353)	(265,851)
Deferred revenue	(1,122,098)	(2,902,450)

Net cash used in operating activities	(1,855,717)	(1,657,716)

Cash flows from investing activities:
Net redemption (purchase) of short term investment	(42,547)	2,084,335
Acquisitions of property and equipment	(172,759)	(128,897)

Net cash provided by (used in) investing activities	(215,306)	1,955,438

Cash flows from financing activities:
Proceeds from exercising stock options	30,092	45,000
Payments on loan obligations	(5,642)	—

Net cash provided by financing activities	24,450	45,000

Effect of change in exchange rates on cash	505	(1,454)

Net increase (decrease) in cash and cash equivalents	(2,046,068)	341,268
Cash and cash equivalents, beginning of year	3,982,789	296,816

Cash and cash equivalents, end of year	$1,936,721	$638,084

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$742	$49

Income taxes	$50,000	$—

Supplemental disclosures of noncash investing and financing activities:
Accretion of Series C Preferred Stock dividends	$168,040	$168,040

Accretion of Series D Preferred Stock dividends	$302,681	$302,681

1.	Nature of Organization

Voice Signal Technologies, Inc. and Subsidiaries (VoiceSignal or the Company) consists of Voice Signal Technologies, Inc., a Delaware corporation and four wholly-owned subsidiaries. The Company is a privately held corporation based in Woburn, Massachusetts. Its subsidiaries consist of Voice Signal Technologies OY, which is located in Finland, and VoiceSignal KK, which is located in Japan, both foreign corporations, as well as Voice Signal Korea, Inc., located in Korea, and Voice Signal International, Inc., located in China and England, both Massachusetts corporations.

VoiceSignal develops state-of-the-art small footprint, highly accurate, speech solutions for use on wireless mobile devices. VoiceSignal licenses its solutions to original equipment manufacturers (OEMs) of mobile information devices (phones, handhelds) and directly to consumers of mobile devices.

The accompanying interim consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of management, these interim consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position of the Company at March 31, 2007 and December 31, 2006, the results of operations and cash flows for the three month periods ended March 31, 2007 and 2006. The accompanying financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s consolidated financial statements as of December 31, 2006 and for the three years then ended. The results for the three month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007, or any future period.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements reflect the consolidated results of Voice Signal Technologies, Inc. and Subsidiaries for the three months ended March 31, 2007 and 2006. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers short-term investments with original maturity dates of three months or less at the date of purchase to be cash equivalents. The Company’s cash equivalents as of March 31, 2007 and December 31, 2006 primarily consisted of funds deposited at financial institutions within the United States.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Allowances for doubtful accounts are provided for those outstanding balances considered to be uncollectible based upon management’s evaluation of the outstanding balances at year end.

Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts. The Company has determined all amounts outstanding to be collectible and has not recorded an allowance for the three months ended March 31, 2007 and December 31, 2006.

Revenue Recognition

In accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Software Revenue Recognition, With Respect to Certain Transactions, revenue from sales of software products is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant Company obligations with regard to the product’s functionality remain, the fee is fixed or determinable and collectibility is probable. Substantially all of the Company’s revenues are derived from multiple element arrangements that include royalty fees, professional services, and licenses fees. The Company has not established vendor specific objective evidence (VSOE) for the fair values of the individual elements in its multiple element contracts. For those arrangements that require customers to make large initial payments under multiple element contracts, the Company recognizes the revenue from the initial payments ratably over the period the Company expects to provide services which is either the term of the respective agreement or the units shipped, provided the agreement specifies a fixed number of units. Additional payments received from customers during the term of the contracts for professional services or royalties are recognized as the services are provided or units are shipped to the customer, provided all other elements are delivered.

Income Taxes

The Company accounts for income taxes utilizing the asset and liability method as prescribed by SFAS No. 109, Accounting for Income Taxes.  Under the provisions of SFAS No. 109, the current or deferred tax consequences of a transaction are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable currently or in future years. The classification of net current and noncurrent deferred tax assets or liabilities depend upon the nature of the related asset or liability. Deferred income taxes are provided for temporary differences between the income tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. In addition, deferred taxes are recognized for operating losses that are available to offset future taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, or FIN 48, Accounting for Income Tax Uncertainties, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. The Interpretation prescribes a recognition threshold of more-likely-than-not and a measurement attribute on all tax positions taken or expected to be taken in a tax return in order to be recognized in the financial statements. In making this assessment, a company must determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based solely on the technical merits of the position and that the tax position will be examined by appropriate taxing authority that would have full knowledge of all relevant information. Once the recognition threshold is met, the tax position is then measured to determine the actual amount of benefit to recognize in the financial statements. In addition, the recognition threshold of more-likely-than-not must continue to be met in each reporting period to support continued recognition of the tax benefit. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the financial reporting period in which that threshold is no longer met. The Company adopted FIN 48 effective January 1, 2007, and there was no impact to the Company’s financial statements.

Research and Software Development Costs

Research and development expenditures incurred in the development of software products and enhancements to existing software products are expensed to operations as incurred until the point the Company establishes technological feasibility in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for Software to be Sold, Licensed or Otherwise Marketed to Others (SFAS No. 86). Technical feasibility is established upon the completion of a working model or a detailed program design as defined by SFAS No. 86. Costs incurred by the Company between establishment of technological feasibility and the point at which the product is ready for general release are capitalized, subject to their recoverability, in accordance with SFAS No. 86 and amortized over the economic life of the related product. The Company has not capitalized any software development costs as of the balance sheet date as the costs eligible for capitalization are immaterial.

Concentration of Credit Risk and Significant Customers

The Company maintains its cash and cash equivalents in bank deposit accounts, which at times may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. For the three months ended March 31, 2007 and 2006, the Company generated approximately 90% and 96%, respectively, of its revenues from two customers. Total accounts receivable from these two customers as of March 31, 2007 and December 31, 2006 amounted to approximately 95% and 98% respectively.

3.	Intangible Assets

During 2005, the Company entered into a Data License Agreement (License Agreement) with a software vendor to purchase a royalty-free, worldwide, exclusive license to use in the design, development, production, commercialization, and maintenance of the Company’s products. Under the License Agreement, the Company committed to purchase a set number of data language licenses for a total contract value of $2,600,000. The licenses, under the License Agreement, are recorded at cost and are amortized on a straight-line basis over the useful life beginning when the assets are placed in service. At March 31, 2007 and December 31, 2006, the licenses of $2,331,910, net of accumulated amortization of $582,978 and $466,382, respectively, are included in intangible assets, net, on the accompanying consolidated balance sheets.

During 2006, the Company entered into a Patent License Agreement with a not-for-profit corporation to purchase a worldwide, exclusive license. The license, under the Patent License Agreement, is recorded at cost and is amortized on a straight-line basis over the useful life beginning when the asset is placed in service. The license of $182,956, net of accumulated amortization of $17,116 and $7,968 at March 31, 2007 and December 31, 2006, respectively, is included in intangible assets, net, on the accompanying consolidated balance sheets.

4.	License Obligation

The Company financed the purchase of the Data License Agreement (Note 3) over a five year period. At March 31, 2007 and December 31, 2006, the present value of the related liability, plus accrued interest, is $1,794,486 and $1,770,718, net of payments of $676,000 made in 2005. The liability is recorded as a license obligation on the accompanying consolidated balance sheets based on the minimum purchase commitments over the term of the commitment utilizing an interest rate of 7.25%.

Maturities of the data license agreement for the years ending March 31 are as follows:

2008	$982,500
2009	555,000
2010	327,000
2011	59,500

1,924,000
Less — amount representing interest	129,514

Present value of future payments	1,794,486
Less — current portion of data license obligation	962,772

Data license obligation, net of current portion	$831,714

The Company is required to make payments on the purchase of the patent licenses throughout 2007. The obligation, plus accrued interest, is recorded in accounts payable on the accompanying consolidated balance sheets utilizing an interest rate of 8.25% at March 31, 2007.

5.	Commitments and Contingencies

The Company is involved in various legal matters, which have arisen in the ordinary course of business. The Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the financial condition, results of operations or cash flows. The Company believes these litigation matters are without merit and intends to defend these matters vigorously.

6.	Stockholders’ Deficit

At March 31, 2007, the Company is authorized to issue 128,000,000 and 80,084,844 shares of common stock and preferred stock, $.001 par value, respectively. The preferred stock consists of 5,600,000 shares designated as Series A Convertible Preferred Stock (Series A Preferred Stock), 1,820,000 shares designated as Series B Convertible Preferred Stock (Series B Preferred Stock), 6,383,294 shares designated as Series C Redeemable Convertible Preferred Stock (Series C Preferred Stock), and 66,281,550 shares designated as Series D Redeemable Convertible Preferred Stock (Series D Preferred Stock).

As of March 31, 2007, the Company has reserved for issuance the following shares of common stock for the exercise of stock options and the conversion of preferred stock:

Stock options	24,727,315
Convertible preferred stock	80,084,844

104,812,159

7.	Preferred Stock

The holders of the Series C Preferred Stock and Series D Preferred Stock (Senior Preferred Stock) shall be entitled to receive cumulative dividends equal to $0.1053 per annum per share for Series C Preferred Stock and equal to $0.0182664 per annum per share for Series D Preferred Stock. The dividends will accrue daily in arrears whether or not such dividends are declared by the Board of Directors. At March 31, 2007 and December 31, 2006, cumulative unpaid dividends for Series C Preferred Stock totaled $4,607,984 and $4,439,944, respectively, and cumulative unpaid dividends for Series D Preferred Stock totaled $4,806,488 and $4,503,807, respectively.

The holders of the Series A Preferred Stock and Series B Preferred Stock (Junior Preferred Stock) shall be entitled to receive dividends, if and when, as declared by the Board of Directors, out of funds legally available for that purpose after the payment of all accrued and unpaid dividends to the holder of each share of Senior Preferred Stock.

In the event of any liquidation, dissolution or winding-up of the Company, the Series A, Series B, and Series C Preferred Stockholders shall receive a per share amount equal to the original issue price of the respective Series and dividends and the Series D Preferred Stockholders shall receive a per share amount equal to two times the Series D Preferred Stock original issue price, plus all declared and unpaid dividends.

Each share of Preferred Stock, at the option of the holder, is convertible into fully paid and nonassessable shares of voting common stock initially on a share-for-share basis. The Junior Preferred Stockholders are entitled to payment of any declared and unpaid dividends. The Senior Preferred Stockholders have the right to convert any accrued but unpaid dividends on the Senior Preferred Stock into the number shares of voting common stock based on a predetermined ratio, as defined in the Preferred Stock Agreement.

All series of Preferred Stock automatically converts to common stock upon the closing of an initial public offering at a share price not less than $2.50 per share and with net proceeds of at least $50,000,000.

At any time on or after September 30, 2007, a Senior Majority Interest, as defined, may elect to have redeemed up to one-third of the originally issued and outstanding shares of Series C Preferred Stock and Series D Preferred Stock held by each holder at such time.

At any time on or after September 30, 2008, a Senior Majority Interest may elect to have redeemed up to that percentage of outstanding shares of Series C Preferred Stock and Series D Preferred Stock that would, when combined with any prior redemptions, result in the redemption by the Company of up to two-thirds of each of the originally issued and outstanding shares of Series C Preferred Stock and Series D Preferred Stock held by each holder of Senior Preferred Stock at such time.

At any time on or after September 30, 2009, a Senior Majority Interest may elect to have redeemed up to that percentage of outstanding shares of Series C Preferred Stock and Series D Preferred Stock that would, when combined with any prior redemptions, result in the redemption by the Company of up to one hundred percent (100%) of the originally issued and outstanding shares of Series C Preferred Stock and Series D Preferred Stock held by each holder thereof at such time.

The price for each share of Senior Preferred Stock redeemed shall be the greater of (i) an amount equal to the Series C Preferred Stock or Series D Preferred Stock Original Issue Price plus all accrued but unpaid dividends or (ii) the Fair Market Value of such shares of Senior Preferred Stock. The aggregate Redemption Prices shall be payable in cash in immediately available funds to the holders of the Senior Preferred Stock on the applicable redemption date.

The Series C and Series D Preferred Stock are not considered mandatorily redeemable as defined by Statement of Financial Accounting Standards (SFAS) 150, Accounting for Certain Financial Instruments with characteristics of Both Liabilities and Equity .Due to the fact that the redemption is in the control of the stockholders, the Series C and D Preferred stock have been classified in the mezzanine section of the consolidated balance sheet.

8.	Stock Option Plan

In 1998, the Company adopted the 1998 Stock Plan (the Plan) under which shares of the Company’s common stock were reserved for issuance to employees, directors and consultants. Stock based awards granted under the Plan may be incentive stock options or nonstatutory stock options. Incentive stock options may only be granted to employees. Under the terms of the Plan, the Board of Directors shall specify the exercise price and vesting period of each stock option on the grant date, and certain options are exercisable upon the occurrence of a future event. The Plan authorizes the issuance of up to 24,727,315 shares of common stock. Typical vesting of the options is four years; 25% on the anniversary of the Effective Date and the remaining 75% of the shares at the rate of 1/12 per quarter over the next twelve quarters. The options generally expire at the earlier of ninety days from the end of employment or ten years from the date of grant.

At March 31, 2007, 3,307,368 shares were available for grant under the Plan. The following table summarizes the activity under the Plan:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Outstanding, December 31, 2006	20,026,153	$0.12
Issued	25,000	0.11
Exercised	(134,375)	0.22
Forfeited	(400,000)	0.09

Outstanding, March 31, 2007	19,516,778	$0.12

Options exercisable at March 31, 2007	16,548,913	$0.12

9.	Related Party

The Company has an investor who is a partner at the law firm that provides services as primary counsel for the Company. Legal fees incurred in connection with services provided by this law firm for the three months ended March 31, 2007 and December 31, 2006 were approximately $35,000 and $78,000, respectively.

10.	Subsequent Event

On May 14, 2007, the Company entered into an agreement and plan of merger with Nuance Communications, Inc. It is expected that the merger will be completed during 2007.

Voice Signal Technologies, Inc.

Annual Financial Statements

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2005 and 2004

CONTENTS

Page

Independent Auditors’ Report	F-98
Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-99
Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004	F-100
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock, Stockholders’ Deficit and Comprehensive Income (Loss) for the years ended December 31, 2006, 2005 and 2004	F-101
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	F-102
Notes to Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004	F-103-F-116

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of
Voice Signal Technologies, Inc. and Subsidiaries
Woburn, Massachusetts

We have audited the accompanying consolidated balance sheets of Voice Signal Technologies, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in redeemable convertible preferred stock, stockholders’ deficit and comprehensive income (loss), and cash flows for each of the three years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Voice Signal Technologies, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years ended December 31, 2006, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment.”

VITALE, CATURANO & COMPANY, LTD.

May 11, 2007
Boston, Massachusetts

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
Years Ended December 31, 2006 and 2005

	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$3,982,789	$296,816
Short term investments	3,000,000	6,117,213
Accounts receivable	6,130,653	3,468,463
Prepaid expenses and other current assets	417,173	502,043
Deferred tax asset	3,624,000	3,222,000

Total current assets	17,154,615	13,606,535

Property and equipment, net	739,861	530,303

Other assets:
Intangible assets, net	2,040,516	2,331,910
Other noncurrent assets	188,051	483,087

	2,228,567	2,814,997

	$20,123,043	$16,951,835

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$926,403	$712,685
Accrued expenses and other current liabilities	966,464	981,856
License obligation, current portion	894,043	344,010
Deferred revenue, current portion	5,645,714	8,389,905
Capital lease obligation, current portion	23,259	—

Total current liabilities	8,455,883	10,428,456
License obligation, net of current portion	876,675	1,311,900
Capital lease obligation, net of current portion	15,319	—
Deferred revenue, net of current portion	1,507,810	3,555,787

Total liabilities	10,855,687	15,296,143

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock:
Series C redeemable convertible preferred stock, $.001 par value; 6,383,294 shares authorized, issued and outstanding (at redemption value; liquidation preference of $12,845,467)	12,768,200	12,096,039
Series D redeemable convertible preferred stock, $.001 par value; 66,281,550 shares authorized, issued and outstanding (at redemption value; liquidation preference of $32,816,093)	19,473,944	18,263,219

Total redeemable convertible preferred stock	32,242,144	30,359,258

Stockholders’ deficit:
Series A convertible preferred stock, $.001 par value; 5,600,000 shares authorized, issued and outstanding (liquidation preference of $560,000)	5,600	5,600
Series B convertible preferred stock, $.001 par value; 1,820,000 shares authorized, issued and outstanding (liquidation preference of $699,999)	1,820	1,820
Common stock, $.001 par value; 128,000,000 shares authorized; 17,228,794 and 16,570,819 shares issued and outstanding at December 31, 2006 and 2005 respectively	17,229	16,571
Additional paid-in capital	1,795,483	1,580,759
Deferred compensation	—	(16,372)
Accumulated deficit	(24,784,382)	(30,283,740)
Accumulated other comprehensive loss	(10,538)	(8,204)

Total stockholders’ deficit	(22,974,788)	(28,703,566)

	$20,123,043	$16,951,835

See accompanying notes.

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Revenues:
Royalty	$20,374,916	$8,755,391	$5,424,352
Professional services	3,082,257	1,684,608	959,123
License	1,144,255	1,300,927	1,083,305

Total revenues	24,601,428	11,740,926	7,466,780
Cost of revenues:
Cost of revenue from amortization of intangible assets	474,350	—	—
Cost of professional services	1,350,678	1,327,682	494,574

Total cost of revenues	1,825,028	1,327,682	494,574
Gross profit	22,776,400	10,413,244	6,972,206

Operating expenses:
Research and development	6,000,678	5,351,616	4,088,227
General and administrative	5,356,430	4,293,850	2,739,078
Sales and marketing	4,214,434	4,071,809	3,131,120

	15,571,542	13,717,275	9,958,425

Income (loss) from operations	7,204,858	(3,304,031)	(2,986,219)
Interest income	144,462	206,589	44,164
Interest expense	(154,667)	(397)	—

Income (loss) before income taxes	7,194,653	(3,097,839)	(2,942,055)
Benefit for income taxes	187,591	3,210,452	—

Net income (loss)	$7,382,244	$112,613	$(2,942,055)

See accompanying notes.

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK, STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2006, 2005 and 2004

	Series C		Series D		Series A		Series B							Accumulated
	Redeemable Convertible		Redeemable Convertible		Convertible		Convertible							Other	Total
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Deferred	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Loss	Deficit

Balance, December 31, 2003	6,383,294	$10,751,717	62,142,408	$14,923,859	5,600,000	$5,600	1,820,000	$1,820	15,950,350	$15,950	$1,511,052	$(57,334)	$(23,704,176)	$—	$(22,227,088)
Stock options exercised	—	—	—	—	—	—	—	—	537,439	538	37,782	—	—	—	38,320
Issuance of Series D redeemable convertible stock net of issuance costs of $11,530	—	—	4,139,142	933,560	—	—	—	—	—	—	—	—	—	—	—
Accretion of dividends	—	672,161	—	1,195,075	—	—	—	—	—	—	—	—	(1,867,236)	—	(1,867,236)
Issuance of nonemployee stock options	—	—	—	—	—	—	—	—	—	—	12,262	(12,262)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	48,155	—	—	48,155
Net loss	—	—	—	—									(2,942,055)		(2,942,055)

Balance, December 31, 2004	6,383,294	11,423,878	66,281,550	17,052,494	5,600,000	5,600	1,820,000	1,820	16,487,789	16,488	1,561,096	(21,441)	(28,513,467)	—	(26,949,904)
Stock options exercised	—	—	—	—	—	—	—	—	83,030	83	7,390	—	—	—	7,473
Accretion of dividends	—	672,161	—	1,210,725	—	—	—	—	—	—	—	—	(1,882,886)	—	(1,882,886)
Nonemployee stock-based compensation	—	—	—	—	—	—	—	—	—	—	12,273	(12,273)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	17,342	—	—	17,342
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,204)	(8,204)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	112,613	—	112,613

Balance, December 31, 2005	6,383,294	12,096,039	66,281,550	18,263,219	5,600,000	5,600	1,820,000	1,820	16,570,819	16,571	1,580,759	(16,372)	(30,283,740)	(8,204)	(28,703,566)
Stock options exercised	—	—	—	—	—	—	—	—	657,975	658	53,406	—	—	—	54,064
Accretion of dividends	—	672,161	—	1,210,725	—	—	—	—	—	—	—	—	(1,882,886)	—	(1,882,886)
Reclassification of deferred compensation to Additional Paid-in Capital	—	—	—	—	—	—	—	—	—	—	(16,372)	16,372	—	—	—
Issuance of nonemployee stock options	—	—	—	—	—	—	—	—	—	—	77,857	—	—	—	77,857
Employee stock-based compensation	—	—	—	—	—	—	—	—	—	—	99,833	—	—	—	99,833
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,334)	(2,334)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	7,382,244	—	7,382,244

Balance, December 31, 2006	6,383,294	$12,768,200	66,281,550	$19,473,944	5,600,000	$5,600	1,820,000	$1,820	17,228,794	$17,229	$1,795,483	$—	$(24,784,382)	$(10,538)	$(22,974,788)

See accompanying notes.

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Cash flows from operating activities:
Net income (loss)	$7,382,244	$112,613	$(2,942,055)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	324,401	249,093	182,314
Amortization expense	474,350	—	—
Stock-based compensation	177,690	17,342	48,155
Deferred income taxes	(402,000)	(3,222,000)	—
Non-cash interest expense	119,307	—	—
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable	(2,662,190)	1,991,354	(5,165,848)
Prepaid expenses and other current assets	84,870	(359,793)	(93,340)
Other assets	292,953	(278,024)	(79,200)
Increase (decrease) in:
Accounts payable	76,076	6,999	390,151
Accrued expenses and other current liabilities	(15,392)	33,198	670,900
Deferred revenue	(4,792,168)	7,037,410	3,088,298

Net cash provided by (used in) operating activities	1,060,141	5,588,192	(3,900,625)

Cash flows from investing activities:
Redemption of short term investment	3,117,213	—	—
Purchase of short term investment	—	(6,117,213)	—
Acquisitions of property and equipment	(485,278)	(463,924)	(161,207)
Acquisition of patent license	(47,730)	—	—
Payments on data license	—	(676,000)	—

Net cash provided by (used in) investing activities	2,584,205	(7,257,137)	(161,207)

Cash flows from financing activities:
Proceeds from exercising stock options	54,064	7,473	38,320
Proceeds from issuance of preferred stock	—	—	933,560
Payments on loan obligations	(13,077)	—	—

Net cash provided by financing activities	40,987	7,473	971,880

Effect of change in exchange rates on cash	640	(811)	—

Net increase (decrease) in cash and cash equivalents	3,685,973	(1,662,283)	(3,089,952)
Cash and cash equivalents, beginning of year	296,816	1,959,099	5,049,051

Cash and cash equivalents, end of year	$3,982,789	$296,816	$1,959,099

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$154,667	$397	$—

Income taxes	$168,418	$—	$—

Supplemental disclosures of noncash investing and financing activities:
Accounts payable incurred to acquire patent	$135,226	$—	$—

Capital lease obligation assumed in acquisition of property and leased equipment	$51,665	$—	$—

Accretion of Series C Preferred Stock dividends	$672,161	$672,161	$672,161

Accretion of Series D Preferred Stock dividends	$1,210,725	$1,210,725	$1,195,075

Obligation assumed in acquisition of data license	$—	$1,655,910	$—

See accompanying notes.

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005

1.	Nature of Organization

Voice Signal Technologies, Inc. and Subsidiaries (VoiceSignal or the Company) consists of Voice Signal Technologies, Inc., a Delaware corporation and four wholly-owned subsidiaries. The Company is a privately held corporation based in Woburn, Massachusetts. Its subsidiaries consist of Voice Signal Technologies OY, which is located in Finland, and VoiceSignal KK, which is located in Japan, both foreign corporations, as well as Voice Signal Korea, Inc., located in Korea, and Voice Signal International, Inc., located in China and England, both Massachusetts corporations.

VoiceSignal develops state-of-the-art small footprint, highly accurate, speech solutions for use on wireless mobile devices. VoiceSignal licenses its solutions to original equipment manufacturers (OEMs) of mobile information devices (phones, handhelds) and directly to consumers of mobile devices.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements reflect the consolidated results of Voice Signal Technologies, Inc. and Subsidiaries for the years ended December 31, 2006, 2005 and 2004. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers short-term investments with original maturity dates of three months or less at the date of purchase to be cash equivalents. The Company’s cash equivalents as of December 31, 2006 and 2005 primarily consisted of funds deposited at financial institutions within the United States.

Short-Term Investments

As of December 31, 2006 and 2005, the Company’s short-term investments include certificates of deposits held with a financial institution. The certificate of deposit at December 31, 2006 matures during 2007. The certificate of deposit that was recorded at December 31, 2005 matured in 2006. At December 31, 2005, the amount recorded on the accompanying consolidated balance sheets includes interest receivable of approximately $17,000.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Allowances for doubtful accounts are provided for those outstanding balances considered to be uncollectible based upon management’s evaluation of the outstanding balances at year end. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts. The Company has determined all amounts outstanding to be collectible and has not recorded an allowance for the years ended December 31, 2006 and 2005.

Property and Equipment

Property and equipment are recorded at cost. Major replacements and improvements are capitalized, while general repairs and maintenance are charged to expense as incurred. The Company provides for

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005 — (Continued)

depreciation using the straight-line method, beginning in the middle of the quarter the asset is placed in service, over the estimated useful lives of the assets as follows:

Computers equipment and software	3 years
Furniture and fixtures	5 years
Equipment	5 years
Leasehold improvements	Lesser of useful life or life of the lease

Revenue Recognition

In accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Software Revenue Recognition, With Respect to Certain Transactions, revenue from sales of software products is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant Company obligations with regard to the product’s functionality remain, the fee is fixed or determinable and collectibility is probable. Substantially all of the Company’s revenues are derived from multiple element arrangements that include royalty fees, professional services, and licenses fees. The Company has not established vendor specific objective evidence (VSOE) for the fair values of the individual elements in its multiple element contracts. For those arrangements that require customers to make large initial payments under multiple element contracts, the Company recognizes the revenue from the initial payments ratably over the period the Company expects to provide services, which is either the term of the respective agreement or the units shipped, provided the agreement specifies a fixed number of units. Additional payments received from customers during the term of the contracts for professional services or royalties are recognized as the services are provided or units are shipped to the customer, provided all other elements are delivered.

Deferred Costs of Professional Services

The commissions’ expense incurred in its multiple element arrangements are deferred and expensed ratably as the related revenue is recognized either over the term of the contract or as the units shipped. As of December 31, 2006, 2005 and 2004, these deferred costs totaled approximately $348,000, $774,000 and $183,000, respectively, and are included in prepaid expenses and other current assets and other noncurrent assets in the accompanying balance sheets.

Income Taxes

The Company accounts for income taxes utilizing the asset and liability method as prescribed by SFAS No. 109, Accounting for Income Taxes. Under the provisions of SFAS No. 109, the current or deferred tax consequences of a transaction are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable currently or in future years. The classification of net current and noncurrent deferred tax assets or liabilities depend upon the nature of the related asset or liability. Deferred income taxes are provided for temporary differences between the income tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. In addition, deferred taxes are recognized for operating losses that are available to offset future taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Research and Software Development Costs

Research and development expenditures incurred in the development of software products and enhancements to existing software products are expensed to operations as incurred until the point the Company establishes technological feasibility in accordance with Statement of Financial Accounting Standards (SFAS)

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005 — (Continued)

No. 86, Accounting for Software to be Sold, Licensed or Otherwise Marketed to Others (SFAS No. 86). Technical feasibility is established upon the completion of a working model or a detailed program design as defined by SFAS No. 86. Costs incurred by the Company between establishment of technological feasibility and the point at which the product is ready for general release are capitalized, subject to their recoverability, in accordance with SFAS No. 86 and amortized over the economic life of the related product. The Company has not capitalized any software development costs as of the balance sheet date as the costs eligible for capitalization are immaterial.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), Share Based Payment, or SFAS No. 123(R), which is a revision of Statement No. 123 (“SFAS 123”) Accounting for Stock Based Compensation. SFAS No. 123(R) supersedes Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95 Statement of Cash Flows. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options and modifications to existing stock options, to be recognized in the income statement based on their fair values. The Company adopted SFAS No. 123(R) using the prospective transition method. As such, the Company will continue to apply APB No. 25 in future periods to equity awards outstanding at the date of SFAS No. 123(R)’s adoption that were measured using the minimum value method. Pro forma disclosure is no longer an alternative. The Company is currently evaluating the impact the adoption of SFAS No. 123(R) will have on the Company’s operating results for periods after December 31, 2006, but the impact of adoption of SFAS No. 123(R) cannot be predicted with certainty as it is principally a function of the number of options to be granted in the future, the share price on the date of the grant, the expected life of the award, and volatility and estimated forfeitures. The adoption of SFAS No. 123(R) will have no effect on our financial position or cash flow for any period.

Prior to January 1, 2006, the Company applied Accounting Principles Board APB Opinion No. 25, Accounting for Stock Issued to Employees in accounting for its stock incentive plan and accordingly, compensation cost was recognized for its stock options in the financial statements when the exercise price was below the fair market value. During the years ended December 31, 2005 and 2004, approximately $17,000 and $48,000, respectively, were recorded under the intrinsic value based method for options granted to consultants (Note 12). Had the Company determined compensation cost in all periods based on the fair value at the grant date for its stock options under SFAS No. 123R, the Company’s net income (loss) and net income (loss) per common equivalent share for the years ended December 31, 2005 and 2004 would have been increased to the pro forma amounts indicated below:

	2005
	Net Income		Net Income
	(Loss)		(Loss)
	Applicable		Applicable
	to		to
	Common	Basic	Common	Diluted
	Stockholders	Earnings	Stockholders	Earnings
	(Basic)	Per Share	(Diluted)	Per Share

As reported	$(1,770,273)	$(0.11)	$112,613	$(0.11)
Add — stock-based compensation expense included in reported net income (loss)	17,342	(0.00)	17,342	(0.00)
Less — stock-based compensation expense determined under fair value method	(168,608)	(0.01)	(168,608)	(0.00)

Pro forma	(1,921,539)	$(0.12)	$(38,653)	$(0.11)

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005 — (Continued)

	2004
	Net Income		Net Income
	(Loss)		(Loss)
	Applicable		Applicable
	to		to
	Common	Basic	Common	Diluted
	Stockholders	Earnings	Stockholders	Earnings
	(Basic)	Per Share	(Diluted)	Per Share

As reported	$(4,809,291)	$(0.30)	$(2,942,052)	$(0.30)
Add — stock-based compensation expense included in reported net loss	48,155	(0.00)	171,243	(0.00)
Less — stock-based compensation expense determined under fair value method	(219,398)	(0.01)	171,243	(0.00)

Pro forma	(4,980,534)	$(0.31)	$(3,113,295)	$(0.30)

For the years ending December 31, the fair value of each stock option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following range of assumptions:

	2006	2005	2004

Assumptions:
Risk-free interest rate	4.66-5.19%	3.70-4.74%	3.89-4.61%
Expected dividend yield	0%	0%	0%
Volatility factor	68-77%	0%	0%
Expected life of option	4.84-6.11 years	10 years	10 years

In accordance with SFAS No. 123(R), the Company will recognize the compensation cost of share-based awards issued after January 1, 2006, on a straight-line basis over the vesting period of the award. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The Company does not have a history of market prices of the common stock as it is not a public company, and as such volatility is estimated in accordance with Staff Accounting Bulletin No. 107 (“SAB No. 107”) using historical volatilities of similar public entities. The expected life of the awards is estimated based on the simplified method, as defined in SAB No. 107. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The dividend yield assumption is based on history and expectation of paying no dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense recognized in the financial statements in 2006 and thereafter is based on awards that are ultimately expected to vest.

The weighted-average fair value of stock options granted during the years ended December 31, 2006, 2005 and 2004 under the Black-Scholes option pricing model were $0.93, $0.09 and $0.09 per share, respectively. For the year ended December 31, 2006, the Company recorded stock-based compensation expense of $99,833 in connection with share-based payment awards. The following table presents stock-based compensation expense included in the accompanying consolidated statements of income:

Research and development	$25,210
General and administrative	59,335
Sales and marketing	15,288

Total stock-based compensation expense	$99,833

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005 — (Continued)

As of December 31, 2006, there was approximately $421,000 of unrecognized compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted-average period of 3.21 years.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiary is the local currency. Assets and liabilities of foreign subsidiaries are translated at the rates in effect at the balance sheet date, while stockholders’ equity (deficit) is translated at historical rates. Statements of operations and cash flow amounts are translated at the average rate for the period. Translation adjustments are included as a component of accumulated other comprehensive loss. Foreign currency gains and losses arising from transactions are reflected in the loss from operations and were not significant during the years ended December 31, 2006, 2005 and 2004.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk and Significant Customers

The Company maintains its cash and cash equivalents in bank deposit accounts, which at times may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. For the years ended December 31, 2006, 2005 and 2004, the Company generated approximately 95%, 87% and 94%, respectively, of its revenues from two customers. Total accounts receivable from these two customers as of December 31, 2006 and 2005 amounted to approximately 98% and 88%, respectively.

Segmentation of Financial Results

The Company’s primary operating decision makers evaluate the Company’s financial performance using consolidated financial information. Accordingly, the Company presents its financial results as a single segment related to the sale of its products.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), Accounting for Income Tax Uncertainties, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. The Interpretation prescribes a recognition threshold of more-likely-than-not and a measurement attribute on all tax positions taken or expected to be taken in a tax return in order to be recognized in the financial statements. In making this assessment, a company must determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based solely on the technical merits of the position and that the tax position will be examined by appropriate taxing authority that would have full knowledge of all relevant information. Once the recognition threshold is met, the tax position is then measured to determine the actual amount of benefit to recognize in the financial statements. In addition, the recognition threshold of more-likely-than-not must continue to be met in each reporting period to support continued recognition of the tax benefit. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005 — (Continued)

recognized in the first financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the financial reporting period in which that threshold is no longer met. The Company adopted FIN 48 effective January 1, 2007, and there was no impact to the Company’s financial statements.

3.	Property and Equipment

Property and equipment consisted of the following at December 31:

	2006	2005

Computer equipment and software	$1,515,557	$1,074,058
Furniture and fixtures	256,965	256,965
Leasehold improvements	214,146	121,685
Equipment	24,881	24,881

	2,011,549	1,477,589
Less — accumulated depreciation	1,271,688	947,286

	$739,861	$530,303

4.	Intangible Assets

During 2005, the Company entered into a Data License Agreement (License Agreement) with a software vendor to purchase a royalty-free, worldwide, exclusive license to use in the design, development, production, commercialization, and maintenance of the Company’s products. Under the License Agreement, the Company committed to purchase a set number of data language licenses for a total contract value of $2,600,000 (Note 6). The licenses, under the License Agreement, are recorded at cost and are amortized on a straight-line basis over the useful life beginning when the assets are placed in service. At December 31, 2006 and 2005, the licenses of $2,331,910, net of accumulated amortization of $466,382 and $0, respectively, are included in intangible assets, net, on the accompanying consolidated balance sheets.

During 2006, the Company entered into a Patent License Agreement with a not-for-profit corporation to purchase a worldwide, exclusive license. The license, under the Patent License Agreement, is recorded at cost and is amortized on a straight-line basis over a useful life of 5 years beginning when the asset is placed in service. At December 31, 2006, the license of $182,956, net of accumulated amortization of $7,968 is included in intangible assets, net, on the accompanying consolidated balance sheets.

Amortization expense for the year ended December 31, 2006 was $474,350 and is included in cost of revenues. There was no amortization expense in the years ended December 31, 2005 and 2004. The estimated aggregate amortization expense for the years ending December 31, 2007, 2008, 2009, 2010 and 2011 is $502,975, $502,975, $502,975, $502,975 and $28,616.

5.	Line of Credit

In November 2006, the Company entered into an agreement with a financial institution to provide a revolving line of credit with a borrowing base of $1,500,000 plus 80% of the Company’s accounts receivable balance billed with-in the prior 90 days, up to a total available balance of $5,000,000. Borrowings under the line of credit bear interest at the bank’s prime rate plus one-half of one percent (8.75% at December 31, 2006). As of December 31, 2006, the Company had no borrowings under this revolving line of credit. The Company has capitalized $50,000 in deferred financing fees during 2006 and will expense these fees ratably over the term of the revolving line of credit. The amortization of the deferred financing fees was $2,083 for

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005 — (Continued)

the year ended December 31, 2006 and is recorded in interest expense on the accompanying consolidated statements of operations.

The line of credit has an original term of 24 months and is subject to certain restrictive covenants. The most significant covenants relate to maintaining certain financial ratios, prohibiting change of control without the consent of the bank, requiring certain periodic reporting and limiting certain other transactions.

6.	License Obligation

The Company financed the purchase of the Data License Agreement (Note 4) over a five year period. At December 31, 2006 and 2005, the present value of the related liability, plus accrued interest, is $1,770,718 and $1,655,910, net of payments of $676,000 made in 2005. The liability is recorded as a license obligation on the accompanying balance sheets based on the minimum purchase commitments over the term of the commitment utilizing an interest rate of 7.25%.

Maturities of the data license agreement for the years ending December 31 are as follows:

2007	$918,750
2008	555,000
2009	361,000
2010	89,250

1,924,000
Less — amount representing interest	153,282

Present value of future payments	1,770,718
Less — current portion of data license obligation	894,043

Data license obligation, net of current portion	$876,675

The Company is required to make payments on the purchase of the patent licenses throughout 2007. The obligation, plus accrued interest, is recorded in accounts payable on the accompanying consolidated balance sheets utilizing an interest rate of 8.25% at December 31, 2006.

7.	Capital Lease Obligations

In 2006, the Company entered into a noncancelable capital lease agreement for computer equipment. The lease will expire on July 2008. The terms of the lease call for 24 monthly interest free installments. Interest has been recorded using the effective interest method at 8%. The Company recorded the property and equipment at $51,665. Depreciation expense relating to the Company’s assets under capital lease was $6,457 for the year ending December 31, 2006. There were no capital leases at December 31, 2005.

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005 — (Continued)

Future minimum payments required under the lease obligation for the years ending December 31 are as follows:

2007	$25,505
2008	15,728

41,233
Less — amount representing interest	2,655

Present value of future minimum payments	38,578
Less — current portion of obligation under capital lease	23,259

Long-term portion of obligation under capital lease	$15,319

8.	Commitments and Contingencies

Leases

The Company leases certain offices and development facilities and an automobile under noncancelable operating leases that expire over the next three years. Total rental expense for operating leases approximated $326,753, $300,268 and $298,720 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company’s lease agreement at the Woburn location requires future increases in the minimum base rent. Rent expense under this arrangement is recognized on the straight-line basis over the term of the lease. The difference between rent expense recognized on the straight-line basis and cash paid is included in accrued expenses and other current liabilities on the accompanying consolidated balance sheets.

Minimum lease payments through the cancellation date of the respective leases are as follows at December 31:

2007	$330,500
2008	280,215
2009	137,037

$747,752

Litigation

Since 2004, the Company and Nuance have been engaged with each other in litigation regarding various patent and trade secret matters. The Company does not believe this litigation and other various legal matters which have arisen in the ordinary course of business will be resolved in a manner that will have a material adverse effect on the financial condition, results of operations or cash flows of the Company. The Company believes these litigation matters are without merit and intends to defend these matters vigorously.

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005 — (Continued)

9.	Income Taxes

The benefit (provision) for income taxes for the Company for the years ended December 31, 2006, 2005 and 2004 is summarized as follows:

	2006	2005	2004

Current:
Federal	$(192,000)	$—	$—
State	—	—	—
Foreign	(22,409)	(11,548)	—

	(214,409)	(11,548)	—

Deferred:
Federal	342,000	2,739,000	—
State	60,000	483,000	—
Foreign	—	—	—

	402,000	3,222,000	—

	$187,591	$3,210,452	$—

The effective combined domestic and foreign income tax rate of approximately 3%, (104)%, 0% in 2006, 2005, and 2004, respectively, differed from the federal statutory rate of 34% primarily because of changes in the valuation allowance and the alternative minimum tax liability recorded in 2006.

Temporary differences that give rise to significant deferred tax assets at December 31, 2006 and 2005 are as follows:

	2006	2005

Deferred tax assets:
Net operating loss carryforwards	$5,150,000	$9,182,000
Deferred revenue	1,560,000	702,000
Tax credits	773,000	773,000
Other	251,000	48,000

	7,734,000	10,705,000
Deferred tax asset valuation allowance	(4,110,000)	(7,483,000)

	$3,624,000	$3,222,000

SFAS No. 109 requires a valuation allowance to be recorded if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax asset may not be realized. During 2006 and 2005, the Company’s valuation allowance decreased by approximately $3,373,000 and $2,020,000, respectively, based on its consideration of forecasted profitable operations.

At December 31, 2006, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $13,000,000, and research and development federal tax credit carryforwards of approximately $773,000 available to reduce federal and state taxable income. These carryforwards expire through 2025.

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005 — (Continued)

Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in a limitation on the amount of net operating loss carryforwards, which can be used in future years.

10.	Stockholders’ Deficit

At December 31, 2006, the Company is authorized to issue 128,000,000 and 80,084,844 shares of common stock and preferred stock, $.001 par value, respectively. The preferred stock consists of 5,600,000 shares designated as Series A Convertible Preferred Stock (Series A Preferred Stock), 1,820,000 shares designated as Series B Convertible Preferred Stock (Series B Preferred Stock), 6,383,294 shares designated as Series C Redeemable Convertible Preferred Stock (Series C Preferred Stock), and 66,281,550 shares designated as Series D Redeemable Convertible Preferred Stock (Series D Preferred Stock).

As of December 31, 2006, the Company has reserved for issuance the following shares of common stock for the exercise of stock options and the conversion of preferred stock:

Stock options	24,727,315
Convertible preferred stock	80,084,844

104,812,159

11.	Preferred Stock

Preferred Stock

The rights and preferences of the preferred stock are as follows:

Voting

The holders of all series of Preferred Stock shall vote together with all other classes and series of stock of the Company as a single class on all actions to be taken by the stockholders of the Company. Each share of Preferred Stock shall entitle the holder to such number of votes equal to the number of shares of Voting Common Stock (including fractions of a share) into which each share of Preferred Stock is then convertible.

Dividends

The holders of the Series C Preferred Stock and Series D Preferred Stock (Senior Preferred Stock) shall be entitled to receive cumulative dividends equal to $0.1053 per annum per share for Series C Preferred Stock and equal to $0.0182664 per annum per share for Series D Preferred Stock. The dividends will accrue daily in arrears whether or not such dividends are declared by the Board of Directors. At December 31, 2006, 2005 and 2004, cumulative unpaid dividends for Series C Preferred Stock totaled $4,439,944, $3,767,783 and $3,095,622, respectively, and cumulative unpaid dividends for Series D Preferred Stock totaled $4,503,807, $3,293,082 and $2,082,357 respectively.

The holders of the Series A Preferred Stock and Series B Preferred Stock (Junior Preferred Stock) shall be entitled to receive dividends, if and when, as declared by the Board of Directors, out of funds legally available for that purpose after the payment of all accrued and unpaid dividends to the holder of each share of Senior Preferred Stock.

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005 — (Continued)

Liquidation

In the event of any liquidation, dissolution or winding-up of the Company, the Series A, Series B, and Series C Preferred Stockholders shall receive a per share amount equal to the original issue price of the respective Series and dividends and the Series D Preferred Stockholders shall receive a per share amount equal to two times the Series D Preferred Stock original issue price, plus all declared and unpaid dividends.

Conversion

Each share of Preferred Stock, at the option of the holder, is convertible into fully paid and nonaccessable shares of voting common stock initially on a share-for-share basis. The Junior Preferred Stockholders are entitled to payment of any declared and unpaid dividends. The Senior Preferred Stockholders have the right to convert any accrued but unpaid dividends on the Senior Preferred Stock into the number shares of voting common stock based on a predetermined ratio, as defined in the Preferred Stock Agreement.

All series of Preferred Stock automatically converts to common stock upon the closing of an initial public offering at a share price not less than $2.50 per share and with net proceeds of at least $50,000,000.

Redemption

At any time on or after September 30, 2007, a Senior Majority Interest, as defined, may elect to have redeemed up to one-third of the originally issued and outstanding shares of Series C Preferred Stock and Series D Preferred Stock held by each holder at such time.

At any time on or after September 30, 2008, a Senior Majority Interest may elect to have redeemed up to that percentage of outstanding shares of Series C Preferred Stock and Series D Preferred Stock that would, when combined with any prior redemptions, result in the redemption by the Company of up to two-thirds of each of the originally issued and outstanding shares of Series C Preferred Stock and Series D Preferred Stock held by each holder of Senior Preferred Stock at such time.

At any time on or after September 30, 2009, a Senior Majority Interest may elect to have redeemed up to that percentage of outstanding shares of Series C Preferred Stock and Series D Preferred Stock that would, when combined with any prior redemptions, result in the redemption by the Company of up to one hundred percent (100%) of the originally issued and outstanding shares of Series C Preferred Stock and Series D Preferred Stock held by each holder thereof at such time.

The price for each share of Senior Preferred Stock redeemed shall be the greater of (i) an amount equal to the Series C Preferred Stock or Series D Preferred Stock Original Issue Price plus all accrued but unpaid dividends or (ii) the Fair Market Value of such shares of Senior Preferred Stock. The aggregate Redemption Prices shall be payable in cash in immediately available funds to the holders of the Senior Preferred Stock on the applicable redemption date.

The Series C and Series D Preferred Stock are not considered mandatorily redeemable as defined by SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  Due to the fact that the redemption is in the control of the stockholders, the Series C and D Preferred Stock have been classified in the mezzanine section of the consolidated balance sheet.

12.	Stock Option Plan

In 1998, the Company adopted the 1998 Stock Plan (the Plan) under which shares of the Company’s common stock were reserved for issuance to employees, directors and consultants. Stock based awards granted under the Plan may be incentive stock options or nonstatutory stock options. Incentive stock options may only be granted to employees. Under the terms of the Plan, the Board of Directors shall specify the exercise price

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005 — (Continued)

and vesting period of each stock option on the grant date, and certain options are exercisable upon the occurrence of a future event. The Plan authorizes the issuance of up to 24,727,315 shares of common stock. Typical vesting of the options is four years; 25% on the anniversary of the Effective Date and the remaining 75% of the shares at the rate of 1/12 per quarter over the next twelve quarters. The options generally expire at the earlier of ninety days from the end of employment or ten years from the date of grant.

At December 31, 2006, 2,932,368 shares were available for grant under the Plan. The following table summarizes the activity under the Plan:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Outstanding, December 31, 2003	16,332,100	$0.12
Issued	3,566,958	0.09
Exercised	(537,439)	0.07
Forfeited	(737,659)	0.16

Outstanding, December 31, 2004	18,623,960	$0.12
Issued	2,938,000	0.09
Exercised	(83,030)	0.09
Forfeited	(333,736)	0.09

Outstanding, December 31, 2005	21,145,194	$0.11
Issued	770,000	0.10
Exercised	(657,975)	0.08
Forfeited	(1,231,066)	0.09

Outstanding, December 31, 2006	20,026,153	$0.12

Options exercisable at December 31, 2006	16,810,847	$0.12

Options exercisable at December 31, 2005	12,071,613	$0.13

Options exercisable at December 31, 2004	7,857,354	$0.15

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $451,402, $0 and $10,050, respectively.

The following table summarizes information about stock options that are vested or expected to vest at December 31, 2006. The number of options outstanding is based on the unvested options outstanding at December 31, 2006, adjusted for the estimated forfeiture rate of 10%.

	Outstanding Options
		Weighted-
		average	Weighted-
		Remaining	average
Exercise	Number	Contractual	Exercise
Prices	Outstanding	Life	Price

$0.04	1,590,000	3.04 years	$0.04
$0.09-$0.11	16,532,621	7.28 years	$0.09
$0.33	733,632	3.80 years	$0.33
$0.42-$0.45	1,169,900	4.77 years	$0.44

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005 — (Continued)

	Exercisable Options
		Weighted-
		average	Weighted-
		Remaining	average
Exercise	Number	Contractual	Exercise
Prices	Outstanding	Life	Price

$0.04	1,590,000	3.04 years	$0.04
$0.09-$0.11	13,317,315	7.10 years	$0.09
$0.33	733,632	3.80 years	$0.33
$0.42-$0.45	1,169,900	4.77 years	$0.44

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2006, 2005 and 2004 was $54,064, $7,473 and $38,320 respectively. No actual tax benefit was realized from option exercises during these periods. The aggregate intrinsic value of all options outstanding as of December 31, 2006 was $17,512,147. The aggregate intrinsic value of all exercisable options as of December 31, 2006 was $14,625,872.

Stock Options Issued for Services

The Company issues options to consultants to purchase shares of common stock. The shares vest over periods ranging up to four years. In accordance with SFAS No. 123(R) and EITF No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Connection with Selling Goods or Services, the Company calculates compensation expense using the Black-Scholes option pricing model and is recording the expense over the vesting period. The compensation charge for the years ended December 31, 2006, 2005 and 2004 was $77,857, $17,342, $48,155, respectively and is recorded in general and administrative expenses on the accompanying consolidated statements of income.

13.	401(k) Savings Plan

The Company has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. To date there have been no contributions made to the plan by the Company.

14.	Related Party

The Company has an investor who is a partner at the law firm that provides services as primary counsel for the Company. Legal fees incurred in connection with services provided by this law firm for the years ended December 31, 2006, 2005 and 2004 were approximately $78,000, $108,000 and $182,000, respectively.

VOICE SIGNAL TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005 — (Continued)

15.	Foreign Operations

The Company operates and markets its services on a worldwide basis with its principal markets as follows:

	Years Ended December 31,
	2006	2005	2004

Revenue by geographic region based on location of customer:
North America	$12,096,745	$4,726,168	$1,266,874
Korea	12,488,439	6,787,337	6,159,183
Rest of world	16,244	227,421	40,723

Total revenue	$24,601,428	$11,740,926	$7,466,780

16.	Subsequent Event

During 2007, the Company amended a contract with one of its major customers. The contract amendment extends the term of the contract through December 31, 2009 and provides for additional licenses, integration support, and additional languages for the respective products. The Company received a prepayment under the amendment and will recognize the related revenue over the term of the contract.

Bluestar Resources Limited

Annual Financial Statements

Report of Independent Auditors

The Board of Directors of
Bluestar Resources Limited

We have audited the accompanying consolidated balance sheets of Bluestar Resources Limited as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholder’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bluestar Resources Limited at December 31, 2006 and 2005 and the consolidated results of its operations and its consolidated cash flows for the years then ended in conformity with United States generally accepted accounting principles.

/s/  S.R. BATLIBOI & ASSOCIATES

Mumbai, India
March 26, 2007

Bluestar Resources Limited
Consolidated Balance Sheets

	December 31,
	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$365,845	$620,291
Accounts receivable, net	3,669,170	2,879,436
Amounts due from related parties	6,638,631	2,150,586
Employee receivables	12,619	147,433
Prepaid expenses	166,322	274,126
Deferred tax assets	58,267	41,203
Other current assets	125,092	2,320

Total current assets	11,035,946	6,115,395
Property and equipment, net	1,233,318	1,570,317
Rental and other deposits	427,859	316,686
Deferred tax assets	36,799	35,279
Investments in bank deposits	—	223,476

Total assets	$12,733,922	$8,261,153

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$557,766	$401,203
Accrued employee costs	793,470	532,993
Obligations under capital leases — current	134,097	117,542
Lines of credit	500,399	1,390,869
Long term debt — current	192,183	179,406
Amounts due to related parties	—	112,855
Deferred tax liabilities	1,196,398	564,829
Income taxes payable	94,624	123,405
Other current liabilities	281,094	279,974

Total current liabilities	3,750,031	3,703,076
Long term debt — non-current	197,047	238,841
Obligation under capital leases — non-current	305,782	423,138
Commitments and contingencies
Preference shares issued by a subsidiary	650,000	—
Shareholder’s equity
Common stock, (par value $1 per share; 10,000 shares authorized; 10,000 shares issued and outstanding at December 31, 2006)	10,000	10,000
Additional paid-in-capital	780,107	780,107
Receivable from shareholder	(10,000)	(10,000)
Retained earnings	6,815,014	3,157,330
Accumulated other comprehensive income (loss)	235,941	(41,339)

Total Shareholder’s equity	7,831,062	3,896,098

Total liabilities and shareholder’s equity	$12,733,922	$8,261,153

See accompanying notes.

Bluestar Resources Limited

Consolidated Statements of Income

	Years Ended December 31,
	2006	2005

Revenue
Third parties	$18,716,646	$12,328,480
Related parties	101,136	—

	18,817,782	12,328,480
Cost of revenue	9,946,685	7,321,395

Gross profit	8,871,097	5,007,085
Selling, general and administrative expenses	3,704,263	2,562,228

Operating income	5,166,834	2,444,857
Interest expense	171,303	115,849
Other income (expense)	(585,202)	5,429

Income before income taxes	4,410,329	2,334,437
Provision for income taxes	726,212	331,864

Net income	$3,684,117	$2,002,573

See accompanying notes.

Bluestar Resources Limited

Consolidated Statements of Shareholder’s Equity
Years ended December 31, 2006 and 2005

						Accumulated
			Additional	Receivable		Other	Total
	Common Stock		Paid-In-	From	Retained	Comprehensive	Shareholder’s
	Number	Par Value	Capital	Shareholder	Earnings	Income (Loss)	Equity

Balance at January 1, 2005	10,000	10,000	760,962	(10,000)	1,154,757	9,960	1,925,679
Issue of shares by Focus India			19,145				19,145
Comprehensive income:
Net income		—			2,002,573		2,002,573
Foreign currency translation						(51,299)	(51,299)

Comprehensive income							1,951,274

Balances at December 31, 2005	—	10,000	780,107	(10,000)	3,157,330	(41,339)	3,896,098
Dividend on preference shares of subsidiary					(26,433)		(26,433)
Comprehensive income:
Net income		—			3,684,117		3,684,117
Foreign currency translation						277,280	277,280

Comprehensive income							3,961,397

Balances at December 31, 2006	10,000	$10,000	$780,107	$(10,000)	$6,815,014	$235,941	$7,831,062

Bluestar Resources Limited

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2006	2005

Cash flow from operating activities
Net income	$3,684,117	$2,002,573
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	658,119	557,976
Loss on sale of property and equipment	32,153	—
Allowance for doubtful accounts	30,755	102,242
Preference shares of a subsidiary	650,000	—
(Gain) loss on forward currency contracts	(109,229)	80,237
Deferred taxes	589,809	234,714

	5,535,724	2,977,742
Changes in operating assets and liabilities:
Accounts receivables	(820,484)	(1,466,444)
Employee receivables	134,955	47,361
Prepaid expenses	116,671	(226,449)
Other current assets	(31,115)	3,115
Rental and other deposits	(101,100)	249,283
Accounts payable	112,447	2,575
Accrued employee costs	280,577	34,306
Income taxes payable	(26,726)	72,824
Other current liabilities	(669)	202,312

Net cash provided by operating activities	5,200,280	1,896,625

Cash flows from investing activities
Proceeds from (Investments in) bank deposits	220,377	(229,019)
Purchase of property and equipment	(334,815)	(467,629)
Proceeds from sale of property and equipment	77,918	—

Net cash provided by (used in) investing activities	(36,520)	(696,648)

Cash flows from financing activities
Net change in amounts due from related parties	(4,472,146)	(1,607,587)
Repayment of debt	(38,183)	(122,351)
Net change in lines of credit	(895,216)	921,958
Principal payments under capital leases	(179,607)	(65,406)
Proceeds from issuance of equity shares by Focus India	—	19,145

Net cash provided by financing activities	(5,585,152)	(854,241)

Effect of exchange rate changes on cash and cash equivalents	166,946	(6,428)
Increase (decrease) in cash and cash equivalents	(254,446)	339,308
Cash and cash equivalents at the beginning of year	620,291	280,983

Cash and cash equivalents at the end of year	$365,845	$620,291

Supplemental disclosure of cash flow information:
Assets acquired under capital leases	$81,715	$618,111
Cash paid for interest	$171,303	$115,871
Cash paid for income taxes	$163,129	$39,704

See accompanying notes.

Bluestar Resources Limited

Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

1.	Organization and Nature of Business

Focus Enterprises Limited, a Delaware corporation, doing business as Focus Infomatics, Inc. (“Focus USA”) is engaged in providing medical transcription services to customers in the United States. Focus USA outsources most of its activities to Focus Infosys India Private Limited, an Indian company, (“Focus India”). Focus USA and Focus India were wholly owned subsidiaries of Focus Enterprises Limited, a company incorporated in the British Virgin Islands (“FEL”).

In June 2006, the shares of Focus USA and Focus India were transferred to Bluestar Options Inc., a company incorporated in May 2006 in the British Virgin Islands. Bluestar Options, Inc. is a wholly owned subsidiary of Bluestar Resources Limited, a company incorporated in May 2006 in the British Virgin Islands. Bluestar Resources Limited (“BSR”) is wholly owned by Bethany Advisors, Inc., a company incorporated in the British Virgin Islands. Bethany Advisors, Inc. is owned by a trust organized in Liechtenstein. BSR and Bluestar Options, Inc. are holding companies.

2.	Summary of Significant Accounting Policies

Basis of Preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘US GAAP’).

The accompanying consolidated financial statements include the accounts of Bluestar Resources, Limited, its wholly-owned subsidiaries, Bluestar Options, Inc., Focus USA and Focus India (collectively, the “Company”). All significant inter company balances and transactions have been eliminated on consolidation.

BSR and FEL are entities under common control. Accordingly, the transfer of Focus USA and Focus India from FEL to Bluestar Options Inc. has been accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, the historical financial periods prior to the incorporation of BSR include the financial information of Focus USA and Focus India, presented as if the transfer of shares had occurred at the beginning of the periods presented.

In August 2004, Focus India incorporated a wholly-owned subsidiary Focus Softek Limited, a company incorporated in India and research and development activity related to software that was being developed by Focus India was transferred to this subsidiary. In March 2006, the subsidiary was transferred to Focus Telecall, a subsidiary of FEL. Focus Telecall and Focus India are companies under common control and, accordingly, net assets and operations of Focus Softek have been excluded from the accompanying consolidated financial statements from the date of formation of Focus Softek.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency translation

The Company’s reporting currency is the United States Dollar (“US$”).

The functional currency of Bluestar Resources Limited, Bluestar Options, Inc. and Focus USA is the US$. Focus India’s functional currency is the Indian Rupee (“Rs”). For purposes of the consolidated financial statements, Focus India’s assets and liabilities are translated into US$ at the exchange rate in effect at the balance sheet date, while revenue and expenses are translated at average exchange rates prevailing during the

Bluestar Resources Limited

Notes to the Consolidated Financial Statements — (Continued)

year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss), a component of shareholder’s equity.

Accumulated other comprehensive income (loss) comprises entirely the foreign currency translation adjustment.

Revenue

The Company derives revenue primarily from medical transcription services. Revenue from medical transcription services is recognized on the basis of agreed contractual unit rates per line transcribed or edited. Revenue is recognized when persuasive evidence of an arrangement exists, services have been rendered, the fee is determinable and collectibility is reasonably assured.

Cost of revenue

Cost of revenue primarily includes salaries and related costs, payments to contract employees, data link expenses, and depreciation and amortization on property and equipment used to provide medical transcription services.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and in hand, and short-term deposits with an original maturity of three months or less.

Accounts receivable

Accounts receivable are stated net of an allowance for doubtful accounts. The allowance for doubtful accounts represents management’s best estimate of receivables that are doubtful of recovery, based on historical write-off experience and ongoing evaluation of the customers’ credit worthiness.

The changes in the allowances for doubtful accounts for the years ended December 31, 2006 and 2005 were as follows:

	Year Ended December 31,
	2006	2005

Balance at the beginning of the year	$102,242	$—
Charged to operations	122,375	137,259
Write off, net of collections	—	(35,017)
Reversal	(91,620)	—

Balance at the end of the year	$132,997	$102,242

Bluestar Resources Limited

Notes to the Consolidated Financial Statements — (Continued)

Property and equipment

Property and equipment, including assets recorded under capital leases, are stated at cost. Depreciation and amortization includes the amortization charge relating to assets recorded under capital leases and is computed using the straight line method over the estimated useful life of the assets, which are as follows:

Asset Life
Assets Description	(In Years)

Computers and software	3 – 5
Furniture and fixtures	7
Office equipment	3 – 7
Transcription equipment	1
Quality monitoring equipment	5 – 6
Vehicles	5

Property and equipment are reviewed for impairment if indicators of impairment arise. The evaluation of impairment is based upon a comparison of the carrying amount of the property and equipment to the estimated future undiscounted net cash flows expected to be generated by the property and equipment. If the estimated future undiscounted cash flows are less than the carrying amount of the property and equipment, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the property and equipment to its carrying value, with any shortfall from fair value recognized as an expense in the current period.

Derivative financial instruments

The Company’s derivative financial instruments comprise forward currency contracts entered into by Focus India to manage its foreign currency exposures, arising from receivables from Focus USA.

The Company accounts for its derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. SFAS 133 requires the Company to recognize all derivatives at fair value. Although the Company believes that the derivatives are economic hedges, they do not meet the requirements under SFAS 133 for hedge accounting and, accordingly, recognizes the changes in fair value through earnings.

Changes in fair values of the Company’s forward currency contracts resulted in a gain of $109,229 and loss of $80,237 during the years ended December 31, 2006 and 2005, respectively, which have been included in other income (expense) in the consolidated statements of income.

The fair values of the Company’s forward currency contracts at December 31, 2006 and 2005 were $88,203 and $(23,424), respectively. The derivative asset is included in other current assets at December 31, 2006 and the liability is recorded in other current liabilities at December 31, 2005.

Income taxes

The Company applies the asset and liability method of accounting for income taxes as described in Statement of Financial Accounting Standards (‘SFAS’) No. 109, “Accounting for Income Taxes”. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Bluestar Resources Limited

Notes to the Consolidated Financial Statements — (Continued)

The Company evaluates potential exposures related to tax contingencies or claims made by the tax authorities in various jurisdictions and determines if a reserve is required.

Fair value of the financial instruments

The carrying amount reported in the balance sheets for cash and cash equivalents, accounts receivables, accounts payable and other current assets or current liabilities approximates their fair value due to short maturity of these items. The carrying value of the Company’s debt also approximates its fair value.

Employee benefits

Defined contribution plan

Eligible employees of Focus India receive benefits from a Provident Fund, administered by the Government of India, which is a defined contribution plan. Both the employees and Focus India make monthly contributions to the Provident Fund equal to a specified percentage of the eligible employees’ salary. Focus India has no further obligation beyond the contributions made to the plan. Contributions are charged to income in the year in which they accrue and are included in the consolidated statements of income.

Defined benefit plan

Employees in India are entitled to benefits under the Payment of Gratuity Act, 1972, a defined benefit retirement plan covering eligible employees of Focus India. The plan provides for a lump-sum payment to eligible employees at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employee’s salary and tenure of employment. The gratuity liability and net periodic gratuity cost have been actuarially determined after considering discount rates, and increases in compensation levels.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, rental deposits, bank deposits and accounts receivable. Cash and cash equivalents and bank deposits are invested with financial institutions and banks having high investment grade credit ratings. Accounts receivable are unsecured and the Company monitors the credit worthiness of its customers to whom it grants credit terms in the normal course of its business and, generally, no collateral is required. Management believes there is no significant risk of loss in the event of non-performance of the counter parties to these financial instruments other than for amounts already provided for in the financial statements.

Recently issued accounting standards

In September 2006, the Financial Accounting Standard Board (FASB) issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 provides guidance on the determination of fair value, and establishes a fair value hierarchy for assessing the sources of information used in fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this pronouncement on its financial statements.

In 2006, the FASB issued SFAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment of SFAS Nos. 87, 88, 106, and 132(R). SFAS No. 158 requires a company to recognize, on the balance sheet, the funded status of pension and other postretirement benefit plans and recognize actuarial gains and losses, prior service cost, and any remaining transition amounts from

Bluestar Resources Limited

Notes to the Consolidated Financial Statements — (Continued)

the initial application of SFAS Nos. 87 and 106 when recognizing a plan’s funded status, with the offset to accumulated other comprehensive income. SFAS No 158 is applicable to the Company as of the end of the fiscal year ending after June 15, 2007 (March 31, 2008). SFAS No. 158 will also require fiscal-year-end measurements of plan assets and benefit obligations. The new Statement amends SFAS Nos. 87, 88, 106, and 132R, but retains most of their measurement and disclosure guidance and will not change the amounts recognized in the income statement as net periodic benefit cost. The Company believes that the adoption of SFAS No. 158 will not have a material impact on its financial statements.

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, an interpretation of SFAS No. 109, to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The Company is currently evaluating the effect, if any, that the adoption of FIN 48 will have on the Company’s financial position and results of operations.

3.	Property and equipment, net

The major classes of property and equipment are as follows:

	December 31,
	2006	2005

Computers and software	$2,413,135	$2,314,931
Furniture and fixtures	335,788	272,909
Office equipment	573,159	489,227
Transcription equipment	91,232	75,957
Quality monitoring equipment	55,823	54,489
Vehicles	235,395	229,528

	3,704,532	3,437,041
Less: Accumulated depreciation and amortization	(2,471,214)	(1,866,724)

Property and equipment, net	$1,233,318	$1,570,317

Depreciation and amortization expenses were $658,119 and $557,976, respectively, for the years ended December 31, 2006 and 2005, respectively.

Assets under capital leases as at December 31, 2006 and 2005 were $773,682 and $692,041, respectively, and the related accumulated amortization was $145,474 and $138,408, respectively.

4.	Income taxes

Bluestar Resources Limited and its subsidiaries other than Focus USA and Focus India are incorporated in the British Virgin Islands and are not liable to income-tax. Focus USA and Focus India are liable for income taxes in the United States of America and India, respectively.

Bluestar Resources Limited

Notes to the Consolidated Financial Statements — (Continued)

Income (loss) before income taxes for the years ended December 31, 2006 and 2005 arose in the following jurisdictions:

	Year Ended December 31,
	2006	2005

India	$4,772,178	$2,209,658
United States	337,533	124,779
British Virgin Islands	(699,382)	—

	$4,410,329	$2,334,437

Income tax expense for the years ended December 31, 2006 and 2005 arising in the USA and India is as follows:

	Year Ended December 31,
	2006	2005

India
Current tax expense	$—	$1,728
Deferred tax (benefit) expense	587,028	277,350

	587,028	279,078

United States
Current tax expense	136,403	95,422
Deferred tax expense (benefit)	2,781	(42,636)

	139,184	52,786

	$726,212	$331,864

Focus India is eligible to claim income-tax exemption with respect to profits earned from export revenue from an operating unit registered under the Software Technology Parks of India (‘STPI’). The benefit is available from the date of commencement of operations to March 31, 2009, subject to a maximum of 10 years. The deferred tax expense for India relates to temporary differences that are expected to reverse after the end of the tax holiday period. If the income tax exemption had not been available to Focus India, the tax expense at the Indian statutory rates would have been approximately $1.6 million.

Focus USA is liable for US federal and state income taxes.

Bluestar Resources Limited

Notes to the Consolidated Financial Statements — (Continued)

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2006	2005

Deferred tax assets
Property and equipment	$36,799	$35,279
Allowance for doubtful accounts	58,267	41,203

Total deferred tax assets	$95,066	$76,482

Deferred tax liabilities
Property and equipment	8,257	—
Undistributed earnings of foreign subsidiaries	1,168,583	551,182
Other	19,558	13,647

Total deferred tax liabilities	$1,196,398	$564,829

Net deferred tax liabilities	$1,101,332	$488,347

The classification of deferred tax assets (liabilities) is as follows:

	December 31,
	2006	2005

Current
Deferred tax assets	$58,267	$41,203
Deferred tax liabilities	(1,196,398)	(564,829)

Total	(1,138,131)	(523,626)

Non current
Deferred tax assets	36,799	35,279

Total non current deferred tax assets	$36,799	$35,279

Focus USA and Focus India are two distinct tax entities that file income tax returns in separate tax jurisdictions, and, accordingly, deferred tax assets and liabilities of Focus USA and Focus India have not been netted.

5.	Retirement benefits

Defined contribution plan

During the years ended December 31, 2006 and 2005 Focus India contributed $76,401 and $54,114, respectively, to the defined contribution plan.

Bluestar Resources Limited

Notes to the Consolidated Financial Statements — (Continued)

Defined benefit plan — Gratuity

	Year Ended December 31,
	2006	2005

Change in projected benefit obligations
Obligations at beginning of the year	$34,331	$29,664
Service Cost	37,463	15,530
Interest cost	2,638	2,152
Benefits settled	(1,308)	(734)
Actuarial gain	(14,026)	(11,316)
Foreign currency translation	841	(965)

Benefit obligations/accrual at the end of the year	59,939	34,331

Net periodic gratuity cost
Service cost	$37,463	$15,530
Interest cost	2,638	2,152
Actuarial gain	(14,026)	(11,316)

Net periodic gratuity cost	$26,075	$6,366

The assumptions used in accounting for the gratuity plan are set out as below:

	2006	2005

Discount factor	7.50%	7.50%
Rate of increase in the compensation levels	6.00%	6.00%

Focus India evaluates these assumptions annually based on its long-term plans of growth and industry standards. Currently, there is no requirement for funding of the gratuity plan in India and, accordingly, Focus India’s gratuity plan is unfunded at December 31, 2006 and 2005. The accumulated benefit obligation amounted to $25,129 and $14,394 at December 31, 2006 and 2005, respectively. There is no unrecognized net actuarial loss at December 31, 2006 and 2005.

The expected benefit payments as of December 31, 2006 are as follows:

Year ending December 31,
2007	$1,647
2008	1,894
2009	2,178
2010	2,505
2011	2,881
2012-2016	12,770

$23,875

6.	Lines of credit

Focus India has a line of credit with a bank to borrow upto Rs. 10 million (approximately $227,000) that is secured by accounts receivable and certain other assets. The facility is repayable on demand, is renewable annually and bears interest of 10.75% per annum. The amount outstanding under this facility amounted to $200,399 and $191,077 at December 31, 2006 and 2005, respectively.

Bluestar Resources Limited

Notes to the Consolidated Financial Statements — (Continued)

In addition, Focus USA has a line of credit with a bank to borrow upto $1.5 million that is secured by all its assets and is guaranteed by a director of Focus USA. The facility is repayable on demand, is renewable annually and bears interest of 8.25% per annum. The amount outstanding under this facility amounted to $300,000 and $1,199,792 at December 31, 2006 and 2005, respectively.

7.	Long-term debt

	December 31,
	2006	2005

Term loans(a)	$85,717	$204,701
Vehicle and equipment loans(b)	303,513	213,546

	389,230	418,247
Less: Current portion	192,183	179,406

	$197,047	$238,841

(a)	Focus India has a term loan with a bank that is secured by Focus India’s property and equipment other than for vehicles and certain other specified assets. The amounts outstanding under this loan amounted to $85,717 and $195,394 at December 31, 2006 and 2005, respectively. This loan bears interest at 12.25% per annum and is payable in quarterly installments of $28,332 through September 2007. Focus India had another term loan with this bank that was secured by its accounts receivable. This loan bore interest at 12.25% per annum and was repaid during the year ended December 31, 2006.

(b)	Focus India has loans with different banks that were used to pay for the acquisition of vehicles and computer equipment. These loans bear interest at rates ranging from 6.47% per annum to 10.62% per annum and are secured by the equipment and vehicles. Amounts outstanding under these loan are payable in monthly installments through December 2010.

The maturity schedule of long term debt outstanding as of December 31, 2006 is set out as below:

Due in the Year Ending December 31,	Year

2007	$192,183
2008	107,570
2009	54,833
2010	24,953
2011	9,691

Total	$389,230

8.	Shareholder’s equity

The holder of each share of common stock of Bluestar Resources Limited is entitled to one vote per share.

9.	Preference shares issued by a subsidiary

In June 2006, Bluestar Options, Inc., a wholly owned subsidiary of the Company, issued 650,000 preference shares. The preference shares were redeemable at their par value of $650,000 plus accrued dividends, at the option of the Company, prior to September 2007. The preference shareholder had the option to convert these shares into 650,000 ordinary shares of Bluestar Options, Inc.

Bluestar Resources Limited

Notes to the Consolidated Financial Statements — (Continued)

The preference shares were redeemed in January 2007. The Company recorded $650,000 as preference shares issued by a subsidiary (outside shareholder’s equity) and as an expense included in other income (expense).

The preference shares carried a coupon of 8% per annum and the accrued amount through December 31, 2006 of $26,433 has been charged to shareholder’s equity as a dividend on those preference shares and included in other current liabilities.

10.	Related party transactions

Amounts due from related parties represent amounts due from

(a) FEL and subsidiaries of FEL for (i) advances made to them, (ii) amounts due in respect of expenses allocated to the subsidiaries of FEL and (iii) amounts due for expenses paid on behalf of the subsidiaries of FEL,

(b) A director of Focus USA and Focus India and

(c) Entities with whom a director of Focus USA and Focus India is associated.

Amounts due to related parties represent amounts payable to entities with whom a director of the Company is associated.

Interest is not payable or receivable on amounts due to and from related parties and all related party amounts are receivable/payable on demand.

Related party transactions are summarized below:

	Advances Made, Revenues,
	Expenses Allocated and Expenses
	Paid During the		Receivable (Payable) at
	Year Ended December 31,		December 31
	2006	2005	2006	2005

Amounts due from related parties
— FEL	(50,089)		$62,604	$112,693
— Subsidiaries of FEL	4,781,817	825,851	6,304,418	1,623,737
— Director	126,373	(57,436)	271,609	137,357
— Entities associated with a Director	(276,799)	267,323	—	276,799

			$6,638,631	$2,150,586

Amounts due to related parties

— Entities associated with a Director			$—	$112,855

In accordance with the provisions of an agreement the Company has with Focus Softek Limited, Focus Softek is required to provide free software maintenance to Focus India until March 2011.

11.	Commitments and contingencies

Leases

Focus India and Focus USA have entered into capital leases principally for computers and vehicles and, operating leases for office premises and equipment. These capital leases give the Company the option to purchase these assets at a nominal value at the end of the lease period.

Bluestar Resources Limited

Notes to the Consolidated Financial Statements — (Continued)

Future minimum lease payments under capital leases and non-cancelable operating leases consisted of the following at December 31, 2006:

Years Ending December 31,	Capital Leases	Operating Leases

2007	$169,511	$398,757
2008	156,730	315,519
2009	109,985	176,395
2010	56,886	106,665
2011		9,338

Total minimum lease payments	493,112	$1,006,674

Amounts representing interest	(53,233)

Present value of minimum lease payments	$439,879

Rent expense for the years ended December 31, 2006 and 2005 was $325,619 and $277,083, respectively.

Bank guarantees

Focus India’s bankers have provided guarantees in favour of the Department of Excise and Customs of India. These guarantees are provided for availing the excise and custom duty exemption for importing capital goods into India and the amount of the bank guarantees furnished was $19,146 and $18,699 as of December 31, 2006 and December 31, 2005, respectively.

Taxes

Capital gains on transfer of shares of an Indian entity may attract capital gains or related taxes for the transferor. If the Indian tax authorities assess capital gains taxes and the transferor is unable to satisfy that liability, the Indian tax authorities may consider the Indian company liable for such taxes. However, the Company believes that the transfer of shares of Focus India from Focus Enterprises Limited to the Company is a demerger in the British Virgin Islands, and therefore exempt from capital gains taxes. Accordingly, no provision for such taxes has been made in the consolidated financial statements.

12.	Subsequent events

In January 2007 and March 2007, Bluestar Resources Limited paid dividends of $5.78 million and $1.32 million, respectively, to its shareholder, Bethany Advisors, Inc.

In February 2007, the Finance Ministry of India proposed changes to tax rules, which if enacted, could levy a minimum alternative tax based on the revenues of Focus India. The Company has not evaluated the impact of this proposed rule, nor has it concluded whether the payment of such tax would be available as a credit beyond the tax holiday period of Focus India ending in 2009.

In March 2007, Bethany Advisors, Inc., the parent of the Company, entered into a Share Purchase Agreement with Nuance Communications, Inc., a company based in the United States, for Nuance Communications, Inc to acquire all of the shares of the Company. The agreement is subject to certain closing conditions.

Dictaphone Corporation

Annual Financial Statements

PRICEWATERHOUSECOOPERS LLP
300 Atlantic Street
Stamford CT 06901
Telephone (203) 539 3000
Facsimile (813) 207 3999

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Dictaphone Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows, and of stockholders’ equity present fairly, in all material respects, the financial position of Dictaphone Corporation and it’s subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As is more fully described in Note 1, the Company announced on February 8, 2006 that it had signed a definitive agreement to be acquired by Nuance Communications, Inc.

(PRICEWATERHOUSECOOPERS LLP)

March 27, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

DICTAPHONE CORPORATION

We have audited the accompanying consolidated statements of operations, changes in stockholders’ equity and cash flows of Dictaphone Corporation and its subsidiaries (the “Company”) for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of Dictaphone Corporation’s operations and its cash flows for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 — Discontinued Operations, the consolidated financial statements for the year ended December 31, 2003 have been recast to reflect discontinued operations.

(GRANT THORNTON LLP)

New York, New York
March 10, 2004 (except with respect to the matters described in the fourth paragraph above, as to which the date is March 24, 2006)

DICTAPHONE CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2005	2004
	(Dollars in thousands
	except per-share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$19,165	$5,235
Short-term investments	991	—
Accounts receivable, net of reserve for doubtful accounts of $5,343 and $6,474 respectively	37,510	34,987
Note receivable	2,600	—
Inventories	7,598	9,523
Prepaid expenses and other current assets	4,256	2,404
Assets held for sale, current	—	44,757

Total current assets	72,120	96,906
Property, plant and equipment, net	13,867	15,666
Excess reorganization value and goodwill	64,815	65,308
Intangible assets, net	33,587	42,027
Other assets	2,957	2,488
Assets held for sale, noncurrent	—	35,547

TOTAL ASSETS	$187,346	$257,942

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,903	$3,901
Accrued liabilities	17,831	17,633
Current portion of deferred revenue	38,520	38,760
Customer deposits and other current liabilities	16,455	13,514
Current portion of long-term debt	46	109
Net liabilities held for sale, current	—	10,302

Total current liabilities	76,755	84,219
Deferred revenue	10,396	8,621
Pension, post retirement benefit obligations, and other liabilities	10,545	9,747
Long term debt	93	34,585
Net liabilities held for sale, noncurrent	—	16,730

Total liabilities	97,789	153,902

Commitments and contingencies	—	—
Stockholders’ equity:
Preferred stock (no par value, 5,000,000 shares authorized; no shares issued or outstanding as of December 31, 2005 and 2004)	—	—
Common stock ($0.01 par value per share; 10,095,000 and 10,075,000 outstanding as of December 31, 2005 and 2004, respectively)	101	101
Additional paid-in-capital	122,149	121,926
Accumulated deficit	(31,517)	(18,937)
Cumulative comprehensive loss	(1,176)	950

Total stockholders’ equity	89,557	104,040

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$187,346	$257,942

The accompanying notes are an integral part of these statements.

DICTAPHONE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended
	December 31,
	2005	2004	2003
	(Dollars in thousands)

REVENUES:
Product sales	$70,456	$69,795	$65,027
Support and maintenance services	95,736	88,420	83,348
Other	—	272	—

Total revenues	166,192	158,487	148,375

COSTS AND EXPENSES:
Cost of product sales	48,359	42,459	40,406
Cost of support and maintenance services	35,860	35,206	37,782
Selling, general and administrative	65,825	68,711	75,081
Research and development	8,340	5,924	5,977
Severance and related expenses	2,497	3,820	1,540
Loss on sale of IVS international	3,146	—	—
Costs related to the sale of Company	2,000	—	—

Total costs and expenses	166,027	156,120	160,786

Income (loss) before interest, income taxes, and discontinued operations	165	2,367	(12,411)
Interest expense, net	(1,935)	(4,694)	(4,463)

Loss from continuing operations before reorganization items, and income taxes	(1,770)	(2,327)	(16,874)
Reorganization items, net	—	100	(567)

Loss from continuing operations before income taxes	(1,770)	(2,227)	(17,441)
Provision for income taxes	(183)	(542)	(469)

Loss from continuing operations	(1,953)	(2,769)	(17,910)

Discontinued operations:
(Loss) income from discontinued operations	(4,175)	(13,422)	10,231
Loss on sale of discontinued operations	(6,452)	—	—

Net loss	$(12,580)	$(16,191)	$(7,679)

The accompanying notes are an integral part of these statements.

DICTAPHONE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended
	December 31,
	2005	2004	2003
	(Dollars in thousands)

OPERATING ACTIVITIES:
Net loss	$(12,580)	$(16,191)	$(7,679)
Less: net loss (income) from discontinued operations	10,627	13,422	(10,231)

Net loss from continuing operations	(1,953)	(2,769)	(17,910)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	18,228	17,072	15,426
Provision for doubtful accounts receivable	1,254	1,484	1,019
Write-off goodwill of IVS International	493	—	—
Changes in assets and liabilities:
Accounts receivable	(3,777)	(10,766)	2,439
Inventories	1,924	(2,104)	(752)
Prepaid expenses and other current assets	(1,852)	2,101	(1,944)
Accounts payable and accrued expenses	201	1,049	1,787
Deferred revenue	1,535	7,220	(708)
Other current liabilities	2,940	1,398	2,575
Other non-current liabilities	(2,062)	702	(2,008)
Other assets	(469)	1,667	(1,333)

Net cash provided by (used in) continuing operations	16,462	17,054	(1,409)

Net income (loss) from discontinued operations	(10,627)	(13,422)	10,231
Changes in net assets from discontinued operations	12,130	15,499	4,384

Net cash provided by (used in) discontinued operations	1,503	2,077	14,615

Net cash provided by operating activities	17,964	19,131	13,206

INVESTING ACTIVITIES:
Continuing operations:
Software development expenditures	(4,920)	(5,639)	(9,674)
Investment in fixed assets, net of disposals	(3,068)	(4,723)	(4,454)
Proceeds from sale of businesses	38,856	—	—
Purchase of short-term investments	(991)	—	—
Restricted cash	—	285	847

Net cash provided by (used in) continuing operations	29,877	(10,077)	(13,281)

Discontinued operations:
Software development expenditures	(314)	(2,610)	(4,002)
Investment in fixed assets, net of disposals	—	(353)	(1,193)

Net cash used in discontinued operations	(314)	(2,963)	(5,195)

Net cash provided by (used in) investing activities	29,563	(13,040)	(18,476)

FINANCING ACTIVITIES:
(Payments) borrowing of subordinated debt, GMAC Facilities Agreement and capital lease obligations	(34,555)	(2,975)	3,526
Common stock issued	223	—	750

Net cash (used in) provided by financing activities	(34,332)	(2,975)	4,276

Effect of exchange rate changes on cash	734	(311)	818

Change in cash	13,930	2,805	(176)
Cash and cash equivalents, beginning of period	5,235	2,431	2,607

Cash and cash equivalents, end of period	$19,165	$5,235	$2,431

Supplemental disclosure of cash flow information:
Interest paid	$3,411	$2,393	$558

Income taxes paid	$181	$278	$660

Supplemental non-cash investing and financing activities:
Property acquired under capital leases	$—	$532	$—

Non-cash issuance of common stock in-lieu of payment	$—	$—	$750

Note issued to buyer for EMS sale	$2,600	$—	$—

Additional minimum pension liability	$2,860	$—	$—

The accompanying notes are an integral part of these statements.

DICTAPHONE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE
YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

		Additional	Accumulated	Accumulated	Total	Total
	Common	Paid- In	Income	Comprehensive	Comprehensive	Stockholders’
	Stock	Capital	(Deficit)	Income (Loss)	Income (Loss)	Equity
	(Dollars in thousands)

BALANCE AT DECEMBER 31, 2002	$101	$121,176	$4,933	$444		$126,654
Net loss	—	—	(7,679)	—	$(7,679)	(7,679)
Stock issuance in lieu of cash payment	—	750	—	—	—	750
Foreign currency translation adjustment	—	—	—	817	817	817

Comprehensive loss					$(6,862)

BALANCE AT DECEMBER 31, 2003	101	121,926	(2,746)	1,261		120,542

Net loss	—	—	(16,191)	—	$(16,191)	(16,191)
Foreign currency translation adjustment	—	—	—	(311)	(311)	(311)

Comprehensive loss					$(16,502)

BALANCE AT DECEMBER 31, 2004	101	121,926	(18,937)	950		104,040

Net loss	—	—	(12,580)	—	$(12,580)	(12,580)
Stock issuance	—	223	—			223
Minimum pension liability adjustment	—	—	—	(2,860)	(2,860)	(2,860)
Foreign currency translation adjustment	—	—	—	734	734	734

Comprehensive loss					$(14,706)

BALANCE AT DECEMBER 31, 2005	$101	$122,149	$(31,517)	$(1,176)		$89,557

The accompanying notes are an integral part of these statements.

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2004 AND 2003

NOTE 1 — NATURE OF OPERATIONS

Dictaphone Corporation (“Dictaphone” or the “Company”) is a leader in the development, marketing, service and support of highly scalable dictation and speech recognition systems which incorporate advanced speech recognition and natural language technology focused primarily upon the medical dictation and transcription markets.

Dictaphone is headquartered in Stratford, Connecticut, and has worldwide marketing, sales, service, and support organizations throughout the United States, United Kingdom, Canada and Europe. The Company has three business units: Healthcare Systems, Integrated Voice Systems, and International Operations. The Healthcare Systems and Integrated Voice Systems businesses consist of the sale and service of system-related products to dictation and voice management customers in selected vertical markets in North America. The International Operations business primarily serves the medical dictation and transcription markets for the rest of the world. Approximately 92%, 89% and 91% of the Company’s revenue from continuing operations was generated from the United States market in 2005, 2004 and 2003, respectively. During 2005, the Company sold three of its former business units including the Communication Recording System business, Contract Manufacturing business and International Integrated Voice Systems business. (See Note 3 “Discontinued Operations”).

On February 8, 2006, the Company announced that it had signed a definitive agreement with Nuance Communications, Inc. (“Nuance”) whereby Nuance will acquire 100% of the common stock of Dictaphone. Under the terms of the agreement, consideration for the transaction is $357 million in cash, subject to adjustments.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared and presented in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”), and in conformity with accounting principles generally accepted in the United States of America. As discussed in Note 4, the Company completed its reorganization under Chapter 11 of the United States Bankruptcy Code when the Plan was confirmed on March 13, 2002 by the Bankruptcy Court and became effective on March 28, 2002. For financial reporting purposes, the Company used an effective emergence date of March 31, 2002. References to the “Predecessor Company” refer to the Company on or prior to March 31, 2002, while references to the “Successor Company” refer to the Company after March 31, 2002, after giving effect to the issuance of new securities in exchange for previously outstanding obligations in accordance with the Plan and implementation of fresh-start accounting in accordance with SOP 90-7. The securities issued pursuant to the Plan and fresh-start adjustments are described in Note 4, “Reorganization in 2002.”

SOP 90-7 does not change the application of accounting principles generally accepted in the United States of America. However, it does require that the financial statements for periods including and subsequent to filing the Chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business.

Consolidation

The consolidated financial statements include the Company and all majority-owned subsidiaries as follows: Dictaphone Canada Ltd, DSP Inc., iChart Corporation, Dictaphone International Ltd. (99.99% owned), Dictaphone Deutschland GmbH, Dictaphone NV, and Dictaphone International A.G. All intercompany accounts and transactions have been eliminated.

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates. The most significant estimates relate to the allowance for doubtful accounts, the reserve for sales returns, the valuation of inventory at the lower of cost or market, and estimates of fair value for purposes of revenue recognition in multiple element arrangements.

Cash and cash equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less from the original date of purchase. Cash in foreign countries totaled approximately $0.9 million and $1.1 million as of December 31, 2005 and 2004, respectively.

Short-term investments

All investments with original maturities greater than three months and less than twelve months are considered short-term investments. The Company considers its short-term investments to be available for sale securities as defined in Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Such securities are carried at fair value with the unrealized gains/ losses recorded as other comprehensive income. These investments are not subject to significant market risk.

Fair value of financial instruments

The recorded values of cash, accounts receivable, accounts payable and accrued liabilities reflected in the financial statements approximate their fair values due to the short-term nature of the instruments. Borrowings under the subordinated notes are deemed to be at market rates and thus the liabilities reflected in the financial statements approximate their fair values.

Inventory valuation

Inventories are valued at the lower of cost (first-in, first-out basis) or market. The Company provides for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions.

Research and development expenses

All costs incurred to establish the technological feasibility of software products or product enhancements are expensed as incurred. Research and development expenses were $8.3 million, $5.9 million, and $6.0 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Computer software development costs

The Company records at cost purchased software and also capitalizes certain software development costs in accordance with the provisions of Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS 86”). Such amounts are included in intangible assets on the consolidated balance sheets (see Note 10). In accordance with SFAS 86, software development costs are capitalized once a product reaches technological feasibility and until such time

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

as the product is released for sale. Such amounts totaled $4.9 million, $5.6 million, and $9.7 million for the years ended December 31, 2005, 2004, and 2003, respectively. Capitalized software development costs are amortized ratably over their expected useful life of approximately 36 months. Amortization expense from continuing operations was $6.2 million, $3.8 million, and $1.5 million for the years ended December 31, 2005, 2004 and 2003, respectively. Amortization expense of capitalized software development costs is included in cost of product sales in the consolidated statements of operations for all periods presented.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the various assets ranging from three to twelve years for machinery and equipment, three years for software, both internally developed and purchased, over the remaining life of the lease for leasehold improvements, and up to 35 years for buildings. The Company capitalizes software costs for internal use in accordance with the provisions of SOP 98-1 “Accounting for computer software developed or obtained for internal use.” Major improvements which add to productive capacity or extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred. Other depreciable assets are depreciated using the straight-line method over the related estimated useful lives. As part of its reorganization and implementation of fresh-start accounting in accordance with SOP 90-7, the Successor Company adjusted the historical cost of property, plant, and equipment to its fair value on March 31, 2002, and reset the accumulated depreciation and amortization balance to zero on that date.

Intangible assets

All intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged are recognized as assets apart from goodwill. Goodwill and intangibles with indefinite lives are not subject to amortization and are subject to at least an annual assessment for impairment by applying a fair-value based test.

In connection with the fair-value valuation of intangibles and fresh-start reporting, the Company reflected intangibles for patents and technology, which are being amortized over three to four years, and intangibles for customer service relationships that are being amortized over seven years. Values ascribed to trade names, trademarks and excess reorganization value having indefinite lives are not being amortized but are reviewed annually as of December 31 for impairment (see Notes 9 and 10). The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset to the estimated future net cash flows expected to be generated by the asset or the market-value approach. As a result of such review, it was determined that the future cash flows from the Company’s Communications Recording Systems (“CRS”) business, which had been adversely affected by continued competitive market conditions throughout 2004, no longer supported the carrying value of the CRS assets. Accordingly, in 2004, the Company recorded an impairment in the value of this business of $15.3 million. Such impairment charge has been included in the loss from discontinued operations (see Note 3 “Discontinued Operations”).

Other assets

Other assets consist of prepaid pension assets of $2.2 million and $2.1 million as of December 31, 2005 and 2004, respectively, reflecting amounts contributed in excess of expense, and other assets of $0.8 million and $0.4 million as of December 31, 2005 and 2004, respectively.

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of long-lived assets

For the years ending December 31, 2005, 2004 and 2003, the Company evaluated its long-lived assets for impairment whenever events or changes in circumstances indicated that the carrying amount of such assets or intangibles might not be recoverable. Recoverability of assets to be held and used was measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. As a result of this analysis, no such impairments were recorded for the years ending December 31, 2005, 2004 or 2003.

Revenue

Revenue is recognized when earned. For products with a significant software element (primarily speech recognition, and voice processing), the Company records revenue attributable to the hardware and software elements upon installation and acceptance from the customer and defers revenue attributable to undelivered elements, including training and maintenance, to the periods in which the related obligations are performed. Vendor-specific objective evidence exists for each of these undelivered elements, derived from the sale prices of each element of the sales arrangement when sold separately. Revenue for all other products (primarily analog desktop, portable dictation products and electronic manufactured components that do not have significant software content) is recognized upon shipment or when service is performed. Revenue from maintenance, support and dictation services is recognized ratably over the relevant contractual period. The Company may grant sales discounts to customers. Such sales discounts are reflected as a reduction in the revenue from product sales or services when sold separately. All amounts billed to a customer in a sales transaction related to shipping and handling represent revenues earned for the goods provided and are included as revenue. Shipping and handling fees from continuing operations included in revenue were $0.2 million for the years ended December 31, 2005 and 2004, and $0.3 million for 2003.

Maintenance contracts

Maintenance contracts (support services) are generally billed in advance; the related revenue is included in deferred revenue and amortized ratably into income as earned over the term of the contract.

Allowance for doubtful accounts

Accounts receivable are stated at amounts due from customers net of allowances for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company’s estimate for the allowance for doubtful accounts is based on a two step process. First, the Company evaluates specific accounts where it has information that the customer may have the inability to meet its obligations (bankruptcy, etc.) or the obligation is in dispute (litigation, etc.). In these cases the Company uses its judgment based upon available facts and circumstances and records a specific reserve. Second, an unallocated reserve is established for all customers based on several factors, including historical write-offs as a percentage of sales. When a receivable balance is known to be uncollectible, such receivable is written-off.

Reserve for cancellations and returns

The Company provides a reserve for maintenance contracts expected to be cancelled for non-payment and returns for product sales. All cancellations and returns are recorded as a reduction of revenue to the extent earned or as a reduction of deferred revenue. The Company estimates the amount of maintenance contracts to be cancelled for non-payment and expected product returns based on historical experience and known cancellations or returns. As of December 31, 2005 and 2004, the Company had $4.8 million and $7.1 million, respectively, recorded for such cancellations and returns which is reflected in accrued liabilities on the consolidated balance sheets.

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Product Warranties

The Company offers customary and extended product warranties to its customers. The Company defers an element of product revenues for these warranties when products are sold and records revenues on warranties on a straight-line basis over the term of the related warranty. Service costs are expensed as incurred. Deferred revenues related to warranties were $0.9 million and $1.2 million as of December 31, 2005 and 2004, respectively.

Changes in the Company’s product warranty liability are as follows (in thousands):

	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004

Balance, beginning of period	$1,207	$1,050
Warranty revenue deferred	3,695	3,971
Warranty revenue recognized	(3,995)	(3,814)

Balance, end of period	$907	$1,207

Costs and expenses

Cost of product and operating expenses of service field and technical support, which represent the cost of support services revenue, are included in cost of product sales or cost of support and maintenance services, as applicable, when incurred.

Advertising expenses

The Company expenses all advertising costs as incurred and classifies these costs under selling, general and administrative expenses. Advertising costs from continuing operations were $2.9 million, $2.1 million and $1.7 million for each of the years ended December 31, 2005, 2004 and 2003, respectively.

Income taxes

The company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). Accordingly, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock based compensation

The Company has stock-based compensation plans for employees and directors which are described more fully in Note 16. The Company has elected to apply the intrinsic-value method of accounting for stock-based compensation. Employee options vest 28.6% at the date of grant and 23.8% on the anniversary date of the grant date for the next three years. Directors’ options vest 25.0% at the date of grant and 25.0% on the anniversary date of the grant date for the next three years. All options expire after five years from the date of grant. The following table illustrates the pro-forma effect on net loss as if the Company had applied the fair-value recognition provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”), using the minimum-value method for the years ended December 31, 2005, 2004, and 2003 (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Net loss as reported	$(12,580)	$(16,191)	$(7,679)
Stock based compensation expense	(277)	(482)	(532)

Pro forma net loss	$(12,857)	$(16,673)	$(8,211)

The fair value of these stock options was estimated using the minimum-value method as defined and prescribed by SFAS 123 for nonpublic entities based upon a risk-free interest rate of 5% and an expected life of 5 years.

In December 2004, the FASB issued SFAS No. 123R (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after December 15, 2005 for non-public entities. The Company is evaluating the requirements of the pronouncement and expects that the adoption of SFAS 123R will have an effect on its results of operations. The Company is currently reviewing the method of adoption, valuation methods and support for the assumptions that underlie the valuation of the awards. The adoption of SFAS 123R may be material to the Company’s operating results or financial position.

Translation of foreign currencies

Assets and liabilities of foreign subsidiaries are translated at the rate of exchange in effect on the balance sheet date, while income and expenses are translated at the average rates of exchange prevailing during the period. The resulting translation adjustment is reflected in the cumulative comprehensive income within stockholders’ equity on the consolidated balance sheet, and the change in the cumulative translation adjustment is reflected as a separate component of consolidated comprehensive income (loss). Foreign currency gains and losses resulting from transactions are included in the results of operations.

Reclassifications

Certain amounts in the statements have been reclassified to conform to the current year presentation.

Recent accounting pronouncements

Inventory costs

In November 2004, FASB issued SFAS No. 151, “Inventory Costs — An Amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 requires that items such as idle facility expense, excessive

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

spoilage, double freight and rehandling costs be excluded from the cost of inventory and expensed as incurred. Additionally, SFAS No. 151 requires that the allocation of fixed overheads be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS No. 151 will have on the consolidated results of operations and financial position.

Stock-based compensation

In December 2004, FASB issued SFAS No. 123R “Share-Based Payment” (“SFAS No. 123R”), which revised SFAS No. 123 and supersedes APB No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. SFAS No. 123R is effective at the beginning of the first interim or annual period beginning after June 15, 2005. In April 2005, the United States Securities and Exchange Commission [“SEC”] announced the adoption of a new rule that amends the compliance dates for SFAS No. 123R. The SEC’s new rule allows companies to implement SFAS No. 123R at the beginning of their next fiscal year, instead of the next reporting period that begins after June 15, 2005. Accordingly, the Company is required to adopt SFAS No. 123R beginning January 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS No. 123R will have on the consolidated results of operations and financial position.

NOTE 3 — DISCONTINUED OPERATIONS

As a result of a decline in the performance of the Company’s CRS business unit and the Company’s decision to focus more on its Healthcare business during 2005, the Company committed to a plan to sell its CRS business unit. Effective May 31, 2005, the Company sold the CRS business to NICE Systems, Inc. for approximately $38.5 million. The Purchase and Sale Agreement provided for a purchase price adjustment based upon the net asset value as defined in the agreement. As a result of such adjustments and settlements of the indemnification provisions of the original agreement, the Company has agreed to a $2.0 million reduction in purchase price. Such settlement will be satisfied through the final release of the $3.0 million of funds held in escrow of which the Company will receive $1.0 million in 2006. This receivable is included in prepaid and other current assets.

Additionally, effective December 30, 2005, the Company sold its EMS business to Bulova Technologies EMS LLC (Bulova) for approximately $5.0 million in cash and a $2.6 million note receivable due January 30, 2006. The Company currently is in negotiations to extend the due date of such note. The principal balance of the note was approximately $1.6 million as of February 28, 2006. The note is secured by the receivables of the EMS business. The Company also entered into a Supply Agreement that sets the pricing structure with Bulova through June 2007. Such Supply Agreement does not require any minimum purchase amount nor is the product sourced through Dictaphone for a significant element of its existing business. Therefore, the Company has determined that this does not constitute significant on-going involvement, and, accordingly, the company has reflected this disposition as a “discontinued operations” in the accompanying consolidated statements of operations. In a separate transaction, the Company sold 18 acres adjacent to the EMS manufacturing facility in Melbourne, Florida for approximately $2.6 million in cash ($2.4 million net of closing costs).

The Company also completed the sale of its international IVS business during the third quarter of 2005. The sale was not presented as part of discontinued operations as the Company has significant ongoing involvement with the new owner of the international IVS business to deliver certain products. In addition to recording product revenues related to the sale of certain products, the Company also receives royalties for all

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

international IVS sales and records such royalties as product revenues. As part of the sale the Company retained a 15% ownership in the business.

The results of CRS and EMS through their dates of sale have been presented as discontinued operations for the years ended December 31, 2005, 2004 and 2003. Certain operating information with respect to discontinued operations for the years ended December 31, 2005, 2004 and 2003 are summarized as follows (in thousands):

	December 31,	December 31,	December 31,
	2005	2004	2003

Revenues:
Product sales	$47,657	$58,521	$57,487
Support and maintenance services	12,985	34,557	34,648
Other revenue	—	1,000	9,000

Total revenues	60,642	94,078	101,135

Cost and expenses:
Cost of sales	51,318	62,619	60,012
Selling, general and administrative	7,720	21,388	22,704
Research and development	2,439	3,948	4,251
Severance and related expenses	1,101	458	841
Impairment of intangibles	—	15,250	—
Amortization of intangibles	2,239	3,837	3,096

Total cost and expenses	64,817	107,500	90,904

Operating (loss) income from discontinued operations	$(4,175)	$(13,422)	$10,231

Dictaphone’s CRS Division was a leader in the design, development, manufacture and service of digital loggers. Digital loggers record information in a digital format, using computer hard drives and digital audiotape (“DAT”), enabling simultaneous recording of a number of channels per unit, and immediate random access retrieval. On September 19, 2000, Dictaphone filed a complaint (the “Dictaphone Complaint”) in the United States District Court for the District of Connecticut against Nice Systems Ltd. and Nice Systems, Inc. (collectively “NICE”). NICE was a competitor of Dictaphone’s Communications Recording Systems business unit in the digital logger market where it sold loggers to financial institutions, customer contact-centers and public-safety markets. The Dictaphone Complaint alleged, among other things, that NICE’s digital logger products infringe on various Dictaphone digital logger patents.

On December 11, 2003, the Company reached a settlement with NICE regarding the Company’s patent infringement suit against NICE. As part of the settlement, the Company and NICE agreed to dismiss all claims and counterclaims against each other and grant each other a worldwide, royalty-free, perpetual license to certain of their respective patents including the disputed patents. Additionally, Dictaphone was to receive payments totaling $10.0 million in several installments, of which $8.0 million was received within 30 days of the settlement date ($5.0 million was received in December 2003 and $3.0 million was received in January 2004). The remaining $2.0 million was received in six quarterly installments of $333 thousand commencing in March 2004, with the final payment due in June 2005. Of the $2.0 million to be paid over such time, $1.0 million was subject to Dictaphone’s performance of certain obligations. Accordingly, in December 2003, the Company recognized $9.0 million of this settlement, representing $8.0 million due within 30 days of signing this agreement plus $1.0 million future payments not subject to future performance obligations. In March and December 2004, the Company satisfied the performance obligations of the settlement agreement

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and the Company recorded an additional $1.0 million. Such revenues are included as “Other revenue” in the table above.

Summarized balance sheet information with respect to discontinued operations as of December 31, 2004 is as follows (in thousands):

Assets held for sale:
Accounts receivable, net	$20,601
Inventories	20,974
Prepaid and other current assets	3,239
Property, plant and equipment, net	6,404
Excess reorganization value	12,846
Intangibles, net	16,240

Total assets held for sale	80,304

Liabilities held for sale:
Accounts payable	3,115
Accrued expenses and provisions	4,141
Deferred revenue	16,539
Other current and non-current liabilities	3,237

Total liabilities held for sale	27,032

Net assets held for sale	$53,272

Summarized below are the details supporting the loss on sale from discontinued operations as of December 31, 2005 (in thousands):

Proceeds from sale, net	$41,456
Assets sold:
Accounts receivable, net	14,584
Inventories	16,724
Prepaid and other current assets	1,730
Property, plant and equipment, net	5,863
Intangibles, net	29,604

Total assets sold	68,505

Liabilities sold:
Accounts payable	1,491
Accrued expenses and provisions	1,661
Deferred revenue	15,530
Other liabilities	1,915

Total liabilities sold	20,597

Net assets sold	47,908

Loss on sale of discontinued operations	$(6,452)

The majority of the EMS and CRS assets were pledged as collateral for the GMAC Facilities Agreement (see Note 12). These assets were released from any pledges at the time of their respective sales.

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4 — REORGANIZATION IN 2002

Dictaphone was acquired by Lernout & Hauspie Speech Products N.V. (“L&H NV”), a Belgian-based speech and language company, in May 2000. In November 2000, L&H NV and certain of its United States subsidiaries, including Dictaphone (the “L&H Group”), filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Predecessor Company was guarantor of certain debt of L&H NV.

On January 31, 2002, the Predecessor Company filed the Third Amended Plan of Reorganization of Dictaphone Corporation under Chapter 11 of the Bankruptcy Code (the “Plan”). The Plan sets forth how claims against and equity interests in the Predecessor Company were to be treated following emergence from Chapter 11. On March 13, 2002, the Bankruptcy Court confirmed the Plan, which became effective on March 28, 2002. Dictaphone’s reorganization affected a substantial de- leveraging of the balance sheet of Dictaphone through the conversion of a substantial portion of Dictaphone’s pre-petition indebtedness into equity. Under the Plan, all previously issued common stock was cancelled and the Successor Company issued 10,075,000 shares of newly created common stock, warrants to purchase an additional 1,625,000 shares of common stock and $27.3 million of subordinated 12% five-year notes.

On April 7, 2004, a Final Decree was entered in the Court thereby closing out the Company’s Chapter 11 proceedings.

The Company’s emergence from Chapter 11 bankruptcy proceedings on March 28, 2002 resulted in a new reporting entity and adoption of fresh-start reporting in accordance with SOP 90-7. The estimated reorganization value (equity plus interest-bearing debt less available cash) of the Successor Company of $150.0 million, which served as the basis for the Plan approved by the creditors and the Bankruptcy Court, was used to determine the equity value allocated to the assets and liabilities of the Successor Company as follows (in thousands):

Reorganization value	$150,000
Less: Subordinated notes	(27,250)
GMAC facilities agreement	(3,612)
Capital lease obligations	(884)
Add: Cash	3,023

Equity value	$121,277

The Successor Company incurred reorganization expenses of $0.6 million for the year ended December 31, 2003 and settled certain reorganization items in 2004 for $0.1 million less than what was previously accrued for.

NOTE 5 — SEVERANCE AND RELATED EXPENSES

As part of the Company’s strategy to focus on its healthcare business, the Company divested its CRS Division and EMS manufacturing business in the second and fourth quarters of 2005. As part of these divestitures, the Company recorded severance and related expenses totaling $3.6 million. Severance and related expense of $1.1 million was incurred due to the sale of its CRS division and charged to discontinued operations. The remaining $2.5 million related to terminations primarily associated with the realignment of the service organization was charged to continuing operations.

In May 2004, the Company announced the restructuring of certain functions and the abandonment of specific product offerings to further reduce the Company’s operating expenses. As a result, the Company recorded a charge of approximately $4.3 million in asset write-offs and severance expense associated with these actions. Severance expense for discontinued operations was approximately $0.5 million. The remaining

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

severance expense of $1.5 million, along with the $2.3 million of assets write-off were charged to continuing operations.

In 2003, the Company incurred $2.4 million of severance expense, including related benefits costs, for the elimination of 112 positions, mainly in service, in connection with a worldwide reorganization to better align the Company’s resources. Severance expense for discontinued operations was approximately $0.9 million and the remainder of $1.5 million was incurred in continuing operations.

The following summarizes severance and related expenses incurred for the years ended December 31, 2005, 2004 and 2003 (in thousands):

	2005	2004	2003

Abandonment of product offerings	$—	$2,282	$—
Severance and other obligations	3,598	1,996	2,381

Total severance and related expense	3,598	4,278	2,381

Less: Severance from discontinued operations	(1,101)	(458)	(841)

Total severance and related expense from continuing operations	$2,497	$3,820	$1,540

The following is a summary of severance and other obligations reserve activity incurred during the years ended December 31, 2005 and 2004 (in thousands):

	2005	2004

Beginning balance January 1	$169	$2,110
Incurred	3,598	1,996
Cash payments	(3,563)	(3,937)

Ending balance December 31	$204	$169

As of December 31, 2005 and 2004, the Company had $0.3 million and $0.2 million, respectively, of such severance and related costs remaining to be paid which are classified in accrued liabilities on the consolidated balance sheets.

NOTE 6 — ACCOUNTS RECEIVABLE

Accounts receivable consist of the following (in thousands):

	December 31,	December 31,
	2005	2004

Trade receivable	$42,853	$41,461
Less allowance for doubtful accounts	(5,343)	(6,474)

Accounts receivable, net	$37,510	$34,987

The majority of the Company’s receivables were pledged as collateral for the GMAC Facilities Agreement (see Note 12).

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the Company’s allowance for doubtful accounts for the years ended December 31, 2005 and 2004 were as follows (in thousands):

	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004

Balance at beginning of period	$6,474	$4,990
Provisions for bad debts	1,254	1,484
Accounts written off	(2,385)	—

Balance at end of period	$5,343	$6,474

NOTE 7 — INVENTORIES

Inventories consisted of the following (in thousands):

	December 31,	December 31,
	2005	2004

Supplies and service parts	$4,104	$4,923
Inventory at customers	2,820	3,036
Finished products	674	1,564

Inventories	$7,598	$9,523

The majority of the Company’s inventories were pledged as collateral for the GMAC Facilities Agreement (see Note 12).

NOTE 8 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consist of the following (in thousands):

	December 31,	December 31,
	2005	2004

Land and land improvements	$506	$615
Buildings	4,585	4,585
Leasehold improvements	611	589
Machinery and equipment	20,404	20,835
Computer software	12,732	11,812
Equipment under capital leases	510	510

Subtotal	39,348	38,946
Accumulated depreciation	(25,481)	(23,280)

Property, plant and equipment, net	$13,867	$15,666

Depreciation expense from continuing operations was $4.9 million, $6.1 million and $6.7 million, respectively, for the years ended December 31, 2005, 2004 and 2003.

The majority of the Company’s property, plant and equipment was pledged as collateral for the GMAC Facilities Agreement (see Note 12).

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 9 — EXCESS REORGANIZATION VALUE AND GOODWILL

The Company attributes all of the excess reorganization value and goodwill acquired to the software element of the business. The following summarizes excess reorganization value and goodwill for the years ended December 31, 2005 and 2004 (in thousands):

	December 31,	December 31,
	2005	2004

Excess reorganization value	$65,308	$65,308
Write-off of IVS international goodwill	(493)	—

Total	$64,815	$65,308

The Company performs an annual assessment in December for impairment of intangible assets by applying a fair-value based test. Impairment was measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the respective business unit. As a result of such review, as of December 31, 2004, it was determined that the future cash flows from the Company’s CRS business, which had been adversely affected by continued competitive market conditions throughout 2004 and continued declines in revenue and margins, no longer supported the carrying value of the CRS assets. Accordingly, in December 2004, the Company recorded an impairment in the value of this business of $15.3 million which has been reflected in the net loss from discontinued operations. In 2005, the Company completed the sale of its IVS international business and as a result wrote-off the remaining goodwill of $0.5 million (See Note 3).

NOTE 10 — INTANGIBLE ASSETS

The following summarizes intangible assets, net of accumulated amortization (in thousands):

	December 31,	December 31,
	2005	2004

Indefinite-lived intangible assets
Trade name and trademarks	$6,780	$6,780

Other intangible assets
Patents and technology	36,910	32,026
Customer service relationships	28,406	28,406

Subtotal	65,316	60,432

Total gross intangible assets	72,096	67,212

Accumulated amortization
Patents and technology	(23,291)	(14,025)
Customer service relationships	(15,218)	(11,160)

Total accumulated amortization	(38,509)	(25,185)

Intangible assets, net	$33,587	$42,027

Estimated annual amortization expense of intangible assets is approximately $11.3 million, $8.1 million, $5.8 million, and $1.0 million for the years ended December 31, 2006, 2007, 2008, and 2009, respectively. No amortization expense has been estimated for future projects where the cost has not been incurred as of December 31, 2005. Amortization expense of $13.4 million, $11.0 million, and $8.7 million has been included as cost of product sales for the years ended December 31, 2005, 2004, and 2003, respectively.

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 11 — ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

	December 31,	December 31,
	2005	2004

Sales returns reserve	$4,800	$7,137
Sales incentives and bonuses	5,871	2,662
Other	7,160	7,834

Total accrued liabilities	$17,831	$17,633

NOTE 12 — DEBT

Debt is comprised of the following (in thousands):

	December 31,	December 31,
	2005	2004

Subordinated notes	$—	$34,446
Capital lease obligations	139	248

Total long-term debt	139	34,694
Less current portion	(46)	(109)

Long-term portion	$93	$34,585

On March 28, 2002, the Successor Company entered into a three-year revolving-credit facilities agreement with GMAC Commercial Finance LLC (“GMAC Facilities Agreement”) providing for borrowings of up to $30.0 million subject to certain availability limitations as stipulated in the agreement. The Company deferred $0.8 million in 2002 and $0.3 million in 2001 of fees and expenses associated with the GMAC Facilities Agreement, which were classified as other assets on the consolidated balance sheets and were amortized to interest expense over the three-year term of the agreement. Borrowings under this facility bear interest at a variable rate of either: prime rate plus 2.00% or Libor plus 3.25% as elected periodically by the Company, and a fee of 0.5% for the unused portion of the available credit line is charged to the Company monthly and classified in interest expense on the consolidated statements of operations. Under the terms of the agreement, the Company is required to maintain certain minimum earnings levels and financial ratios and is prohibited from paying dividends. If the Company fails to meet any of its requirements, GMAC may, at its option, accelerate the payment of any amounts outstanding. Cash receipts are applied from the Company’s lockbox accounts directly against the bank line of credit. Primarily all of the Company’s assets are pledged as collateral for this obligation. The GMAC Facilities Agreement was scheduled to expire under its terms on March 28, 2005. On March 2, 2005, the Company and GMAC extended the GMAC Facilities Agreement through February 2007 under similar terms and conditions. The Company incurred a $0.3 million fee in connection with the extension of the Facilities Agreement. As of December 31, 2005, the Company had a net availability of $8.5 million under the GMAC Facilities Agreement.

Upon emergence from bankruptcy, the Company issued $27.3 million of 12.0% Subordinated Notes (the “Notes”) due March 28, 2007 to a former group of creditors who held claims in the bankruptcy. Interest at a rate of 12.0% per annum was payable semiannually on April 1 and October 1 in each year, commencing October 1, 2002. Under the terms of the Notes, the Company elected to pay interest in Like-Kind Notes for all periods through April 1, 2004. The Notes provided that the Company could prepay all or any portion of the principal amount of the Notes without penalty. In June and September 2005, the Company prepaid all of the Notes.

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Payments due on capital lease obligations during each of the four years subsequent to December 31, 2005 are as follows (in thousands):

Years Ending December 31,

2006	$46
2007	27
2008	33
2009	33

Total capital lease obligations	$139

NOTE 13 — INCOME TAXES

The provision for income taxes for the years ended December 31, 2005, 2004 and 2003 consists of the following (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Current provision:
Federal	$—	$—	$—
State	—	—	—
Foreign	183	542	469

Subtotal	183	542	469

Deferred provision (benefit)
Federal	(3,453)	6,921	(10,556)
State	(822)	1,646	(2,512)
Foreign	—	—	—

Subtotal	(4,275)	8,567	(13,068)

Valuation allowance	4,275	(8,567)	13,068

Provision for income taxes	$183	$542	$469

A reconciliation of income tax expense computed at the United States Federal statutory rate of 35% and the Company’s effective tax rate for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Federal income tax expense, at statutory rate	(35.0)%	(35.0)%	(35.0)%
Foreign operations	1.5	3.5	6.5
Other	1.2	1.1	0.3
Increase in valuation allowance	33.8	(0.2)	34.7
Impairment of intangibles	—	34.1	—

Effective tax rate	1.5%	3.5%	6.5%

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of the deferred tax assets and liabilities as of December 31, 2005 and December 31, 2004 were as follows (in thousands):

	December 31,	December 31,
	2005	2004

Deferred tax assets:
Net operating loss carryforwards	$79,849	$65,181
Amortization of intangibles	10,732	14,711
Advanced billings	6,847	9,371
Allowance for doubtful accounts	2,137	6,222
Inventory	1,870	963
Tax credit carryover	6,581	6,081
Other	2,399	3,741

Total deferred tax assets	110,415	106,270

Deferred tax liabilities:
Depreciation	(1,691)	(1,806)
Other	(308)	(323)

Total deferred tax liabilities	(1,999)	(2,129)

Valuation allowance	(108,416)	(104,141)

Net deferred tax assets	$—	$—

Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and net operating loss carryforwards for which income tax expenses or benefits are expected to be realized in future years. The valuation allowance was established since, in the opinion of management, it is more likely than not that all, or some portion, of net deferred tax assets will not be realized.

Upon emergence from bankruptcy, the Predecessor Company realized cancellation of indebtedness income (“CODI”), for financial reporting purposes, of approximately $460.2 million, which is the amount the indebtedness discharged that was exceeded by any consideration given in exchange thereof. The Internal Revenue Code provides that a debtor emerging from bankruptcy must reduce certain of its tax attributes, such as net operating loss carryforwards, by certain types of CODI actually realized.

The Company’s United States net operating loss carryforwards at December 31, 2005, after reduction of applicable CODI, are approximately $193.4 million, and foreign net operating loss carryforwards are $16.6 million. These carryforwards, if not utilized, will begin expiring in 2011 through 2025.

In addition, as a result of the emergence from bankruptcy and the implementation of the Plan in 2002, the Company experienced an ownership change pursuant to and as defined by Internal Revenue Code Section 382 (“IRC 382”). As a result, approximately $62.0 million of the Company’s United States net operating loss carryforwards will be subject to the limitations imposed by IRC 382. Under IRC 382, if a corporation undergoes an “ownership change,” the amount of its pre- ownership change losses that may be utilized to offset future taxable income is, in general, subject to an annual limitation, which the Company estimates to be approximately $6.0 million per year.

NOTE 14 — COMMON STOCK

On the effective date of the Company’s emergence from bankruptcy in accordance with the Plan (see Note 4), all Predecessor Common Stock was cancelled and 20,000,000 shares of newly created common stock, par value $0.01 per share, (“Successor Common Stock”) was authorized and the Company issued

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10,075,000 shares of Successor Common Stock to creditors in settlement of their claims. In addition, warrants to purchase an additional 1,625,000 shares of Successor Common Stock were issued to certain creditors (see Note 4 and 15). In 2005, 20,000 options were exercised by a former director under the terms of the “Outside Director’s Stock Option Plan” (see Note 16). As of December 31, 2005, the Company has reserved 2,805,000 shares of Successor Common Stock for warrants and stock option grants.

An additional 5,000,000 shares of preferred stock, no par value, were authorized in accordance with the Plan.

NOTE 15 — WARRANTS

In connection with the Company’s emergence from bankruptcy (see Note 4), the Company issued Successor Common Stock and new four-year warrants to purchase an aggregate of 1,625,000 shares of Successor Common Stock in exchange for the discharge of bondholder debt. The value of the Successor Common Stock and warrants are reflected in additional paid-in capital in the consolidated balance sheets. Subject to the occurrence of a “Triggering Event”, the warrants may be exercised at a strike price of $20.00 per share through March 28, 2006.

Triggering Events are either a sale of all or substantially all of the Company or its assets, or if no such sale occurs, then the warrants may be exercised during the sixty (60) day period prior to the termination date. No warrants have been exercised to date.

NOTE 16 — STOCK OPTION PLANS

Employee Stock Option Plan

Effective March 28, 2002, the Board of Directors adopted the 2002 Stock Option Plan (the “Employees’ Plan”). The Employees’ Plan authorizes the Compensation Committee to administer the Employees’ Plan and to grant eligible employees of the Company non-qualified Incentive Stock Options within the meaning of section 422 of the Internal Revenue Code of 1986. No more than 1,000,000 shares of Successor Common Stock may be issued upon exercise of options granted under the Employees’ Plan, and the maximum number of options that may be awarded to a participant under the Employees’ Plan is options for 200,000 shares per year subject to stock splits, stock dividends, recapitalizations and similar events. The term of each option shall not be more than 10 years from the date of grant. The exercise price of the options granted under the Employees’ Plan cannot be less than the fair market value of the Successor Common Stock on the date of grant. Options may be granted under the Employees’ Plan until March 27, 2007. For the year ended December 31, 2003, the Company issued 56,000 stock options, under the Employees’ Plan with a five-year term and a three-year vesting schedule at an exercise price of $14.50 per share. There were no stock options granted in 2004. In 2005, the Company granted 157,000 options under the Employees’ Plan with a five-year term and a three-year vesting schedule at an exercise price of $14.00 per share.

Outside Directors’ Stock Option Plan

Effective March 28, 2002, the Board of Directors adopted the 2002 Outside Directors’ Stock Option Plan (the “Directors’ Plan”). The Directors’ Plan authorizes the Compensation Committee to administer the Directors’ Plan and to grant to non-employee outside directors of the Company non-qualified Incentive Stock Options within the meaning of section 422 of the Internal Revenue Code of 1986. No more than 200,000 shares of Successor Common Stock may be issued upon exercise of options granted under the Directors’ Plan, and the maximum number of options that may be awarded to a participant under the Directors’ Plan is options for 20,000 shares per year subject to stock splits, stock dividends recapitalizations and similar events. The term of each option shall not be more than 10 years from the date of grant. The exercise price of the options granted under the Directors’ Plan cannot be less than the fair market value of the Successor Common Stock on the date of grant. Options may be granted under the Directors’ Plan until March 27, 2007. For the year ended

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003, the Company issued 20,000 stock options, under the 2002 Directors’ Stock Option Plan with a five-year term and a three-year vesting schedule at an exercise price of $14.50 per share. There were no stock options granted in 2004 and 2005. In 2005, a former director exercised 20,000 stock options with an exercise price of $11.15 per share for $0.2 million.

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 establishes a fair-value based method of accounting for employee stock options, which provides for compensation cost to be charged to results of operations over the vesting term. SFAS 123 also allows companies to continue to follow the intrinsic value method of accounting for employee stock options as prescribed by Accounting Principles Board Opinion 25, “Accounting for Stock issued to Employees” (“APB 25”). APB 25 generally requires compensation cost to be recognized only for the excess of the fair value of the stock at the date of grant over the price that the employee must pay to acquire the stock (the intrinsic value method). The Company has elected to account for its stock-based compensation in accordance with the intrinsic value method and therefore has not recognized compensation expense for stock options issued to its employees and directors, since the exercise price of those awards was equal to the fair-market value of the stock on the date of grant.

Stock option activity for the Employees’ Plan and Directors’ Plan from the initial date of grant on March 28, 2002 through the year ended December 31, 2005 is as follows:

	Employees’ Plan		Directors’ Plan		Total
	Options	Per	Options	Per	Options	Per
	Outstanding	Share	Outstanding	Share	Outstanding	Share

Balance outstanding
December 31, 2002	678,250	$11.15	100,000	$11.15	778,250	$11.15
Options granted March 2003	56,000	$14.50	20,000	$14.50	76,000	$14.50
Options cancelled	(18,750)	$11.86	—	$—	(18,750)	$11.86

Balance outstanding
December 31, 2003	715,500	$11.32	120,000	$11.71	835,500	$11.37
Options cancelled	(21,000)	$13.49	—	$—	(21,000)	$13.49

Balance outstanding
December 31, 2004	694,500	$11.26	120,000	$11.71	814,500	$11.32

Options granted February 2005	157,000	$14.00	—		157,000	$14.00
Options cancelled	(147,250)	$11.61	—		(147,250)	$11.61
Options exercised	—		(20,000)	$11.15	(20,000)	$11.15

Balance outstanding
December 31, 2005	704,250	$11.86	100,000	$11.82	804,250	$11.86

Weighted average remaining life	2.777 years		2.505 years		2.774 years
Exercise price range	$11.15 - $14.50		$11.15 - $14.50		$11.15 - $14.50

As of December 31, 2005 and 2004, the Company had 295,750 and 305,500 stock options available for grant under the Employees’ Plan, respectively, and 80,000 stock options available for grant under the Directors’ Plan. As of December 31, 2005 and 2004, respectively, the Company had 684,891 and 520,165 options exercisable under both the Employees’ Plan and the Directors’ Plan.

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 17 — COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF RISK

Commitments

The Company leases certain factory equipment and office facilities under lease agreements extending from one to ten years. In addition to factory equipment and office facilities leased, the Company leases computer and information processing equipment under lease agreements extending from three to five years. Future minimum lease payments for non-cancelable operating leases as of December 31, 2005 are as follows (in thousands):

Years Ending December 31,

2006	$1,763
2007	423
2008	210
2009	113

Total minimum lease payments	$2,509

Rental expense under operating leases was $2.4 million, $3.8 million, and $3.9 million for the years ended December 31, 2005, 2004, and 2003, respectively.

Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of its ordinary course of business. The Company believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company’s financial position or results of operations, nor does the Company believe that the ultimate resolution of the litigation, administrative proceedings and environmental matters mentioned below in the aggregate will have a material adverse effect on the Company’s consolidated financial position or results of operations.

On April 20, 2004, a complaint was filed (under seal) in the Southern District of New York alleging default by the Company of certain contractual obligations owed to a licensor and purporting to terminate the agreement between the parties. In addition to vigorously defending such a claim, the Company affirmatively asserted certain counter-claims against such licensor for default of its contractual obligation to the Company. On February 8, 2005, the Company and the licensor entered into an agreement settling both the breach of contract claims the licensor had brought against the Company and the Company’s counterclaims against the licensor. Under the terms of the settlement, the Company gains the right to incorporate new technology offered by the licensor into a broader range of the Company’s products, and agrees over a period of 3-to-5 years to phase out its use of the current technology supplied by the same licensor. Also under the settlement, the Company agrees, beginning in the second half of 2006, to pay higher royalty rates and maintenance fees. In February 2005, the Company made advance payments of professional service fees, royalties, and software maintenance fees totaling approximately $1.0 million.

The Company is subject to federal, state and local laws and regulations concerning the environment and is currently participating in one group of potentially responsible parties in connection with third-party disposal sites. The annual operation and management for such sites has been minimal and the settlement predates the Company’s separation from Pitney Bowes, a former owner of the Company. Consequently, management believes that its future liability, if any, for these sites is not material. In addition, regardless of the outcome of such matters, Pitney Bowes has agreed to indemnify the Company in connection with retained environmental liabilities and for breaches of the environmental representations and warranties in the Stock and Asset Purchase Agreement, originally executed on April 25, 1995 and amended August 11, 1995 between Dictaphone Acquisition Corporation and Pitney Bowes, subject to certain limitations.

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 18 — PENSION AND OTHER POST-RETIREMENT BENEFITS

Defined Contribution Plan

The Company sponsors a defined contribution plan (401(k) Plan) for United States employees. In 2003, the Company matched 50% of employee contributions up to 6% of eligible compensation, subject to certain limitations. Total Company contributions were $1.0 million for the year ended December 31, 2003. In 2004, the Company modified its matched contributions to 50% of employee contributions up to 4% of eligible compensation. Total Company contributions were $0.8 million for the years ended December 31, 2005 and 2004.

Defined Benefit Plans

The Company sponsors defined benefits plans providing certain retirement and death benefits for qualifying employees in the United Kingdom and Canada. The plans’ assets are invested by an independent trustee and are invested primarily in equity and fixed income securities. As of December 31, 2005, 60% of the plans’ assets were invested in equity securities and 40% of the plans’ assets were invested in fixed income securities. The overall expected long term rate of return is based upon historical returns and future expectations. For the 2006, we have adopted a risk premium of 2.9% above yields available on 15 year government bonds. Since the plan invest in bonds we have chosen a slightly lover expected return on plan assets of 6.1%. As a result of the sale of the CRS division and the IVS International business, the Company recorded a curtailment gain of $0.7 million. This gain has been recorded in SG&A expense. The following table sets forth the amounts recognized in the Company’s consolidated balance sheets and plan assets as of December 31, 2005 and December 31, 2004 for Company sponsored defined benefit pension plans (in thousands):

	Pension Benefits
	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004

Reconciliation of projected benefit obligation
Projected benefit obligation at beginning of period	$21,838	$18,969
Service cost	375	386
Interest cost	1,072	1,054
Benefits paid	(1,097)	(1,098)
Actuarial loss	3,544	790
Settlement	(403)	—
Curtailment gain	(709)	—
Employee contributions	86	114
Translation adjustment	(2,025)	1,623

Projected benefit obligation at end of period	$22,681	$21,838

Reconciliation of assets
Assets at beginning of period	$16,951	$14,818
Actual return on plan assets	2,335	1,334
Settlement	(403)	—
Employer contributions	367	537
Employee contributions	86	114
Benefits paid	(1,097)	(1,098)
Translation adjustment	(1,183)	1,246

Fair value of plan assets at end of period	$17,056	$16,951

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the reconciliation of funded status, net periodic benefit cost and discount rate assumptions for Company sponsored defined benefits pensions plans (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Reconciliation of funded status
Funded status	$(5,625)	$(4,886)	$(4,151)
Unrecognized actuarial loss	3,668	1,738	1,127

Net amount recognized at end of period	$(1,957)	$(3,148)	$(3,024)

Net periodic benefit cost components
Service cost	$375	$386	$310
Interest on projected benefit obligation	1,072	1,054	906
Expected return on assets	(1,062)	(1,065)	(861)
Curtailment gain	(709)	—	—
Settlement gain	56	—	—
Net actuarial gain recognition	36	26	44

Net periodic benefit cost	$(232)	$401	$399

Discount rate for net periodic benefit cost	4.80%-5.75%	5.50%-6.00%	5.50%-6.00%
Salary increase assumption	3.50%-3.80%	3.50%-3.75%	3.50%-3.75%
Long-term rate of return on assets	6.10%-7.50%	7.00%-7.50%	7.00%-7.50%
Measurement date	12/31/2005	12/31/2004	12/31/2003

The discount rate used was based on long bond yields as at the measurement date in accordance with FAS 87. The assumptions are in accordance with accepted actuarial practice. The Company expects to make annual pension benefit payments of approximately $1.7 million for each of the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively, and $5.4 million, in total, for the five-years ended December 31, 2011 through 2015.

At December 31, 2005, the Company’s accumulated benefit obligation for pensions exceeded its recorded net pension liability. As a result, the Company recorded an additional minimum pension liability of $2.9 million. This liability, and the related offset to accumulated other comprehensive income, are reflected in our balance sheet at December 31, 2005.

Post-Retirement Benefit Plan

The Company provides certain post-retirement health care and life insurance benefits, which consist of a fixed subsidy for qualifying employees in the United States and Canada. Substantially all of these employees may become eligible for coverage. Most retirees outside the United States and Canada are covered by government sponsored and administered programs. As a result of the sale of the CRS division and EMS business, the Company recorded a curtailment gain of $1.4 million. This gain has been recorded in selling, general, and administrative expense.

DICTAPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the amounts recognized in the Company’s consolidated balance sheets and plan assets as of December 31, 2005 and 2004 for Company sponsored post-retirement benefit plans (in thousands):

	Postretirement Benefits
	December 31,	December 31,
	2005	2004

Reconciliation of projected benefit obligation
Projected benefit obligation at beginning of period	$4,404	$4,077
Service cost	366	355
Interest cost	230	237
Plan amendments	(1,867)	—
Curtailment gain	(1,437)	—
Benefits paid	(128)	(265)
Actuarial gain	(259)	—

Projected benefit obligation at end of period	$1,309	$4,404

Reconciliation of assets
Assets at beginning of year	$—	$—
Employer contributions	128	265
Benefits paid	(128)	(265)

Fair value of plan assets at end of period	$—	$—

The following table sets forth the reconciliation of funded status, net periodic benefit cost and certain assumptions for Company sponsored postretirement benefit plans (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Reconciliation of funded status Funded status	$(1,309)	$(4,404)	$(4,077)
Unrecognized prior service cost	(1,867)	—	—
Unrecognized actuarial gain	(361)	(146)	(145)

Net amount recognized at year end	$(3,537)	$(4,550)	$(4,222)

Net periodic benefit cost components:
Service cost	$366	$355	$303
Interest on projected benefit obligation	230	237	232
Recognized actuarial gain	(44)	—	(15)

Net periodic benefit cost	$553	$592	$520

Discount rate for net periodic benefit cost	5.40%	6.00%	6.00%
Salary increase assumption	N/A	N/A	N/A
Long-term rate of return on assets	N/A	N/A	N/A

The discount rate used was based on the interest rate on high quality fixed income rates whose cash flows match the timing and amount of expected benefit payments. The Company expects to make annual postretirement benefit payments of $0.1 million in each of the five years ended December 31, 2006 through 2010 and $0.7 million, in total, for the five years ended December 31, 2011 through 2015. The Company funds its post retirement and life insurance benefits on a pay-as-you-go or cash basis and therefore does not invest its assets with an independent trustee.

Former Nuance Communications, Inc.

Interim Financial Statements

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2005	2004
	(In thousands, except share and per share amounts) (Unaudited)

ASSETS
Current Assets:
Cash and cash equivalents	$71,585	$53,583
Short-term investments	15,076	37,493
Accounts receivable, net of allowance for doubtful accounts of $377 and $583, respectively	6,830	13,953
Prepaid expenses and other current assets	4,568	3,839

Total current assets	98,059	108,868
Equipment, net	3,848	4,059
Long-term note receivable	—	5,005
Intangible assets, net	374	580
Restricted cash	11,398	11,109
Deferred income taxes	390	398
Other assets	221	238

TOTAL ASSETS	$114,290	$130,257

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$1,382	$1,328
Accrued liabilities	6,902	8,067
Merger expenses payable	2,301	—
Restructuring reserve	10,322	10,203
Current deferred revenue	5,904	8,157

Total current liabilities	26,811	27,755
Long-term deferred revenue	457	544
Long-term restructuring reserve	47,774	52,705
Other long-term liabilities	38	37

Total liabilities	75,080	81,041

Commitments and contingencies (Note 11)
Stockholders’ equity:
Common stock — $0.001 par value; 250,000,000 shares authorized; 36,696,833 and 36,077,623 shares issued and outstanding, respectively	37	36
Additional paid-in capital	333,892	332,521
Accumulated other comprehensive income	875	1,035
Accumulated deficit	(295,594)	(284,376)

Total stockholders’ equity	39,210	49,216

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$114,290	$130,257

The accompanying notes are an integral part of these financial statements.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
	(In thousands, except per share amounts) (Unaudited)

REVENUE:
License	$4,541	$7,169	$8,704	$12,672
Service	2,605	3,412	6,239	6,974
Maintenance	4,111	3,812	8,115	7,449

Total revenue	11,257	14,393	23,058	27,095

COST OF REVENUE:
License	107	140	195	228
Service	3,263	2,254	6,381	4,851
Maintenance	619	683	1,271	1,391

Total cost of revenue	3,989	3,077	7,847	6,470

Gross profit	7,268	11,316	15,211	20,625

OPERATING EXPENSES:
Sales and marketing	6,796	7,331	13,738	13,520
Research and development	3,006	3,562	6,198	7,732
General and administrative	2,264	2,345	5,415	4,274
Merger expenses	2,602	—	2,602	—
Restructuring credits	(47)	—	(98)	(41)

Total operating expenses	14,621	13,238	27,855	25,485

Loss from operations	(7,353)	(1,922)	(12,644)	(4,860)
Interest and other income, net	623	306	1,210	540

Loss before income tax benefit	(6,730)	(1,616)	(11,434)	(4,320)
Income tax benefit	(63)	(20)	(216)	(117)

Net loss	$(6,667)	$(1,596)	$(11,218)	$(4,203)

Basic and diluted net loss per share	$(0.18)	$(0.05)	$(0.31)	$(0.12)

Shares used to compute basic and diluted net loss per share	36,435	35,386	36,278	35,226

The accompanying notes are an integral part of these financial statements.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2005	2004
	(In thousands) (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,218)	$(4,203)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	1,491	1,523
Loss on asset disposals	103	—
Non-cash stock-based compensation	—	73
Reduction in the allowance for doubtful accounts	(206)	(225)
Deferred income taxes	8	—
Changes in operating assets and liabilities:
Accounts receivable	7,328	2,793
Prepaid expenses, other current assets and other assets	(708)	25
Accounts payable	(282)	321
Accrued liabilities, and other current and long-term liabilities	(1,164)	574
Merger expenses payable	2,301	—
Restructuring reserve	(4,812)	(3,971)
Deferred revenue	(2,341)	(1,388)

Net cash used for operating activities	(9,500)	(4,478)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments	(6,476)	(34,259)
Maturities of investments	28,929	56,151
Proceeds from repayment of long-term note receivable	5,000	—
Purchases of equipment	(788)	(1,952)
Increase in restricted cash	(290)	(23)

Net cash provided by investing activities	26,375	19,917

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	674	382
Proceeds from employee stock purchase plan	700	852

Net cash provided by financing activities	1,374	1,234

Effect of exchange rate changes on cash and cash equivalents	(247)	(149)

Net increase in cash and cash equivalents	18,002	16,524
Cash and cash equivalents, beginning of period	53,583	40,206

Cash and cash equivalents, end of period	$71,585	$56,730

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$—	$2
Income taxes	$51	$190
Supplemental disclosure of non-cash transactions:
Financing of equipment purchases at period end	$337	$—
Unrealized gain (loss) on available-for-sale securities	$35	$(82)

The accompanying notes are an integral part of these financial statements.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1:	ORGANIZATION AND OPERATIONS

Former Nuance Communications, Inc. (together with its subsidiaries, the “Company” or “Former Nuance”) was incorporated “under the name Nuance Communications, Inc.” in July 1994 in the state of California, and subsequently reincorporated in March 2000 in the state of Delaware, to develop, market and support software that enables enterprises and telecommunications carriers to automate the delivery of information and services over the telephone. The Company’s software product lines consist of software servers that run on industry-standard hardware and perform speech recognition, natural language understanding and voice authentication. The Company sells its products through a combination of third-party resellers, original equipment manufacturers (“OEM”) and system integrators and directly to end-users.

On May 9, 2005, the Company and ScanSoft, Inc. (“ScanSoft”) announced that the two companies had entered into a definitive agreement to merge (the “Merger”). Under the terms of the Merger Agreement, which has been unanimously approved by both boards of directors, at the completion of the Merger each outstanding share of Former Nuance common stock will be converted into a combination of $2.20 in cash and 0.77 of a share of ScanSoft common stock. In addition, at the closing of the Merger, ScanSoft will assume all of the Company’s outstanding stock options with an exercise price below $10.01 per share. All of the Company’s other outstanding stock options will be cancelled. Completion of the Merger is subject to customary closing conditions, including receipt of required approvals from the stockholders of the Company and ScanSoft and receipt of required regulatory approvals. The Merger, which is expected to close in the third calendar quarter of 2005, may not be completed if any of the conditions are not satisfied.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

Basis of Presentation.  The Company has prepared the accompanying financial data for the three and six months ended June 30, 2005 and 2004 pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the U.S. have been condensed or omitted pursuant to such rules and regulations. The following discussion should be read in conjunction with our 2004 Annual Report on Form 10-K.

Use of Estimates.  The preparation of the condensed consolidated financial statements in conformity with Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates include, but are not limited to; allowance for doubtful accounts, restructuring reserve, income taxes, contingencies and percentage of completion estimates of certain revenue contracts. Actual results could differ from those estimates.

Certain Significant Risks and Uncertainties.  The Company operates in a dynamic and highly competitive industry and believes that any of the following potential factors could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: the volatility of, and rapid change in, the speech software industry; potential competition, including competition from larger, more established companies with newer, better, or less expensive products or services; the Company’s dependence on key employees for technology and support; the Company’s failure to adopt, or develop products based on, new industry standards; changes in the overall demand by customers and consumers for speech software products generally, and for the Company’s products in particular; changes in, or the loss of, certain strategic relationships (particularly reseller relationships); the loss of a significant customer(s) or order(s); litigation or claims against the Company related to intellectual property, products, regulatory obligations or other matters;

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company’s inability to protect its proprietary intellectual property rights; adverse changes in domestic and international economic and/or political conditions or regulations; the Company’s inability to attract and retain employees necessary to support growth; liability with respect to the Company’s software and related claims if such software is defective or otherwise does not function as intended; a lengthy sales cycle which could result in the delay or loss of potential sales orders; seasonal variations in the Company’s sales due to patterns in the budgeting and purchasing cycles of our customers; the Company’s inability to manage its operations and resources in accordance with market conditions; the need for an increase in the Company’s restructuring reserve for the Pacific Shores facility; the failure to realize anticipated benefits from any potential acquisition of companies, products, or technologies; the Company’s inability to collect amounts owed to it by its customers; and the Company’s inability to develop localized versions of its products to meet international demand.

In the opinion of management, the accompanying condensed consolidated financial statements contain all normal and recurring adjustments necessary to present fairly our condensed consolidated financial position as of June 30, 2005 and December 31, 2004, condensed consolidated results of operations for the three and six months ended June 30, 2005 and 2004, and cash flow activities for the six months ended June 30, 2005 and 2004.

The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our condensed consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact the company in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies are revenue recognition, valuation allowance for doubtful accounts, valuation of long-lived assets, restructuring and asset impairment charges and accounting for income taxes.

Reclassification.  Non-cash stock-based compensation of $73,000 in 2004 has been combined with “Research and development” expense in the condensed consolidated statements of operations to conform to the 2005 presentation.

NOTE 3:	RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS 123R”). SFAS 123R addresses all forms of share-based payment (“SBP”) awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123R will require the Company to expense SBP awards with compensation cost for SBP transactions measured at fair value. SFAS 123R requires the Company to adopt the new accounting provisions effective for the Company’s first quarter of fiscal 2006. The Company has not yet quantified the effects of the adoption of SFAS 123R, but the Company expects that the new standard may result in significant stock-based compensation expense. The pro forma effects on net income and earnings per share if the fair value recognition provisions of the original SFAS 123, which differs from the effect of SFAS 123R, had been applied to stock compensation awards (rather than applying the intrinsic value measurement provisions of Opinion 25) are disclosed in Note 4 of the condensed consolidated financial statements.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-2 (“FAS 109-2”), “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creations Act (“AJCA”) of 2004.” The AJCA introduces a limited time 85% dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. Although FAS 109-2 is effective immediately, the Company does not expect to be able to complete its evaluation of the

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

repatriation provision until after Congress or the Treasury Department provides additional clarifying language on key elements of the provision.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections.” SFAS 154 amends APB 20, concerning the accounting for changes in accounting principles, requiring retrospective application to prior periods’ financial statements of changes in an accounting principle, unless it is impracticable to do so. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The Company will adopt SFAS 154 in fiscal year 2006 but does not expect it to have a significant effect on the Company’s financial statements.

In March 2005, the SEC issued Staff Accounting Bulletin (SAB) No. 107 “Share-Based Payment”. SAB 107 provides guidance related to share-based payment transactions with nonemployees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of Statement 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of Statement 123R, the modification of employee share options prior to adoption of Statement 123R and disclosures in Management’s Discussion and Analysis (“MD&A”) subsequent to adoption of Statement 123R. The provision of SAB 107, as appropriate, will be adopted upon implementation of FAS 123R in fiscal year 2006.

NOTE 4:	STOCK-BASED COMPENSATION

The Company accounts for stock-based awards to employees and directors using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method, the Company records compensation expense related to stock options in the consolidated statement of operations when the exercise price of its employee stock-based award is less than the market price of the underlying stock on the date of the grant. Pro forma net loss and net loss per share information, as required by SFAS No. 123,” Accounting for Stock-Based Compensation,” has been determined as if the Company had accounted for all employee stock options granted, including shares issuable to employees under the Employee Stock Purchase Plan, under SFAS No. 123’s fair value method. The Company amortizes the fair value of stock options on a straight-line basis over the required periods.

The pro forma effect of recognizing compensation expense in accordance with SFAS No. 123 is as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004

Net loss, as reported	$(6,667)	$(1,596)	$(11,218)	$(4,203)
Add: Stock-based employee compensation expense in net loss	—	—	—	73
Less: Total stock-based employee compensation expense under fair value method for all awards	(3,723)	(7,086)	(8,048)	(15,307)

Pro forma net loss	$(10,390)	$(8,682)	$(19,266)	$(19,437)

Basic and diluted net loss per share — as reported	$(0.18)	$(0.05)	$(0.31)	$(0.12)

Basic and diluted net loss per share — pro forma	$(0.29)	$(0.25)	$(0.53)	$(0.55)

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5:	NET LOSS PER SHARE

Net loss per share is calculated under SFAS No. 128, “Earnings Per Share.” Basic net loss per share on a historical basis is computed by dividing the net loss attributable to common shareholders by the weighted average number of shares of common stock outstanding for the period, excluding the weighted average common shares subject to repurchase. Diluted net loss per share is equal to basic net loss per share for all periods presented since potential common shares from conversion of the convertible preferred stock, stock options, warrants and exchangeable shares held in escrow are anti-dilutive. Shares subject to repurchase resulting from early exercises of options that have not vested are excluded from the calculation of basic net loss per share.

During the three and six months ended June 30, 2005 and 2004, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted loss per share in such periods, as their effect would have been anti-dilutive due to the net loss reported in such periods. The total number of shares excluded from diluted net loss per share was 9,708,484 and 9,887,855, respectively for the three and six months ended June 30, 2005. The total number of shares excluded from diluted net loss per share was 10,184,377 and 9,941,505, respectively for the three and six months ended June 30, 2004.

The following table presents the calculation of basic and diluted net loss per share (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Net loss	$(6,667)	$(1,596)	$(11,218)	$(4,203)

Basic and diluted shares:
Weighted average shares used to compute basic and diluted shares:	36,435	35,386	36,278	35,226

Basic and diluted net loss per share	$(0.18)	$(0.05)	$(0.31)	$(0.12)

NOTE 6:	INVESTMENTS

The Company classifies investment securities based on management’s intention on the date of purchase and reevaluates such designation as of each balance sheet date. Securities are classified as available-for-sale and carried at fair value, which is determined based on quoted market prices, with net unrealized gains and losses included in “Accumulated other comprehensive income” in the accompanying condensed consolidated balance sheets.

The Company’s investments are comprised of U.S. Treasury notes, U.S. Government agency bonds, corporate bonds and commercial paper. Investments with remaining maturities of less than one year are considered to be short-term. All investments are held in the Company’s name at major financial institutions. The Company’s investment policy allows maturities of investments not in excess of 14 months. As of June 30, 2005, the Company had no investment subject to other-than-temporary impairment.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 7:	INTANGIBLE ASSETS

Information regarding the Company’s intangible assets follows (in thousands):

	As of June 30, 2005
	Gross	Accumulated		Remaining
	Amount	Amortization	Net	Life

Patents purchased	$375	$(213)	$162	27 months
Purchased technology	2,618	(2,406)	212	8 months

Total	$2,993	$(2,619)	$374

	As of December 31, 2004
	Gross	Accumulated		Remaining
	Amount	Amortization	Net	Life

Patents purchased	$375	$(175)	$200	33 months
Purchased technology	2,618	(2,238)	380	14 months

Total	$2,993	$(2,413)	$580

As of June 30, 2005, total estimated amortization of the Patents purchased and the Purchased technology, for the next three years, is as follows (in thousands):

Amortization
Year Ending December 31,	Expense

2005 (remaining six months)	$207
2006	117
2007	50

Total	$374

NOTE 8:	COMPREHENSIVE LOSS

The Company reports comprehensive loss by major components and in a single total, the change in its net assets from non-owner sources, which for the Company, is foreign currency translation adjustments and changes in unrealized gains and losses on investments.

The following table presents the components of comprehensive loss for the three and six months ended June 30, 2005 and 2004 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Net loss	$(6,667)	$(1,596)	$(11,218)	$(4,203)
Unrealized gain (loss) on investments	53	(96)	35	(82)
Foreign currency translation loss	(78)	(146)	(195)	(149)

Comprehensive loss	$(6,692)	$(1,838)	$(11,378)	$(4,434)

NOTE 9:	GUARANTEES, WARRANTIES AND INDEMNITIES

Guarantees

As of June 30, 2005, the Company’s financial guarantees consist of standby letters of credit outstanding which are secured by certificates of deposit, representing the restricted cash requirements collateralizing the

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s lease obligations. The following table presents the maximum amount of potential future payment under certain facilities lease arrangements and statutory requirements presented as restricted cash on the Company’s condensed consolidated balance sheet at June 30, 2005 (in thousands):

Description	Location	Amount

Pacific Shores	California	$10,907
Montreal lease	Montreal, Canada	201
Italian VAT filing	Italy	279
Brazil building lease	Brazil	11

Total		$11,398

Warranty

The Company does not maintain a general warranty reserve for estimated costs of product warranties at the time revenue is recognized due to the effectiveness of its extensive product quality program and processes.

Indemnifications to Customers

The Company defends and indemnifies its customers for damages and reasonable costs incurred in any suit or claim brought against them alleging that the Company’s products sold to its customers infringe any U.S. patent, copyright, trade secret or similar right. If a product becomes the subject of an infringement claim, the Company may, at its option: (i) replace the product with another non-infringing product that provides substantially similar performance; (ii) modify the infringing product so that it no longer infringes but remains functionally equivalent; (iii) obtain the right for the customer to continue using the product at the Company’s expense and for the third-party reseller to continue selling the product; (iv) take back the infringing product and refund to customer the purchase price paid less depreciation amortized on a straight line basis. The Company has not been required to make material payments pursuant to these provisions historically. The Company has not identified any losses that are probable under these provisions and, accordingly, the Company has not recorded a liability related to these indemnification provisions.

Indemnifications to Officers and Directors

The Company’s corporate by-laws require that the Company indemnify its officers and directors, as well as those who act as directors and officers of other entities at its request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. In addition, the Company has entered into separate indemnification agreements with each director, each board-appointed officer of the Company and certain other key employees of the Company that provides for indemnification of these directors, officers and employees under similar circumstances. The indemnification obligations are more fully described in the by-laws and the indemnification agreements. The Company purchases insurance to cover claims, or a portion of claims, made against its directors and officers. Since a maximum obligation of the Company is not explicitly stated in the Company’s by-laws or in its indemnification agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not made payments related to these obligations, and the estimated fair value for these obligations is zero on the condensed consolidated balance sheet as of June 30, 2005.

Other Indemnifications

As is customary in the Company’s industry and as provided for in local law in the U.S. and other jurisdictions, many of its standard contracts provide remedies to others with whom the Company enters into

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of its products. From time to time, the Company indemnifies its suppliers, contractors, lessors, lessees and others with whom the Company enters into contracts, against combinations of loss, expense, or liability arising from various trigger events related to the sale and the use of its products and services, the use of their goods and services, the use of facilities, the state of the assets and businesses that the Company sells and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time the Company also provides protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In the Company’s experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material. At June 30, 2005, there were no outstanding claims for such indemnifications.

NOTE 10:	RESTRUCTURING

In 2001, the Company decided not to occupy its Pacific Shores facility. This decision resulted in a lease loss comprised of sublease loss, broker commissions and other facility costs. To determine the sublease loss, the loss after the Company’s cost recovery efforts to sublease the building, certain assumptions were made relating to the (1) time period over which the building would remain vacant, (2) sublease terms and (3) sublease rates. The Company established the reserves at the low end of the range of estimable cost against outstanding commitments, net of estimated future sublease income. These estimates were derived using the guidance provided in SAB No. 100, “Restructuring and Impairment Charges,” and EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” The lease loss may be adjusted in the future upon triggering events (change in estimate of time to sublease, actual sublease rates, or other factors as these changes become known).

The restructuring reserve balance as of December 31, 2004 was $62.9 million. During the first quarter of 2005, the Company incurred $79,000 as consulting expense in order to get property tax refunds of $130,000, resulting in restructuring credit of $51,000. During the second quarter of 2005 the Company received property tax and common area maintenance refunds of approximately $47,000 that were prepaid during 2004, which resulted in a $47,000 restructuring credit.

In September 2004, with the approval of its Board of Directors, the Company commenced streamlining operations in the Engineering and Product Management departments in the California location in order to reallocate resources to its sales operations and outbound marketing efforts. This resulted in the displacement of 16 employees and the Company recorded a severance charge of $574,000 as restructuring expense on the condensed consolidated statement of operations. As of June 30, 2005 all 16 employees had been displaced. For the six months ended June 30, 2005, severance in the amount of $41,900 was paid. The Company anticipates cash payments for outplacement services and other related expenses of $39,000 to be paid by the end of 2005.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The restructuring expenses and reserve balance are as follows (in thousands):

		Severance	Asset
	Lease	and	Write	Total
	Loss	Related	Down	Restructuring

2001 Plan
Balance at December 31, 2004	$62,827	$—	$—	$62,827

Total charges for the quarter ended March 31, 2005	(51)	—	—	(51)
Amount utilized in the quarter ended March 31, 2005	(2,390)	—	—	(2,390)
Adjustment related to property tax refund	130	—	—	130

Balance at March 31, 2005	$60,516	—	—	$60,516
Total charges refunded in the quarter ended June 30, 2005	(47)	—	—	(47)
Amount utilized in the quarter ended June 30, 2005	(2,412)	—	—	(2,412)

Balance at June 30, 2005	$58,057	$—	$—	$58,057

2001 Plan reserve balance at June 30, 2005:
Current restructuring reserve	$10,283	$—	$—	$10,283

Long-term restructuring reserve	$47,774	$—	$	$47,774

Q3 2004 Plan
Balance at December 31, 2004	$—	$81	$—	$81
Amount utilized in the quarter ended March 31, 2005	—	(42)	—	(42)

Balance at March 31, 2005	$—	$39	$—	$39
Amount utilized in the quarter ended June 30, 2005	—	—	—	—

Balance at June 30, 2005	$—	$39	$—	$39

Summary balance at June 30, 2005 (two plans together):
Current restructuring reserve	$10,283	$39	$—	$10,322

Long-term restructuring reserve	$47,774	$—	$—	$47,774

NOTE 11:	COMMITMENTS AND CONTINGENCIES

Operating leases

In May 2000, the Company entered into a lease for its Pacific Shore facility. The lease has an eleven-year term, which began in August 2001. A $10.9 million certificate of deposit secures a letter of credit required by the landlord for a rent deposit. In conjunction with the April 2001 restructuring plans, the Company decided not to occupy this leased facility. The future minimum lease payments table referenced below does not include estimated sublease income, as there are no sublease commitments as of June 30, 2005.

In June 2004, the Company signed lease agreements for three office buildings in the Menlo Park location, under which the Company leases an aggregate of approximately 49,000 square feet. Each of the leases has a five-year term, expiring in August 2009 without renewal options. The initial aggregate monthly cash payment for these three leases totals approximately $42,000.

The Company leases its facilities under non-cancelable operating leases with various expiration dates through July 2012. Rent expense is recognized on a straight-line basis over the lease term for leases that have scheduled rental payment increases. Rent expense for the three and six months ended June 30, 2005 was

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately $298,000 and $501,000, respectively. Rent expense for the three and six months ended June 30, 2004 was approximately $521,000 and $1,053,000, respectively.

As of June 30, 2005, future minimum lease payments under these agreements, including the Company’s unoccupied leased facility and lease loss portion of the restructuring reserve, are as follows (in thousands):

Year Ending December 31,

2005 (remaining six months)	$4,673
2006	9,286
2007	9,495
2008	9,535
2009	9,648
Thereafter	25,500

Total future minimum lease payments	$68,137

Employment Agreements

In March, 2005, the Company entered into a Change of Control and Retention Agreement (the “Retention Agreement”) with each of its officers, other than its Chief Executive Officer, who are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the “Act”) and two other officers. On December 2, 2004, the Board of Directors (the “Board”) of the Company authorized its Chief Executive Officer to cause the Company to enter into such agreements, with certain specified terms, and such other terms as he may determine are appropriate, with such officers and other officers of the Company he may select. Under the terms of the Retention Agreement, in the event of a “Change of Control” of the Company, each officer that is a party to the agreement will be entitled, if terminated without cause or constructively terminated with good reason within 18 months after the Change of Control, (a) to receive a cash severance payment equal to her or his annual salary and annual bonus (50% of such amounts, in the case of the other officers), and (b) to have accelerated the vesting of 50% of his or her unvested options to purchase common stock of the Company, in the case of the Section 16 Officers, and 50% of such amount, in the case of the other officers.

Other Contingencies

In August 2001, the first of a number of complaints was filed, in the United States District Court for the Southern District of New York, on behalf of a purported class of persons who purchased the Company’s stock between April 12, 2000, and December 6, 2000. Those complaints have been consolidated into one action. The complaint generally alleges that various investment bank underwriters engaged in improper and undisclosed activities related to the allocation of shares in the Company’s initial public offering of securities. The complaint makes claims for violation of several provisions of the federal securities laws against those underwriters, and also against the Company and some of the Company’s directors and officers. Similar lawsuits, concerning more than 250 other companies’ initial public offerings, were filed in 2001. In February 2003, the Court denied a motion to dismiss with respect to the claims against the Company. In the third quarter of 2003, a proposed settlement in principle was reached among the plaintiffs, issuer defendants (including the Company) and the issuers’ insurance carriers. The settlement calls for the dismissal and release of claims against the issuer defendants, including the Company, in exchange for a contingent payment to be paid, if necessary, by the issuer defendants’ insurance carriers and an assignment of certain claims. The timing of the conclusion of the settlement remains unclear, and the settlement is subject to a number of conditions, including approval of the Court. The settlement is not expected to have any material impact upon the Company, as payments, if any, are expected to be made by insurance carriers, rather than by the Company. In July 2004, the underwriters filed a motion opposing approval by the court of the settlement among the

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

plaintiffs, issuers and insurers. In March 2005, the court granted preliminary approval of the settlement, subject to the parties agreeing to modify the term of the settlement which limits each underwriter from seeking contribution against its issuer for damages it may be forced to pay in the action. In the event a settlement is not concluded, the Company intends to defend the litigation vigorously. The Company believes it has meritorious defenses to the claims against the Company.

On May 18, 2005, the Company received a copy of a complaint naming Former Nuance and the members of its board of directors as defendants in a lawsuit filed, on May 13, 2005, in the Superior Court of the State of California, County of San Mateo, by Mr. Frank Capovilla, on behalf of himself and, purportedly, the holders of the Company’s common stock. The complaint alleges, among other things, that the Company’s board of directors breached their fiduciary duties to the Company’s stockholders respecting the Merger Agreement that was entered into with ScanSoft. The complaint seeks to declare that the Merger Agreement is unenforceable. The complaint also seeks an award of attorney’s and expert’s fees. The Company believes the allegations of this lawsuit are without merit and expects that the Company and its directors will vigorously contest the action.

In addition, the Company is subject, from time to time, to various other legal proceedings, claims and litigation that arise in the normal course of business. While the outcome of any of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 12:	SEGMENT REPORTING

The Company’s operating segments are defined as components of the Company, about which separate financial information is available, that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer of the Company.

Revenues are generated from three primary sources: (1) software licenses; (2) services, which include consulting services and education services; and (3) maintenance, which include software license updates and customer technical support. Revenues for the segments are identical to those presented on the accompanying condensed consolidated statements of operations. The Company does not track expenses or derive profit or loss based on these segments.

Sales of licenses, as well as services and maintenance, through June 30, 2005, occurred through third-party resellers and through direct sales representatives located in the Company’s headquarters in Menlo Park, California, and in other locations. These sales were supported through the Menlo Park location. The Company does not separately report costs by region internally.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenues are based on the country in which the end-user is located. The following is a summary of license, service and maintenance revenue by geographic region (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004

License revenue:
United States	$2,881	$4,972	$5,582	$9,194
Canada	813	1,174	1,507	1,951
Europe	639	834	926	1,095
Asia Pacific	197	184	593	374
Latin America	11	5	96	58

Total license revenue	$4,541	$7,169	$8,704	$12,672

Service revenue:
United States	$1,503	$1,564	$3,230	$2,700
Canada	372	319	832	623
Europe	4	115	85	307
Asia Pacific	726	1,391	2,092	3,265
Latin America	—	23	—	79

Total service revenue	$2,605	$3,412	$6,239	$6,974

Maintenance revenue:
United States	$2,608	$2,397	$5,135	$4,671
Canada	612	530	1,208	1,031
Europe	398	385	788	750
Asia Pacific	345	345	687	686
Latin America	148	155	297	311

Total service revenue	$4,111	$3,812	$8,115	$7,449

Total revenue:
United States	$6,992	$8,933	$13,947	$16,565
Canada	1,797	2,023	3,547	3,605
Europe	1,041	1,334	1,799	2,152
Asia Pacific	1,268	1,920	3,372	4,325
Latin America	159	183	393	448

Total revenue	$11,257	$14,393	$23,058	$27,095

NOTE 13:	RELATED PARTIES

Certain members of the Company’s Board of Directors also serve as directors for companies to which the Company sells products in the ordinary course of its business. The Company believes that the terms of its transactions with those companies are no less favorable to the Company than the terms that would have been obtained absent those relationships.

Specifically, (1) one member of the Company’s Board of Directors is on the Board of Directors of Wells Fargo, which is a customer of the Company, (2) one reseller, EPOS, is a wholly owned subsidiary of

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Tier Technologies, for which the Company’s President and CEO, Charles W. Berger, serves as a director, (3) one member of the Company’s Board of Directors is also on the Board of Directors of BeVocal, a customer of the Company, and (4) in 2004 one member of the Company’s Board of Directors was also on the Board of Directors of MCI, a customer of the Company.

The following table summarizes the revenue generated from these customers for the three and six months ended June 30, 2005 and 2004, (in thousands):

	Three Months		Six Months
	Ended		Ended
	June 30,		June 30,
	2005	2004	2005	2004

Wells Fargo	$146	$51	$330	$164
MCI	—	223	—	381
BeVocal	23	—	23	—
EPOS	42	—	160	—

Total	$211	$274	$513	$545

The following table summarizes the amounts owed to the Company by these customers as of June 30, 2005 and December 31, 2004 (in thousands):

	As of
	June 30,	December 31,
	2005	2004

Wells Fargo	$15	$43
MCI	—	303
BeVocal	29	—
EPOS	9	94

Total	$53	$440

NOTE 14:	MERGER OF THE COMPANY WITH SCANSOFT, INC.

On May 9, 2005, the Company and ScanSoft, Inc. announced that the two companies had entered into a definitive agreement to merge. Under the terms of the Merger Agreement, which has been unanimously approved by both boards of directors, at the completion of the Merger each outstanding share of Former Nuance common stock will be converted into a combination of $2.20 in cash and 0.77 of a share of ScanSoft common stock. In addition, at the closing of the Merger, ScanSoft will assume all of the Company’s outstanding stock options with an exercise price below $10.01 per share. All of the Company’s other outstanding stock options will be cancelled. Completion of the Merger is subject to customary closing conditions, including receipt of required approvals from the stockholders of the Company and ScanSoft and receipt of required regulatory approvals. The Merger, which is expected to close in the third calendar quarter of 2005, may not be completed if any of the conditions are not satisfied.

Under terms specified in the Merger Agreement, the Company or ScanSoft may terminate the Merger, in which case, the terminating party may be required to pay a termination fee equal to 3% of the aggregate value of the transaction to the other party in certain circumstances. During the second quarter of 2005 the Company

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recorded approximately $2.6 million in Merger related expenses. The following table presents the major components of merger expenses (in thousands):

Description	Amount

Retention bonuses	$710
Legal	682
Accounting and consulting fees	280
Investment banker fees	930

Total merger expenses	$2,602

Former Nuance Communications, Inc.

Annual Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Former Nuance Communications, Inc. and Subsidiaries:
Menlo Park, California

We have audited the accompanying consolidated balance sheets of Former Nuance Communications, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the consolidated financial statement schedule listed in the Index as Schedule II. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2005 (not presented herein) expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/  DELOITTE & TOUCHE LLP

San Jose, California
March 15, 2005

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2003
	(In thousands, except share and per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$53,583	$40,206
Short-term investments	37,493	66,599
Accounts receivable, net of allowance for doubtful accounts of $583 and $837, respectively	13,953	13,934
Prepaid expenses and other current assets	3,839	4,246

Total current assets	108,868	124,985
Property and equipment, net	4,059	3,937
Long-term note receivable	5,005	—
Intangible assets, net	580	993
Restricted cash	11,109	11,113
Deferred income taxes	398	254
Other assets	238	215

Total assets	$130,257	$141,497

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,328	$1,086
Accrued liabilities	8,067	6,920
Current restructuring accrual	10,203	9,554
Current deferred revenue	8,157	7,731
Current portion of capital lease	—	33

Total current liabilities	27,755	25,324
Long-term deferred revenue	544	699
Long-term restructuring accrual	52,705	42,891
Other long-term liabilities	37	22

Total liabilities	81,041	68,936

Commitments and contingencies (Note 12)
Stockholders’ Equity:
Common stock, $0.001 par value, 250,000,000 shares authorized; 36,077,623 and 34,995,251 shares issued and outstanding, respectively	36	35
Additional paid-in capital	332,521	329,975
Accumulated other comprehensive income	1,035	748
Accumulated deficit	(284,376)	(258,197)

Total stockholders’ equity	49,216	72,561

Total liabilities and stockholders’ equity	$130,257	$141,497

The accompanying notes are an integral part of these consolidated financial statements.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2004	2003	2002
	(In thousands,except per share data)

Revenue:
License	$26,409	$28,207	$26,783
Service	15,806	14,266	8,191
Maintenance	15,662	12,565	9,111

Total revenue	57,877	55,038	44,085

Cost of revenue:
License	396	370	641
Service(1)	10,460	9,982	7,680
Maintenance(1)	2,634	2,548	3,374

Total cost of revenue	13,490	12,900	11,695

Gross profit	44,387	42,138	32,390

Operating expenses:
Sales and marketing(1)	26,727	28,179	39,712
Research and development(1)	14,504	15,310	14,153
General and administrative(1)	11,037	11,533	13,393
Non-cash compensation expense	73	28	928
Restructuring charges and asset impairments	19,737	9,375	37,275

Total operating expenses	72,078	64,425	105,461

Loss from operations	(27,691)	(22,287)	(73,071)
Interest and other income, net	1,097	1,180	2,687

Loss before income taxes	(26,594)	(21,107)	(70,384)
Provision for (benefit from) income taxes	(415)	(1,806)	800

Net loss	$(26,179)	$(19,301)	$(71,184)

Basic and diluted net loss per share	$(0.74)	$(0.56)	$(2.11)

Shares used to compute basic and diluted net loss per share	35,487	34,471	33,666

(1)	Excludes non-cash compensation expense as follows:

	Year Ended December 31,
	2004	2003	2002

Service and maintenance cost of revenue	$—	$1	$58
Sales and marketing	—	2	264
Research and development	73	6	423
General and administrative	—	19	183

	$73	$28	$928

The accompanying notes are an integral part of these consolidated financial statements.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

					Accumulated
			Additional	Deferred	Other
	Common Stock		Paid-In	Stock	Comprehensive	Accumulated	Stockholders’	Comprehensive
	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit	Equity	Loss
	(In thousands, except share amounts)

Balance at January 1, 2002	33,198,051	$33	$324,371	$(1,532)	$(335)	$(167,712)	$154,825	$—
Exercise of common stock options	307,330	—	498	—	—	—	498	—
Repurchase of common stock	(3,355)		(11)				(11)
Reversal of issuance of stock repurchased in prior year	10,000		72				72
ESPP common stock issued	614,923	1	2,049				2,050
Amortization of deferred stock compensation	—	—	—	928	—	—	928	—
Deferred stock compensation adjustment	—	—	(383)	383	—		—	—
Issuance of shares for representations and warranties related to SpeechFront	16,588		1,743			—	1,743
Issuance of shares relating to SpeechFront founders retention and product milestones (See Note 4)	38,707		—			—	—
Unrealized gain on available-for-sale securities			—		284		284	284
Foreign currency translation gain			—		68		68	68
Net loss	—	—	—	—	—	(71,184)	(71,184)	(71,184)

Balance at December 31, 2002	34,182,244	$34	$328,339	$(221)	$17	$(238,896)	$89,273	$(70,832)

Exercise of common stock options	226,828	—	675	—	—	—	675	—
ESPP common stock issued	586,179	1	1,154				1,155
Amortization of deferred stock compensation	—	—	—	28	—	—	28	—
Deferred stock compensation adjustment	—	—	(193)	193	—	—	—	—
Unrealized loss on available-for-sale securities			—		(155)		(155)	(155)
Foreign currency translation gain			—		886		886	886
Net loss	—	—	—	—	—	(19,301)	(19,301)	(19,301)

Balance at December 31, 2003	34,995,251	$35	$329,975	$—	$748	$(258,197)	$72,561	$(18,570)

Exercise of common stock options	376,726	—	982	—	—	—	982	—
ESPP common stock issued	705,646	1	1,564				1,565
Unrealized loss on available-for-sale securities			—		(141)		(141)	(141)
Foreign currency translation gain			—		428		428	428
Net loss	—	—	—	—	—	(26,179)	(26,179)	(26,179)

Balance at December 31, 2004	36,077,623	$36	$332,521	$—	$1,035	$(284,376)	$49,216	$(25,892)

The accompanying notes are an integral part of these consolidated financial statements.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
	(In thousands)

Cash flows from operating activities:
Net loss	$(26,179)	$(19,301)	$(71,184)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,586	3,804	4,287
Loss on fixed asset disposals	134	198	13
Amortization of intangible assets	413	412	568
Non-cash compensation expense	73	28	928
Allowance for doubtful accounts (recoveries)	(254)	167	(642)
Deferred income taxes	(144)	180	(141)
Asset impairments	—	—	887
Write-off of excess purchased software	—	—	275
Changes in operating assets and liabilities:
Accounts receivable	235	(5,751)	(1,309)
Prepaid expenses, other current assets and other assets	403	2,104	(1,112)
Restructuring accrual	10,463	(240)	23,542
Accounts payable	242	(505)	206
Accrued liabilities and other long-term liabilities	1,129	(2,192)	(1,211)
Deferred revenue	271	(524)	(1,882)

Net cash used in operating activities	(10,628)	(21,620)	(46,775)

Cash flows from investing activities:
Purchase of investments	(117,784)	(109,699)	(109,524)
Maturities of investments	146,725	126,682	68,030
Purchase of property and equipment	(2,842)	(1,609)	(3,016)
Long-term note receivable from Spanlink	(5,000)	—	—
Purchase of intangible assets	—	—	(375)
(Increase) decrease in restricted cash	4	(35)	137

Net cash provided by (used in) investing activities	21,103	15,339	(44,748)

Cash flows from financing activities:
Proceeds from Employee Stock Purchase Plan	1,565	1,155	2,049
Proceeds from exercise of common stock options	909	675	498
Reversal of issuance of stock purchased in prior year	—	—	72
Repurchase of common stock	—	—	(11)

Net cash provided by financing activities	2,474	1,830	2,608

Effect of exchange rate fluctuations	428	886	68

Net increase (decrease) in cash and cash equivalents	13,377	(3,565)	(88,847)
Cash and cash equivalents, beginning of period	40,206	43,771	132,618

Cash and cash equivalents, end of period	$53,583	$40,206	$43,771

Supplementary disclosures of cash flow information:
Cash paid during the period for:
Interest	$4	$27	$40
Income taxes	$382	$1,013	$536
Supplementary disclosures of non-cash transactions:
Unrealized gain (loss) on available-for-sale securities	$(141)	$(155)	$284
Issuance of shares related to SpeechFront	$—	$—	$1,743

The accompanying notes are an integral part of these consolidated financial statements.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND OPERATIONS

Former Nuance Communications, Inc. (together with its subsidiaries, the “Company”) was incorporated under the name “Nuance Communications, Inc.” (see Note 19) in July 1994 in the state of California, and subsequently reincorporated in March 2000 in the state of Delaware, to develop, market and support software that enables enterprises and telecommunications carriers to automate the delivery of information and services over the telephone. The Company’s software product lines consist of software servers that run on industry-standard hardware and perform speech recognition, natural language understanding and voice authentication. The Company sells its products through a combination of third-party resellers, original equipment manufacturers (“OEM”) and system integrators and directly to end-users.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates include, but are not limited to, allowance for doubtful accounts, restructuring accrual, income taxes, contingencies and percentage of completion estimates of certain revenue contracts. Actual results could differ from those estimates.

Certain Significant Risks and Uncertainties

The Company operates in a dynamic and highly competitive industry and believes that any of the following potential factors could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: the volatility of, and rapid change in, the speech software industry; potential competition, including competition from larger, more established companies with newer, better, or less expensive products or services; the Company’s dependence on key employees for technology and support; the Company’s failure to adopt, or develop products based on, new industry standards; changes in the overall demand by customers and consumers for speech software products generally, and for the Company’s products in particular; changes in, or the loss of, certain strategic relationships (particularly reseller relationships); the loss of a significant customer(s) or order(s); litigation or claims against the Company related to intellectual property, products, regulatory obligations or other matters; the Company’s inability to protect its proprietary intellectual property rights; adverse changes in domestic and international economic and/or political conditions or regulations; the Company’s inability to attract and retain employees necessary to support growth; liability with respect to the Company’s software and related claims if such software is defective or otherwise does not function as intended; a lengthy sales cycle which could result in the delay or loss of potential sales orders; seasonal variations in the Company’s sales due to patterns in the budgeting and purchasing cycles of our customers; the Company’s inability to manage its operations and resources in accordance with market conditions; the need for an increase in the Company’s restructuring accrual for the Pacific Shores facility; the failure to realize anticipated benefits from any potential acquisition of companies, products, or technologies; the Company’s inability to collect amounts owed to it by its customers; and the Company’s inability to develop localized versions of its products to meet international demand.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents consist of money market accounts, certificates of deposit and deposits with banks. Cash and cash equivalents are recorded at cost which approximates fair value.

Valuation Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by the Company’s review of their current credit information. The Company continually monitors collections and payments from customers and maintains a provision for estimated credit losses based on a percentage of its accounts receivable, the historical experience and any specific customer collection issues that the Company has identified. While such credit losses have historically been within the Company’s expectations and appropriate reserves have been established, the Company cannot guarantee that it will continue to experience the same credit loss rates that the Company has experienced in the past. Material differences may result in the amount and timing of revenue and or expenses for any period if management made different judgments or utilized different estimates.

Investments

The Company’s investments are comprised of U.S. Treasury notes, U.S. Government agency bonds, corporate bonds and commercial paper. Investments with remaining maturities of less than one year are considered to be short-term. All investments are held in the Company’s name at major financial institutions. At December 31, 2004, all of the Company’s investments were classified as available-for-sale and carried at fair value, which is determined based on quoted market prices, with net unrealized gains or losses included in “Accumulated other comprehensive income” in the accompanying consolidated balance sheets. Gains and losses are recognized in income when realized. As of December 31, 2004, the Company had no investment subject to other-than-temporary impairment.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment and software	2-3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or estimated useful life

Restricted Cash

The restricted cash represents investments in certificates of deposit. The restricted cash secures letters of credit required by landlords to meet rent deposit requirements for leased facilities in the U.S. and Canada.

Valuation of Long-lived Assets

The Company has assessed the recoverability of long-lived assets, including intangible assets other than goodwill, by determining whether the carrying value of such assets will be recovered through undiscounted future cash flows according to the guidance of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment of Disposal of Long Lived Assets.” The Company assesses whether it will recognize the future benefit of long-lived assets, including intangibles in accordance with the provisions of SFAS No. 144. For assets to be held and used, including acquired intangibles, the Company initiates its review annually or whenever events or changes in circumstances indicate that the carrying amount of a long-

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

lived asset may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the expected future undiscounted cash flows (without interest charges) that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Significant management judgment is required in the forecasting of future operating results which are used in the preparation of projected discounted cash flows and should different conditions prevail, material write downs of net intangible assets and/or goodwill could occur.

The Company assesses the impairment of goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,”.

It is reasonably possible that the estimates of anticipated future gross revenue, the remaining estimated economic life of the products and technologies, or both, could differ from those used to assess the recoverability of these costs and result in a write-down of the carrying amount or a shortened life of acquired intangibles in the future. As of December 31, 2004, the Company has no goodwill balance.

Software Development Costs — Software to be sold

Costs incurred in the research and development of software products are expensed as incurred until technological feasibility has been established. Once technological feasibility has been established, these costs are capitalized. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technologies. Amounts that could have been capitalized were insignificant and, therefore, no costs have been capitalized to date.

Software Development Costs — Internal use

The Company purchased software for internal use during the twelve months ended December 31, 2004. Therefore, external direct costs of software development and payroll and payroll related costs incurred for time spent on the project by employees directly associated with the development are capitalized after the “preliminary project stage” is completed. Accordingly, the Company had capitalized $1.0 million and $0 related to software development for internal use as of December 31, 2004 and December 31, 2003, respectively.

Restructuring and Asset Impairment Charges

The Company accrues for restructuring costs when management approves and commits to a firm plan. Historically the main components of the Company’s restructuring plans have been related to workforce reductions, lease losses as a result of a decision not to occupy certain leased property and asset impairments. Workforce-related charges are accrued based on an estimate of expected benefits that would be paid out to the employees. To determine the sublease loss, after the Company’s cost recovery efforts from subleasing the building, certain assumptions are made relating to the (1) time period over which the building would remain vacant (2) sublease terms and (3) sublease rates. The Company establishes the reserves at the low end of the range of estimable cost against outstanding commitments, net of estimated future sublease income. These estimates are derived using the guidance provided in Staff Accounting Bulletin (“SAB”) No. 100, “Restructuring and Impairment Charges,” Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” and SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities.” These reserves are based upon management’s estimate of the time required to sublet the property, the amount of sublet income that may be generated between the date the property is not occupied and expiration of the lease for the unoccupied property as well as costs to maintain the property and anticipated costs to sublease the property. These estimates are reviewed and revised quarterly and may result in a substantial increase or

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

decrease to restructuring expense should different conditions prevail than were anticipated in original management estimates.

Income Taxes

In preparing the Company’s consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which the Company operates. This process involves estimating actual current tax exposures together with assessing tax credits and temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The Company then assesses the likelihood that deferred tax assets will be recovered from future taxable income, and to the extent it believes that recovery is not likely, the Company must establish a valuation allowance. To the extent the Company establishes a valuation allowance or increases this allowance in a period, the Company includes an expense within the tax provision in its consolidated statement of operations. As of December 31, 2004, the Company had no contingencies.

Significant management judgment is required in determining the Company’s provision for income taxes, income tax credits, the Company’s deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets. The Company has recorded a valuation allowance due to uncertainties related to its ability to utilize some of its deferred tax assets, primarily consisting of the utilization of certain net operating loss carry forwards and foreign tax credits before they expire. The valuation allowance is based on estimates of taxable income by the jurisdictions in which the Company operates and the period over which deferred tax assets will be recoverable. In the event that actual results differ from these estimates or the Company adjusts these estimates in future periods, the Company may need to establish an additional valuation allowance, which could impact the Company’s financial position and results of operations. As of December 31, 2004, the Company had no recorded tax contingencies.

Revenue Recognition

Revenues are generated from licenses, services and maintenance. All revenues generated from the Company’s worldwide operations are approved at its corporate headquarters, located in the United States. The Company applies the provisions of Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition,” as amended by SOP No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products. The Company also recognizes some revenue based on SOP No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” and EITF No. 03-05 “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.”

The Company’s license revenue consists of license fees for its software products. The license fees for the Company’s software products are calculated primarily by determining the maximum number of calls that may be simultaneously connected to its software.

For licensed products requiring significant customization, the Company recognizes license revenue using the percentage-of-completion method of accounting over the period that services are performed. For all license and service agreements accounted for under the percentage-of-completion method, the Company determines progress to completion based on actual direct labor hours incurred to date as a percentage of the estimated total direct labor hours required to complete the project. The Company periodically evaluates the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and can be reasonably estimated. To date, these losses have not been significant. Costs incurred in advance of billings are recorded as costs incurred exceed the related billings on uncompleted contracts. If the amount of revenue recognized exceeds the amounts billed to customers, the excess amount is recorded as unbilled accounts receivable. If the

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on the Company’s percentage completion of projects in progress. Significant management judgment and discretion are used to estimate total direct labor hours required to complete the project. Any changes in or deviation from these estimates could have a material effect on the amount of revenue the Company recognizes in any period.

For licensed products that do not require significant customization of components, the Company recognizes revenue from the sale of software licenses when:

•	persuasive evidence of an arrangement exists;

•	the software and corresponding authorization codes have been delivered;

•	the fee is fixed and determinable;

•	collection of the resulting receivable is probable.

The Company uses a signed contract and either 1) a purchase order, 2) an order form or 3) a royalty report as evidence of an arrangement.

Products delivered with acceptance criteria or return rights are not recognized as revenue until all revenue recognition criteria are achieved. If undelivered products or services exist that are essential to the functionality of the delivered product in an arrangement, delivery is not considered to have occurred. Delivery is accomplished through electronic distribution of the authorization codes or “keys.” Occasionally the customer will require that the Company secure their acceptance of the system in addition to the delivery of the keys. Such acceptance, when required, typically consists of a demonstration to the customer that, upon implementation, the software performs in accordance with specified system parameters, such as recognition accuracy or transaction completion rates. In the absence of such required acceptance, the Company will defer revenue recognition until signed acceptance is obtained.

The Company considers the fee to be fixed and determinable when the price is not subject to refund or adjustments.

The Company assesses whether collection of the resulting receivable is probable based on a number of factors, including the customer’s past payment history and current financial position. If the Company determines that collection of a fee is not probable, the Company defers recognition of the revenue until the time collection becomes reasonably assured, which is upon receipt of the cash payment.

The Company uses the residual method to recognize revenue when a license agreement includes one or more elements to be delivered at a future date if Vendor Specific Objective Evidence (“VSOE”) of the fair value of all undelivered elements exists. VSOE of fair value is based on the price charged when the element is sold separately, or if not yet sold separately, is established by authorized management. In situations where VSOE of fair value for undelivered elements does not exist, the entire amount of revenue from the arrangement is deferred and recognized when VSOE of fair value can be established for all undelivered elements or when all such elements are delivered. In situations where the only undelivered element is maintenance and VSOE of fair value for maintenance does not exist, the entire amount of revenue from the arrangement is recognized ratably over the maintenance period. As a general rule, license revenue from third-party resellers is recognized when product has been sold through to an end user and such sales have been reported to the Company. However, certain third-party reseller agreements include time-based provisions on which the Company bases revenue recognition, in these instances, there is no right of returns possible.

The timing of license revenue recognition is affected by whether the Company performs consulting services in the arrangement and the nature of those services. In the majority of cases, the Company either performs no consulting services or the Company performs services that are not essential to the functionality of the software. When the Company performs consulting and implementation services that are essential to the

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

functionality of the software, the Company recognizes both license and consulting revenue utilizing contract accounting based on the percentage of the consulting services that have been completed. This calculation is done in conformity with SOP No. 81-1; however, judgment is required in determining the percentage of the project that has been completed.

Service revenue consists of revenue from providing consulting, training and other revenue. Other revenue consists primarily of reimbursements for consulting out-of-pocket expenses incurred and recognized, in accordance with EITF No. 01-14, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred.” For services revenue, the Company requires 1) a signed contract, 2) statement of work and 3) purchase order or order form prior to recognizing any services revenue. The Company’s consulting service contracts are bid either on a fixed-fee basis or on a time-and-materials basis. For a fixed-fee contract, the Company recognizes revenue using the percentage of completion method. For time-and-materials contracts, the Company recognizes revenue as services are performed. Training service revenue is recognized as services are performed. Losses on service contracts, if any, are recognized as soon as such losses become known.

Maintenance revenue consists of fees for providing technical support and software upgrades and updates. The Company requires a signed contract and purchase order prior to recognizing any maintenance revenue. The Company recognizes all maintenance revenue ratably over the contract term for such maintenance. Customers have the option to purchase or decline maintenance agreements at the time of the license purchase. If maintenance is declined, a reinstatement fee is required when the customer decides to later activate maintenance. Customers generally have the option to renew or decline maintenance agreements annually during the contract term.

The Company’s standard payment terms are generally net 30 to 90 days from the date of invoice. Thus, a significant portion of the Company’s accounts receivable balance at the end of a quarter is primarily comprised of revenue from that quarter.

Deferred Revenue

The Company records deferred revenue primarily as a result of payments from customers received in advance of recognition of revenue.

The deferred revenue amount includes 1) unearned license revenues, which will be recognized as revenue when the appropriate revenue recognition criteria have been met, 2) prepaid maintenance and prepaid or unearned professional services that will be recognized as revenue as the services are performed or contract expiration periods lapse, and 3) license revenue subject to deferral as a result of applying percentage completion to certain contracts.

Foreign Currency Translation and Transactions

The functional currency of the Company’s foreign subsidiaries is deemed to be the local country’s currency. Consequently, assets and liabilities recorded in foreign currencies are translated at year-end exchange rates; revenues and expenses are translated at average exchange rates during the year. The effects of foreign currency translation adjustments are included in stockholders’ equity as a component of “accumulated other comprehensive income” in the accompanying consolidated balance sheets. The effects of foreign currency transactions are included in “Interest and other income, net” in the accompanying consolidated statement of operations.

Comprehensive loss

In 2001, the Company adopted SFAS No. 130, “Reporting Comprehensive Income” which requires that an enterprise reports, by major components and in a single total, the change in its net assets from non-owner

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

sources, which for the Company, is foreign currency translation and changes in unrealized gains and losses on investments.

Concentration of Credit Risks

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are held with financial institutions and consist of cash in bank accounts that exceed Federally insured limits. The Company does not require its customers to provide collateral or other security to support accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers’ financial condition and maintains allowances for estimated potential bad debt losses.

Stock-based compensation

The Company accounted for stock-based awards to employees and directors using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method, the Company records compensation expense related to stock options in the consolidated statement of operations when the exercise price of its employee stock-based award is less than the market price of the underlying stock on the date of the grant. Pro forma net loss and net loss per share information, as required by SFAS No. 123,” Accounting for Stock-Based Compensation,” has been determined as if the Company had accounted for all employee stock options granted, including shares issuable to employees under the Employee Stock Purchase Plan, under SFAS No. 123’s fair value method.

The Company amortizes the fair value of stock options on a straight-line basis over the required periods.

The pro forma effect of recognizing compensation expense in accordance with SFAS No. 123 is as follows:

	Year Ended December 31,
	2004	2003	2002

Net loss, as reported	$(26,179)	$(19,301)	$(71,184)
Add: Stock-based employee compensation expense included in net loss, net of tax	73	28	541
Less: Total stock-based employee compensation expense under fair value method for all awards, net of tax	(26,400)	(34,145)	(37,305)

Pro forma net loss	$(52,506)	$(53,418)	$(107,948)

Basic and diluted net loss per share — as reported	$(0.74)	$(0.56)	$(2.11)
Basic and diluted net loss per share — pro forma	$(1.48)	$(1.55)	$(3.21)

Net Loss Per Share

Net loss per share is calculated under SFAS No. 128, “Earnings Per Share.” Basic net loss per share on a historical basis is computed by dividing the net loss attributable to common shareholders by the weighted average number of shares of common stock outstanding for the period, excluding the weighted average common shares subject to repurchase. Diluted net loss per share is equal to basic net loss per share for all periods presented since potential common shares from conversion of the convertible preferred stock, stock options, warrants and exchangeable shares held in escrow are anti-dilutive. Shares subject to repurchase resulting from early exercises of options that have not vested are excluded from the calculation of basic net loss per share.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003 the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) which was amended by FIN 46R issued in December 2003. FIN 46 addresses consolidation by business enterprises of variable interest entities (“VIE’s”) that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) for which the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 requires consolidation of VIE’s for which the Company is the primary beneficiary and disclosure of a significant interest in a VIE for which the Company is not the primary beneficiary. As a result of the Company’s review, no entities were identified requiring disclosure or consolidation under FIN 46.

In March 2004, the FASB issued EITF No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” which provides new guidance for assessing impairment losses on debt and equity investments. The new impairment model applies to investments accounted for under the cost or equity method and investments accounted for under FAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” EITF No. 03-01 also includes new disclosure requirements for cost method investments and for all investments that are in an unrealized loss position. In September 2004, the FASB delayed the accounting provisions of EITF No. 03-01; however the disclosure requirements remain effective and the applicable ones have been adopted for the year ended December 31, 2004. The Company will evaluate the effect, if any, of EITF 03-01 when final guidance is issued.

In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14 (“EITF 02-14”), “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. Adoption of EITF 02-14 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R addresses all forms of share-based payment (“SBP”) awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R will require the Company to expense SBP awards with compensation cost for SBP transactions measured at fair value. SFAS No. 123R requires the Company to adopt the new accounting provisions effective for the Company’s third quarter of 2005. The Company has not yet quantified the effects of the adoption of SFAS 123R, but the Company expects that the new standard may result in significant stock-based compensation expense. The pro forma effects on net income and earnings per share if the fair value recognition provisions of the original SFAS 123, which differs from the effect of SFAS 123R, had been applied to stock compensation awards (rather than applying the intrinsic value measurement provisions of Opinion 25) are disclosed in Note 2 of the consolidated financial statements.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-2 (“FAS 109-2”), “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creations Act (“AJCA”) of 2004.” The AJCA introduces a limited time 85% dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. Although FSP 109-2 is effective immediately, the Company does not expect to be able to complete its evaluation of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

repatriation provision until after Congress or the Treasury Department provides additional clarifying language on key elements of the provision.

4.	ACQUISITIONS

In August 2002, the Company purchased a set of two patents for $375,000. The patents are being amortized over the estimated useful life of five years. For each of the years ended December 31, 2004 and 2003, the Company amortized $75,000 annually and was included in the research and development expense of the company’s consolidated statement of operations.

During 2001, the Company entered into an agreement with a third-party that gives the Company non-exclusive intellectual property rights to text to speech software code. The Company paid $7.0 million for this purchased technology, which was capitalized and is being amortized over its estimated useful life of five years. The Company amortized $1.2 million to research and development in 2001. The Company also performed an impairment analysis for the year ended December 31, 2001. The asset was impaired and was written down by $4.4 million to its estimated fair value based on estimated discounted future cash flows. For each of the years ended December 31, 2004 and 2003, the Company amortized $0.3 million annually. The agreement includes a royalty clause whereby the Company pays 5% of all net revenue attributable to sublicenses of this technology to a third-party. The term of the royalty payments is eight years. There was no royalty payment payable for the years ended December 31, 2004 and 2003.

In 2000, the Company acquired all the outstanding shares of SpeechFront, Inc. Part of the consideration included 55,295 shares of the Company common stock (16,588 shares for representations and warranties in the purchase agreement, and 38,707 shares for the SpeechFront founders retention and product milestone achievement.). This consideration was contingently payable in the purchase agreement 18 months from the acquisition date and all shares were issued in 2002.

5.	CONCENTRATIONS

Credit risk with respect to accounts receivable is diversified due to the large number of entities comprising the Company’s customer base and their dispersion across many different industries and geographies. The Company performs ongoing credit evaluations of its customers’ financial condition.

As of December 31, 2004, one customer accounted for more than 10% of the accounts receivable balance. As of December 31, 2003, three customers accounted for, individually, 13%, 12% and 12% of the accounts receivable balance.

For the year ended December 31, 2004, no customer accounted for more than 10% of total revenue; for the year ended December 31, 2003, one customer accounted for 12% of total revenue; and for the year ended December 31, 2002, one customer accounted for 10% of total revenue.

In 2004, 2003 and 2002, the Company’s revenue attributable to indirect sales through third-party resellers was 53%, 58% and 74%, respectively. For each of the years ended December 31, 2004 and 2003, no third-party reseller accounted for more than 10% of total revenue; for the year ended December 31, 2002, one third-party reseller accounted for 10% of total revenue.

6.	BALANCE SHEET DETAIL

In December 2004, the Company loaned $5,000,000 to Spanlink Communications, Inc. (“Spanlink”). The loan is evidenced by a promissory note of Spanlink, bearing interest at 2.45% per annum, with principal and all accrued interest payable in June 2007 (the “Note”). The obligations of Spanlink under the Note are collateralized by a security interest in all of Spanlink’s assets. The Company’s rights under the security interest are subordinated to certain other debt of Spanlink, including senior indebtedness up to a specified dollar amount. The amounts outstanding under the Note are convertible into Spanlink stock in certain circumstances. As of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2004, the unpaid principal amount, together with accrued interest, aggregated $5,005,000. Each quarter thereafter, the Company will review the Spanlink loan for possible impairment.

Property and Equipment

	December 31,
	2004	2003
	(In thousands)

Computer equipment and software	$19,259	$16,941
Leasehold improvements	1,879	1,619
Furniture and fixtures	1,611	1,443

Total property and equipment	22,749	20,003
Less: Accumulated depreciation	(18,690)	(16,066)

Total	$4,059	$3,937

Accrued Liabilities

	December 31,
	2004	2003
	(In thousands)

Accrued compensation	$2,347	$2,604
Accrued vacation	1,495	1,513
Accrued expenses	2,586	1,870
Deferred income taxes and income tax payable	427	547
Other accrued liabilities	1,212	386

Total	$8,067	$6,920

7.	INVESTMENTS

The Company classifies investment securities based on management’s intention on the date of purchase and reevaluates such designation as of each balance sheet date. Securities are classified as available-for-sale and carried at fair value, which is determined based on quoted market prices, with net unrealized gains and losses included in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheet.

The components of the Company’s marketable securities were as follows (in thousands):

		As of December 31, 2004
		Unrealized	Unrealized	Fair
Investment Type	Cost	Gains	Losses	Value

U.S. government notes and bonds	$17,499	$—	$(39)	$17,460
Corporate bonds	15,620	—	(73)	15,547
Marketable securities	4,487	—	(1)	4,486

Total	$37,606	$—	$(113)*	$37,493

Short-term investments				$37,493
Long-term investments				—

Total				$37,493

*	As of December 31, 2004, $113,000 unrealized loss was for investments held less than 12 months.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		As of December 31, 2003
		Unrealized	Unrealized	Fair
Investment Type	Cost	Gains	Losses	Value

U.S. government notes and bonds	$41,683	$15	$(2)	$41,696
Corporate bonds	16,586	—	(9)	16,577
Marketable securities	8,325	1	—	8,326

Total	$66,594	$16	$(11)	$66,599

Short-term investments				$66,599
Long-term investments				—

Total				$66,599

The Company’s investments will mature as follows (in thousands):

	As of December 31, 2004
	Maturity
	Less than	Total
Investment Type	1 year	Fair Value

Government agency bonds	$17,460	$17,460
Corporate bonds	15,547	15,547
Marketable Securities	4,486	4,486

Total	$37,493	$37,493

8.	INTANGIBLE ASSETS

Information regarding the Company’s intangible assets follows (in thousands):

	As of December 31, 2004
	Gross	Accumulated		Remaining
	Amount	Amortization	Net	Life

Patents Purchased	$375	$(175)	$200	33 months
Purchased Technology	2,618	(2,238)	380	14 months

Total	$2,993	$(2,413)	$580

	As of December 31, 2003
	Gross	Accumulated		Remaining
	Amount	Amortization	Net	Life

Patents Purchased	$375	$(100)	$275	45 months
Purchased Technology	2,618	(1,900)	718	26 months

Total	$2,993	$(2,000)	$993

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total estimated amortization of the Patents Purchased and Purchased technology for each of the three fiscal years subsequent to December 31, 2004 is as follows (in thousands):

Amortization
Year Ended December 31,	Expense

2005	413
2006	117
2007	50

Total	$580

9.	GUARANTEES

Guarantees

As of December 31, 2004, the Company’s financial guarantees consist of standby letters of credit outstanding, representing the restricted cash requirements collateralizing the Company’s lease obligations. The maximum amount of potential future payment under the arrangement at December 31, 2004 were $10.9 million related to the Company’s Pacific Shores lease in California and $201,000 related to the Company’s Montreal lease, totaling $11.1 million presented as restricted cash on the Company’s consolidated balance sheets at December 31, 2004.

Warranty

The Company does not maintain a general warranty reserve for estimated costs of product warranties at the time revenue is recognized due to the effectiveness of its extensive product quality program and processes.

Indemnifications to Customers

The Company defends and indemnifies its customers for damages and reasonable costs incurred in any suit or claim brought against them alleging that the Company’s products sold to its customers infringe any U.S. patent, copyright, trade secret or similar right. If a product becomes the subject of an infringement claim, the Company may, at its option: (i) replace the product with another non-infringing product that provides substantially similar performance; (ii) modify the infringing product so that it no longer infringes but remains functionally equivalent; (iii) obtain the right for the customer to continue using the product at the Company’s expense and for the third-party reseller to continue selling the product; (iv) take back the infringing product and refund to customer the purchase price paid less depreciation amortized on a straight line basis. The Company has not been required to make material payments pursuant to these provisions historically. The Company has not identified any losses that are probable under these provisions and, accordingly, the Company has not recorded a liability related to these indemnification provisions.

Indemnifications to Officers and Directors

The Company’s corporate by-laws require that the Company indemnify its officers and directors, as well as those who act as directors and officers of other entities at its request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. In addition, the Company has entered into separate indemnification agreements with each director, each board-appointed officer of the Company and certain other key employees of the Company that provides for indemnification of these directors, officers and employees under similar circumstances. The indemnification obligations are more fully described in the by-laws and the indemnification agreements. The Company purchases insurance to cover claims, or a portion of claims, made against its directors and officers. Since a maximum obligation of the Company is not explicitly stated in the Company’s by-laws or in its indemnification agreements and will depend on the facts and circumstances that arise out of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

any future claims, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not made payments related to these obligations, and the estimated fair value for these obligations is zero on the consolidated balance sheet as of December 31, 2004.

Other Indemnifications

As is customary in the Company’s industry and as provided for in local law in the U.S. and other jurisdictions, many of its standard contracts provide remedies to others with whom the Company enters into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of its products. From time to time, the Company indemnifies its suppliers, contractors, lessors, lessees and others with whom the Company enters into contracts, against combinations of loss, expense, or liability arising from various trigger events related to the sale and the use of its products and services, the use of their goods and services, the use of facilities, the state of the assets and businesses that the Company sells and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time the Company also provides protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In the Company’s experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material. At December 31, 2004, there were no claims for such indemnifications.

10.	NET LOSS PER SHARE

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31,
	2004	2003	2002

Net loss attributable to common stockholders	$(26,179)	$(19,301)	$(71,184)

Calculation of loss per share — basic and diluted:
Weighted average shares of common stock outstanding — basic and diluted	35,487	34,482	33,734
Less: Weighted average shares of common stock subject to repurchase — basic and diluted	—	(11)	(68)

Weighted average shares used in computing net loss per share — basic and diluted	35,487	34,471	33,666

Basic and diluted net loss per share	$(0.74)	$(0.56)	$(2.11)

The total number of shares excluded from diluted net loss per share was 9,475,000 shares, 9,523,000 shares and 7,371,000 shares as of December 31, 2004, 2003 and 2002, respectively.

11.	RESTRUCTURING CHARGES AND ASSET IMPAIRMENTS

In 2001, the Company reduced its workforce by 80 employees, with reductions ranging between 10% and 20% across all functional areas and affecting several locations. In 2002, the Company reduced its workforce by another 114 employees, primarily to realign the sales organization, to align the cost structure with changing market conditions and to create a more efficient organization. In 2003, the Company reduced its general and administrative workforce by 9%, or five employees, to further realign the organizational structure. In 2004, the Company reduced its product management and engineering workforce by 16 employees, approximately 5% of the total workforce, to lower the overall cost structure and allow the Company to hire additional sales and outbound marketing resources.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company will continue to evaluate its resource and skills requirements and, adjust its staffing appropriately, including decreasing its workforce in some areas or functions if required. The Company may also in the future be required to increase its workforce to respond to changes or growth in its business, and as a result may need to expand its operational and human resources, as well as its information systems and controls, to support any such growth. Such expansion may place significant demands on the Company’s management and operational resources.

In connection with the 2001 reduction in workforce plan, the Company decided not to occupy its Pacific Shores facility. This decision resulted in a lease loss of $32.6 million for the year ended December 31, 2001, comprised of sublease loss, broker commissions and other facility costs. To determine the sublease loss, the loss after the Company’s cost recovery efforts to sublease the building, certain assumptions were made relating to the (1) time period over which the building will remain vacant, (2) sublease terms and (3) sublease rates. The Company established the reserves at the low end of the range of estimable cost against outstanding commitments, net of estimated future sublease income. These estimates were derived using the guidance provided in SAB No. 100, “Restructuring and Impairment Charges,” and EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” The lease loss was increased in August 2002, September 2003 and September 2004, as described below and will continue to be adjusted in the future upon triggering events (change in estimate of time to sublease, actual sublease rates, or other factors as these changes become known).

Fiscal Year 2002

In January 2002, with the approval of its Board of Directors, the Company implemented a restructuring plan to reduce its workforce. The restructuring was primarily to realign the sales and professional services structure. The Company recorded a restructuring charge of $1.3 million during the three months ended March 31, 2002, consisting primarily of payroll and related expenses associated with reducing headcount. This amount was paid out as of December 31, 2002.

In August 2002, with the approval of its Board of Directors, the Company implemented a restructuring plan to reduce its worldwide workforce to realign its expense structure with near term market opportunities. In connection with the reduction of workforce, the Company recorded a charge of $2.6 million primarily for severance and related employee termination costs. It was fully paid off as of December 31, 2003. For the third quarter 2003, it also reversed an excess accrual for this restructuring plan, which resulted in the recording of $0.2 million as a credit to the restructuring charge line.

The restructuring plan also included the consolidation of facilities through the closing of certain international offices that resulted in a charge of $0.7 million, which was fully paid out during the first quarter of 2004.

In addition, in fiscal year 2002, the Company recorded an increase in its previously reported real estate restructuring accrual related to its unoccupied leased facility. This additional charge of $31.8 million resulted from an analysis of the time period during which the California property is likely to remain vacant and prospective sub-lease terms and sub-lease rates.

Fiscal Year 2003

During the third quarter of 2003, with the approval of its Board of Directors, the Company implemented a restructuring plan to reduce its general and administrative workforce to realign the organizational structure. The Company recorded a restructuring charge of $0.2 million primarily for severance and termination costs relating to the reduction in workforce. As of December 31, 2003, all severance payments were fully paid. In addition, the Company revised the estimate for the August 2002 restructuring plan, which resulted in a $0.2 million credit to the restructuring expense.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the third quarter of 2003, Company reviewed the earlier estimate for the lease loss for its unoccupied leased facility and the condition of the San Francisco Bay Area commercial real estate market. The Company estimated that it might take an additional 18 months to sublease this unoccupied facility. The Company also reduced the estimates for the expected sublease rates. This evaluation resulted in recording an additional lease loss of $10.4 million, which was recorded as part of the restructuring expense.

Fiscal Year 2004

In September 2004, with the approval of its Board of Directors, the Company reduced its headcount in engineering, product management by 16 employees, to lower its overall cost structure and to allow the Company to reallocate resources to its sales operations and outbound marketing efforts. This resulted in a severance charge of $574,000 recorded as restructuring expense on the consolidated statement of operations.

In September 2004, the Company reviewed its earlier estimate for its unoccupied leased facility and the condition of the San Francisco Bay Area real estate market. The Company estimated that it might take an additional 18 months to sublease this unoccupied facility. The Company also lowered the estimates for the expected sublease rates due to the condition of San Francisco Bay Area real estate market. This evaluation resulted in recording an additional lease loss of $19.2 million, which was recorded as restructuring expense on the consolidated statement of operations.

During the preparation of the Company’s consolidated financial statements for the three and nine months ended September 30, 2004, the Company discovered that an immaterial mathematical error had been made in the third quarter 2003 revaluation of the restructuring accrual calculation for the unoccupied leased facility. The Company increased the third quarter 2004 restructuring accrual by $748,000 to adjust for this error, included in the $19.2 million mentioned in the preceding paragraph.

As of December 31, 2004, the Company expects the remaining future net cash outlay under the restructuring plans for its unoccupied lease facility to be $62.9 million, of which $10.2 million of the lease loss is to be paid out over the next 12 months and $52.7 million is to be paid out over the remaining life of the lease of approximately eight years.

As noted, the Company has recorded a lease loss related to future lease commitments for its unoccupied lease facility, net of estimated sublease income. However, given the condition of the San Francisco Bay Area commercial real estate market, the Company may be required to periodically reevaluate the components of the estimated sublease income, because such components affect the estimated lease loss for the unoccupied leased facility. Specifically, the Company is required to reevaluate the time that it might take to sublease this unoccupied facility, as well as the expected sublease rates. This evaluation may result in additional lease loss of up to approximately $22 million if the facility is not subleased at any time during the balance of the term of the related lease, which would increase the restructuring charges by the amount of that loss.

The restructuring charges and balance are as follows (in thousands):

		Severance	Asset
	Lease	and	Write	Total
	Loss	Related	Down	Restructuring

Balance at December 31, 2001	$29,043	$100	$—	$29,143
Total charges for the year ending December 31, 2002	31,829	—	$—	31,829
Amount utilized in the year ended December 31, 2002	(9,342)	(100)	—	(9,442)

Balance at December 31, 2002	$51,530	$—	$—	$51,530

Total charges for the year ending December 31, 2003	$11,316	$—	$(943)	$10,373
Amount utilized in the year ending December 31, 2003	(10,477)	—	943	(9,534)

Balance at December 31, 2003	$52,369	—	—	$52,369

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Severance	Asset
	Lease	and	Write	Total
	Loss	Related	Down	Restructuring

As of December 31, 2003:
Current restructuring accrual	$9,478	$—	$—	$9,478

Long-term restructuring accrual	$42,891	$—	$—	$42,891

Total charges for the year ended December 31, 2004	$19,223	$—	$—	$19,223
Amount utilized in the year ended December 31, 2004	(8,765)	—	—	(8,765)

Balance at December 31, 2004	$62,827	—	—	$62,827

As of December 31, 2004:
Current restructuring accrual	$10,122	$—	$—	$10,122

Long-term restructuring accrual	$52,705	$—	$—	$52,705

2002 Plan
Balance at December 31, 2003	$35	$—	$—	$35
As of December 31, 2003:
Current restructuring accrual	$35	$—	$—	$35

Total charges for the year ended December 31, 2004	—	—	—	—
Amount utilized in the year ended December 31, 2004	(35)	—	—	(35)

Balance at December 31, 2004	$—	—	—	$—

2003 Plan
Balance at December 31, 2003	$—	$41	$—	$41
As of December 31, 2003:
Current restructuring accrual	$—	$41	$—	$41
Total charges for the year ended December 31, 2004	—	—	—	—
Amount utilized in the year ended December 31, 2004	—	(41)	—	(41)

Balance at December 31, 2004	$—	—	—	$—

2004 Plan
Total charges for the year ended December 31, 2004	—	558	—	558
Amount utilized in the year ended December 31, 2004	—	(477)	—	(477)

Balance at December 31, 2004	$—	81	—	81

Summary for balance at December 31, 2003 (All restructuring plans)
Restructuring accrual: Current	$9,513	$41	$—	$9,554

Restructuring accrual: Long-term	$42,891	$—	$—	$42,891

Summary for balance at December 31, 2004
Restructuring accrual: Current	$10,122	$81	$—	$10,203

Restructuring accrual: Long-term	$52,705	$—	$—	$52,705

Asset impairments

In February 2003, the Company received cash and recorded an asset impairment credit of $0.9 million related to a refund of tenant improvement costs for the building the Company did not occupy, following the

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

landlord’s reconciliation of tenant improvement costs. This credit was recorded in restructuring charges and asset impairments in the consolidated statements of operations.

In 2002, in connection with the August 2002 restructuring plan, the Company wrote off certain fixed assets as a result of consolidating and closing of certain international offices and recorded an asset impairment charge of $0.9 million.

12.	COMMITMENTS AND CONTINGENCIES

Operating leases

In May 2000, the Company entered into a lease for its Pacific Shore facility. The lease has an eleven-year term, which began in August 2001. A $10.9 million certificate of deposit secures a letter of credit required by the landlord for a rent deposit. In conjunction with the April 2001 restructuring plans, the Company decided not to occupy this leased facility. In 2004, the Company reviewed its earlier estimate for the unoccupied leased facility and the condition of the San Francisco Bay Area real estate market and estimated that it might take an additional 18 months to sublease this unoccupied facility. The Company also lowered the estimates for the expected sublease rates due to the condition of San Francisco Bay Area real estate market. This evaluation resulted in recording an additional lease loss of $19.2 million in 2004. The future minimum lease payments table referenced below does not include estimated sublease income, as there are no sublease commitments as of December 31, 2004.

In June 2004, the Company signed lease agreements for three office buildings in the Menlo Park location, under which the Company leases an aggregate of approximately 49,000 square feet. Each of the leases has a five-year term, expiring in August 2009 without renewal options. The initial aggregate monthly cash payment for these three leases totals approximately $42,000.

The Company leases its facilities under non-cancelable operating leases with various expiration dates through July 2012. Rent expense is recognized on a straight-line basis over the lease term for leases that have scheduled rental payment increases. Rent expense for the years ended December 31, 2004, 2003 and 2002 was approximately $1.9 million, $2.2 million and $2.7 million, respectively.

As of December 31, 2004, future minimum lease payments under these agreements (excluding sublease income), including the Company’s unoccupied leased facility and lease loss portion of the restructuring charges, are as follows (in thousands):

Operating
Fiscal Year Ending December 31,	Leases

2005	$9,337
2006	9,299
2007	9,505
2008	9,535
2009	9,648
Thereafter	25,500

Total future minimum lease payments	$72,824

Employment Agreements

In April 2003, the Company entered into an employment agreement with its President and Chief Executive Officer. This employment agreement provides for annual base salary compensation, variable compensation, stock option grants, and stock option acceleration and severance payments in the event of termination of employment under certain defined circumstances or upon a change in control of the Company.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Variable and equity compensation are subject to adjustments based on the Company’s financial performance and other factors. The agreement has been extended, according to its terms, until April 2006.

Legal

In April 2004, the Company was served with a civil complaint filed by Voice Capture, Inc. in the United States District Court for the Southern District of Iowa (the “Complaint”). The Complaint, which names as defendants the Company, Intel Corporation and Dialogic Corporation, alleges that certain software and services of the defendants infringe upon certain claims contained in U.S. Patent No. Re 34,587 (“Interactive Computerized Communications Systems with Voice Input and Output”). In January 2005, the Company settled the case for an amount that is less than half of the projected legal fees and cost to defend the case through trial. This amount was recorded in the “General and Administrative” line of the Consolidated Statements of Operations. As a result of the settlement, the case has been dismissed with prejudice and the plaintiff has released all claims it may have against the Company.

In August 2001, the first of a number of complaints was filed, in the United States District Court for the Southern District of New York, on behalf of a purported class of persons who purchased the Company’s stock between April 12, 2000, and December 6, 2000. Those complaints have been consolidated into one action. The complaint generally alleges that various investment bank underwriters engaged in improper and undisclosed activities related to the allocation of shares in the Company’s initial public offering of securities. The complaint makes claims for violation of several provisions of the federal securities laws against those underwriters, and also against the Company and some of the Company’s directors and officers. Similar lawsuits, concerning more than 250 other companies’ initial public offerings, were filed in 2001. In February 2003, the Court denied a motion to dismiss with respect to the claims against the Company. In the third quarter of 2003, a proposed settlement in principle was reached among the plaintiffs, issuer defendants (including the Company) and the issuers’ insurance carriers. The settlement calls for the dismissal and release of claims against the issuer defendants, including the Company, in exchange for a contingent payment to be paid, if necessary, by the issuer defendants’ insurance carriers and an assignment of certain claims. The timing of the conclusion of the settlement remains unclear, and the settlement is subject to a number of conditions, including approval of the Court. The settlement is not expected to have any material impact upon us, as payments, if any, are expected to be made by insurance carriers, rather than by the Company. In July 2004, the underwriters filed a motion opposing approval by the court of the settlement among the plaintiffs, issuers and insurers. In March 2005, the court granted preliminary approval of the settlement, subject to the parties agreeing to modify the term of the settlement which limits each underwriter from seeking contribution against its issuer for damages it may be forced to pay in the action. In the event a settlement is not concluded, the company intends to defend the litigation vigorously. The Company believes it has meritorious defenses to the claims against the Company.

In addition, the Company is subject, from time to time, to various other legal proceedings, claims and litigation that arise in the normal course of business. While the outcome of any of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

13.	STOCKHOLDERS’ EQUITY

Stock Purchase Rights

In December 2002, the Board of Directors approved a Stock Purchase Rights Plan, which declared a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of Common Stock, $0.001 par value, of the Company. The distribution was paid, as of January 3, 2003, to stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of its Series A Preferred Stock, $0.001 par value, at a price of $22.00 per share.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Warrant — GM Onstar

In December, 2000, the Company issued to GM OnStar, a customer, a warrant to purchase 100,000 shares of common stock at an exercise price of $138.50 per share, subject to certain anti-dilution adjustments. The warrant was exercisable at the option of the holder, in whole or part, at any time between January 17, 2001 and August 2002. In January 2001, the Company valued the warrant at $0.5 million, utilizing the Black-Scholes valuation model, using the following assumptions; risk-free interest rate of 5.5%, expected dividend yields of zero, expected life of 1.5 years, and expected volatility of 80%. The Company amortized $0.2 million and $0.3 million related to this warrant in 2002 and 2001, respectively. The warrant was fully amortized and expired unexercised in August 2002.

1994 and 1998 Stock Option Plans

On September 1, 2000, the 1994 Flexible Stock Incentive Plan was terminated. Upon termination of the plan, all unissued options were cancelled.

In August 1998, the Board of Directors approved the 1998 Stock Plan, which terminated upon the Company’s initial public offering In April, 2000. As a result of the termination, the shares remaining available for grant under the 1998 Stock Plan were transferred to the Company’s 2000 Stock Plan. Options issued under the 1998 Stock Plan have a term of ten years from the date of grant and generally vest 25% after one year, then ratably on a monthly basis over the succeeding three years. Due to the termination of the 1998 Stock Plan, options issued to employees under that plan that expire or become unexercisable will not be available for future distribution under the 2000 Stock Plans.

2000 Stock Plan

In February 2000, the Board of Directors and stockholders approved the 2000 Stock Plan. The 2000 Stock Plan, which became effective as of the Company’s initial public offering in April, 2000, assumed the remaining shares reserved under the 1998 Stock Plan. Accordingly, no future grants will be made under the 1998 Stock Plan. Under the 2000 Stock Plan, the Board of Directors may grant options to purchase the Company’s common stock to employees, directors, or consultants at an exercise price of not less than 100% of the fair value of the Company’s common stock at the date of grant, as determined by the Board of Directors. The 2000 Stock plan will terminate automatically in January 2010, unless terminated earlier by the Company’s Board of Directors. Options issued under the 2000 Stock Plan have a term of ten years from the date of grant and vest 25% after one year, then ratably on a monthly basis over the succeeding three years. Pursuant to the terms of the 2000 stock plan, the number of shares reserved under the 2000 stock plan will automatically be increased each year, beginning on January 1, 2001, in an amount equal to the lesser of (a) 4,000,000 shares, (b) 6% of the Company’s shares outstanding on the last day of the preceding fiscal year, or (c) a lesser amount determined by the Board of Directors. The plan was increased by 2,099,715 shares, 2,050,934 shares and 1,991,883 shares in 2004, 2003 and 2002, respectively.

2001 Non-statutory Stock Option Plan

In May 2001, the Board of Directors approved the 2001 Non-statutory Stock Option Plan. The Company reserved a total of 500,000 shares of its common stock for issuance under this plan. In November, 2002, the Board of Directors authorized an additional 850,000 shares of the Company’s common stock for issuance under the plan. Under the 2001 Non-statutory Stock Option Plan, the Board of Directors may grant options to purchase the Company’s common stock to employees and consultants. Options may not be granted to Officers and Directors, except in connection with an Officer’s initial service to the Company. The Plan will expire by its own terms in 2011, unless terminated sooner by the Board. Options issued under the 2001 Non-statutory Stock Option Plan have a term of ten years from the date of grant and vest 25% after one year, then ratably on a monthly basis over the remaining three years.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Option Exchange Program

On March 1, 2002, the Company filed a tender offer document with the SEC for an employee Stock Exchange Program. This was a voluntary stock option exchange program for all qualified employees. The exchange program was not available to executive officers, directors, consultants or former employees. Under the program, employees were given the opportunity to elect to cancel outstanding stock options that had an exercise price of $15.00 or greater under the 1998 Stock Plan and 2000 Stock Plan held by them in exchange for new options to be granted under the 2000 Stock Plan at a future date at the then current fair market value. The new options were to be granted no earlier than the first business day that is six months and one day after the cancellation date of the exchanged options. The exercise price per share of the new options was to be 100% of the fair market value on the date of grant, as determined by the closing price of the Company’s common stock reported by NASDAQ National Market for the last market trading day prior to the date of grant. These elections were made by March 29, 2002 and were required to include all options granted during the prior six-month period. In April 1, 2002, stock options in the amount of 1,492,389 were cancelled relating to this program. On October 4, 2002, employees who participated in the stock option exchange program were granted new options under the 2000 Stock Plan with an exercise price of $1.65. There were 967,012 stock options for common stock granted relating to this program. All the stock option grants were vested at 1/8 of the shares subject to the option at the date of grant and 1/48th of the shares subject to the option shall vest each month thereafter. Under the provisions of APB No. 25 no compensation expense has been recognized in the Company’s consolidated statement of operations for the issuance of the replacement options.

Employee Stock Purchase Plan

In February 2000, the Board of Directors and stockholders approved the 2000 Employee Stock Purchase Plan (“the Purchase Plan”). The Company reserved a total of 1,000,000 shares of common stock for issuance under this plan, which became effective as of the Company’s initial public offering on April 13, 2000. The Purchase Plan is administered over offering periods of 24 months each, with each offering period divided into four consecutive six-month purchase periods beginning November 1 and May 1 of each year. Eligible employees can contribute up to 15% of their compensation each pay period for the purchase of common stock, not to exceed 2,000 shares per six-month period. On the last business day of each purchase period, shares of common stock are purchased with the employee’s payroll deductions accumulated during the six months, at a purchase price per share of 85% of the market price of the common stock on the employee’s entry date into the applicable offering period or the last day of the applicable offering period, whichever is lower.

The number of shares reserved under the Purchase Plan will automatically be increased each year, beginning on January 1, 2001, in an amount equal to the lesser of (a) 1,500,000 shares, (b) 2% of the Company’s shares outstanding on the last day of the preceding fiscal year, or (c) any lesser amount determined by the Board of Directors. The plan increased by 699,905 shares, 683,644 shares and 663,961 shares for 2004, 2003 and 2002, respectively.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2004, 2003 and 2002, approximately 706,000 shares, 586,000 shares and 615,000 shares were issued under this plan, respectively, representing employee contributions of approximately $1.6 million, $1.2 million and $2.0 million, respectively. As of December 31, 2004, approximately 466,805 shares were available for issuance under the Employee Stock Purchase Plan. Option activity under the Stock Option Plans is as follows (in thousands, except per share data):

		Options
		Outstanding
	Shares		Weighted
	Available	Number	Average
	for	of	Exercise
	Grant	shares	Price

January 1, 2002 (2,330,000 shares exercisable at weighted average exercise price of $24.32 per share)	459	8,181	$26.07
Authorized	2,842	—	—
Options granted (weighted average fair value of $2.24 per share)	(3,180)	3,180	2.99
Options exercised	—	(307)	1.62
Options cancelled	3,683	(3,683)	41.47
Options terminated	(906)	—	9.86

December 31, 2002 (2,895,000 shares exercisable at weighted average exercise price of $12.80 per share)	2,898	7,371	$9.35
Authorized	2,051	—	—
Options granted (weighted average fair value of $2.69 per share)	(3,233)	3,233	3.51
Options exercised	—	(228)	2.99
Options cancelled	853	(853)	17.96
Options terminated	(127)	—	10.53

December 31, 2003 (4,573,000 shares exercisable at weighted average exercise price of $9.07 per share)	2,442	9,523	$6.75
Authorized	—	—	—
Options granted (weighted average fair value of $4.10 per share)	(1,996)	1,996	5.31
Options exercised	—	(377)	2.41
Options cancelled	1,667	(1,667)	9.04
Options terminated	(419)	—	10.48

December 31, 2004 (5,545,000 shares exercisable at weighted average exercise price of $7.44 per share)	1,694	9,475	$6.22

As of December 31, 2004, the Company had reserved 11,636,000 shares of its common stock for future issuance.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the stock options outstanding and exercisable as of December 31, 2004:

		Options
		Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
Range of Exercise Prices	of Shares	Contract Life	Price	Exercisable	Price
(In $)	(In thousands)	(In years)	(In $)	(In thousands)	(In $)

$0.0 - 5.0	5,324	8.0	$3.03	2,335	$2.58
5.0 - 10.0	2,797	6.5	7.91	1,970	8.09
10.0 - 13.0	760	6.2	11.80	651	11.80
13.0 - 17.0	514	5.2	14.92	509	14.93
17.0 - 35.0	39	5.7	31.71	39	31.70
35.0 - 52.5	16	6.0	38.59	16	38.59
52.5 - 70.0	11	5.9	59.48	11	59.48
70.0 - 105.0	5	5.8	89.00	5	89.00
105.0 - 122.5	9	5.7	112.52	9	112.52

	9,475	7.2	$6.22	5,545	$7.44

The following table summarizes the detailed information for each plan:

					All
	1994	1998	2000	2001	Option Plans	Employee Stock
	Option Plan	Option Plan	Option Plan	Option Plan	Total	Purchase Plan

Number of shares to be issued upon the exercise of outstanding options	79,376	1,768,824	6,400,049	1,227,228	9,475,477	2,523,977
Weighted average exercise price of the outstanding options	$1.18	$9.83	$5.81	$3.48	$6.22	$3.78
Number of shares available for future issuance	—	—	1,583,761	110,513	1,694,274	466,805

Deferred Stock Compensation

The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25. Accordingly, the Company records deferred stock compensation equal to the difference between the grant price and fair value of the Company’s common stock on the date of grant. In connection with the grant of stock options prior to the Company’s initial public offering, the Company recorded deferred stock compensation of approximately $8.7 million within stockholders’ equity, representing the difference between the estimated fair value of the common stock for accounting purposes and the option exercise price of these options at the date of grant. This amount was presented as a reduction of stockholders’ equity and being amortized over the vesting period of the applicable options. Relating to approximately 3,152,000 stock options granted before initial public offering at a weighted average exercise price of $8.58, for the years ended December 31, 2003 and 2002, the Company recorded amortization of deferred compensation of $0.2 million and $0.9 million. During the same periods, the Company reversed excess amortization of deferred stock compensation due to termination of employees of ($0.2) million and ($0.4) million, resulting in no net expense for deferred compensation and $0.5 million, respectively. For the year ended December 31, 2002, the Company reversed approximately $0.1 million of deferred stock compensation into additional paid-in capital, representing unamortized deferred stock compensation relating to forfeitures of stock options by terminated employees. Deferred stock-based compensation was fully amortized as of December 31, 2003.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2000, the Company acquired all the outstanding shares of SpeechFront, Inc. Part of the consideration included 55,295 shares of the Company common stock (16,588 shares for representations and warranties in the purchase agreement, and 38,707 shares for the SpeechFront founders retention and product milestone achievement). This consideration was contingently payable in the purchase agreement 18 months from the acquisition date and was issued in 2002. In connection with the SpeechFront acquisition, the Company recorded deferred compensation expense $0.4 million for the year ended December 31, 2002. SpeechFront related deferred compensation was fully amortized as of December 31, 2002.

SFAS No. 123 Fair Value Disclosures

Since the Company continues to account for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, SFAS No. 123 requires the disclosure of pro forma net income (loss) as if the Company had adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. The Company’s calculations were made using the Black-Scholes option pricing model, which requires subjective assumptions, including expected time to exercise, which greatly affects the calculated values and the resulting pro forma compensation cost may not be representative of that to be expected in future periods. The Company amortizes the fair value of stock options on a straight-line basis over the required periods.

The following weighted average assumptions were used in the estimated grant date fair value calculation for the Company stock option awards:

	Stock Options			Employee Stock Purchase Plan
	Year Ended December 31,			Year Ended December 31,
	2004	2003	2002	2004	2003	2002

Risk-free interest rate	2.73 - 3.85%	2.37 - 3.27%	2.4%	1.17 - 2.20%	1.02 -1.15%	1.23 - 1.91%
Expected dividend yield	—	—	—	—	—	—
Expected life of option (in years)	4.66 - 5.13	4.63 - 5.1	4.06	0.5	0.5	0.5
Volatility	102.4 - 108.0%	102.3 - 104.9%	111.06%	37.60 - 46.94%	44.72 -51.67%	53.26 - 78.26%

Under the above Black-Scholes option valuation model assumptions,

•	The weighted average fair value of stock options granted during 2004, 2003 and 2002 was $4.10, $2.69 and $2.24, respectively. The fair value of each option grant was estimated on the date of grant.

•	The weighted average fair value of purchase rights granted pursuant to the Employee Stock Purchase Plan was $2.53, $3.79 and $0.98 for the year 2004, 2003 and 2002, respectively.

14.	401(k) PLAN

The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. The plan provides for tax-deferred salary deductions and after-tax employee contributions. The Company does not make contributions to the plan.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	INCOME TAXES

The total provision for (benefit from) income taxes consists of the following components (in thousands):

	2004	2003	2002

Current
State	$17	$16	$114
Foreign	(500)	(1,451)	827

Total	(483)	(1,435)	941

Deferred
Foreign	68	(371)	(141)

Total provision	$(415)	$(1,806)	$800

The components of the net deferred income tax asset as of December 31 were as follows (in thousands):

	2004	2003

Deferred tax assets
Net operating loss carry forwards	$77,809	$73,883
Tax credit carry forwards	5,078	4,069
Capital loss carry forwards — foreign	2,546	2,370
Asset impairment on purchased technology	1,975	2,115
Deferred revenue	212	463
Accrued restructuring charges	29,830	27,996
Accruals and reserves	3,811	2,525

Gross deferred tax asset	121,260	113,421
Valuation allowance	(121,212)	(113,304)

Net deferred tax asset	$48	$117

As of December 31, 2004, 2003, and 2002, the net deferred tax asset consists of foreign subsidiary temporary differences on accruals and reserves. Net deferred tax asset $48,000 is included in the Consolidated Balance Sheet in two lines, “Deferred income taxes”, and “Accrued liabilities” lines.

As of December 31, 2004, the Company has cumulative net operating loss carry forwards for federal and California income tax reporting purposes of approximately $204.2 million and $62.1 million respectively. The federal net operating loss carry forwards expire through December 2024 and the California net operating loss carry forwards expire through December 2014. In addition, the Company has carry forwards of research and experimentation tax credits for federal and California income tax purposes of approximately $3.0 million and $3.2 million, respectively, as of December 31, 2004. The federal research and experimentation tax credits expire through December 2024. The state research and experimentation credits can be carried forward indefinitely. Under current tax law, net operating loss carry forwards available in any given year may be limited upon the occurrence of certain events, including significant changes in ownership interest of the Company resulting from significant stock transactions.

The Company’s income taxes payable for federal and state purposes has been reduced, and the deferred tax assets increased, by the tax benefits associated with taxable dispositions of employee stock options. When an employee exercises a stock option issued under a nonqualified plan or has a disqualifying disposition related to a qualified plan, the Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of the exercise and the option price, tax effected. A

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

portion of the valuation allowance relates to the equity benefit of our net operating losses. The Company had approximately $1.1 million and $1.2 million of taxable dispositions of employee stock options for the years ended December 31, 2004 and 2003, respectively. A portion of the valuation allowance, when reduced, will be credited directly to stockholders’ equity.

The Company recorded a tax benefit of $0.4 million for state and foreign taxes for the year ended December 31, 2004, of which $0.3 million resulted from the reversal of all accruals and a refund related to tax assessments and penalties from the France Tax Authorities for the years ended December 31, 2001, 2000, and 1999, thereby settling all claims for those years. In addition, the Company recorded a tax benefit of $0.6 million due to the recognition of research and development tax credits from the Company’s Canadian operations. For the year ended December 31, 2003, the Company recorded a tax benefit of $1.8 million for state and foreign taxes, of which $1.4 million resulted from the reversal of a prior year accrual related to tax assessments and penalties from the France Tax Authorities for the tax years listed above. In addition, the Company recorded a tax benefit of $0.6 million due to the recognition of research and development tax credits from the Company’s Canadian operations.

Income (loss) before provision for income taxes consisted of (in thousands):

	December 31,
	2004	2003	2002

United States	$(26,779)	$(20,727)	$(70,935)
Foreign	185	(380)	551

Total	$(26,594)	$(21,107)	$(70,384)

The actual provision for income taxes differs from the statutory U.S. federal income tax rate as follows (in thousands):

	December 31,
	2004	2003	2002

Provision at U.S. statutory rate of 35%	$(9,308)	$(7,388)	$(24,634)
State income taxes, net of federal benefit	(854)	(856)	(3,327)
Change in valuation allowance	11,551 *	6,259	28,791
Effect of foreign income tax at various rates	(497)	(1,690)	497
Research and development tax credit	—	25	(821)
Deferred stock compensation	—	1,532	261

Other	(1,307)	312	33

Total	$(415)	$(1,806)	$800

*	The change in valuation allowance of $11,551 does not agree to the increase in the current year valuation allowance compared to the prior year as a result of management’s revised estimate of the effective state tax rates and apportionment factors.

16.	SEGMENT REPORTING

The Company’s operating segments are defined as components of the Company about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer of the Company.

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company derives revenues from three primary sources: (1) license; (2) service; and (3) maintenance. Revenue and cost of revenue for the segments are identical to those presented on the accompanying consolidated statement of operations. The Company does not track expenses nor derive profit or loss based on these segments.

Sales of licenses, as well as services and maintenance through December 31, 2004, occurred through third-party resellers and through direct sales representatives located in the Company’s headquarters in Menlo Park, California, and in other locations. These sales were supported through the Menlo Park location. The Company does not separately report costs by region internally.

Revenues are based on the country in which the end-user is located. The following is a summary of license, service and maintenance revenue by geographic region (in thousands):

	Year Ended December 31,
	2004	2003	2002

License Revenue
United States	$19,393	$17,399	$16,951
Canada	1,011	5,319	2,267
Europe	3,517	3,084	3,491
Asia Pacific	2,270	2,217	2,017
Latin America	218	188	2,057

Total	$26,409	$28,207	$26,783

Service Revenue
United States	$7,566	$7,934	$5,877
Canada	5,967	5,118	1,043
Europe	1,475	889	633
Asia Pacific	707	269	181
Latin America	91	56	457

Total	$15,806	$14,266	$8,191

Maintenance Revenue
United States	$9,910	$7,965	$5,637
Canada	1,405	1,136	659
Europe	2,151	1,794	1,319
Asia Pacific	1,565	1,098	1,000
Latin America	631	572	496

Total	$15,662	$12,565	$9,111

Total Revenue
United States	$36,869	$33,298	$28,465
Canada	8,383	11,573	3,969
Europe	7,143	5,767	5,443
Asia Pacific	4,542	3,584	3,198
Latin America	940	816	3,010

Total Revenue	$57,877	$55,038	$44,085

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total long-lived assets by international locations as of December 31 are as follows (in thousands):

	2004	2003

Long-Lived Assets:
Property and equipment, net:
United States	$2,932	$2,566
Europe	42	33
Asia Pacific	41	66
Canada	1,039	1,270
Latin America	5	2

Total	4,059	3,937
Intangible Assets:
United States	580	993

Total	580	993
Other Long Term Assets:
United States	16,549	11,384
Canada	201	198

Total	16,750	11,582

Total Long-Lived Assets	$21,389	$16,512

17.	RELATED PARTIES

Certain members of the Company’s Board of Directors also serve as directors for companies to which the Company sells products in the ordinary course of its business. The Company believes that the terms of its transactions with those companies are no less favorable to the Company than the terms that would have been obtained absent those relationships.

Specifically, 1) through 2004, one former member of the Company’s Board of Directors was an officer of MCI, one of the Company’s customers, 2) one member of the Company’s Board of Directors is on the Board of Directors of Wells Fargo, which is a customer of the Company, and 3) one reseller, EPOS, is a wholly owned subsidiary of Tier Technologies, for which the Company’s President and CEO Charles W. Berger serves as a director.

Following table summarizes the accounts receivable from these three customers as of December 31, 2004 and 2003, respectively, (in thousands).

	Year Ended
	December 31,
	2004	2003

MCI	$303	$68
Wells Fargo	43	309
EPOS	94	—

Total	$440	$377

FORMER NUANCE COMMUNICATIONS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Following table summarizes the revenue generated from these three customers for the years ended December 31, 2004, 2003 and 2002, respectively, (in thousands).

	Year Ended December 31,
	2004	2003	2002

MCI	$2,288	$2,989	$269
Wells Fargo	306	840	75
EPOS	599	104	44

Total	$3,193	$3,933	$388

18.	SUPPLEMENTARY DATA: QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Summarized quarterly financial information is as follows (in thousands, except per share data):

	Year 2004
	Three Months Ended
	March 31	June 30	September 30	December 31

Net revenue	$12,702	$14,393	$14,469	$16,313
Gross profit	$9,309	$11,316	$10,941	$12,821
Loss from operations	$(2,938)	$(1,922)	$(22,132)	$(699)
Net loss	$(2,607)	$(1,596)	$(21,569)	$(407)
Basic and diluted net loss per share	$(0.07)	$(0.05)	$(0.61)	$(0.01)
Shares used to compute basic and diluted net loss per share	35,067	35,386	35,567	35,929

	Year 2003
	Three Months Ended
	March 31	June 30	September 30	December 31

Net revenue	$11,563	$12,924	$13,823	$16,728
Gross profit	$8,377	$9,685	$10,613	$13,463
Loss from operations	$(4,805)	$(4,495)	$(12,739)	$(248)
Net loss	$(4,275)	$(2,667)	$(12,172)	$(187)
Basic and diluted net loss per share	$(0.13)	$(0.08)	$(0.35)	$(0.01)
Shares used to compute basic and diluted net loss per share	34,169	34,375	34,503	34,826

19.	EVENT (UNAUDITED) SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On September 15, 2005, the Company was acquired. At the time of the acquisition, the Company was named “Nuance Communications, Inc.” and the acquiring company was named “ScanSoft, Inc.” Following the acquisition, ScanSoft, Inc. renamed itself “Nuance Communications, Inc.” The acquired company (originally named “Nuance Communications, Inc.”) is referred to herein as “Former Nuance Communications, Inc.”

SCHEDULE II

FORMER NUANCE COMMUNICATIONS, INC.

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS AT DECEMBER 31, 2004

	Balance at			Balance at
	Begin of	Charged to		End of
	Period	Expenses	Deduction	Period
	(In thousands)

Year ended December 31, 2002
Allowance for Doubtful Accounts	1,312	59	(701)	670
Year ended December 31, 2003
Allowance for Doubtful Accounts	670	343	(176)	837
Year ended December 31, 2004
Allowance for Doubtful Accounts	837	(59)	(195)	583

Phonetic Systems Ltd. and its Subsidiaries

Annual Financial Statements

•	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	•	Phone:972-3-6232525 Fax:972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

PHONETIC SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Phonetic Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1d. to the financial statements, the Company’s recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. The agreement and plan of merger are described in Note 1c and management’s plans are also described in Note 1d. The 2004 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
January 30, 2005

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2004	2003
	U.S. dollars in thousands

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$515	$8,025
Restricted cash	7f	379	—
Trade receivables, net of allowance for doubtful accounts of $172 and $94 in 2004 and 2003, respectively		617	980
Other accounts receivable and prepaid expenses	3	318	186
Inventories		526	26

Total current assets		2,355	9,217

LONG-TERM LEASE DEPOSITS		61	15

SEVERANCE PAY FUND		614	486

PROPERTY AND EQUIPMENT, NET	4,7f	1,380	551

Total assets		$4,410	$10,269

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Capital lease obligation	7d	$131	$54
Trade payables	5	1,372	404
Deferred revenues		1,997	1,750
Other accounts payable and accrued expenses	6	1,976	1,343

Total current liabilities		5,476	3,551

LONG-TERM LIABILITIES:
Accrued severance pay		771	595
Capital lease obligation	7d	79	4

Total long-term liabilities		850	599

COMMITMENTS AND CONTINGENT LIABILITIES	7
SHAREHOLDERS’ EQUITY (DEFICIENCY):
Share capital:	8
Preferred shares of New Israeli Shekel (NIS) 0.01 par value — Authorized:
4,261,388 shares at December 31, 2004 and 2003; Issued and outstanding (net of treasury shares): 2,412,258 shares at December 31, 2004 and 2003 (see Note 8a for aggregate liquidation preference as of December 31, 2004)		8	8
Ordinary shares of NIS 0.01 par value — Authorized:
7,338,412 shares at December 31, 2004 and 2003; Issued and outstanding:
478,480 shares at December 31, 2004 and 2003		2	2
Treasury shares: 401,346 Series D shares and 789,317 Series E shares as of December 31, 2004 and 2003		(3)	(3)
Additional paid-in capital		45,917	43,007
Deferred stock compensation		(1,016)	—
Accumulated deficit		(46,824)	(36,895)

Total shareholders’ equity (deficiency)		(1,916)	6,119

		$4,410	$10,269

The accompanying notes are an integral part of the consolidated financial statements.

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31,
	Note	2004	2003	2002
	U.S. dollars in thousands

Sales		$2,390	$2,711	$2,779
Maintenance		2,574	2,005	1,730

		4,964	4,716	4,509

Cost of sales and maintenance		872	801	625

Gross profit		4,092	3,915	3,884

Operating costs and expenses:
Research and development, net	11	4,149	2,240	3,838
Sales and marketing		6,899	5,094	6,580
General and administrative		2,930	2,239	3,120

Total operating expenses		13,978	9,573	13,538

Operating loss		(9,886)	(5,658)	(9,654)
Financial income (expenses), net		(43)	117	830
Other income		—	23	2

Net loss		$(9,929)	$(5,518)	$(8,822)

The accompanying notes are an integral part of the consolidated financial statements.

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

							Total
				Additional	Deferred		Shareholders’
	Preferred	Ordinary	Treasury	Paid-In	Stock	Accumulated	Equity
	Shares	Shares	Shares	Capital	Compensation	Deficit	(Deficiency)
	U.S. dollars in thousands

Balance as of January 1, 2002	$8	$2	$—	$48,041	$—	$(22,555)	$25,496
Warrants granted to consultants	—	—	—	6	—	—	6
Exercise of stock options	—	*)—	—	12	—	—	12
Net loss	—	—	—	—	—	(8,822)	(8,822)

Balance as of December 31, 2002	8	2	—	48,059	—	(31,377)	16,692
Purchase of treasury shares	—	—	(3)	(5,060)	—	—	(5,063)
Warrants granted to consultants	—	—	—	4	—	—	4
Exercise of stock options	—	*)—	—	4	—	—	4
Net loss	—	—	—	—	—	(5,518)	(5,518)

Balance as of December 31, 2003	8	2	(3)	43,007	—	(36,895)	6,119
Warrants granted to consultants	—	—	—	146	—	—	146
Deferred stock compensation	—	—	—	2,764	(2,764)	—	—
Amortization of deferred stock compensation	—	—	—	—	1,748	—	1,748
Net loss	—	—	—	—	—	(9,929)	(9,929)

Balance as of December 31, 2004	$8	$2	$(3)	$45,917	$(1,016)	$(46,824)	$(1,916)

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
	U.S. dollars in thousands

Cash flows from operating activities:
Net loss	$(9,929)	$(5,518)	$(8,822)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	453	770	1,178
Gain on sale of property and equipment	—	(1)	(2)
Accrued severance pay, net	48	2	(34)
Decrease (increase) in trade receivables	363	(452)	602
Decrease (increase) in other accounts receivable and prepaid expenses	(132)	(54)	168
Decrease (increase) in inventories	(500)	5	(28)
Increase (decrease) in trade payables	968	163	(452)
Increase (decrease) in other accounts payable and deferred revenues	880	990	(362)
Compensation expense on warrants granted to consultants	146	4	6
Amortization of deferred stock compensation	1,748	—	—

Net cash used in operating activities	(5,955)	(4,091)	(7,746)

Cash flows from investing activities:
Restricted cash	(379)	—	—
Long-term deposit	(46)	64	—
Proceeds from sale of property and equipment	—	1	107
Purchase of property and equipment	(985)	(72)	(285)

Net cash used in investing activities	(1,410)	(7)	(178)

Cash flows from financing activities:
Proceeds from exercise of stock options	—	4	12
Purchase of treasury shares	—	(5,063)	—
Payment of capital lease obligation	(145)	(88)	(79)

Net cash used in financing activities	(145)	(5,147)	(67)

Decrease in cash and cash equivalents	(7,510)	(9,245)	(7,991)
Cash and cash equivalents at the beginning of the year	8,025	17,270	25,261

Cash and cash equivalents at the end of the year	$515	$8,025	$17,270

Supplemental disclosure of non-cash investing and financing activities:
Capital lease obligation related to purchase of property and equipment	$297	$—	$225

The accompanying notes are an integral part of the consolidated financial statements.

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1: — GENERAL

a. Phonetic Systems Ltd. (“the Company”) was incorporated and commenced operations on February 7, 1994. The Company develops and markets an automatic telephone information system.

b. Subsidiaries as of December 31, 2004:

1. Phonetic Systems Inc. (incorporated on March 24, 1998).

2. Phonetic Systems U.K. Limited (incorporated on January 19, 2001). During 2002 — 2005, Phonetic Systems U.K. Limited reduced its operation and is in a process of ceasing its operations.

c. On November 15, 2004, ScanSoft Inc., a publicly traded company (Nasdaq: SSFT) (“ScanSoft”) entered into an agreement and plan of merger with the Company and its shareholders. The Company will survive the merger as a wholly-owned subsidiary of ScanSoft. The aggregate consideration for the shareholders of the Company consists of (i) approximately $35,000 in cash, of which $17,500 will be paid at closing and $17,500 will be paid 24-months after closing, (ii) a contingent payment of up to an additional $35,000 in cash to be paid, if at all, upon the achievement of certain performance targets, and (iii) unvested warrants to purchase 750,000 shares of ScanSoft Common stock (“the warrants”) that will vest, if at all, upon the achievement of certain performance targets. The transaction has been approved by the boards of directors of both ScanSoft and the Company.

Consummation of the transaction is subject to certain conditions upon closing.

d. The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a loss from continuing operations of $9,886 for the year ended December 31, 2004, a working capital deficiency of $3,121 and a net capital deficiency of $1,916 as of December 31, 2004. These conditions raise substantial doubt that the Company will be able to continue as a going concern.

If the merger with ScanSoft, as described in Note 1c, will not be consummated, management plans to start a process of fund raising.

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Functional currency:

A majority of the revenues of the Company is generated in U.S. dollars (“dollars”). In addition, part of the costs of the Company is incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 of the

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial Accounting Standards Board (“FASB”). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expense, as appropriate.

c. Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d. Cash equivalents:

The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

e. Inventories:

Inventories are stated at the lower of cost or market value on a specific consumption basis. The inventories represent hardware elements, most of them are considered as finished products which have been installed at the customer’s site but for which the Company has not yet recognized the revenue.

f. Long-term lease deposits:

Long-term deposits with maturities of more than one year are included in long-term investments and presented at their cost.

g. Property and equipment:

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33 — 50
Office furniture and equipment	7 — 33
Motor vehicles	15
Leasehold improvements	Over the term of the lease

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In the reported periods, no impairment indicators have been identified.

h. Research and development costs:

Statement of Financial Accounting Standards (“SFAS”) No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of a working model and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed as incurred.

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

i. Severance pay:

Under Israeli law, the Company is required to make severance payments to dismissed employees (including officers) and to employees leaving employment under certain other circumstances.

The Company’s liability for severance pay for the Israeli employees is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month salary for each year of employment, or a portion thereof. The Company’s liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

j. Government grants:

Royalty-bearing grants from the Government of Israel, for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants on the basis of the costs incurred, and included as a deduction of research and development costs.

k. Revenue recognition:

The Company generates revenues from software licenses fees, services and post contract support services.

License fees are recognized in accordance with Statement of Position SOP No. 97-2, “Software Revenue Recognition”, when the software has been delivered and installed, and a persuasive sale agreement exists evidencing a fixed and determinable fee for which collectability is reasonable assured. In most of the Company sales agreements there is an acceptance period. The Company recognizes the revenue after the acceptance period. Fees for post contract support services are deferred and amounts are recognized as earned ratably over the contract period, which generally is one year. Fees for services are recognized as the services are performed. When license, service packet and post contract service fees are combined in multiple element arrangements, the related revenue amounts are recognized based upon vendor-specific objective evidence and, if not available, the deferral of revenue recognition is required until the final element of the arrangement is delivered. In those circumstances in which vendor-specific objective evidence of the undelivered elements exists, revenues from the delivered element is recognizable provided that any discount included in the multiple element arrangement is applied to the delivered element consistent with the residual method, under SOP No. 97-2.

l. Warranty costs:

The Company provides a warranty for up to 90 days at no extra charge. Warranty periods end before the acceptance period is over, therefore no revenue is recognized until warranty period expires. Pursuant to this, the Company did not record a provision for estimated warranty costs. Based on the Company’s experience, the amounts are insignificant.

m. Income taxes:

The Company accounts for income taxes in accordance with SFAS 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, to reduce deferred tax assets to their estimated realizable value.

n. Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

Cash and cash equivalents are invested in deposits in major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company and its subsidiaries are derived mainly from sales to customers in the United States. The Company performs ongoing credit evaluations of its customers and, to date, has not experienced any material losses. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

The Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

o. Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company’s share options is less than the market price of the underlying shares on the measurement date (as defined under APB 25), compensation expense is recognized.

According to the employees option plan, the exercise price shall be paid in full with respect to each share, at the time of exercise, either in cash or in shares issuable upon exercise of the option having a fair market value equal to such exercise price, or in such other manner, as the committee established by the Board of Directors of the Company to administer the restricted stock incentive plan for U.S. employees shall determine, including a cashless exercise procedure through a broker-dealer. Pursuant to the provisions of APB 25, the Company’s 1999 stock option plan is decreed a variable plan, since Company’s employees can choose to pay the exercise price in shares or cash. Therefore, changes in the intrinsic value of the option, is charged to the statement of operation. In the year 2002 — 2003, no expenses were charged. In the year 2004, $1,748 was charged to the statements of operations.

The Company adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amended certain provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding net loss is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of grant using the minimum value option valuation model with the following weighted-average assumptions for 2002, 2003 and 2004: risk

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

free interest rates 2%, 2% and 1.5% respectively, dividend yields of 0% for each year, and an expected life of the option of four years.

Pro forma information under SFAS No. 123 is as follows:

	Year Ended December 31,
	2004	2003	2002

Net loss	$(9,929)	$(5,518)	$(8,822)
Deduct — stock-based employee compensation — intrinsic value	$1,748	$—	$—
Add — stock-based employee compensation — fair value	$(218)	$(126)	$(98)

Pro Forma net loss	$(8,399)	$(5,644)	$(8,920)

p. Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments.

q. Impact of recently issued accounting standards:

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an amendment of ARB No. 43. Chapter 4,” (“SFAS 151”). SFAS 151 amends Accounting Research Bulletin (“ARB”) No. 43. Chapter 4 to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed products overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123R is similar to the approach described in Statement 123. However, Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company has not yet determined the impact of applying the various provisions of Statement 123R.

r. Reclassification:

Certain amounts from prior years have been reclassified to conform to current period presentation.

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3: — OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2004	2003

Government authorities	$273	$131
Prepaid expenses	45	55

	$318	$186

NOTE 4: — PROPERTY AND EQUIPMENT

	December 31,
	2004	2003

Cost:
Computers and peripheral equipment	$3,740	$2,619
Office furniture and equipment	828	667
Motor vehicles	2	2
Leasehold improvements	3	3

	4,573	3,291
Accumulated depreciation	3,193	2,740

Depreciated cost	$1,380	$551

As for charges, see Note 7f.

NOTE 5: — TRADE PAYABLES

	December 31,
	2004	2003

Suppliers	$1,274	$364
Related parties (see Note 10)	98	40

	$1,372	$404

NOTE 6: — OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2004	2003

Employees and payroll accruals	$1,279	$741
Accrued vacation pay	452	335
Accrued expenses	245	267

	$1,976	$1,343

NOTE 7: — COMMITMENTS AND CONTINGENT LIABILITIES

a. Royalty commitments:

Under the Company’s research and development agreements with the Office of the Chief Scientist (“OCS”) and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

sales of products developed with funds provided by OCS, up to an amount equal to 100% of OCS research and development grants, linked to the U.S. dollar.

During 2004 and 2003, the Company paid royalties in the amount of $ 159 and $155, respectively, to the Office of the Chief Scientist. These amounts were charged to cost of revenues for the respective periods.

As of December 31, 2004, the Company has a remaining contingent obligation to pay royalties in the amount of $1,333 (which equals the maximum funds received by the OCS net of royalty paid), including accrued expenses in the amount of $120.

b. Pursuant to a license agreement with Force Computer Inc. (“Force”), formerly a member company of the Compaq group, Force authorized the use of its technology, and the Company has undertaken to pay Force royalties based on the number of systems sold, as follows:

Number of Sold Systems	Royalties per System

Up to 1,000	$100
1,001 — 5,000	75
Over 5,001	50

As of December 31, 2004, the Company has a remaining accrued obligation to pay royalties in the amount of $2.

c. Lease commitments:

In May 2003, a subsidiary signed a sublease agreement beginning in June 2003 for a period of one year and 10 months.

In September 2000, the Company signed a rental agreement beginning in February 2002 for a period of five years plus an option to renew for another five years.

The Group’s total rent expenses for the years ended December 31, 2002, 2003 and 2004 were approximately $797, $405 and $337, respectively.

The Company’s and subsidiary’s future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2005	$315
2006	294
2007	40

Total capital lease	$649

d. Capital lease:

The Company leases certain equipment under leases classified as capital leases for financial reporting purposes. The following is a schedule of future minimum lease payments under these agreements:

2005	$131
2006	79

$210

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e. Contracts with contingent liabilities:

During 2004, the Company was awarded several contracts from various telecommunication service providers to deliver a speech recognition platform for the automation of directory assistance calls. Inherent in the provisioning of such technology platforms in mission critical deployments, certain platform performance criteria are subject to contractual service level milestones. In some of the contracts under the agreement, the Company is subject to penalties if certain performance criteria are not met. These penalties are limited to the total amount that the Company will record from those agreements, and are in the form of credits against future business. The Company has not yet recorded any revenue from those agreements.

The Company has recorded provision of $50 for a penalty payment that is not a contingent payment.

f. Charges:

In order to secure the Company liabilities, the Company issues a limited fixed charge on its property and equipment and cash.

During 2004, the Company recorded a charge in amount of $230 against its property and equipment in favor of lease commitments following a capital lease of computer equipment. In accordance with the lease terms, the Company issued a bank guarantee in an amount of $10 and recorded a limited charge on its bank deposit in favor of the bank, resulting in restricted cash of $10.

In 2004 and 2003, in accordance with rent lease agreement, the Company issued a bank guarantee in favor of the lessor in an amount of $354, as of December 31, 2004 and 2003. During 2004, according to the bank request, the Company recorded a limited charge on its bank deposit in favor of the bank, resulting in restricted cash of $369. No cash was restricted as of December 31, 2003.

Total restricted cash as of December 31, 2004 were $379.

g. Bonuses:

On December 7, 2004, the Board of Directors of the Company (“the Board”) resolved to provide an additional consideration to employees who are holders of options for the Company’s Ordinary shares, which the Board, at its discretion, shall determine, in an amount up to $ 350 (which amount will reduce the first payment to the other shareholders). No amount was accrued as of December 31, 2004. This additional amount is contingent upon plan of merger closing and will be recognized when plan of merger will be consummated.

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8: — SHAREHOLDERS’ EQUITY

a. Composition:

	Authorized		Issued and Outstanding
	December 31,		December 31,
	2003	2004	2003	2004
		Number of shares

Shares of NIS 0.01 par value:
Ordinary shares	7,338,412	7,338,412	478,480	478,480
Preferred A shares	682,000	682,000	679,755	679,755
Preferred B shares	1,117,500	1,117,500	890,781	890,781
Preferred B1 shares	71,104	71,104	15,469	15,469
Preferred BB shares	226,563	226,563	—	—
Preferred BB1 shares	14,221	14,221	—	—
Preferred C shares	650,000	650,000	648,149	648,149
Preferred D shares	500,000	500,000	64,897	64,897
Preferred E shares	1,000,000	1,000,000	113,207	113,207

	11,599,800	11,599,800	2,890,738	2,890,738

Number of options:

		December 31,
		2003	2004
	Exercise
	Price per
	Option	Number of Options

Options for Ordinary shares	$0.8 – 2.2	119,786	106,683
Series A option exercisable to preferred A shares	$0.01	1,700	1,700
Series B option exercisable to preferred B shares	$8	226,563	226,563
Series D option exercisable to preferred D shares	$2	30,000	30,000
Series D option exercisable to ordinary shares	$2	124,675	124,675

		502,724	489,621

*)	The above options were issued in connection with prior financings and do not include options issued to employees (see c. below).

As of December 31, 2004, all options are exercisable.

The holders of Ordinary shares are entitled to rights to vote, to participate in meetings, to receive dividends and to participate in the excess assets upon liquidation of the Company.

The holders of Preferred A shares are entitled to further rights such as to vote in a special or annual meeting of shareholders or any resolution and priority in the event of distribution of assets upon liquidation or a sale transaction of the Company and to acquire shares upon the Company’s issuance of shares.

The holders of Preferred B and BB shares shall have the same voting rights as the holders of the Preferred A shares and Ordinary Shares, respectively.

The holders of Preferred B1 and BB1 shares shall have no voting rights except in a merger or consolidation.

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In the event of the distribution of assets upon liquidation of the Company, the holders of BB and BB1 Preferred shares will be conferred the same rights on the assets of the Company as those conferred by Ordinary shares, except for priority payment in the event of liquidation or a sale transaction. See below for further information.

The holders of Preferred C, D and E shares are entitled to the same rights as the holders of the Preferred A shares, except for priority payment in the event of liquidation or a sale transaction. See below for further information.

In the event of liquidation or sale transaction, all the assets of the Company available for distribution among the shareholders shall be distributed as follows: first, to the holders of Preferred E shares pari passu with the holders of Preferred D shares; second, to the holders of Preferred C shares pari passu with the holders of Preferred B and B1 shares; third, to the holders of Preferred A shares, and after which to all the shareholders pari passu on a fully diluted basis.

Notwithstanding the above, with respect to the holders of any series of Preferred shares, if the total amount distributed per share on an as converted basis to each such holder of Preferred shares is greater than twice the liquidation preference of such series of Preferred shares, then the preference for such series of Preferred shares shall not apply.

As of December 31, 2004, the liquidation preferences (assuming exercise of all options) are as follows:

Accumulated Series A	$3,651
Accumulated Series B	9,063
Accumulated Series C	10,500
Accumulated Series D	1,318
Accumulated Series E	2,385

$26,917

b. In February 2003, the Company repurchased part of its shares and warrants from certain of its D and E shareholders as follows: 401,246 Series D shares, 789,317 Series E shares and 233,236 warrants exercisable into 336,370 Ordinary shares for a total amount of $ 5,063.

c. Options issued to employees:

Under the Company’s 1999 stock option plan and restricted stock incentive plan for U.S. employees, options may be granted to officers, directors, employees and consultants of the Company and its subsidiaries. The options vest primarily over four years. Any options, which are forfeited or not exercised before expiration, become available for future grant.

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of the Company’s stock options granted among the various plans:

	Year Ended December 31,
	2002		2003		2004
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Outstanding at beginning of year	971,437	$4.285	831,564	$1.668	714,684	$1.503
Granted	246,997	$2.14	129,969	$1.150	231,125	$1.95
Exercised	(14,102)	$0.886	(2,143)	$1.889	—	—
Forfeited	(372,768)	—	(244,706)	$1.925	(20,144)	$1.02

Outstanding at end of year	831,564	$1.668	714,684	$1.503	925,665	$1.54

Exercisable options	545,117	$3.7	473,091	$1.452	626,241	$1.43

As of December 31, 2004, an aggregate of 338,049 Ordinary shares of the Company are still available for future grant.

In 2002, the Company effected repricing for 127,500 options to purchase ordinary shares. No expenses were charged to the statements of operations on the repricing date.

The options outstanding as of December 31, 2004, have been separated into ranges of exercise price as follows:

	Options		Options
	Outstanding		Exercisable
	as of	Remaining	as of
	December 31,	Contractual	December 31,
Exercise Price	2004	Life (Years)	2004

$0.01	19,600	3 - 4	19,600
$0.8	253,047	4 - 5	253,047
$1.15	408,868	6 - 10	258,714
$1.62	11,450	5 - 7	10,513
$2.20	174,400	9 - 10	31,600
$3.8	10,000	8 - 9	9,375
$4.05	3,500	6	3,500
$4.85	6,400	7	5,761
$6.77	38,400	7	34,131

	925,665		626,241

On December 7, 2004, the Board resolved -

1. To accelerate, prior to the closing, as defined in the merger agreement, all options for the Company’s Ordinary shares under the Plans, held by employees who commenced their employment with the Company or a subsidiary on or before January 1, 2004.

2. To take note that under the transactions contemplated by the merger agreement, unvested options for the Company’s Ordinary shares issued under the Plans and not accelerated as stated above may be accelerated according to the terms of the Plans or under certain employment contracts.

If the plan of merger is not consummated, the options will not be accelerated.

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2004, notice to employees has not been delivered yet (see Note 13).

d. Warrants issued to consultants:

In April 2002, the Company issued to consultants 68,000 warrants (out of them, 60,000 to a BOD member) for Ordinary shares with an exercised price of $3.8 per share. The warrants have contractual life of 10 years and vest primarily over four years. In 2003, 60,000 of the warrants were forfeited due to the resignation of a BOD member.

During 2004, the Company issued to consultants 41,500 warrants for Ordinary shares with an exercise price of $2.2 per share. 30,000 of these warrants were issued to a related party. The contractual life of 11,500 of the warrants is 10 years and they have a vesting period of four years, and the contractual life of 30,000 of the warrants issued to the related party is 10 years and they vest immediately.

The Company had accounted for its warrants to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these warrants was estimated using a Black-Scholes Option-Pricing Model with the following weighted-average assumptions for 2002, 2003 and 2004: risk-free interest rates of 2%, 2% and 1.5%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 80% for each year, and an expected life of the warrants of 10 years.

NOTE 9: — TAXES ON INCOME

a. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel’s CPI. As explained in Note 2a, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel’s CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109 the Company has not provided deferred income taxes on the differences between the functional currency and the tax bases of assets and liabilities.

b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company’s production facilities in Israel have been granted an “Approved Enterprise” status under the above law. The main benefit arising from such status is the reduction in tax rates on income derived from an “Approved Enterprise”. Income derived from an “Approved Enterprise” is tax exempt for a period of the first two years out of the seven year period of benefits. Income derived during the remaining five years of benefits is taxable at the rate of 25%. The period of benefits relating to the “Approved Enterprises” will take effect in the first year in which the Company will realize taxable income from the “Approved Enterprise” and will last for seven years but not beyond 2010. The tax-exempt income attributed to the “Approved Enterprise” can be distributed to shareholders the Company will be liable to corporate tax at the rate of 25%. Under Israeli law, dividends paid out of “Approved Enterprise” earnings will be subject to a reduced rate of withholding tax of 15%.

As of December 31, 2004, the Company did not benefit from the “Approved Enterprise” status, due to accumulated losses.

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c. Loss before taxes on income is comprised as follows:

	Year Ended December 31,
	2004	2003	2002

Domestic	$(7,126)	$(2,767)	$(4,117)
Foreign	(2,803)	(2,751)	(4,705)

	$(9,929)	$(5,518)	$(8,822)

d. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2004	2003

	Total	Total
Loss carryforward	$17,347	$12,769
Accrued vacation pay and severance pay	42	(4)
Less — valuation allowance	(17,389)	(12,765)
	$—	$—

The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since they have a history of losses over the past few years. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized.

The Company has an accumulated loss for tax purposes as of December 31, 2004 in the amount of approximately $23,188, which may be carried forward and offset against taxable income in the future for an indefinite period. Through December 31, 2004, the subsidiary had U.S. federal net operating loss carryforward of approximately $23,077 that can be carried forward and offset against taxable income for 20 years and are subject to review and possible adjustment by the Internal Revenue Service. The United States Tax Reform Act of 1986 contains provisions that may limit the net operating loss carryforwards available by the US subsidiary to be used in any given year under certain circumstances, including significant changes in ownership interests.

NOTE 10: — RELATED PARTIES TRANSACTIONS

	Year Ended December 31,
	2004	2003	2002

Management services	$180	$218	$—
Reimbursement of expenses	39	3	2

	219	221	2

Compensation expenses in respect with warrants granted for management services*)	136	4	—
Total	$355	$225	$2

Management fee were paid to one of the shareholders for certain management services in the amount of $15 per month, for the period from October 15, 2002, in accordance with board recommendation to pay such fee. Reimbursements of expenses were paid for two of the shareholders.

*)	Includes 30,000 and 46,119 warrants for Ordinary shares for years ended December 31, 2004 and 2003, respectively.

PHONETIC SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 11: — SELECTED STATEMENTS OF OPERATIONS DATA

	Year Ended December 31,
	2004	2003	2002

Research and development costs, net:
Research and development costs	$4,814	$3,071	$3,838
Net of grant from the Chief Scientist	665	831	—

	$4,149	$2,240	$3,838

NOTE 12: — CUSTOMERS AND GEOGRAPHIC INFORMATION

a. Summary information about geographic areas:

The Company operates in one industry segment (see Note 1 for a brief description of the Company’s business). The following data is presented in accordance with SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information”. Total revenues are attributed to geographic areas based on the location of end customers.

The following presents total revenues and long-lived assets for the year ended December 31, 2004, 2003 and 2002 and as of December 31, 2004, 2003 and 2002, respectively:

	Total Revenues			Long-Lived Assets
	United			United
	States	Israel	Total	States	Israel	Total

2004	$4,569	$395	$4,964	$716	$664	$1,380
2003	4,630	86	4,716	91	460	551
2002	4,491	18	4,509	385	864	1,249

b. The Company has no transactions with a single external customer which amounted to 10 percent or more of the Company’s revenues.

NOTE 13: — SUBSEQUENT EVENTS

On January 21, 2005 and on January 23, 2005, the Company delivered notices to employees regarding the acceleration of all options held by employees. Consequently, the Company is expected to recognize expense in the amount of $ 1,016 in 2005, pursuant to plan of merger consummation. If the plan of merger is not consummated, the options will not be accelerated.

Nuance Communications, Inc.

Pro Forma Combined Financial Statements

Introduction to Unaudited Pro Forma Combined Financial Statements

On May 14, 2007, Nuance Communications, Inc. (formerly known as ScanSoft, Inc.), Vicksburg Acquisition Corporation (a wholly owned subsidiary of Nuance Communications, Inc.), and Voice Signal Technologies, Inc., signed a definitive Agreement and Plan of Merger. Under the terms of the merger agreement the aggregate consideration consists of approximately 5.84 million shares of Nuance common stock, and an initial cash payment of approximately $204 million, net of the estimated cash closing balance of VoiceSignal. The aggregate consideration is valued at approximately $295 million, net of cash. Shares of Nuance common stock issued in the acquisition were valued in accordance with Emerging Issues Task Force (EITF) Issue 99-12; Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination (“EITF 99-12”). The merger consideration will be paid to VoiceSignal stockholders in accordance with the terms of the merger agreement.

The merger, which is expected to close in June 2007, is subject to customary closing conditions, including regulatory approvals, the adoption of the merger agreement and the approval of the merger by VoiceSignal stockholders. The merger will be accounted for as a purchase of a business.

On March 26, 2007, pursuant to a Share Purchase Agreement dated March 13, 2007, Nuance Communications, Inc. acquired Bluestar Resources Limited, the parent of Focus Enterprises Limited and Focus Infosys Private Limited. Under the purchase agreement the aggregate consideration consists of approximately $54.5 million in cash and the assumption of approximately $2.1 million of debt. The acquisition has been accounted for as a purchase of a business.

On March 31, 2006, pursuant to the Agreement and Plan of Merger dated as of February 8, 2006, Nuance acquired Dictaphone Corporation in exchange for approximately $359.2 million plus the return of certain cash on Dictaphone’s balance sheet, as defined in the merger agreement with Dictaphone. At the effective time of the merger, each share of common stock of Dictaphone converted into the right to receive the per share merger consideration. The merger was accounted for as a purchase of a business.

On March 31, 2006, Nuance entered into a senior secured credit facility (the “2006 Credit Facility”). The 2006 Credit Facility was used to fund a portion of the aggregate merger consideration in connection with the Dictaphone merger. On April 5, 2007, Nuance amended the 2006 Credit Facility by entering into (a) an Amended and Restated Credit Agreement and (b) an Amendment Agreement between Nuance and the lenders and syndication agents. The Amended and Restated Credit Agreement and the Amendment Agreement provide for the amendment and restatement of Nuance’s 2006 Credit Facility, which jointly are referred to as the 2007 Expanded Facility. As of May 31, 2007, Nuance has outstanding debt of $442 million under the Expanded Facility due in March 2013 and a $75 million revolving credit facility due in March 2012.

Borrowings under the 2007 Expanded Facility bear interest at a rate equal to the applicable margin plus, at Nuance’s option, either (a) a base rate (which is the higher of the corporate base rate of UBS AG, Stamford Branch, or the federal funds rate plus 0.50% per annum) or (b) a LIBOR rate determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in U.S. dollars. The applicable margin for borrowings under the 2007 Expanded Facility ranges from 0.50% to 1.25% per annum with respect to base rate borrowings and from 1.50% to 2.25% per annum with respect to LIBOR-based borrowings, depending upon Nuance’s leverage ratio. As of May 31, 2007, Nuance’s applicable margin is 1.00% for base rate borrowings and 2.00% for LIBOR-based borrowings. Nuance is required to pay a commitment fee for unutilized commitments under the revolving credit facility at a rate ranging from 0.375% to 0.50% per annum, based upon its leverage ratio. As of May 31, 2007, the commitment fee was 0.5%.

The Amended and Restated Credit Agreement contains customary covenants, including, among other things, covenants that in certain cases restrict the ability of Nuance and its subsidiaries to incur additional indebtedness, create or permit liens on assets, enter into sale-leaseback transactions, make loans or investments, sell assets, make acquisitions, pay dividends, repurchase stock. The Amended and Restated Credit Agreement also contains customary events of default, including failure to make payments, failure to observe covenants, breaches of representations and warranties, defaults under certain other material indebtedness, failure to satisfy material judgments, a change of control and certain insolvency events.

The following tables show summary unaudited pro forma financial information as if Nuance, Dictaphone, Bluestar and VoiceSignal had been combined as of October 1, 2005 for statement of operations purposes and as if Nuance and VoiceSignal had been combined for balance sheet purposes as of March 31, 2007. Dictaphone and Bluestar are included in Nuance’s consolidated balance sheet as of March 31, 2007 and Dictaphone is included in Nuance’s consolidated statement of operations for the six month period ended March 31, 2007, which were included in Nuance’s financial statements included herein.

The unaudited pro forma combined financial information of Nuance, Dictaphone, Bluestar and VoiceSignal is based on estimates and assumptions, which have been made solely for purposes of developing such pro forma information. The estimated pro forma adjustments arising from the recently completed acquisition of BlueStar and the acquisition of VoiceSignal are derived from the preliminary purchase price allocation.

The historical financial information of Bluestar and VoiceSignal for the year ended December 31, 2006 and the six months ended March 31, 2007 have been derived from the audited financial statements for December 31, 2006 and the unaudited financial statements for the six months ended March 31, 2007 of the respective companies. The historical financial information of Dictaphone has been derived from the unaudited financial information for the period from October 1, 2005 through March 31, 2006 (date of acquisition).

The pro forma financial statements do not include the historical or pro forma financial information for Mobile Voice Control, Inc. or BeVocal Inc., each of which were acquired by Nuance during Fiscal 2007. The financial statements for these acquired companies and pro forma financial information for the transactions are not included herein as the transactions were determined not to be “significant” in accordance with the calculations required by Rule 1-02(w) of Regulation S-X of the Securities Exchange Act of 1934, as amended.

The pro forma data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if each transaction had been consummated as of October 1, 2005 for statements of operations purposes, or March 31, 2007, for balance sheet purposes, respectively, nor are the data necessarily indicative of future operating results or financial position. The unaudited pro forma combined financial statements and related notes thereto should be read in conjunction with the historical consolidated financial statements of Nuance, Dictaphone, Bluestar and VoiceSignal, and related notes thereto beginning on page F-3, and “Management’s Discussion and Analysis of Nuance’s Financial Condition and Results of Operations” beginning on page 75, and the historical consolidated financial statements of VoiceSignal beginning on F-97. See the section entitled “Where You Can Find More Information” on page 140.

NUANCE COMMUNICATIONS, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
As of March 31, 2007

The selected unaudited pro forma combined financial data should be read in conjunction with the unaudited pro forma combined financial statements and related notes thereto, the historical consolidated financial statements of Nuance, and related notes thereto, beginning on page F-3. See “Where You Can Find More Information” on page 140.

	Historical	Historical	Pro Forma		Pro Forma
	Nuance(A)	VoiceSignal(B)	Adjustments		Combined
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$89,204	$1,936	$47,032	(4A)	$138,172
Short term investments	—	3,043	—		3,043
Accounts receivable, net	117,267	9,178	—		126,445
Acquired unbilled accounts receivable	5,456	—	16,500	(4B)	21,956
Inventories, net	8,352	—	—		8,352
Prepaid expenses and other current assets	14,589	377	(293	)(4D)	14,673
Deferred tax assets	391	4,006	(4,006	)(4H)	391

Total current assets	235,259	18,540	59,233		313,032
Land, building and equipment, net	31,755	805	—		32,560
Goodwill	750,835	—	222,969	(4I)	973,804
Other intangible assets, net	230,490	1,915	59,585	(4G)	291,990
Other long-term assets	25,818	186	(2,152	)(4D)	23,852

Total assets	$1,274,157	$21,446	$339,635		$1,635,238

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and obligations under capital leases	$4,310	$24	$2,660	(2)	$6,994
Accounts payable	32,886	1,130	—		34,016
Accrued expenses	57,228	894	400	(4F)	58,522
Current portion of accrued business combination costs	13,582	—	—		13,582
Current portion of license obligation	—	963	—		963
Deferred maintenance revenue	64,660	—	—		64,660
Unearned revenue and customer deposits	31,879	4,836	(4,836	)(4E)	31,879

Total current liabilities	204,545	7,847	(1,776)		210,616

NUANCE COMMUNICATIONS, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET — (Continued)

	Historical	Historical	Pro Forma		Pro Forma
	Nuance(A)	VoiceSignal(B)	Adjustments		Combined
	(In thousands)

Long-term debt and obligations under capital leases, net of current portion	348,703	9	263,317	(2)	612,029
Accrued business combination costs, net of current portion	40,286	—	—		40,286
License obligation, net of current portion	—	832	—		832
Deferred revenue, net of current portion	11,562	1,195	(1,195	)(4E)	11,562
Deferred tax liability	31,064	—	—		31,064
Other liabilities	22,683	—	—		22,683

Total liabilities	658,843	9,883	260,346		929,072

Redeemable convertible
Preferred Stock - Series C and Series D	—	32,713	(32,713	)(4C)	—

Commitments and contingencies Stockholders’ equity:
Preferred stock	4,631	7	(7	)(4C)	4,631
Common stock	179	17	(11	)(4C)	185
Additional paid-in capital	814,336	1,861	88,985	(4C)	905,182
Treasury stock, at cost	(14,323)	—	—		(14,323)
Accumulated other comprehensive income	3,581	(14)	14	(4C)	3,581
Accumulated deficit	(193,090)	(23,021)	23,021	(4C)	(193,090)

Total stockholders’ equity (deficit)	615,314	(21,150)	112,002		706,166

Total liabilities and stockholders’ equity	$1,274,157	$21,446	$339,635		$1,635,238

(A)	As reported in Nuance’s unaudited balance sheet included in its quarterly report on Form 10-Q as of March 31, 2007, as filed with the SEC and included herein.

(B)	Derived from VoiceSignal’s unaudited balance sheet as of March 31, 2007.

See accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

NUANCE COMMUNICATIONS INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Twelve Months Ended September 30, 2006

					Historical
					Bluestar			Historical
	Historical	Historical			Resources			VoiceSignal
	Nuance for	Dictaphone			for the			for the
	the Twelve	for the Six			Twelve			Twelve
	Months	Months			Months			Months
	Ended	Ended			Ended			Ended
	September 30,	March 31,			December 31,			December 31,
	2006	2006	Pro Forma		2006	Pro Forma		2006	Pro Forma		Pro Forma
	(A)	(B)	Adjustments		(C)	Adjustments		(D)	Adjustments		Combined
	(In thousands, except per share amounts)

Product and licensing	$235,825	$35,479	$(175	)(8)	$—	$—		$21,519	—		$292,648
Professional services, subscription and hosting	81,320	8,013	—		18,818	(2,535	)(5)	3,082	—		108,698
Maintenance and support	71,365	38,513	—		—	—		—	—		109,878

Total revenue	388,510	82,005	(175)		18,818	(2,535)		24,601	—		511,224

Costs and expenses:
Cost of product and licensing	31,394	22,187	(175	)(8)	—	—		—	—		53,406
Cost of professional services, subscription and hosting	59,015	8,480	—		9,947	(2,535	)(5)	1,351	—		76,258
Cost of maintenance and support	17,723	8,490	—		—	—		—	—		26,213
Cost of revenue from amortization of intangible assets	12,911	1,570	83	(9)	—	379	(6)	474	1,860	(1)	17,277

Total cost of revenue	121,043	40,727	(92)		9,947	(2,156)		1,825	1,860		173,154

Gross Margin	267,467	41,278	(83)		8,871	(379)		22,776	(1,860)		338,070

Operating expenses:
Research and development	59,403	4,056	—		—	—		6,001	—		69,460
Sales and marketing	128,412	17,700	—		3,704	—		4,214	—		154,030
General and administrative	55,343	16,371	—		—	—		5,356	—		77,070
Amortization of other intangible assets	17,172	2,029	3,610	(9)	—	3,977	(6)	—	11,656	(1)	38,444
Merger expense	—	22,379	—		—	—		—	—		22,379
Cost of and loss related to sale of divisions	—	2,367	—		—	—		—	—		2,367
Restructuring and other charges (credits), net	(1,233)	—	—		—	—		—	—		(1,233)

Total operating expenses	259,097	64,902	3,610		3,704	3,977		15,571	11,656		362,517

Income (loss) from operations	8,370	(23,624)	(3,693)		5,167	(4,356)		7,205	(13,516)		(24,447)
Other income (expense):
Interest income	3,305	447	—		—	—		144	—		3,896
Interest expense	(17,614)	(180)	(13,768	)(10)	(171)	(5,241	)(7)	(154)	(17,520	)(3)	(54,648)
Other (expense) income, net	(1,132)	171	—		(586)	—		—	—		(1,547)

Income (loss) before income taxes	(7,071)	(23,186)	(17,461)		4,410	(9,597)		7,195	(31,036)		(76,746)
Provision for (benefit from) income taxes	15,144	453	—		726	—		(187)	—		16,136

Income (loss) before cumulative effect of accounting change	(22,215)	(23,639)	(17,461)		3,684	(9,597)		7,382	(31,036)		(92,882)
Cumulative effect of accounting change	672	—	—		—	—		—	—		672

Net income (loss)	$(22,887)	$(23,639)	$(17,461)		$3,684	$(9,597)		$7,382	$(31,036)		$(93,554)

See accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

NUANCE COMMUNICATIONS INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS — (Continued)

				Historical
				Bluestar		Historical
	Historical	Historical		Resources		VoiceSignal
	Nuance for	Dictaphone		for the		for the
	the Twelve	for the Six		Twelve		Twelve
	Months	Months		Months		Months
	Ended	Ended		Ended		Ended
	September 30,	March 31,		December 31,		December 31,
	2006	2006	Pro Forma	2006	Pro Forma	2006	Pro Forma		Pro Forma
	(A)	(B)	Adjustments	(C)	Adjustments	(D)	Adjustments		Combined
	(In thousands, except per share amounts)

Basic and diluted earnings per share
Loss before cumulative effect of accounting change	$(0.13)	—	—	—	—	—	—		$(0.54)
Cumulative effect of accounting change	$(0.01)	—	—	—	—	—	—		$(0.01)

Net loss per share	$(0.14)	—	—	—	—	—	—		$(0.55)

Weighted average common shares outstanding:
Basic and diluted	163,873	—	—	—	—	—	5,837	(4C)	169,710

(A)	As reported in Nuance’s annual report on Form 10-K, as filed with the SEC and included herein.

(B)	Derived from Dictaphone’s unaudited financial information for the period from October 1, 2005 through March 31, 2006 (date of acquisition).

(C)	As reported in Bluestar Resources Limited audited financial statements for the twelve months ended December 31, 2006.

(D)	As reported in VoiceSignal audited financial statements for the twelve months ended December 31, 2006.

NUANCE COMMUNICATIONS

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For The Six Months Ended March 31, 2007

		Historical
	Historical	Bluestar			Historical
	Nuance for the	Resources			VoiceSignal for
	Six Months	for the Period			the Six Months
	Ended	Ended			Ended
	March 31,	March 26,	Pro Forma		March 31,	Pro Forma		Pro Forma
	2007(A)	2007(B)	Adjustments		2007(C)	Adjustments		Completed
	(In thousands, except per share data)

Product and licensing	$146,064	$—	$—		$12,558	$—		$158,622
Professional services, subscription and hosting	60,807	10,563	(1,161	)(5)	1,223	—		71,432
Maintenance and support	58,612	—	—		—	—		58,612

Total revenue	265,483	10,563	(1,161)		13,781	—		288,666

Costs and expenses:
Cost of product and licensing	22,287	—	—		—	—		22,287
Cost of professional services, subscription and hosting	43,120	6,611	(1,161	)(5)	619	—		49,189
Cost of maintenance and support	13,538	—	—		—	—		13,538
Cost of revenue from amortization of intangible assets	5,842	—	190	(6)	250	930	(1)	7,212

Total cost of revenue	84,787	6,611	(971)		869	930		92,226

Gross Margin	180,696	3,952	(190)		12,912	(930)		196,440
Operating expenses:
Research and development	34,087	—	—		3,183	—		37,270
Sales and marketing	85,721	381	—		2,421	—		88,523
General and administrative	32,925	2,037	—		2,618	—		37,580
Amortization of other intangible assets	10,266	—	1,988	(6)	—	5,829	(1)	18,083

Total operating expenses	162,999	2,418	1,988		8,222	5,829		181,456

Income from operations	17,697	1,534	(2,178)		4,690	(6,759)		14,984
Other income (expense):
Interest income	2,715	—	—		33	—		2,748
Interest expense	(15,181)	(90)	(2,621	)(7)	—	(8,760	)(3)	(26,652)
Other (expense) income, net	(839)	74	—		—	—		(765)

Income (loss) before income taxes	4,392	1,518	(4,799)		4,723	(15,519)		(9,685)
Provision for (benefit from) income taxes	7,356	278	—		(413)	—		7,221

Net income (loss)	$(2,964)	$1,240	$(4,799)		$5,136	$(15,519)		$(16,906)

Basic and diluted earnings per share
Net loss per share	$(0.02)	—	—		—	—		$(0.10)

Weighted average common shares outstanding:
Basic and diluted	170,501	—	—		—	5,837	(4C)	176,338

(A)	As reported in Nuance’s unaudited statement of operations included in its Form 10-Q for the six months ended March 31, 2007, as filed with the SEC.

(B)	Derived from Bluestar unaudited financial information for the period from October 1, 2006 to March 26, 2007.

(C)	Derived from VoiceSignal unaudited financial information for the six months ended March 31, 2007.

See accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

NUANCE COMMUNICATIONS, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

A summary of the estimated consideration and preliminary purchase price allocation as of March 31, 2007 for the VoiceSignal acquisition is as follows (in thousands):

Estimated Purchase Consideration
Cash	$210,000
Common Stock	90,852
Transaction Costs	11,045

Total Estimated Purchase Consideration	$311,897

Preliminary Allocation of Purchase Consideration
Current Assets	$30,741
Property & Equipment	805
Other Assets	134
Identifiable Intangible Assets	61,500
Goodwill	222,969
Total Assets Acquired	316,149

Current Liabilities	(3,411)
Long-Term Liabilities	(841)

Total Liabilities Assumed	(4,252)

$311,897

Current assets acquired primarily relate to cash, accounts receivable and acquired unbilled accounts receivable. Current liabilities assumed primarily relate to payables to employees and accounts payable, as well as current obligations under license arrangements. Long term liabilities assumed consist primarily of non-current obligations under license arrangements.

The acquisition of VoiceSignal by Nuance is expected to give rise to the consolidation and elimination of certain VoiceSignal and Nuance personnel. The pro forma adjustments do not include any amounts which may be recorded in accordance with Emerging Issues Task Force 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination as Nuance does not expect that a final integration plan will be established until just prior to or immediately after the closing of the transaction. However, Nuance along with its financial advisors Lehman Brothers, has prepared a preliminary analysis of restructuring activities. Nuance expects full year operating synergies of approximately $8 million to $10 million resulting from these activities, which have not been reflected in the pro forma adjustments as they have not yet been finalized.

Nuance believes that certain restructuring actions are an integral component of the acquisition plan to enable the benefits of the combined companies to be optimized and the benefits of the acquisition to be realized. Nuance expects to complete these restructuring efforts within one year of the closing.

Nuance believes the $61.5 million of value ascribed to identifiable intangible assets will be allocated to completed and core technology, and customer relationships.

The amount assigned to identifiable intangible assets acquired was based on their respective fair values determined as of the acquisition date. The excess of the purchase price over the tangible and identifiable assets was recorded as goodwill and amounted to approximately $223.0 million. In accordance with current accounting standards, the goodwill is not being amortized and will be tested for impairment as required by SFAS No. 142.

The pro forma data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if each transaction had been consummated as of October 1, 2005 for the income statement or as of March 31, 2007 for the balance sheet, nor are the data necessarily indicative of future operating results or financial position.

NUANCE COMMUNICATIONS, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

Pro forma adjustments reflect only those adjustments which are factually determinable and do not include the impact of contingencies which will not be known until the resolution of the contingency. The allocation of the purchase price relating to these acquisitions is preliminary, pending the finalization of Nuance’s review of certain of the accounts and the finalization of the appraisal of identifiable intangible assets.

VoiceSignal

(1) Adjustment to record amortization expense of $13,516,000 and $6,759,000 for the identifiable intangible assets associated with the VoiceSignal acquisition for the twelve months ended September 30, 2006 and the six months ended March 31, 2007, respectively, as if the acquisition had occurred on October 1, 2005. The allocation of the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed is preliminary pending collection of data to evaluate estimates of future revenues and earnings to determine a discounted cash flow valuation of certain intangibles that meet the separate recognition criteria of SFAS No. 141. Nuance’s preliminary assessment is that the weighted average useful life of the acquired identifiable intangible assets will be approximately 4.5 years. The acquired identifiable intangible assets will be amortized over a term consistent with their economic life. Core and completed technologies will be amortized to cost of revenue using the straight line method. Customer relationships will be amortized to operating expense over a term consistent with the related revenue streams.

An increase in the amount of identifiable intangible assets or a change in the allocation between the acquired identifiable intangible assets and goodwill for the VoiceSignal acquisition of $1,000,000 would result in a change in pro forma amortization expense of approximately $250,000 and $125,000 for the twelve months ended September 30, 2006 and the six months ended March 31, 2007, respectively. An increase in the weighted average useful life of the acquired identifiable intangible assets of one year would result in a decrease in pro forma amortization expense of approximately $2,484,000 and $1,242,000 for the twelve months ended September 30, 2006 and the six months ended March 31, 2007, respectively. A decrease in the weighted average useful life of the acquired identifiable intangible assets of one year would result in an increase in pro forma amortization expense of approximately $3,905,000 and $1,953,000 for the twelve months ended September 30, 2006 and the six months ended March 31, 2007, respectively.

(2) Adjustment to record $210,000,000 of debt including $3,200,000 of issuance cost to be issued in connection with the VoiceSignal acquisition at an interest rate of 7.55% and the issuance of $55,977,000 of debt (including $1,500,000 of issuance costs) incurred in April 2007 at an interest rate of 7.3%, relating to the Bluestar acquisition completed in March 2007.

(3) Adjustment to record interest expense of $17,520,000 and $8,760,000 for the year ended September 30, 2006 and the six months ended March 31, 2007, respectively, associated with the debt issued in connection with the VoiceSignal acquisition based on an interest rate of 7.55% and an associated increase of 0.25% on Nuance’s pre-existing loan balance. A change of 0.25% in the interest rate would result in an annualized change of $525,000 in interest expense.

(4) Adjustments to record the fair value of the assets acquired and the liabilities assumed of VoiceSignal, subject to adjustment pending the completion of a post-closing review of the purchased assets. Adjustments assume the acquisition was consummated March 31, 2007 and include the following:

(A) Adjustment to record $4,245,000 for transaction fees paid, which include legal, accounting and tax fees, investment bankers’ fees, intellectual property filing fees and due diligence fees incurred by Nuance. These transaction fees are included in the total estimated purchase consideration.

Adjustment to record $3,200,000 for debt issuance costs paid related to debt issued in connection with the VoiceSignal acquisition.

NUANCE COMMUNICATIONS, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

Adjustment to reflect $54,477,000 in cash proceeds from the issuance of debt in April 2007 relating to the Bluestar acquisition closed in March 2007.

(B) Adjustment to record acquired unbilled accounts receivables totaling $16,500,000. The adjustment represents guaranteed contractual payments on technology previously delivered by VoiceSignal that are not yet billable per the contracts.

(C) Adjustment to VoiceSignal historical data made to eliminate $21,150,000 of stockholders’ deficit and $32,713,000 of redeemable convertible preferred stock.

Adjustment to record common stock of $6,000 and Additional Paid in Capital of $90,846,000 related to the estimated issuance of 5,836,576 shares of Nuance common stock at a value of $15.57. Shares of Nuance common stock issued in the acquisition were valued in accordance with Emerging Issues Task Force (EITF) Issue 99-12; Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination. Accordingly, the share price was based upon the five day average of the adjusted closing price of Nuance stock, two days prior to the announcement and the three days subsequent (including the day of announcement).

(D) Adjustment to eliminate $293,000 and $52,000 of prepaid and other long term assets, respectively that existed as of March 31, 2007. Adjustment to reflect $3,200,000 of debt issuance costs related to debt issued in connection with the VoiceSignal acquisition. Adjustment to reflect $1,500,000 of debt issuance costs incurred in April 2007, in connection with the Bluestar acquisition, completed in March 2007.

Adjustment to reclassify $6,800,000 of previously capitalized legal fees to an intangible asset in connection with the settlement of a preexisting relationship; in accordance with Emerging Issues Task Force (EITF) 04-01, “Accounting for Preexisting Relationships between Parties to a Business Combination.” The Company reviewed its previously capitalized legal fees and determined that there was no gain or loss on the settlement of the preexisting relationship and that the fees were incremental consideration and are reflected as part of the transaction costs. The Company has preliminarily determined that this intangible asset has an indefinite life and has been included in goodwill. If upon final determination we conclude that a portion of this asset has a finite life the asset would need to be amortized over the remaining economic life of the intangible asset, approximately six years. Assuming the entire amount is recorded as an intangible asset with a weighted average useful life of six years, the pro forma amortization expense would increase by $1,133,000 and $566,500 for the twelve months ended September 30, 2006 and the six months ended March 31, 2007, respectively.

(F) Adjustment to record $400,000 of payments due related to employee benefit programs.

(G) Adjustment to record the fair value of intangible assets acquired totaling $61,500,000, partially offset by an adjustment to eliminate $1,915,000 of historical intangible assets that existed as of March 31, 2007.

(H) Adjustment to record valuation allowance of $4,006,000 related to deferred tax assets of VoiceSignal.

(I) Adjustment to record goodwill of $222,969,000 (assuming for the purpose of these pro forma financial statements that the acquisition has been consummated on March 31, 2007) as a result of the purchase consideration in excess of the fair value of assets acquired and liabilities assumed.

Bluestar

(5) Adjustment to eliminate intercompany professional services, subscription and hosting revenue and cost of professional services, subscription and hosting revenue totaling $2,535,000 and $1,161,000 for the year ended September 30, 2006 and the six months ended March 31, 2007, respectively.

NUANCE COMMUNICATIONS, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

(6) Adjustment to record amortization expense of $4,356,000 and $2,178,000 for the identifiable intangible assets associated with the Bluestar acquisition for the twelve months ended September 30, 2006 and the six months ended March 31, 2007, respectively, as if the acquisition had occurred on October 1, 2005. Core and completed technology are amortized to cost of revenue while customer relationships and non-compete agreements are amortized to operating expenses.

(7) Adjustment to record interest expense of $5,241,000 and $2,621,000 for the year ended September 30, 2006 and the six months ended March 31, 2007, respectively, associated with the debt assumed in connection with the Bluestar acquisition based on an interest rate of 7.3%. A change of 0.25% in the interest rate would result in an annualized change of $139,900 in interest expense.

Dictaphone and the Credit Facility

(8) Adjustment to eliminate intercompany product license revenue and cost of product license revenue totaling $175,000 for the six months ended March 31, 2006.

(9) Adjustment to record amortization expense of $7,292,000 for the identifiable intangible assets associated with the Dictaphone acquisition, partially offset by an adjustment to eliminate amortization expense of $3,599,000 related to intangible assets of Dictaphone which existed prior to the acquisition for the year ended September 30, 2006 as if the acquisition had occurred on October 1, 2005.

(10) Adjustment to record interest expense of $13,768,000 for the year ended September 30, 2006 and related to funds borrowed under the 2006 Credit Facility. This expense assumes an interest rate of 7.0% and also includes the amortization of the $9.0 million of debt issuance costs. The rate as of March 31, 2006 was 6.83%, a change of 0.25% in the interest rate would result in an annualized change of $887,500 in interest expense.

ANNEX A
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NUANCE COMMUNICATIONS, INC.

VICKSBURG ACQUISITION CORPORATION

VOICE SIGNAL TECHNOLOGIES, INC.

U.S. BANK NATIONAL ASSOCIATION, AS ESCROW AGENT

AND

STATA VENTURE PARTNERS, LLC, AS STOCKHOLDER REPRESENTATIVE

DATED AS OF MAY 14, 2007

INDEX OF EXHIBITS

Exhibit	Description

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Certificate of Merger
Exhibit C	Form of Proprietary Information Agreement
Exhibit D	List of Persons whose knowledge constitutes “Knowledge”
Exhibit E	Merger Consideration Distribution
Exhibit F	Form of Release Agreement

SCHEDULES

THIS AGREEMENT AND PLAN OF MERGER (the “AGREEMENT”) is made and entered into as of May 14, 2007 by and among Nuance Communications, Inc., a Delaware corporation (“PARENT”), Vicksburg Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“SUB”), Voice Signal Technologies, Inc., a Delaware corporation (the “COMPANY”), U.S. Bank National Association, to act as escrow agent hereunder, and as a party to this Agreement solely with respect to ARTICLE VII herein (the “ESCROW AGENT”) and Stata Venture Partners, LLC, who will serve as the representative of the Company’s stockholders, and is referred to herein from time to time as the “STOCKHOLDER REPRESENTATIVE.”

RECITALS

A. The Boards of Directors of each of Parent, Sub and the Company believe it is in the best interests of each company and its respective stockholders that Parent acquire the Company through the statutory merger of Sub with and into the Company (the “MERGER”) and, in furtherance thereof, have approved the Merger.

B. Pursuant to the Merger, among other things, and subject to the terms and conditions of this Agreement, all of the issued and outstanding capital stock of the Company shall be converted into the right to receive the consideration set forth herein.

C. A portion of the consideration payable in connection with the Merger shall be placed in escrow as security for the indemnification obligations set forth in this Agreement.

D. The Company, on the one hand, and Parent and Sub, on the other hand, desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

E. Concurrent with the execution and delivery of this Agreement, as a material inducement to Parent and Sub to enter into this Agreement, all officers and directors of the Company, and certain other affiliated stockholders of the Company are entering into Voting Agreements, in substantially the form attached hereto as EXHIBIT A (the “VOTING AGREEMENTS”), with Parent, pursuant to which such stockholders have irrevocably agreed to vote in favor of the Merger and the transactions contemplated thereby and to other matters set forth therein.

F. Concurrent with the execution and delivery of this Agreement, as a material inducement to the Company and the Stockholders to enter into this Agreement, Parent and certain individuals are entering into Release Agreements substantially in the form attached hereto as EXHIBIT F (the “RELEASE AGREEMENTS”), pursuant to which Parent and such individuals are releasing each other from claims related to the Parent/Company Litigation (as defined below).

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other promises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1  The Merger.  At the Effective Time (as defined in SECTION 1.2 hereof) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (“DELAWARE LAW”), Sub shall be merged with and into the Company, the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent. The surviving corporation after the Merger is hereinafter referred to as the “SURVIVING CORPORATION.”

1.2  Effective Time.  Unless this Agreement is earlier terminated pursuant to Section 8.1 hereof, the closing of the Merger (the “CLOSING”) will take place as promptly as practicable after the execution and delivery hereof by the parties hereto, and following satisfaction or waiver of the conditions set forth in Article VI hereof, at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 1700 K

Street NW, Fifth Floor, Washington, D.C., unless another time or place is mutually agreed upon in writing by Parent and the Company. The date upon which the Closing actually occurs shall be referred to herein as the “CLOSING DATE.” On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger in substantially the form attached hereto as EXHIBIT B, with the Secretary of State of the State of Delaware (the “CERTIFICATE OF MERGER”), in accordance with the applicable provisions of Delaware Law (the time of the acceptance of such filing by the Secretary of State of the State of Delaware such filing shall be referred to herein as the “EFFECTIVE TIME”).

1.3  Effects of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Corporation.

1.4  Organizational Documents.  Unless otherwise determined by Parent prior to the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the certificate of incorporation of Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is Voice Signal Technologies, Inc.”

(a) Unless otherwise determined by Parent prior to the Effective Time, the bylaws of Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation at the Effective Time until thereafter amended in accordance with Delaware Law.

1.5  Directors/officers.

(a) Directors of the Company.  Unless otherwise determined by Parent prior to the Effective Time, the directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold office until their successors are duly elected and qualified.

(b) Officers of the Company.  Unless otherwise determined by Parent prior to the Effective Time, the officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the bylaws of the Surviving Corporation.

1.6  Definitions.  For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Business Day(s)” shall mean each day that is not a Saturday, Sunday or holiday on which banking institutions located in New York, New York are authorized or obligated by Law or executive order to close.

(b) “Cash Consideration” shall mean $210,000,000, plus the aggregate amount of cash proceeds received by the Company at any time after the date of this Agreement in connection with the exercise of any Company Option, and less the amount of Third Party Expenses set forth on the Statement of Expenses.

(c) “Company Capital Stock” shall mean the Company Common Stock, the Company Preferred Stock and any other shares of capital stock, if any, of the Company, taken together.

(d) “Company Common Stock” shall mean shares of common stock, $0.001 par value per share, of the Company.

(e) “Company Material Adverse Effect” shall mean any change, event or effect that is materially adverse to the business, assets (whether tangible or intangible), financial condition, operations or capitalization of the Company and any subsidiaries, taken as a whole; provided, however, that, in no event shall any of the following be taken into account in determining whether there has been or will be a

Company Material Adverse Effect: (A) any effect resulting from changes or effects in general worldwide or United States economic, capital market or political conditions (which changes or effects do not disproportionately affect the Company), (B) any effect resulting from changes or effects generally affecting the industries or markets in which the Company operates (which changes or effects do not disproportionately affect the Company), (C) any effect resulting from any act of war or terrorism (or, in each case, any escalation thereof) (which changes or effects do not disproportionately affect the Company), (D) any changes in applicable Laws or GAAP, (E) any effect resulting directly from the announcement or pendency of the Merger, or (F) any change, event or effect resulting from or arising out of any action on the part of Parent or any of its affiliates, including, without limitation, actions taken in the ordinary course of business.

(f)  “Company Options” Shall mean all issued and outstanding options (including commitments to grant options to purchase or otherwise acquire Company Common Stock (whether or not vested) held by any person, each of whom are listed on SECTION 2.2(B) of the Disclosure Schedule.

(g)  “Company Preferred Stock” shall mean shares of Company Series A Convertible Preferred Stock, Company Series B Convertible Preferred Stock, Company Series C Convertible Preferred Stock and Company Series D Convertible Preferred Stock, taken together.

(h)  “Company Series a Convertible Preferred Stock” shall mean shares of Series A Preferred Stock, par value $0.001 per share, of the Company.

(i)  “Company Series b Convertible Preferred Stock” shall mean shares of Series B Preferred Stock, par value $0.001 per share, of the Company.

(j)  “Company Series c Convertible Preferred Stock” shall mean shares of Series C Preferred Stock, par value $0.001 per share, of the Company.

(k)  “Company Series d Convertible Preferred Stock” shall mean shares of Series D Preferred Stock, par value $0.001 per share, of the Company.

(l)  “Contract” shall mean any written or oral agreement, contract, subcontract, lease, binding understanding, instrument, note, bond, mortgage, indenture, option, warranty, purchase order, license, sublicense, benefit plan, obligation, commitment or undertaking of any nature.

(m)  “Escrow Amount” shall mean $30,000,000 of the Cash Consideration.

(n)  “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(o)  “Gaap” shall mean United States generally accepted accounting principles consistently applied.

(p)  “Knowledge” or “Known” shall mean, with respect to the Company, the knowledge of the persons set forth on EXHIBIT D after reasonable inquiry of those employees of the Company whom such persons reasonably believe would have actual knowledge of the matters represented.

(q)  “Laws” shall mean any national, federal, state, local or foreign law, rule, regulation, statute, ordinance, order, judgment, decree, permit, franchise, license or other governmental restriction or requirement of any kind.

(r)  “Lien” shall mean any lien, pledge, charge, claim, mortgage, security interest or other encumbrance of any sort.

(s)  “Merger Consideration” shall mean the Cash Consideration and the Stock Consideration.

(t)  “New Nda” shall mean the Non-Disclosure and F.R.E. 408 Agreement between Parent and the Company, entered into April 30, 2007.

(u)  “Parent Common Stock” shall mean the common stock, par value $0.001 per share, of Parent.

(v)  “Parent/company Litigation” shall mean any current or future litigation between Parent or any of its affiliates, on the one hand, and the Company or any of its affiliates on the other hand (other than to the extent that such litigation arises out of or relates to this Agreement and the transactions contemplated hereby).

(w)  “Parent Material Adverse Effect” shall mean any change, event or effect that (i) is materially adverse to the business, assets (whether tangible or intangible), financial condition, or results of operations of Parent and its subsidiaries, taken as a whole or (ii) will or is reasonably likely to materially impede the ability of Parent to timely consummate the transactions contemplated by this Agreement in accordance with the terms hereof; provided, however, that, for purposes of clause (i) above, in no event shall any of the following be taken into account in determining whether there has been or will be a Parent Material Adverse Effect: (A) any effect resulting from changes or effects in general worldwide or United States economic, capital market or political conditions (which changes or effects do not disproportionately affect Parent), (B) any effect resulting from changes or effects generally affecting the industries or markets in which Parent operates (which changes or effects do not disproportionately affect Parent), (C) any effect resulting from any act of war or terrorism (or, in each case, any escalation thereof) (which changes or effects do not disproportionately affect Parent), (D) any changes in applicable Laws or GAAP (E) any effect resulting directly from the announcement or pendency of the Merger, (F) any change in and of itself in Parent’s Stock price or trading volume, or (G) any change, event or effect resulting from or arising out of any action on the part of the Company or any of its affiliates, including, without limitation, actions taken in the ordinary course of business.

(x)  “Plans” shall mean the Company’s Amended and Restated 1998 Stock Option Plan.

(y)  “Pro Rata Portion” shall mean, with respect to each Stockholder entitled to receive a portion of the Cash Consideration, the quotient obtained by dividing (A) the portion of the Cash Consideration that such Stockholder is entitled to receive at the Effective Time pursuant to SECTION Y1.7(A) (including the portion thereof to be contributed to the Escrow Fund pursuant to Section 1.7(b)) by (B) the Cash Consideration.

(z)  “Related Agreements” shall mean the Certificate of Merger, the Voting Agreements, the Release Agreements, the Mutual Non-Disclosure and F.R.E. Agreement executed by the Company on October 30, 2006 and executed by Parent on November 2, 2006, as amended and in effect from time to time (the “CONFIDENTIAL DISCLOSURE AGREEMENT” and the New NDA.

(aa)  “Sas-100” shall mean Statement of Auditing Standards No. 100.

(bb)  “Sec” shall mean the United States Securities and Exchange Commission.

(cc)  “Securities Act” shall mean the Securities Act of 1933, as amended.

(dd)  “Signing Price” Shall mean $15.42 (reflecting the average of the reported closing price of the Parent Common Stock for the ten (10) trading days immediately preceding the date of this Agreement), proportionally adjusted for any stock split, stock dividend, reverse stock split, or similar subdivision or combination of the outstanding shares of Parent Common Stock occurring after the date of this Agreement.

(ee)  “Statement of Expenses” shall have the meaning set forth in SECTION 5.4.

(ff)  “Stock Consideration” shall mean the number of shares of Parent Common Stock equal to $90,000,000 divided by the Signing Price and rounded down to the nearest whole share.

(gg)  “Stockholder” Shall mean any holder of any Company Capital Stock and/or Company Vested Options immediately prior to the Effective Time.

(hh)  “Stockholder Arrangements” shall have the meaning set forth in SECTION 5.17.

(ii)  “Third Party Expenses” shall have the meaning set forth in SECTION 5.4.

(jj)  “Well-Known Seasoned Issuer” shall have the meaning set forth in Rule 405 promulgated by the SEC under the Securities Act.

1.7  Effect of the Merger on the Capital Stock of the Constituent Corporations.

(a)  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company or the holders of shares of Company Capital Stock, each outstanding share of Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined in SECTION 1.8(a) hereof)), upon the terms and subject to conditions set forth in this SECTION 1.7 and throughout this Agreement, including, without limitation, the escrow provisions set forth in ARTICLE VII hereof, will be cancelled and extinguished and be converted automatically into the right to receive, upon surrender of the certificate representing such shares of Company Capital Stock in the manner provided in SECTION 1.9 hereof, the portions of the Cash Consideration and the Stock Consideration to be determined in accordance with the provisions set forth in EXHIBIT E attached hereto. Both on the fifth (5th) day prior to the Closing and at the Closing, the Vice President of Finance of the Company shall deliver to Parent a calculation setting forth the portions of the Cash Consideration and the Stock Consideration to which each holder of shares of Company Capital Stock or of vested Company Options, in each case to the extent outstanding on the date such calculation is delivered by the Vice President of Finance of the Company, would be entitled at the Effective Time if such holder were to hold all of such shares of Company Capital Stock or vested Company Options, as the case may be, immediately prior to the Effective Time. Such calculations by the Vice President of Finance of the Company shall be made by implementing the provisions of EXHIBIT E attached hereto.

(b)  Reduction for Escrow Amount.  Each distribution of the Cash Consideration made to a Stockholder pursuant to this SECTION 1.7 shall be reduced by such Stockholder’s Pro Rata Portion of the Escrow Amount, if any, in accordance with SECTION 7.4 hereof.

(c)  No Fractional Shares.  No fraction of a share of Parent Common Stock will be issued pursuant to the Merger, but in lieu thereof, each Stockholder who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such Stockholder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction multiplied by (ii) the Signing Price.

(d)  Notwithstanding anything in this SECTION 1.7 to the contrary, in no event shall Parent be obligated to distribute in the aggregate (i) cash in excess of the Cash Consideration or (ii) shares of Parent Common Stock in excess of the Stock Consideration.

(e)  Treatment of Company Options.

(i) No Company Vested Option shall be assumed or otherwise replaced by Parent. Each Company Vested Option shall terminate and cease to be outstanding as of the Effective Time.

(ii) The Company shall give to each holder of a Company Vested Option the opportunity (of not more than 30 days) to decline to accept a modification of such Company Vested Option such that, immediately prior to the Effective Time, and conditioned on the consummation of the Merger, such holder shall automatically (without any further action required of such holder) be deemed to have exercised such Company Vested Option pursuant to a net exercise program whereby such holder will be deemed to have paid the aggregate exercise price for such Company Vested Option by relinquishing that number of shares of Company Common Stock underlying such option in an amount necessary to pay the applicable aggregate exercise price and any applicable withholding taxes associated with such net exercise of such Company Vested Option. The number of shares of Company Common Stock deemed delivered to the holder of each Company Vested Option pursuant to this net exercise program shall be determined by subtracting the Net Exercise Consideration (as defined below) applicable to such Company Vested Option from the number of shares of Company Common Stock subject to such Company Vested Option. The holder of each such Company Vested Option shall from and after the Effective Time (A) participate in the transactions contemplated by this Agreement in the same manner, and to the same extent, as if at the Effective Time such holder owned that number of shares of Company Common Stock delivered after the automatic deemed net exercise pursuant to this Section 1.7(ii)

and (B) receive, if applicable, the Fractional Share Payment (as defined below). As soon as practicable following the filing of the Registration Statement and in compliance with applicable securities laws, the Company shall provide to each holder of any Company Option an informational notice and consent describing the treatment of Company Vested Options pursuant to this Section 1.7.

(iii) Parent shall, at its sole discretion and pursuant to a written election of Parent made prior to the Closing, either (A) assume every Company Unvested Option in accordance with the terms set forth below in this Section 1.7(iii) or (B) cause all such Company Unvested Options to vest and terminate (each referred to herein as a “CASHED OUT OPTION”) and make a cash payment to the holder of each such Cashed Out Option in an amount equal to (x) the number of shares of Company Common Stock underlying all Company Unvested Options held by such holder immediately prior to the Effective Time multiplied by (y) the Per Share Amount and minus (z) the aggregate amount necessary to exercise all of the Company Unvested Options held by such holder. If Parent elects to vest and terminate all Company Unvested Options in accordance with the foregoing provisions of this Section 1.7(iii), Parent shall make the cash payment required pursuant to the foregoing provisions of this Section 1.7(iii) to each holder of Company Unvested Options no later than the second Business Day after the Closing. If Parent elects to assume all Company Unvested Options in accordance with the foregoing provisions of this Section 1.7(iii), (i) each such assumed Company Unvested Option shall thereby be converted into an option (an “ASSUMED OPTION”) to purchase the number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Unvested Option immediately prior to the Effective Time multiplied by the Company Option Exchange Ratio (as defined below), rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Assumed Option shall be equal to the quotient obtained by dividing the per share exercise price of the Company Unvested Option immediately prior to the Effective Time by the Company Option Exchange Ratio, rounded up to the nearest whole cent. Each Assumed Option shall continue to be subject to the same vesting schedule following the Effective Time as to which it was subject prior to the Effective Time and shall also have the same terms and conditions set forth in the applicable Company Unvested Option (including any applicable award agreement or other documents evidencing such security). Notwithstanding the provisions of the immediately preceding sentence, in the event that, at any time after the Effective Time, Parent or the Surviving Corporation shall terminate for any reason or no reason (other than for Cause) the employment, consultancy or other association of any holder of an Assumed Option, or the holder of any Assumed Option shall terminate for Good Reason his or her employment, consultancy or other association with Parent or the Surviving Corporation, and that at the time of such termination such Assumed Option is not exercisable for all of the shares of Parent Common Stock subject to such Assumed Option, then, immediately upon such termination, such Assumed Option shall automatically (without any further action required by such holder, Parent or the Surviving Corporation) become exercisable for all of the shares of Parent Common Stock subject to such Assumed Option.

(iv) For the purposes of this Section 1.7:

(1)  “Cause” shall mean a determination by the Board of Directors of Parent that the holder of an Assumed Option has (a) engaged in willful misconduct or unlawful or dishonest conduct in connection with the performance of such holder’s duties and responsibilities as an employee or consultant of Parent or the Surviving Corporation, as the case may be; (b) materially breached any of such holder’s obligations under any agreement between such holder and Parent or the Surviving Corporation, as the case may be, that pertains to such holder’s employment or consulting relationship with Parent or the Surviving Corporation, as the case may be; (c) been convicted of a felony; or (d) refused to obey or follow a lawful and reasonable directive issued by such holder’s direct supervisor.

(2)  “Closing Price” shall mean the average of the reported closing price per share of the Parent Common Stock for the ten (10) Business Days prior to the Closing Date.

(3)  “Company Option Exchange Ratio” shall mean the quotient obtained by dividing (A) the Per Share Amount by (B) the Closing Price.

(4)  “Company Unvested Option” shall mean each Company Option which is not a Company Vested Option.

(5)  “Company Vested Option” shall mean each Company Option that is vested and outstanding by its terms immediately prior to the Effective Time (including those that are or become vested by their terms at the Effective Time as a result of the passage of time or transactions contemplated by this Agreement). Company Vested Option shall not include in any event any Company Option vesting solely pursuant to the Parent’s election described in Section 1.7(iii) above.

(6)  “Fractional Share Payment” shall mean a payment in cash determined by multiplying (A) the fractional share of Company Common Stock which was not required to be paid but was nevertheless forfeited as required by the rounding convention in the definition of “Net Exercise Consideration” by (B) the Per Share Amount.

(7)  “Good Reason” shall mean, with respect to any holder of an Assumed Option, (a) a material change in such holder’s position and responsibilities as an employee or consultant of Parent or the Surviving Corporation, as the case may be, except in connection with the termination of such holder’s employment with Parent or the Surviving Corporation, as the case may be, (b) a reduction in such holder’s base salary or consulting fees not agreed to by such holder, or (c) a material breach by Parent or the Surviving Corporation, as the case may be, of its obligations under any agreement between Parent or the Surviving Corporation, as the case may be, and such holder.

(8)  “Net Exercise Consideration” shall mean that number of shares of Company Common Stock determined by dividing (A) the sum of the total aggregate exercise price of the applicable Company Vested Option and the amount of the appropriate tax withholdings in connection with the automatic deemed exercise of such Company Vested Option pursuant to Section 1.7(ii) by (B) the Per Share Amount and then rounding that quotient up to the next whole share.

(9)  “Per Share Amount” means an amount determined by dividing (A) the sum of $90,000,000 plus the Cash Consideration by the sum of (B)(i) the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time (without duplication of any of the shares of Company Common Stock referred to in clause (iii) below), (ii) the total number of shares of Company Common Stock issuable immediately prior to the Effective Time upon conversion of all shares of Company Preferred Stock outstanding immediately prior to the Effective Time and (iii) the total number of shares of Company Common Stock issued pursuant to the automatic deemed exercise of Company Vested Options pursuant to Section 1.7(ii) above.

(v) The Company shall use commercially reasonable efforts, prior to the Effective Time, (i) provide any notices to and obtain consents from holders of Company Options and (ii) to amend the terms of its equity incentive plans or arrangements, to give effect to the provisions of this Section 1.7. It is intended that the assumption of the Company Unvested Options by Parent shall comply with Section 424 of the Code. The Company shall take no action, other than those actions contemplated by this Agreement or by any agreement disclosed in the Company Disclosure Statement, which will cause or result in the accelerated vesting of the Company Unvested Options. As soon as practicable after the Effective Time, Parent shall deliver to the holder of each Company Option appropriate notices setting forth the number of shares of Parent Common Stock underlying such Assumed Option then held by each such holder and the exercise price under each such Assumed Option.

(vi) Parent shall take such actions as are necessary for the assumption of the Company Options pursuant to this Section 1.7, including the reservation, issuance and listing of Parent Common Stock as is necessary to effectuate the transactions contemplated by this Section 1.7. Parent shall prepare and file with the SEC a registration statement on Form S-8 with respect to the shares of Parent Common Stock subject to the Company as promptly as practicable and in no event later than ten (10) Business Days after the Effective Time and use commercially reasonable efforts to maintain the effectiveness of such registration statement covering such Company Options for so long as such Company Options remain outstanding.

(f)  Withholding Taxes.  Notwithstanding any other provision in this Agreement, Parent, the Company, Sub, the Exchange and Paying Agent and Escrow Agent (as defined in SECTION 1.9) shall have the right to deduct and withhold Taxes (as defined in SECTION 2.11) from any payments to be made hereunder if such withholding is required by Law, and to request any necessary Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar information, from the Stockholders and any other recipients of payments hereunder. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the Stockholder or other recipient of payments in respect of which such deduction and withholding was made.

(g)  Capital Stock of Sub.  Each share of common stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

(h)  Stockholder Representative Fund.  The Company and the Stockholder Representative hereby, direct Parent that on the Closing Date $200,000 of the Cash Consideration otherwise payable to the Stockholders upon the Closing shall instead be withheld and paid directly by Parent to an account selected by the Stockholder Representative (which prior to the Closing Date shall advise Parent in writing of the details of the account selected), as a fund for the fees and expenses (including legal fees and expenses) of the Stockholder Representative incurred in connection with this Agreement (the “STOCKHOLDER REPRESENTATIVE FUND”), with any balance of the Stockholder Representative Fund not incurred for such purposes to be returned to the Stockholders when the Stockholder Representative shall deem it appropriate to do so. In the event that the Stockholder Representative Fund shall be insufficient to satisfy the expenses of the Stockholder Representative, and in the event there are any remaining funds in the Escrow Fund to be distributed to the Stockholders immediately prior to the final distribution from the Escrow Fund to the Stockholders pursuant to the Escrow Agreement, the Stockholder Representative shall be entitled to recover any such expenses from the Escrow Fund to the extent of such funds prior to the distribution of funds to the Stockholders. The Stockholders agree that all interest or other income earned from the investment of the Stockholder Representative Fund shall be reported as allocated to the Stockholders in proportion to their interests in the Stockholder Representative Fund. Each Stockholder shall deliver to the Stockholder Representative a properly executed IRS Form W-9 or appropriate IRS Form W-8.

1.8  Dissenting Shares.

(a)  Right to Dissent.  Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Capital Stock held by a holder who has not voted for the Merger, or who has not effectively withdrawn or lost such holder’s appraisal rights under Delaware Law (collectively, the “DISSENTING SHARES”) shall not be converted into or represent a right to receive the applicable consideration for Company Capital Stock set forth in SECTION 1.7 hereof, but the holder thereof shall only be entitled to such rights as are provided by Delaware Law.

(b)  Withdrawal of Appraisal Rights.  Notwithstanding the provisions of SECTION 1.8(a) hereof, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under Delaware Law, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock, as applicable, set forth in SECTION 1.7 hereof, without interest thereon, upon surrender of the certificate representing such shares.

(c)  Dissenting Share Payments.  The Company shall give Parent and the Stockholder Representative prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of Delaware Law. Parent shall have the opportunity to participate in (but not control) all negotiations and proceedings with respect to such demands. All such negotiations and proceedings and all decisions related thereto shall be controlled by the Stockholder Representative. None of Parent, the Company or the Surviving Corporation shall, except with the prior written consent of the Stockholder Representative not to be unreasonably withheld, make any payment with respect to any such demands or offer to settle or settle any such demands. To the extent that Parent, the Company or the Surviving Corporation (i) makes any payment or payments in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement or (ii) incurs any other costs or expenses, (including specifically, but without limitation, attorneys’ fees, costs and expenses in connection with any action or proceeding or in connection with any investigation) in respect of any Dissenting Shares (excluding payments for such shares) (together “DISSENTING SHARE PAYMENTS”), Parent shall be entitled to recover under the terms of SECTION 7.2 hereof the amount of such Dissenting Share Payments without regard to the Deductible or the Basket (as such terms are defined in SECTION 7.5(a) hereof).

1.9  Surrender of Certificates.

(a)  Exchange and Paying Agent.  Parent, or an institution selected by Parent, shall serve as the exchange and paying agent (Parent in such capacity, or such institution, the “EXCHANGE AND PAYING AGENT”) for the Merger to receive the consideration to which the Stockholders are or may be entitled to pursuant to this Agreement.

(b)  Parent to Provide Cash and Parent Common Stock.  Subject to the provisions of SECTION 7.4 relating to escrow arrangements, promptly after the Effective Time, Parent shall make available to the Exchange and Paying Agent for exchange in accordance with this ARTICLE I the shares of Parent Common Stock issuable and the cash payable at the Effective Time pursuant to SECTION 1.7 hereof in exchange for outstanding shares of Company Capital Stock; provided, however, that Parent shall deposit into the Escrow Fund the Escrow Amount out of the Cash Consideration otherwise deliverable to the Stockholders pursuant to SECTION 1.7 hereof. The Pro Rata Portion of the Escrow Amount shall be deemed to be contributed with respect to each Stockholder entitled to receive a portion of the Stock Consideration.

(c)  Exchange Procedures.  Approximately ten (10) days prior to the date the parties expect to be the Closing Date, Parent or the Exchange and Paying Agent shall mail a letter of transmittal to each Stockholder at the address set forth opposite each such Stockholder’s name on SECTION 2.2(a) of the Disclosure Schedule. If requested by the Stockholder Representative, Parent or the Exchange and Paying Agent, as the case may be, will include with the letter of transmittal a copy of an agreement between the Stockholder Representative and the Stockholders in the form provided by the Stockholder Representative, with the request that each Stockholder sign and return such agreement with the letter of transmittal; Parent or the Exchange and Paying Agent, as the case may be, will promptly deliver to the Stockholder Representative any such agreements which are returned to Parent or the Exchange and Paying Agent by the Stockholders. At or as soon as practicable following the Closing, the Stockholders will surrender the certificates representing their shares of Company Capital Stock (the “COMPANY STOCK CERTIFICATES”) to the Exchange and Paying Agent for cancellation together with a duly completed and validly executed letter of transmittal. Upon surrender of a Company Stock Certificate for cancellation to the Exchange and Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, subject to the terms of SECTION 1.9(f) hereof, the holder of such Company Stock Certificate shall be entitled to receive from the Exchange and Paying Agent in exchange therefor, the applicable portion of the Merger Consideration pursuant to SECTION 1.7 hereof (less the Escrow Amount to be deposited into the Escrow Fund with respect to such Stockholder, if any), and the Company Stock Certificate so surrendered shall be cancelled. Parent shall use commercially reasonable efforts to ensure that, if the Vice President of Finance has delivered to Parent the calculation contemplated under SECTION 1.7(a) hereof at least five (5) days prior to the Closing Date, the Merger Consideration shall be delivered to Stockholders on the Closing Date who have surrendered certificates representing their shares of Company Capital Stock in accordance with the provisions of this SECTION 1.9(c). In the event that, despite using commercially reasonable efforts, Parent is unable to cause the Merger Consideration to delivered to such Stockholders on the Closing Date, Parent shall nevertheless ensure that the Merger Consideration is delivered to such Stockholders within three Business Days after the Closing Date.

(d) Until so surrendered, each Company Stock Certificate outstanding after the Effective Time will be deemed, for all corporate purposes thereafter, to evidence only the right to receive the cash amounts payable and/or Parent Common Stock issuable in exchange for shares of Company Capital Stock (without interest)

into which such shares of Company Capital Stock shall have been so converted. No portion of the Merger Consideration will be paid to the holder of any unsurrendered Company Stock Certificate with respect to shares of Company Capital Stock formerly represented thereby until the holder of record of such Company Stock Certificate shall surrender such Company Stock Certificate pursuant hereto.

(e)  Distributions with Respect to Unexchanged Shares.  No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Company Stock Certificate shall surrender such Company Stock Certificate. Subject to applicable Laws, following surrender of any such Company Stock Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock. No interest shall be payable on any cash deliverable upon the exchange of any Company Capital Stock.

(f)  Transfers of Ownership.  If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Company Stock Certificate surrendered in exchange therefor is registered, or if any cash amounts are to be disbursed pursuant to SECTION 1.7 hereof to person other than the person whose name is reflected on the Company Stock Certificate surrendered in exchange therefor, it will be a condition of the issuance or delivery thereof that the certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other Taxes (as defined in SECTION 2.11) required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(g)  Exchange and Paying Agent to Return Cash Consideration.  At any time following the last day of the sixth (6th) month following the Effective Time, Parent shall be entitled to require the Exchange and Paying Agent to deliver to Parent or its designated successor or assign all cash amounts and shares of Parent Common Stock that have been deposited with the Exchange and Paying Agent pursuant to SECTION 1.9(b) hereof, and any and all interest thereon or other income or proceeds thereof, not disbursed to the holders of Company Stock Certificates pursuant to SECTION 1.9(b) hereof, and thereafter the holders of Company Stock Certificates shall be entitled to look only to Parent (subject to the terms of SECTION 1.9(h) hereof) only as general creditors thereof with respect to any and all amounts that may be payable to such holders of Company Stock Certificates pursuant to SECTION 1.7 hereof upon the due surrender of such Company Stock Certificates in the manner set forth in SECTION 1.9(b) hereof.

(h)  No Liability.  Notwithstanding anything to the contrary in this SECTION 1.9, neither the Exchange and Paying Agent, the Surviving Corporation, nor any party hereto shall be liable to a holder of shares of Company Capital Stock for any amount properly paid to a public official as required by any applicable abandoned property, escheat or similar Law.

1.10  No Further Ownership Rights in Company Capital Stock.  The cash amounts paid and Parent Common Stock issued in respect of the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be deemed to be full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Stock Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE I.

1.11  Lost, Stolen or Destroyed Certificates.  In the event any Company Stock Certificates shall have been lost, stolen or destroyed, the Exchange and Paying Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such amount, if any, as may be required pursuant to SECTION 1.7 hereof; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the Stockholder who is the owner of such lost, stolen or destroyed certificates to either (i) deliver a bond in such amount as it may reasonably direct or (ii) provide an unsecured indemnification agreement in a form and substance reasonably acceptable to Parent, against any claim that may be made against Parent or the Exchange and Paying Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

1.12  Taking of Necessary Action; Further Action.  If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Parent, Sub, and the officers and directors of the Company, Parent and Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Sub, subject to such exceptions as are disclosed in the disclosure schedule supplied by the Company to Parent (as supplemented pursuant to SECTION 5.15 hereof, the “DISCLOSURE SCHEDULE”) and dated as of the date hereof, on the date hereof and as of the Effective Time, as though made at the Effective Time, as follows:

The Disclosure Schedule is numbered and captioned to correspond to the Sections in this Article II. Each disclosure in the Disclosure Schedule qualifies the representations and warranties in the corresponding Section of this Article II and any other Section(s) of this Article II to which such disclosure is cross-referenced or with respect to which the relevance of such disclosure is reasonably apparent on its face.

2.1  Organization of the Company.  The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the corporate power to own its properties and to carry on its business as currently conducted. The Company is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified or licensed would have a Company Material Adverse Effect. The Company has delivered a true and correct copy of its certificate of incorporation and bylaws, each as amended to date and in full force and effect on the date hereof (collectively, the “CHARTER DOCUMENTS”), to Parent. SECTION 2.1 of the Disclosure Schedule lists the directors and officers of the Company as of the date hereof. SECTION 2.1 of the Disclosure Schedule also lists (i) each jurisdiction in which the Company is qualified or licensed to do business and (ii) every state or foreign jurisdiction in which the Company has Employees or facilities or otherwise carries on business.

2.2  Company Capital Structure.

(a) The authorized capital stock of the Company consists of 128,000,000 shares of Common Stock, of which 17,363,169 shares are issued and outstanding and 80,084,844 shares of Preferred Stock, of which 5,600,000 shares have been designated Series A Convertible Preferred Stock, all of which are issued and outstanding, 1,820,000 shares have been designated Series B Convertible Preferred Stock, all of which are issued and outstanding, 6,383,294 shares have been designated Series C Convertible Preferred Stock, all of which are issued and outstanding and 66,281,550 shares have been designated Series D Convertible Preferred Stock, all of which are issued and outstanding. The Company Capital Stock is held by the persons with the domicile addresses and in the amounts set forth in SECTION 2.2(a) of the Disclosure Schedule. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Charter Documents, or any Contract to which the Company is a party or by which it is bound, and have been issued in compliance in all material respects with federal and state securities Laws. All outstanding shares of Company Capital Stock and Company Options have been issued or repurchased (in the case of shares that were outstanding and repurchased by the Company or any stockholder of the Company) in compliance in all material respects with all applicable Laws, including federal and state securities Laws. The Company has not, and will not have, suffered or incurred any Liability (as defined in SECTION 2.8), contingent or otherwise, or claim, loss, damage, deficiency, cost or expense relating to or arising out of the issuance or repurchase of any Company Capital Stock or Company Options, or out of any Contracts relating thereto (including any amendment of the terms of any such arrangement or arrangements). There are no declared or accrued but unpaid dividends with respect to any shares of Company Capital Stock. The Company has no capital stock other than the Company Common Stock and the Company Preferred Stock authorized, issued or outstanding. The Company has no Company Capital Stock that is unvested.

(b) Except for the Plans, the Company has never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any person. The Company has reserved 24,727,315 shares of Company Common Stock for issuance to employees and directors of, and consultants to, the Company upon the issuance of stock or the exercise of Company Options granted under the Plans or any other plan, Contract or arrangement (whether written or oral, formal or informal), of which (i) 20,110,890 shares are issuable, as of the date hereof, upon the exercise of outstanding, unexercised Company Options, and (ii) 1,903,169 shares have been issued upon the exercise of Company Options previously granted as of the date hereof. Except for the Company Options set forth in SECTION 2.2(b) of the Disclosure Schedule (such schedule to contain, for each holder of Company Options, the name and address of such holder, the number of Company Options held by such holder, the vesting schedule and exercise price of such Company Options, the dates on which such Company Options were granted and will expire, the number of shares vested under such Company Options and whether any Company Options are intended to be incentive stock options under the Code), there are no options, warrants, calls, rights, convertible securities, commitments or Contracts of any character to which the Company is a party or by which the Company is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the Company Capital Stock or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company. Except as contemplated hereby, there are no voting trusts, proxies, or other Contracts or understandings with respect to the voting stock of the Company. There are no Contracts to which the Company is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Company Capital Stock. As a result of the Merger, Parent will be the sole record and beneficial holder of all issued and outstanding Company Capital Stock and all rights to acquire or receive any shares of Company Capital Stock, whether or not such shares of Company Capital Stock are outstanding. SECTION 2.2(b) of the Disclosure Schedule lists any Company Options, the vesting of which will accelerate as of the Effective Time as result of the Merger or which may be subject to acceleration following the Effective Time (whether or not such acceleration is conditioned upon the occurrence of a subsequent event).

2.3  Subsidiaries.  The Company does not have and has never had any subsidiaries or affiliated companies and does not otherwise own and has never otherwise owned any shares of capital stock or any interest in, or control, directly or indirectly, any other corporation, limited liability company, partnership, association, joint venture or other business entity. The Company has not agreed, is not obligated to make, or is not bound by any Contract under which it may become obligated to make any future investment in, or capital contribution to, any other entity. The Company does not directly or indirectly own any equity or similar interest in or any interest convertible, exchangeable or exercisable for any equity or similar interest in, any person.

2.4  Authority.  The Company has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and (subject to the Sufficient Stockholder Vote) to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreements to which the Company is a party and (subject to the Sufficient Stockholder Vote) the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no further action (other than the Sufficient Stockholder Vote) is required on the part of the Company to authorize the Agreement and any Related Agreements to which it is a party and the transactions contemplated hereby and thereby. The vote required under Delaware Law and the Charter Documents to approve this Agreement by the Stockholders is set forth in SECTION 2.4 of the

Disclosure Schedule (“SUFFICIENT STOCKHOLDER VOTE”). This Agreement and the Merger have been unanimously approved by the Board of Directors of the Company. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by the other parties hereto, this Agreement constitutes, and each of the Related Agreements to which the Company is contemplated to be a party, if and when duly executed and delivered by the Company will constitute, the valid and binding obligations of the Company enforceable against it in accordance with their respective terms, except as such enforceability may be subject to the laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies.

2.5  No Conflict.  The execution and delivery by the Company of this Agreement and any Related Agreement to which the Company is a party, and (subject to the Sufficient Stockholder Vote) the consummation of the transactions contemplated hereby and thereby, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (i) any provision of the Charter Documents, (ii) any Material Contract (as defined in SECTION 2.15), or (iii) any Law applicable to the Company or any of its properties (whether tangible or intangible) or assets, except in the case of clause (iii) for such violations or failures to comply as have not had or are not reasonably likely to have a Company Material Adverse Effect.

2.6  Consents.  No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other federal, state, county, local or other foreign governmental or regulatory authority, instrumentality, agency or commission (each, a “GOVERNMENTAL ENTITY”), is required by the Company in connection with the execution and delivery of this Agreement and any Related Agreements to which the Company is a party or the consummation of the transactions contemplated hereby and thereby, except for compliance with the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR ACT”), and under the comparable non-U.S. competition Laws the parties reasonably determine apply.

2.7  Company Financial Statements.

(a) SECTION 2.7 of the Disclosure Schedule sets forth the Company’s (i) unaudited consolidated balance sheet as of December 31, 2006 (the “BALANCE SHEET DATE”), and audited consolidated balance sheets as of December 31, 2005 and December 31, 2004, and the related consolidated statements of income, cash flow and stockholders’ equity for each of the twelve (12) month periods then ended (the “YEAR-END FINANCIALS”), and (ii) unaudited consolidated balance sheet as of March 31, 2007, and the related unaudited consolidated statements of income, cash flow and stockholders’ equity for the three (3) month period then ended (the “INTERIM FINANCIALS”). The Year-End Financials and the Interim Financials (collectively referred to as the “FINANCIALS”) have been prepared in accordance with GAAP consistently applied on a consistent basis throughout the periods indicated and consistent with each other (except that unaudited Financials do not contain footnotes and other presentation items that may be required by GAAP). The Financials present fairly the Company’s financial condition, operating results and cash flows as of the dates and during the periods indicated therein, subject in the case of the Interim Financials, to normal year-end adjustments that are not material in amount or significance in any individual case or in the aggregate. The Company’s unaudited consolidated balance sheet as of the Balance Sheet Date is referred to hereinafter as the “CURRENT BALANCE SHEET.”

(b) Any financial statements provided by the Company pursuant to SECTION 5.13 hereof, when delivered, will (i) have been derived from the books and records of the Company, (ii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company at the dates and for the periods indicated in accordance with GAAP and Regulation S-X promulgated under the Exchange Act (“REGULATION S-X”).

2.8  No Undisclosed Liabilities.  The Company has no liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other (“LIABILITIES”), other than (i) Liabilities reflected in the Current Balance Sheet, or incurred in the ordinary course of business, consistent with past practice, and not required by GAAP to be set forth in a balance sheet, (ii) Liabilities arising in the ordinary course of business consistent with past practices since the Balance Sheet Date, (iii) Liabilities for fees and expenses incurred in connection with the transactions contemplated by this Agreement, and (iv) Liabilities that, in the aggregate, are immaterial to the financial condition or operating results of the Company and its subsidiaries, taken as a whole.

2.9  Internal Controls.  The Company maintains books and records reflecting its assets and Liabilities and maintains internal accounting controls that the Company reasonably believes provide reasonable assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company in accordance with GAAP and to maintain accountability for the Company’s consolidated assets; (iii) access to the Company’s assets is permitted only in accordance with management’s authorization; (iv) the identification of the Company’s assets is compared with existing assets as necessary to permit preparation of the consolidated financial statements of the Company in accordance with GAAP and to maintain accountability for the Company’s consolidated assets; (v) accounts, notes and other receivables and inventory are recorded accurately, and adequate procedures are implemented to effect the collection thereof on a timely basis; and (vi) there are adequate procedures in place regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets. As of the date of this Agreement, to the Company’s Knowledge, (x) there are no significant deficiencies in the design or operation of the Company’s internal controls over financial reporting that could reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data or material weaknesses in internal controls over financial reporting and (y) there has been no fraud, whether or not material, that involved management or other employees of the Company who have a significant role in the Company’s internal controls over financial reporting.

2.10  No Changes.  From the Balance Sheet Date through the date of this Agreement, there has not been, occurred or arisen any:

(a) transaction by the Company except in the ordinary course of business as conducted on that date and consistent with past practices;

(b) capital expenditure or commitment by the Company exceeding $100,000 individually or $250,000 in the aggregate;

(c) payment, discharge or satisfaction, in any amount in excess of $50,000 in any one case, or $100,000 in the aggregate, of any Liabilities, other than payments, discharges or satisfactions in the ordinary course of business, consistent with past practices, of Liabilities reflected or reserved against in the Current Balance Sheet;

(d) destruction of, damage to, or loss of any material assets (whether tangible or intangible), material business or material customer of the Company (whether or not covered by insurance);

(e) change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company other than as required by GAAP;

(f) adoption of or change in any material Tax (as defined below) election, adoption of or change in any Tax accounting method, entry into any closing agreement, settlement or compromise of any Tax claim or assessment, or extension or waiver of the limitation period applicable to any Tax claim or assessment;

(g) material revaluation by the Company of any of its assets (whether tangible or intangible), including without limitation, writing down the value of inventory or writing off notes or accounts receivable;

(h) increase in the salary or other compensation payable or to become payable by the Company to any of its respective officers, directors, Employees or advisors, which increase (individually or in the aggregate) is material to the Company, or the declaration, payment or commitment or obligation of any kind for the payment (whether in cash or equity) by the Company of a severance payment, termination payment, bonus or other additional salary or compensation to any such person;

(i) incurring by the Company of any indebtedness for borrowed money, amendment of the terms of any outstanding loan agreement, guaranteeing by the Company of any material indebtedness, issuance or sale of any debt securities, purchase of a material amount of debt securities or guaranteeing of any debt securities of others, except for advances to employees for travel and business expenses in the ordinary course of business, consistent with past practices;

(j) waiver or release of any rights or claims of the Company, including any write-offs or other compromise of any account receivable of the Company, with a value in excess of $25,000 individually or $50,000 in the aggregate;

(k) commencement or settlement of any lawsuit by the Company, the commencement, settlement, notice or, to the Knowledge of the Company, threat of any lawsuit or proceeding or other investigation against the Company (other than on the part of Parent or any of its affiliates, as to which this representation is not made);

(l) receipt by the Company of written notice of any claim or potential claim of ownership, interest or right by any person other than the Company of the Company Intellectual Property (as defined in SECTION 2.14 hereof) or of infringement by the Company of any other person’s Intellectual Property (as defined in SECTION 2.14 hereof);

(m) (i) except standard end user licenses/hosting agreements entered into in the ordinary course of business, consistent with past practice, sale or license of any Company Intellectual Property or execution, modification or amendment of any agreement with respect to the Company Intellectual Property with any person or with respect to the Intellectual Property of any person, or (ii) except in the ordinary course of business, consistent with past practice, purchase or license of any Intellectual Property or execution, modification or amendment of any agreement with respect to the Intellectual Property of any person, (iii) agreement or modification or amendment of an existing agreement with respect to the development of any Intellectual Property with a third party, or (iv) material change in pricing or royalties set or charged by the Company to its customers or licensees or in pricing or royalties set or charged by persons who have licensed Intellectual Property to the Company;

(n) event or condition of any character that has had or is reasonably likely to have a Company Material Adverse Effect; or

(o) agreement by the Company, or any officer or employees on behalf of the Company, to do any of the things described in the preceding clauses (a) through (m) of this SECTION 2.10 (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement and the Related Agreements).

2.11  Tax Matters.

(a)  Definition of Taxes.  For the purposes of this Agreement, the term “TAX” or, collectively, “TAXES” shall mean any and all U.S. federal, state, local and non-U.S. taxes, assessments, duties, impositions and other governmental charges, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes as well as public imposts, fees and social security charges (including but not limited to health, unemployment and pension insurance), together with all interest, penalties and additions imposed with respect to such amounts.

(b) Tax Returns and Audits.

(i) The Company has (a) prepared and timely filed all material U.S. federal, state, local and non-U.S. returns, estimates, information statements and reports (“RETURNS”) relating to any and all Taxes of the Company and such Returns are true and correct in all material respects and have been completed in accordance with applicable Laws and (b) timely paid all Taxes it is required to pay (whether or not shown to be due on any Return).

(ii) The Company has paid or withheld with respect to its Employees (as defined in SECTION 2.22) and other third parties, all U.S. federal, state and non-U.S. income taxes and social security charges and similar fees, Federal Insurance Contribution Act amounts, Federal Unemployment Tax Act amounts and other Taxes it was required to withhold, and has timely paid over any such withheld Taxes to the appropriate authorities.

(iii) There is no Tax deficiency outstanding, assessed or proposed against the Company, nor has the Company executed any outstanding waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv) To the Company’s Knowledge, no audit or other examination of any Return of the Company is presently in progress, nor has the Company been notified of any request for such an audit or other examination. No adjustment relating to any Return filed by the Company has been proposed by any Tax authority to the Company or any representative thereof. No claim has ever been made to the Company in writing by an authority in a jurisdiction where the Company does not file Returns that it is or may be subject to taxation by that jurisdiction.

(v) The Company has not incurred any Liability for Taxes since the Balance Sheet Date other than in the ordinary course of business.

(vi) The Company has made available to Parent or its legal counsel, copies of all Returns for the Company filed for the past six (6) years.

(vii) There are (and immediately following the Effective Time there will be) no Liens on the assets of the Company relating to or attributable to Taxes, other than Liens for Taxes not yet due and payable.

(viii) None of the Company’s assets is treated as “tax-exempt use property,” within the meaning of Section 168(h) of the Code.

(ix) The Company has (a) never been a member of an affiliated group (within the meaning of Code Section 1504(a)) filing a consolidated federal income tax Return, (b) never been a party to any Tax sharing, indemnification, allocation or similar agreement, (c) no liability for the Taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law (including any arrangement for group or consortium relief or similar arrangement)), as a transferee or successor, or by Contract (other than Contracts entered into with customers, vendors or real property lessors, the principal purpose of which is not to address Tax matters) and (d) never been a party to any joint venture, partnership or other arrangement that could be treated as a partnership for Tax purposes.

(x) The Company has not been, at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(xi) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(xii) The Company has not engaged in a reportable transaction under Treas. Reg. Section 1.6011-4(b), including a transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treas. Reg. Section 1.6011-4(b)(2).

(xiii) The Company will not be required to include any income or gain or exclude any deduction or loss from Taxable income in any Tax Period ending after the Effective Time as a result of any (a) change in method of accounting under Section 481 of the Code, (b) closing agreement under Section 7121 of the Code, (or in the case of each of (a) and (b), under any similar provision of applicable Laws), or (c) prepaid amount.

(xiv) The Company is not subject to Tax in any jurisdiction outside of the United States by virtue of having a permanent establishment or other place of business or by virtue of having a source of income in that country.

(xv) The Company is in full compliance with all terms and conditions of any currently effective Tax exemption, Tax holiday or other Tax reduction agreement or order applicable to it (“TAX INCENTIVE”) and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax Incentive.

(c)  Executive Compensation Tax.   There is no Contract to which the Company is a party, including, without limitation, the provisions of this Agreement, covering any Employee of the Company, that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 404 of the Code or that would give rise to a penalty under Section 409A of the Code.

(d) 409A.  The Company is not party to any Contract that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code. Each such nonqualified deferred compensation plan has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and IRS Notice 2005-1. No nonqualified deferred compensation plan has been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004. No Company Option, Company Warrant or other right to acquire Company Common Stock or other equity of the Company (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such Company Option, Company Warrant or other right was granted, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Option, Company Warrant or rights, or (iii) has been granted after December 31, 2004, with respect to any Company Capital Stock that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A).

2.12  Restrictions On Business Activities.  There is no Contract, commitment, judgment, injunction, order or decree to which the Company is a party or otherwise binding upon the Company that has or may reasonably be expected to have the effect of prohibiting or impairing any business practices of the Company, any acquisition of property (tangible or intangible) by the Company, the conduct of business by the Company, or otherwise limiting the freedom of the Company to engage in any line of business or to compete with any person. Without limiting the generality of the foregoing, the Company has not entered into any Contract under which the Company is restricted from selling, licensing, manufacturing or otherwise distributing any of its technology or products or from providing services to customers or potential customers, in any geographic area, during any period of time, or in any segment of the market.

2.13  Title To Properties; Absence Of Liens And Encumbrances; Condition Of Equipment.

(a) The Company does not own any real property, nor has the Company ever owned any real property. SECTION 2.13(a) of the Disclosure Schedule sets forth a list of all real property currently leased, subleased or licensed by or from the Company or otherwise used or occupied by the Company for the operation of its business (the “LEASED REAL PROPERTY”), the name of the lessor, licensor, sublessor, master lessor and/or lessee, the date and term of the lease, license, sublease or other occupancy right and each amendment thereto (the “LEASE AGREEMENTS”) and, with respect to any current lease, license, sublease or other occupancy right, the aggregate annual rent payable thereunder. All such Lease Agreements are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default, past due rent, or event of default (or event which with notice or lapse of time, or both, would constitute a default on) on the part of the Company, or to the Company’s Knowledge, on the part of any other party thereto. The Company has not received any notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, that has not been fully remedied and withdrawn.

(b) To the Company’s Knowledge, the Leased Real Property is in good operating condition and repair, free from structural, physical and mechanical defects and is structurally sufficient and otherwise suitable for the conduct of the business as presently conducted. Neither the operation of the Company on the Leased Real Property nor, to the Company’s Knowledge, such Leased Real Property, including the improvements thereon, violate in any material respect any applicable building code, zoning requirement or Law relating to such property or operations thereon, and any such non-violation is not dependent on so-called non-conforming use exceptions.

(c) The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except (i) as reflected in the Current Balance Sheet, (ii) Liens for Taxes not yet due and payable, and (iii) such imperfections of title and encumbrances, if any, which do not detract from the value or interfere with the present use of the property subject thereto or affected thereby.

(d) All facilities, equipment and other properties owned, leased or used by the Company are (i) adequate for the conduct of the business of the Company as currently conducted and as currently contemplated to be conducted (such contemplation evidenced by a resolution of the Company’s board of directors) and (ii) to the Company’s Knowledge, in good operating condition, regularly and properly maintained, subject to normal wear and tear.

2.14  Intellectual Property.

(a)  Definitions.  For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Intellectual Property” shall mean any or all of the following (i) works of authorship including, without limitation, computer programs, source code, and executable code, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, records, databases, and data, (ii) inventions (whether or not patentable), discoveries, improvements, and technology, (iii) proprietary and confidential information, trade secrets and know how,

(iv) databases, data compilations and collections and technical data, (v) domain names, web addresses and sites, (vi) tools, methods and processes, and (vii) any and all instantiations or embodiments of the foregoing in any form and embodied in any media.

“Intellectual Property Rights” shall mean worldwide common law and statutory rights associated with (i) patents and patent applications of any kind, (ii) copyrights, copyright registrations and copyright applications, “moral” rights and mask work rights, (iii) the protection of trade and industrial secrets and confidential information, (iv) other proprietary rights relating to intangible Intellectual Property, (v) logos, trademarks, trade names and service marks, (vi) analogous rights to those set forth above, and (vii) divisions, continuations, renewals, reissuances and extensions of the foregoing (as applicable).

“Company Intellectual Property” shall mean any and all Intellectual Property and Intellectual Property Rights that are owned by or exclusively licensed to the Company.

“Registered Intellectual Property” shall mean Intellectual Property and Intellectual Property Rights that have been registered, applied for, filed, certified or otherwise perfected, issued, or recorded with or by any state, government or other public or quasi-public legal authority.

(b) Section 2.14(b) of the Disclosure Schedule (i) lists all Registered Intellectual Property owned by, or filed in the name of, the Company (the “COMPANY REGISTERED INTELLECTUAL PROPERTY”) and (ii) lists any material proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related to any of the Company Registered Intellectual Property or Company Intellectual Property.

(c) Each item of Company Registered Intellectual Property is valid and subsisting, and all necessary registration, maintenance and renewal fees have been paid and all necessary documents and certificates required to be filed in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property. In each case in which the Company has acquired title to any Intellectual Property or Intellectual Property Rights from any person, the Company has obtained an assignment in form sufficient to irrevocably transfer all rights in such Intellectual Property and the associated Intellectual Property Rights.

(d) All Company Intellectual Property will be fully transferable and licensable by the Surviving Corporation and/or Parent without restriction and without payment of any kind to any third party.

(e) Each item of Company Intellectual Property is free and clear of any Liens.

(f) The Company has not (i) transferred ownership of, or granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Intellectual Property or Intellectual Property Rights that is or was Company Intellectual Property, to any other person or (ii) permitted the Company’s rights in any Company Intellectual Property to enter into the public domain.

(g) The Company Intellectual Property constitutes all of the Intellectual Property and Intellectual Property Rights used in, necessary to or otherwise would be infringed by the conduct of the business of the Company as it currently is conducted, including, without limitation, the design, development, marketing, manufacture, use, import and sale of any product, technology or service currently being produced and sold by the Company. The Surviving Corporation will own or possess sufficient rights to all Intellectual Property and Intellectual Property Rights immediately following the Closing Date that are necessary to the operation of the business of the Company as it currently is conducted and without infringing on the Intellectual Property Rights of any person. For avoidance of doubt, “currently” as it is used in this SECTION 2.14(g), when measured as of the Closing Date, shall mean both “at the Effective Time” and “immediately following the Effective Time”.

(h) No third party that has licensed Intellectual Property or Intellectual Property Rights to the Company has ownership rights or license rights to improvements or derivative works made by the Company in such Intellectual Property that has been licensed to the Company.

(i) Section 2.14(i) of the Disclosure Schedule lists all Contracts between the Company and any other person wherein or whereby the Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or Liability or provide a right of rescission with respect to the infringement or misappropriation by the Company, or such other person of the Intellectual Property Rights of any person other than the Company, but excluding (i) Shrink-Wrap Code and (ii) non-disclosure agreements entered into in the ordinary course of business.

(j) The operation of the business of the Company as it has been conducted and is currently conducted by the Company, including but not limited to the design, development, use, import, branding, advertising, promotion, marketing, distribution, manufacture and sale of any product, technology or service that has been or is being produced and sold by the Company has not infringed or misappropriated, does not infringe or misappropriate, and will not infringe or misappropriate when conducted by Parent and/or the Surviving Corporation following the Closing in the manner currently conducted, any Intellectual Property Rights of any person, violate any privacy, publicity, or similar right or constitute unfair competition or trade practices under the Laws of any jurisdiction. Except for such notices both (a) for which Company has provided complete copies to Parent’s legal counsel (along with all related information Known to Company and reasonably requested by Parent’s legal counsel) and (b) that include claims of infringement or misappropriation that would not, individually or in the aggregate, result in liability to the Company of more than one million dollars ($1,000,000) or result (either directly or indirectly as a result of an injunction or other order (whether temporary, preliminary or permanent)) in a loss of more than one percent (1%) of the Company’s annual revenues, the Company has not received notice from any person claiming that such operation or any act, any product, technology or service (including products, technology or services currently under development) or Intellectual Property of the Company infringes or misappropriates any Intellectual Property Rights of any person or constitutes unfair competition or trade practices under the Laws of any applicable jurisdiction (nor does the Company have Knowledge of any basis therefor). For avoidance of doubt, “currently” as it is used in this SECTION 2.14(j), when measured as of the Closing Date, shall mean both “at the Effective Time” and “immediately following the Effective Time”.

(k) Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment (or deemed assignment) to Parent and/or the Surviving Corporation by operation of law or otherwise of any Contracts to which the Company is a party, will result in (other than by reason of agreements entered into by Parent or any of its subsidiaries or other actions taken by any of them): (i) Parent or any of its subsidiaries granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to Parent or any of its subsidiaries, (ii) Parent or any of its subsidiaries, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, or (iii) Parent or the Surviving Corporation being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby.

(l) To the Knowledge of the Company, no person has infringed or misappropriated or is infringing or misappropriating any Company Intellectual Property.

(m) The Company has, and enforces, a policy requiring each Employee and contractor to execute proprietary information, confidentiality and assignment agreements substantially in the Company’s standard forms (in the forms set forth in EXHIBIT C), and all current and former Employees and contractors of the Company have executed such an agreement in substantially the Company’s standard form. To the extent that any Intellectual Property has been developed or created independently or jointly by any person other than the Company for which the Company has, directly or indirectly, provided consideration for such development or creation, the Company has a written Contract with such person with respect thereto pursuant to the terms of which such person agrees that the Company thereby has obtained ownership of all rights (or where not assignable, a waiver of all nonassignable rights) of such person with respect to all such Intellectual Property therein and associated Intellectual Property Rights.

(n) No Company Intellectual Property, Intellectual Property Rights, product, technology, or service of the Company is subject to any pending proceeding (other than the Parent/Company Litigation, as to which no representation is made) or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Company or may affect the validity, use or enforceability of such Company Intellectual Property.

(o) No government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Company Intellectual Property and no Governmental Entity, university, college, other educational institution or research center has any claim or right in or to the Company Intellectual Property. To the Company’s Knowledge, no current or former Employee or independent contractor of the Company who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, a university, college or other educational institution, or a research center, during a period of time during which such Employee or independent contractor was also performing services for the Company.

(p) The Company has complied in all material respects with all applicable Laws and its own internal privacy policies, if any, relating to the privacy of users of its products, services, and Web sites, and also the collection, storage, and transfer of any personally identifiable information collected by or on behalf of the Company.

(q) The Company has taken commercially reasonable steps to protect the Company’s rights in confidential information and trade secrets of the Company or provided by any other person to the Company. Without limiting the foregoing, neither the Company nor any person acting on the Company’s behalf has disclosed, delivered or licensed to any person, agreed to disclose, deliver or license to any person, or permitted the disclosure or delivery to any escrow agent or other person of any source code or related proprietary or confidential information or algorithms owned by the Company or used in its business (“COMPANY SOURCE CODE”). No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the disclosure or delivery by or on behalf of the Company of any Company Source Code.

(r) SECTION 2.14(r) of the Disclosure Schedule lists all software or other material that is distributed as “freeware,” “free software,” “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License) that the Company uses or licenses, and identifies that which is incorporated into, combined with, or distributed in conjunction with any Company products (“INCORPORATED OPEN SOURCE SOFTWARE”) and identifies the type of license or distribution model governing its use. The Company’s use and/or distribution of each component of Incorporated Open Source Software complies with all material provisions of the applicable license agreement, and in no case does such use or distribution give rise under such license agreement to any rights in any third parties under any Company Intellectual Property or obligations for the Company with respect to any Company Intellectual Property, including without limitation any obligation to disclose or distribute any such Intellectual Property in source code form, to license any such Intellectual Property for the purpose of making derivative works, or to distribute any such Intellectual Property without charge.

(s) Notwithstanding any other provision of this Agreement to the contrary, the Company makes no representations or warranties, and affirmatively disclaims any and all representations and warranties, relating to infringement or misappropriation (or Liabilities or other consequences thereof) or lack thereof (i) of any Intellectual Property Rights that the Parent or any of its affiliates owns or has the right to enforce, or (ii) with respect to products other than the products that the Company has produced and sold to customers or is currently producing and selling to customers.

2.15  Agreements, Contracts and Commitments.

(a) The Company is not a party to, nor is it bound by any of the following under which any party thereto has or may have any remaining obligation or liability (whether accrued, absolute, contingent, matured, unmatured or otherwise) (each, a “MATERIAL CONTRACT”):

(i) any employment or consulting Contract or commitment with an Employee or consultant or salesperson, or consulting or sales Contract, or commitment with a firm or other organization requiring annual payments in excess of $100,000;

(ii) any Contract or plan, including, without limitation, any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iii) any fidelity or surety bond or completion bond;

(iv) any lease of personal property having a value in excess of $25,000 individually or $50,000 in the aggregate and any Lease Agreement;

(v) any agreement of indemnification or guaranty under which the Company’s has actual or potential liability that exceeds $25,000 individually or $50,000 in the aggregate;

(vi) any Contract or commitment relating to capital expenditures and involving future payments in excess of $100,000 individually or $250,000 in the aggregate;

(vii) any Contract or commitment relating to the uncompleted disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of the Company’s business;

(viii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

(ix) any purchase order or Contract for the purchase of materials involving in excess of $25,000 individually or $50,000 in the aggregate;

(x) any Contract containing covenants or other obligations granting or containing any current or future commitments regarding exclusive rights, non-competition, “most favored nations,” restriction on the operation or scope of its businesses or operations, or similar terms;

(xi) any dealer, distribution or marketing Contract requiring or reasonably anticipated to result in payments by any party thereto in excess of $25,000 annually or $50,000 in the aggregate;

(xii) any development, joint venture, partnership or similar Contract;

(xiii) any sales representative, original equipment manufacturer, manufacturing, value added, remarketer, reseller, or independent software vendor, or other Contract for use or distribution of the products, technology or services of the Company;

(xiv) any customer Contract involving, or reasonably expected to involve revenues to the Company in excess of $25,000 annually or $50,000 in the aggregate;

(xv) any agreement that is royalty bearing or any Contract with respect to any Intellectual Property or Intellectual Property Rights, including without limitation, any cross licenses, but excluding (i) non-exclusive in-licenses and purchase agreements for commercial off-the-shelf Intellectual Property that are generally available on nondiscriminatory pricing terms, in the case of software for a cost of not more than $5,000 for a perpetual license for a single user or work station or $50,000 in the aggregate for all users and work stations (“SHRINK-WRAP CODE”) and (ii) non-disclosure agreements entered into in the ordinary course of business; or

(xvi) any other Contract or commitment that involves the payment or receipt by the Company of $25,000 individually or $50,000 in the aggregate or more and is not cancelable without penalty within thirty (30) days.

(b) The Company is in compliance in all material respects with and has not materially breached, materially violated or defaulted under, or received written notice that it has breached, violated or defaulted under, any Material Contract, nor does the Company have Knowledge of any event that would constitute such a breach, violation or default with the lapse of time, giving of notice or both. Each Material Contract is in full force and effect and to the Knowledge of the Company no other party obligated to the Company pursuant to any such Material Contract has materially breached, materially violated or defaulted under any such Material Contract. SECTION 2.15 of the Disclosure Schedule sets forth all necessary consents, waivers and approvals of parties to any Material Contracts as are required thereunder in connection with the Merger, or for any such Material Contract to remain in full force and effect without limitation, modification or alteration after the Effective Time so as to preserve all rights of, and benefits to, the Company under such Material Contracts from and after the Effective Time. SECTION 2.15 of the Disclosure Schedule identifies each Material Contract which by its terms will terminate or may be terminated by either party thereto, solely by the passage of time or at the election of either party. Following the Effective Time, the Surviving Corporation will be permitted to exercise all of its rights under the Material Contracts without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay pursuant to the terms of such Material Contracts had the transactions contemplated by this Agreement not occurred.

2.16  Interested Party Transactions.   To the Company’s Knowledge, no officer, director or Stockholder of the Company (nor any ancestor, sibling, descendant or spouse of any of such persons, or any trust, partnership or corporation in which any of such persons has or has had an interest), has or has had, directly or indirectly, (i) an interest in any entity that furnished or sold or licensed, or furnishes or sells or licenses, services, products, technology or Intellectual Property that the Company furnishes or sells, or proposes to furnish or sell, or (ii) any interest in any entity that purchases from or sells or furnishes to the Company, any goods or services, or (iii) a beneficial interest in any Material Contract to which the Company is a party; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any entity” for purposes of this SECTION 2.16. No Stockholder has any loans outstanding from the Company.

2.17  Governmental Authorization.   Each consent, license, permit, grant or other authorization (i) pursuant to which the Company currently operates or holds any interest in any of its properties, or (ii) that is required for the operation of the Company’s business as currently conducted or currently contemplated to be conducted (such contemplation evidenced by a resolution of the Company’s board of directors) or the holding of any such interest (collectively, “COMPANY AUTHORIZATIONS”) has been issued or granted to the Company, as the case may be, and the Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company to operate or conduct its business or hold any interest in its properties or assets, except where the failure of the Company to have such Company Authorizations or for such Company Authorizations to be in full force and effect have not had or are not reasonably likely to have (individually or in the aggregate) a Company Material Adverse Effect.

2.18  Litigation.  There is no material action, suit, claim or proceeding of any nature pending, or to the Knowledge of the Company, threatened, against the Company, its properties (tangible or intangible) or any of its officers or directors (other than the Parent/Company Litigation, as to which no representation or warranty is made). There is no investigation or other proceeding pending or, to the Knowledge of the Company, threatened, against the Company, any of its properties (tangible or intangible) or any of its officers or directors by or before any Governmental Entity (other than the Parent/Company Litigation, as to which no representation or warranty is made). No Governmental Entity has at any time challenged the legal right of the Company to conduct its operations as presently or previously conducted or as presently contemplated to be conducted (such contemplation evidenced by a resolution of the Company’s board of directors).

2.19  Minute Books.  The minute books of the Company made available to counsel for Parent contain records of all material actions taken, and summaries of all meetings held, by the Stockholders and the Board of Directors of the Company (and any committees thereof) since the time of incorporation of the Company, and such minute books are complete and accurate in all material respects.

2.20  Environmental Matters.  The Company has complied with all applicable Laws enacted for the protection of the environment (including, without limitation, air, water vapor, surface water, groundwater and soils) against contamination with hazardous substances or wastes, except where failure to comply has not had or is not reasonably likely to have a Company Material Adverse Effect.

2.21  Brokers’ and Finders’ Fees; Third Party Expenses.   The Company has not incurred, nor will it incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar financial advisory services or any similar charges in connection with the Agreement or any transaction contemplated hereby.

2.22  Employee Benefit Plans and Compensation.

(a)  Definitions.  For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Erisa Affiliate” shall mean any other person under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“Company Employee Plan” shall mean any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, retirement benefits, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA that is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company or any ERISA Affiliate has or may have any liability or obligation.

“Cobra” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Dol” shall mean the United States Department of Labor.

“Employee” shall mean any current or former employee, consultant or director of the Company or any ERISA Affiliate.

“Employee Agreement” shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or other Contract (including, without limitation, any offer letter or any Contract providing for acceleration of Company Options or Company Common Stock that is unvested, or any other agreement providing for compensation or benefits) between the Company or any ERISA Affiliate and any Employee and that the Company or any ERISA Affiliate has or may have any Liability or obligation.

“Erisa” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“International Employee Plan” shall mean each Company Employee Plan or Employee Agreement that has been adopted or maintained by the Company or any ERISA Affiliate, whether formally or informally or with respect to which the Company or any ERISA Affiliate will or may have any liability with respect to Employees who perform services outside the United States.

“IRS” shall mean the United States Internal Revenue Service.

“PBGC” shall mean the United States Pension Benefit Guaranty Corporation.

“Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(b)  Schedule.  SECTION 2.22(b)(1) of the Disclosure Schedule contains an accurate and complete list of each Company Employee Plan and each Employee Agreement. The Company has not made any plan or commitment to establish any new Company Employee Plan or Employee Agreement, to modify any Company Employee Plan or Employee Agreement (except to the extent required by Law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable Laws, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan or Employee Agreement. SECTION 2.22(b)(2) of the Disclosure Schedule sets forth a table setting forth the name, salary and bonus compensation of each Employee of the Company.

(c)  Documents.  The Company has provided to Parent (i) correct and complete copies of all documents embodying each Company Employee Plan and each Employee Agreement including, without limitation, all amendments thereto and all related trust documents, (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan, (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan, (v) all material written Contracts relating to each Company Employee Plan, including, without limitation, administrative service agreements and group insurance contracts, (vi) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any material Liability to the Company, (vii) all correspondence to or from any governmental agency relating to any Company Employee Plan, (viii) model COBRA forms and related notices, (ix) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, (x) all discrimination tests for each Company Employee Plan for the three (3) most recent plan years, and (xi) the most recent IRS determination or opinion letter issued with respect to each Company Employee Plan.

(d)  Employee Plan Compliance.  The Company has, in all material respects, performed all obligations required to be performed by it under each Company Employee Plan, is not in default or violation of, and has no Knowledge of any default or violation by any other party to each Company Employee Plan, and each Company Employee Plan has been established and maintained, in all material respects, in accordance with its terms and compliance with all applicable Laws, including but not limited to ERISA or the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter valid as to the Company, if applicable) with respect to all Tax Law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 as to its qualified status under the Code. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code or Section 408 of ERISA, has occurred with respect to any Company Employee Plan. There are no actions, suits or claims pending or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, the Company or any ERISA Affiliate (other than ordinary administration expenses and/or reasonable notice periods). There are no audits, inquiries or proceedings pending or to the Knowledge of the Company or any ERISA Affiliates, threatened by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan. Neither the Company nor any ERISA Affiliate is subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company has timely made all contributions and other payments required by and due under the terms of each Company Employee Plan.

(e)  No Pension Plans.  Neither the Company nor any current or past ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Pension Plans subject to Title IV of ERISA or Section 412 of the Code.

(f)  No Self-Insured Plans.  Neither the Company nor any ERISA Affiliate has ever maintained, established sponsored, participated in or contributed to any self-insured plan that provides benefits to Employees (including, without limitation, any such plan pursuant to which a stop-loss policy or Contract applies).

(g)  Collectively Bargained, Multiemployer And Multiple-Employer Plans.  At no time has the Company or any current or past ERISA Affiliate contributed to or been obligated to contribute to any Pension Plan, that is a “Multiemployer Plan,” as defined in Section 3(37) of ERISA. Neither the Company nor any ERISA Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan or to any plan described in Section 413 of the Code.

(h)  No Post-Employment Obligations.  No Company Employee Plan or Employee Agreement provides, or reflects or represents any Liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and the Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefits, except to the extent required by statute.

(i)  Effect Of Transaction.  The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

(j) Section 280g.  No payment or benefit which has been, will be or may be made by the Company or any ERISA Affiliates with respect to any Employee will, or could reasonably be expected to, be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code as a result of the transactions contemplated by this Agreement. There is no Contract, plan or arrangement to which the Company or any ERISA Affiliate is a party or by which the Company or any ERISA Affiliate is bound to compensate any Employee for excise taxes paid pursuant to Section 4999 of the Code. SECTION 2.22(j) of the Disclosure Schedule lists all persons who are “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date hereof.

(k)  Employment Matters.  The Company is in compliance in all material respects with all applicable Laws respecting employment, employment practices, terms and conditions of employment, employee safety and wages and hours, and in each case, with respect to Employees: (i) has withheld and reported all amounts required by Law or by Contract to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages or severance pay (other than routine, non-material payments to be made in the ordinary course of business, consistent with past practice) or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no action, suits, claims or administrative matters pending or threatened against the Company or any of its Employees relating to any Employee, Employee Agreement or Company Employee Plan. There are no

pending or threatened claims or actions against Company or any Company trustee under any worker’s compensation policy. The services provided by each of the Company’s and its ERISA Affiliates’ Employees is terminable at the will of the Company and its ERISA Affiliates and any such termination would result in no Liability to the Company or any ERISA Affiliate. Neither the Company nor any ERISA Affiliate has direct or indirect liability with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any Employee leased from another employer.

(l)  Labor.  No work stoppage or labor strike against the Company is pending, or to the Knowledge of the Company, threatened. The Company does not know of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending or threatened relating to any labor matters involving any Employee, including, without limitation, charges of unfair labor practices. The Company has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. The Company is not presently, nor has it been in the past, been a party to, or bound by, any collective bargaining agreement or union Contract with respect to Employees and no collective bargaining Contract is being negotiated by the Company.

(m)  No Interference Or Conflict.   To the Knowledge of the Company, no Stockholder, director, officer or Employee of the Company is obligated under any Contract, subject to any judgment, decree, or order of any court or administrative agency that would interfere with such person’s responsibilities to promote the interests of the Company. Neither the execution nor delivery of this Agreement, nor the carrying on of the Company’s business as presently conducted or proposed to be conducted nor any activity of such Stockholder, director, officer or Employee in connection with the carrying on of the Company’s business as presently conducted or currently proposed to be conducted will, to the Knowledge of the Company, violate or result in a breach of, or constitute a default under, any Contract under which any of such Stockholder, director, officer or Employee is now bound.

(n)  International Employee Plan.  Neither the Company nor any ERISA Affiliate currently or has it ever had the obligation to maintain, establish, sponsor, participate in, be bound by or contribute to any International Employee Plan.

2.23  Insurance.  SECTION 2.23 of the Disclosure Schedule lists all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, Employees, officers and directors of the Company, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. There is no claim by the Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed or that the Company has a reason to believe will be denied or disputed by the underwriters of such policies or bonds. In addition, there is no pending claim of which its total value (inclusive of defense expenses) will exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid, (or if installment payments are due, will be paid if incurred prior to the Closing Date) and the Company is otherwise in material compliance with the terms of such policies and bonds. Such policies and bonds remain in full force and effect. The Company has no Knowledge of threatened termination of, or premium increase with respect to, any of such policies. The Company has never maintained, established, sponsored, participated in or contributed to any self-insurance plan. Notwithstanding the foregoing, no representation is made with respect to insurance (including with respect to the existence of coverage, or terms thereof) in respect of or relating to the Parent/Company Litigation.

2.24  Compliance With Laws.   The Company has not received any notices of violation with respect to any Laws except for such violations as have not had and are not reasonably likely to have a Company Material Adverse Effect.

2.25  Bank Accounts, Letters Of Credit And Powers Of Attorney.  SECTION 2.25 of the Disclosure Schedule lists (a) all bank accounts, lock boxes and safe deposit boxes relating to the business and operations of the Company (including the name of the bank or other institution where such account or box is located and the name of each authorized signatory thereto), (b) all outstanding letters of credit issued by financial institutions for the account of the Company (setting forth, in each case, the financial institution issuing such letter of credit, the maximum amount available under such letter of credit, the terms (including the expiration date) of such letter of credit and the party or parties in whose favor such letter of credit was issued), and (c) the name and address of each person who has a power of attorney to act on behalf of the Company. The Company has heretofore delivered to Parent true, correct and complete copies of each letter of credit and each power of attorney described in SECTION 2.25 of the Disclosure Schedule.

2.26  Information Supplied.  None of the information supplied in writing by the Company specifically for inclusion or incorporation by reference, and which in fact is included or incorporated by reference in (i) the Registration Statement will, at the time the Registration Statement or any amendment or supplement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and (ii) the information provided to Stockholders in the Soliciting Materials will, at the time they are mailed to the Stockholders and at all times during which stockholder consents are solicited in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances under which they are made.

2.27  Disclaimer Of Certain Representations And Warranties.  The Company makes no representations or warranties and affirmatively disclaims any and all representations and warranties relating to the Parent/Company Litigation, including with respect to the merit or lack thereof of such (a) Parent/Company Litigation, or claims relating to Liabilities or other consequences of such Parent/Company Litigation or (b) relating to infringement or misappropriation by the Company or its Affiliates of any Intellectual Property Rights that either (i) the Parent or any of its Affiliates (excluding Company) owns.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Each of Parent and Sub hereby represents and warrants to the Company subject to such exceptions as are disclosed in the disclosure schedule supplied by Parent to the Company (the “PARENT DISCLOSURE SCHEDULE”) and dated as of the date hereof, on the date hereof and as of the Effective Time, as though made at the Effective Time, as follows:

The Parent Disclosure Schedule is numbered and captioned to correspond to the Sections in this Article III. Each disclosure in the Parent Disclosure Schedule qualifies the representations and warranties in the corresponding Section of this Article III and any other Section(s) of this Article III to which such disclosure is cross-referenced or with respect to which the relevance of such disclosure is reasonably apparent on its face.

3.1  Organization, Standing And Power.  Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware. Each of Parent and Sub has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the failure to be so qualified or licensed would have or be reasonably likely to have a Parent Material Adverse Effect.

3.2  Authority.  Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement and any Related Agreements to which Parent and Sub are parties have been duly executed and delivered by Parent and Sub and constitute the valid and binding obligations of Parent and Sub, enforceable against each of Parent and Sub in accordance with their terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

3.3  Parent Capital Structure.

(a) The authorized capital stock of Parent consists of: (A) 560,000,000 shares of Parent Common Stock, par value $0.001 per share and (B) 40,000,000 shares of preferred stock, par value $0.001 per share, of which (x) 100,000 shares have been designated as Series A Preferred Stock (the “PARENT SERIES A PREFERRED STOCK”) and (y) 15,000,000 shares have been designated as Series B Preferred Stock (the “PARENT SERIES B PREFERRED STOCK”). At the close of business on April 30, 2007: (i) 176,390,889 shares of Parent Common Stock were issued and outstanding, excluding shares of Parent Common Stock held by Parent in its treasury, (ii) 3,132,119 shares of Parent Common Stock were issued and held by Parent in its treasury, (iii) no shares of Parent Series A Preferred Stock were issued and outstanding, (iv) 3,562,238 shares of Parent Series B Preferred Stock were issued and outstanding and (v) not more than 18,470,116 shares of Parent Common Stock were reserved for issuance upon exercise of outstanding employee and director stock options to purchase shares of Parent Common Stock. No shares of Parent Common Stock are owned or held by any subsidiary of Parent. All of the outstanding shares of capital stock of Parent are, and all shares of capital stock of Parent which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights. There are no declared or accrued but unpaid dividends with respect to any shares of capital stock of Parent.

(b) Except as set forth above and as set forth in Section 3.3(b) of the Parent Disclosure Schedule, as of the close of business on April 30, 2007, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Parent or any of its subsidiaries is a party or by which any of them is bound obligating Parent or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the close of business on April 30, 2007, there are not any outstanding contractual obligations of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any of its subsidiaries.

(c) The authorized capital stock of Sub consists of 1,000 shares of common stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding. Parent is the sole stockholder of Sub and is the legal and beneficial owner of all 1,000 issued and outstanding shares. Sub was formed by counsel to Parent at the direction of Parent, solely for purposes of effecting the Merger and the other transactions contemplated hereby. Except as contemplated by this Agreement, Sub does not hold, nor has it held, any material assets or incurred any material liabilities nor has Sub carried on any business activities other than in connection with the Merger and the transactions contemplated by this Agreement.

3.4  No Conflict.  The execution and delivery by Parent and Sub of this Agreement and any Related Agreement to which Parent or Sub is a party, and the consummation of the transactions contemplated hereby and thereby, will not conflict with or result in any violation of or default (with or without notice of lapse of time, or both) under (i) the certificate of incorporation and bylaws of Parent or Sub, each as amended to date and in full force and effect on the date hereof, or (ii) assuming compliance with the matters referred to in SECTION 3.5, any Laws applicable to Parent or any of its properties (whether tangible or intangible) or assets, except in the case of clause (ii) for such violations or defaults as have not had or are not reasonably likely to have a Parent Material Adverse Effect.

3.5  Consents.  No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement and any Related Agreements to which Parent or Sub is a party or the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the Registration Statement (ii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities Laws, (iii) compliance with the pre-merger notification requirements of the HSR Act and under comparable non-U.S. competition Laws the parties reasonably determine apply, (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not have, or be reasonably likely to have a

Parent Material Adverse Effect, and (v) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

3.6  Capital Resources; Solvency.  Parent has sufficient capital resources available to pay the Cash Consideration. Consummation of the Merger and the other transactions contemplated by this Agreement will not cause Parent to become insolvent. The fair value of the property of Parent exceeds its total liabilities (including contingent liabilities but without duplication of any underlying liability related thereto). The present fair saleable value on a going-concern basis of Parent’s assets is not less than the amount required to pay its probable liabilities on its debts as they become absolute and mature. Parent does not intend to, and does not believe that it will, incur debts or liabilities beyond its ability to pay as such debts and liabilities mature. Parent is not engaged in business or a transaction for which its property would constitute unreasonably small capital.

3.7  Parent Common Stock.  The Parent Common Stock that constitutes the Stock Consideration has been duly authorized, and upon consummation of the transactions contemplated by this Agreement, will be validly issued, fully paid and nonassessable and will be issued without violation of applicable Laws. Upon consummation of the transaction contemplated by this Agreement, the Parent Common Stock that constitutes the Stock Consideration will have been duly registered pursuant to the Securities Act, will not constitute “restricted securities” within the meaning of that term as defined in Rule 144(a)(3) promulgated by the SEC under the Securities Act, and will be freely resaleable by the Stockholders without registration under the Securities Act, subject only, in the case of any Stockholder who is an affiliate of the Company as of the Effective Time, to any applicable restrictions imposed by Rule 145 promulgated by the SEC under the Securities Act.

3.8  Sec Documents.  Parent has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since January 1, 2005. Parent has made available to the Company all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including those that Parent may file subsequent to the date hereof until the Effective Time) are referred to herein as the “PARENT SEC REPORTS.” As of their respective dates, the Parent SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent’s subsidiaries is required to file any forms, reports or other documents with the SEC. As of the date hereof, Parent is a Well-Known Seasoned Issuer.

3.9  Parent Financial Statements.  The financial statements of Parent included in the Parent SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements to normal year-end adjustments).

3.10  No Undisclosed Liabilities.  Parent has no material obligations or liabilities of any nature (whether accrued, absolute, contingent or otherwise) other than (i) those set forth or adequately provided for in the balance sheet included in Parent’s most recently filed Quarterly Report on Form 10-Q (including the notes thereto, the “PARENT BALANCE SHEET”), (ii) those incurred in the ordinary course of business, consistent with past practice, and not required by GAAP to be set forth in the Parent Balance Sheet, (iii) those that, individually or in the aggregate, have not had, and would not reasonably be expected to have a Parent Material

Adverse Effect or (iv) those incurred in the ordinary course of business since the date of the Parent Balance Sheet, consistent with past practice.

3.11  Absence Of Certain Changes Or Events.  Except as disclosed in the Parent SEC Reports, since the date of the most recent unaudited financial statements included in the Parent SEC Reports and through the date of this Agreement, there has not been (i) any Parent Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Parent’s capital stock, (iii) any amendment of any provision of the certificate of incorporation or bylaws of, or of any material term of any outstanding security issued by, Parent, (iv) any material change in any method of accounting or accounting practice by Parent except for any such change required by a change in GAAP or (v) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock.

3.12  Interim Operations Of Sub.  Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and have engaged in no business activities other than as contemplated by this Agreement.

3.13  Information Supplied.  The Registration Statement on Form S-4 to be filed by Parent to register the issuance of the Parent Common Stock to be issued in the Merger (the “REGISTRATION STATEMENT”) (excluding any of the information supplied in writing by the Company specifically for inclusion or incorporation by reference therein, as to which no representation or warranty is made) will not, at the time the Registration Statement or any amendment or supplement thereto becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, (ii) the proxy statement included in the Registration Statement, as provided to Stockholders in the Soliciting Materials (excluding any of the information supplied in writing by the Company specifically for inclusion or incorporation by reference therein, as to which no representation or warranty is made) will not, at the time the Soliciting Materials are mailed to the Stockholders and at all times that stockholder consents or votes are being solicited in connection with the Merger, including at any stockholder meeting held to obtain such consents or vote, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances under which they are made.

3.14  Litigation.  Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, there is no action, suit, claim or proceeding of any nature pending, or to the Knowledge of Parent, threatened, against Parent, any of its subsidiaries, their respective properties (tangible or intangible) or any of their respective officers or directors, that could result in a Parent Material Adverse Effect, and there is no investigation or similar proceeding pending or, to the Knowledge of Parent, threatened, against Parent by or before the SEC or Nasdaq. No Governmental Entity has at any time challenged the legal right of Parent or any of its subsidiaries to conduct its operations as presently or previously conducted.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1  Conduct Of Business Of The Company.  Subject to the last sentence of this SECTION 4.1, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company agrees to conduct its business, except to the extent that Parent shall otherwise consent in writing, which consent will not be unreasonably withheld, in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay the debts and Taxes of the Company when due (subject to SECTION 4.1(e) below), to pay or perform other obligations when due, and, to the extent consistent with such business, to preserve intact the present business organizations of the Company, to use commercially reasonable efforts to keep available the services of the present officers and key employees of the Company and preserve the relationships of the Company with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing businesses of the Company at the Effective Time. The Company shall use commercially reasonable efforts to promptly notify Parent of any event or occurrence or emergency not in the ordinary course of business of the Company and any material event involving the Company that arises during the period from the date of this Agreement and continuing until the earlier of the termination date of this Agreement or the Effective Time; provided, however, that no failure of the Company to notify Parent of any such event or occurrence or emergency shall constitute a breach of the covenant contained in this sentence unless such event, occurrence or emergency, individually or in the aggregate, has caused or could reasonably be expected to cause a Company Material Adverse Effect or to cause any of the conditions to Parent’s obligations to consummate the Merger not to be satisfied. In addition to the foregoing, except as expressly contemplated by this Agreement and except as expressly set forth in SECTION 4.1 of the Disclosure Schedule, the Company shall not, without the prior written consent of Parent, which consent will not be unreasonably withheld, from and after the date of this Agreement:

(a) cause or permit any amendments to the Charter Documents;

(b) make any expenditures or enter into any commitment or transaction exceeding $100,000 individually or $250,000 in the aggregate or any commitment or transaction of the type described in SECTION 2.10 hereof other than in the ordinary course of business;

(c) other than repayment of indebtedness for borrowed money and other than payments in connection with the Parent/Company Litigation (including any related litigation with insurance carriers with respect to disputes as to coverage), pay, discharge, waive or satisfy, any indebtedness or any third party expense in an amount in excess of $50,000 in any one case, or $100,000 in the aggregate, or any other claim, liability, right or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than with respect to such other claim, liability right or obligation, the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the Current Balance Sheet;

(d) adopt or change accounting methods or practices (including any change in depreciation or amortization policies) other than as required by GAAP;

(e) make or change any material Tax election, adopt or change any material Tax accounting method, enter into any closing agreement, settle or compromise any material Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment or file any amended Return unless a copy of such Return has been delivered to Parent for review a reasonable time prior to filing and Parent has approved such Return;

(f) materially revalue any of its assets (whether tangible or intangible), including without limitation writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business and consistent with past practice;

(g) declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Capital Stock, or split, combine or reclassify any Company Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Capital Stock (or Company Options or other rights exercisable therefor);

(h) increase the salary or other compensation payable or to become payable to any officer, director, Employee or advisor, or make any declaration, payment or commitment or obligation of any kind for the payment (whether in cash or equity) of a severance payment, termination payment, bonus or other additional salary or compensation to any such person, except payments made pursuant to written Contracts outstanding on the date hereof and disclosed in the Disclosure Schedule and except (i) compensation changes made in the ordinary course of business in connection with annual or other periodic reviews of employees below the level of Vice President and (ii) finalization and implementation of the Company’s 2007 sales commission structure; provided, in that in the cases of clauses (i) and (ii) above, the aggregate increase in actual and/or forecasted compensation, as the case may be, will not exceed five percent (5%) of the levels of such compensation as of December 31, 2006.

(i) sell, lease, license or otherwise dispose of or grant any security interest in any of its properties or assets (whether tangible or intangible which properties or assets are material to the Company, individually or in the aggregate), including without limitation the sale of any accounts receivable of the Company, except in the ordinary course of business and consistent with past practices;

(j) make any loan to any person (other than travel advances to employees in the ordinary course of business consistent with past practice) or purchase debt securities of any person or amend the terms of any outstanding loan agreement;

(k) incur any indebtedness for borrowed money, guarantee any indebtedness of any person, issue or sell any debt securities, or guarantee any debt securities of any person;

(l) waive or release any material right or claim of the Company, including any write-off or other compromise of any account receivable of the Company, other than in the ordinary course of business consistent with past practices;

(m) other than any action taken in connection with the Parent/Company Litigation, commence or settle any lawsuit (other than claims solely for money damages), threat of any lawsuit or proceeding or material investigation against the Company other than by the payment of money;

(n) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any Company Capital Stock or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, or Company Options to acquire, or other Contracts or commitments of any character obligating it to issue or purchase any such shares or other convertible securities, except for the issuance of Company Capital Stock pursuant to the exercise of outstanding Company Options;

(o) sell, lease, license or transfer to any person any rights to any Company Intellectual Property or enter into any Contract or modify any existing Contract with respect to any Company Intellectual Property with any person or with respect to any Intellectual Property of any person, (ii) purchase or license any Intellectual Property or enter into any Contract or modify any existing Contract with respect to the Intellectual Property of any person or (iii) enter into any Contract or modify any existing Contract with respect to the development of any Intellectual Property with a third party, or (iv) change pricing or royalties set or charged by the Company to its customers or licensees, or the pricing or royalties set or charged by persons who have licensed Intellectual Property to the Company, in each case, other than (x) in the ordinary course of business consistent with past practice or (y) in direct competition with Parent for a specific customer or project;

(p) enter into or amend any Contract pursuant to which any other party is granted exclusive marketing, distribution, development, manufacturing or similar rights of any type or scope with respect to any products or technology of the Company;

(q) enter into any Contract to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify or terminate any of the terms of any Lease Agreements;

(r) amend, terminate or otherwise modify (or agree to do so), or knowingly violate the terms of, any of the Material Contracts;

(s) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the business of the Company except for purchases of assets in the ordinary course of business within the limits set forth in SECTION 4.1(b) above;

(t) adopt or amend any Plan, enter into any employment Contract, pay or agree to pay any bonus or special remuneration to any director or Employee, or increase or modify the salaries, wage rates, or other compensation (including, without limitation, any equity-based compensation) of its Employees except payments made pursuant to written agreements outstanding on the date hereof and disclosed in SECTION 4.1(t) of the Disclosure Schedule and except as permitted by Section 4.1(g);

(u) enter into any strategic alliance, affiliate agreement or joint marketing arrangement or agreement other than as permitted by the last sentence of this SECTION 4.1;

(v) promote, demote or terminate any Employees, or encourage any Employees to resign from the Company or hire or offer to hire any Employees, other than Employees to (A) fill the open positions described on SECTION 4.1(v) of the Disclosure Schedule and (B) replace (1) any existing Employees of the Company critical to the continuing operations of the Company (as reasonably determined by the Company) who leave the Company’s employ after the date of this Agreement or (2) any Employees hired pursuant to clause (A) of this sentence who leave the Company’s employ after the date of this Agreement;

(w) alter, or enter into any commitment to alter, its interest in any corporation, association, joint venture, partnership or business entity in which the Company directly or indirectly holds any interest;

(x) cancel, amend or renew any material insurance policy; or

(y) take, or agree in writing or otherwise to take, any of the actions described in SECTIONS 4.1(a) through 4.1(x) hereof, or any other action that would, or would reasonably be expected to (i) prevent the Company from performing in all material respects, or cause the Company not to perform in all material respects, its covenants hereunder or (ii) cause or result in any of the conditions to Parent’s obligations to consummate the Merger not to be satisfied.

Notwithstanding the foregoing or any other provision to the contrary, no provision of this Agreement is intended to require the Company, and the Company shall not be required, (i) to take any action (including making any disclosure, notification, or other communication to Parent) that the Company’s Board of Directors determines in good faith, after consultation with outside legal counsel, could constitute or result in a violation of applicable antitrust, competition, or similar Laws; or (ii) to refrain from entering into, amending, or terminating strategic alliance, joint marketing, distribution, and/or revenue sharing agreements with mobile phone carriers/operators, mobile device original equipment manufacturers, advertising partners, search content providers, directory assistance providers, mobile middleware and voice solution providers, and (with respect to the Company’s proposed “VSearch” product) business development partners so long as none of such arrangements includes exclusivity, “most favored nation” or other material restrictions on the Company’s business.

4.2  No Solicitation.  Until the earlier of (i) the Effective Time, or (ii) the date of termination of this Agreement pursuant to the provisions of SECTION 8.1 hereof, the Company shall not (nor shall the Company permit, as applicable, any of its officers, directors, Employees, Stockholders, agents, representatives or affiliates to), directly or indirectly, take any of the following actions with any party other than Parent and its designees: (a) solicit, encourage, seek, entertain, support, assist, initiate or participate in any inquiry, negotiations or discussions, or enter into any Contract, with respect to any offer or proposal to acquire all or any part of the business, properties or technologies of the Company (other than transactions in the ordinary course of the Company’s business consistent with past practices), or any amount of the Company Capital Stock (whether or not outstanding), whether by merger, purchase of assets, tender offer, license or otherwise, or effect any such transaction, (b) disclose any information not customarily disclosed to any person concerning the business, technologies or properties of the Company, or afford to any person access to its properties, technologies, books or records, not customarily afforded such access, (c) assist or cooperate with any person to make any proposal to purchase all or any part of the Company Capital Stock or assets (other than inventory in the ordinary course of business) of the Company, or (d) enter into any Contract with any person providing for the acquisition of the Company, whether by merger, purchase of assets, license, tender offer or otherwise. The Company shall immediately cease and cause to be terminated any such negotiations, discussion or agreements (other than with Parent) that are the subject matter of clause (a), (b), (c) or (d) above. In the event that the Company or any of the Company’s affiliates shall receive, prior to the Effective Time or the termination of this Agreement in accordance with SECTION 8.1 hereof, any offer, proposal, inquiry or request, directly or indirectly, related to any matter provided in clause (a), (c), or (d) above, or any request for disclosure or access as referenced in clause (b) above, the Company shall immediately (x) suspend any discussions with such offeror or party with regard to such offers, proposals, or requests and (y) notify Parent thereof, including information as to the identity of the offeror or the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and such other information related thereto as Parent may reasonably request. The parties hereto agree that irreparable damage would occur in the event that the provisions of this SECTION 4.2 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Parent shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this SECTION 4.2 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at law or in equity. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any officer, director, agent, Employee, representative or affiliate of the Company shall be deemed to be a breach of this Agreement by the Company.

4.3  Procedures for Requesting Parent Consent.  If the Company desires to take an action that would be prohibited pursuant to SECTION 4.1 of this Agreement without the written consent of Parent, prior to taking such action the Company may request such written consent by sending an e-mail or facsimile to both of the following individuals:

(a)	Richard Palmer, Senior Vice President Corporate Development
Telephone: (781) 565-5041
Facsimile: (781) 565-5001
E-mail address: richard.palmer@nuance.com

(b)	Garrison R. Smith, Director, Corporate Legal Services
Telephone: (781) 565-5277
Facsimile: (781) 565-5562
E-mail address: garrison.smith@nuance.com

Parent will respond to any such e-mail or facsimile (affirmatively or negatively) as promptly as practicable, but in any event within two (2) Business Days, or if Parent fails to so respond, Parent will be conclusively deemed to have given its written consent to the matter(s) referred to in the Company’s e-mail or facsimile.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1  Registration Statement, Information Statement; Stockholder Approval.

(a) As soon as practicable after the date hereof:

(i) Parent shall prepare and file with the SEC the Registration Statement. Parent shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide Parent with such information concerning it that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto. Parent will use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby.

(ii) The Company shall use its commercially reasonable efforts to (i) obtain the Sufficient Stockholder Vote approving this Agreement and the transactions contemplated hereby, including the Merger, and (ii) seek approval from the Stockholders, in accordance with the requirements of Section 280G(b)(5)(B) of the Code, for any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“SECTION 280G PAYMENTS”), as determined by the Company, such that such payments and benefits shall not be deemed to be Section 280G Payments, either at a meeting of the Company’s Stockholders or pursuant to a written stockholder consent, all in accordance with Delaware Law and the Charter Documents. In connection with such meeting of Stockholders or written stockholder consent, the Company shall submit to the Stockholders the Notice Materials and the Soliciting Materials (as defined below), which shall (a) include a solicitation of the approval of the holders of the Company Capital Stock to this Agreement and the transactions contemplated hereby, including the Merger, (b) specify that adoption of this Agreement shall constitute approval by the Stockholders of the appointment of Stata Venture Partners as Stockholder Representative, under and as defined in this Agreement, (c) include a summary of the Merger and this Agreement, (d) include the proxy statement included in the Registration Statement and (e) include a statement that appraisal rights are available for the Company Capital Stock pursuant to Section 262 of Delaware Law and a copy of such Section 262. Any materials to be submitted to the Stockholders in connection with the solicitation of their approval of the Merger and this Agreement (the “SOLICITING MATERIALS”) shall be subject to review and approval of Parent and shall also include the unanimous recommendation of the Board of Directors of the Company in favor of the Merger and this Agreement and the transactions contemplated hereby, and the determination of the Company’s Board of Directors that that the terms and conditions of the Merger are fair to, and in the best interests of, the Stockholders. Parent will promptly provide all information relating to its business and operations necessary for inclusion in the Soliciting Materials to satisfy all requirements of applicable state and federal securities Laws. The Company shall cooperate and provide Parent (and its counsel) with a reasonable opportunity to review and comment on the Soliciting Materials and any amendment or supplement thereto prior submission of such materials to the Stockholders.

(b) If the Company shall seek to obtain the Sufficient Stockholder Vote by way of a meeting of the Stockholders, the Company shall consult with Parent regarding the date of such meeting to approve this Agreement and the Merger (the “COMPANY STOCKHOLDERS’ MEETING”) and shall not postpone or adjourn (other than for absence of a quorum or to the extent necessary to ensure that any necessary supplement or amendment to the Soliciting Materials is provided to its Stockholders in advance of the Company Stockholders’ Meeting) the Company Stockholders’ Meeting without the consent of Parent. In the event the Company shall seek to obtain the Sufficient Stockholder Vote by written consent, immediately upon receipt of written consents of its Stockholders constituting the Sufficient Stockholder Vote, the Company shall deliver notice of the approval of the Merger by written consent of the Company’s Stockholders, pursuant to the applicable provisions of Delaware Law (the “STOCKHOLDER NOTICE”), to all Stockholders that did not execute such written consent informing them that this Agreement and the Merger were adopted and approved by the Stockholders of the Company and that appraisal rights are available for their Company Capital Stock pursuant to Section 262 of Delaware Law (which notice shall include a copy of such Section 262), and shall promptly inform Parent of the date on which the Stockholder Notice was sent. Notwithstanding the foregoing, the Company shall give Stockholders sufficient notice to the effect that no Stockholder will be able to exercise appraisal rights if such Stockholder has not perfected such appraisal rights in accordance with Section 262 of Delaware Law.

(c) Parent shall use commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event, prior to the Closing Date.

5.2  Access to Information.  The Company shall afford Parent reasonable access during the period from the date hereof and prior to the Effective Time to: (i) a list of Employees by function, including the major responsibilities of each such Employee (ii) officers and other employees of the Company for discussion regarding core operational processes for post-Closing integration planning and (iii) officers and other employees of the Company for limited technical discussions to facilitate post-Closing technical architecture integration.

5.3  Confidentiality.  Each of the parties hereto hereby agrees that the information obtained in any investigation pursuant to SECTION 5.2 hereof, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, shall be governed by the terms of the Confidential Disclosure Agreement and the New NDA. In this regard, the Company acknowledges that the Parent Common Stock is publicly traded and that any information obtained by Company regarding Parent could be considered to be material non-public information within the meaning of federal and state securities Laws. Accordingly, the Company acknowledges and agrees not to engage in any transactions in the Parent Common Stock in violation of applicable insider trading Laws. All information disclosed to Parent or its accountants, counsel, or other representatives, or to which any of them is given access, shall be deemed covered by and subject to the provisions of the New NDA.

5.4  Expenses.  Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger including, without limitation, all legal, accounting, financial advisory, consulting, and all other fees and expenses of third parties (including any costs incurred to obtain consents, waivers or approvals as a result of the compliance with SECTION 5.6 hereof, but excluding one-half of the $795,000 in transaction bonuses disclosed on Section 2.10 of the Disclosure Schedule) incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby (“THIRD PARTY EXPENSES”), shall be the obligation of the respective party incurring such fees and expenses. The Company shall provide Parent with a statement of estimated Third Party Expenses incurred by the Company at least two (2) Business Days prior to the Closing Date in form reasonably satisfactory to Parent, which statement shall be accompanied by invoices from the Company’s legal, financial and other advisors providing services in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby reflecting such advisors’ final billable Third Party Expenses (the “STATEMENT OF EXPENSES”). If it is determined after the Closing that the Third Party Expenses of the Company exceed the Third Party Expenses set forth in the Statement of Expenses, the amount of such excess (“EXCESS THIRD PARTY EXPENSES”), shall be subject to the provisions of ARTICLE VII.

5.5  Public Disclosure.  Prior to the Closing or any termination of this Agreement, no party shall issue any statement or communication to any third party (other than their respective directors, officers, Employees, and advisers on a need-to-know basis) regarding the subject matter of this Agreement or the transactions contemplated hereby without the consent of the other party, except that this restriction shall be subject to Parent’s obligation to comply with applicable securities Laws and the rules of Nasdaq. If Parent believes it has any obligation to make any such statement or communication, it will first consult with the Company and will use commercially reasonable efforts to minimize any adverse effect of such statement or communication.

5.6  Consents.  The Company shall use commercially reasonable efforts to obtain the consents, waivers and approvals which are listed in SECTION 2.5 of the Disclosure Schedule under the caption “Material Third Party Consents” (the “MATERIAL THIRD PARTY CONSENTS”) in a form reasonably acceptable to Parent. In the event that the other parties to any such Contract, including lessor or licensor of any Leased Real Property, conditions its grant of a consent, waiver or approval (including by threatening to exercise a “recapture” or other termination right) upon the payment of a consent fee, “profit sharing” payment or other consideration, including increased rent payments or other payments under the Contract, the Company shall be responsible for making all payments required to obtain such consent, waiver or approval and such amounts shall be deemed Third Party Expenses under SECTION 5.4 hereof.

5.7  Firpta Compliance.  On the Closing Date, the Company shall deliver to Parent a properly executed statement (a “FIRPTA COMPLIANCE CERTIFICATE”) in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3).

5.8  Reasonable Efforts; Regulatory Filings.

(a) Subject to the terms and conditions provided in this Agreement, the Company and Parent shall use commercially reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated hereby, to satisfy the conditions to the obligations to consummate the Merger, to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement; provided, however, that Parent shall not be required to agree to any divestiture by Parent or the Company or any of Parent’s subsidiaries or affiliates, of shares of capital stock or of any business, assets or property of Parent or its subsidiaries or affiliates, of shares of capital stock or of any business, assets or property of Parent or its subsidiaries or affiliates, or of the Company, its affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

(b) As soon as may be reasonably practicable, the Company and Parent each shall file with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control Laws of any applicable jurisdiction, as reasonably agreed by the parties to be required, and shall promptly respond to any requests for further information from the authorities with which any such forms are filed. The Company and Parent each shall promptly supply the other with any information which may be required in order to effectuate such filings.

5.9  Parent Notification of Certain Matters.  Parent shall use commercially reasonable efforts to give prompt notice to the other of the occurrence or non-occurrence of any event which occurrence or non-occurrence is likely to cause the conditions to the Company’s obligations to consummate the Merger not to be satisfied; provided, however, that the delivery of any notice pursuant to this SECTION 5.9 shall not (a) limit or otherwise affect any remedies available to the Company hereunder or (b) constitute an acknowledgment or admission of a breach of this Agreement. No disclosure by Parent pursuant to this SECTION 5.9 shall be deemed to amend or supplement the Parent Disclosure Schedule or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

5.10  Additional Documents and Further Assurances.  Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the Merger and the transactions contemplated hereby.

5.11  New Employment Arrangements.  Between the date of this Agreement and the Closing, Parent and the Company’s CEO will jointly approach (individually and/or in one or more groups) the Company’s employees to discuss the terms and conditions on which Parent proposes to continue the employment of each such employee after the Closing. Parent will have no obligation to offer continued employment or any particular terms of employment to any such employee after the Closing, and no such employee will have any obligation to agree to remain employed or to any particular terms of continued employment. All communications with the Company’s employees will be done by the Company and Parent cooperatively, constructively, and proactively, with a view to preserving the integrity of the Company’s organization and the morale of its employees.

5.12  Termination of 401(k) Plan.  Effective as of the day immediately preceding the Closing Date, each of the Company and any ERISA Affiliate shall terminate any and all Company Employee Plans intended to include a Code Section 401(k) arrangement (each, a “401(K) PLAN”) (unless Parent provides written notice to the Company that such 401(k) Plans shall not be terminated). Unless Parent provides such written notice to the Company, no later than five (5) Business Days prior to the Closing Date, the Company shall provide Parent with evidence that such Company Employee Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Board of Directors of the Company or such Affiliate, as the case may be. The form and substance of such resolutions shall be subject to the reasonable review and approval of Parent. The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Parent may reasonably require. In the event that termination of a 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent no later than fifteen (15) calendar days prior to the Closing Date and such charges and fees shall not constitute Third Party Expenses. Notwithstanding the foregoing or any other provision of this Agreement, at or before the time of such termination the Company shall be permitted to amend its 401(k) Plan(s) if and as necessary to permit the distribution and rollover of promissory notes evidencing outstanding participant loans of Employees, without default of such loan, to a tax qualified defined contribution plan maintained or established by the Parent, and the Parent shall cause such plan to accept such rollovers.

5.13  Financials.  On the date of this Agreement or as soon as practicable thereafter, the Company shall deliver or cause to be delivered to Parent the unaudited balance sheet as of March 31, 2007, and the related unaudited statement of income, cash flow and stockholders’ equity for the three (3) month period then ended. The financial statements delivered pursuant to this SECTION 5.13 shall have been reviewed by the Company’s independent accountants in accordance with SAS-100.

(a) Within thirty (30) days following the last day of each fiscal quarter ending after March 31, 2007 and after the date of this Agreement, the Company shall deliver, or cause to be delivered, to Parent the unaudited balance sheet as of the last day of such fiscal quarter, and the related unaudited statement of income, cash flow and stockholders’ equity for the three (3) month period then ended, in each case, reviewed by the Company’s independent accountants in accordance with SAS-100.

(b) Promptly following completion of the audit of the Year-End Financials for the Company’s 2006 fiscal year (the “2006 AUDIT”), the Company shall deliver to Parent the audited consolidated balance sheets as of December 31, 2006 and the related consolidated statements of income, cash flow and stockholders’ equity for the twelve (12) month period then ended. The parties agree that at initial delivery the customer concentration footnote to such financial statements will be redacted, but that such redaction shall be reversed as soon as necessary to timely comply with the requirements of Form S-4.

5.14  Indemnification and Insurance.

(a) From and after the Effective Time, Parent and the Surviving Entity will fulfill and honor in all respects the obligations of the Company to indemnify its present and former directors, officers, employees, and agents and their heirs, devisees, legatees, executors, and assigns. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to indemnification, contribution, advancement of expenses, and elimination of liability for monetary damages at least as favorable to directors, officers, employees, and agents of the Surviving Corporation as those set forth in the certificate of incorporation and bylaws of the Company as of the date hereof, which provisions will not be amended, repealed, or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of any person benefited thereby, except to the extent that such modification is required by law.

(b) After the Effective Time Parent and the Surviving Corporation will, to the fullest extent permitted under applicable law, indemnify and hold harmless each present or former director or officer of the Company (collectively, the “COMPANY INDEMNIFIED D&O PERSONS”) against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent arising out of or pertaining to any actual or alleged action or omission in his or her capacity as a director, officer, employee, or agent of the Company occurring prior to the Effective Time (including without limitation actions or omissions relating to this Agreement and/or the Merger) for a period of six years after the date hereof. The right to indemnification hereunder will include the right to advancement of expenses as incurred in connection with any indemnifiable claim, in advance of any resolution thereof, subject to repayment if it ultimately is finally determined by a court of competent jurisdiction that the person who received such advances was not entitled to indemnification. In the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims will continue until the disposition of any and all such claims.

(c) Parent shall purchase a directors’ and officers’ insurance “tail” policy under the Company’s existing directors’ and officers’ insurance policy which (i) has an effective term of six (6) years from the Effective Time, (ii) covers the Company Indemnified D&O Persons, (iii) contains terms and conditions (including, without limitation, coverage amounts) that are no less advantageous, when taken as a whole, to those currently applicable to the Company Indemnified D&O Persons, (iv) has a total cost not in excess of $100,000 and (v) has a coverage effective date not later than the Closing Date.

5.15  Disclosure Supplements.

(a) From time to time before the Closing Date the Company shall supplement the Disclosure Schedules (and the information and materials provided to Parent’s legal counsel) to disclose any matter hereafter arising that, if existing or occurring at or before the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule (or required to be provided to Parent’s legal counsel), or that is necessary to correct any information in the Disclosure Schedule (or required to be provided to Parent’s legal counsel) that is or has become inaccurate. For avoidance of doubt, the Company shall only supplement the Disclosure Schedules to reflect matters arising after the date of this Agreement.

(b) If the matter or matters, if any, included in any such disclosure supplement, individually or in the aggregate would cause a failure of the condition set forth in SECTION 6.2(a) and the Merger closes, then notwithstanding anything to the contrary in this Agreement, Parent and Sub shall not be entitled to indemnification from the Stockholders in respect of such matter or matters included in such disclosure supplement.

(c) If the matter or matters, if any, included in any such disclosure supplement, would not individually or in the aggregate cause a failure of the condition set forth in SECTION 6.2(a), the Company may, in it sole discretion deliver to Parent written authorization to terminate this Agreement by written notice to the Company delivered within five (5) Business Days following the delivery of such authorization to Parent in the same manner and with the same force and effect as if the matter or matters so disclosed had caused a failure of the condition in SECTION 6.2(a).

(d) If, following a disclosure supplement pursuant to SECTION 5.15(c)the Company authorizes Parent to terminate this Agreement pursuant to SECTION 5.15(c) and Parent does not so terminate this Agreement and the Merger closes, then notwithstanding anything to the contrary in this Agreement, Parent and Sub shall not be entitled to indemnification from the Stockholders in respect of such matter or matters included in such disclosure supplement.

(e) If, following a disclosure supplement pursuant to SECTION 5.15(c), the Company does not authorize Parent to terminate this Agreement pursuant to SECTION 5.15(c) and the Merger closes, such disclosure supplement shall not affect the rights of Parent and Sub to indemnification for the matter or matters included in such disclosure supplement.

5.16  Non-Disparagement.  From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, Parent and the Company will not (except in the course of any Parent/Company Litigation, to which this SECTION 5.16 shall not apply), and will cause their respective affiliates, officers, directors, employees and representatives not to, disparage, deprecate, or make any negative comment with respect to the business, operations, properties, assets, technologies, products or services of the other party.

5.17  Stockholder Arrangements.  The Company shall take any and all actions necessary to terminate, without cost or obligation to the Company, (a) the Amended and Restated Investor Rights Agreement, dated as of September 30, 2002, by and among the Company and the parties named therein, as amended, (b) the Amended and Restated Voting Rights Agreement, dated as of September 30, 2002, by and among the Company and the parties named therein, as amended, (c) the Amended and Restated Registration Rights Agreement, dated as of September 30, 2002, by and among the Company and the parties named therein, as amended, (d) the Second Amended and Restated Stockholders Agreement, dated as of September 30, 2002, by and among the Company and the parties named therein, as amended, and (e) any other agreements among the Company and its stockholders (collectively, the “STOCKHOLDER ARRANGEMENTS”). The agreements to terminate the Stockholder Arrangements will be in forms reasonably acceptable to Parent and will provide that following the Effective Time, neither the Surviving Corporation nor Parent will have any obligations or liabilities under the Stockholder Arrangements.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1  Conditions to Obligations of Each Party to Effect The Merger.  The respective obligations of the Company, on the one hand, and Parent and Sub on the other hand, to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(a) No Order.  No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(b) No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity or instrumentality, domestic or foreign, seeking any of the foregoing be threatened or pending.

(c) Stockholder Approval.  Stockholders constituting the Sufficient Stockholder Vote shall have approved this Agreement, and the transactions contemplated hereby, including the Merger and the appointment of the Stockholder Representative.

(d) Registration Statement Effective.  The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued.

(e) Hsr Act.  The waiting period (and any extension thereof) applicable to the Merger under the HSR Act and any comparable notification statutes of foreign jurisdictions where the parties have made such notification shall have been terminated or shall have expired.

(f) Nasdaq Listing.  The shares of Parent Common Stock to be issued in connection with the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

6.2  Conditions to The Obligations of Parent and Sub.  The obligations of Parent and Sub to consummate the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Parent and Sub:

(a) Representations, Warranties and Covenants.  (i) The representations and warranties of the Company in this Agreement (disregarding, for this purpose, all exceptions in those representations and warranties relating to materiality, Company Material Adverse Effect or any similar standard or qualification) shall be true and correct on and as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of a specified date, in which case as of such date), except where such failure to be so true and correct has not had or is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect (it being understood and agreed that, for the purposes of determining whether this condition has been satisfied with respect to the representation and warranty set forth in SECTION 2.14(k), Company Material Adverse Effect shall be deemed to include any material restraint or restriction on Parent’s ability to conduct its business or other adverse effect on Parent), and (ii) the Company shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by the Company as of the Closing.

(b) Governmental Approval.  Approvals from any court, administrative agency, commission, or other federal, state, county, local or other foreign Governmental Entity, instrumentality, agency, or commission (if any) deemed appropriate or necessary by Parent shall have been timely obtained.

(c) No Material Adverse Effect.  There shall not have occurred any event or condition of any character that has had or is reasonably likely to have a Company Material Adverse Effect since the date of this Agreement.

(d) Certificate of The Company.  Parent shall have received a certificate, validly executed by the Chief Executive Officer of the Company for and on the Company’s behalf, to the effect that, as of the Closing the conditions set forth in SECTION 6.2(a) have been satisfied in full.

(e) Certificate of Secretary of Company.  Parent shall have received a certificate, validly executed by the Secretary of the Company, certifying (i) as to the terms and effectiveness of the Charter Documents, (ii) as to the valid adoption of resolutions of the Board of Directors of the Company (whereby the Merger and the transactions contemplated hereunder were unanimously approved by the Board of Directors) and (iii) that the Stockholders constituting the Sufficient Stockholder Vote have approved this Agreement and the consummation of the transactions contemplated hereby.

(f) Third Party Consents.  The Company shall have obtained the Material Third Party Consents and shall have delivered copies thereof to Parent.

(g) Stockholder Arrangements.  The Company shall have terminated the Stockholder Arrangements in accordance with SECTION 5.17 and shall have delivered to Parent evidence of such termination in forms reasonably acceptable to Parent.

6.3  Conditions to Obligations of The Company.  The obligations of the Company and each of the Stockholders to consummate the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations, Warranties and Covenants.  (i) The representations and warranties of Parent and Sub in this Agreement (disregarding for this purpose all exceptions in those representations and warranties relating to materiality or Parent Material Adverse Effect or any similar standard or qualification) shall be true and correct on and as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of a specified date, in which case as of such date), except where such failure to be so true and correct has not had or is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect and (ii) each of Parent and Sub shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by such parties as of the Closing.

(b) Parent Material Adverse Effect.  There shall not have occurred any event or condition of any character that has had or is reasonably likely to have a Parent Material Adverse Effect since the date of this Agreement.

(c) Certificate of Parent.  Company shall have received a certificate, validly executed on behalf of Parent by an authorized officer for and on its behalf to the effect that, as of the Closing the conditions set forth in SECTION 6.3(a) have been satisfied in full.

ARTICLE VII

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

7.1  Survival of Representations, Warranties and Covenants.  The representations and warranties of Parent, Sub and the Company contained in this Agreement, or in any certificate or other instruments delivered pursuant to this Agreement, shall survive for a period of twelve (12) months following the Closing Date (the expiration of such twelve (12) month period, the “Survival Date”; provided, however, that if, at any time prior to the close of business on the twelve (12) month anniversary of the Closing Date, a Parent Officer’s

Certificate (as defined in Section 7.5(b) ) or a Stockholder Representative’s Certificate (as defined in Section 7.5(c)) is delivered alleging Losses (as defined in Section 7.2) and a claim for recovery under this Article VII, then the claim asserted in such notice shall survive the twelve (12) month anniversary of the Closing Date until such claim is fully and finally resolved.

7.2  Stockholder Obligations for Indemnification.  Subject the limitations set forth in this Agreement, if the Merger is consummated, each of the Stockholders, severally agrees to indemnify and hold Parent and its officers, directors, and affiliates, including the Surviving Corporation (the “PARENT INDEMNIFIED PARTIES”), harmless against all claims, losses, liabilities, damages, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses of investigation and defense and diminution in value (other than any diminution in value to the extent caused by any business interruption, loss of future revenue, cash flows or profits), but excluding any punitive or special damages, and excluding any damages caused by business interruption or loss of future revenue, cash flows or profits or loss of business reputation or opportunity (hereinafter individually a “LOSS” and collectively “LOSSES”) incurred or sustained by the Parent Indemnified Parties, or any of them (including the Surviving Corporation), directly or indirectly, as a result of (i) any breach or inaccuracy of a representation or warranty of the Company contained in this Agreement or in any certificate or other instruments delivered by or on behalf of the Company pursuant to this Agreement; provided, however, that for purposes of determining the amount of any Loss or Losses incurred or sustained as a result of any breach or inaccuracy of any representation or warranty of the Company, all exceptions in such representation or warranty relating to materiality, Company Material Adverse Effect or any similar standard or qualification shall be disregarded, (ii) any failure by the Company to perform or comply with any covenant applicable to it contained in this Agreement, (iii) the amount of any Excess Third Party Expenses, or (iv) the amount of any Dissenting Share Payments; but in the case of indemnification by the Stockholders, in the case of each of them only for his or its Pro Rata Portion of such Losses. The Stockholders shall not have any right of contribution from the Surviving Corporation or Parent with respect to any Loss claimed by a Parent Indemnified Party

7.3  Parent Obligations for Indemnification.  Subject the limitations set forth in this Agreement, if the Merger is consummated, Parent agrees to indemnify and hold the Stockholders (the “STOCKHOLDER INDEMNIFIED PARTIES”) harmless against any Loss or Losses incurred or sustained by the Stockholder Indemnified Parties, or any of them, directly or indirectly as a result of: (i) any breach or inaccuracy of a representation or warranty of Parent or Sub contained in this Agreement or in any certificate or other instruments delivered by or on behalf of Parent or Sub pursuant to this Agreement; provided, however, that for purposes of determining the amount of any Loss or Losses incurred or sustained as a result of any breach or inaccuracy of any representation or warranty of Parent or Sub, all exceptions in such representation or warranty relating to materiality, Parent Material Adverse Effect or any similar standard or qualification shall be disregarded or (ii) any failure by Parent or Sub to perform or comply with any covenant applicable to either of them contained in this Agreement,

7.4  Escrow Arrangements.

(a) Escrow Fund.  Promptly after the Effective Time, Parent shall deposit with the Escrow Agent the Escrow Amount out of the aggregate Cash Consideration otherwise deliverable to the Stockholders pursuant to SECTION 1.7 hereof and shall confirm such deposit with the Escrow Agent. Such deposit of the Escrow Amount shall constitute an escrow fund (the “ESCROW FUND”) to be governed by the terms set forth herein. The Escrow Fund shall be security for the indemnity obligations provided for in SECTION 7.2 hereof. The Escrow Fund shall be available to compensate the Parent Indemnified Parties for any claims by such parties for any Losses suffered or incurred by them and for which they are entitled to recovery under this ARTICLE VII. The Escrow Agent may execute this Agreement following the date hereof and prior to the Closing, and such later execution, if so executed after the date hereof, shall not affect the binding nature of this Agreement as of the date hereof between the other signatories hereto. Interests in the Escrow Fund shall be non-transferable.

(b) Escrow Period; Distribution Upon Termination of Escrow Periods.  Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at

5:00 p.m., New York time on the day following the Survival Date (the “ESCROW PERIOD”); provided, however, that the Escrow Period shall not terminate with respect to any amount which, in the reasonable judgment of Parent, is or may be necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate delivered to the Escrow Agent and the Stockholder Representative prior to the Escrow Period termination date with respect to facts and circumstances existing prior to the Survival Date. As soon as all such claims have been resolved in accordance with SECTION 7.5, the Escrow Agent shall cause transfer of the remaining portion of the Escrow Fund not required to satisfy such claims to the Stockholders. Deliveries of amounts out of the Escrow Fund to the Stockholders pursuant to this SECTION 7.4(b) shall be made in proportion to their respective Pro Rata Portions of the remaining Escrow Fund. With Respect to Escrow payments that are payable to Stockholders designated as “Optionholders” on Exhibit E, the Escrow Agent shall remit to the Surviving Corporation the aggregate amount allocable to such Stockholders. As soon as practicable after the Surviving Corporation’s receipt of any such remittance, Parent shall cause the Surviving Corporation to pay the respective amount to each such designated Stockholder, less any required federal, state, local and foreign Tax withholding amounts, which Parent shall cause to be paid to the applicable taxing authorities and which shall be treated for all other purposes under this Agreement as distributed in respect of the respective shares of Company Capital Stock.

(c) Protection of Escrow Fund.

(i) The Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period and shall hold and dispose of the Escrow Fund only in accordance with the terms of this SECTION 7.4(c).

(ii) The parties hereto agree to provide the Escrow Agent and the Exchange and Paying Agent with a certified tax identification number by signing and returning a Form W-9 (or appropriate Form W-8 in case of non-U.S. persons) to the Escrow Agent and the Exchange and Paying Agent, upon the execution and delivery of this Agreement. The parties understand that, in the event their tax identification numbers are not certified to the Escrow Agent and the Exchange and Paying Agent, the Internal Revenue Code, as amended from time to time, may require withholding of a portion of the proceeds payable hereunder.

7.5  Indemnification Claims.

(a) Basket.  Notwithstanding any provision of this Agreement to the contrary, except as set forth in the second sentence of this SECTION 7.5(a), a Parent Indemnified Party may not recover any Losses under SECTION 7.2 until the aggregate amount of all indemnifiable Losses under all claims of all Parent Indemnified Parties shall be in excess of $3,000,000 (the “BASKET”), at which time, subject to the other limitations set forth in this Agreement, all Losses incurred in excess of $500,000 (the “DEDUCTIBLE”) (including the $2,500,000 difference between the Deductible and the Basket) shall be subject to indemnification hereunder. Notwithstanding the foregoing, subject to the other limitations set forth in this Agreement, a Parent Indemnified Party shall be entitled to recover for, and neither the Deductible nor the Basket shall not apply as a threshold to, any and all claims or payments made with respect to all Losses incurred pursuant to clauses (ii), (iii), and (iv) of SECTION 7.2 hereof.

(b) Parent Indemnified Parties’ Claims for Indemnification.  In order to seek indemnification under SECTION 7.2, Parent shall deliver a Parent Officer’s Certificate to the Stockholder Representative and the Escrow Agent at any time on or before the last day of the Escrow Period. Unless the Stockholder Representative shall have delivered a Stockholder Objection Notice pursuant to SECTION 7.5(d) hereof, the Escrow Agent shall promptly, and in no event later than the thirtieth (30th) day after its receipt of the Officer’s Certificate, deliver to the Parent Indemnified Party from the Escrow Fund an amount equal to the Loss set forth in such Officer’s Certificate. Any payment from the Escrow Fund to Parent Indemnified Parties shall be deemed to have been made pro rata amongst the Stockholders based on the aggregate amounts deposited into the Escrow Fund on each such Stockholder’s behalf. For the purposes hereof, “PARENT OFFICER’S CERTIFICATE” shall mean a certificate signed by any officer of Parent: (1) stating that an Indemnified Party has paid, sustained, incurred, or properly accrued, or reasonably anticipates that it will have to pay, sustain, incur, or accrue Losses, and (2) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, sustained, incurred, or properly accrued, or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related.

(c) Stockholder Indemnified Parties’ Claims for Indemnification.  In order to seek indemnification under SECTION 7.3, the Stockholder Representative shall deliver a Stockholder Representative Certificate to Parent at any time on or before the last day of the Escrow Period. Unless Parent shall have delivered a Parent Objection Notice pursuant to SECTION 7.5(e) hereof, Parent shall promptly, and in no event later than the thirtieth (30th) day after its receipt of the Stockholder Representative Certificate, deliver in accordance with the written instructions of the Stockholder Representative, which instructions shall be conclusively binding upon the Stockholder Indemnified Part(y)(ies) and may be relied upon by Parent, for distribution to the Stockholder Indemnified Part(y)(ies) an amount equal to the Loss set forth in such Stockholder Representative’s Certificate. Any such payment shall be made either by wire transfer or check, as the Stockholder Representative may direct in its written instructions to Parent. For the purposes hereof, “STOCKHOLDER REPRESENTATIVE’S CERTIFICATE” shall mean a certificate signed by the Stockholder Representative: (1) stating that a Stockholder Indemnified Party has paid, sustained, incurred, or properly accrued, or reasonably anticipates that it will have to pay, sustain, incur, or accrue Losses, and (2) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, sustained, incurred, or properly accrued, or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related.

(d) Objections to Parent Indemnified Parties’ Claims for Indemnification.  No such payment shall be made under SECTION 7.5(b) if the Stockholder Representative shall object in a written statement to the claim made in the Parent Officer’s Certificate (a “STOCKHOLDER OBJECTION NOTICE”), and such Stockholder Objection Notice shall have been delivered to Parent and the Escrow Agent prior to the expiration of the thirtieth (30th) day after its receipt of the Parent Officer’s Certificate. If the Stockholder Representative does not to object in writing within such 30-day period, such failure to so object shall be an irrevocable acknowledgment by the Stockholder Representative that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Parent Officer’s Certificate, and payment in respect of such Losses shall thereafter be made in accordance with this SECTION 7.5.

(e) Objections to Stockholder Indemnified Parties’ Claims for Indemnification.  No such payment shall be made under SECTION 7.5(c) if Parent shall object in a written statement to the claim made in the Stockholder Representative’s Certificate (a “PARENT OBJECTION NOTICE”), and such Parent Objection Notice shall have been delivered to the Stockholder Representative prior to the expiration of the thirtieth (30th) day after its receipt of the Stockholder Representative’s Certificate. If Parent does not to object in writing within such 30-day period, such failure to so object shall be an irrevocable acknowledgment by Parent that the Stockholder Indemnified Part(y)(ies) is/are entitled to the full amount of the claim for Losses set forth in such Stockholder Representative’s Certificate, and payment in respect of such Losses shall thereafter be made in accordance with this SECTION 7.5.

(f) Resolution of Conflicts.

(i) In case the Stockholder Representative delivers a Stockholder Objection Notice in accordance with SECTION 7.5(d) or Parent delivers a Parent Objection Notice in accordance with SECTION 7.5(e), the Stockholder Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholder Representative and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, in the case of a Parent Objection Notice, furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and make distributions from the Escrow Fund in accordance with the terms thereof.

(ii) If, after thirty (30) days after delivery of a Stockholder Objection Notice or a Parent Objection Notice, as the case may be, no such agreement can be reached after good faith negotiation, either Parent, on the one hand, or the Stockholder Representative on the other hand, may seek any remedy available to it in law or equity, subject to the terms of this Agreement, including SECTION 9.8 hereof.

(g) Third-Party Claims.

(i) In the event Parent or the Stockholder Representative becomes aware of a third party claim (a “THIRD PARTY Claim”) which the party becoming aware of such Third Party Claim reasonably believes may result in a demand for indemnification pursuant to this ARTICLE VII, such party shall notify the other party of such claim, and in the case of a Third Party Claim of which Parent becomes aware, Parent shall also notify the Escrow Agent.

(ii) If the Third Party Claim may result in a claim against the Escrow Fund, the Stockholder Representative on behalf of the Stockholders, shall be entitled, at its expense, to participate in, but not to determine or conduct, the defense of such Third Party Claim. Parent shall have the right in its sole discretion to conduct the defense of, and to settle, any such claim; provided, however, that except with the consent of the Stockholder Representative, no settlement of any such Third Party Claim with third party claimants shall be determinative of the amount of Losses relating to such matter. In the event that the Stockholder Representative has consented to any such settlement, the Stockholders shall have no power or authority to object to the amount of any Third Party Claim by Parent.

(iii) If the Third Party Claim may result in an obligation of Parent to indemnify the Stockholder Indemnified Parties, Parent shall be entitled, at its expense, to participate in, but not to determine or conduct, the defense of such Third Party Claim. The Stockholder Representative shall have the right in its sole discretion to conduct the defense of, and to settle, any such claim; provided, however, that except with the consent of Parent, no settlement of any such Third Party Claim with third party claimants shall be determinative of the amount of Losses relating to such matter.

(iv) Notwithstanding anything to the contrary in this SECTION 7.5(g), if a Third Party Claim is not reasonably likely to result in Losses in an aggregate amount greater than one hundred fifty percent (150%) the maximum obligation remaining pursuant to this Agreement of either Parent to indemnify the Stockholder Indemnified Parties on the one hand (in the case of indemnification sought from Parent) or the Stockholders to indemnify the Parent Indemnified Parties on the other hand (in the case of indemnification sought from the Stockholders), then the party from whom indemnification is being sought pursuant to this SECTION 7.5 shall have the right in its sole discretion to conduct the defense of, and to settle, any such claim; provided, however, that without the prior written consent of the indemnified party, the indemnifying party shall not agree to any settlement of any such Third Party Claim that does not include a full and unconditional release of the indemnified party.

(h) Escrow Agent’s Duties.

(i) The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein, and as set forth in any additional written escrow instructions which the Escrow Agent may receive after the date of this Agreement that are signed by an officer of Parent and the Stockholder Representative and are not inconsistent with the terms of this Agreement, or, in the reasonable opinion of Escrow Agent, will not result in additional obligations or liabilities to the Escrow Agent, and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent’s duties hereunder are ministerial in nature and shall not be deemed fiduciary. The Escrow Agent shall not be liable for any act done or omitted hereunder as Escrow Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith.

(ii) The Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person, excepting only orders or process of courts of law, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, the Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

(iii) The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder.

(iv) The Escrow Agent shall not be liable for the expiration of any rights under any statute of limitations with respect to this Agreement or any documents deposited with the Escrow Agent.

(v) In performing any duties under this Agreement, the Escrow Agent shall not be liable to any party for damages, losses, or expenses, except for gross negligence or willful misconduct on the part of the Escrow Agent. The Escrow Agent shall not incur any such liability for (A) any act or failure to act made or omitted in good faith, or (B) any action taken or omitted in reliance upon any instrument, including any written statement or affidavit provided for in this Agreement that the Escrow Agent shall in good faith believe to be genuine, nor will the Escrow Agent be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Escrow Agent may consult with legal counsel in connection with performing the Escrow Agent’s duties under this Agreement and shall be fully protected in any act taken, suffered, or permitted by him/her in good faith in accordance with the advice of counsel. The Escrow Agent is not responsible for determining and verifying the authority of any person acting or purporting to act on behalf of any party to this Agreement.

(vi) If any controversy arises between the parties to this Agreement, or with any other party, concerning the subject matter of this Agreement, its terms or conditions, the Escrow Agent will not be required to determine the controversy or to take any action regarding it. The Escrow Agent may hold all documents and the Escrow Fund and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in the Escrow Agent’s discretion, may be required, despite what may be set forth elsewhere in this Agreement. In such event, the Escrow Agent will not be liable for damages. Furthermore, the Escrow Agent may at its option, file an action of interpleader requiring the parties to answer and litigate any claims and rights among themselves. The Escrow Agent is authorized to deposit with the clerk of the court all documents and the Escrow Fund held in escrow, except all costs, expenses, charges and reasonable attorney fees incurred by the Escrow Agent due to the interpleader action (the “AGENT INTERPLEADER EXPENSES”) and which the parties agree to pay as follows: fifty percent (50%) to be paid by Parent and fifty percent (50%) to be paid by the Stockholders on the basis of the Stockholders’ respective Pro Rata Portions; provided, however, that in the event any Stockholder fails to timely pay his or her Pro Rata Portion of the Agent Interpleader Expenses, the parties agree that Parent may at its option pay such Stockholder’s Pro Rata Portion of the Agent Interpleader Expenses and recover an equal amount (which shall be deemed a Loss) from such Stockholder’s Pro Rata Portion of the Escrow Fund. Upon initiating such action, the Escrow Agent shall be fully released and discharged of and from all obligations and liability imposed by the terms of this Agreement.

(vii) The parties and their respective successors and assigns agree jointly and severally to indemnify and hold Escrow Agent harmless against any and all losses, claims, damages, liabilities, and expenses, including reasonable costs of investigation, counsel fees, including allocated costs of in-house counsel and disbursements that may be imposed on Escrow Agent or incurred by Escrow Agent in connection with the performance of his/her duties under this Agreement, including but not limited to any litigation arising from this Agreement or involving its subject matter, other than those arising out of the gross negligence or willful misconduct of the Escrow Agent (the “AGENT INDEMNIFICATION EXPENSES”) as follows: fifty percent (50%) to be paid by Parent and fifty percent (50%) to be paid by the Stockholders on the basis of the Stockholders’ Pro Rata Portions directly from the Escrow Fund; provided, however, that in the event the Stockholders’ portion of the Agent Indemnification Expenses cannot be satisfied from the Escrow Fund in full, the parties agree that Parent shall pay the shortfall of such Stockholders’ portion of the Agent Indemnification Expenses, and shall be entitled to recover such amount from each Stockholder equal to such Stockholder’s Pro Rata Portion of such amount without regard to any caps or other limits herein.

(viii) The Escrow Agent may resign at any time upon giving at least thirty (30) days written notice to the Parent and the Stockholder Representative; provided, however, that no such resignation shall become effective until the appointment of a successor escrow agent, which shall be accomplished as follows: Parent and the

Stockholder Representative shall use their best efforts to mutually agree on a successor escrow agent within thirty (30) days after receiving such notice. If the parties fail to agree upon a successor escrow agent within such time, the Escrow Agent shall have the right to appoint a successor escrow agent authorized to do business in the State of New York or appeal to a court of competent jurisdiction to appoint a successor escrow agent and shall remain the escrow agent until such order is received. The successor escrow agent shall execute and deliver an instrument accepting such appointment and it shall, without further acts, be vested with all the estates, properties, rights, powers, and duties of the predecessor escrow agent as if originally named as escrow agent. Upon appointment of a successor escrow agent, the Escrow Agent shall be discharged from any further duties and liability under this Agreement.

(ix) The Escrow Agent is hereby authorized, in making or disposing of any investment permitted by this Agreement, or in carrying out any sale of the Escrow Fund permitted by this Agreement, to deal with itself (in its individual capacity) or with any one or more of its affiliates, whether it or such affiliate is acting as a subagent of the Escrow Agent or for any third person or dealing as principal for its own account.

(x) Notwithstanding anything to the contrary, any provision seeking to limit the liability of the Escrow Agent shall not be applicable in the event such liability arises from the gross negligence or willful misconduct of the Escrow Agent.

(xi) Notwithstanding any term appearing in this Agreement to the contrary, in no instance shall the Escrow Agent be required or obligated to distribute any of the Escrow Fund (or take other action that may be called for hereunder to be taken by the Escrow Agent) sooner than two (2) Business Days after (i) it has received the applicable documents required under this Agreement in good form, or (ii) passage of the applicable time period (or both, as applicable under the terms of this Agreement), as the case may be.

(i) Fees.  All fees (including attorney’s fees) of the Escrow Agent for performance of its duties hereunder shall be paid by Parent in accordance with the standard fee schedule of the Escrow Agent previously delivered to Parent. It is understood that the fees and usual charges agreed upon for services of the Escrow Agent shall be considered compensation for ordinary services as contemplated by this Agreement. In the event that the conditions of this Agreement are not promptly fulfilled, or if the Escrow Agent renders any service not provided for in this Agreement but that has been requested by an officer of Parent, or if the parties request a substantial modification of the terms of the Agreement, or if any controversy arises, or if the Escrow Agent is made a party to, or intervenes in, any litigation pertaining to the Escrow Fund or its subject matter, the Escrow Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs, attorney’s fees, including allocated costs of in-house counsel, and expenses occasioned by such default, delay, controversy or litigation.

(j) Successor Escrow Agents.  Any corporation or other entity into which the Escrow Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, conversion or consolidation to which the Escrow Agent in its individual capacity shall be a party, or any corporation or other entity to which substantially all the corporate trust business of the Escrow Agent in its individual capacity may be transferred, shall be the Escrow Agent under this Escrow Agreement without further act.

(k) Investment of Escrow Fund.

(i) If the Escrow Agent shall have received specific written investment instruction from Parent and Company (which shall include instruction as to term to maturity, if applicable), on a timely basis, the Escrow Agent shall invest the Escrow Fund in Eligible Investments, pursuant to and as directed in such instruction.

(ii) “Eligible Investments” shall mean (i) obligations issued or guaranteed by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof); (ii) obligations (including certificates of deposit and banker’s acceptances) of any domestic commercial bank having capital and surplus in excess of $500,000,000; (iii) repurchase obligations for underlying securities of the type described in clause (i); (iv) investment in the Escrow Agent’s “Insured Money Market Account” (“IMMA”). If otherwise qualified, obligations of the Escrow Agent or any of its affiliates shall qualify as Eligible Investments. Notwithstanding the foregoing, Eligible Investments shall be limited to those instruments readily obtainable and routinely offered by the Escrow Agent’s Corporate Trust Services.

(iii) Escrow Agent Not Responsible For Investment Decisions.  Absent its timely receipt of such specific written investment instruction from Parent and Company, the Escrow Agent shall have no obligation or duty to invest (or otherwise pay interest on) the Escrow Fund; provided, however, that in the event the Escrow Agent shall not have received such written investment instruction, the Escrow Agent shall be authorized to invest any of the Escrow Fund in the Escrow Agent’s IMMA until such investment instruction is received. All earnings received from the investment of the Escrow Fund shall be credited to, and shall become a part of, the Escrow Fund (and any losses on such investments shall be debited to the Escrow Account). The Escrow Agent shall have no liability for any investment losses, including without limitation any market loss on any investment liquidated prior to maturity in order to make a payment required hereunder.

(iv) Transaction Confirmations.  The parties hereto acknowledge that, to the extent regulations of the Comptroller of the Currency, or other applicable regulatory entity, grant the parties the right to receive individual confirmations of security transactions at no additional cost, as they occur, the parties specifically waive receipt of such confirmations to the extent permitted by law. The Escrow Agent will furnish the parties hereto with periodic cash transaction statements that include detail for all investment transactions made by the Escrow Agent hereunder.

(v) Tax Reporting.  The Interested Parties agree that, for tax reporting purposes, Parent shall be treated as the owner of the Escrow Fund, in accordance with former Proposed Treasury Regulations Section 1.468B-8 for federal and state tax purposes while it is held by the Escrow Agent, and until such time, if ever, as it is determined that the funds are payable to Company, the Escrow Agent will report the interest or other income (the “ESCROW INCOME”) as earned by Parent; and the Escrow Agent shall, for each calendar year (or portion thereof) for which the Escrow Fund is so held will so report the interest earned on the Escrow Fund on Internal Revenue Service Form 1099 and corresponding state income tax forms in accordance with applicable law and regulations.

7.6  Stockholder Representative.

(a) By virtue of the approval of the Merger and this Agreement by the Sufficient Stockholder Vote, each of the Stockholders shall be deemed to have agreed to appoint Stata Venture Partners, LLC as its agent and attorney-in-fact (such appointment being coupled with an interest and irrevocable), as the Stockholder Representative for and on behalf of the Stockholders to give and receive notices and communications, to authorize payment to any Indemnified Party from the Escrow Fund in satisfaction of claims by any Indemnified Party, to object to or refrain from objecting to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any Indemnified Party against any Stockholder or by any such Stockholder against any Indemnified Party or any dispute between any Indemnified Party and any such Stockholder, in each case relating to this Agreement, the Escrow Agreement, or the transactions contemplated hereby or thereby, to withhold and expend the Stockholder Representative Fund, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement or the Escrow Agreement. Such agency may be changed by the Stockholders from time to time upon not less than thirty (30) days prior written notice to Parent; provided, however, that the Stockholder Representative may not be removed unless holders of a two-thirds interest of the Escrow Fund agree to such removal and to the identity of the substituted agent. A vacancy in the position of Stockholder Representative may be filled by the holders of a majority in interest of the Escrow Fund. No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall not receive any compensation for its services. Notices or communications to or from the Stockholder Representative shall constitute notice to or from the Stockholders.

(b) The Stockholder Representative shall not be liable for any act done or omitted hereunder as Stockholder Representative except to the extent of the Stockholder Representative’s own bad faith. The

Stockholders shall jointly and severally indemnify the Stockholder Representative and hold the Stockholder Representative harmless against any loss, liability or expense incurred without bad faith on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of the Stockholder Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel, accountants, and/or other advisers retained by the Stockholder Representative (“STOCKHOLDER REPRESENTATIVE EXPENSES”) and without limiting his rights to such indemnification, or the assets of the Stockholders to which recourse may be had in respect of such indemnification, the Stockholder Representative shall be entitled to reimbursement of all Stockholder Representative Expenses from the Escrow Fund, if, when, and to the extent otherwise deliverable to the Stockholders. The Stockholder Representative, in its capacity as the Stockholder Representative, shall have no liability for any claims for indemnification, compensation, or reimbursement under this Agreement or the Escrow Agreement. A decision, act, consent or instruction of the Stockholder Representative, including but not limited to an amendment, extension or waiver of this Agreement, shall constitute a decision of the Stockholders and shall be final, binding and conclusive upon the Stockholders; and the Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of the Stockholders.

7.7  Limitations on Liability.  Notwithstanding any other provision of this Agreement to the contrary:

(a) Except as set forth in SECTION 7.7(c) and SECTION 7.7(c) hereof, the maximum amount a Parent Indemnified Party may recover from a Stockholder individually pursuant to the indemnity set forth in SECTION 7.2 hereof for Losses shall be limited to the amounts held in the Escrow Fund with respect to such Stockholder.

(b) Except as set forth in SECTION 7.7(c) and SECTION 7.7(c) hereof, the maximum amount, in the aggregate, the Stockholder Indemnified Parties may recover from Parent and Sub pursuant to the indemnity set forth in SECTION 7.2 hereof shall be limited to an amount equal to $30 million; provided, however, that the limitations set forth in this SECTION 7.7(b) shall not apply to any failure by Parent or Sub to perform or comply with the covenants set forth in SECTION 5.14 or the obligation of Parent to deliver the Merger Consideration.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall limit the liability of any person for indemnification hereunder in respect of Losses arising out of any actual fraud on the part of such person, but the loss of such limitations of liability shall apply only to the party who committed actual fraud and not to any other person.

(d) Subject to SECTION 7.7(c) hereof, the provisions of this ARTICLE VII and of SECTION 9.7 hereof are the sole and exclusive basis for the assertion of claims against, or the imposition of liability on, the Stockholders in connection with this Agreement, any other agreement or instrument executed or delivered pursuant to or in connection with this Agreement, or the Merger or other transactions contemplated hereby or thereby, whether based on contract, tort, statute, regulation, or otherwise. The Parent Indemnified Parties irrevocably waive and relinquish, and agree not to assert or pursue, any claim not based on the provisions of this ARTICLE VII or SECTION 9.7.

7.8  Adjustments to Merger Consideration.  All indemnification payments made pursuant to this Agreement will be and be treated by all persons for all purposes as adjustments to the Merger Consideration.

7.9  No Indemnification Without Closing.  In the event the Merger does not close: (i) nothing herein shall limit the liability of either party for any breach or inaccuracy of any representation, warranty or covenant contained in this Agreement or any Related Agreement, (ii) the provisions of this ARTICLE VII other than this SECTION 7.9 shall not apply and shall be of no further force or effect and (iii) the parties shall be entitled to seek any remedy available to such party in law or at equity for any such breach or inaccuracy.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1  Termination.  Except as provided in SECTION 8.1 hereof, this Agreement may be terminated and the Merger abandoned at any time prior to the Closing:

(a) by unanimous agreement of the Company and Parent;

(b) by Parent or the Company if the Closing Date shall not have occurred by the date that is six months from the date of this Agreement;

(c) by Parent or the Company if: (i) there shall be a final non-appealable order of a federal or state court in effect preventing consummation of the Merger, or (ii) there shall be any Law enacted, promulgated or issued or deemed applicable to the Closing by any Governmental Entity that would make consummation of the Closing illegal;

(d) by Parent if there shall be any action taken, or any Law enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity, that would prohibit Parent’s ownership or operation of the business of the Company;

(e) by Parent if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of the Company or the Stockholders contained in this Agreement such that the conditions set forth in SECTION 6.2(a) hereof would not be satisfied and such breach has not been cured within ten (10) calendar days after written notice thereof to the Company and the Stockholder Representative; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured; or

(f) by the Company if none of the Company or the Stockholders is in material breach of their respective obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of Parent contained in this Agreement such that the conditions set forth in SECTION 6.3(a) hereof would not be satisfied and such breach has not been cured within ten (10) calendar days after written notice thereof to Parent; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured.

8.2  Effect of Termination.  In the event of termination of this Agreement as provided in SECTION 8.1 hereof, this Agreement shall forthwith cease to be effective and there shall be no liability or obligation on the part of Parent, the Company or the Stockholders, or their respective officers, directors or stockholders, if applicable; provided, however, that each party hereto shall remain liable for any breaches of this Agreement prior to its termination; and provided further, however, that, the provisions of SECTIONS 5.3, 5.4 and 5.5 hereof, ARTICLE VII and ARTICLE IX and hereof and this SECTION 8.2 shall remain in full force and effect and survive any termination of this Agreement.

8.3  Reimbursement of Company Expenses.  In the event this Agreement is terminated pursuant to SECTION 8.1 hereof and the Company has not committed any actual fraud in connection with this Agreement or the transactions contemplated hereby or intentionally breached any of its covenants set forth in this Agreement and the Related Agreements, Parent, shall promptly reimburse the Company for up to $1,000,000 of documented out-of-pocket costs and expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby.

8.4  Amendment.  This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of the party against whom enforcement is sought. For purposes of this SECTION 8.4, the Stockholders agree that any amendment of this Agreement signed by the Stockholder Representative shall be binding upon and effective against the Stockholders whether or not they have signed such amendment.

8.5  Extension; Waiver.  At any time prior to the Closing, Parent, on the one hand, and the Company and the Stockholder Representative, on the other hand, each in its sole discretion, may, to the extent legally allowed, but shall not be required to, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. For purposes of this SECTION 8.5, the Stockholders agree that any extension or waiver signed by the Stockholder Representative shall be binding upon and effective against all Stockholders whether or not they have signed such extension or waiver.

ARTICLE IX

GENERAL PROVISIONS

9.1  NOTICES.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission, and followed up with a confirming copy by another of the foregoing methods) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that notices will not be deemed given until received:

(a) if to Parent or Sub, to:

Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803
Attention: Senior Vice President Corporate Development
Facsimile No.: (781) 565-5001

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
Attention: Robert Sanchez, Esq.
Facsimile No.: (650) 493-6811

and to:

Wilson Sonsini Goodrich & Rosati
1700 K Street, NW, 5th Floor
Washington, DC 20006
Attention: Robert Sanchez, Esq.
Facsimile No.: (202) 993-8899

(b) if to the Company, to:

Voice Signal Technologies, Inc.
150 Presidential Way, Suite 310
Woburn, MA 01801
Attention: Damon Pender
Vice President of Finance
Facsimile: (781) 970-5300

with a copy (which will not constitute notice) sent at the
same time and by the same means to:

Bingham McCutchen LLP
150 Federal Street
Boston, MA 02110
Attention: Brian Keeler, Esq.
Facsimile No.: (617) 951-8736

(c) if to the Stockholder Representative, to:

Stata Venture Partners, LLC
197 First Avenue
Needham, MA 02494

Facsimile No.: (508) 785-2318
Attention: Lee Barbieri, Managing Partner

with a copy (which will not constitute notice) sent
at the same time and by the same means to:

Bingham McCutchen LLP
150 Federal Street
Boston, MA 02110
Attention: Brian Keeler, Esq.
Facsimile No.: (617) 951-8736

(d) if to the Escrow Agent, to:

U.S. Bank National Association
Corporate Trust Services
225 Asylum Street, 23rd Floor
Hartford, CT 06103

Attention: Arthur Blakeslee
Facsimile No.: (860) 241-6881

9.2  Interpretation.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.3  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

9.4  Entire Agreement; Assignment.  This Agreement, the Exhibits hereto, the Disclosure Schedule, the Related Agreements and the documents and instruments and other agreements among the parties hereto referenced herein: (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, including, without limitation, that certain Letter Agreement by and among the Parent and the Company dated as of April 4, 2007, (ii) are not intended to confer upon any other person any rights or remedies hereunder, except that the Stockholders are intended third party beneficiaries of this Agreement, entitled, only if the Merger closes, to enforce this Agreement, the holders of Company Unvested Options are intended third party beneficiaries of Section 1.7, entitled, only if the Merger closes to enforce their rights under such Section 1.7, and the persons entitled to indemnification and insurance pursuant to SECTION 5.14 are intended beneficiaries of that section, entitled, only if the Merger closes, to enforce their rights under such SECTION 5.14, (iii) shall not be assigned by operation of law (except pursuant to the laws of descent and distribution) or otherwise, except that Parent may assign its rights and delegate its obligations hereunder to its affiliates as long as Parent remains jointly and severally liable together with the assignee/delegee for all of Parent’s obligations hereunder.

9.5  Outside Information.  In entering into this Agreement, each of the parties is relying only on the representations, warranties, covenants, and other provisions expressly set forth in this Agreement, and not on any other representations, warranties, agreements, covenants, promises, projections (financial or otherwise), statements, or information not set forth of this Agreement (“OUTSIDE INFORMATION”), including without limitation any Outside Information obtained in the course of “due diligence” or from any investigation, presentation, “data room,” memorandum, negotiation, or discussion or otherwise; and no claim may be asserted, nor shall any party have any rights or obligations, in respect of any Outside Information.

9.6  Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.7  Other Remedies; Specific Performance.  Each of the remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy herein expressly conferred upon such party and the exercise by a party of any one such remedy will not preclude the exercise of any other such remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, subject to any limitations imposed pursuant to the terms of this Agreement.

9.8  Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the Commonwealth of Massachusetts, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within Suffolk County, Commonwealth of Massachusetts, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the Laws of the Commonwealth of Massachusetts for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

9.9  Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefor, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.10  Role of Bingham McCutchen LLP.  Each of the parties hereby (i) acknowledges that attorneys with the firm of Bingham McCutchen LLP have acted as legal counsel for the Stockholders in connection with this Agreement and the transactions contemplated hereby; and (ii) further acknowledges and agrees that Bingham McCutchen LLP and its attorneys may continue to provide legal counsel and representation to the Stockholders Representative, the Stockholders, or any of them, after the Closing, including in connection with claims for indemnification and any related litigation or other proceedings and any other matters arising under or in connection with this Agreement and the transactions contemplated hereby, (regardless of whether the Company or the Surviving Corporation is an adverse party); and (iii) hereby irrevocably waives, relinquishes, and agrees not to assert any rights to object to or to prevent Bingham McCutchen LLP or its attorneys from representing the Stockholders’ Representative, the Stockholders, or any of them, after the Closing.

Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

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IN WITNESS WHEREOF, Parent, Sub, the Company, the Stockholder Representative and the Escrow Agent have caused this Agreement to be signed, all as of the date first written above.

NUANCE COMMUNICATIONS, INC.

By:	/s/ Paul A. Ricci
Name: Paul A. Ricci

Title:	Chairman and Chief Executive Officer

VOICE SIGNAL TECHNOLOGIES, INC.

By:	/s/ Richard J. Geruson
Name: Richard J. Geruson

Title:	Chief Executive Officer

VICKSBURG ACQUISITION CORPORATION

By:	/s/ Paul Ricci
Name: Paul Ricci

Title:	Chairman and Chief Executive Officer

STOCKHOLDER REPRESENTATIVE

STATA VENTURE PARTNERS, LLC

By: Stata Venture Manager, Inc., its Manager

By:	/s/ Leonard G. Barbieri
Name: Leonard G. Barbieri

Title:	President

U.S. BANK NATIONAL
ASSOCIATION, AS ESCROW AGENT,

By:	/s/ Arthur L. Blakeslee
Name: Arthur L. Blakeslee

Title:	Vice President

ANNEX B

§ 262. Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX C

FORM OF
VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of May 14, 2007, by and among Nuance Communications, Inc., a Delaware corporation (“Parent”), Voice Signal Technologies, Inc., a Delaware corporation (the “Company”), and          , the undersigned stockholder of the Company (“Stockholder”).

RECITALS

A. Concurrently with the execution of this Agreement, Parent, Vicksburg Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Sub”), the Company and certain other parties have entered into an Agreement and Plan of Merger, dated as of May 14, 2007 (the “Merger Agreement”), which provides for the statutory merger of Sub with and into the Company (the “Merger”).

B. Pursuant to the Merger, all of the issued and outstanding shares of capital stock of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement.

C. Stockholder “beneficially owns” (as defined below) the number of outstanding shares of capital stock of the Company and other securities convertible into, or exercisable or exchangeable for, shares of capital stock of the Company, all as set forth on the signature page of this Agreement.

D. In order to induce Parent to execute the Merger Agreement, Stockholder desires to restrict the transfer or disposition of any of the Shares (as defined below), or any other shares of capital stock of the Company over which Stockholder has voting power, and desires to vote the Shares and any other such shares of capital stock of the Company over which Stockholder has voting power so as to facilitate the consummation of the Merger. The execution and delivery of this Agreement and of the attached form of proxy is a material condition to Parent’s willingness to enter into the Merger Agreement.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1. Certain Definitions.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

(a) A Person shall be deemed to “Beneficially Own” a security if such Person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to Article VIII thereof and (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

(c) “Person” shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

(d) “Shares” shall mean: (i) all equity securities of the Company (including all shares of Company Capital Stock and all options, warrants, convertible promissory notes and other rights to acquire shares of Company Capital Stock) Beneficially Owned by Stockholder as of the date of this Agreement; and (ii) all additional equity securities of the Company (including all additional shares of Company Capital Stock and all additional options, warrants, convertible promissory notes and other rights to acquire shares of Company Capital Stock) of which Stockholder acquires Beneficial Ownership during the period from the date of this Agreement through the Expiration Date.

(e) A Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or otherwise disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or other disposition of such security or any interest therein. Notwithstanding the foregoing, “Transfer” shall not include any transfer to a family member, a trust for the benefit of a family member, a charitable trust or a charity if the transferee agrees in writing to be bound by the terms of this Agreement.

2. No Transfer of Shares to be Bound by this Agreement.  Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder shall not cause or permit any Transfer of any Shares bound by this Agreement.

3. Transfer of Voting Rights.  Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder shall not deposit (or permit the deposit of) any Shares in a voting trust or, except for the Proxy (as defined below), grant any proxy or, except for this Agreement, enter into any voting agreement or similar agreement in contravention of the obligations of Stockholder under this Agreement with respect to any of the Shares.

4. Agreement to Vote Shares.  Until the Expiration Date, at every meeting of stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of the Company with respect to any of the following, Stockholder shall vote, to the extent not voted by the Person(s) appointed under the Proxy, the outstanding shares of Company Capital Stock in respect of which the Stockholder has acquired Beneficial Ownership at such times or cause such shares to be voted:

(a) in favor of approval of the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof, which approval shall constitute approval of (i) the indemnification obligations of the stockholders of the Company set forth in Article VII of the Merger Agreement and (ii) the appointment of Stata Venture Partners, LLC as Stockholder Representative under, and as defined in, the Merger Agreement;

(b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the Merger Agreement;

(c) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (i) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company with any party, (ii) any sale, lease or transfer of any significant part of the assets of the Company, (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company, (iv) any material change in the capitalization of the Company or the Company’s corporate structure, or (v) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and

(d) in favor of waiving any notice that may have been or may be required as a result of or relating to the Merger and the transactions contemplated by the Merger Agreement.

Prior to the Expiration Date, Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with this Section 4. Stockholder further covenants and agrees to take, or cause to be taken, any additional actions reasonably necessary to carry out the intent of this Section 4.

5. Public Disclosure.  Stockholder shall not issue any statement or communication to any third party regarding the subject matter of the Merger Agreement or the transactions contemplated thereby, including, if applicable, the termination of the Merger Agreement and the reasons therefor, without the consent of Parent.

6. Irrevocable Proxy.  Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Parent an irrevocable proxy in the form attached hereto as Exhibit 1 (the “Proxy”), which shall be irrevocable to the fullest extent permitted by applicable law, with respect to the Shares.

7. Appointment of Stockholder Representative.  Stockholder agrees to appoint Stata Venture Partners, LLC as agent and attorney-in-fact for and on behalf of Stockholder for purposes of Articles I, V, VII and VIII of the Merger Agreement. Stockholder further agrees that any decision, act, consent or instruction of the Stockholder Representative, including, without limitation, any agreement by the Stockholder Representative for and on behalf of the stockholders of the Company to any amendments, modifications and waivers of any term, condition or other agreement set forth in the Merger Agreement, shall constitute a decision of Stockholder for all purposes of and under the Merger Agreement, and that such decision, act, consent or instruction shall be final, binding and conclusive upon Stockholder as if made by the Stockholder.

8. Representations, Warranties and Covenants of Stockholder.  Except as otherwise disclosed in the Merger Agreement, Stockholder represents, warrants and covenants to Parent as follows:

(a) Stockholder is the Beneficial Owner of the shares of Company Capital Stock and the options and warrants to purchase shares of Company Capital Stock indicated on the signature page of this Agreement.

(b) Stockholder does not Beneficially Own any shares or rights to acquire shares of capital stock of the Company (including without limitation promissory notes that are convertible into shares of Company Capital Stock) other than the shares of Company Capital Stock and the options and warrants to purchase shares of Company Capital Stock indicated on the signature page of this Agreement.

(c) Stockholder has the full power to vote or direct the voting of the Shares for and on behalf of all beneficial owners of the Shares.

(d) As of the Effective Time, the Shares will be, free and clear (by waiver or otherwise) of any rights of first refusal, co-sale rights, security interests, liens, pledges, claims, options, charges or other encumbrances.

(e) Stockholder has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

This Agreement and the Proxy constitute legal, valid and binding obligations of the Stockholder enforceable in accordance with their respective terms.

9. Consents and Waivers.  Stockholder hereby covenants and agrees to give any consents or waivers (including waivers of preemptive rights, rights of first refusal, co-sale rights and stock option or restricted stock vesting rights) that are reasonably required for the consummation of the Merger under the terms of any agreement to which Stockholder is a party or pursuant to any rights Stockholder may have.

10. Termination.  This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

11. Legending of Shares.  If so requested by Parent, Stockholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. Subject to the terms of Section 2 hereof, Stockholder agrees that Stockholder will not Transfer the Shares without first having the aforementioned legend affixed to the certificates representing the Shares.

12. Miscellaneous.

(a) Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(b) Binding Effect and Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without the prior written consent of the other parties.

(c) Amendments and Modification.  This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

(d) Waiver.  No failure on the part of Parent to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(e) Specific Performance; Injunctive Relief.  The parties acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

(f) Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that notices sent by mail will not be deemed given until received:

If to Parent:	Nuance Communications, Inc. 1 Wayside Road Burlington, MA 01803 Attention: General Counsel Facsimile No.: (781) 565-5001

With a copy to:	Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Attention: Robert Sanchez, Esq. Facsimile No.: (650) 493-6811

If to Stockholder or to the Company:	To the address for notice set forth on the signature page hereof.

With a copy to Company Counsel:	Bingham McCutchen LLP 150 Federal Street Boston, MA 02110 Attention: Julio E. Vega, Esq. Facsimile No.: (617) 951-8736

(g) Governing Law.  This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(h) Attorneys’ Fees and Expenses.  If any action or other proceeding relating to the enforcement of any provision of this Agreement is brought by either party, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

(i) Entire Agreement.  This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

(j) Counterparts.  This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

(k) Effect of Headings.  The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first above written.

NUANCE COMMUNICATIONS, INC.	STOCKHOLDER:

If an individual:

By:
Name:	Signature
Title:
Print Name

If an entity:
Print Name:

By:
Name:
Title:

VOICE SIGNAL TECHNOLOGIES, INC.	Address:

By:
Name:
Title:

Company Capital Stock

Common Stock:

Preferred Stock (specify series):

Options to Purchase Common Stock:

Warrants to Purchase Company Capital Stock:

EXHIBIT 1

IRREVOCABLE PROXY

The undersigned stockholder (“Stockholder”) of Vicksburg, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints each of Richard Palmer and James Arnold of Nuance Communications, Inc., a Delaware corporation (“Parent”), as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the outstanding shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned and any and all other shares of or Securities of the Company issued or issuable after the date hereof (collectively, the “Shares”), in accordance with the terms of this Proxy. The Shares beneficially owned by the Stockholder as of the date of this Proxy are listed on the final page of this Proxy, along with the number(s) of the stock certificate(s) which represent such Shares. Upon the Stockholder’s execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and Stockholder agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Voting Agreement dated as of May 14, 2007 by and among Parent, the Company and Stockholder (the “Voting Agreement”), and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger dated as of May 14, 2007 (the “Merger Agreement”), by and among Parent, Vicksburg Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Sub”), the Company and certain other parties. The Merger Agreement provides for the statutory merger of Sub with and into the Company in accordance with its terms (the “Merger”), and Stockholder is receiving a portion of the proceeds of the Merger. As used in this Proxy, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to Article VIII thereof and (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by Stockholder, at any time prior to the Expiration Date, to act as Stockholder’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting:

(i) in favor of approval of the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof, which approval shall constitute approval of (i) the indemnification obligations of the stockholders of the Company set forth in Article VII of the Merger Agreement and (ii) the appointment of Stata Venture Partners, LLC as Stockholder Representative under, and as defined in, the Merger Agreement;

(ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the Merger Agreement;

(iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company with any party, (B) any sale, lease or transfer of any significant part of the assets of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company, (D) any material change in the capitalization of the Company or the Company’s corporate structure, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and

(iv) in favor of waiving any notice that may have been or may be required as a result of or relating to the Merger and the transactions contemplated by the Merger Agreement.

The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided in clauses (i), (ii), (iii) or (iv) above. Stockholder may vote the Shares on all other matters.

Any obligation of Stockholder hereunder shall be binding upon the successors and assigns of Stockholder.
[remainder of page intentionally left blank]

This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: May 14, 2007	STOCKHOLDER:

If an individual:

Signature

Print Name

If an entity:

Print Name:

By:
Name:
Title:

Company Capital Stock

Common Stock:

Preferred Stock (specify series):

Options to Purchase Common Stock:

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Officers and Directors

Section 145(a) of the General Corporation Law of the State of Delaware (“Delaware Corporation Law”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, subject to certain additional limitations.

Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Article XI of the Restated Certificate of Incorporation, as amended, of the Registrant authorizes the Registrant, subject to certain limited exceptions, to indemnify its directors and officers to the fullest extent permitted by the Delaware Corporation Law. Article II, Section 6 of the Amended and Restated Bylaws of the Registrant, however, require the Registrant to indemnify its directors and officers to the fullest extent permitted by the Delaware Corporation Law. The directors and officers of the Registrant are insured under policies of insurance maintained by the Registrant, subject to the limits of the policies, against certain losses arising from any claims made against them by reason of being or having been such directors or officers. In addition, the Registrant has entered into contracts with certain of its directors providing for indemnification of such persons by the Registrant to the full extent authorized or permitted by law, subject to certain limited exceptions.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

EXHIBIT INDEX

		Incorporated by Reference
Exhibit					Filing	Filed
Number	Exhibit Description	Form	File No.	Exhibit	Date	Herewith

2.1	Agreement and Plan of Merger, by and among the Registrant, Voice Signal Technologies, Inc., Vicksburg Acquisition Corporation and Stata Venture Partners, LLC (included as Annex A to the information statement/prospectus contained in this Registration Statement).					X
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	10-Q	0-27038	3.2	5/11/2001
3.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant.	10-Q	0-27038	3.1	8/9/2004
3.3	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant, as amended.	S-3	333-142182	3.3	4/18/2007
3.4	Certificate of Ownership and Merger.	8-K	0-27038	3.1	10/19/2005
3.5	Amended and Restated Bylaws of the Registrant.	10-K	0-27038	3.2	3/15/2004
4.1	Specimen Common Stock Certificate.	8-A	0-27038	4.1	12/6/1995
4.2	Common Stock Purchase Warrant	S-4	333-70603	Annex A	1/14/1999
4.3	Securities Purchase Agreement, dated March 19, 2004, by and among Xerox Imaging Systems, Inc., Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., Warburg Pincus Netherlands Private Equity VIII II C.V., Warburg Pincus Germany Private Equity VIII K.G., and the Registrant.	10-Q	0-27038	4.1	5/10/2004
4.4	Stockholders Agreement, dated March 19, 2004, by and between the Registrant and Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., Warburg Pincus Netherlands Private Equity VIII II C.V., and Warburg Pincus Germany Private Equity VIII K.G.	10-Q	0-27038	4.2	5/10/2004
4.5	Common Stock Purchase Warrants, dated March 15, 2004, issued to Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., Warburg Pincus Netherlands Private Equity VIII II C.V., and Warburg Pincus Germany Private Equity VIII K.G.	10-Q	0-27038	4.3	5/10/2004

		Incorporated by Reference
Exhibit					Filing	Filed
Number	Exhibit Description	Form	File No.	Exhibit	Date	Herewith

4.6	Stock Purchase Agreement, dated as of May 5, 2005, by and between the Registrant and Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., Warburg Pincus Netherlands Private Equity VIII II C.V., and Warburg Pincus Germany Private Equity VIII K.G.	S-4/A	333-125496	Annex F	8/1/2005
4.7	Amended and Restated Stockholders Agreement, dated May 5, 2005, by and between the Registrant and Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., Warburg Pincus Netherlands Private Equity VIII II C.V., and Warburg Pincus Germany Private Equity VIII K.G.	S-4/A	333-125496	Annex G	8/1/2005
4.8	Common Stock Purchase Warrants, dated May 9, 2005, issued to Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., and Warburg Pincus Germany Private Equity VIII K.G.	S-4	333-125496	4.11	6/3/2005
4.9	Securities Purchase Agreement, dated as of May 5, 2005, by and between the Registrant and Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII C.V. I. and Warburg Pincus Germany Private Equity VIII K.G.	10-Q	0-27038	4.2	8/9/2005
5.1	Legal Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.					X
10.1	Form of Indemnification Agreement.	S-8	333-108767	10.1	9/12/2003
10.2	Stand Alone Stock Option Agreement Number 1, dated as of August 21, 2000, by and between the Registrant and Paul A. Ricci.*	S-8	333-49656	4.3	11/9/2000
10.3	Gold Disk Bundling Agreement, dated as of September 30, 1999, as amended by Amendment Number 1, dated as of January 1, 2000, between the Registrant and Xerox Corporation.	10-K/A	0-27038	10.15	8/8/2001
10.4	Caere Corporation 1992 Non-Employee Directors’ Stock Option Plan.*	S-8	333-33464	10.4	3/29/2000
10.5	1993 Incentive Stock Option Plan, as amended.*	S-1	33-100647	10.17	10/21/2002
10.6	1995 Employee Stock Purchase Plan, as amended and restated on April 27, 2000.*	14A	0-27038	Annex D	4/13/2004
10.7	Amended and Restated 1995 Directors’ Stock Option Plan, as amended.*	14A	0-27038	10.2	3/17/2005
10.8	1997 Employee Stock Option Plan, as amended.*	S-1	33-100647	10.19	10/21/2002
10.9	1998 Stock Option Plan.*	S-8	333-74343	99.1	3/12/1999

		Incorporated by Reference
Exhibit					Filing	Filed
Number	Exhibit Description	Form	File No.	Exhibit	Date	Herewith

10.10	Amended and Restated 2000 Stock Option Plan.*	14A	0-27038	10.1	3/17/2005
10.11	2000 NonStatutory Stock Option Plan, as amended.*	S-8	333-108767	4.1	9/12/2003
10.12	ScanSoft 2003 Stock Plan.*	S-8	333-108767	4.3	9/12/2003
10.13	Nuance Communications, Inc. 2001 Nonstatutory Stock Option Plan.*	S-8	333-128396	4.1	9/16/2005
10.14	Nuance Communications, Inc. 2000 Stock Plan.*	S-8	333-128396	4.2	9/16/2005
10.15	Nuance Communications 1998 Stock Plan.*	S-8	333-128396	4.3	9/16/2005
10.16	Nuance Communications 1994 Flexible Stock Incentive Plan.*	S-8	333-128396	4.4	9/16/2005
10.17	Form of Restricted Stock Purchase Agreement.*	10-K/A	0-27038	10.17	12/15/2006
10.18	Form of Restricted Stock Unit Purchase Agreement.*	10-K/A	0-27038	10.18	12/15/2006
10.19	Form of Stock Option Agreement.*	10-K/A	0-27038	10.19	12/15/2006
10.20	2005 Severance Benefit Plan for Executive Officers.*	10-Q	0-27038	10.1	5/10/2005
10.21	Officer Short-term Disability Plan.*	10-Q	0-27038	10.2	5/10/2005
10.22	Technology Transfer and License Agreement, dated as of January 30, 2003, between Koninklijke Philips Electronics N.V. and the Registrant.	S-1/A	33-100647	10.30	2/7/2003
10.24	Letter, dated February 17, 2003, from the Registrant to Jeanne McCann regarding certain employment matters.*	10-Q	0-27038	10.1	5/15/2003
10.25	Employment Agreement, effective August 11, 2006, by and between the Registrant and Paul A. Ricci.*	8-K	0-27038	10.1	11/8/2006
10.26	Employment Agreement, dated March 9, 2004, by and between the Registrant and John Shagoury.*	10-Q	0-27038	10.1	8/9/2004
10.27	Letter, dated May 23, 2004, from the Registrant to Steven Chambers regarding certain employment matters.*	10-Q	0-27038	10.2	8/9/2004
10.28	Letter, dated September 27, 2004, from the Registrant to James R. Arnold, Jr. regarding certain employment matters.*	10-KT	0-27038	10.39	1/6/2005
10.29	Letter dated September 25, 2006, from the Registrant to Don Hunt regarding certain employment matters.	10-K	0-27038	10.29	12/15/2006
21.1	Subsidiaries of the Registrant.	10-K/A	0-27038	21.1	12/15/2006
23.1	Consent of BDO Seidman, LLP.					X
23.2	Consent of Vitale, Caturano, & Company, Ltd.					X
23.3	Consent of S.R. Batliboi & Associates.					X
23.4	Consent of PricewaterhouseCoopers LLP.					X

Incorporated by Reference
Exhibit					Filing	Filed
Number	Exhibit Description	Form	File No.	Exhibit	Date	Herewith

23.5	Consent of Grant Thornton LLP.					X
23.6	Consent of Deloitte & Touche LLP.					X
23.7	Consent of Kost Forer Gabbay & Kasierer.					X
23.8	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (Included in Exhibit 5.1)					X
24.1	Power of Attorney (See Signature Page).					X

*	Denotes management compensatory plan or arrangement.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933 each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933 each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlington, Commonwealth of Massachusetts, on May 31, 2007.

NUANCE COMMUNICATIONS, INC.

By:	/s/ Paul A. Ricci
Paul A. Ricci
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Paul A. Ricci and James R. Arnold, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul A. Ricci Paul A. Ricci	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	May 31, 2007

/s/ James R. Arnold James R. Arnold	Chief Financial Officer (Principal Financial Officer)	May 31, 2007

/s/ Steven E. Hebert Steven E. Hebert	Chief Accounting Officer and Controller (Principal Accounting Officer)	May 31, 2007

/s/ Robert J. Frankenberg Robert J. Frankenberg	Director	May 31, 2007

/s/ Katharine A. Martin Katharine A. Martin	Director	May 31, 2007

/s/ Mark B. Myers Mark B. Myers	Director	May 31, 2007

Signature	Title	Date

/s/ Robert G. Teresi Robert G. Teresi	Director	May 31, 2007

/s/ William H. Janeway William H. Janeway	Director	May 31, 2007

/s/ Philip Quigley Philip Quigley	Director	May 31, 2007

/s/ Jeffrey A. Harris Jeffrey A. Harris	Director	May 31, 2007

/s/ Charles Berger Charles Berger	Director	May 31, 2007